Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As confidentially submitted to the Securities and Exchange Commission on April 7, 2023. This Amendment No. 3 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIDELIS INSURANCE HOLDINGS LIMITED

(Exact Name of Registrant as Specified in its Charter)

Bermuda	6331	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Fidelis Insurance Holdings Limited

Waterloo House

100 Pitts Bay Road

Pembroke

Bermuda HM08

+1 441 279 2500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Attention: Mr. Donald J. Puglisi

(Address, Including Zip Code, of Registrant’s agent for service)

Copies to:

Joseph D. Ferraro Jennifer Tait Willkie Farr & Gallagher (UK) LLP Citypoint, 1 Ropemaker Street London EC2Y 9AW United Kingdom	Gary D. Boss Benjamin J. Cohen Kirsten Gaeta Latham & Watkins LLP 1271 6th Avenue New York, New York 10020 Telephone: (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☒
Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of such securities is not permitted.

SUBJECT TO COMPLETION, DATED             , 2023

Common Shares

FIDELIS INSURANCE HOLDINGS LIMITED

Common Shares

This is the initial public offering of the common shares, par value $0.01 per share, of Fidelis Insurance Holdings Limited (the “Common Shares”). We are offering                  Common Shares. The selling shareholders named under the caption “Principal and Selling Shareholders” below (the “Selling Shareholders”) are offering an additional                  Common Shares. We will not receive any of the proceeds from the sale of the Common Shares being sold by the Selling Shareholders in this offering.

Currently, no public market exists for our Common Shares. We intend to apply to list our Common Shares on the New York Stock Exchange (“NYSE”) under the symbol “FIHL.” We intend to list our Common Shares on NYSE on or about                 , 2023.

We anticipate that the initial public offering price for our Common Shares will be between $             and $            per Common Share.

Investing in our Common Shares involves risks. See “Risk Factors” beginning on page 33. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Common Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Fidelis Insurance Holdings Limited	$	$
Proceeds, before expenses, to the Selling Shareholders	$	$

(1)	Please see “Underwriting” for a description of compensation payable to the underwriters.

The underwriters also may purchase up to                  additional Common Shares from the Selling Shareholders at the initial public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters expect to deliver the Common Shares to purchasers on or about                 , 2023.

J.P. Morgan                    Barclays

Prospectus dated                 , 2023

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ABOUT THIS PROSPECTUS

We and the Selling Shareholders have not authorized anyone to provide any information different from that contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred prospective investors. We and the Selling Shareholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give prospective investors. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only at the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Common Shares.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant made to prospective investors or for the benefit of prospective investors. Moreover, such representations, warranties or covenants were accurate only at the date they were made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Except as otherwise indicated, the information in this prospectus assumes the effectiveness of our Amended and Restated Bye-Laws (as defined herein) and the consummation of (i) a number of separation and reorganization transactions, which were completed on January 3, 2023, in order to create two distinct holding companies and businesses: FIHL (as the issuer of the Common Shares sold by the Selling Shareholders in this offering) and Shelf Holdco II Limited (“MGU HoldCo”) (the “Separation Transactions”) and (ii) this offering.

Certain Defined Terms

Certain abbreviations and definitions of certain insurance, reinsurance, financial and other terms used in this prospectus are defined in the “Glossary of Selected Terms” section of this prospectus.

Exchange Control

We intend to apply for and expect to receive consent under the Exchange Control Act 1972 (and its related regulations) from the Bermuda Monetary Authority (the “BMA”) for the issue and transfer of the Common Shares to and between non-residents of Bermuda for exchange control purposes provided the Common Shares remain listed on an appointed stock exchange, which includes NYSE. In granting such consent, neither the BMA nor any other relevant Bermuda authority or government body accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Service of Process and Enforcement of Civil Liabilities

We are a Bermuda exempted company. As a result, the rights of holders of our Common Shares will be governed by Bermuda law and our memorandum of association and the Amended and Restated Bye-Laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of our directors and officers are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Investors Outside the United States

Neither we nor any of the Selling Shareholders have done anything that would permit the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Common Shares and the distribution of this prospectus outside of the United States.

REGISTERED TRADEMARKS AND TRADEMARK APPLICATIONS

We own or have rights to use trademarks, service marks or trade names that we use in connection with the operation of our business. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, trade names and copyrights.

MARKET AND INDUSTRY DATA AND FORECASTS

Certain market and industry data and forecasts included in this prospectus were obtained from independent market research, industry publications and surveys, governmental agencies and publicly available information. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. Similarly, independent market research and industry forecasts, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. While we are not aware of any material misstatements regarding the market or industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

BASIS OF PRESENTATION

Presentation of Financial Information

References to “Previous Fidelis” refer to Fidelis Insurance Holdings Limited (“FIHL”) and its consolidated subsidiaries prior to the consummation of the Separation Transactions and this offering. References to “Current Fidelis” refer to FIHL and its consolidated subsidiaries following the consummation of the Separation Transactions. Unless otherwise indicated, or the context otherwise requires, references herein to “Fidelis,” “Group,” “we,” “our,” “us,” and other similar references refer (i) prior to the consummation of the Separation Transactions and this offering to Previous Fidelis and (ii) following the consummation of the Separation Transactions to Current Fidelis. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the Separation Transactions and the completion of this offering. References to “segment(s)” and “pillar(s)” shall have the same meaning as used herein and shall be used interchangeably to refer to each of the three pillars or segments of our business, Bespoke, Specialty and Reinsurance.

See “Summary—The Separation Transactions,” “Summary—Our Corporate Structure” and “The Separation Transactions” for a more particularized description of the Separation Transactions.

The financial information included herein has been derived from the financial statements and accounting records of Fidelis and has been prepared in accordance with generally accepted accounting principles in the

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

United States (“U.S. GAAP”). Following this offering, FIHL will operate and control all of the business and affairs and consolidate the financial results of FIHL and its consolidated subsidiaries. Amounts in this prospectus and the financial statements included in this prospectus are presented in U.S. dollars rounded to the nearest million, unless otherwise noted. Certain amounts presented in tables are subject to rounding adjustments and, as a result, the totals in such tables may not sum.

The financial information included herein contains the following measures, which we use to assess the financial performance of our business:

Premiums Written

•	Gross premiums written (“GPW”) means total premiums received; and

•	Net premiums written (“NPW”) means GPW less reinsurance premiums ceded.

Premiums written are recorded on inception of the policy. Premiums written include estimates based on information received from insureds, brokers and cedants, and any subsequent differences arising on such estimates are recorded as premiums written in the period in which they are determined.

Earned and Unearned Premiums

Premiums written are earned on a basis consistent with risks covered over the period the coverage is provided. Net premiums written, when earned, are referred to herein as net premiums earned (“NPE”).

The portion of the premiums written applicable to the unexpired terms of the underlying contracts and policies are recorded as unearned premium (“UPR”).

Non-U.S. GAAP Financial Measures

Our financial statements included in this prospectus have been prepared in accordance with U.S. GAAP. We have included certain non-U.S. GAAP financial measures in this prospectus, as further described below, that may not be directly comparable to other similarly titled measures used by other companies and therefore may not be comparable among companies. For purposes of Regulation G and Section 10(e) of Regulation S-K, a non-U.S. GAAP financial measure is a numerical measure of a company’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in the statements of operations, balance sheets, or statement of cash flows of the company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G and Section 10(e) of Regulation S-K, we have provided reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures. These non-U.S. GAAP measures are provided because our management uses these financial measures in monitoring and evaluating our ongoing results and trends.

This prospectus contains “non-U.S. GAAP financial measures,” including accident year loss ratio excluding catastrophes, large losses and prior year reserve movements, operating net income, and operating return on equity (“Operating RoE”), which are financial measures that are not required by, or presented in accordance with U.S. GAAP. Operating RoE is a meaningful comparison between periods of our financial performance expressed as a percentage and calculated as operating net income divided by opening common shareholders’ equity in a given period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Performance Measures and Non-U.S. GAAP Financial Measures.”

We believe that, in addition to our results determined in accordance with U.S. GAAP (that include performance measures such as ratio of losses and loss adjustment expenses to NPE (“loss ratio”), underwriting

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ratio, expense ratio, policy acquisition expense ratio, general and administrative expense ratio, combined ratio, net investment return, total investment return, total investment return percentage and return on equity (“RoE”), certain non-U.S. GAAP measures, including accident year loss ratio excluding catastrophes, large losses and prior year reserve movements, operating net income, and Operating RoE are useful in evaluating our business and the underlying trends that are affecting our performance. Such non-U.S. GAAP measures are primary indicators that our management uses internally to conduct and measure its business and evaluate the performance of its consolidated operations. Our management believes these non-U.S. GAAP financial measures are useful as they provide meaningful analysis of the performance of the business. These non-U.S. GAAP financial measures are used in addition to and in conjunction with results presented in accordance with U.S. GAAP. These non-U.S. GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our U.S. GAAP results and, where applicable, the accompanying reconciliations to corresponding U.S. GAAP financial measures, provide a more complete understanding of factors and trends affecting our business. A material limitation associated with these non-U.S. GAAP measures compared to the U.S. GAAP measures is that they may not be comparable to other companies with similarly titled items that present related measures differently. The non-U.S. GAAP measures should be considered as a supplement to, and not as a substitute for or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of these non-U.S. GAAP financial measures to the most directly comparable financial measures stated in accordance with U.S. GAAP.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before investing in Common Shares and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and our financial statements and the related notes included elsewhere in this prospectus, before deciding to purchase Common Shares. Unless otherwise indicated, or the context otherwise requires, references herein to “Fidelis,” “Group,” “we,” “our,” “us,” and other similar references refer (i) prior to the consummation of the Separation Transactions and this offering to Previous Fidelis and (ii) following the consummation of the Separation Transactions to Current Fidelis.

Certain abbreviations and definitions of certain insurance, reinsurance, financial and other terms used in this prospectus are defined in the “Glossary of Selected Terms” section of this prospectus.

Our History; Then to Now

Fidelis is a global (re)insurance company, with operations in Bermuda, Ireland and the United Kingdom. FIHL was formed in Bermuda in 2014 by Richard Brindle, under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. Fidelis completed its initial funding and began underwriting business in June 2015 under the direction of an experienced management team led by Richard Brindle. Since then, Fidelis has assembled a diversified global book of (re)insurance business and achieved scale as a specialty (re)insurer with GPW of $3.0 billion, total revenues of $1.5 billion and net income of $62.3 million for the year ended December 31, 2022.

On January 3, 2023, the Separation Transactions were completed and two distinct holding companies and businesses were created: FIHL and MGU HoldCo. FIHL is the parent holding company for Current Fidelis, is the issuer of the Common Shares sold by the Selling Shareholders in this offering and continues to own all of the insurance operating subsidiaries of Current Fidelis, comprised of Fidelis Insurance Bermuda Limited (“FIBL”), Fidelis Underwriting Limited (“FUL”) and Fidelis Insurance Ireland DAC (“FIID”). Current Fidelis also has its own service company, FIHL (UK) Services Limited, with a branch in Ireland (“FIHL (UK) Services”).

MGU HoldCo is the parent holding company for the managing general underwriting platform (the “Fidelis MGU”) that carries on the origination and underwriting activities on behalf of Current Fidelis and is led by Mr. Brindle. MGU HoldCo’s principal operating subsidiaries are Pine Walk Capital Limited (“Pine Walk Capital”), Pine Walk Europe SRL (“Pine Walk Europe”) and Shelf Opco Bermuda Limited, a newly incorporated MGU in Bermuda (“Bermuda MGU”). The underwriting activities of each of the licensed insurance carriers of Current Fidelis (FIBL, FUL and FIID) are outsourced to the corresponding operating subsidiaries of Fidelis MGU on a jurisdictional basis (Bermuda MGU, Pine Walk Capital and Pine Walk Europe, respectively). Each of the operating subsidiaries of Fidelis MGU has delegated underwriting authority to source and bind contracts for and on behalf of each of FIBL, FUL and FIID, respectively. See “Material Contracts and Related Party Transactions—Framework Agreement.” MGU HoldCo and its subsidiaries will not be consolidated with FIHL and its subsidiaries.

On December 20, 2022, FIHL and MGU HoldCo entered into a rolling 10-year framework agreement (the “Framework Agreement”) that governs the ongoing relationship between the two groups of companies (see “—Our Corporate Structure” for additional details). Following the consummation of the Separation Transactions on January 3, 2023, Mr. Brindle’s employment agreement and the employment agreements of certain other senior management and other employees of Previous Fidelis remained with Fidelis Marketing Limited (“FML”) (the

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

service company which transferred to and became part of Fidelis MGU as part of the Separation Transactions), and Mr. Brindle is now the Chairman and Chief Executive Officer of Fidelis MGU. See “The Separation Transactions.”

The Separation Transactions allow FIHL to access the underwriting expertise of Fidelis MGU while allowing Fidelis MGU to attract and retain highly sophisticated underwriting talent, including Mr. Brindle and senior underwriters. We believe that the Separation Transactions and the Framework Agreement have structural benefits for both groups of companies, including increased flexibility to quickly respond to evolving insurance and reinsurance market conditions and help sustain our strong underwriting results through access to top talent. Our objective following the completion of the Separation Transactions remains to further solidify Fidelis’ position as a leading bespoke, specialty and property underwriter.

Prior to the Separation Transactions, the Group was assigned an “A” (Excellent) financial strength rating by A.M. Best Company, Inc. (“A.M. Best”), the third-highest of 13 rating levels, with a stable outlook on all entities. A.M. Best’s ratings range from “A+” to “D.” Each A.M. Best rating category from “A+” to “C” may be designated either an additional plus (+) or a minus (-) sign as a rating notch that reflects a gradation of financial strength within the rating category. Additionally, A.M. Best assigned a “BBB” long-term issuer credit rating to FIHL, which indicates a good ability to meet ongoing senior financial obligations and a financial strength rating of “A” (Excellent) and the long-term issuer credit rating of “A” (Excellent) to FIBL, FUL and FIID. In connection with the Separation Transactions, the Group completed a rating evaluation service with A.M. Best, following which, A.M. Best had placed “under review with negative implications” the ratings assigned to FIHL, including the Group’s financial strength rating of “A.” On February 3, 2023, A.M. Best removed from “under review with negative implications” and affirmed the financial strength rating of “A” (Excellent) and the long-term issuer credit rating of “A” (Excellent) of FIBL, FUL and FIID. In addition, A.M. Best removed from “under review with negative implications” and affirmed the long-term issuer credit rating of “BBB” (Good) of FIHL. The outlook assigned to these ratings remained negative at such date. The negative outlooks acknowledge that A.M. Best has noted that it will continue to monitor the Group’s market presence as well as subsequent operating performance now that the Separation Transactions have been consummated.

Prior to the Separation Transactions, the Group was assigned an “A-” financial strength rating by S&P Global Ratings (“S&P”), with a positive outlook, which indicates strong capacity to meet financial commitments but somewhat more susceptibility to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. S&P’s ratings range from “AAA” to “D.” Each S&P rating category from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories. Additionally, S&P has assigned a “BBB” long term issuer rating to FIHL, which indicates adequate capacity to meet financial commitments but greater susceptibility to adverse economic conditions. In connection with the Separation Transactions, the Group completed a rating evaluation service with S&P, following which, S&P had placed under review the ratings assigned to FIHL, including the Group’s financial strength rating of “A-.” On August 5, 2022, S&P affirmed the Group’s ratings, including the “A-” financial strength rating assigned to the Group and a “BBB” long term issuer rating to FIHL, but revised its outlook from positive to stable for all entities. Despite the revision, S&P expressed confidence in the Group’s future operating earnings and strong capital position, noting in particular the Group’s underwriting outperformance of peers between 2017 and 2022.

Following the announcement of the Separation Transactions, on August 1, 2022, Moody’s Investors Service (“Moody’s”) assigned a “Baa2” long-term issuer rating to FIHL and “A3” insurance financial strength ratings to FIBL, FUL and FIID. The outlook for FIHL is stable. Moody’s generic rating classifications range from “Aaa” to “C.” Each Moody’s generic rating classification from “Aa” to “Caa” may be modified to append numerical modifiers 1, 2, or 3 to show relative position within the rating categories.

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Our Company

Fidelis is a leading global provider of bespoke and specialty insurance and property reinsurance products. We believe our differentiated underwriting positions us well to generate strong returns across (re)insurance cycles. Current Fidelis is led by Mr. Daniel Burrows who has more than 35 years of experience in the insurance industry and is supported by a highly experienced management team that manages the operations of Current Fidelis based on our founding principles.

Following the Separation Transactions, Current Fidelis is positioned as a global, specialty insurance provider with exclusive right of first access to Fidelis MGU’s underwriting business during the term of the Framework Agreement. Based on Fidelis’ historical experience, we expect this long-term partnership to deliver strong returns to our shareholders, primarily driven by our underwriting results. We aim to be good stewards of capital by effectively balancing capital deployment across market opportunities with capital distributions to our shareholders.

We will continue to benefit from decades of thought and process leadership and innovation through our strategic relationship with Fidelis MGU. The management team of Fidelis MGU, led by Mr. Brindle, has a robust track record built across multiple platforms. Mr. Brindle has more than 38 years of underwriting leadership, including founding Lancashire Holdings Limited (“Lancashire”) and holding leading roles at Syndicates 488 and 2488 at Lloyd’s of London (“Lloyd’s”). Teams led by Mr. Brindle oversaw Lancashire stock price appreciation of 412.0% from December 16, 2005 (the date of Lancashire’s initial public offering) to December 31, 2013 (immediately prior to his retirement from Lancashire), significantly exceeding the 71.0% price appreciation from a group of Lancashire’s publicly traded insurance company peers for the period (including Ace, XL, Arch, Everest, PartnerRe, Axis, Allied World, Renaissance Re, Validus, Montpelier, Greenlight Re, Third Point Re, Hiscox, Amlin, Catlin, Beazley and Novae). Past performance of Lancashire is no guarantee of future results for Fidelis. Mr. Brindle and his team also outperformed at Lloyd’s by delivering a 17.5% return on a straight average for Syndicates 488 and 2488 during his time there from 1986 to 1998, compared to Lloyd’s average return of 0.9% over the same period. Past performance of Syndicates 488 and 2488 is no guarantee of future results for Fidelis. Further, while at Fidelis, between 2017 and 2022 Mr. Brindle and his management team achieved strong underwriting performance with an average loss ratio of 45.3% and an average combined ratio of 85.8% compared with the peer average of 64.5% and 99.7%, respectively. Fidelis’ combined ratio was 86.0%, 76.3%, 86.6%, 80.6%, 92.9% and 92.1% in 2017, 2018, 2019, 2020, 2021 and 2022, respectively, compared to a peer average combined ratio of 109.4%, 96.9%, 96.7%, 103.7%, 96.6% and 93.5% in 2017, 2018, 2019, 2020, 2021 and 2022, respectively. Fidelis’ peer group includes Arch, Argo, Aspen, Markel, W. R. Berkley, Hiscox, Beazley, Lancashire, Everest Re, Axis Capital and Renaissance Re. In each case, prior underwriting and combined ratio performance is no guarantee of future performance. Each of the Fidelis and financial peer combined ratios is calculated as the sum of losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses as a percentage of NPE in all periods except 2018. In 2018, the Fidelis combined ratio included a negative $2.1 million adjustment to NPE as a result of the costs to acquire a derivative instrument to protect against Typhoon Jebi losses and a $10 million positive adjustment to investment returns recognized on the derivative. Financial peer combined ratios were calculated as the average of the reported combined ratios of each company.

We will continue to focus on nimble underwriting designed to capitalize on current market trends and dislocations as well as emerging risk solutions. We expect to maintain at a minimum the existing underwriting standards and where appropriate will look for enhancements. The team of underwriters at Fidelis MGU continues to maintain the robust processes and use of technology that have been key to Fidelis’ historical success at ensuring its underwriting efforts capture recent market developments. We believe this close coordination reduces the likelihood of siloed underwriting and gives us a competitive advantage in our underwriting, risk assessment and ability to offer as many products as possible to clients. A crucial and distinguishing part of those

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

robust processes is daily Underwriting and Marketing Conference Calls (the “UMCC”) with practice leads and key members of senior management (including risk modeling, actuarial, legal, compliance, contract wordings and claims representatives) to provide live market insights and multiple perspectives to allow underwriters to quickly assess emerging opportunities, achieve strong underwriting and cross-sell across our product range. See “—Our Competitive Strengths” below for further detail.

Since we began underwriting business in 2015, Fidelis has reached an attractive scale in bespoke and specialty insurance and property reinsurance markets while delivering robust results. Our GPW grew from $0.5 billion for the year ended December 31, 2017 to $3.0 billion for the year ended December 31, 2022, a compound annual growth rate of 40.6%, while delivering an average loss ratio of 45.3% and a combined ratio of 85.8% over the same period. In addition to earnings growth from the origination of new business, we believe that there is significant embedded earnings potential in previously written business due to the requirements of applicable accounting rules that revenue from written premiums must be recognized when earned over the life of a policy. This is reflected in our gross UPR balance of $2.6 billion at December 31, 2022.

Our scale and access to the highly selective underwriting capabilities of Fidelis MGU via our strategic relationship will allow us to capitalize on current insurance market trends and continue focusing on delivering growth coupled with strong underwriting results.

Fidelis is subject to varying degrees of regulation and supervision in the jurisdictions in which it operates. In particular, the businesses of our three insurance operating subsidiaries, FIBL, FUL and FIID, are authorized by, and subject to insurance laws and regulations that are administered and enforced by, a number of different governmental and non-governmental self-regulatory authorities and associations in each of their respective jurisdictions and internationally. For a summary of the regulatory environment of our insurance operating subsidiaries, primarily in their respective jurisdictions of Bermuda, U.K. and Ireland, see “Certain Regulatory Considerations.”

Our Commitment to Environmental, Social and Governance Matters

Fidelis is committed to being a leader in the industry with respect to standards for environmental, social and governance (“ESG”) matters. We are currently committed to transitioning our insurance portfolios to net-zero greenhouse gas emissions by 2050. To work towards this, to the extent possible, we are developing tools to measure the insurance-associated emissions of our insurance portfolios. We have carried out a joint study on approximately $8.2 billion of premiums and 28,500 policies spanning between 2012 and 2021, which demonstrated that higher third-party ESG ratings were generally correlated with lower loss ratios. Fidelis aims to embed ESG factors in its underwriting processes where appropriate. In addition, Fidelis has certain existing underwriting restrictions. These underwriting restrictions include not directly insuring thermal coal (including dedicated infrastructure projects such as ports and railways), tar sand extraction, Arctic oil and gas exploration and drilling and fracking operations. Fidelis will also not provide cover to companies whose revenues from the above-mentioned activities account for more than 20% of their total revenues. Fidelis has been for some time seeking to use policy language to minimize exposure to forced labor and modern slavery in particular in our marine cargo line of business.

Furthermore, FIHL’s core fixed income investment portfolio (which represents approximately 95% of invested assets) is managed in a manner that is consistent with Fidelis’ sustainability principles and ESG objectives. This includes a requirement that a minimum of 3% of the core fixed income portfolio’s total assets under management must be invested in “green, social and sustainable” (“GSS”) bonds, as classified by Bloomberg pursuant to its proprietary GSS Indices. The GSS Indices utilize the Bloomberg Global Aggregate Index, the Bloomberg Sustainable Finance Group’s green, social and sustainability bond indicators and fields that show alignment with the International Capital Market Association Green Bond, Social Bond and Sustainability Bond Principles and Guidelines. At December 31, 2022, 4.2% of Fidelis’ core fixed income portfolio was invested in GSS bonds. Furthermore, the investment portfolio includes restrictions against holding securities of

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issuers that have a ‘poor’ MSCI Inc. (“MSCI”) ESG rating (with a rating below ‘B’ or issuers that currently have a ‘red’ MSCI controversy flag). Securities of these issuers may only be held if the investment manager demonstrates and documents in writing pursuant to company policies a positive forward-looking ESG view of the issuer. Fidelis has also adopted negative screens to limit exposure to certain industries and activities in its investment portfolio. These include screens against holding securities of any issuers involved in thermal coal, oil and gas (though an issuer may derive up to 20% of its annual revenues from oil and gas) or arms (certain types of arms are completely excluded, others such as firearm sales are permitted to comprise up to 10% of annual revenues), and restrictions against those that fail animal welfare and for-profit prisons screens. As a result of such negative screens, Fidelis was able to limit its direct exposure to the securities of companies deriving revenues from fossil fuels to only two companies, which at December 31, 2022 comprised only 0.1% of Fidelis’ core fixed income portfolio. Furthermore, currently Fidelis has no direct exposure in its investment portfolio to energy companies and its exposure to corporate securities identified as “utilities” comprises less than 1% of the core fixed income portfolio.

Additionally, we have taken action in each year since 2018 to more than offset our operational carbon emissions and we are committed to continuing to do so going forward. In 2018, 2019, 2020 and 2021, we offset our carbon emissions at 125%, 150%, 200% and 150%, respectively, on a tons-of-carbon-equivalent basis through the use of carbon credits. Currently, we are calculating our operational carbon emissions for 2022, and intend to offset more than 100% of those emissions. We partner with relevant industry specialists to calculate our carbon emissions.

We were also awarded carbon credits through investments in Earth’s forests, including forest protection in investments in the April Salumei area of Papua New Guinea in 2018 and 2019 and reforestation projects in Nicaragua and Tanzania in conjunction with CommuniTree and Hazda Hunter Gatherers in 2020 and 2021, respectively.

Diversity, equity and inclusion are integral to Fidelis and we aim to continue to pursue a strategy that increasingly reflects the markets in which we do business. We pursue a diversity, equity and inclusion strategy that includes accountability, representation, advancement, culture, outreach and fostering a sense of belonging for all our employees. We employ targeted recruiting strategies to identify diverse candidates and partner with external agencies to advertise vacancies with the goal of increasing the hiring of women and ethnically diverse employees. Where available, we monitor certain diversity, equity and inclusion statistics (gender, ethnicity, age, marital status, religion, caring responsibilities and disability, each as provided by candidates on a voluntary basis) both at the outreach/interview stage and for our employee population so that we can see progress with respect to the diverse candidate pools. Comparative data on diverse candidate sourcing available to us demonstrates an improved diversity mix of approximately 1% across gender and approximately 6.5% across ethnicity from December 31, 2021 to February 1, 2023 (being the latest practicable date), acknowledging that the number of employees following the consummation of the Separation Transactions has been reduced due to staff transfers to Fidelis MGU. In addition, we seek to promote our diverse talent from within, identifying those that have potential to take on more senior roles and fast-tracking them through exposure to a wide range of business opportunities as well as structured training and development.

Strategic Relationship with Fidelis MGU

We believe the insurance industry is evolving rapidly and is primed for further value chain disaggregation which will allow specialist underwriters to benefit from access to clients and risks and to provide access to alternate forms of capital.

Following the consummation of the Separation Transactions, MGU HoldCo became a minority investor in FIHL (holding approximately 9.9% of the Common Shares) and entered into the Framework Agreement with

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FIHL to build a long-term agency relationship that provides strong economic and strategic alignment between the two groups of companies.

The Framework Agreement, under which Current Fidelis secures business from Fidelis MGU, has a rolling initial term of 10 years. Years one to three will roll automatically (each year resetting the term of the Framework Agreement to a new 10-year period) and the notice to roll will be deemed given at the end of years one, two and three (i.e., the years roll automatically and will not be subject to any underwriting target or preconditions to rolling). From year four onwards, the Framework Agreement will roll at the sole written election of FIHL, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by FIHL to elect not to roll the Framework Agreement on or after year four will mean that the remainder of the 10-year term then in effect will continue in place (i.e., the Framework Agreement will have a further nine years to run in the first year following the election by FIHL not to roll the Framework Agreement). See “Material Contracts and Related Party Transactions—Framework Agreement.”

Fidelis MGU manages underwriting, origination, outwards reinsurance, actuarial and claims services with close review and oversight from Current Fidelis to ensure adherence with the agreed upon group-level annual plan (the “Group Annual Plan”), which sets out our underwriting parameters and risk tolerances in respect of our three-pillar underwriting strategy on a gross / net basis for each annual period. While the Framework Agreement establishes the overarching parameters of the outsourced underwriting relationship between Current Fidelis and Fidelis MGU, the relationship is more specifically governed on a jurisdictional basis by a series of Delegated Underwriting Authority Agreements (as defined herein). The parties to each Delegated Underwriting Authority Agreement will prepare their own subsidiary-level annual plans (each, a “Subsidiary Annual Plan”). See “Material Contracts and Related Party Transactions—Framework Agreement—Subsidiary Annual Plans.” Fidelis MGU provides us with a number of enterprise and support services on a cost-plus basis, such as accounting, other finance and reporting services, IT infrastructure, maintenance and system development services and facilities management services pursuant to the services agreement between FIHL and MGU HoldCo relating to the outsourcing of certain non-underwriting services provided by Fidelis MGU to FIHL and FIHL (UK) Services (the “Inter-Group Services Agreement”). See “Material Contracts and Related Party Transactions—Inter-Group Services Agreement.”

We will continue to leverage Fidelis MGU’s sophisticated underwriting technology and talent and will benefit from our shared history in underwriting principles, strategic visions, and managerial approaches. Our arrangement is governed by arm’s-length terms for origination and management consistent with industry commission levels, including market overrider commissions, and with a focus on aligning incentives for strong underwriting performance. Ceding commissions payable to Fidelis MGU will be charged for underwriting, claims and actuarial pricing services and will be calculated based on NPW to ensure alignment on reinsurance purchasing. To avoid fee duplication, ceding commissions payable for open market business sourced by Fidelis MGU are set at 11.5% and ceding commissions payable for business sourced by Fidelis MGU via third-party managing general underwriters to whom underwriting authority has been sub-delegated by Fidelis MGU are set at 3.0%. Business that continues to be sourced by subsidiary cells of Pine Walk Capital will continue to follow the fees and commissions set under those agreements. For the year ended December 31, 2022, the fees and commissions attributable to subsidiary cells of Pine Walk Capital were approximately 10.0% on average of the total Pine Walk Capital GPW. Long-term objectives will be further aligned by FIHL paying an ongoing portfolio management fee of 3.0% (“Portfolio Management Fee”) to Fidelis MGU and a 20.0% profit commission on Operating RoE (“Binder Operating RoE”) above a hurdle rate of 5.0% calculated on an aggregate basis for Current Fidelis. Binder Operating RoE is defined in the Framework Agreement as FIHL’s consolidated net underwriting margin (disregarding any business not underwritten by Fidelis MGU following the date of the Framework Agreement and the effect of any FIHL Procured Outwards Reinsurance, as defined in the Framework Agreement) plus all overriders retained by Current Fidelis (disregarding the effect of any FIHL Procured Outwards Reinsurance), minus an Administrative Expenses Allowance (defined in the Framework Agreement as a sum equating to 2.3% of net premiums written), minus the

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proportion of FIHL’s costs of financing its debt and preference securities included in FIHL’s total capital that is deemed to be allocated to Fidelis MGU, minus the total accumulated ceding commission that is payable by Current Fidelis to Fidelis MGU, minus the Portfolio Management Fee relating to business underwritten by Fidelis MGU, divided by the proportion of FIHL’s opening common shareholders’ equity adjusted for dividend and equity raises (as set out in year-end consolidated audited accounts) that is deemed to be allocated to Fidelis MGU. The calculation of such profit commission will include a deficit carry-forward mechanism for a maximum of three years in which the Binder Operating RoE is below zero. For a more detailed discussion of the fees and commissions payable by Current Fidelis in connection with its outsourced relationship with Fidelis MGU, see “Material Contracts and Related Party Transactions—Framework Agreement—Fees and Commissions.”

We believe the recently completed Separation Transactions make us a scaled property, bespoke and specialty (re)insurer with long-term access to a sophisticated underwriting team focused distinctively on portfolio optimization and insurance portfolio management. Under this structure, we believe we are well positioned to generate attractive returns, deploy capital toward profitable underwriting opportunities sourced through our strategic arrangement with Fidelis MGU, and grow our business. The strategic arrangement adheres to our long-standing philosophy of writing insurance and reinsurance in areas where deep expertise is required to deliver an attractive risk / reward profile through (re)insurance cycles.

The shareholders agreement entered into by current shareholders who own shares in FIHL (the “Existing Shareholders”) following the consummation of the Separation Transactions (the “Existing Common Shareholders Agreement”) will be amended and restated (the “Amended and Restated Common Shareholders Agreement”) effective as of the consummation of this offering. The Amended and Restated Common Shareholders Agreement will retain a number of rights granted to MGU HoldCo under the Existing Common Shareholders Agreement, such as certain consent rights, minority shareholder protections and board nomination rights. Under the terms of the Amended and Restated Common Shareholders Agreement, for so long as MGU HoldCo holds 4.9% of the Common Shares of FIHL and the Framework Agreement is in effect, the consent of MGU HoldCo will be required for FIHL to undertake certain actions, including effecting any change in the jurisdiction, incorporation or name of FIHL or any member of Current Fidelis, making a material change to the nature or scope of the business underwritten by FIHL and any member of Current Fidelis, effecting any amendments to its constitutional documents that are reasonably likely to have a material adverse effect on Fidelis MGU and making certain acquisitions or dispositions of assets. MGU HoldCo will also enjoy certain pre-emptive rights in respect of further Common Share issuances, provided that MGU HoldCo will no longer be entitled to exercise the above mentioned rights if MGU HoldCo sells any of its Common Shares or its ownership of FIHL’s Common Shares otherwise falls below 4.9% as a consequence of a dilutive action taken by FIHL. The prohibition on MGU HoldCo selling any of its Common Shares shall not apply in the event of a Common Share buyback or other transactions undertaken by FIHL in response to certain adverse regulatory or accounting effects on MGU HoldCo. Additionally, MGU HoldCo will be entitled to nominate one individual to serve as a director on the board of directors of FIHL (the “Board”), for so long as MGU HoldCo together with its Investor Affiliate Transferees or Investor In Kind Transferees holds at least 50% of its Initial Investor Shares. See “Material Contracts and Related Party Transactions—Other—Common Shareholders Agreement” and “Description of Share Capital—Certain Provisions of the Amended and Restated Bye-Laws—Number of Directors” for a detailed description of these rights and the definitions of “Investor Affiliate Transferees,” “Investor In Kind Transferees” and “Initial Investor Shares.”

Our Business; Overview

We focus our business on three pillars: Bespoke, Specialty and Reinsurance (“Bespoke,” “Specialty” and “Reinsurance,” respectively). We believe our three-pillar strategy and capabilities allow us to take advantage of the opportunities presented by evolving (re)insurance markets and proactively shift our business mix across market cycles.

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Bespoke

For the year ended December 31, 2022, the portion of the Group’s business which focuses on bespoke (re)insurance underwriting for tailored coverage (the “Bespoke pillar”) accounted for 26.1% of our GPW and 30.2% of our NPW with an underwriting ratio of 68.5% and a loss ratio of 31.3%. GPW in the Bespoke pillar grew from $209.9 million for the year ended December 31, 2017 to $783.2 million for the year ended December 31, 2022, a compound annual growth rate of 30.1%, despite our decision to maintain our GPW in 2020 at the same level as in 2019 in light of political and economic uncertainties arising from the COVID-19 pandemic. During the period from 2017 to 2022, our average underwriting ratio was 57.7%. In 2022, the Bespoke pillar generated $119.3 million in underwriting income.

The Bespoke pillar focuses primarily on highly tailored and specialized products, including policies covering credit and political risk, political violence and terrorism, limited cyber reinsurance, tax liabilities, title, transactional liabilities and other bespoke products that fit our criteria. Given the increased global conflict in 2022 and national economies shifting further to intellectual property driven value, we believe that the Bespoke pillar continues to see significant opportunity for beneficial pricing and terms and conditions. The relationships we have formed with clients and brokers, the underwriting expertise required, and nature of the underlying risks create a higher barrier to entry and help us maintain our position as a leader in the industry. Typically, these lines do not follow the established (re)insurance cycle, have customizable terms and conditions and are largely influenced by prevailing economic conditions at a given time. As such, these products require highly specialized pricing and other models tailored to the risk profile. For example, for certain significant risk transfer transactions, pricing is largely driven by counterparty credit quality which has low correlation with the current (re)insurance cycle and high correlation with the overall economy and macro events. As a result, Bespoke policies follow a different and diversified loss pattern relative to our Specialty and Reinsurance pillars.

The Bespoke portfolio has several economic features that we believe are financially attractive. The contracts often have multi-year tenors, and the products generally have expected low and stable attritional loss ratios over the exposure period. The combination of longer tenor and lower expected loss experience creates the potential to capture additional embedded value as premiums are earned over the exposure period under U.S. GAAP. Additionally, the contracts are highly capital-efficient as these risks tend to have little or no correlation to peak natural catastrophe perils driving a higher RoE than other lines. Furthermore, the contracts typically have customized provisions rather than standard market contractual provisions, creating opportunities to optimize pricing and establish proprietary, recurring relationships with clients. The custom and direct nature of the business has allowed us to lead on substantially all of our contracts creating tailored terms, conditions and pricing.

The Bespoke pillar benefits from quota share, aggregate and stop loss and excess of loss retrocessional cover, which helps to minimize the potential net losses in the business written.

Our Bespoke pillar is central to our business, and we believe it is one of the key differentiators of our business from that of other specialty insurers. The specialist nature of this business combined with lower levels of market competition result in a less commoditized, more tailor-made product that delivers better and lower volatility underwriting performance with less exposure to the typical (re)insurance cycle. The capital-efficient nature of these products and potential for high RoE allow us to retain sufficient capital to withstand deterioration through (re)insurance cycles while avoiding accumulation of excess capital like many of our competitors focused primarily on high-volatility property reinsurance.

Specialty

For the year ended December 31, 2022, the portion of the Group’s business which focuses on traditional specialty business lines (the “Specialty pillar”) such as aviation, energy, space, marine, contingency and

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property direct and facultative (“D&F”) accounted for 53.7% of our GPW and 57.0% of our NPW with an underwriting ratio of 85.4% and a loss ratio of 59.7%. GPW in the Specialty pillar grew from $70.8 million for the year ended December 31, 2017 to $1,610.7 million for the year ended December 31, 2022, a compound annual growth rate of 86.8%. During the period from 2017 to 2022, our average underwriting ratio was 65.5%. In 2022, the Specialty pillar generated $124.6 million in underwriting income.

The Specialty pillar classes include aviation, energy, space, marine, contingency and property D&F. Given the current position of the reinsurance market in the insurance cycle, we have used our Specialty pillar increasingly to deploy capital targeted to natural catastrophe exposure through property D&F lines of business rather than through our Reinsurance pillar. We further capitalized on market dislocations and associated rate increases in key classes such as marine and aviation to increase the amount of business written. Our aviation, property D&F and marine businesses are among the leading franchise positions in the London market. The Specialty pillar benefits from quota share, aggregate, stop loss and excess of loss retrocessional cover and industry loss warranties, which helps to minimize the potential net losses in the business written.

Our Specialty pillar provides us with access to capital-efficient business and facilitates diversification of our exposures. Due to the soft rate environment in years prior to 2020, this pillar has historically been the smallest contributor to our GPW. However, following the significant dislocation in the market beginning in late 2019 when a number of large carriers exited the Specialty market, Fidelis assessed that return hurdles in its Specialty pillar were at levels that had the potential to grow in this segment, and Fidelis increased its Specialty pillar GPW significantly in 2020 and 2021 (representing a 236% per annum GPW growth from 2019 to 2021) and continued to do so in 2022.

In 2022, we experienced further pricing momentum and enhanced terms and conditions as dislocations affected several lines, including war cover for marine and aviation lines driven by the Ukraine Conflict, contingency driven by COVID-19, and property D&F driven by Hurricane Ian.

In the Specialty pillar, we leverage Fidelis MGU’s ability to adapt to constantly evolving market dynamics and develop specialized and tailored pricing and aggregation models while maintaining a disciplined underwriting approach. Our underwriters work to form, and via the sophisticated underwriting expertise at Fidelis MGU we continue to develop, collaborative relationships with brokers and clients, offering them the full suite of our existing products as well as working with them to innovate new product ideas. This relationship-driven approach allows our underwriters, and will allow underwriters at Fidelis MGU on our behalf, to identify from existing clients additional underwriting opportunities for providing cover on other related lines of business. We typically seek out capacity-driven layers with attractive pricing, often focusing on dislocated markets, and look to ensure successful and sustainable growth in this pillar through developing and maintaining an excellent broker network.

Reinsurance

For the year ended December 31, 2022, the Reinsurance pillar accounted for 20.2% of our GPW and 12.9% of our NPW with an underwriting ratio of 106.2% and a loss ratio of 74.3%. GPW in the Reinsurance pillar grew from $265.2 million for the year ended December 31, 2017 to $606.2 million for the year ended December 31, 2022, a compound annual growth rate of 18.0%. During the period from 2017 to 2022, our average underwriting ratio was 89.2%.

Our Reinsurance pillar consists of an actively managed, primarily residential property catastrophe reinsurance book, with closely controlled aggregates using Fidelis MGU’s proprietary FireAnt aggregation and analytics system to monitor exposures in real time. The Reinsurance pillar also includes property retrocession and a limited amount of composite and multi-class asset reinsurance. In the context of excess of loss reinsurance

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products, we focus on underwriting attachment points largely exposed only to true catastrophe events. The portfolio is global in nature with a strong North American concentration and smaller exposures in Japan, Europe, Australasia and elsewhere throughout the world. The Reinsurance pillar benefits from quota share, aggregate, stop loss and excess of loss retrocessional cover, catastrophe bond cover and industry loss warranties, which helps to minimize the potential net losses in the business written. We believe our strategy of pursuing closely controlled aggregates and focusing on residential portfolios in the Reinsurance pillar helps keep volatility lower than a typical catastrophe book.

We benefit from Fidelis MGU’s sophisticated analytics capabilities and live aggregation tools, excellent relationships with a blend of regional and nationwide carriers (both in the United States and internationally), and strong retail and wholesale broker relations in the distribution of our products. Since 2021, we have developed a view of risk informed by thorough analysis and discussions with weather and forecasting experts. We have concluded that the effects of climate change on perils such as convective storm, flood and wildfire are not currently represented adequately in current vendor models. As such, we have superimposed our own expectations of frequency and severity on third-party vendor models, which are well in excess of average Bermuda (re)insurers’ loads, to form a base for exposure and aggregation tracking.

For the year ended December 31, 2022, the Reinsurance pillar had an $17.1 million net underwriting loss, primarily driven by Hurricane Ian losses in the United States. We have taken proactive steps to reduce volatility and reshape our Reinsurance portfolio to focus only on clients with stronger financial and loss adjustment capabilities and the resources to adjust and manage high volumes of claims in-house. As a consequence, the property reinsurance portfolio was reduced for 2022 and, subject to opportunities that may develop, is expected to remain at reduced levels for 2023, reducing natural catastrophe volatility across the portfolio. We are increasingly deploying reinsurance capital across large-scale, well-resourced national accounts away from smaller regional underwriters, who we believe are less able to adjust and manage large catastrophe events. We have reduced our exposure to the middle layers of treaty accounts which are more exposed to increased frequency and severity of losses as a result of climate change and secondary perils associated with floods and wildfires without commensurate increases in rates. Following Hurricane Ian, we also saw an increased demand for private deals and significant pricing increases during the year-end renewal season. Over time, we expect the impact of these changes to improve the quality of our natural catastrophe-exposed portfolios and reduce volatility. As ever, we will continue to leverage our nimble underwriting abilities and ability to adapt to constantly evolving market dynamics to source business when favorable market conditions are present. If there is an increase in property catastrophe rates, as well as favorable terms and conditions, we would intend to capitalize on those trends and dislocations.

Insurance Market Conditions

We believe we have significant market opportunities given our ability to innovate and adapt to evolving market conditions. Global economic and industrial development, population increases, greater product awareness and distribution, as well as inflation continue to drive increased need for insurance and reinsurance. The current insurance and reinsurance market environment has experienced a prolonged period of rate increases, structural enhancements and continued improvement of terms and conditions. However, we believe that the higher loss ratios experienced by many of our competitors in recent years due to the frequency and severity of catastrophes has caused some of them to reevaluate and reduce their catastrophe reinsurance business. As companies exit certain (re)insurance markets and/or reduce the scope of their underwriting activities, capacity has been reducing in certain classes, leading to significant year-on-year rate increases in the (re)insurance market since the end of 2019. Some classes of business that have experienced larger rate increases include property catastrophe, property D&F, specialty markets such as aviation, marine, energy and contingency and casualty markets such as medical malpractice and healthcare (with medical malpractice and healthcare being lines of business which Current Fidelis does not write) which is reflective of the hardening cycle being driven by a lack of underwriting profits rather than capital. We believe that this combination of factors is driving a sustainable favorable market

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environment, with a focus on risk management, disciplined risk selection, reasonable terms and profitable business, which presents significant market opportunities for us. Global commercial insurance prices rose 4% in the fourth quarter of 2022, making the fourth quarter of 2022 the ninth consecutive quarter of price increase since global pricing increases peaked at 22% in the fourth quarter of 20201. In particular, we see the emergence of five themes supporting continued rate hardening:

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Climate Change. The frequency and severity of catastrophes is rising as seen by the increases in catastrophes globally in more recent years, requiring rate increases to keep pace. We believe that the impact of a warming climate and increased atmospheric moisture and changing weather patterns will result in increased frequency and severity of elemental catastrophe losses (elemental risks related to the elements i.e., weather related hail and storms etc.). The frequent incidence of annual industry-wide natural catastrophe losses in excess of $100 billion in the aggregate during the period from 2018 to 2022 has led us to reshape our portfolio and reduce our exposure to certain perils, thereby reducing the volatility traditionally associated with the property reinsurance classes. Many of our competitors have experienced higher loss ratios in the same period than in prior cycles and combined ratios in excess of 100%, causing them to reevaluate their levels of premiums written against catastrophe reinsurance (see “Business—Competition”). Decreased participation has created a lack of supply of reinsurance capacity causing upward pressure on price. We expect this trend to continue, which would allow Fidelis MGU to underwrite select attractive policies on our behalf and position us to deliver strong risk-adjusted returns.

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Casualty. We believe reserves across the industry remain deficient for accident years from 2013 to 2019 based on prior year adverse developments for several casualty underwriters. Further adverse developments and actual loss payouts may deplete competitors’ capital and impair their ability to underwrite additional casualty risks. Given Fidelis has made the strategic decision not to write the traditional casualty classes such as general liability, financial lines, directors and officers, and errors and omissions, it is not affected by these potential capital constraining issues, which we believe provides us with a competitive advantage due to our continued position of strength.

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Cost Inflation. Numerous countries including the United States are experiencing inflation in wages, materials and parts. Real inflation for expert loss adjusters and building materials, exacerbated following a catastrophe, is causing an increase in loss ratios above modeled results for many insurers and complicating future estimates. This effect is increasing losses for multiple areas of the Excess & Surplus, Property & Casualty and reinsurance markets leading to rate increases and decreased appetite. Fidelis incorporates a specific cost inflation factor in its risk modeling to mitigate the effects of inflation. In addition, social inflation driven by changes in societal views on litigation aimed at insurers is a recent and developing risk highlighted by industry leaders and leading to larger claims. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Current Outlook, Market Conditions and Rate Trends.”

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Conflict. The escalation of geopolitical tensions and the ongoing invasion of Ukraine by Russia (the “Ukraine Conflict”) has created uncertainty and potential losses for both global direct insurers and reinsurers. Some lines of business are subject to asymmetrical loss profiles exacerbated by war and armed conflict, which are likely to reduce supply and/or accelerate rate changes. Additionally, aviation, marine, political risk and political violence lines are likely to be particularly impacted as insurers calibrate their losses, reserve, and court proceedings begin on potential claims. Fidelis continues to monitor the Ukraine Conflict to determine the ultimate impact from lines of business which may be exposed to the Ukraine Conflict, including aviation, marine, political risk and political violence contracts.

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COVID-19. Despite improving case and severity data, we believe industry losses since the beginning of the COVID-19 pandemic have not yet been fully captured. A significant number of outstanding claims and litigation beyond traditional mortality policies persists which may lead to changes in future policies and the risk-appetite of current underwriters. Recent judicial decisions in local markets have made adverse rulings

[1]	Marsh Global Insurance Market Index Q2 2022.

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relating to business interruption and treating each case as a separate claim with single claim limits. These rulings could affect the general interpretation of business interruption policies and may increase the level of insurers’ liability in the relevant markets by reducing their ability to aggregate policyholders’ losses when applying single claims limits. Fidelis has limited or no exposure to highly impacted businesses (such as U.K. commercial insurance, contingency (which Previous Fidelis began to write after the COVID-19 pandemic began in March 2020) and trade credit), and we continue to believe the effects of the COVID-19 pandemic will impact loss estimates for our competitors, future policies and competitor behavior.

These market conditions have led to a compelling dislocated underwriting opportunity in numerous specialty areas in which we underwrite.

Our Competitive Strengths

We believe that our competitive advantages are based on the following key strengths:

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Highly experienced, well regarded management team. Our management team consists of industry veterans with many years of relevant experience in insurance, providing FIHL with the necessary functional support, supplemented by the services stipulated under the Framework Agreement and Inter-Group Services Agreement. We are led by Mr. Daniel Burrows, who, prior to joining Fidelis in 2015, was the co-CEO of Aon Benfield’s Global ReSpecialty (“GRS”) division. Prior to assuming the CEO role at FIHL, Mr. Burrows had been leading Fidelis’ Bermuda operations and was most recently the Executive Chairman of FIBL and Group Managing Director. The other members of the management team are a mix of experienced individuals who have had held key roles at Fidelis and have long histories of working with Fidelis MGU, along with other experienced professionals from other industry peers.

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“First choice” access to one of the best underwriting teams in the industry. The performance of our business portfolio will be a direct result of the capabilities of the Fidelis MGU management team, led by Richard Brindle, who is the Chairman and CEO of Fidelis MGU. Mr. Brindle brings more than 38 years of experience in the insurance industry and is known for his track record of outperformance across Lloyd’s syndicates and Lancashire under his leadership. Mr. Brindle was acknowledged by A.M. Best in August 2018 to be one of the most successful underwriters in the worldwide insurance market and has a track record of outperformance over the past 30 years. From 2017 to 2022, the Fidelis MGU management team has outperformed peers across key profitability and growth metrics. Between 2017 and 2022, Fidelis achieved strong underwriting performance with an average loss ratio of 45.3% and an average combined ratio of 85.8%. The Fidelis MGU management team brings many years of cumulative experience in broking, underwriting, corporate and actuarial roles as well as long-term client and broker relationships. Mr. Brindle previously founded Lancashire with over $1 billion of start-up capital in December 2005 and grew it into a key player in the (re)insurance market listed on the London Stock Exchange. Under the Framework Agreement, we secure business for a rolling term of 10 years, providing long-term certainty that we will leverage Fidelis MGU’s well-established and sophisticated underwriting capabilities. See “Material Contracts and Related Party Transactions” and “The Separation Transactions.”

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Significant scale achieved since establishment and clean platform for growth. We believe our scale achieved since inception and our access to Fidelis MGU’s sophisticated underwriting analytics and technology platform will give us a competitive advantage. Since we started underwriting in 2015, we have grown our insurance book significantly through organic business expansion including through increased client penetration, new product development, long-term relationships and new reinsurance partnerships. Between 2017 and 2022, we had extremely strong growth with an average year-over-year GPW growth rate of 40.6% compared to 14.5% from other specialty insurers during the same period (including Arch, W. R. Berkley, Argo, Markel, Aspen, Everest Re, Renaissance Re, Axis, Beazley, Hiscox, and Lancashire), while delivering top quartile underwriting profitability. As our long-tenor business lines (such as Bespoke

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products) continue to scale, we believe there will be higher convergence of NPE and NPW as prior period UPR continues to earn and have a favorable impact on NPE increasing.

•

Strong capital position. We have a strong balance sheet and are committed to preserving our financial strength. At December 31, 2022, our total assets were $8.3 billion and our total cash and investments (including restricted cash) totaled $3.8 billion, primarily highly rated, liquid fixed maturity assets. Our $2.5 billion total capitalization (which includes our preference securities and issued debt) provides us with the flexibility to engage in attractive underwriting opportunities and scale quickly when market conditions warrant increased business.

•

Nimble approach and focus on bottom line. We take pride in making reasoned decisions to actively enter and grow or reduce and exit specific lines of business as opportunity arises or diminishes, leveraging the UMCC to assess opportunities in real time with all key decision-makers. We believe our nimble approach and firm focus on bottom-line profitability (i.e., net income, as opposed to top-line growth) of each line of business is key to our strategy and success. We will establish our underwriting parameters and risk tolerances in respect of the three-pillar underwriting strategy in the Group Annual Plan, which will be prepared by Fidelis MGU in consultation with Current Fidelis and presented to Current Fidelis for formal approval on a gross/net basis.

Our strategy is to increase line sizes where appropriate, take the lead in requiring rate changes and establish ourselves as the “go to” market for solutions through our in-force portfolio and new classes of specialty and bespoke products. Depending on market conditions, Fidelis MGU, with our consent, may exercise its discretion in coordination with us to increase retention by reducing outwards quota shares to take further advantage of the continued hardening of rates. Similarly, we may also coordinate with Fidelis MGU to increase line sizes as conditions warrant. We intend to grow specialty classes by writing large line sizes to further push rate increases and access new classes where there is significant market dislocation. We expect to grow our bespoke and specialty products through a combination of organic growth of our already well-established footprint, systematic cross-selling to clients and innovative new products while maintaining quality underwriting information, high-quality risk selection and multi-line aggregation tools and technology.

•

Access to well-diversified, multi-line (re)insurance risk. We prioritize pursuing a targeted diversification strategy focused on three pillars – Bespoke, Specialty and Reinsurance. We have built a portfolio leveraging our ability to remain agile across market cycles with 74 lines of business across our three pillars at March 31, 2023. Our products serve numerous industries, types of exposure, and geographies. We believe that Fidelis MGU’s ability to price and aggregate bespoke risks, adapt to evolving market dynamics in the specialty market, and continually optimize in reinsurance markets uniquely positions us to continue to grow a profitable portfolio. The breadth of our portfolio offering in conjunction with our partnership with Fidelis MGU also allows us to adjust line sizes and retention rates based on prevailing market conditions and achieve optimal economics for the overall portfolio. The three-pillar strategy is central to our growth as it allows us to deliver attractive risk-adjusted returns to shareholders in the long term by managing through (re)insurance cycles and deploying to the most favorable market conditions across the three pillars.

•

Innovative product offering positioned for continued growth. We focus on building first mover advantages across our markets. Our product portfolio evolves in response to client demand for bespoke, tailored products and our market-driven, real-time assessment of risk. Over the past four years, we have grown our book of newly created solutions across a wide range of sectors including airline, intellectual property, marine, and residential mortgage, expanding our business lines to 74 lines at March 31, 2023 from 43 at December 31, 2017. Through this innovation, we have further strengthened our three-pillar strategy and our position as a skilled specialty insurer.

•

Proprietary technology integration with full control of data. We will continue to leverage Fidelis MGU’s proprietary and sophisticated technology platform. As a business that was established in 2014, Fidelis had the benefit of building a proprietary underwriting platform free from constrained legacy systems. We believe that the

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

technology platform, which is owned by Fidelis MGU, has significant advantages over our competitors. It is our understanding, that many peers use hybrid platforms built more than a decade ago, that spread between various fragmented modules which reduce their agility and make it difficult to effectively analyze real-time data. Fidelis has a single holistic pricing, aggregation and analytics platform (i.e., FireAnt), which helps us avoid key pitfalls of other systems including: time wasted in duplicating data entry across multiple systems, inconsistency of modeling and pricing approach, inability to raise queries across multiple lines simultaneously, no direct link offered to outwards reinsurance and capital structures, and lag time for those other systems to respond to emerging risks. The technology platform will enable Fidelis MGU to take full control of data with no “black box” third-party assumptions. We believe that the platform leverages high-quality outside software with custom tools developed purposefully and in-house with the ability to aggregate and analyze data on a real-time basis. This includes third-party risk models and software, Jarvis (a custom integrated group data warehouse), Tyche (third-party capital modeling application), Prequel (a custom policy administrative system) and FireAnt (a custom pricing, simulation, exposure aggregation, and portfolio optimization tool). FireAnt allows for optimization of returns and management of volatility and capacity based on real time data. The highly specialized data capabilities developed and presently in use by Fidelis have driven enhancement in underwriting across Bespoke and Specialty lines including marine, aviation and terrorism where live data is actively analyzed to unlock new opportunities.

•

Embedded ESG initiatives that are core to our business. We believe our commitment to ESG and following the initiatives set out below is core to our success as a business. In order to have a practical approach to implementation of ESG considerations, we have adopted the following as key areas of focus: animal welfare, armaments, capital punishment, coal and arctic drilling, anti-slavery/human trafficking and diversity, equity and inclusion. Fidelis MGU will continue to incorporate an ESG assessment into its underwriting on our behalf and is continually refining its process for reviewing individual insurance risks. Fidelis in the U.K. market has promoted the use of a forced labor clause prohibiting the use of any form of forced labor in marine cargo business and is cooperating with the U.K. Independent Anti-Slavery commissioner and Anti-Slavery International, a non-profit organization to develop a commitment to which insurers and brokers can sign up. In 2022, we implemented forced labor clauses in approximately 80% of our marine cargo accounts.

Fidelis is the first U.K. market insurer to sign up to The Poseidon Principles on Marine Insurance which pledges a net zero marine hull insurance portfolio by 2050. We actively support the transition to a net zero global economy by making renewable energy one of our classes of underwriting, including the construction of offshore wind turbine farms. Fidelis became a member of ClimateWise in August 2022. The ClimateWise Principles require members to disclose their responses to the risks and opportunities of climate change and are aligned with the Task Force on Climate-related Financial Disclosure framework. So long as we remain a member we intend to report annually on actions taken in support of those principles.

We drive employee engagement through opportunities for employees that we believe help them live out their values at work. The employee-led Fidelis Insurance Green Team, which has representatives from each office, suggests ways to reduce our corporate carbon impact and improve recycling rates, such as our 200% carbon usage offset in 2020 and 150% in 2021. In 2022, we intend to continue to target to offset more than 100% of our carbon usage. We support social mobility and diversity in our communities through our support for The Brokerage, a social mobility charity (a number of whose interns have become our full-time employees) and the Afro-Caribbean Insurance Network.

We maintain underwriting and investment restrictions that align with our ESG principles, such as excluding a number of sectors that we believe pose risks of harm to people, animals and the environment. Furthermore, FIHL’s investment portfolio is managed in a manner that is consistent with Fidelis’ sustainability principles and its ESG objectives. The core fixed maturity portfolio has target GSS investment thresholds, prohibits issuers with poor ESG ratings, and restricts certain industries and behaviors.

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Our Strategy

We are set up to be nimble, thoughtful, and efficient decision-makers and we believe that we are able to respond quickly to an ever-changing world and a constantly evolving marketplace. We believe these attributes allow us, together with Fidelis MGU, to target opportunities that we expect to offer a compelling balance of risk and reward for our shareholders. We intend to continue to scale our business when favorable market conditions are present, pursue prudent capital management and profitable underwriting on a loss ratio and combined ratio basis, and target an Operating RoE of approximately 13.0% to 15.0%. Our strategy involves the following:

•

Expand our presence in Bespoke and Specialty. We expect to continue to leverage our access to Fidelis MGU’s long-standing and trusted relationships with brokers and clients, built over the years by key executives, some of whom have almost 40 years of experience in bespoke and specialty markets. Fidelis MGU intends to continue to follow a structured approach with regard to maintaining such relationships through its participation in industry events and through continuing to hold regularly scheduled meetings with clients and brokers, thereby preserving access to CEOs and senior management teams of its most important business partners. The continued access to such long-standing and trusted relationships coupled with Fidelis MGU’s extensive expertise will provide significant opportunity to quote, underwrite and bind attractive niche specialty insurance policies in an efficient manner. By focusing on markets in which Fidelis MGU has particular expertise and in which we can provide new, innovative products, we believe we have a strong ability to capture profitable business. The Bespoke and Specialty pillars have benefited from a hardening pricing environment over recent years which has enhanced our recent profitability ratios. In keeping with our nimble approach and leveraging the UMCC, where all lines of business are considered in real time, we expect Fidelis MGU (and consequentially, Current Fidelis) to be able to pivot quickly to the most attractive opportunities. Currently, we expect a hard property reinsurance market will further continue in 2023 and into 2024 and we are planning to take advantage of reinsurers’ increased bargaining power in such hard market to reduce our aggregate exposures. As a result, in our Bespoke pillar, in line with the current economic outlook, we expect to limit the growth in traditional mortgage products and focus instead on lines such as intellectual property, political violence, political risk and transactional liabilities. In our Specialty pillar, we expect the aviation market to continue the hardening of previous rates following potential losses from the Ukraine Conflict. Similarly, the property D&F market is also expected to harden further following losses from Hurricane Ian, which impacted Florida and the American southeast in September 2022. Based on 2022 GPW, Europe is currently our leading market, closely followed by North America, with a smaller portion of our business in Asia and other jurisdictions. The (re)insurance business we write across our Bespoke, Specialty and Reinsurance pillars can be analyzed by geographic region, reflecting the location of the (re)insurer as follows: for the year ended December 31, 2022 our GPW generated for exposures in Europe was 50.6%, in North America was 37.4% and in Asia was 5.9%, while GPW in other jurisdictions was 6.1%. Although we do not expect a significant change to the geographic mix of our business, we will continue to focus on developing new and innovative products in response to market needs, remaining agile and nimble to the developing demands of clients. A recent example of such innovation is the cooperation between Previous Fidelis and Aon in 2021 on developing a product that allows early stage companies to leverage their intellectual property with a credit wrap insurance product to reduce the costs and increase the availability debt finance from lending institutions. Furthermore, in 2022 Previous Fidelis led the development of an aviation product that, once deployed, will provide a real-time quoting service for airlines and airline service providers to reinstate cover if the provision immediately cancelling cover is triggered as a result of a detonation of a nuclear device in their compulsory insurance coverages.

•

Generate underwriting profits. We will continue to focus on underwriting profitably through (re)insurance cycles in partnership with Fidelis MGU. As our insurance portfolio matures and scales, we believe we will also have an opportunity to increase our underwriting leverage. We seek to direct capital to opportunities based on market conditions to address client needs at better pricing opportunities. We will leverage our relationship with

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Fidelis MGU to continue disciplined underwriting via the use of Fidelis MGU’s integrated technology solutions, including monitoring real-time market conditions to best capture unique opportunities.

Fidelis MGU’s robust daily processes will enable it, on our behalf, to maintain a live, dynamic picture of the current underwriting environment that drives daily underwriting decisions, including our daily UMCCs. We believe that our risk selection as a result of these robust processes should allow us to deploy significant line sizes that in turn allow us to be a “rate maker” rather than a “rate taker.”

•

Maintain diversification and low volatility. We seek to maintain significant diversification in our business lines which limits the correlations to single events. Our strategy has frequently generated better risk-adjusted returns than many of our competitors who focus on specific niches exclusively or have large exposure to natural catastrophe reinsurance. We have taken measures with Fidelis MGU to actively manage and in many cases reshape our natural catastrophe exposure in light of greater severity and frequency of catastrophe events and concerns around global climate change.

•

Uphold a strong balance sheet. We believe as interest rates rise, we will have opportunities to earn a higher yield while maintaining an appropriately conservative investment portfolio to support our business. We maintain robust procedures for setting our reserves and actively managing risk in our portfolio. During the last six fiscal years, we have been able to release $150.7 million from our reserves. We believe a robust balance sheet best positions us to be a provider of choice for policyholders and take advantage of large or sudden market pricing dislocations.

•

Manage capital prudently. We invest and manage our capital proactively with a goal of generating strong RoE for investors. We believe market conditions will continue to warrant expansion of our premium volume and capital base to take advantage of attractive opportunities. Our goal is for our capital returns program to be focused on ordinary payouts from operating net income and releasing excess capital as appropriate, while balancing any return of capital with the need to take a prudent and efficient approach to capital sufficiency. We believe successful underwriting will allow us to grow our equity and support continued premium growth with an increased ability to fund growth from our own resources and return excess capital to shareholders over time, which may take the form of ordinary dividends, special dividends or share buybacks. Over the full market cycle, we expect to have additional opportunities to manage our capital in order to maintain an appropriate RoE for our shareholders which may include returning excess capital when market opportunities are limited in soft insurance markets.

Summary Risk Factors

Investing in the Common Shares involves risks. Prospective investors should carefully consider the risks described in “Risk Factors,” below, as well as other information contained in this prospectus before making an investment decision. Any of the factors set forth under “Risk Factors” could materially adversely affect our business, financial condition, results of operations or cash flows and could impact any forward-looking statements. Prospective investors should note that such risks are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us in the future. Among these important risks are the following:

•	the inherent uncertainties of modeling and reserving processes on which we rely and failure of any risk management and loss limitation methods we employ;

•	the impact of the current global geopolitical environment, including the ongoing COVID-19 pandemic and the Ukraine Conflict, and changing climate conditions;

•	the level of success of our acquisition and investment strategies;

•	the high level of competition and consolidation in our industry;

•	a downgrade or withdrawal of, or other negative action relating to, the financial strength rating(s) by insurance rating agencies;

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	loss of business reputation or negative publicity, including as a result of litigation or coverage disputes;

•	our ability to retain and recruit key personnel;

•	industry and market conditions, volatility and developments, which could impact our investment portfolio;

•	our ability to adjust to developments in the legal, economic, tax or regulatory environment;

•	the volatile, unpredictable and highly cyclical nature of the industry in which we operate;

•	our exposure to low frequency, high severity events;

•	the impact of any deterioration or termination of our relationship with Fidelis MGU;

•	our reliance on third parties for certain critical business operations; and

•	the other factors identified under the heading “Risk Factors” beginning on page 33 of this prospectus.

The Separation Transactions

On July 23, 2022, a cooperation agreement was entered into among FIHL, MGU HoldCo and certain third-party investors in Shelf Holdco Ltd., the MGU HoldCo parent company and the ultimate holding company of Fidelis MGU (“MGU TopCo”) (the “Cooperation Agreement”) agreeing to cooperate regarding certain matters related to this offering and the furtherance of the Separation Transactions. See “Material Contracts and Related Party Transactions—Cooperation Agreement.” On January 3, 2023, the Separation Transactions were completed and two distinct holding companies and businesses were created: FIHL and MGU HoldCo.

FIHL is the parent holding company for Current Fidelis. It is the issuer of the Common Shares sold by the Selling Shareholders in this offering and owns all of the operating insurance carrier subsidiaries of Current Fidelis, comprising FIBL, FUL and FIID.

MGU HoldCo is the parent holding company for Fidelis MGU that carries on the origination and underwriting activities on behalf of Current Fidelis. MGU HoldCo’s principal operating subsidiaries are Bermuda MGU, Pine Walk Capital and Pine Walk Europe. The underwriting activities of each of the licensed insurance carriers of Current Fidelis (FIBL, FUL and FIID) are outsourced to the corresponding operating subsidiaries of Fidelis MGU on a jurisdictional basis (Bermuda MGU, Pine Walk Capital and Pine Walk Europe, respectively). Each of the operating subsidiaries of Fidelis MGU has delegated underwriting authority to source and bind contracts for and on behalf of each of FIBL, FUL and FIID, respectively. See “Material Contracts and Related Party Transactions—Framework Agreement.” MGU HoldCo and its subsidiaries will not be consolidated with FIHL and its subsidiaries.

Current Fidelis also has a U.K. service company, FIHL (UK) Services, with a branch in Ireland. MGU HoldCo owns 100% of the outstanding shares of FML, a U.K. service company (which also has a branch in Ireland).

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Corporate Structure

The following chart presents a simplified summary overview of the corporate structure for Current Fidelis following the consummation of this offering. For a more detailed description of our organizational structure and an overview of the Separation Transactions see “The Separation Transactions.”

Post-IPO Current Fidelis Structure

(1)

FUL is a limited liability company incorporated in England and Wales, authorized by the Prudential Regulation Authority (“PRA”), and supervised by the Financial Conduct Authority (“FCA”) and the PRA as an insurer.

(2)	FIBL is a limited liability company incorporated in Bermuda, authorized and supervised by the BMA as an insurer.
(3)	FIHL (UK) Services is a limited liability company incorporated in England and Wales and is the service company of Current Fidelis. FIHL (UK) Services also has a branch in Ireland.
(4)	Fidelis European Holdings Limited (“FEHL”) is a limited liability company incorporated in England and Wales.
(5)	FIID is a designated activity company incorporated in Ireland, authorized and supervised by the Central Bank of Ireland (“CBI”) as an insurer.

Director Nomination Rights

Under the terms of the Existing Common Shareholders Agreement, MGU HoldCo and certain of the existing major investors in FIHL are entitled to nominate representative directors to the Board, so long as they maintain a specified minimum shareholding threshold. The right to nominate one individual to serve as a director on the Board will be afforded to each of the Crestview Funds (as defined below, see “Principal and Selling Shareholders”), CVC Falcon Holdings Limited (“CVC”), Pine Brook Feal Intermediate L.P. (“Pine Brook”) (each a “Founder” and together, the “Founders”), Platinum Ivy B 2018 RSC Limited (“Platinum Ivy” and together with the Founders, the “Institutional Investors”) and to MGU HoldCo, so long as they maintain a

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

specified minimum shareholding threshold. Additionally, the Founders are entitled to nominate a joint, representative director by unanimous accord, subject to certain specified minimum shareholding thresholds. See “Description of Share Capital—Certain Provisions of the Amended and Restated Bye-Laws—Number of Directors” for a detailed description of these rights. Such director nomination rights are expected to remain in place for Current Fidelis under the Amended and Restated Common Shareholders Agreement.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Offering

Issuer:	Fidelis Insurance Holdings Limited

Common Shares offered by us	Common Shares.

Common Shares offered by the Selling Shareholders	Common Shares.

Common Shares outstanding after this offering	Common Shares.

Underwriters’ option to purchase additional Common Shares from the Selling Shareholders	The Selling Shareholders have granted the underwriters an option to purchase up to an additional Common Shares at the public offering price less underwriting discounts and commissions, for 30 days after the date of this prospectus.

Use of proceeds	We estimate that the net proceeds to us from the sale of Common Shares this offering will be approximately $ million based upon the assumed initial public offering price of $ per Common Share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of our Common Shares in this offering by the Selling Shareholders.

We intend to use the approximately $ million of the net proceeds to us from this offering to make capital contributions to our operating insurance subsidiaries in order to grow our business and the remainder for general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend Policy	Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board and will depend on various factors. See “Dividend Policy.”

Exchange Symbol	FIHL.

Risk Factors	See “Risk Factors” beginning on page 33 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Common Shares.

Listing	We intend to apply to list our Common Shares on NYSE under the symbol “FIHL.”

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Except as otherwise indicated, the number of Common Shares outstanding after this offering:

•	excludes 5,016,848 Common Shares reserved for issuance under our long-term 2023 share incentive plan (the “Long-Term Incentive Plan”);

•	assumes an initial public offering price of $ per Common Share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	assumes the underwriters’ option to purchase additional Common Shares from the Selling Shareholders will not be exercised.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY FINANCIAL AND OPERATING DATA

The tables below present summary financial and operating data at, and for, the periods indicated. The following information is only a summary and should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

The summary balance sheet data at December 31, 2022 and 2021 and the summary statement of operations data for the years ended December 31, 2022, 2021 and 2020 have been derived from our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 included elsewhere in this prospectus. We have included, in our opinion, all adjustments necessary to state fairly our results of operations for those periods.

These historical results are not necessarily indicative of the results that may be expected for any future period.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY STATEMENT OF OPERATIONS DATA

	2022	2021	2020
Revenues
Gross premiums written	$3,000.1	$2,787.7	$1,576.5
Reinsurance premiums ceded	(1,137.5)	(1,186.6)	(670.9)

Net premiums written	1,862.6	1,601.1	905.6
Change in net unearned premiums	(357.9)	(446.9)	(177.0)

Net premiums earned	1,504.7	1,154.2	728.6
Net investment (losses)/gains	(33.7)	13.5	17.9
Net investment income	40.7	20.6	26.2
Net foreign exchange gains	6.8	—	1.2
Other income	1.9	1.0	8.7

Total revenues	$1,520.4	$1,189.3	$782.6

Expenses
Losses and loss adjustment expenses	830.2	696.8	324.5
Policy acquisition expenses	447.7	299.9	179.2
General and administrative expenses	106.4	75.4	83.5
Corporate and other expenses	20.5	2.7	18.7
Net foreign exchange losses	—	0.4	—
Financing costs	35.5	35.4	27.9
Loss on extinguishment of preference securities	—	—	25.3

Total expenses	$1,440.3	$1,110.6	$659.1

Income before income taxes	$80.1	$78.7	$123.5

Income tax (expense)/benefit	(17.8)	(0.4)	3.1

Net income	$62.3	$78.3	$126.6

Net income attributable to non-controlling interests	(9.7)	(10.0)	(0.1)

Net income available to common shareholders	$52.6	$68.3	$126.5

Other comprehensive (loss)/income
Unrealized (losses)/gain on AFS financial assets	(96.5)	(36.1)	12.1
Income tax benefit/(expense), all of which relates to unrealized (loss)/gain on AFS financial assets	8.1	2.4	(0.7)
Currency translation adjustments	(1.1)	(0.2)	—

Total other comprehensive (loss)/income	$(89.5)	$(33.9)	$11.4

Comprehensive (loss)/income attributable to common shareholders	$(36.9)	$34.4	$137.9

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY BALANCE SHEET DATA

	At December 31,
	2022	2021
	($ in millions)
Total investments	2,425.0	2,782.6

Cash and cash equivalents and restricted cash and cash equivalents	1,407.9	476.0

Reinsurance balances
Reinsurance balance recoverable on paid losses	159.4	256.6
Reinsurance balance recoverable on reserves for losses and loss expenses	976.1	795.2
Deferred reinsurance premium	823.7	676.7
Other assets	657.7	510.7
Premiums and other receivables	1,862.7	1,555.2

Total assets	8,312.5	7,053.0

Liabilities, and shareholders’ equity

Liabilities
Reserves for losses and loss adjustment expenses	2,045.2	1,386.5
Unearned premiums	2,618.6	2,113.7
Reinsurance balances payable	1,057.0	947.8
Long term debt	447.5	446.9
Preference securities	58.4	58.4
Other Liabilities	98.7	80.6

Total liabilities	6,325.4	5,033.9

Commitments and contingencies	—	—

Shareholders’ equity
Total shareholders’ equity including non-controlling interests	1,987.1	2,019.1

Total liabilities and shareholders’ equity	8,312.5	7,053.0

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

OTHER DATA

	Year Ended December 31,
	2022	2021	2020
	($ in millions unless stated in percentages)
Loss ratio(1)	55.2%	60.4%	44.5%
Policy acquisition expense ratio(2)	29.8%	26.0%	24.6%

Underwriting ratio	85.0%	86.4%	69.1%
General and administrative expense ratio(3)	7.1%	6.5%	11.5%
Combined ratio(4)	92.1%	92.9%	80.6%
Net investment income	40.7	20.6	26.2

Net investment return(5)	7.0	34.1	44.1
Leverage ratio(6)	25.5%	25%	26%

Fully diluted book value per share(7)	9.1	9.2	10.6
RoE(8)	2.6%	3.5%	11.3%

Operating RoE(9)(10)	3.3%	3.6%	14.9%

(1)	Ratio, in percent, of losses and loss adjustment expenses to NPE.
(2)	Ratio, in percent, of policy acquisition expenses to NPE.
(3)	Ratio, in percent, of general and administrative expenses to NPE.
(4)	Ratio, in percent, of the sum of losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses to NPE.
(5)	Net investment return includes net investment income plus net investment gains and losses.
(6)	Ratio, in percent, of total long-term debt and preference securities to total shareholders’ equity including non-controlling interests.
(7)	Represents the equity attributable to Fidelis Common Shareholders divided by the sum of the Common Shares outstanding and the dilutive impact of “in the money” outstanding warrants and RSUs.
(8)	Ratio, in percent, of net income to opening common shareholders’ equity.
(9)	Ratio, in percent, of operating net income to opening common shareholders’ equity.
(10)

Operating RoE is a non-U.S. GAAP measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Measures and Non-U.S. GAAP Financial Measures—Operating Net Income, RoE and Operating RoE” for a reconciliation to the most directly comparable financial measure stated in accordance with U.S. GAAP.

Summary Unaudited Pro Forma Condensed Combined Financial Information

The summary unaudited pro forma condensed combined financial information presented below consists of the summary unaudited pro forma condensed combined balance sheet at December 31, 2022, the summary unaudited pro forma condensed combined statement of income for the year ended December 31, 2022 and the notes thereto. The unaudited pro forma condensed combined financial information should be read in conjunction with the information included under “The Separation Transactions,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined financial statements and the accompanying notes included elsewhere in this prospectus. The summary unaudited pro forma condensed combined financial information presented below is useful to investors because it provides a view of our results of operations for the period presented giving effect to the Separation Transactions (which were consummated on January 3, 2023) as if the Separation Transactions had occurred at the beginning of such period. The summary unaudited pro forma condensed combined balance sheet at December 31, 2022 has been prepared to give effect to the Separation Transactions as if these transactions had occurred on December 31, 2022.

The summary unaudited pro forma condensed combined statement of income for the year ended December 31, 2022 has been prepared to give effect to the Separation Transactions as if these transactions had occurred on January 1, 2022.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and does not purport to represent our financial condition or our results of operations had these transactions occurred on or at the dates noted above or to project the results for any future date or period. The unaudited pro forma condensed combined financial information has been prepared in accordance with Regulation S-X. Actual results may differ from the pro forma adjustments.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

SELECTED STATEMENT OF OPERATIONS DATA

December 31, 2022 Pro Forma Statement of Operations
$ in millions
Revenues
Gross premiums written	$2,989.8
Reinsurance premiums ceded	(1,142.9)

Net premiums written	1,846.9
Change in net unearned premiums	(357.9)

Net premiums earned	1,489.0
Net investment losses	(33.7)
Net investment income	40.6
Net foreign exchange gains	4.1
Net gain on distribution of Fidelis MGU	1,638.1
Other income	0.3

Total revenues	$3,138.4

Expenses
Losses and loss adjustment expenses	830.2
Policy acquisition expenses	447.7
Fidelis MGU commissions	119.5
General and administrative expenses	33.3
Corporate and other expenses	18.6
Financing costs	35.5

Total expenses	$1,484.8

Net income before tax	1,653.6
Income tax expense	(1.3)

Net income	$1,652.3

Net income attributable to non-controlling interests	—

Net income available to common shareholders	$1,652.3

Other comprehensive gain (loss)
Unrealized loss on AFS assets	(96.5)
Income tax benefit	8.1
Currency translation adjustments	—

Total other comprehensive loss	$(88.4)

Comprehensive gain (loss) attributable to common shareholders	$1,563.9

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

Assets	December 31, 2022 Pro Forma Balance Sheet
$ in millions
Fixed maturity securities, available-for-sale at fair value	$2,050.9
Short-term investments, available-for-sale at fair value	257.0
Other investments, at fair value	117.1

Total investments	2,425.0
Cash and cash equivalents	990.5
Restricted cash and cash equivalents	185.9
Derivative assets, at fair value	6.3
Accrued investment income	10.9
Investments pending settlement	2.0
Premiums and other receivables	1,872.0
Deferred reinsurance premiums	823.7
Reinsurance balances recoverable on paid losses	159.4
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses	976.1
Deferred policy acquisition costs	516.0
Deferred tax asset	51.2
Operating right of use assets	26.8
Other assets	25.6

Total Assets	$8,071.4

Liabilities and Shareholders’ equity
Liabilities
Reserves for losses and loss adjustment expenses	2,045.2
Unearned premiums	2,618.6
Reinsurance balances payable	1,057.0
Long term debt	447.5
Preference securities	58.4
Other liabilities	17.8
Operating lease liabilities	28.5

Total Liabilities	$6,273.0

Shareholders’ equity
Ordinary shares	2.1
Additional paid-in capital	1,942.6
Accumulated other comprehensive loss	(99.7)
Accumulated deficit	(46.6)

Total shareholders’ equity attributable to common shareholders	$1,798.4

Non-controlling interests	—

Total shareholders’ equity including non-controlling interests	$1,798.4

Total liabilities and shareholders’ equity	$8,071.4

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

RISK FACTORS

Investing in the Common Shares involves risks. Prospective investors should carefully consider the risks described below, as well as other information contained in this prospectus before making an investment decision. The risks described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us in the future. Any of the following risks could materially adversely affect our business, financial condition, results of operations or cash flows and could impact any forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” In such case, the trading price of the Common Shares may decline and investors may lose all or part of their original investments.

For the purposes of this section, references to the “Group” shall refer to (i) prior to the consummation of the Separation Transactions and this offering to Previous Fidelis and (ii) following the consummation of the Separation Transactions to Current Fidelis, as the context requires.

Risks Relating to the Group’s Business and Industry

Underwriting of insurance can be volatile and unpredictable. This dynamic, combined with the Group’s exposure to low-frequency, high-severity events, may result in substantial losses and insurance underwriting results can vary across the industry and across different years.

The underwriting of insurance risks is, by its nature, a high-risk business. Earnings can be volatile and losses may be incurred that have the effect of significantly reducing the net profit or capital position of the Group. Although the Group’s underwriting is generally focused on low-frequency, high-severity losses worldwide, the frequency and unpredictability of such losses has significantly increased in the last couple of years due to, among other things, changing climate conditions. The result of this underwriting strategy is that the Group’s results may be subject to unpredictable losses or the potential of more than one loss occurring at the same time.

It is inherent in the nature of the insurance business that it is difficult to forecast short-term trends or returns, including for the Group. The results of companies in the insurance industry worldwide vary widely as do the results of insurers operating within the Bermuda, London and European insurance markets. Even if the Bermuda, London and European insurance markets make an overall profit, some individual insurers or lines of business may incur losses. The past results of the markets and the Group’s historical results, as well as the results of the Group’s peers, are a historical record only and may not necessarily be a reliable guide to future prospects.

Underwriting risks and reserving for losses are based on probabilities, assumptions and related modeling, which are subject to inherent judgment and uncertainties and may materially impact the Group’s business, prospects, financial condition or results of operations.

Underwriting is a matter of judgment, involving important assumptions about matters that by their nature are unpredictable and beyond the control of the Group and for which historical experience and probability analysis may not provide sufficient guidance. One or more catastrophic or other events could result in claims that substantially exceed the Group’s modeled loss expectations, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. A single event could result in significant losses across multiple classes of the Group’s business. Certain risks are harder to model, and the Group estimates the impact of these through aggregate exposure and non-probabilistic modeling. The inherent uncertainties underlying, or incorrect usage or misunderstanding of, both aggregate exposure and non-probabilistic modeling may leave the Group exposed to unanticipated risks relating to certain perils or geographic regions, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In the event of a catastrophic event, actual losses of the Group could be substantially different from the losses estimated by the Group using catastrophe models.

The Group underwrites a broadly diversified insurance and reinsurance portfolio across a wide range of risk classes that members of Fidelis MGU’s management have successfully underwritten in the past, including property, energy, marine, aviation, political risk, credit and surety and various others, as well as whole account quota shares. There can be no assurance that the Group will not suffer losses from one or more catastrophic events in any one given geographic zone due to several factors, including the inherent uncertainties in estimating the frequency and severity of such events, potential inaccuracies and inadequacies in the data provided by clients and brokers, the limitations and inaccuracies of modeling techniques, the limitations of historical data used to estimate future losses or as a result of a decision to change the percentage of the shareholders’ equity exposed to a single modeled catastrophic event. The Group’s estimated probable maximum loss is determined through the use of modeling techniques, but such estimate does not represent the Group’s total potential loss for such exposures.

Catastrophe modeling is a relatively new discipline that utilizes a mix of historical data, scientific theory and mathematical methods. There is considerable uncertainty in the data and parameter inputs for (re)insurance industry catastrophe models. In that regard, there is no universal standard in the preparation of insured data for use in the models and the running of modeling software. The accuracy of the models depends heavily on the availability of detailed insured loss data from actual large catastrophes. Due to the limited number of events and the fact that no two events are precisely the same, there is significant potential for substantial differences between the modeled loss estimate and actual Group experience for a single large catastrophic event.

This potential difference could be even greater for perils without recent loss experience, including natural catastrophe risks such as U.S. earthquakes, or less developed modeled annual severity, such as European windstorms, as well as man-made risks, such as cyber-attacks. Cyber is an example of a peril in respect of which modeling is not yet very developed. In addition, even though wildfires in California and along the western coast of the United States have increased in frequency over recent years, the wildfire models are not as developed as those for peak insured risks.

The Group relies upon Fidelis MGU’s catastrophe modeling, which in turn relies upon third-party estimates of industry insured exposures. There could be significant variation between the Group’s actual losses and those of the industry following a catastrophic event. In addition, actual losses may increase if the Group has reinsured some or all of its exposures and its reinsurers fail to meet their obligations or the reinsurance protections purchased are exhausted or are otherwise unavailable.

The Group has direct and indirect exposure to substantial insured losses resulting from catastrophic events. The Group is exposed to natural catastrophes such as hurricanes, earthquakes, typhoons, floods, sea surges, fire and severe weather patterns occurring in one or more of the countries in which the Group operates or globally, as well as to human-instigated catastrophic events of terrorism, cyber-attack, war or nuclear-related events and to systemic events such as a global economic crisis. The Group is also exposed to perils that are highly influenced by a combination of natural processes and man-made factors, such as epidemics and pandemics. The predictability, severity, frequency and post-event estimation of such varied events are extremely difficult to assess, under existing models or otherwise. In addition, Fidelis MGU only utilizes industry catastrophe modeling in relation to natural catastrophes and, therefore, the Group’s exposure to human-instigated catastrophic events is less well modeled and may be subject to greater uncertainty. Any failures or limitations of models or incorrect estimations by Fidelis MGU could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group’s losses may exceed its loss reserves or available liquidity at any time, which could significantly and negatively affect the Group’s business.

The Group’s results of operations and financial condition depend upon its ability to assess accurately the potential losses associated with the risks that it insures and reinsures and the sufficiency of reserves. Reserves are

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

estimates at a given time of what an insurer or reinsurer ultimately expects to pay on claims, based on facts and circumstances then known, predictions of future events, estimates of future trends in claim frequency and severity and other variable factors such as inflation.

The inherent uncertainties of estimating loss reserves generally are greater for reinsurance business compared to insurance business, primarily due to:

•	the significant lapse of time from the occurrence of the event to the reporting and ultimate resolution or settlement of the claim for certain lines of business;

•	the diversity of development patterns among different types of reinsurance treaties or facultative contracts; and

•	the necessary reliance on the ceding insurer for information regarding claims.

The Group’s estimations of reserves (including those based on input from Fidelis MGU) may be unreliable. Actual losses and loss adjustment expenses paid may deviate, perhaps substantially, from the estimated loss reserves and loss expense reserves contained in its financial statements. Going forward, if the Group’s loss reserves are determined to be inadequate, the Group will be required to increase its loss reserves with a corresponding reduction in net income in the period in which the Group identifies the deficiency. There can be no assurance that the Group’s claims will not exceed its loss reserves or loss expense reserves which may significantly and negatively affect the Group’s business for such period and beyond.

The Group’s operating results may be adversely affected by an unexpected accumulation of attritional losses.

In addition to the Group’s exposures to catastrophes and other large losses as discussed above, the Group’s operating results may be adversely affected by unexpectedly large accumulations of attritional losses (i.e., relatively smaller losses arising frequently in the ordinary course of (re)insurance business operations, excluding major losses). The Group seeks to manage this risk by setting out appropriate underwriting parameters and risk tolerances in the Group Annual Plan and in each Subsidiary Annual Plan (each, as defined below; see “Material Contracts and Related Party Transactions—Framework Agreement—Subsidiary Annual Plans”) to guide the pricing, terms and acceptance of risks by Fidelis MGU on behalf of Current Fidelis. These parameters, which may include pricing models, are intended to ensure that premiums received are sufficient to cover the expected levels of attritional losses and a contribution to the cost of catastrophes and large losses where necessary. However, it is possible that the Group’s underwriting approaches or the pricing models on which the Group relies may not work as intended or may not capture all sources of potential loss and that actual losses from a class of risks may be greater than expected. These pricing models are also subject to the same limitations as the models used to assess the Group’s exposure to catastrophe losses discussed above. Accordingly, these factors could adversely impact the Group’s business, prospects, financial condition or results of operations.

The failure of any risk management and loss limitation methods the Group employs could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group employs various risk management and loss limitation methods, including purchasing reinsurance and sponsoring catastrophe bond transactions. The Group seeks to mitigate its loss exposure by writing a number of insurance and reinsurance contracts on an excess of loss basis, such that the Group only pays losses that exceed a specified retention. The Group also seeks to limit certain risks, such as catastrophes and political risks, by geographic diversification. Geographic zone limitations involve significant underwriting judgments, including the determination of zone boundaries and the allocation of policy limits to zones. In the case of proportional (also known as pro rata) property reinsurance treaties, the Group may seek per occurrence limitations to limit the impact of losses from any one event, although the Group may not be able to obtain such limits in certain markets, in which case such treaties may not include any such caps. Various provisions in the Group’s policies intended to limit its risks, such as limitations or exclusions from certain coverage and choice of forum, may not always be

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

enforceable. The various loss limitation methods that the Group employs may not respond in the way intended due to the nature of the loss events arising in any given period, as well as disputes relating to coverage terms, exclusions, counterparty credit risk or risks relating to the use of differing basis for loss estimations. For additional information regarding reinsurance and catastrophe bonds, see “Business—Outwards Reinsurance or Retrocessional Coverage.” The Group cannot guarantee that any of these loss limitation methods will be effective or that disputes relating to coverage will be resolved in the Group’s favor. The failure of any risk management and loss limitation methods the Group employs could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group’s retrocessional coverage may be exhausted if a large number of claims occur.

The Group has in place various retrocessional reinsurance contracts protecting the Group’s different business segments. See “Business—Outwards Reinsurance or Retrocessional Coverage.” In many cases these contracts provide, following a first loss, for one or more reinstatements of the limit recoverable under the contract with such reinstatements sometimes dependent on payment of additional premiums. The Group purchases aggregate coverage contracts, which provide the Group with retrocessional coverage if losses on the relevant business exceed a given attachment point. The Group also seeks outwards retrocessional protection by accessing the capital markets directly through catastrophe bond sponsorship such as the four Herbie Re Ltd. (“Herbie Re”) catastrophe bonds sponsored by the Group and discussed elsewhere in this prospectus, which provide for multi-year coverage.

However, if several large losses occur or large losses develop adversely, the Group may exhaust portions or the entirety of its outwards retrocession program. Furthermore, the Group cannot be sure that additional retrocessional coverage will continue to be available to it on acceptable terms, or at all. The Group’s risk exposure will be materially greater due to higher loss limits and less risk diversity, and the Group’s underwriting capacity will therefore be restricted, if it cannot purchase adequate retrocessional coverage.

If actual renewals of the Group’s existing policies and contracts do not meet expectations, the Group’s GPW in future fiscal periods and its business, prospects, financial condition or results of operations could be materially adversely affected.

Many of the Group’s insurance policies and reinsurance contracts are for a one-year term (in particular, across its property reinsurance lines and Specialty segment). The Group makes assumptions about the renewal rate and pricing of its prior year’s policies and contracts in its financial forecasting process. If actual renewals do not meet commercial expectations or Fidelis MGU does not renew contracts, the Group’s GPW in future fiscal periods and its future operating results and financial condition could be materially adversely affected.

In addition, irrespective of the renewal terms, the Group may fail to renew or obtain new insurance or reinsurance business at the desired or profitable rates or at all. There can be no assurance that business will be available to Fidelis MGU for the benefit of the Group on terms or at prices that it considers to be attractive and there cannot be any assurance that if such terms or prices exist at present, they will continue as policies renew. Any failure to renew insurance or reinsurance contracts that are material and profitable to the Group could adversely impact the Group’s business, prospects, financial condition or results of operations.

The Group’s business, prospects, financial condition or results of operations will fluctuate in line with the (re)insurance industry cycle, and the Group expects to experience periods with excess underwriting capacity and unfavorable premium rates and policy terms and conditions, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group’s financial performance may be expected to fluctuate in line with the (re)insurance industry’s cyclical patterns characterized by periods of significant competition in pricing and underwriting terms and conditions, which is known as a “soft” insurance market, followed by periods of lessened competition and increasing premium rates, which is known as a “hard” insurance market.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The insurance and reinsurance pricing cycle has historically been a market phenomenon, driven by supply and demand rather than by the actual cost of coverage. The supply of insurance and reinsurance is determined by prevailing prices, the level of insured losses and the level of industry capital surplus which, in turn, may fluctuate, including in response to changes in rates of return on investments being earned in the (re)insurance industry, which are outside of the control of the Group. The upward phase of a cycle was often triggered when a major event or series of events forced insurers and reinsurers to make large claim payments, thereby drawing down capital. This, combined with increased demand for insurance against the risk associated with the event, pushed prices upwards. In the period prior to 2018, the industry had seen a market characterized by increasing surplus capital and relatively lower premium rates, which, in turn, had led to depressed pricing across certain of the Group’s lines of business for a sustained period since its inception. Hurricanes Florence and Michael, Typhoons Jebi, Mangkhut and Trami and the California wildfires in 2017 and 2018 led to a modest upward trend in pricing for January 2019 renewals across certain lines of business. In line with expectations, the Group experienced a further hardening of markets at subsequent renewal dates across certain lines of business as a result of increased frequency of catastrophe events, including Hurricanes Dorian, Laura, Sally, Ida and Ian, Typhoons Faxai and Hagibis, the 2020 California wildfires, Winter Storm Uri, Storm Bernd which caused widespread European floods, and industry losses from the COVID-19 pandemic, as well as other factors affecting capacity availability such as the Lloyd’s Decile-10 review or the Ukraine Conflict.

Although an individual (re)insurance company’s financial performance is dependent upon its own specific business characteristics, the profitability of most (re)insurance companies tends to follow this cyclical market pattern, with profitability generally increasing in hard markets and decreasing in soft markets.

Insurers and reinsurers, such as the Group, have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of underwriting capacity, underwriting results of primary insurers, general economic conditions and other factors. Although the Group does not compete entirely on price or targeted market share, negative market conditions may impair the Group’s ability to write insurance at rates that it considers appropriate relative to the risk assumed. If the Group cannot write insurance at appropriate rates, this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

At present, the Group believes that the market remains “hard” and expects such “hard” market to continue for the subsequent 2023 renewals. As a result, rates in particular lines of business will continue to present opportunities for the Group, particularly in the Specialty segment and across a number of property lines of business. This belief as to anticipated industry rates is based on the Group’s own expertise and opinions of the (re)insurance industry commentators and constitutes a forward-looking statement. All forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the control of the Group and other parties and which could cause actual results to differ materially from such forward-looking statements. In addition, there can be no certainty as to how long these market conditions will last and the cycle may fluctuate as a result of changes in economic, legal, political and social factors, including the ongoing Ukraine Conflict and the impact of sanctions imposed on Russia. See “—Risks Relating to Recent Events—The full extent of the impacts of the ongoing Ukraine Conflict on the (re)insurance industry and on the Group’s business, financial condition and results of operations, including in relation to claims under the Group’s (re)insurance policies, are uncertain and remain unknown.” Since cyclicality is due in large part to the collective actions of insurers and reinsurers, general economic conditions and the occurrence of unpredictable events, the Group cannot predict or control the timing or duration of changes in the market cycle, including how long any favorable market conditions will persist. If the Group fails to manage its business appropriately through the cyclical nature of the (re)insurance industry, its business prospects, operating results or financial condition could be materially adversely affected.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The business written by the Group, particularly in its Bespoke and Specialty segments, is vulnerable to global economic and geopolitical uncertainty.

A portion of the Group’s business focuses on bespoke (re)insurance underwriting for tailored coverage, which we refer to as the Bespoke pillar. Business in the Group’s Bespoke pillar includes policies covering credit and political risk, political violence and terrorism, cyber, title, transactional liabilities, mortgage and other bespoke products that fit our criteria. These and other lines of business composed of the Bespoke pillar are particularly susceptible to severe economic downturns or seismic shocks, which could trigger significant losses for this particular area of business compared to business composed of the Group’s other (re)insurance business which typically responds to the insurance cycle described above rather than the economic cycle.

The Group saw a general drop in bespoke (re)insurance underwriting deal flow throughout 2020 due to the COVID-19 pandemic. As the economies around the world began to recover, in 2021 the Group saw a higher market appetite for the underlying transactions that these products cover and is cautiously anticipating a continued level of appetite through 2023, subject to economic uncertainty, inflation pressures and monetary actions, the ongoing Ukraine Conflict and the impact of sanctions imposed on Russia. However, to the extent there is further disruption from such public health, economic and geopolitical factors, there may be further delays and uncertainties in relation to those underlying transactions, which could lead to further reductions to deal flow within the Bespoke pillar. Despite the Group’s current focus on the Specialty segment discussed below, given the historic size of the Bespoke pillar relative to the Group’s wider business, prolonged periods of global economic uncertainty, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Another portion of the Group’s business, which we refer to as the Specialty pillar, focuses on traditional specialty business lines such as aviation, energy, space, marine, contingency and property D&F. The underlying industries to which the Group’s Specialty segment business lines relate, such as marine, energy and in particular aviation, have faced unprecedented challenges resulting in loss of profits, government-imposed restrictions, and a general downturn in business due to recent global economic uncertainty. Despite the Specialty segment historically being our smallest segment due to the historic rating environment, the rates available in certain Specialty classes increased throughout 2020, 2021 and 2022, and have continued to do so in 2023 to date, resulting in a significant increase in GPW attributable to our Specialty segment.

However, given the recent market volatility and ongoing uncertainty resulting from the global economic and geopolitical uncertainty, the Group might be unable to continue its strong growth in Specialty. Additionally, since the onset of the ongoing Ukraine Conflict, the aviation line of business has come under particular strain arising from the indirect impact of sanctions imposed on Russia leaving a number of leased aircraft stranded in Russia. Given the novelty of the situation, it is impossible to determine whether and how potential losses may crystallize, which will ultimately depend on multiple interlocking dependencies, including the future behavior of the Russian government and airlines, the interpretation of the coverages in place and the way in which sanctions are interpreted. The spread of possible ultimate outcomes is huge, with scope for scenarios where Russian behavior and/or sanctions mean that no claims emerge, and others in which the (re)insurance market would face its largest ever non-natural catastrophe. As both segments are potentially susceptible to changes in economic activity, any significant and continued economic downturn may impact the Group’s Bespoke and Specialty segments and the Group’s GPW, as well as have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Any future acquisitions, strategic investments or new platforms could expose the Group to further risks or turn out to be unsuccessful.

From time to time, and subject to the Framework Agreement (as defined below, see “Material Contracts and Related Party Transactions—Framework Agreement”) and each respective Delegated Underwriting Authority Agreement, the Group may pursue growth through acquisitions and strategic investments in businesses

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

or new underwriting, insurance-linked securities (“ILS”) or marketing platforms. The negotiation of potential acquisitions or strategic investments as well as the integration of an acquired business, personnel or underwriting or marketing platforms (including raising alternative capital from reinsurance sidecar finance structures (“sidecars”)) could result in a substantial diversion of management resources and the emergence of other risks, such as potential losses from unanticipated litigation, a higher level of claims than is reflected in reserves, loss of key personnel in acquired businesses or an inability to generate sufficient revenue to offset acquisition costs.

The Group’s ability to manage its growth through acquisitions, strategic investments or new or alternative platforms (including sidecars) will depend, in part, on its success in addressing such risks. While the Group is not currently contemplating any such acquisitions or strategic investments, the Group’s nimble approach to capital management based on opportunities presented and sought out means that the Group may opportunistically from time to time pursue such acquisitions, new platforms or strategic investment strategies. Any failure by the Group to implement its acquisitions, new platforms or strategic investment strategies effectively could have a material adverse effect on its business, prospects, financial condition or results of operations.

Competition within the industry may make profitable pricing difficult and the Group may fail to be able to access profitable insurance or reinsurance business.

The insurance industry is highly competitive. In its underwriting activities, the Group may find itself in competition with other insurers and reinsurers that may have an established position in the market or greater financial, marketing and management resources available to them. Competition in the types of business that the Group may underwrite is based on many factors, including premiums charged and other terms and conditions agreed, services provided, financial strength ratings assigned by third-party credit rating agencies and perceived financial strength, speed of claims payment, reputation and experience in the line of business to be written, and continuity, strength of relationship and reputation with clients and brokers. Competition can adversely affect premium levels, including on business written by the Group, by increasing insurance industry capacity, reducing prices in response to favorable loss experience, affecting the pricing of underlying direct coverage and other factors, any of which can develop in a relatively short period of time. In addition, the Group cannot predict the extent to which competition from new competitors (including managing general agents, hedge funds, capital markets products such as catastrophe bonds and new underwriting companies that provide similar products) or existing competitors raising equity, debt or ILS capital could increase (re)insurance capacity and depress premium rates. There may be a divergence of views among market participants on the likely duration and extent of rate improvements, if and when anticipated. Increased competition could result in fewer submissions, lower premium rates or less favorable policy terms and conditions with respect to the Group’s products, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Consolidation in the (re)insurance industry could adversely impact the Group’s business and results of operations.

Recent years have seen increased consolidation and convergence among companies in the (re)insurance industry resulting in increasingly larger and more diversified competitors with greater capitalization than the Group. As evidenced by merger and acquisition transactions in recent years, the consolidation trend may continue and even accelerate in the near future, which may lead to increased competitive pressure in the Group’s business lines from such competitors. In addition, as companies consolidate, the resulting change in the competitive landscape may impact the Group’s ability to attract the most talented insurance professionals and to retain and incentivize its existing employees. Any of these risks relating to consolidation within the industry could adversely affect the Group’s insurance and reinsurance businesses, prospects, financial condition or results of operations.

As the (re)insurance industry consolidates, the cost, capital and (re)insurance synergies and combined underwriting leverage resulting from consolidation may mean a larger global (re)insurer is able to compete more effectively and also may be more attractive to brokers and agents looking to place business than the Group. These

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

consolidated competitors may try to use their enhanced market power to obtain a larger market share through increased line sizes. Larger (re)insurers also may have lower operating costs and an ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively without impacting rating. If competitive pressures reduce rates or negatively affect terms and conditions considerably, the Group may reduce its future underwriting activities in those lines thus resulting in reduced premiums and a potential reduction in expected earnings.

As the (re)insurance industry consolidates, competition for customers may also become more intense and the importance of properly servicing each customer will increase. Several of the mergers of (re)insurers that compete with the Group were partially driven by strategic plans to write more (re)insurance business. The Group could therefore incur greater expenses relating to customer acquisition and retention, reducing the Group’s operating margins. In addition, (re)insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less outwards reinsurance than the Group. Furthermore, such (re)insurance companies may, as a result of consolidation, purchase less reinsurance and retrocession cover from the Group than they currently do.

There has been a similar trend of increased consolidation of agents and brokers in the (re)insurance industry. As most of the Group’s products are distributed by Fidelis MGU through agents and brokers, consolidation could impact relationships with, and fees paid to, some agents and brokers. Consolidation of distributors may also increase the likelihood that distributors will try to renegotiate the terms of existing selling agreements to terms less favorable to the Group. As brokers merge with or acquire each other, any resulting failure or inability of brokers to market the Group’s products successfully, or the loss of a substantial portion of the business sourced by one or more of the Group’s key brokers, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group may not be able to write as much premium as expected in the Group Annual Plan with the desired level of projected profitability.

The Group may not write as much premium as expected with the desired level of profitability. Factors which may inhibit or preclude the Group from obtaining the participations on desirable business sufficient to meet the projected premium or profitability levels include, among others:

•	the failure of Fidelis MGU to maintain successful relationships with clients, brokers and other intermediaries to distribute the Group’s products;

•	insurance and reinsurance pricing not responding positively as has happened in the past to a significant loss event;

•

continued willingness by other market participants to underwrite insurance and reinsurance business at rates, terms or conditions that are at best marginally profitable and are more attractive to customers than the Group is prepared to price at;

•

difficulty penetrating existing program structures due to established relationships between such cedants (or their intermediaries) and reinsurers, or clients (or their intermediaries) and their insurers on programs desired by the Group;

•	intermediaries entering into bilateral or facility arrangements with single carriers or markets, where previously the business was more widely available; and

•

possible unwillingness of prospective cedants (or their intermediaries) or clients (or their intermediaries) to accept the Group’s participations based on competitors’ higher ratings or concerns regarding the Group’s investors’ time horizons and possible exit strategies or ability to maintain its financial strength ratings.

If the Group is not able to write as much increased business as expected, or at the projected levels of profitability, it may write a lesser volume of business and/or write business at lower projected levels of profitability. This could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Industry-wide developments could adversely affect the Group’s business.

The availability and price of insurance and reinsurance coverage has been affected by factors such as the global economic recession, stock market performance, interest rates, high inflationary environment and the occurrence of global catastrophic events. Recent examples of the latter are Hurricanes Florence, Dorian, Michael, Laura, Sally, Ida and Ian, Typhoons Faxai, Hagibis, Jebi, Mangkhut and Trami, the U.S. Midwest derecho, Winter Storm Uri, the California wildfires in recent years and Storm Bernd, which caused widespread European floods, and the COVID-19 pandemic, as well as the ongoing Ukraine Conflict. Volatility in regional and global economic growth has the potential to reduce the number and the amount of GPW in the Group’s business lines such as marine, where such volatility may result in a decline in shipbuilding projects, and aviation lines in the event of a significant reduction in passenger volumes and departures.

Within energy lines, the recent rally in oil prices, brought around by fears of supply issues in light of the ongoing Ukraine Conflict, affects asset prices and may impact on existing and future exploration and extraction projects, also producing broader financial distress within the energy industry. Although Russian energy exports are continuing, the Western nations are exploring their options and seeking alternative energy sources. The Organisation for Economic Cooperation and Development (the “OECD”) nations responded to the crisis by releasing more barrels from their strategic reserves, which was aimed at stabilizing the prices. Although this move has generally been welcomed, there is no guarantee that it will impact oil prices in any meaningful way as this unprecedented economic and political situation has not been fully modeled yet and the prices are expected to remain extremely volatile. This dynamic in the energy sector may result in increased demand for insurance but limits (particularly in respect of business interruption) may be higher.

Fluctuations in demand for insurance and reinsurance products or over-or under-supply of capacity can result in governmental intervention in the insurance and reinsurance markets, which may affect the risks which may be available for the Group to consider underwriting, or render terms and pricing unattractive. At the same time, threats of further terrorist attacks and political unrest in Europe, the Middle East, North Africa, the U.S., Australasia and Asia, and continued uncertainty arising directly and indirectly from the recent turbulence in the global financial markets, have adversely affected general economic, market and political conditions, increasing many of the risks associated with the Group’s business worldwide. See “—Risks Relating to Recent Events.”

A downgrade or withdrawal of, or other negative action relating to, the Group’s financial strength rating(s) by insurance rating agencies could adversely affect the volume and quality of business presented to the Group.

Third-party credit rating agencies assess and rate the financial strength of insurers and reinsurers based upon criteria established by those rating agencies. The claims-paying ability ratings assigned by rating agencies to insurance and reinsurance companies represent independent opinions of financial strength and the ability to meet policyholder or other obligations. Ratings reflect the rating agencies’ respective opinions on the ability of the Group to pay claims and are not evaluations directed to investors in, and are not recommendations to buy, sell or hold, the Group’s securities. Insureds, cedants and intermediaries use these ratings as one measure by which to assess the financial strength and quality of insurers and reinsurers. These ratings are often a key factor in the decision by an insured, cedant or an intermediary on whether and in what quantum to place business with a particular insurance or reinsurance provider. Many insureds, cedants and intermediaries maintain a listing of acceptable insurers or reinsurers, generally based upon credit ratings.

Prior to the Separation Transactions, the Group was assigned an “A” (Excellent) financial strength rating by A.M. Best, the third-highest of 13 rating levels, with a stable outlook on all entities. A.M. Best’s ratings range from “A+” to “D.” Each A.M. Best rating category from “A+” to “C” may be designated either an additional plus (+) or a minus (-) sign as a rating notch that reflects a gradation of financial strength within the rating category. Additionally, A.M. Best assigned a “BBB” long-term issuer credit rating to FIHL, which indicates a good ability to meet ongoing senior financial obligations and a financial strength rating of “A” (Excellent) and the long-term issuer credit rating of “A” (Excellent) to FIBL, FUL and FIID. In connection with the Separation

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Transactions, the Group completed a rating evaluation service with A.M. Best, following which, A.M. Best had placed “under review with negative implications” the ratings assigned to FIHL, including the Group’s financial strength rating of “A.” On February 3, 2023, A.M. Best removed from “under review with negative implications” and affirmed the financial strength rating of “A” (Excellent) and the long-term issuer credit rating of “A” (Excellent) of FIBL, FUL and FIID. In addition, A.M. Best removed from “under review with negative implications” and affirmed the long-term issuer credit rating of “BBB” (Good) of FIHL. The outlook assigned to these ratings remained negative at such date. The negative outlooks acknowledge that A.M. Best has noted that it will continue to monitor the Group’s market presence as well as subsequent operating performance now that the Separation Transactions have been consummated.

Prior to the Separation Transactions, the Group was assigned an “A-” financial strength rating by S&P, with a positive outlook, which indicates strong capacity to meet financial commitments but somewhat more susceptibility to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. S&P’s ratings range from “AAA” to “D.” Each S&P rating category from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories. Additionally, S&P has assigned a “BBB” long term issuer rating to FIHL, which indicates adequate capacity to meet financial commitments but greater susceptibility to adverse economic conditions. In connection with the Separation Transactions, the Group completed a rating evaluation service with S&P, following which, S&P had placed under review the ratings assigned to FIHL, including the Group’s financial strength rating of “A-.” On August 5, 2022, S&P affirmed the Group’s ratings, including the “A-” financial strength rating assigned to the Group and a “BBB” long term issuer rating to FIHL, but revised its outlook from positive to stable for all entities. Despite the revision, S&P expressed confidence in the Group’s future operating earnings and strong capital position, noting in particular the Group’s underwriting outperformance of peers between 2017 and 2022.

Following the announcement of the Separation Transactions, on August 1, 2022, Moody’s assigned a “Baa2” long-term issuer rating to FIHL and “A3” insurance financial strength ratings to FIBL, FUL and FIID. The outlook for FIHL is stable. Moody’s generic rating classifications range from “Aaa” to “C.” Each Moody’s generic rating classification from “Aa” to “Caa” may be modified to append numerical modifiers 1, 2, or 3 to show relative position within the rating categories.

A.M. Best, S&P and Moody’s will periodically review the Group’s rating and may revise it downward or revoke it at their sole discretion, based primarily on their analysis of the Group’s balance sheet strength, operating performance and business profile. Factors that may affect such an analysis include:

•	if the Group changes its business practice from the Group Annual Plan in a manner that no longer supports its rating;

•	if unfavorable financial or market trends impact the Group;

•	if the Group’s actual losses significantly exceed its loss reserves;

•	if the Group is unable to obtain and retain key personnel;

•	if the Group’s investments incur significant losses; and

•	if either A.M. Best or S&P alters its capital adequacy assessment methodology in a manner that would adversely affect the Group’s rating.

An actual or anticipated downgrade or revocation of the Group’s financial strength rating, or an announcement that the Group’s financial strength rating is under review or other negative action by a rating agency, could provide certain customers with a right to terminate their (re)insurance contracts with the Group and would adversely affect the volume and quality of business presented to the Group and could potentially have a negative effect on the Group’s financial condition and results of operations. A downgrade is also a basis for termination of the Framework Agreement by Fidelis MGU, subject to a cure period. A downgrade could also

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

potentially impact the Group’s existing letter of credit facilities by triggering a covenant breach, which would have a negative effect on the Group’s business.

Additionally, third-party credit rating agencies may increase the levels of capital they require an insurer or reinsurer to hold in order to maintain a certain credit rating. Such changes could result in the Group having to raise additional capital or purchase reinsurance in order to maintain its credit rating. The availability and cost of additional financing or capital depends on a variety of factors, including our credit ratings and credit capacity. If the Group does not raise such additional capital or purchase suitable reinsurance, that could result in a downgrade of its credit rating, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

A downgrade in rating could have a material effect on the Group’s ability to write business or to maintain business already written and would adversely affect the Group’s competitive position in the insurance and reinsurance industries and make it more difficult to market its products. A downgrade could, therefore, result in a substantial loss of business as insureds, ceding companies, agents and brokers that place business with the Group companies might move to other insurers and reinsurers with higher ratings or insist on less favorable terms as a condition of continuing to do business. A credit rating downgrade might also give rise to a right of termination or amendment of the Group’s credit facilities. While there can be no assurance that increased levels of capital will not be required in the future, the rating agencies have not made the Group aware of any such increase as part of the rating evaluation service in connection with the Separation Transactions.

Changing climate conditions and under-developed catastrophe modeling tools could lead to worse than expected losses and may adversely affect the Group’s operating results, financial condition, profitability or cash flows.

Multiple years of above-average temperatures and drought, poor forest management, and widespread development in the zone between wild land and human development have proved a dangerous combination. The catastrophe modeling tools that insurers and reinsurers use to help manage catastrophe exposures are based on assumptions and judgments that rely on historical trends, are subject to error and may produce estimates that are materially different from actual results. Changing climate conditions could cause catastrophe models to be even less accurate, which could limit the Group’s ability to effectively manage its exposures, in particular to perils for which modeling is under-developed, such as wildfires and flooding. Failures or inadequacies in modeling relating to climate change could result in the Group’s results of operations or financial condition differing materially from the Group’s expectations or any related projections.

The failure to appreciate and respond effectively to the trends and risks associated with ESG initiatives and factors could adversely affect the Group’s relationship with stakeholders and its achievement of the Group Annual Plan.

The purpose of a business and the way in which it operates in achieving its objectives, including in relation to ESG matters, are an increasingly material consideration for the Group’s key stakeholders in achieving their own ESG objectives and aims. The Group has seen increased focus and scrutiny on ESG-related matters from its key stakeholders, such as its institutional investors, policyholders, employees and suppliers, as well as policymakers, regulators, rating agencies, industry organizations and local communities, which could lead to a change in approach to ESG for the Group and in the general (re)insurance industry as a whole. ESG-related initiatives, trends and risks may directly or indirectly impact the Group’s business and the achievement of the Group Annual Plan and consequently those of its key stakeholders. A failure to transparently and consistently implement an ESG strategy, in its key markets and across operational, underwriting and investment activities, may adversely impact the Group Annual Plan, financial results and reputation of the Group and may negatively impact relationships with the Group’s stakeholders, all of whom have expectations, concerns and aims related to ESG matters which may differ from the Group’s. See “Business—Our Commitment to Environmental, Social and Governance Matters.”

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Changes in law relating to certain perils could adversely affect the Group’s business.

A change in law relating to certain perils for which the Group writes insurance or reinsurance may have a significant impact on the Group’s ability to respond to certain events, including the manner and time frame for processing claims, the development of claim severity or the interpretation of the underlying policies. For example, in response to several wildfire events affecting California homeowners, the state has enacted new insurance consumer protection laws for California policyholders that took effect on January 1, 2019 and require insurers to afford certain policy protections to California insureds for future wildfire events. Such changes in law and practice in response to the recent wildfire events, as well as other changes in law and practice relating to other perils for which the Group writes insurance or reinsurance, may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Outwards reinsurance is a key part of the Group’s strategy, subjecting the Group to the credit risk of its reinsurers and may not be available, affordable or adequate to protect against losses.

A key part of the Group’s strategy is to follow the practice of reinsuring and retroceding with other insurance and reinsurance companies and ILS vehicles a portion of the risks under the insurance and reinsurance contracts that it writes in order to protect the Group against the severity of losses on individual claims and unusually serious occurrences in which a number of claims produce a large aggregated loss. Authority to design and place such outwards reinsurance has been delegated to Fidelis MGU. In addition to traditional outwards reinsurance, the Group participates in the catastrophe bond market and has sponsored four series of catastrophe bonds issued by Herbie Re, pursuant to which the Group obtains collateralized retrocessional coverage from capital markets participants. The amount of coverage purchased, either in the traditional or alternative markets, is determined by the Group’s risk strategy together with the price, quality and availability of such coverage. Coverage purchased for one year will not necessarily conform to purchases for another year.

There can be no assurance that the Group will be able to obtain reinsurance or to enter into retrocession arrangements (including by renewing its catastrophe bond transactions) at a price, quality or in the amounts which the Group requires. There can be no assurance that the Group’s outwards reinsurance or retrocession protection will be sufficient for all eventualities, which could expose the Group to greater risk and greater potential loss, which could in turn have a material adverse effect on its business, prospects, financial condition or results of operations. In particular, if a number of large losses occur in any one year, there is a chance that the Group could exhaust its outwards reinsurance and retrocession program. In this event, it is not certain that further reinsurance and/or retrocessional coverage would be available on acceptable terms, or at all, for the remainder of that year or for future years which could materially increase the risks and losses retained within the Group.

In addition, in the event Fidelis MGU cannot arrange to obtain the amount of reinsurance or retrocessional protection for the Group within the parameters set forth in each of the Subsidiary Annual Plans, then the Group may need to reduce the amount of business it writes accordingly in order to remain within its risk tolerances. Such reduction in the availability of reinsurance or retrocessional protection could also have a significant impact on the Group’s capital reserves, by potentially requiring the Group to hold more capital. In particular, under Directive 2009/138/EC (“Solvency II”), which is also transposed into the U.K.’s domestic prudential regime, the relevant operating subsidiaries of the Group are required to have a reasonable expectation that outwards reinsurance will be placeable to future periods.

Collectability of traditional reinsurance and retrocession is dependent upon the solvency of reinsurers or retrocessionaires and their willingness to make payments under the terms of reinsurance or retrocession agreements. In particular, the Group can be exposed to non-coterminous wording risk under such agreements, including interpretations by our reinsurers or retrocessionaires that they may withhold payment for losses. As such, the terms and conditions of the reinsurance purchased by the Group may not provide precise cover for the losses the Group incurs on the underlying insurance or reinsurance which it has sold. A reinsurer’s insolvency or inability or unwillingness to make payments under the terms of a reinsurance or retrocession arrangement could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In the case of the Group’s catastrophe bond and industry loss warranty transactions, collectability is dependent on whether the relevant coverage is triggered. Each of the Group’s catastrophe bond transactions and industry loss warranty transactions to date has utilized an industry loss index trigger, which means that the amount of recoveries paid to the Group is determined by the levels of catastrophe losses to the wider (re)insurance industry rather than by the amount of losses that the Group actually suffers. There can be no guarantee, therefore, that these catastrophe bonds and industry loss warranties will provide adequate protection if the Group’s loss experience does not correlate with losses on an industry-wide basis triggering a payment under the relevant contracts.

The Group is exposed to credit loss in the event of nonperformance by its counterparties on derivative agreements. The Group seeks to further reduce the risk associated with such agreements by entering into such agreements with large, well-established financial institutions. In addition, the U.S. Commodity Futures Trading Commission and other regulators require the Group and its swap dealer counterparties to collect and post initial and variation margin with respect to non-cleared swaps. Any initial margin required to be posted to the Group’s swap dealer counterparties under these rules is segregated with a third-party custodian. However, there can be no assurance that the Group will not suffer losses in the event a counterparty or custodian fails to perform or is subject to a bankruptcy or similar proceeding.

Cyber threats are an evolving risk area affecting not only the specific cyber insurance market but also the liability coverage the Group provides which may adversely affect the Group.

The Group has introduced processes to manage its potential liabilities as a result of specific cyber coverage and other coverage the Group provides to its (re)insurance policyholders, including for the business sourced by Fidelis MGU. However, given that this is an area where the threat landscape is uncertain and continuing to evolve, there is a risk that increases in the frequency and effectiveness of cyber-attacks on the Group’s policyholders could adversely affect (possibly to a material extent) the Group’s business, prospects, financial condition or results of operations. This risk is also dependent on the measures the individual policyholders use to protect themselves to keep pace with the emerging threat, as well as the development and issuance of policy terms and conditions which are reactive to the evolving threat landscape.

The Group may write selected quota share reinsurance policies and assume a share of the liabilities of its underlying reinsureds, which may expose it to certain losses.

The Group may write selected quota share reinsurance policies and also insure a share of the liabilities of its underlying reinsureds. The Group may suffer losses arising from the underlying judgment of the staff of reinsureds, underlying pricing, terms and conditions of the business in which it shares risk, sub-optimal claims management and other business administration shortcomings, poor but not contractually actionable information disclosure, failure to observe underwriting guidelines but not to a contractually actionable extent and unexpected catastrophic exposures in the reinsureds’ own account. These risks are equally applicable to many other types of reinsurance that the Group may write (in addition to quota share reinsurance).

Loss of business reputation or negative publicity could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group is vulnerable to adverse market perception since it operates in an industry where integrity, customer trust and confidence are paramount. In addition, any negative publicity (whether well founded or not) associated with the business or operations of the Group could result in a loss of clients and business. Accordingly, any mismanagement, fraud or failure by its employees or employees of Fidelis MGU to satisfy fiduciary responsibilities, or the negative publicity resulting from such activities or any allegation of such activities and consequential loss of reputation, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. These issues also relate to regulatory conduct risk, for which see “—Risks Relating to Regulation of the Group.”

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Group is exposed to the risk of litigation which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The extent and complexity of the legal and regulatory environment in which the Group operates and the products and services the Group offers mean that many aspects of the business involve substantial risks of liability. Any litigation brought against the Group in the future could have a material adverse effect on the Group. The Group’s insurance may not necessarily cover all or any of the claims that clients or others may bring against the Group or may not be adequate to protect it against all the liability that may be imposed.

The Group also may be involved in litigation against third parties in the normal course of business and the probable outcome of all such litigation may be taken into account in the assessment of the Group’s liabilities. If the outcome of such litigation is incorrectly estimated, this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Coverage disputes can increase expenses and incurred losses, which could have a material adverse effect on the Group’s business.

There can be no assurance that various provisions of the Group’s insurance policies and reinsurance contracts, such as limitations on, or exclusions from, coverage, will be enforceable in the manner intended. In particular, the ongoing Ukraine Conflict may lead to coverage disputes in relation to, among others, policy language, the impact of sanctions or cancellation notices. Such actions have led to an increase in the risk of uncertainty surrounding emerging claims. See “—Risks Relating to Recent Events.”

This increased risk adds further pressure to an already uncertain area surrounding emerging claims, which has been particularly prominent in the Florida insurance market, which has seen an increase in losses and loss adjustment expenses due to the prevalence of assignment of benefits (“AOB”) claims. Through AOB, homeowners are increasingly assigning the benefit of their insurance recovery to third parties (including the right to claim back legal fees if they are successful in arguing for a larger than initially offered pay-out). AOB practice in Florida has been characterized by an inflated size and number of claims, increased litigation, interference in the adjustment of claims and the assertion of bad faith actions and one-way attorney fees. There were a large number of AOB claims following Hurricane Irma in 2017, a trend which continued in the wake of Hurricane Michael in 2018. In an effort to stem rising premiums caused by unnecessary litigation and AOB abuse and to curtail any further exponential growth in AOB litigation, Florida’s state legislature has signed into law an AOB reform measure, which will, among other provisions, restrict attorney fees on AOB litigation and allow providers to sell AOB exempt policies. However, until the effects of the new legislation become clear, ongoing AOB activity and related potentially fraudulent claims activity may have a material effect by inflating the size of the Group’s losses and loss adjustment expenses.

Furthermore, as the Group writes a substantial amount of property D&F across the United States, it is exposed to the risk of emerging “bad faith” claims, which have recently been successfully brought in several U.S. states. Such claims are not insurer friendly and especially so when the insurer is a non-U.S. insurer. Additionally, due to potential unfamiliarity with the local rules and regulations, a non-U.S. insurer, such as the Group, runs an increased risk of clerical and logistical errors in getting claims and litigation filings in the United States done on time to allow it to respond in a timely manner before a summary judgment is held against it.

Although disputes relating to coverage and choice of legal forum can be expected to arise in the ordinary course of the Group’s business, particularly if loss claims are material, the rise in the number of AOB and “bad faith” claims or other coverage disputes could lead to the Group facing a higher volume of claims or quantum of losses than it faced historically. As a result, the Group may incur losses beyond those that it considered might be incurred at the time of underwriting the insurance policy or reinsurance contract, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2022, we identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses were identified in the following areas: (i) the design and operating effectiveness of controls over the secondary review of the accuracy of data input in the policy administration system impacting recording of premiums and acquisition costs, (ii) the necessary resources to consider on a timely basis the application of U.S. GAAP accounting principles where complex accounting judgment exists, and (iii) the design of controls over the completeness and accuracy of reinsurance balances recoverable and payable.

To remedy our identified material weaknesses, we are in the process of adopting several measures intended to improve our internal control over financial reporting. These include strengthening our finance, operations and information technology teams, and implementation of further policies, processes and internal controls relating to our financial reporting. Specifically, those ongoing remediation include the following:

•

We have, and will continue to, strengthen our operational resources within the underwriting team to implement additional controls over data input in addition to having expanded the operations team through the provision of specialist third-party resources to assist with data input. Furthermore, in the third quarter of 2022 we engaged a third-party service provider to conduct independent quality control checks over the data in the policy administration system.

•

We have strengthened the reinsurance team by hiring additional accounting and operational resources to help ensure that we have sufficient personnel with skills and experience commensurate with the size and complexity of the organization, who can effectively design and execute our process level controls around reinsurance balances payable and recoverables. We will also be implementing additional technology solutions to replace manual processes where possible.

•	We have hired additional resources in our Group finance team with knowledge and experience of U.S. GAAP, SEC reporting and internal control over financial reporting.

•

Additionally, we have engaged an outside service provider to assist in evaluating and documenting processes and controls, identifying control gaps and strengthening the quality of documentation regarding controls.

We are committed to maintaining a strong internal control environment, and we expect to continue our efforts to ensure the material weaknesses described above and all control deficiencies are remediated. However, these material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively

We can give no assurance that additional material weaknesses or significant or other deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our Common Share price. Although we are committed to adopting remedial controls, any failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Generally, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our Common Shares, may be materially and adversely affected. We may also be required to restate our financial statements from prior periods.

We will incur increased costs as a result of operating as a U.S. public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would harm our business.

As a public company that qualifies as a foreign private issuer, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, including costs resulting from public company reporting obligations under the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and regulations regarding corporate governance practices. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules of the SEC, the listing requirements of NYSE, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our becoming listed on the NYSE and our efforts to comply with the requirements of being a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our Board or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.

Pursuant to Sarbanes-Oxley Act Section 404, we will be required to furnish a report by our management on, among other things, our internal control over financial reporting beginning with our second filing of an Annual Report on Form 20-F with the SEC after we become a public company. In order to maintain effective internal controls, we will need additional financial personnel, systems and resources. To achieve compliance with Sarbanes-Oxley Act Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Sarbanes-Oxley Act Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Furthermore, if we identity material weakness in our internal control over financial reporting in the future, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our shares to fall. In addition, as a public company we will be required to file accurate and timely reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from NYSE or other adverse consequences that would materially harm our business and reputation.

The preparation of the Group’s financial statements requires it to make many estimates and judgments that are more difficult than equivalent estimates and judgments made by companies operating outside the (re)insurance sector.

The preparation of the Group’s audited consolidated financial statements and unaudited interim consolidated financial statements requires the Group to make many estimates and judgments that affect the reported amounts of assets, liabilities (including reserves), revenues and expenses and related disclosures of contingent liabilities. The Group evaluates its estimates on an ongoing basis, including those related to premium recognition, insurance and other reserves, reinsurance recoverables, investment valuations, intangible assets, bad debts, impairments, income taxes, contingencies, derivatives and litigation. The Group bases its estimates on market prices, where possible, and on various other assumptions it believes to be reasonable under the circumstances, which form the basis for the Group’s judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

In particular, estimates and judgments for new (re)insurance lines of business are more difficult to make than those made for more mature lines of business because the Group has more limited historical information on which to base such estimates and judgments. A significant part of the Group’s current loss reserves is in respect of incurred but not reported (“IBNR”) reserves. This IBNR reserve is based almost entirely on estimates involving actuarial and statistical projections of the Group’s expectations of the ultimate settlement and administration costs. Accordingly, actual claims and claim expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in the Group’s audited consolidated financial statements and unaudited interim consolidated financial statements, which could materially adversely affect the Group’s financial results.

If FIHL were deemed to be an investment company under the U.S. Investment Company Act of 1940 (the “Investment Company Act”), applicable restrictions could make it impractical for the Group to continue with its business as contemplated and could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

FIHL is not, and following this offering will not be, required to be registered as an “investment company” under the Investment Company Act, and FIHL intends to conduct its operations so that it will not be deemed to be an investment company under the Investment Company Act. The Investment Company Act and the rules and regulations thereunder contain detailed parameters for the organization and operation of investment companies. FIHL does not believe it is an investment company to which the Investment Company Act would apply because it is not and does not hold itself out as being primarily engaged, nor does it propose to engage primarily, in the business of investing, reinvesting, or trading in securities (the “primarily engaged test,” pursuant to Section 3(a)(1)(A) of the Investment Company Act) and it does not own or propose to acquire “investment securities” (as defined in Section 3(a)(2) of the Investment Company Act) having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis (the “40% Test,” pursuant to Section 3(a)(1)(C) of the Investment Company Act).

With respect to the 40% Test, FIHL directly owns all of the outstanding voting securities of FIBL and FUL, with FIBL owning 100% of Fidelis Europe Holdings Limited, which in turn owns 100% of FIID. More than 60% of the value of the total assets (exclusive of government securities and cash items) of FIHL, on an unconsolidated basis, consists of (a) voting securities of FIBL and FUL, and indirectly, via Fidelis Europe Holdings Limited, FIID, and (b) other assets that are not securities within the meaning of the Investment Company Act.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

With respect to the primarily engaged test, for the twelve months ended December 31, 2022, the vast majority of the assets of each of FIBL, FUL and FIID were utilized in, or otherwise related to, the writing of insurance or the reinsurance of risks on insurance agreements, and represented either insurance reserves that FIHL has established or capital and surplus which is required to enable FIHL to conduct its business as a reinsurer.

If FIHL were to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on FIHL’s capital structure, ability to transact business with affiliates and ability to compensate key employees, would make it impractical for the Group to continue its business as currently conducted, impair the agreements and arrangements between and among the Group and its clients, and materially and adversely affect the Group’s business, results of operations and financial condition.

Risks Relating to Recent Events

The full extent of the impacts of the ongoing Ukraine Conflict on the (re)insurance industry and on the Group’s business, financial condition and results of operations, including in relation to claims under the Group’s (re)insurance policies, are uncertain and remain unknown.

The U.S. and global markets are currently experiencing volatility and disruption following the ongoing Ukraine Conflict. In response to such invasion, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe. The United States, the United Kingdom, the European Union and other countries have announced various economic and trade sanctions, export controls and other restrictive actions against Russia, Belarus and related individuals and entities. These include, among other measures, the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system, the imposition of comprehensive sanctions on certain persons and entities (including financial institutions) in Russia and Belarus and new export control restrictions targeting Russia and Belarus (including measures that restrict the movement of U.S.-regulated aircraft into or within Russia). The Ukraine Conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the severity and duration of the ongoing Ukraine Conflict is impossible to predict, the active conflict could lead to market disruptions, including significant and prolonged volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Further, in December 2022, the members of the G7, including the United States and United Kingdom, joined the E.U. in prohibiting regulated persons from providing a range of services, including issuing maritime insurance, related to the maritime transport of crude oil of Russian Federation origin, unless purchasers bought the oil at or below a price cap. The Group will consider providing insurance for future shipments of seaborne Russian crude oil, in compliance with these restrictions and all other applicable economic and trade sanctions. Although the Group will take measures designed to maintain compliance with applicable sanctions in connection with its activities, the Group cannot guarantee that it will be effective in preventing violations or allegations of violations. Violations, or allegations of violations, could result in civil and criminal penalties, including fines, for the Group or for responsible employees and managers, as well as negative publicity or reputational harm.

Due to the widespread impact of the ongoing Ukraine Conflict, which extends economically, geographically and financially, it is likely to directly or indirectly impact the markets in which the Group operates and some of the lines of business we write. It is possible that the war will create a domino effect, affecting the entirety of the Group’s business, including the ultimate premiums and costs of policies, through cost of materials and labor. The impact of some of or all these factors could cause significant disruption to the Group’s operations and materially impact its financial performance. The Group has already identified business lines which could suffer losses resulting from the ongoing sanctions. As aviation is a large component of the Group’s Specialty segment, any large losses in the aviation line of business could have a material and adverse impact on the performance of the

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Specialty segment generally. In light of the evolving nature of the Ukraine Conflict, there are a number of complexities and implications that will need to be evaluated and determined on an ongoing basis before the Group can reasonably estimate any potential losses. See “—Risks Relating to the Group’s Business and Industry—Industry-wide developments could adversely affect the Group’s business.”

Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Ukraine Conflict and subsequent sanctions, could have a material adverse effect on the Group’s business, financial condition and results of operations. The extent and duration of the Ukraine Conflict, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Most of the significant factors arising out of the ongoing Ukraine Conflict are beyond the Group’s control and any such disruptions may also have the effect of heightening many of the other risks described in this “Risk Factors” section. If these disruptions or other matters of global concern continue for an extended period of time, the Group’s business, financial condition and results of operations may be materially adversely affected.

We may be subject to litigation which could adversely affect our business.

The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration, and regulatory and other sectoral inquiries in the normal course of its business in a number of foreign jurisdictions. For example, as a result of the insurers having denied claims of the aircraft lessors in respect of the unreturned aircraft stranded in Russia as a result of the Ukraine Conflict, aircraft lessors have instituted proceedings in the U.K., the U.S. and Ireland against upwards of 60 (re)insurers, including certain Group entities. Fidelis has been named in 12 of the proceedings.

While management believes that these claims will not have a material adverse effect on the Group’s financial position, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, it is possible that an adverse outcome impacting several of the outstanding claims could, from time to time, have a material adverse effect on the Group’s results of operations or cash flows.

Our business, financial condition and results of operations may be adversely affected by an epidemic, pandemic or any other public health crisis and we may face risks related to Severe Acute Respiratory Syndrome (SARS), H1N1 influenza, H5N1 influenza, H7N9 influenza, H3N2 influenza and COVID-19 which could significantly disrupt our operations resulting in material adverse impacts to our business, financial condition and results of operations.

The widespread outbreak of an illness or any other communicable diseases, or any public health crisis that results in economic or trade disruptions could negatively impact our business and the businesses of our policyholders.

Our results of operations may be affected by the impact on the global economy and businesses that COVID-19 (or another pandemic or epidemic) has had to date or may have in the future. Global financial markets have suffered downturns and volatility as a result of the COVID-19 pandemic, which may, as a result of the resurgence of existing or the emergence of new COVID-19 strains (or similar pandemics or epidemics), continue to have a sustained impact on businesses across the world. Risks relating to COVID-19 and future pandemics or epidemics may become more expensive or impossible to insure against. If any of the global impacts of COVID-19 (or another pandemic or epidemic) resurge for a sustained period of time or should any of the risks identified above materialize leading to an economic downturn and heightened volatility, it could have a material adverse effect on our business, financial condition and results of operations.

It is possible that a resurgence of COVID-19 (or another pandemic or epidemic) will cause an economic slowdown, and it is possible that it could cause a global recession. There is a significant degree of uncertainty

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

and lack of visibility as to the extent and duration of any such slowdown or recession. Given the significant economic uncertainty and volatility created by COVID-19 (or another pandemic or epidemic), it is difficult to predict the nature and extent of impacts on our business.

For example, economic uncertainty continued throughout 2022 due not only to the COVID-19 pandemic, but also the Ukraine Conflict, energy price rises and cost of living increases. Global economies have recorded low levels of growth as they emerge from the COVID-19 pandemic and the low levels of growth have been further affected by increased geopolitical uncertainty due to the Ukraine Conflict. These events, if worsened, may have a significant impact on the performance on our business, financial condition and results of operations.

Recent events have adversely impacted, and may continue to adversely impact, the value of the Group’s investment portfolio and may affect the Group’s ability to access liquidity and capital markets financing or receive dividends from its operating subsidiaries.

Recent events, including the outbreak of the ongoing Ukraine Conflict, have introduced financial market volatility that has adversely impacted, and may continue to adversely impact, the value of the Group’s investment portfolio and, if these global conditions persist, ongoing market volatility could affect the Group’s ability to access liquidity and other capital markets financings. Inflation, rising interest rates, reduced liquidity in financial markets and a continued slowdown in global economic conditions have increased the risk of defaults and downgrades and have increased the volatility in the value of many of the investments the Group holds. In addition, the steps taken by governmental institutions in response to recent events (including the imposition of sanctions on Russia following its invasion of Ukraine), and the costs of such actions, may eventually lead to higher-than-expected inflation and further financial stress on global financial markets, including government bond markets.

The recent market volatility also caused significant increases in credit spreads which, if continuing, may negatively impact the Group’s ability to access liquidity and capital markets financing such that it may not be available or may only be available on unfavorable terms. Regulators in certain jurisdictions imposed dividend restrictions on insurance companies, which impact liquidity for holding companies that have insurance subsidiaries in those jurisdictions. For example, the European Insurance and Operational Pensions Authority (“EIOPA”), the E.U.’s insurance regulator, has recommended that any dividend distributions should not exceed thresholds of prudency given the continuing uncertainty over the impact of the pandemic. As a holding company with no direct operations, FIHL relies on dividends and other permitted payments from its subsidiaries and it may be unable to make distributions on its preference securities or principal and interest payments on its debt and to pay dividends to holders of Common Shares if its operating subsidiaries are unable to pay dividends to it. See “—Risks Relating to Financial Markets and Liquidity.”

The current inflationary environment could have a material adverse impact on the Group’s operations.

Steps taken by governments throughout the world in response to the recent economic and geopolitical climate, expansionary monetary policies and other factors have led to an inflationary environment. In operating our business, we are experiencing the effects of inflation, including increased labor and construction costs. Furthermore, the Group’s operations, like those of other insurers and reinsurers, are susceptible to the effects of inflation because premiums are established before the ultimate amounts of losses and loss adjustment expenses are known. Although the Group considers the potential effects of inflation when setting premium rates, premiums may not fully offset the effects of inflation and thereby essentially result in underpricing the risks insured and reinsured by the Group. Loss reserves include assumptions about future payments for settlement of claims and claims-handling expenses, such as the value of replacing property, associated labor costs for the property business the Group writes, and litigation costs. To the extent inflation causes costs to increase above loss reserves established for claims, the Group will be required to increase loss reserves with a corresponding reduction in net income in the period in which the deficiency is identified, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. Unanticipated higher inflation could also lead to higher interest rates, which would negatively impact the value of the Group’s fixed maturity securities and potentially other investments.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Risks Relating to the Group’s Strategic Relationship with Fidelis MGU

The Group relies on Fidelis MGU for services critical to its underwriting and other operations. The termination of or failure by Fidelis MGU to perform under one or more agreements governing the Group’s outsourced relationship with Fidelis MGU may cause material disruption in our business or materially adversely affect our financial results.

On July 23, 2022, FIHL and Fidelis MGU entered into a Cooperation Agreement agreeing to cooperate regarding certain matters relating to this offering and the Separation Transactions. FIHL and Fidelis MGU have also entered into a number of agreements governing the outsourced relationship, including the Framework Agreement, a series of Delegated Underwriting Authority Agreements (as defined below, see “Material Contracts and Related Party Transactions—Framework Agreement”) and the Inter-Group Services Agreement (see “Material Contracts and Related Party Transactions—Framework Agreement”).

The Framework Agreement, under which the Group secures business from Fidelis MGU, has a rolling initial term of 10 years. Years one to three will roll automatically (each year resetting for a new 10-year period) and the notice to roll will be deemed given at the end of years one, two and three (i.e., the years roll automatically and will not be subject to any underwriting target or other preconditions to rolling). From year four onwards, the Framework Agreement will roll at the written election of FIHL, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by FIHL to elect not to roll the Framework Agreement on or after year four will mean that the remainder of the 10-year term then in effect will continue in place (i.e., the Framework Agreement will have a further nine years to run in the first year following the election by FIHL not to roll the Framework Agreement). Additionally, each party has certain rights to terminate the Framework Agreement early. See “Material Contracts and Related Party Transactions—Framework Agreement.”

Under the terms of the relevant agreements, Fidelis MGU will also provide detailed reporting to the Group on a monthly or quarterly basis, depending on the nature of the report. Such reports will include, among other things, (i) accounting information (i.e., premiums written and earned, fees and loss reserves); (ii) underwriting information (including all insurance business underwritten under the Delegated Underwriting Authority Agreements); and (iii) claims handling information. If Fidelis MGU fails to perform any of its reporting obligations, the Group could be severely impacted, including by FIHL being unable to comply with its own reporting obligations as a listed company.

Due to the Group’s dependency on Fidelis MGU and the Group’s conduct of business being subject to the parameters and limitations set forth in the Framework Agreement, if the Framework Agreement or any of the Group’s agreements with Fidelis MGU are terminated or Fidelis MGU fails to perform any of the services outsourced to it under the Framework Agreement or the other related agreements noted above, the Group may be required to hire staff to provide such services itself or retain a third party to provide such services, and no assurances can be made that the Group would be able to do so in a timely, efficient or cost-effective manner. The Group could therefore suffer, among other things, non-renewals and loss of business, financial loss, disruption of business, liability to third parties, regulatory intervention and reputational damage, any of which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Pursuant to the agreements between the Group and Fidelis MGU, the Group retains an oversight and supervisory role over Fidelis MGU’s active role in executing the Group Annual Plan and each of the Subsidiary Annual Plans. If the Group’s monitoring efforts prove inadequate, this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Pursuant to the Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement, certain key underwriting and non-underwriting functions of the Group have been outsourced to Fidelis MGU and Fidelis MGU’s employees are authorized to conduct business in accordance with the Group Annual Plan and each of the Subsidiary Annual Plans, as overseen by the Group, whose role is primarily supervisory in nature. The Group relies on established parameters. Although the Group monitors such business on an ongoing basis, its monitoring efforts may not be adequate to prevent Fidelis MGU or the

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

designated employees from exceeding their authority, committing fraud or otherwise failing to comply with the terms of the agreements governing its relationship with the Group, including the Framework Agreement and the Delegated Underwriting Authority Agreements. Over time, such oversight may become cumbersome and lack of familiarity between the two separate groups could lead to operational missteps. To the extent Fidelis MGU exceeds its authority, commits fraud or otherwise fails to comply with the terms of agreements governing its relationship with the Group, the Group’s financial condition and results of operations could be materially adversely affected.

Some executive officers and key personnel of Fidelis MGU are critical to the Group’s business; Fidelis MGU’s failure to retain such key personnel could seriously affect the Group’s ability to conduct its business and execute the Group Annual Plan.

The Group’s future success depends to a significant extent on the efforts of Richard Brindle and other senior management and key personnel employed by Fidelis MGU and FIHL to implement its business strategy. The majority of senior employees of Previous Fidelis, including Richard Brindle, are now employed by Fidelis MGU. There can be no assurance, however, that such key personnel will remain employed by Fidelis MGU. There are only a limited number of available and qualified executives with substantial experience in the (re)insurance industry and the procurement of new employees could be hindered by factors outside of the Group’s control. Accordingly, Fidelis MGU’s or FIHL’s loss of the services of one or more of the members of the senior management team or other key personnel, including Richard Brindle, could significantly and negatively affect its ability to execute the Group Annual Plan, which could, in turn, have a material adverse effect on the Group’s business.

Although each of Fidelis MGU and FIHL has executed employment agreements with respective key personnel, such executives and other senior management are free to resign from their roles, in accordance with the notice and non-compete provisions as set out in their respective employment agreements. Further, Fidelis MGU and FIHL do not currently maintain key man life insurance with respect to any of their respective management. If any member of management or other key employee dies or becomes incapacitated, or leaves Fidelis MGU or FIHL to pursue employment opportunities elsewhere, they would be responsible for locating an adequate replacement for such individual and for bearing any related cost. To the extent that either Fidelis MGU or FIHL is unable to locate an adequate replacement or is unable to do so within a reasonable period of time, the Group’s business may be significantly and negatively affected.

The Group’s historical track record, including the track record of some of the executives of Fidelis MGU, may not be indicative of our future growth.

The Group has experienced rapid growth since its inception, with GPW of $3.0 billion for the year ended December 31, 2022, and the Group expects to continue to have access to more opportunities following completion of the Separation Transactions through its partnership with Fidelis MGU. There can be no assurance that the Group’s business, or the ability of Fidelis MGU to source underwriting opportunities for the Group, will continue to grow and expand at the same rate since inception, if at all. Various executives that will be executives of Fidelis MGU, including Mr. Brindle, have had success throughout their careers. There is no assurance that the executives’ track records, including Mr. Brindle’s track records at Lloyd’s and Lancashire, will continue after the Separation Transactions. If the Group is unable to increase the amount of premium that is written successfully, or if Fidelis MGU cannot source sufficient opportunities for the Group, this may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Any disagreements between the Group and Fidelis MGU could lead to a deterioration of the commercial relationship between the parties, which could result in the Framework Agreement, the Inter-Group Services Agreement or the Delegated Underwriting Authority Agreements being terminated.

Any disagreements between the Group and Fidelis MGU in respect of the Framework Agreement, the Inter-Group Services Agreement, the Delegated Underwriting Authority Agreements, the Group Annual Plan or the Subsidiary Annual Plans could lead to a deterioration of the commercial relationship between the parties.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

For example, the base case assumption with respect to the Subsidiary Annual Plans agreed between the Group and Fidelis MGU is that each Subsidiary Annual Plan will be renewed on the basis of premiums written in the prior year, subject to any changes to such Subsidiary Annual Plans agreed between the Group and Fidelis MGU, as permitted. The Group and Fidelis MGU will have the opportunity to agree to certain changes to the Subsidiary Annual Plans during the annual negotiation or through the Mid-Year Change Procedure (as defined herein). The Framework Agreement contains certain provisions aimed at resolving disputes in relation to any proposed changes to the Subsidiary Annual Plans that may arise between the parties. For example, in respect of the annual negotiation, should a particular change to the relevant Subsidiary Annual Plan be requested by a party and denied three years in a row, it will be referred to the non-calculation dispute resolution procedure to be resolved. Such non-calculation dispute resolution procedure may also be used if the parties are unable to agree on the specific parameters of the proposed changes, while being agreeable to such changes in principle. See “Material Contracts and Related Party Transactions—Framework Agreement—Subsidiary Annual Plans.”

To the extent any suggested change to any of the Subsidiary Annual Plan is not agreed to or is strongly contested by either party, this could lead to a deterioration of the commercial relationship between the parties, which could ultimately result in FIHL choosing not to roll the term of the Framework Agreement leading to a termination. If the Framework Agreement is terminated, the Inter-Group Services Agreement or the Delegated Underwriting Authority Agreements which govern the Group’s outsourcing arrangements may also terminate altogether or the Group’s business model may change materially (if, for example, the Group is forced to find an alternative services provider to carry on its outsourcing strategy). Either of those outcomes could have a material adverse effect on the Group’s financial condition and results of operations.

There can be no guarantee that the terms of the Separation Transactions, the Framework Agreement, the Delegated Underwriting Authority Agreements and the other outsourcing agreements and arrangements between the Group and Fidelis MGU are as favorable to the Group as if they had been negotiated with an unaffiliated third party.

There can be no guarantee that the terms of the Separation Transactions, the Framework Agreement and the other outsourcing agreements and arrangements between the Group and Fidelis MGU, including the fees payable to Fidelis MGU, are as favorable to the Group as if they had been negotiated with an unaffiliated third party. In addition, the Group’s ongoing relationship with Fidelis MGU may impact how the Group enforces its rights under the agreements.

MGU HoldCo owns 9.9% of our Common Shares. Additionally, a number of FIHL’s current shareholders are also shareholders in MGU TopCo and, in some cases, employees of Fidelis MGU. As such, conflicts of interest may arise, which could result in decisions being taken that are not in the best interest of the Group’s shareholders as a whole.

Conflicts of interest may exist or could arise in the future with Fidelis MGU due to a number of FIHL’s current shareholders being employed by Fidelis MGU or holding shares in MGU TopCo. Conflicts may arise with respect to, without limitation: (i) the enforcement of agreements between the Group and Fidelis MGU, (ii) making changes to the Group Annual Plan and each of the Subsidiary Annual Plans, (iii) the management of Fidelis MGU by persons who are shareholders of FIHL, (iv) shareholders who hold shares in both FIHL and MGU TopCo, and (v) conflicts arising from the exercise of the ROFO and ROFR rights (each as defined below, see “Material Contracts and Related Party Transactions—Framework Agreement—Exclusivity, Rights of First Offer and Rights of First Refusal”) of the Group and Fidelis MGU. MGU HoldCo owns approximately 9.9% of FIHL’s outstanding Common Shares. The foregoing conflicts and the interests of the Group on one hand and Fidelis MGU on the other could result in decisions being taken that are not in the best interest of the Group’s shareholders as a whole.

The failure of Fidelis MGU to effectively manage the Group’s claims could adversely affect the Group’s business, prospects, financial condition or results of operations.

Under the terms of the Framework Agreement and the Delegated Underwriting Authority Agreements, the claims management activities will be managed by Fidelis MGU, with the Group retaining an oversight function.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

See “Business—Claims.” The Group therefore relies on Fidelis MGU to facilitate, oversee and efficiently manage the claims process for the Group’s policyholders in line with the parameters set forth in the Framework Agreement and the respective Delegated Underwriting Authority Agreements. To the extent Fidelis MGU exceeds its authority or otherwise fails to comply with the terms of the Framework Agreement and the Delegated Underwriting Authority Agreements and such non-compliance leads to inappropriate or negligent claims management, the Group’s business, prospects, financial condition and results of operations may be materially adversely affected. Beyond intentional breaches there are also a number of other factors beyond Fidelis MGU’s control that could affect the ability of Fidelis MGU to effectively manage claims of our policyholders.

Any failure by Fidelis MGU to effectively manage the claims process, including failure to pay claims accurately, could lead to material litigation, undermine the Group’s reputation in the marketplace or impair the Group’s corporate image and adversely affect our ability to renew existing policies or write new policies. Any of the aforementioned factors, or any other negative impact of Fidelis MGU’s claims management process could have a material and adverse impact on the Group’s business, prospects, financial condition and results of operations.

Risks Relating to the Operations Supporting the Group’s Business

The Group depends, in certain cases, on its policyholders’ evaluations or disclosures of the exposures associated with their insurance underwriting, which may subject the Group to reinsurance disputes, liability, regulatory actions or reputational damage.

The Group does not separately evaluate each of the original individual exposures assumed under some of its reinsurance business (such as quota share contracts in which the Group expects to assume an agreed-upon percentage of each underlying insurance contract being reinsured or excess of loss contracts), including on policyholders bound by another person to whom underwriting authority has been delegated by the Group (such as third-party MGUs) on a “non-prior submit” basis. In these situations, the Group is largely dependent on the original underwriting decisions made by ceding companies. The Group is subject to the risk that its policyholders may not have adequately evaluated or disclosed the insured exposures and that the premiums ceded may not adequately compensate the Group for the exposures it will assume. The Group may not evaluate separately each of the individual claims that may be made on the underlying insurance contracts under reinsurance contracts. Therefore, the Group may be dependent on the original claims decisions made by its policyholders. To the extent that a customer fails to evaluate adequately the insured exposures or the individual claims made thereunder, the Group’s business, prospects, financial condition or results of operations could be significantly and negatively affected.

Certain elements of the Group’s business may also be written on the basis of sub-delegated authority (in other words, Fidelis MGU may further delegate underwriting authority to a third-party managing general underwriters or other intermediary), as allowed for in the Framework Agreement and the Delegated Underwriting Authority Agreements. The Group will establish the parameters under which Fidelis MGU can sub-delegate authority and Fidelis MGU will operate and maintain procedures to manage its sub-delegated authority relationships, but nonetheless there are risks associated with such relationships, including but not limited to, fraud by employees or representatives of persons to whom Fidelis MGU sub-delegates authority, information technology failures, failure to comply with referral and escalation procedures, inaccurate or incomplete bordereau reporting, and credit risk. Furthermore, Fidelis MGU and in turn, the Group, relies on the underwriting judgment of such sub-delegated agents and intermediaries, which may be different from the decisions that would be made by the employees of Fidelis MGU acting within the parameters set forth in each Subsidiary Annual Plan or the Delegated Underwriting Authority Agreements.

Operational risk exposures, such as human or systems failures (including outsourcing arrangements), are inherent in the Group’s business and may result in losses.

Operational exposures and losses can result from, among other things, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, bad faith delayed claims payment, fraud and external events, such as political unrest, state emergency or industrial actions which could result in operational outage. The Group relies on Fidelis

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MGU and other third parties for information technology and application systems and infrastructure, which are exposed to certain limitations and risk of systemic failures. Any such outage could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. In addition, given the Group’s outsourced relationship with Fidelis MGU, which could also include writing business on a sub-delegated authority basis with a third-party managing general underwriter or other intermediary, Fidelis MGU or such other sub-delegate could bind the Group on business outside of a designated authority resulting in significant losses.

The Group also relies heavily on third parties, including Fidelis MGU, for information technology and application systems and infrastructure. The Group believes that such information technology and application systems and infrastructure are critical to the Group’s business. Such information technology and application systems and infrastructure are an important part of the Group’s underwriting process and its ability to compete successfully. The Group also licenses certain of its key systems and data from third parties, including Fidelis MGU, and cannot be certain that it will have continuous access to such third-party systems and data, or those of comparable service providers, or that the Group’s information technology or application systems and infrastructure will operate as intended. The third-party modeling software that the Group uses is important to the Group and any substantial or repeated failures in the accuracy or reliability of such software or the human interpretation of its outputs could result in a deviation from the Group’s expected underwriting results. Further, the third parties’ programs and systems may be subject to defects, failures, material updates or interruptions, including those caused by worms, viruses or power failures.

Failures in any of these systems could result in mistakes made in the confirmation or settlement of transactions, or in transactions not being properly booked, evaluated, priced or accounted for or delays in the payment of claims. Any such eventuality could cause the Group to suffer, among other things, financial loss, disruption of business, liability to third parties, regulatory intervention and reputational damage, any of which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Technology breaches or failures, including those resulting from a malicious cyber-attack on the Group or its business partners or service providers, could disrupt or otherwise negatively impact the business.

The Group relies on information technology systems and infrastructure to process, transmit, store and protect the electronic information, financial data and proprietary models that are critical to the Group’s business. Furthermore, a significant portion of the communications between the Group’s employees and the Group’s business, banking and investment partners depends on information technology and electronic information exchange. Like all companies, the Group’s information technology systems are vulnerable to data breaches, interruptions or failures due to events that may be beyond the control of the Group, including, but not limited to, natural disasters, theft, terrorist attacks, computer viruses, hackers and general technology failures. Despite safeguards, disruptions to and breaches of the Group’s information technology systems have occurred in the past and may occur in the future, which may negatively impact (possibly to a material extent) the Group’s business. See “—Risks Relating to Regulation of the Group—Data protection failures could disrupt the Group’s business, damage its reputation and cause losses.”

The inability to attract, retain and manage key employees could restrict the Group’s ability to implement its business strategy.

The Group’s future success depends to a significant extent upon the Group’s ability to continue to attract and retain key employees to implement the Group’s long-term business strategy. Some new members of the Group’s management team may not have worked together prior to their employment with the Group, and the management team may not operate together as efficiently as an otherwise similar management team that has been operating together for a significant amount of time. Within the Group’s industry it is common for employers to seek to restrict an employee’s ability to work for a competitor or to engage in business activities with the customers or staff of a former employer after leaving employment. The extent of any such post-termination

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restrictions and the extent to which any alleged contractual restrictions are enforceable is highly fact-specific and dependent upon local laws in the applicable jurisdiction.

The Group may also suffer from future events that require governments to introduce similar measures to those imposed during the COVID-19 pandemic, such as social distancing measures, travel restrictions and border closures between the countries in which the Group operates. If such measures are reintroduced, the Group’s key employees may be unable to travel freely, or participate in and carry out some of their usual responsibilities. In addition, we operate in a highly competitive labor market which experiences labor shortages and a high rate of employee turnover, which requires us to increase salary and wage rates, bonuses and other incentives in order to attract and retain talented employees. The Group’s inability to hire, retain or fully utilize talented and experienced personnel, whether resulting from the foregoing reasons or otherwise, could delay or prevent the Group from fully implementing its business strategy and would significantly and negatively affect its business.

The Group’s ability to implement its business strategy could be adversely affected by Bermuda employment restrictions.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians and holders of Permanent Residents’ Certificates) may not engage in any gainful occupation in Bermuda without a valid government work permit. Except for our Chief Executive Officer and other “chief” officer positions (where the advertising requirement (see below) is automatically waived) or where otherwise specifically waived, a work permit may be granted or renewed upon showing that, after proper public advertisement, no Bermudian, spouse of a Bermudian, or holder of a Permanent Resident’s Certificate who meets the minimum standards reasonably required by the employer has applied for the job. A work permit is issued with an expiry date (up to five years) and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term. If work permits are not obtained, or are not renewed, for the Group or Fidelis MGU principal employees who are located in Bermuda, the Group would lose its services, which could significantly and negatively affect its business and could also delay or prevent the Group from fully implementing its business strategy. The Group monitors any actual or potential legislative changes regarding the Bermuda Government’s immigration policies and any effects this may have on the Group’s employment practice, policies and procedures.

The failure to retain a letter of credit facility and/or the need to provide assets directly as collateral may significantly and negatively affect the Group’s ability to successfully implement its business strategy.

Certain of the Group’s reinsurance customers may require the relevant Group company to post a letter of credit (“LOC”) and/or provide assets directly as collateral, while collateral may also be required from time to time for regulatory purposes. The Group currently maintains various LOC facilities, with Lloyds Bank plc, Barclays Bank plc, Bank of Montreal and Citibank N.A., London Branch.

An event of default under any of the LOC facilities (including as a result of events that are beyond the Group’s control) may require the Group to liquidate assets held in these facilities, have an adverse effect on the Group’s liquidity position as the facility providers have a security interest in the collateral posted, or require the Group to take other material actions. Any such forced sale of these investment assets could negatively affect the return on the Group’s investment portfolio, which could negatively affect the types and amount of business the Group chooses to underwrite. A default under any of the LOC facilities may cause the facility providers to exercise control over the collateral posted, negatively affecting the Group’s ability to earn investment income or to pay claims or other operating expenses. Additionally, a default under any of these facilities may have a negative impact on the Group’s relationships with regulators, rating agencies and banking counterparties.

In addition, if the amount of assets the Group has to post as collateral to support cedant demand or regulatory requirements increases beyond a threshold, the Group may be left with insufficient liquid, available assets to support the Group Annual Plan and each of the Subsidiary Annual Plans and/or day-to-day operations. Such risk is

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increased in relation to FIBL and FUL which, in the event of losing their certified U.S. reinsurer status pursuant to certain excess and surplus licenses, would be required to post a much higher amount of collateral to carry on their business. This consequently could impact the Group’s business, prospects, financial condition or results of operations. Further, the inability to renew or maintain the LOC facilities may significantly limit the amount of reinsurance the Group can write, or require the Group to modify its investment strategy. The Group may need additional LOC capacity as it grows, and if the Group is unable to renew, maintain or increase its LOC facilities or is unable to do so on commercially acceptable terms, such a development could significantly and negatively affect the Group’s ability to implement its business strategy. In particular, the Group anticipates arranging for additional LOC capacity for its subsidiaries in connection with obligations to post collateral in connection with certain reinsurance transactions. Furthermore, the Group expects to seek renewals of its existing LOC facilities. If the Group is unable to obtain and retain LOC facilities on commercially acceptable terms, this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Risks Relating to the Group’s Reliance on Third Parties in the Operation of its Business

The Group is reliant on third-party service providers and their IT systems, and their failure could lead to an interruption in the Group’s business activities, which could have a material adverse effect on the Group’s business.

The Group is reliant on third parties, such as Fidelis MGU, for the provision of important services it needs to run its business, including, without limitation, finance, actuarial and underwriting systems and processes and IT infrastructure and systems including software. Any of these service providers failing to perform at the necessary level may have a significant and adverse impact on the business of the Group and its IT systems.

The Group requires complex and extensive IT systems, which are being updated continuously, to run its business. During any projects to develop the Group’s IT systems, it is particularly susceptible to outages or weakness related to such systems. Any failure of these systems or by the Group’s service providers could lead to an interruption in the Group’s business activities which, in turn, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The expanding volume and sophistication of computer viruses, hackers and other external hazards such as the use of malware or other malicious code or attack, catastrophic events system failures and disruptions, as well as employee or third-party errors or malfeasance, may also increase the vulnerability of the Group’s IT and data systems to security breaches. The Group has previously suffered cyber-attacks on its IT infrastructure and the Group believes it has taken the necessary steps to mitigate any future attacks. The Group has also increased the amount of internal training and is employing stringent IT infrastructure reviews. However, there can be no assurance that these steps will in fact prevent future attacks. These increased risks expose the Group to potential data loss and damages and potentially significant increases in compliance and litigation costs, and such exposure could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group depends on brokers and other intermediaries to distribute its products, and the loss of business provided by brokers and other intermediaries could adversely affect it.

The distribution model for the Group’s products is built on long-term relationships with quality clients and respect for the core broker distribution model which is fully outsourced to Fidelis MGU. The Group is therefore indirectly dependent upon brokers and other intermediaries to distribute its products. Brokers and certain other intermediaries are independent and therefore no broker or such other intermediary is committed to recommend or sell the products of the Group. Accordingly, Fidelis MGU’s relationships with brokers and other intermediaries distributing its products will be important. A broker assesses which insurance companies are suitable for it and its customers by considering, among other things, the security of claims payment and service, and prospects for future investment returns in the light of a company’s product offering, personnel, past investment performance, financial strength and perceived stability, ratings and the quality of the service provided to the broker and its

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customer. Larger insurers and reinsurers may have more commercial influence with certain insurance and reinsurance brokers, either generally or in certain underwriting lines. A broker then determines which products are most suitable by considering, among other things, product features and price. An unsatisfactory assessment of the Group and its products based on any of these factors could result in the Group generally, or in particular certain of its products, not being actively marketed by brokers to their customers. Failure to maintain a positive relationship with its brokers and competitive distribution network could result in a loss of market share or a reduction of the Group’s premium volumes or an increase in policy lapses and withdrawals, which could result in reduced fee and premium income, and, in turn, have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The involvement of insurance and reinsurance brokers and other intermediaries subjects the Group to their credit risk.

Pursuant to its outsourced relationship with Fidelis MGU, the Group will generally pay all of the amounts owed on claims under its insurance and reinsurance contracts first to Fidelis MGU, who will then pass on the payment to the various brokers or other intermediaries, and these brokers or other intermediaries (as applicable) will, in turn, pay these amounts over to the clients that have purchased insurance or reinsurance from the Group. If Fidelis MGU, a broker or other intermediary fails to make its relevant payment, it is possible that the Group will be liable to the client for the deficiency because of local laws or contractual obligations. Likewise, in certain jurisdictions, when the insured or ceding insurer pays premiums for these policies to brokers or other intermediaries for payment over to the Group, these premiums might be considered to have been paid and the insured or ceding insurer will no longer be liable to the Group for those amounts, whether or not the Group actually receives the premiums “up the chain” from Fidelis MGU, a broker or other intermediary. Consequently, both the Group and Fidelis MGU assume a high degree of credit risk associated with brokers and other intermediaries, including in relation to any sub-delegation, around the world with respect to most of its insurance and reinsurance business, its inwards premium receivable from insureds and cedants, and on any amounts recoverable in relation to subrogation and salvage and from reinsurers.

Furthermore, the concentration of the Group’s business in a small number of key brokers may subject it to reduced premium income. During the year ended December 31, 2022, GPW generated from or placed by Aon plc, Marsh & McLennan Companies and Guy Carpenter & Company LLC (which is also an affiliate of Marsh & McLennan Companies) collectively accounted for 35% of the Group’s consolidated GPW, with Aon plc accounting for 15% and Marsh & McLennan Companies, Inc. (and certain of its affiliates) accounting for 20% of our consolidated GPW during 2022. Other key brokers, each of whom has accounted for less than 10% of the GPW generated during the years ended December 31, 2018 to December 31, 2022, include, among others, Willis Towers Watson and TigerRisk Partners, LLC. For more information, see note 17(d) (“Commitments and Contingencies—Concentration of credit risk”) to the Group’s audited consolidated financial statements included elsewhere in this prospectus. Loss of all or a substantial portion of the business provided by one or more of the Group’s key (re)insurance brokers could result in reduced premium income, which, in turn, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Risks Relating to Financial Markets and Liquidity

The Group’s business, prospects, financial condition or results of operations may be adversely affected by reductions in the aggregate value of the Group’s investment portfolio.

The Group’s operating results depend in part on the performance of the Group’s investment portfolio. The Group’s funds are invested by professional investment management firms in accordance with the Group’s investment guidelines. The Group’s investments are subject to a variety of financial and capital market risks including, but not limited to, changes in interest rates, credit spreads, equity and commodity prices, foreign currency exchange rates, increasing market volatility and risks inherent to particular securities. Prolonged and severe disruptions in the public debt and equity markets, including, among other things, volatility of interest rates, widening of credit spreads, bankruptcies, defaults, significant ratings downgrades, geopolitical instability,

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and a decline in equity or commodity markets, may cause significant losses in the Group’s investment portfolio. Market volatility can make it difficult to value certain securities if their trading becomes infrequent. Depending on market conditions, the Group could incur substantial additional realized and unrealized investment losses in future periods. This could have a material effect on certain of the Group’s investments. The investment guidelines currently implemented by the Group focus on investment primarily in fixed maturity and cash products and allow a small portion of the Group’s portfolio to be allocated to alternative or other investments. Depending on current and future events and market conditions and their impact on the Group’s investments, the investment guidelines are subject to change.

For instance, the Group’s investment portfolio (and, specifically, the valuations of investment assets it holds) has been, and may continue to be, adversely affected as a result of market valuations impacted by the COVID-19 pandemic and any other public health crisis, the Ukraine Conflict and other global economic and geopolitical uncertainty regarding their outcomes. These include changes in interest rates, declining credit quality of particular investments, reduced liquidity, fluctuating commodity prices, international sanctions, and related financial market impacts from the sudden, continued slowdown in global economic conditions generally. Further, extreme market volatility, such as the markets are experiencing now as a result of the ongoing Ukraine Conflict, may leave the Group unable to react to market events in a prudent manner consistent with the Group’s historical practices in dealing with more orderly markets.

Separately, the occurrence of large claims may force the Group to liquidate securities at an inopportune time, which may cause the Group to realize capital losses. Large investment losses could decrease the Group’s asset base and thereby affect the Group’s ability to underwrite new business. Additionally, such losses could have a material adverse impact on the Group’s shareholders’ equity, business and financial strength and debt ratings.

The aggregate performance of the Group’s investment portfolio also depends to a significant extent on the ability of the Group’s investment managers to select and manage appropriate investments. As a result, the Group is also exposed to operational risks which may include, but are not limited to, a failure of the Group’s investment managers to perform their services in a manner consistent with the Group’s investment guidelines, technological and staffing deficiencies, inadequate disaster recovery plans, interruptions to business operations due to impaired performance or failure or inaccessibility of information or IT systems. The result of any of these operational risks could adversely affect the Group’s investment portfolio, financial performance and ability to conduct the Group’s business.

The Group’s results of operations and investment portfolio may be materially affected by conditions impacting the level of interest rates in the global capital markets and major economies, such as central bank policies on interest rates and the rate of inflation.

As a global insurance and reinsurance company, the Group is affected by the monetary policies of the U.S. Federal Reserve Board, The Bank of England, the European Central Bank and other central banks around the world. Following the financial crisis of 2007 and 2008, and again most recently as a result of the COVID-19 pandemic, these central banks have taken a number of actions to spur economic activity such as keeping interest rates low and enacting quantitative easing. Unconventional monetary policy from the major central banks, the reversal of such policies, a shift to monetary tightening policies and moderate global economic growth remain key uncertainties for markets and the Group’s business.

For example, in one of the Group’s key markets for its products, the U.S. debt ceiling and budget deficit concerns continue to present the possibility of credit-rating actions, economic slowdowns, or a recession for the U.S. The impact of any negative action regarding the U.S. government’s sovereign credit rating could adversely affect the U.S. and global financial markets and economic conditions. In addition, policies that may be pursued by the Biden administration and the legislation that may be introduced by the U.S. Congress and Senate, could result in market volatility in the short term. These developments could cause more volatility in interest rates and

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borrowing costs, which may negatively impact the Group’s ability to access the debt markets on favorable terms. Continued adverse economic conditions could have a material adverse effect on the Group’s business, financial condition and results of operations. These and any future developments and reactions of the credit markets toward these developments could cause interest rates and borrowing costs to rise, which may negatively impact the Group’s ability to obtain debt financing on favorable terms.

Although the Federal Reserve has maintained interest rates at relatively low levels in recent years, the Federal Reserve may change its monetary policy at any time. The Federal Reserve previously cut interest rates in 2019 and 2020, which then remained relatively low throughout 2020 and most of 2021, to stimulate the economy and address the ongoing COVID-19 pandemic. However, the U.S. economy commenced showings signs of potential recovery due to the fiscal package and government stimulus plans introduced by the Biden administration as well as the Federal Reserve’s continued engagement in quantitative easing. The Federal Reserve has been steadily increasing the target interest rates throughout 2022, a trend that has continued into 2023 with a further raise to 5.00%-5.25% in March 2023. If the Federal Reserve raises interest rates, or if interest rates otherwise rise, the Group may be exposed to unrealized losses on its fixed maturity securities. Similarly, The Bank of England’s Monetary Policy Committee has steadily been increasing rates throughout 2022 and into 2023 with the most recent interest rate increase of 25 basis points to 4.25% on March 23, 2023. Several other central banks, including the European Central Bank, increased benchmark interest rates and signalled their intention to continue to do so citing, among other factors, the high inflationary environment. Interest rates are influenced by matters other than the Federal Reserve’s monetary policy, for example volatility in the financial markets and higher unemployment in the U.S., the U.K. and other key markets for the Group mean that it may be impossible to reasonably predict the course of action the Federal Reserve may take in relation to changing the federal funds rate, and interest rates may increase even if monetary policy does not change. Changes in Federal Reserve policy may also impact the overall liquidity and efficiency of fixed maturity markets. The Federal Reserve has also started to unwind the quantitative easing measures enacted to combat the effects of the COVID-19 pandemic including a reduction in the amount of assets it holds on its balance sheet. As this quantitative easing is withdrawn, financial markets may react negatively and fixed maturity market liquidity may decline, leading to heightened volatility in fixed maturity investment prices and difficulty in transacting at indicated market values.

The Group’s exposure to interest rate risk relates primarily to the changes in market price and cash flow variability of fixed maturity instruments that are associated with changes in interest rates. The Group’s investment portfolio contains interest rate sensitive instruments, such as fixed maturity securities which have been, and will likely continue to be, affected by changes in interest rates from central bank monetary policies, domestic and international economic and political conditions, levels of inflation and other factors beyond the Group’s control. The Group’s fixed maturity portfolio also includes asset classes such as asset-backed securities and investment grade emerging market debt, which are riskier in nature than some of the Group’s other fixed maturity instruments and could adversely impact the Group’s investment portfolio. Interest rates are highly sensitive to many factors, including governmental monetary policies, inflation, domestic and international economic and political conditions and other factors beyond the Group’s control and fluctuations could materially and adversely affect the Group’s business, financial condition and results of operations.

Steps that may be taken by central banks to raise interest rates in the future to combat higher inflation than the Group had anticipated could, in turn, lead to unrealized losses on the Group’s investments. Changes in the level of inflation could also result in an increased level of uncertainty in the estimation of loss reserves for the Group’s lines of business with a long tenor. Such changes in inflation will have the largest impact on the Group’s fixed maturity portfolio, which currently has a duration of around two years. As a result of the above factors, the Group’s business, financial condition, liquidity or operating results could be adversely affected.

Unexpected volatility or illiquidity associated with some of the Group’s investments could significantly and negatively affect the Group’s financial results, liquidity or ability to conduct business.

A small portion of the Group’s investment portfolio comprises (and may in the future continue to contain) certain investments such as structured notes linked to equities and commodities, publicly traded equities, high-

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yield bonds, bank loans, emerging market debt, non-agency residential mortgage-backed securities, asset-backed securities, commercial mortgage-backed securities, real estate funds, middle market loans, private credit funds, private equity funds, infrastructure funds and short-term secured products. During the height of the financial crisis of 2007 and 2008, both fixed maturity and equity markets lost significant liquidity and were more volatile than expected. The markets initially responded in a way similar to the COVID-19 pandemic, which resulted in severe falls in indices, extreme volatility and interventions to halt trading. Similar risks are present as markets respond to the ongoing Ukraine Conflict and imposition of sanctions on Russia. If the Group requires significant amounts of cash on short notice in excess of normal cash requirements, the Group may have difficulty selling investments in a timely manner or be forced to sell them for less than the Group otherwise would have been able to realize. If the Group is forced to sell the Group’s assets in unfavorable market conditions, there can be no assurance that the Group will be able to sell them for the prices at which the Group has recorded them and the Group may be forced to sell them at significantly lower prices. As a result of the above factors, the Group’s business, financial condition, liquidity or operating results could be adversely affected.

The determination of the amount of allowances and impairments taken on the Group’s investments is highly subjective and could materially impact the Group’s operating results or financial position.

The Group performs reviews of its investments on a regular basis to determine the amount of the decline in fair value below the cost basis which is considered to be the current expected credit losses in accordance with applicable accounting guidance. The process of determining the current expected credit loss (“CECL”) requires judgment and involves analyzing many factors. Assessing the accuracy of the level of allowances reflected in the Group’s financial statements is inherently uncertain, given the subjective nature of the process. Furthermore, additional impairments may need to be taken or allowances provided in the future with respect to events that may impact specific investments. The absence of CECL allowances does not necessarily mean there will not be any in the future. Future material impairments themselves or any error in accurately accounting for them may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

An economic downturn in the U.S. or elsewhere, the default of a large institution, an actual or predicted sovereign default, or a downgrade of U.S. or non-U.S. government securities by credit rating agencies could harm the Group’s business, investment portfolio and its liquidity and financial condition.

Weak economic conditions may adversely affect (among other aspects of the Group’s business) the demand for, and claims made under, the Group’s products; the ability of customers, counterparties and others to establish or maintain their relationships with the Group; the Group’s ability to access and efficiently use internal and external capital resources; and the Group’s investment performance. Volatility in the U.S. and other financial markets, as a result of the ongoing Ukraine Conflict on global economic conditions or otherwise, may adversely affect both the liquidity and the performance of the Group’s investments.

Furthermore, a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs or are perceived by the market to have similar financial weaknesses, so that a default by one institution causes a series of defaults by or runs on other institutions (sometimes referred to as a “systemic risk”) or a downgrade of U.S. or non-U.S. government securities by credit rating agencies, may expose the Group to investment losses which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was unable to continue its operations and the Federal Deposit Insurance Corporation was appointed as receiver for SVB. Similarly, on March 12, 2023, Signature Bank was placed into receivership and, in late March 2023, Swiss authorities facilitated a takeover by UBS Group AG of Credit Suisse Group AG, while several banks stepped in to support a multi-billion rescue package for First Republic Bank. Although we do not have any funds deposited with these institutions, such incidents expose potential strains on the banking sector as a whole and demonstrate a heightened risk of systemic failures throughout the financial industry. An actual or predicted sovereign default may also have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

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Currency fluctuations could result in exchange losses and negatively impact the Group’s business.

The Group’s functional currency is the U.S. dollar. However, because the Group’s business strategy includes insuring and reinsuring financial obligations created or incurred outside of the U.S., the Group writes a portion of its business and receives premiums in currencies other than the U.S. dollar. Consequently, the Group may experience exchange losses to the extent the Group’s foreign currency exposure is not hedged or is not sufficiently hedged, which could significantly and negatively affect the Group’s business. The Group operates in a number of countries and therefore the results of its operations are subject to both currency transaction and translation risk. Currency transaction risk arises from the mismatch of cash flows due to currency exchange fluctuations. Translation risk arises because the Group reports in U.S. dollars but a portion of its underlying premiums, reserves, operating expenses and acquisitions are determined in other currencies. The Group makes determinations as to whether and to what extent to hedge its foreign currency exposures on a monthly basis.

The Group’s investment portfolio exposures may be materially adversely affected by global climate change regulation and other factors, which could harm the Group’s business and its liquidity and financial condition.

World leaders met at the 2015 United Nations Climate Change Conference in December 2015 in Paris and agreed to limit global greenhouse gas emissions in the atmosphere to a level which would not increase the average global temperature by more than 2° Celsius, with an aspiration of limiting such increase to 1.5° Celsius (the “Paris Agreement”). In order for governments to achieve their existing and future international commitments to limit the concentration of greenhouse gases under the Paris Agreement, there is widespread consensus in the scientific community that a significant percentage of existing proven fossil fuel reserves must not be consumed. In addition, divestment campaigns, which call on asset owners to divest from direct ownership of commingled funds that include fossil fuel equities and bonds, likewise signal a change in society’s attitude towards the social and environmental externalities of doing business.

In addition, the 2021 UN Climate Change Conference (“COP26”) was held in Glasgow and sought to accelerate action towards the goals of the Paris Agreement. The COP26 agreement, although not legally binding, includes pledges to further cut CO2 emissions, reduce the use of coal, and significantly increase the amount of money necessary to help poor countries cope with the effects of climate change. The 2022 UN Climate Change Conference (“COP27”) was held in Sharm el-Sheikh, Egypt in November 2022. Building on the outcomes and momentum of COP26, nations were expected to demonstrate at COP27 that they are in a new era of implementation by turning their commitments under the Paris Agreement into action.

As a result of the above, energy companies and other companies engaged in the production or storage of fossil fuels may experience unexpected or premature devaluations or write-offs of their fossil fuel reserves. A material change in the asset value of fossil fuels or the securities of energy companies and companies in these related sectors may therefore materially adversely affect the Group’s investment portfolio. A material change in the asset value of fossil fuels or the securities of energy companies and companies in related sectors will impact the Fidelis investment portfolio in the event that any change in asset values leads to a shock to the wider economy and overall asset values.

Failure to meet ESG expectations or standards, or achieve ESG goals or commitments could adversely affect the Group’s business, prospects, financial condition or results of operations.

In recent years, there has been an increased focus from shareholders, business partners, cedants, regulators, politicians, and the public in general on ESG matters, including greenhouse gas emissions, carbon footprint and climate-related risks, renewable energy, fossil fuels, diversity, equity and inclusion, responsible sourcing and supply chain, human rights, and social responsibility.

The Group has established goals, commitments, and targets, as further discussed in “Business—Our Commitment to Environmental, Social and Governance Matters.” Such goals, commitments, and targets reflect

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the Group’s current plans and aspirations and do not guarantee that the Group will be able to achieve them. Evolving shareholder and cedant expectations, regulatory obligations or political pressures and the Group’s efforts to manage, report on and accomplish set goals present numerous operational, regulatory, reputational, financial, legal, and other risks, any of which could have a material adverse impact on the Group’s reputation, business, prospects, financial condition or results of operations.

The Group may be unable to satisfactorily meet evolving expectations, standards, regulations and disclosure requirements related to ESG. Such matters can affect the willingness or ability of investors to make an investment in FIHL, as well as the Group’s ability to meet its regulatory obligations, including compliance with any rules related to carbon footprint and greenhouse gas emissions. Negative perceptions regarding the scope or sufficiency and transparency of the Group’s commitment to and reporting on ESG matters and events that give rise to actual, potential, or perceived compliance with social responsibility matters could hurt the Group’s reputation and cause cedants to seek alternative business partners. Such loss of reputation could make it difficult and costly for the Group to regain the confidence of its business partners resulting in an adverse effect on the Group’s business, prospects, financial condition or results of operations. Further, the Group’s failure or perceived failure to satisfy various reporting standards and regulations on a timely basis, or at all, could have similar negative impacts or expose it to government enforcement actions and private litigation.

The management of the Group’s investment portfolio as a result of the Group’s sustainability principles and ESG objectives could have an adverse impact on the Group’s investment portfolio, business, financial condition, liquidity or operating results.

The Group’s investment portfolio is designed to be managed consistent with the sustainability principles and ESG objectives adopted by the Group, as further discussed in “Business—Our Commitment to Environmental, Social and Governance Matters.” As a result, the Group may forgo certain investment opportunities available to it in order to comply with such investment portfolio management criteria. This may cause the performance of the Group’s investment portfolio to differ from what it may otherwise be able to achieve if it was not managed consistent with these sustainability principles and ESG objectives.

In addition, there is a risk that the investment opportunities identified by the Group’s asset managers as being consistent with the Group’s investment criteria do not operate as expected when addressing social and environmental impact and ESG issues. A company’s social and environmental impact and ESG performance or the Group’s asset managers’ assessment of a company’s social and environmental impact and ESG performance could vary over time, which could cause the Group to be temporarily invested in companies that do not comply with the Group’s investment criteria. Furthermore, data availability and reporting with respect to the Group’s investment criteria may not always be available or may become unreliable. If the Group’s investment decisions do not perform as expected or if the Group’s asset managers fail to make investment decisions in a manner consistent with the stated sustainability principles and ESG objectives, the Group’s investment portfolio, business, financial condition, liquidity or operating results could be adversely affected.

Risks Relating to Regulation of the Group

If the Group becomes directly subject to insurance statutes and regulations in jurisdictions other than Bermuda, the E.U. or the U.K. or there is a change to the law or regulations or application of the law or regulations of Bermuda, the E.U. or the U.K., this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

FIBL is a registered Bermuda Class 4 insurer pursuant to the Insurance Act 1978 of Bermuda, as amended (the “Bermuda Insurance Act”), and as such, it is subject to regulation and supervision in Bermuda by the BMA. FIID operates from the Republic of Ireland and is authorized and regulated by the CBI to carry on certain classes of non-life insurance business. On the basis of its CBI authorization, FIID is able to offer its insurance services into certain European Economic Area (“EEA,” which is a free trade area including the 27 member states

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of the E.U. together with Iceland, Liechtenstein, and Norway) jurisdictions on a cross-border basis without the need for separate authorizations in such jurisdictions. FUL operates from the U.K. and is authorized by the PRA and regulated by the PRA and the FCA with permission to underwrite certain classes of general insurance.

The Group faces new regulatory costs and challenges as a result of the U.K.’s departure from the E.U. (“Brexit”). The U.K. and E.U. insurance prudential regimes are currently broadly identical as both derived from the Solvency II Directive. However, it is likely that the laws and regulations of the U.K. and the E.U. will diverge in the near future, and the Group may be required to utilize additional resources to ensure compliance with the different rules in each regime. In particular, the U.K. has announced that it intends to amend certain Solvency II-derived rules that it has transposed into domestic legislation and the E.U. is currently conducting its own review of the Solvency II Directive.

The U.K. has consulted with industry stakeholders on various Solvency II-derived rules since October 2020. On November 17, 2022, HM Treasury published a finalized package of proposed reforms to its prudential regime, which covers a range of areas including the risk margin, matching adjustment requirements and regulatory reporting obligations. These reforms will be reflected in new U.K. legislation and regulation during the course of 2023 and 2024. Similarly, on September 22, 2021, the European Commission published a package of proposed legislative reforms for amending the existing regulatory framework. The European Council published its agreed position on the European Commission’s proposed reforms in June 2022, which it will negotiate with the European Parliament and European Commission. The full extent of the E.U.’s changes to Solvency II will only be known once the full package of legislative reforms is finalized.

More generally, the cost of doing business in the U.K., and from the U.K. into other jurisdictions, will likely increase as a result of Brexit, and may include additional capital requirements, including as a result of new or additional laws and regulations across a wide variety of areas potentially including, but not limited to, employment laws, data privacy laws, taxation laws and the terms of commercial activities between the U.K. and the E.U. In addition, due to the potential for less inter-country cooperation between the U.K. and the E.U., both jurisdictions may be facing a less liberal trading regime in the future which could take the form of tariffs or other protectionist measures. It is also unclear how effectively supervisory bodies and regulators from these jurisdictions will continue to cooperate and share information.

Bermuda, E.U. and U.K. insurance statutes and the regulations and policies of the BMA, the CBI, the PRA and the FCA may require FIBL, FIID and FUL to, among other things:

•	maintain a minimum level of capital, surplus and liquidity;

•	satisfy solvency standards;

•	obtain prior approval of ownership and transfer of shares;

•	maintain a principal office and appoint and maintain a principal representative in Bermuda (for FIBL), the

•	Republic of Ireland (for FIID) and the U.K. (for FUL), respectively;

•	maintain a head office; and

•

comply with legal and regulatory restrictions with respect to their ability to pay dividends and make capital distributions upon which the Group is reliant to provide cash flow required for debt service and dividends to FIHL’s shareholders.

These statutes, regulations and policies may affect the Group’s ability to write insurance and reinsurance policies, to distribute funds around the Group and to shareholders, and to pursue its investment strategy.

The Group does not presently intend that it will create a physical presence in any jurisdiction in the U.S. The Group is not licensed to write insurance on an admitted basis in any state in the U.S. but, as an alien insurer and

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certified reinsurer, FIBL and FUL are eligible to write surplus lines business. However, there can be no assurance that insurance regulators in the U.S. or elsewhere will not review the activities of the Group or related companies or its agents and assert that the Group is subject to such jurisdiction’s licensing requirements. If any such assertion is successful and the Group is required to obtain a license, it may be subject to taxation in such jurisdiction. In addition, the Group is subject to indirect regulatory requirements imposed by jurisdictions that may limit its ability to provide insurance or reinsurance. For example, the Group’s ability to write insurance may be subject, in certain cases, to arrangements satisfactory to applicable regulatory bodies. Proposed legislation and regulations may have the effect of imposing additional requirements upon, or restricting the market for, alien insurers or reinsurers with whom U.S. companies place business.

Bermuda, E.U. and U.K. insurance statutes and regulations applicable to the Group may be different in scope from those that would be applicable if FIBL, FUL and/or FIID were licensed in and governed by the laws of any state in the U.S. In the past, there have been U.S. Congressional and other initiatives in the U.S. regarding proposals to supervise and regulate insurers domiciled outside the U.S. If in the future the Group becomes increasingly subject to any insurance laws of the U.S. or any state thereof or of any other jurisdiction, the Group cannot be certain that it would be in compliance with those laws or that coming into compliance with those laws would not have a significant and negative effect on its business. The process of obtaining licenses in the U.S. and elsewhere is time-consuming and costly, and FIBL, FUL or FIID may not be able to become licensed in a jurisdiction other than Bermuda, the Republic of Ireland or the U.K. should they choose to do so. The modification of the conduct of the Group’s business resulting from FIBL, FUL or FIID becoming licensed in certain jurisdictions could significantly and negatively affect its business. In addition, the Group’s inability to comply with insurance and reinsurance statutes and regulations could significantly and adversely affect its business by limiting its ability to conduct business as well as subjecting the Group to penalties and fines and having adverse reputational consequences for the Group.

The increased level of regulatory scrutiny in respect of material outsourcing arrangements in Bermuda, the E.U. and the U.K. could have a material adverse effect on the operating costs of the Group’s business and could increase the risk of disruption to the Group’s operations due to regulatory intervention.

The Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement will be regarded as “material outsourcing agreements” or “outsourcing of critical or important operational functions or activities” under the laws and regulation in each of the United Kingdom and the European Union. See “Certain Regulatory Considerations” for further information on material outsourcing agreements and outsourcing of critical or important operational functions or activities. Accordingly, the Group may incur additional operating costs in establishing the systems and controls required to appropriately oversee and monitor the effective performance of these agreements by Fidelis MGU.

For example, on February 6, 2020, EIOPA issued guidelines on outsourcing to cloud service providers which applied from January 1, 2021 to all cloud outsourcing arrangements entered into or amended on or after that date. Existing cloud outsourcing arrangements relating to critical or important operational functions or activities have also been reviewed and amended to ensure compliance with the guidelines by December 31, 2022. These guidelines could potentially apply to use of the Group’s information technology or application systems and infrastructure by Group companies in the EEA. This and any future regulatory developments in relation to cloud outsourcing may result in additional operating costs.

In addition, pursuant to the Insurance Act, FIBL shall not take any steps to effect a material change, including (i) outsourcing all or substantially all of its actuarial, risk management, compliance or internal audit functions, (ii) outsourcing all or a material part of its underwriting activity, and (iii) outsourcing of an officer role, unless it has first served notice on the BMA that it intends to effect such a material change and before the end of 30 days, either the BMA has notified FIBL in writing that it has no objection to such change or that the period has elapsed without the BMA having issued a notice of objection. There is a risk that the BMA may not grant its no-objection to certain new or material changes to the existing outsourcing arrangements that FIBL may

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propose in the future, including in relation to Framework Agreement, the Delegated Underwriting Authority Agreements or the Inter-Group Services Agreement.

Further, there has been an increased level of regulatory scrutiny of material outsourcing agreements in each jurisdiction generally, which could result in a greater risk of regulatory intervention in respect of these agreements. Such regulatory intervention may include the regulators’ use of their investigative powers (such as requiring reports to be prepared by senior individuals), the exercise of audit rights against any Group company or Fidelis MGU or requests for documents and information relating to the performance of the agreements.

These regulatory interventions could be disruptive for the Group’s business operations, and may result in the Group being required to make further changes to its systems and controls, such as increased reporting to company boards, improving data storage facilities and implementing additional oversight of Fidelis MGU. It is possible that, as a corollary, the Group will incur increased operational costs. The Group could also experience an adverse effect on its business if the regulatory interventions impede the effective operation of the Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement.

Changes to the regulatory systems or loss of authorizations, permits or licenses under which the Group operates or breach of regulatory requirements by the Group could have a material adverse effect on its business.

FIHL and FIBL (both incorporated in Bermuda), FUL (incorporated in England and Wales) and FIID (incorporated in the Republic of Ireland) may be subject to changes of law or regulation in these jurisdictions which may have an adverse impact on their operations, including the imposition of tax liabilities or increased regulatory supervision. The Group is also exposed to changes in accounting standards, some of which may be significant. In addition, FIHL, FIBL, FUL and FIID will be exposed to changes in the political environment in Bermuda, the E.U., the Republic of Ireland and the U.K. The Bermuda insurance and reinsurance regulatory framework has recently become subject to increased scrutiny in many jurisdictions, including in Europe and the U.S. and in various states within the U.S.

The Group’s ability to conduct insurance and reinsurance business in different countries generally requires the holding and maintenance of certain licenses, permissions or authorizations, and compliance with rules and regulations promulgated from time to time in these jurisdictions. A principal exception to this is with respect to cross border reinsurance in the U.S. and other countries.

The Group is not licensed to write insurance on an admitted basis in any state in the U.S. but, as an alien insurer and certified reinsurer, FIBL and FUL are eligible to write surplus lines business in all 50 U.S. states, the District of Columbia and other U.S. jurisdictions based on its listing in the Quarterly Listing of Alien Insurers of the International Insurers Department (“IID”) of the National Association of Insurance Commissioners (“NAIC”). Pursuant to IID requirements, the Group established a U.S. surplus lines trust fund with a U.S. bank to secure U.S. surplus lines policies. The Group accepts business only through U.S. licensed surplus lines brokers and does not market directly to the public. Failure to maintain its IID listing could have a material adverse effect on the Group’s ability to write surplus and excess lines of business in the U.S. For reinsurance there are currently no U.S. licenses required, although the Group operates outside the U.S. and is, in common with other non-U.S. reinsurers, required from time to time to post letters of credit or establish other security in order to enable U.S. cedants to take financial statement credit for liabilities ceded to members of the Group. See “Certain Regulatory Considerations—United States Insurance Regulation—FIBL’s and FUL’s U.S. Operations” for a more detailed discussion of the regulatory environment in which FIBL and FUL write surplus business lines in the U.S.

A failure to comply with rules and regulations in a jurisdiction could lead to disciplinary action, the imposition of fines or the revocation of the license, permission or authorization necessary to conduct the Group’s business in that jurisdiction, which could have a material adverse effect on the continued conduct of business and also adverse reputational consequences for the Group.

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It is possible that insurance regulators in the U.S. or elsewhere may review the activities of FIHL, FIBL, FUL and FIID and assert that they are subject to such jurisdiction’s licensing requirements and require that FIHL, FIBL, FUL and/or FIID comply with additional regulatory obligations. Having to meet such requirements, however, could have a material adverse effect on the results of operations of the Group, FIBL, FUL and/or FIID. Alternatively, or in addition, any necessary changes to operations could subject FIHL, FIBL, FUL and/or FIID to taxation in the U.S. or elsewhere.

In recent years, regulation of the insurance and reinsurance industry in the U.S., the U.K., Bermuda, the E.U. and other markets in which the Group operates has been subject to significant review. These reviews have led to changes in certain legal and regulatory provisions which govern the operations of the Group, and it can be expected that further reviews and changes to applicable laws and regulations will occur in the future. The Group cannot predict the effect that any proposed or future law or regulation may have on the financial condition or results of operations of the Group. Changes in applicable laws or regulations or in their interpretation or enforcement could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

In particular, changes in regulatory capital requirements in the U.S., the U.K., the E.U. or Bermuda may impact upon the level of capital reserves required to be maintained by individual Group entities or by the Group as a whole.

The Group may be subject to greater regulatory risk than that to which the Group is currently exposed.

In each of the jurisdictions in which the Group operates and in which the Group will operate, it has to comply with laws and regulations applicable to regulated (re)insurers. Each aspect of the regulatory environment in which the Group operates and in which the Group will operate is subject to change, which may be retrospective. Complying, or failing to comply, with existing and new regulations could result in additional costs for the Group, which could have an adverse effect (including to a material extent) on the financial condition or results of operations of the Group.

Data protection failures could disrupt the Group’s business, damage its reputation and cause losses.

Since May 25, 2018, the European General Data Protection Regulation (the “E.U. GDPR”) has been directly applicable in all E.U. member states. The U.K.’s General Data Protection Regulation and Data Protection Act 2018 (collectively, the “U.K. GDPR”) is the retained E.U. law version of E.U. GDPR (the U.K. GDPR and the E.U. GDPR collectively, the “GDPR”). The Group is subject to the GDPR when offering goods and services to E.U. and/or U.K.-based data subjects, as applicable (regardless of whether through Group companies in the E.U. and/or the U.K.). The GDPR imposes comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of data relating to an identifiable living individual or “personal data,” as applicable, including: the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be “forgotten” and rights to data portability; the principle of accountability; and the obligation to make public notification of significant data breaches. The GDPR also retains and adds to existing requirements, including restrictions on transfers of personal data outside of the EEA/U.K., as applicable, and the requirement to include specific data protection provisions in agreements with data processors.

The GDPR also regulates cross-border transfers of personal data out of the EEA and the U.K. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States. On July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the E.U.-U.S. Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA (and the U.K.) to relevant self-certified U.S. entities. The CJEU further noted that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. Subsequent European court and regulator decisions have taken a restrictive approach to international data transfers. As the enforcement landscape further develops, and supervisory authorities issue further guidance on—and revised standard contractual clauses for—international data transfers, we could suffer additional costs,

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complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes which could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

We are also subject to evolving E.U. and U.K. privacy laws on cookies, tracking technologies and e-marketing. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies. In the E.U. and U.K., informed consent is required for the placement of certain cookies or similar tracking technologies on an individual’s device and for direct electronic marketing. Consent is tightly defined and includes a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities. In light of the complex and evolving nature of E.U., E.U. member state and U.K. privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/ change our use of such technologies, as well as civil claims including class actions, and reputational damage.

Since we are under the supervision of relevant data protection authorities in both the EEA and the U.K., we may be fined under both the E.U. GDPR and U.K. GDPR for the same breach. Penalties for certain breaches are up to the greater of EUR 20 million/ GBP 17.5 million or 4% of our global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices for a compulsory audit and/or civil claims (including class actions).

Bermuda introduced the Personal Information Protection Act 2016 (“PIPA”) in 2016 to regulate and protect the use of personal information. PIPA applies to any organization (meaning any individual, entity or public authority) that uses personal information in Bermuda where that personal information is used by automated or other means which form, or are intended to form, part of a structured filing system. Under PIPA “personal information” means any information about an identified or identifiable individual (meaning a natural person), and “use” is broadly defined to include carrying out any operation on or possessing personal information.

Only certain limited sections of PIPA came into force in 2016, and at present the only operative sections relate to interpretations, citation and commencement and certain provisions in respect of the establishment and operation of the Privacy Commissioner’s Office. The principal sections of PIPA, which include: conditions for use and consent to use of personal information, obligations on organizations that use personal information, data transfer and protection obligations and access, rectification and erasure rights for individuals, are not yet in force. The references to PIPA provisions below are provisions which are not yet in force. It is anticipated that such provisions will phase into operation in the near future, and to the extent that the Group uses or holds individuals’ personal information in Bermuda, the Group will need to comply with such in force PIPA provisions.

In general, an organization must adopt suitable measures and policies to give effect to its obligations and to the rights of individuals set out in PIPA, and may only use an individual’s personal information where one or more of the prescribed conditions for use is met. Organizations must designate a privacy officer, and must provide individuals with a clear and easily accessible statement about its personal information practices and policies, which must include: the fact that personal information is being used; the purposes for which personal information is or might be used; the identity and types of individuals or organizations to whom personal information might be disclosed; the identity and location of the organization, including information on how to contact it about its handling of personal information; the name of the privacy officer; and the choices and means the organization provides to an individual for limiting the use of, and for accessing, rectifying, blocking, erasing and destroying, their personal information.

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Personal information held by an organization must be adequate, relevant and not excessive in relation to the purposes for which it is used, and must be accurate and kept up to date to the extent necessary for its use. An organization must protect personal information that it holds with appropriate and proportional safeguards against risk, including loss; unauthorized access, destruction, use, modification or disclosure; or any other misuse.

Where an organization engages (by contract or otherwise) the services of a third party in connection with the use of personal information, including transfers to overseas third parties, the organization remains responsible at all times for ensuring compliance with PIPA.

Oversight and enforcement of PIPA is the responsibility of Bermuda’s Privacy Commissioner. The Privacy Commissioner has certain investigatory, order making and enforcement powers, including issuing formal warnings, public admonishment or disclosure for prosecution for offenses under PIPA, including corporate offenses committed with the consent or connivance of corporate officers, which could result in a fine or imprisonment.

Other than the above, continuing regulatory developments in the national laws and regulations of individual E.U. member states, the U.K. and Bermuda in relation to the processing of personal data, has increased and may continue to increase the Group’s compliance obligations and has necessitated and may continue to necessitate the review and implementation of updated policies and processes relating to the Group’s collection and use of personal data. Any further and/or ongoing increase in compliance obligations could also lead to increased compliance costs, which may have an adverse impact on the Group’s business, prospects, financial condition or results of operations.

If any person, including any of the Group’s employees or those with whom the Group shares personal data, negligently disregards or intentionally breaches the Group’s established controls with respect to personal data that the Group holds, the Group could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions. In addition, a data breach could result in negative publicity, which could damage the Group’s reputation and have an adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group is required to comply with the applicable economic and trade sanctions laws and regulations. The Group’s failure to comply with these laws and regulations would have an adverse effect on our business, financial condition and results of operations.

The Group is required to comply with all applicable economic and trade sanctions laws and regulations. Various governmental authorities with jurisdiction over the Group’s activities maintain economic and trade sanctions laws and regulations, which restrict the Group’s ability to conduct transactions and dealings with certain countries, territories, persons and entities. While the Group maintains policies and procedures designed to maintain compliance with economic and trade sanctions, the Group cannot guarantee that the policies and procedures will be effective in preventing violations or allegations of violations. Violations, or allegations of violations, could result in civil and criminal penalties, including fines for the Group or incarceration for responsible employees and managers, as well as negative publicity or reputational harm.

Risks Relating to Taxation—U.S. Tax Risks

For purposes of this discussion, the term “U.S. Person” means: (i) an individual citizen or resident of the U.S., (ii) a partnership or corporation, created in or organized under the laws of the U.S., or organized under the laws of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (x) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust, or (y) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Person for U.S. federal income tax purposes or (z) any other person or entity that is treated for U.S.

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federal income tax purposes as if it were one of the foregoing. For purposes of this discussion, the term “U.S. Holder” means a U.S. Person other than a partnership, who beneficially owns Common Shares.

U.S. Tax Reform

The Tax Cuts and Jobs Act (the “2017 Act”) was passed by the U.S. Congress and signed into law on December 22, 2017, with certain provisions intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the U.S., but have certain U.S. connections, and U.S. Persons (as defined below) investing in such companies. Among other things, the 2017 Act revised the rules applicable to passive foreign investment companies (“PFICs”) and controlled foreign corporations (“CFCs”) in ways that could affect the timing or amount of U.S. federal income taxes imposed on certain investors that are U.S. Persons. Further, it is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on the Group, the Group’s operations or U.S. Holders. Additionally, tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC or a PFIC or has related person insurance income (“RPII”) are subject to change, possibly on a retroactive basis. The Treasury Department recently issued final and proposed regulations intended to clarify the application of the insurance income exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs, and recently issued proposed regulations that would expand the scope of the RPII rules. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming as well. FIHL cannot be certain if, when, or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

FIHL and/or its non-U.S. subsidiaries may be subject to U.S. federal income taxation.

A non-U.S. corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. federal income tax as described below, unless entitled to the benefits of an applicable tax treaty. Whether a trade or business is being conducted in the U.S. is an inherently factual determination. As the Internal Revenue Code of 1986, as amended (the “Code”), regulations and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the U.S., the Group cannot be certain that the Internal Revenue Service (“IRS”) will not contend successfully that FIHL and/or its non-U.S. subsidiaries are or will be engaged in a trade or business in the U.S. A non-U.S. corporation deemed to be so engaged would be subject to U.S. income tax at regular corporate rates on the portion of its income that is treated as effectively connected with the conduct of that U.S. trade or business (“ECI”), as well as the branch profits tax on its dividend equivalent amount (generally, the ECI (with certain adjustments) deemed withdrawn from the U.S.), unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty. Any such U.S. federal income taxation could result in substantial tax liabilities and could have a material adverse effect on the results of operation of FIHL and its non-U.S. subsidiaries.

Non-U.S. corporations not engaged in a trade or business in the U.S. are nonetheless subject to U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the U.S. (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties.

The U.S. also imposes an excise tax on insurance and reinsurance premiums (“FET”) paid to non-U.S. insurers or reinsurers that are not eligible for the benefits of a U.S. income tax treaty that provides for an exemption from the FET with respect to risks (i) of a U.S. entity or individual, located wholly or partially within the U.S. and (ii) of a non-U.S. entity or individual engaged in a trade or business in the U.S., located within the U.S. The rates of tax are 4% for property casualty insurance premiums and 1% for reinsurance premiums.

U.S. Holders will be subject to adverse tax consequences if FIHL is considered a PFIC for U.S. federal income tax purposes.

In general, a non-U.S. corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive income” (the “75% test”) or (ii) 50% or more of its assets produce (or are held for the

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production of) passive income (the “50% test”). If FIHL were characterized as a PFIC during a given year, each U.S. Holder would be subject to a penalty tax at the time of the taxable disposition at a gain of, or receipt of, an “excess distribution” with respect to, their shares, unless such person is a 10% U.S. Shareholder (as defined below) subject to tax under the CFC rules or such person made a “qualified electing fund” (“QEF”) election or, if the Common Shares are treated as “marketable stock” in such year, such person made a mark-to-market election. In addition, if FIHL were considered a PFIC, upon the death of any U.S. individual owning shares such individual’s heirs or estate would not be entitled to a “step-up” in the basis of the shares that might otherwise be available under U.S. federal income tax laws. In addition, a distribution paid by FIHL to U.S. Holders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income if FIHL were considered a PFIC in the taxable year in which such dividend is paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the filing of an IRS Form 8621.

For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income derived in the active conduct of an insurance business by a qualifying insurance corporation is not treated as passive income (the “insurance income exception”). The PFIC provisions also contain a look-through rule under which a foreign corporation will be treated, for purposes of determining whether it is a PFIC, as if it “received directly its proportionate share of the income…” and as if it “held its proportionate share of the assets…” of any other corporation in which it owns at least 25% of the value of the stock (the “look-through rule”). Under the look-through rule, FIHL should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its non-U.S. insurance subsidiaries for purposes of the 75% test and the 50% test. However, the 2017 Act limits the insurance income exception to a non-U.S. insurance company that is a qualifying insurance corporation that would be taxable as an insurance company if it were a U.S. corporation and maintains insurance liabilities of more than 25% of such company’s assets for a taxable year (the “25% Test”) (or maintains insurance liabilities that at least equal or exceed 10% of its assets, is predominantly engaged in an insurance business and satisfies a facts-and-circumstances test that requires a showing that the failure to exceed the 25% threshold is due to runoff-related or rating-related circumstances (the “10% Test,” together with the 25% Test, the “Reserve Test”)). The Group believes that FIBL has met this Reserve Test and will continue to do so in the foreseeable future, in which case FIHL would not be expected to be a PFIC, although no assurance may be given that FIBL will satisfy the Reserve Test in future years.

Further, the Treasury Department recently issued final and proposed regulations intended to clarify the application of the insurance income exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs, including the application of the look-through rule, the treatment of income and assets of certain U.S. insurance subsidiaries for purposes of the look-through rule and the extension of the look-through rule to 25%-or-more-owned partnerships (the “2020 Regulations”). The 2020 Regulations define insurance liabilities for purposes of the Reserve Test, and tighten the Reserve Test as well as place a statutory cap on insurance liabilities, and provide guidance on the runoff-related and rating-related circumstances for purposes of the 10% Test. The 2020 Regulations, which set forth in proposed form certain requirements that must be met to satisfy the “active conduct of an insurance business” test, also propose that a non-U.S. insurer with no or a nominal number of employees that relies exclusively or almost exclusively upon independent contractors (other than related entities) to perform its core functions will not be treated as engaged in the active conduct of an insurance business. Further, for purposes of applying the 10% Test, the 2020 Regulations: (i) generally limit the rating-related circumstances exception to a non-U.S. corporation: (a) if more than half of such corporation’s net written premiums for the applicable period are derived from insuring catastrophic risk, or (b) providing certain other insurance coverage that the Group is not expected to engage in, and (ii) reduce a corporation’s insurance liabilities by the amount of any reinsurance recoverable relating to such liability. The Group believes that, based on the implementation of its business plan and the application of the look-through rule and the exceptions set out under Section 1297 of the Code, none of the income and assets of FIBL should be treated as passive pursuant to the 10% Test, and thus FIHL should not be characterized as a PFIC under current law for the current taxable year or for foreseeable future years to the extent a shareholder makes an

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election to apply the 10% Test, but because of the legal uncertainties as well as factual uncertainties with respect to the Group’s planned operations, there is a risk that FIHL will be characterized as a PFIC for U.S. federal income tax purposes. In addition, because of the legal uncertainties relating to how the 2020 Regulations will be interpreted and the form in which the proposed 2020 Regulations may be finalized, no assurance can be given that FIHL will not qualify as a PFIC under final IRS guidance or any future regulatory proposal or interpretation that may be subsequently introduced and promulgated. If FIHL is considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. Prospective investors should consult their tax advisors as to the effects of the PFIC rules.

As noted above, the 10% Test will only apply if a U.S. Holder makes a valid election. A U.S. Holder seeking to elect the application of the 10% Test FIBL may do so if the Group provides the holder with, or otherwise makes publicly available, a statement or other disclosure that FIBL meet the requirements of the 10% Test (and contains certain other relevant information). The Group intends to either provide each U.S. investor with such a statement or otherwise make such a statement publicly available. A U.S. Holder may generally make an election to apply the 10% Test by completing a Form 8621 and attaching it to its original or amended U.S. federal income tax return for the taxable year to which the election relates. Investors owning a de minimis amount of FIHL stock may be deemed to have made the election automatically. U.S. Holders are urged to consult their tax advisors regarding electing to apply the 10% Test to FIBL.

U.S. Holders are also urged to consult with their tax advisors and to consider making a “protective” QEF election with respect to FIHL and each of FIHL’s non-U.S. subsidiaries to preserve the possibility of making a retroactive QEF election. If the Group determines that FIHL is a PFIC, the Group intends to use commercially reasonable efforts to provide the information necessary to make a QEF election for FIHL and each non-U.S. subsidiary of FIHL that is a PFIC. A U.S. Person that makes a QEF election with respect to a PFIC is currently taxable on its pro rata share of the ordinary earnings and net capital gain of such company during the years it is a PFIC (at ordinary income and capital gain rates, respectively), regardless of whether or not distributions were received. In addition, any of the PFIC’s losses for a taxable year will not be available to U.S. Persons and may not be carried back or forward in computing the PFIC’s ordinary earnings and net capital gain in other taxable years. U.S. Holders are also urged to consult with their tax advisors regarding the availability and consequences of making a mark-to-market election with respect to FIHL, although there can be no assurance that such election will be available, and such election likely would not be available for any subsidiary of FIHL also treated as a PFIC. In general, if a U.S. Holder were to make a timely and effective mark-to-market election, such holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s Common Shares at the end of the taxable year over its adjusted basis in the Common Shares. Any gain recognized by such holder on the sale or other disposition of the Common Shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. U.S. Holders considering a mark-to-market election for FIHL should consult with their tax advisors regarding making a QEF election for any non-U.S. subsidiary of FIHL treated as a PFIC.

U.S. Holders of 10% or more of FIHL’s Common Shares may be subject to U.S. income taxation under the CFC rules.

Each 10% U.S. Shareholder of a non-U.S. corporation that is a CFC during a taxable year and that owns shares in the CFC, directly or indirectly through non-U.S. entities, on the last day of the non-U.S. corporation’s taxable year that the non-U.S. corporation is a CFC, generally must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” and global intangible low taxed income (“GILTI”) even if the subpart F income or GILTI is not distributed. A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of Section 958(b) of the Code (i.e., “constructively”)) more than 50% of the total combined voting power of all classes of stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation. For purposes of taking into account insurance income, which is a category

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of subpart F income, a CFC also includes a non-U.S. corporation that earns insurance income in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of all stock is owned by 10% U.S. Shareholders on any day of the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. A “10% U.S. Shareholder” is a U.S. Person who owns (directly, indirectly through non-U.S. entities or constructively) at least 10% of the total combined voting power or value of all classes of stock of the non-U.S. corporation.

FIHL believes that because of the anticipated dispersion of ownership of FIHL’s Common Shares no U.S. Holder of FIHL should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power or value of FIHL. However, because FIHL’s Common Shares may not be as widely dispersed as the Group believes due to, for example, the application of certain ownership attribution rules, no assurance may be given that a U.S. Person who owns directly, indirectly or constructively, FIHL’s Common Shares will not be characterized as a 10% U.S. Shareholder, in which case such U.S. Person may be subject to taxation under the CFC rules.

U.S. Persons who own or are treated as owning Common Shares may be subject to U.S. income taxation at ordinary income rates on their proportionate share of the Group’s RPII.

If (i) a non-U.S. subsidiary of FIHL is 25% or more owned (by vote or value) directly, indirectly through non-U.S. entities or constructively by U.S. Persons that hold shares of FIHL directly or indirectly through foreign entities, (ii) the RPII (determined on a gross basis) of the non-U.S. subsidiary were to equal or exceed 20% of the non-U.S. subsidiary’s gross insurance income in any taxable year and (iii) direct or indirect insureds (and persons related to those insureds) own directly or indirectly through entities 20% or more of the voting power or value of the non-U.S. subsidiary, then a U.S. Person who owns any shares of the non-U.S. subsidiary (directly or indirectly through non-U.S. entities, including by holding Common Shares) on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes such person’s pro rata share of the non-U.S. subsidiaries’ RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to U.S. Persons at that date regardless of whether such income is distributed, in which case the U.S. Person’s investment could be materially adversely affected. Generally, RPII is any “insurance income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is an “RPII shareholder” (as defined below) or a related person to such RPII shareholder. The amount of RPII earned by the non-U.S. subsidiary (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any RPII shareholder or any person related to such RPII shareholder) will depend on a number of factors, including the identity of persons directly or indirectly insured or reinsured by the non-U.S. subsidiary. FIHL believes that the direct or indirect insureds of its non-U.S. subsidiaries (and related persons), whether or not U.S. Persons, should not directly or indirectly own 20% or more of either the voting power or value of the shares of FIHL or other non-U.S. subsidiaries immediately after the consummation of this offering and FIHL does not expect this to be the case in the foreseeable future (the “20% Ownership Exception”). Additionally, FIHL does not expect the gross RPII of any non-U.S. subsidiary to equal or exceed 20% of its gross insurance income in any taxable year for the foreseeable future (the “20% Gross Income Exception”), but cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond the Group’s control. Further, recently proposed regulations could, if finalized in their current form, substantially expand the definition of RPII to include insurance income of FIHL’s non-U.S. subsidiaries with respect to certain affiliate reinsurance transactions. If these proposed regulations are finalized in their current form, it could limit the Group’s ability to execute affiliate reinsurance transactions that would otherwise be undertaken for non-tax business reasons in the future and could increase the risk that the 20% Gross Income Exception would not be met for one or more of FIHL’s non-U.S. subsidiaries in a particular taxable year, which could result in such RPII being taxable to U.S. Persons that own or are treated as owning Common Shares. Prospective investors are urged to consult their tax advisors with respect to these rules.

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U.S. tax-exempt organizations that own Common Shares may recognize unrelated business taxable income.

Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includable in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code.

U.S. Holders who dispose of shares may be subject to U.S. federal income taxation at the rates applicable to dividends on a portion of such disposition.

Subject to the discussion above relating to the potential application of PFIC rules, Code 1248 may apply to a disposition of Common Shares. Code Section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). FIHL believes that because of the anticipated dispersion of ownership of FIHL’s Common Shares and provisions in its organizational documents that are intended to limit voting power in certain circumstances, no U.S. Holder of the Common Shares should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of FIHL; to the extent this is the case, the application of Code Section 1248 under the regular CFC rules should not apply to dispositions of the Common Shares. However, because the Common Shares may not be as widely dispersed as FIHL believes due to, for example, the application of certain ownership attribution rules, and the provisions in FIHL’s organizational documents described above have not been tested, no assurance may be given that a U.S. Holder will not be characterized as owning, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of FIHL, in which case such U.S. Holder may be subject to Code Section 1248 rules.

Additionally, Code Section 1248, in conjunction with the RPII rules, also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder owns, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of such non-U.S. corporation or the 20% Gross Income Exception or 20% Ownership Exception applies. Existing proposed regulations do not address whether Code Section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that would be treated as a CFC for RPII purposes. FIHL believes, however, that this application of Code Section 1248 under the RPII rules should not apply to dispositions of Common Shares because FIHL will not be directly engaged in the insurance business. FIHL cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of Common Shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of Common Shares.

Dividends from FIHL may not satisfy the requirements for “qualified dividend income,” and therefore may not be eligible for the reduced rates of U.S. federal income tax applicable to such income.

Non-corporate U.S. Holders, including individuals, generally will be subject to U.S. federal income taxation at a current maximum rate of 37% (not including the Medicare contribution tax) upon their receipt of dividend income from FIHL unless such dividends constitute “qualified dividend income” (as defined in the Code) (“QDI”). QDI received by non-corporate U.S. Holders meeting certain holding requirements from domestic corporations or “qualified foreign corporations” is subject to tax at long-term capital gains rates (up to a maximum of 20%, not including the Medicare contribution tax). Dividends paid by FIHL generally may constitute QDI if (i) FIHL is able to claim benefits under the income tax treaty between the U.S. and the U.K. (the “U.K. Tax Treaty”) or the Common Shares are readily tradable on an established securities market in the

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U.S., and (ii) FIHL is not treated as a PFIC for the taxable year such dividends are paid and the preceding taxable year. Under current U.S. Treasury Department guidance, the Common Shares would be treated as readily tradeable on an established securities market if they are listed on NYSE, as we intend the Common Shares to be after this offering. However, there can be no assurance that our Common Shares will continue to be listed on NYSE or that FIHL will not be treated as a PFIC for any taxable year.

Prospective investors are advised to consult their own tax advisors with respect to the application of these rules.

Information regarding a U.S. Holder’s identity may be reported to the relevant tax authority to ensure compliance with the U.S. Foreign Account Tax Compliance Act (“FATCA”) and similar regimes.

Under FATCA, the U.S. imposes a withholding tax of 30% on U.S.-source interest, dividends and certain other types of income which are received by a foreign financial institution (“FFI”), unless such FFI enters into an agreement with the IRS to obtain certain information as to the identity of the direct and indirect owners of accounts in such institution. Withholding on U.S.-source interest, dividends and certain other types of income applies currently, and proposed U.S. Treasury regulations provide that this withholding will not apply to gross proceeds.

Alternatively, a 30% withholding tax may be imposed on the above payments to certain passive non-financial foreign entities (“NFFE”) which do not (i) certify to each respective withholding agent that they have no “substantial U.S. owners” (i.e., a U.S. 10% direct or indirect shareholder), or (ii) provide such withholding agent with the certain information as to the identity of such substantial U.S. owners.

FIHL believes and intends to take the position that it will be an NFFE, and not an FFI, although no assurance can be given that the IRS would not assert, or that a court would not uphold, a different characterization of FIHL.

The U.K. has signed an intergovernmental agreement (“IGA”) with the U.S. (the “U.K. IGA”), and Bermuda has signed a Model 2 IGA with the U.S. (the “Bermuda IGA”) directing Bermuda FFIs to enter into agreements with the IRS to comply with FATCA. FIHL and FUL intend to comply with the U.K. IGA and Bermuda IGA and/or FATCA, as applicable, and FIBL intends to comply with the Bermuda IGA and/or FATCA, as applicable. Each of FIHL, FIBL and FUL will report all necessary information regarding substantial U.S. owners to the relevant authority. Any substantial U.S. owner will be required to use commercially reasonable best efforts to provide such identifying information, subject to reasonable confidentiality provisions that do not prohibit the disclosure of information reasonably required by FIHL, as is required to enable the company to comply. Shareholders who fail to provide such information could be subject to: (i) a forced sale of their Common Shares; or (ii) a redemption of their Common Shares. Should FIHL determine that it is an FFI, FIHL will report all necessary information regarding all U.S. Holders of the Common Shares.

Risks Relating to Taxation—U.K. Tax Risks

Any change in FIHL’s tax status or any change in U.K. tax laws could materially affect the Group’s business, prospects, financial condition or results of operations or ability to provide returns to shareholders.

FIHL is not incorporated in the U.K. but has filed returns for U.K. corporation tax on the basis that it is resident in the U.K. since August 2015. FIHL and the U.K.-incorporated companies within the Group are subject to U.K. tax in respect of their worldwide income and gains (subject to any applicable exemptions), which represent a material portion of the Group’s income and operations. Any change in FIHL’s tax status or any change in U.K. tax laws could materially affect the Group’s business, prospects, financial condition or results of operations or ability to provide returns to shareholders.

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FIBL may be subject to U.K. tax, in which case its results of operations could be materially adversely affected.

FIBL is not incorporated in the U.K. and, accordingly, should not be treated as being resident in the U.K. for corporation tax purposes unless its central management and control is exercised in the U.K. The concept of central management and control is indicative of the highest level of control of a company, which is wholly a question of fact. The directors of FIBL intend to manage its affairs so that it is not resident in the U.K. for U.K. tax purposes as a result of the central management and control of FIBL being outside of the U.K..

A company that is not resident in the U.K. for corporation tax purposes can nevertheless be subject to U.K. corporation tax if it carries on a trade through a permanent establishment in the U.K., but, in that situation, the charge to U.K. corporation tax is limited to profits (both revenue profits and capital gains) attributable directly or indirectly to such permanent establishment.

The directors of FIBL intend to operate FIBL in such a manner that FIBL does not carry on a trade through a permanent establishment in the U.K. Nevertheless, because neither case law nor U.K. statute provides a clear definition as to the activities that constitute trading in the U.K. through a permanent establishment, His Majesty’s Revenue and Customs (“HMRC”) might contend successfully that FIBL is trading in the U.K. through a permanent establishment in the U.K.

The U.K. has no comprehensive income tax treaty with Bermuda. There are circumstances in which companies that are neither resident in the U.K. nor entitled to the protection afforded by a double tax treaty between the U.K. and the jurisdiction in which they are resident may be exposed to income tax in the U.K. (other than by deduction or withholding) on the profits of a trade carried on in the U.K. even if that trade is not carried on through a permanent establishment. However, the directors of FIBL intend to operate FIBL in such a manner that FIBL will not fall within the charge to income tax in the U.K. (other than by deduction or withholding).

If FIBL were treated as being resident in the U.K. for U.K. corporation tax purposes, or as carrying on a trade in the U.K., the results of the Group’s operations could be materially adversely affected.

The U.K. diverted profits tax (“DPT”) may apply in a situation where (i) an entity carries on activity in the U.K. in connection with the business of a non-U.K. resident company in circumstances where that entity does not constitute a U.K. permanent establishment of the non-U.K. company, (ii) it is reasonable to assume that an entity’s activities are designed to ensure that the non-U.K. resident company does not carry on a trade in the U.K. and (iii) one of the main purposes of the arrangements is the avoidance of U.K. corporation tax. DPT is charged at a higher rate than U.K. corporation tax and will remain at a higher rate following the increase in line with the U.K. corporation tax rate on April 1, 2023. If it applies, the results of the Group’s operations could be materially adversely affected.

Although the DPT is a relatively new tax and the statute and HMRC guidance are largely untested in the U.K. courts, the Group is of the view that the DPT is not applicable to the Group and does not intend to notify HMRC of any liability to DPT for the current or any preceding years.

Risks Relating to Taxation—Irish Tax Risks

FIID may be treated as being resident for tax purposes in a jurisdiction other than Ireland, which could negatively impact the Group’s results of operations.

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Under Irish tax law, a company which is incorporated in Ireland is automatically resident for tax purposes in Ireland. The one exception is that an Irish-incorporated company will not be resident for tax purposes in Ireland if it is treated as resident for tax purposes in another jurisdiction under the terms of a double tax treaty which has the force of law.

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FIID is incorporated in Ireland. As a result, FIID is automatically resident for tax purposes in Ireland, unless it is treated as resident elsewhere under the terms of a double tax treaty. The directors of FIID carry on (and

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intend to continue to carry on) FIID’s business in a manner which ensures that it is resident for tax purposes solely in Ireland. For example, a majority of FIID’s directors are resident in Ireland and FIID’s board meetings are convened in Ireland, with a majority of such directors in physical attendance. Nevertheless, there can be no guarantee that another jurisdiction will not assert that FIID is tax-resident in their jurisdiction. If FIID were treated as being resident for tax purposes in another jurisdiction, its profits may be subject to comprehensive taxation in that other jurisdiction and the results of the Group’s operations could be materially adversely affected.

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FIID’s directors also carry on (and intend to continue to carry on) FIID’s business in a manner which ensures that it does not have a permanent establishment in any jurisdiction and its profits are only subject to tax in Ireland as a result. It is possible that non-Irish agents or brokers distributing insurance underwritten by FIID could create permanent establishments outside of Ireland if they were not considered agents who are independent of FIID from a legal and economic perspective. The treatment of any agents as dependent agents may result in the creation of permanent establishments outside of Ireland to which FIID must allocate profits for tax purposes, resulting in such profits being subject to comprehensive taxation in that other jurisdiction and the results of the Group’s operations being materially adversely affected.

Any adverse adjustment to Irish tax law or the Irish Revenue Commissioners’ interpretation of the scope of an Irish value-added tax (“VAT”) group may give rise to additional irrecoverable Irish VAT cost, which could negatively impact the Group’s results of operations.

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The VAT exemption applicable to insurance and reinsurance transactions, including related services performed by insurance brokers and insurance agents has been the subject of a number of decisions of the CJEU which may be interpreted as having clarified a narrower scope of such exemption so as to apply to the supply of core insurance services and to brokerage services whereby prospective insurance clients are introduced to the insurer. In addition, the application of VAT exemption to insurance and reinsurance transactions is currently the subject of a review by the European Commission which may result in material amendments to the application of VAT to such services. Therefore, to the extent that FIID relies on such exemptions, in particular for the receipt or supply of such related or ancillary services, there is a risk that the application and scope of such exemptions may be amended and this could potentially give rise to material additional irrecoverable VAT costs in the structure. However, in circumstances where any entity in the structure is deemed to be carrying out activities which are subject to VAT (rather than exempt from VAT), such entity should be entitled to deduct any attributable input VAT.

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In addition, at present FIID may rely upon the existence of an Irish VAT group to result in no Irish VAT arising on supplies received by FIID from establishments outside Ireland of other Irish VAT group members. The Irish Revenue Commissioners have confirmed their interpretation that when an entity joins an Irish VAT group, the entire entity is deemed to be part of the Irish VAT group, which includes overseas establishments. It should be noted that a recent decision of the CJEU suggests that overseas establishments cannot form part of a VAT group and that VAT groups are perhaps limited in effect to supplies between establishments of VAT group members within the E.U. member state of such VAT group. Were Irish law to be amended and/or the Irish Revenue Commissioners to change their interpretation of the scope of an Irish VAT group, services provided by overseas establishments of any members of FIID’s Irish VAT group to other parties in the VAT group may give rise to additional irrecoverable Irish VAT costs in the structure where no VAT exemption applies to such services.

Any adverse adjustment under the proposed Council Directive to prevent the misuse of shell entities for tax purposes could adversely impact the Group’s tax liability.

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On December 22, 2021, the European Commission published a proposal for a Council Directive to prevent the misuse of shell entities for tax purposes (“ATAD III”). The new ATAD III proposals are aimed at legal entities which have limited substance and economic activity in their jurisdictions of residence. Where the rules apply, the proposal is that such entities should be denied the benefit of double taxation agreements

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entered into between E.U. member states as well as certain E.U. tax directives, including the Parent Subsidiary Directive and Interest and Royalty Directive.

•

As currently drafted, the proposal contains exemptions for certain entities, including regulated insurance undertakings. There is no certainty that the proposal will be introduced in its current form. The proposal requires the unanimous approval of the E.U. Council before it is adopted. Until the proposal receives approval and a final directive is published, it is not possible to provide definitive guidance on the impact of the proposal on FIID’s Irish tax position (if any).

Risks Relating to Taxation—U.K. and Irish Tax Risks

Any adverse adjustment under the U.K. or Irish transfer pricing regimes, the anti-avoidance regime governing the transfer of corporate profits or the legislation governing the taxation of U.K. tax resident holding companies on the profits of their foreign subsidiaries could adversely impact the Group’s tax liability.

All intra-group services provided to or by FIHL or any of the U.K.-incorporated companies, including in particular the reinsurance arrangements between FIBL and FUL, FUL being a wholly owned subsidiary of the FIHL incorporated in England and Wales, are subject to the U.K. transfer pricing regime. In addition, the reinsurance arrangements between FIBL and FIID are subject to the Irish transfer pricing regime.

Consequently, if the reinsurance pursuant to these agreements (or any other intra-group services) is found not to be on arm’s-length terms and, as a result, a U.K. or Irish tax advantage is being obtained, an adjustment will be required to compute U.K. taxable profits for FUL, or to compute Irish taxable profits for FIID, as if the reinsurance or provision of marketing services were on arm’s-length terms.

Under section 1305A Corporation Tax Act 2009, where any payment between group companies is, in substance, a payment of all or a significant part of the profits of the business of the payer company, and the main purpose or one of the main purposes is to secure a tax advantage for any person, the payer’s profits are calculated for U.K. corporation tax purposes as if the profit transfer had not occurred. According to the Technical Note published by HMRC on March 19, 2014, where a company has entered into reinsurance arrangements within a group (for example quota share reinsurance) as part of ordinary commercial arrangements, this would not normally fall within the scope of this measure. This includes cases where the profitability of the ceding company is a factor taken into account in arriving at the premium to be paid.

DPT may apply in circumstances where (i) there is a transaction or series of transactions between a U.K. company and another related company, (ii) as a result of the transaction(s) there is a material reduction in the U.K. corporation tax liability of the U.K. company and (iii) it was reasonable to assume at the time of the transaction(s) that the financial benefits of the tax reduction would not be outweighed by the non-tax benefits.

Any transfer pricing adjustment, or the denial (in whole or in part) on any other basis, of a U.K. tax deduction for premiums paid pursuant to a reinsurance contract between companies in the Group, or the application of the DPT to the same, could adversely impact the Group’s U.K. corporation tax liability.

Under the U.K. CFC regime, the income profits of non-U.K. resident companies may in certain circumstances be attributed to controlling U.K.-resident shareholders for U.K. corporation tax purposes. The directors of each of the FIHL’S non-U.K. incorporated subsidiaries intend to operate those subsidiaries in such a manner that its profits are not taxed on FIHL under the CFC regime. Any change in the way in which each of the non-U.K. subsidiaries FIBL operates or any change in the CFC regime, resulting in an attribution of any of their income profits to FIHL for U.K. corporation tax purposes, could materially adversely affect the Group’s financial condition.

The financial results of the Group’s operations may be affected by measures taken in response to the OECD/G20 Two-Pillar Solution to address the tax challenges arising from the digitalization of the economy.

On October 5, 2015, the OECD released the final reports under its action plan on Base Erosion and Profit Shifting (“BEPS,” the action plan being the “BEPS Action Plan”). The actions contained in the BEPS Action

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Plan include a number of areas that could impact the Group, such as updated transfer pricing guidance and a broadened definition of “permanent establishment,” (both of which, to a certain extent, have been anticipated in the U.K. by the introduction of DPT), and new restrictions on interest deductions.

On October 8, 2021 the OECD/G20 Inclusive Framework on BEPS (the “IF”) issued a statement on the agreement of a two-pillar solution to address the tax challenges arising from the digitalization of the economy. This statement included the agreed components of the two pillars. Pillar One addresses the broader challenge of a digitalized economy and focuses on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than historical “permanent establishment” concepts. Pillar One includes explicit exclusions for Regulated Financial Services (as defined therein), so is not expected to have a material impact on insurance and reinsurance groups. Pillar Two addresses the remaining BEPS risk of profit shifting to entities in low-tax jurisdictions by introducing a global minimum tax on large groups (groups with consolidated revenues in excess of €750 million), which would require large groups to calculate the effective tax rate of each group company operating in a relevant jurisdiction and, where a group company has an effective tax rate below 15%, pay an additional top-up tax. In December 2021, the OECD issued Pillar Two model rules for domestic implementation of the global minimum tax and shortly thereafter the European Commission proposed a Directive to implement the Pillar Two rules into E.U. law, which was unanimously agreed in December 2022 and will require E.U. member states to transpose the rules into their national laws by December 31, 2023, with certain measures initially coming into effect from January 1, 2024. The proposals, in particular in relation to Pillar Two, are broad in scope and FIHL is unable to determine at this time whether they would have a material adverse impact on its operations and results or those of any of its subsidiaries.

The U.K. and Ireland are currently legislating for the proposals set out in the IF statement with respect to the two-pillar solution and the final implemented legislation (and any further changes in U.K. or Irish tax law in response to the OECD’s initiatives described above) could materially adversely affect the Group’s liability to tax.

Risks Relating to Taxation—Bermuda Tax Risks

FIHL and FIBL may become subject to taxes in Bermuda, which could negatively impact the Group’s results of operations.

FIHL and FIBL may become subject to taxes on capital gains and/or income in Bermuda after March 31, 2035, which may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. The Bermuda Minister of Finance (the “Minister”), under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, has given FIHL and FIBL an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to FIHL and/or FIBL and/or any of their respective operations, shares, debentures or other obligations until March 31, 2035 except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable to FIHL or FIBL in respect of real property owned or leased by FIHL or FIBL in Bermuda. It cannot be certain that FIHL and FIBL will not be subject to any Bermuda tax after March 31, 2035.

The OECD’s review of harmful tax competition could adversely affect the Group’s tax status in Bermuda and elsewhere.

The OECD has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes around the world. Following a review in November 2021 by the OECD of Bermuda’s economic substance compliance, Bermuda was placed on the OECD’s “grey list.” Bermuda has already addressed the recommendations in practice and formalized these practices by April 2022. Following a formal review in October 2022, Bermuda was removed from the OECD’s grey list. However, the Group is not able to predict whether any changes will be made to this classification or whether any such changes will be subject to additional taxes.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The introduction of economic substance requirements in Bermuda required by the E.U. could adversely affect the Group.

During 2017, the E.U. Economic and Financial Affairs Council (the “ECOFIN”) released a list of non-cooperative jurisdictions for tax purposes. The stated aim of this list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. In an effort to remain off this list, Bermuda committed to address concerns relating to economic substance by December 31, 2018. In accordance with that commitment, Bermuda has enacted the Economic Substance Act 2018 (the “ES Act”). Pursuant to the ES Act, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. Any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the E.U. of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or may be struck off as a registered entity in Bermuda.

On July 19, 2019, the OECD’s Forum on Harmful Tax Practices formally reported its approval of Bermuda’s economic substance legislative framework. As the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to predict the nature and effect of these requirements on the Group’s business. The new economic substance requirements may impact the manner in which the Group operates, which could adversely affect the Group’s business, prospects, financial condition or results of operations.

Risks Relating to the Common Shares and this Offering

FIHL’s ability to pay dividends may be constrained by the Group’s structure, limitations on the payment of dividends which Bermuda law and regulations impose on the Group and the terms of our indebtedness.

FIHL is a holding company and, as such, has no substantial operations of its own. FIHL does not expect to have any significant operations or assets other than ownership of the shares of operating subsidiaries. Dividends and other permitted distributions and loans from operating subsidiaries are expected to be the sole source of funds to meet ongoing cash requirements, including payment of dividends to shareholders holding Series A Preference Securities, debt service payments and other expenses and to pay dividends, if any, to holders of the Common Shares. The Group’s operating subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends and make loans to other Group companies. FIHL’s ability to pay dividends on Common Shares is also dependent on the availability of distributable reserves. The inability of operating subsidiaries to pay dividends in an amount sufficient to enable FIHL to meet its cash requirements at the holding company level could have a material adverse effect on the Common Shares. In addition, FIHL’s ability to pay dividends is subject to the restrictive covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness we incur.

FIBL may be prohibited from declaring or paying dividends if it is in breach of its enhanced capital requirement, solvency margin or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its solvency margin or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA in its absolute discretion. Further, FIBL may be prohibited from declaring or paying in any financial year any dividend of more than 25% of its total statutory capital and surplus, unless it files with the BMA an affidavit stating that it will continue to meet its solvency margin or minimum liquidity ratio. FIBL will be required to obtain the BMA’s prior approval for a reduction by 15% or more of the total statutory capital as set forth in its previous year’s financial statements.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In addition, the Bermuda Companies Act 1981 (the “Companies Act”) limits the FIHL’s ability to pay dividends to shareholders. Under Bermuda law, when a company issues shares, the aggregate paid in par value of the issued shares comprises the company’s share capital account. When shares are issued at a premium the amount paid in excess of the par value must be allocated to and maintained in a capital account called the “share premium account.” The Companies Act requires shareholder approval prior to any reduction of the FIHL’s share capital or share premium account.

Under Bermuda law, FIHL may not declare or pay dividends, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) it is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than its liabilities.

The PRA regulatory requirements impose no explicit restrictions on the Group’s U.K. subsidiaries’ ability to pay a dividend, but the Group would have to notify the PRA 28 days prior to any proposed dividend payment. Additionally, under the U.K. Companies Act 2006, dividends may only be distributed from profits available for distribution.

With respect to FIID, the Group would have to notify the CBI prior to any proposed dividend payment and FIID would only be permitted to proceed with the dividend if no communication is received from the CBI within 30 days of the notification. Additionally, under Irish company law, dividends may only be distributed from profits available for distribution, which consist of accumulated realized profits less accumulated realized losses.

Any difficulty or FIHL’s inability to receive dividends from its operating subsidiaries would have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

No market currently exists for our Common Shares, and an active, liquid trading market for our Common Shares may not develop, which may cause our Common Shares to trade at a discount from the initial offering price and make it difficult to sell the Common Shares.

Prior to this offering, there has not been a public trading market for our Common Shares. The Group cannot predict the extent to which investor interest in FIHL will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, investors may have difficulty selling their Common Shares at an attractive price or at all. The initial public offering price per Common Share will be determined by negotiations between the Group and the underwriters, and may not be indicative of the price at which Common Shares will trade in the public market following the consummation of this offering. The market price of our Common Shares may decline below the initial offering price and investors may not be able to sell their Common Shares at or above the price they paid in this offering, or at all.

The price per Common Share may change significantly following this offering, and investors may not be able to resell their Common Shares at or above the price they paid or at all, and investors could lose all or part of their investment as a result.

The Group and the underwriters will negotiate to determine the initial public offering price. Investors may not be able to resell their Common Shares at or above the initial public offering price due to a number of factors such as those listed in this “Risk Factors” section and the following:

•	occurrence of a large catastrophic loss;

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of the Group’s competitors compared to market expectations;

•	changes in expectations as to the Group’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	changes in market valuations of, or earnings and other announcements by, companies in the (re)insurance industry;

•	declines in the market prices of stocks generally, particularly those in the (re)insurance industry;

•	announcements by the Group or its competitors of significant contracts, new products or technologies, acquisitions, joint ventures, other strategic relationships or capital commitments;

•	changes in general economic or market conditions or trends in the (re)insurance industry or the economy as a whole and, in particular, in the softening of rates;

•	changes in business or regulatory conditions which adversely affect the (re)insurance industry, the Group or Fidelis MGU;

•	future issuances, exchanges or sales, or expected issuances, exchanges or sales of the Common Shares or other securities of FIHL;

•	investor perceptions, of or the investment opportunity associated with, the Common Shares relative to other investment alternatives;

•	the market’s reaction to the Group’s outsourced underwriting arrangements with Fidelis MGU, which is a novel structure among the Group’s peers;

•	the market’s reaction to the Group’s reduced disclosure and other requirements as a result of being treated as a “foreign private issuer”;

•	the public’s response to press releases or other public announcements by the Group or third parties, including the Group’s filings with the SEC;

•	guidance, if any, that the Group provides to the public, any changes in this guidance or the Group’s failure to meet this guidance;

•	the development and sustainability of an active trading market for our Common Shares; and

•	other events or factors, including those resulting from informational technology system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market has experienced and is likely to continue to experience extreme volatility and significant price and volume fluctuations that, in some cases, have been and may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Common Shares, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Common Shares is low.

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If the Group were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

If securities or industry analysts do not publish research or reports about the Group’s business or if they downgrade the Common Shares or the (re)insurance industry generally, or if there is any fluctuation in the Group’s ratings, the price of the Common Shares and trading volume could decline.

The trading market for our Common Shares will rely in part on the research and reports that industry or financial analysts publish about the Group and its business. The Group does not control these analysts. Furthermore, if one or more of the analysts who do cover the Group downgrade the Common Shares or the (re)insurance industry, or the stock of any of the Group’s competitors, or publish inaccurate or unfavorable research about the Group’s business, the price of Common Shares could decline. If one or more of these analysts stop covering the Group or fail to publish reports on it regularly, we could lose visibility in the market, which in turn could cause the price or trading volume of the Common Shares to decline.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Additionally, any fluctuation in the Group’s ratings may impact the Group’s ability to access debt markets in the future or increase the cost of future debt, which could have a material adverse effect on the Group’s operations and financial condition, which in return may adversely affect the trading price of the Common Shares.

As a foreign private issuer, there is less required publicly available information concerning FIHL than there would be if it were a U.S. public company.

FIHL is a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, it is not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, FIHL is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, FIHL’s senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of Common Shares or FIHL’s other securities. Moreover, FIHL is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies.

If FIHL or its existing shareholders sell additional Common Shares after this offering or are perceived by the public markets as intending to sell additional Common Shares, the market price of the Common Shares could decline.

The sale of substantial amounts of Common Shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of the Common Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for FIHL to sell Common Shares in the future at a time and at a price that it deems appropriate. Upon consummation of this offering, FIHL will have a total of                Common Shares outstanding. All of the Common Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act. Certain existing holders of our Common Shares and holders of Common Shares issued following the exercise of the outstanding warrants and RSUs have registration rights, pursuant to the Registration Rights Agreement (as defined below), subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders in the future. In the event that we register the Common Shares for the holders of registration rights, they can be freely sold in the public market upon issuance. See “Shares Eligible for Future Sale” and “Material Contracts and Related Party Transactions—Registration Rights Agreement.”

The Selling Shareholders have agreed, subject to certain exceptions, not to dispose of or hedge any Common Shares for 180 days from the date of this prospectus, except with the underwriters’ prior written consent. See “Underwriting.” Upon the expiration of these lock-up agreements, all of such Common Shares will be eligible for resale in the public market, subject, in the case of Common Shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144 and Rule 701. The market price of the Common Shares may decline when the restrictions on resale lapse. A decline in the price of our Common Shares might impede our ability to raise capital through the issuance of additional Common Shares or other equity securities. See “Description of Share Capital” and “Shares Eligible for Future Sale.”

Certain securities of FIHL rank senior to the Common Shares.

FIHL has previously issued certain securities that rank senior to the Common Shares. FIHL has in issue a number Series A Preference Securities as well as certain Notes (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Management”). Both the Series A Preference Securities and the Notes rank senior to the Common Shares and have prior rights to interest payments, income and capital which may significantly affect FIHL’s capital attributable to the Common Shares and the likelihood that the

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Board will declare dividends payable on Common Shares. At December 31, 2022 FIHL had $58.4 million outstanding in liquidation preference of the Series A Preference Securities. See “Description of Share Capital.”

The Group may require additional capital in the future, which may not be available to it on satisfactory terms, if at all. Furthermore, the Group’s raising of additional capital could dilute the ownership interest of the holders of Common Shares and reduce the value of their investment. The Group may have to raise capital following significant insured losses, potentially resulting in capital being raised at valuations significantly below the original Common Share price.

The Group will require liquidity from sources of cash flows from operating, financing or investing activities to:

•	pay claims;

•	fund its operating expenses;

•	to the extent declared, pay dividends (including the payment of dividends to the holders of the Series A Preference Securities);

•	fund liquidity needs caused by investment losses;

•	replace or improve capital in the event of a depletion of the Group’s capital as a result of significant reinsurance losses or adverse reserve developments;

•	satisfy unfunded obligations in the event that it cannot obtain recoveries from its outwards reinsurance and retrocessional protection;

•	satisfy letters of credit or guarantee bond requirements that may be imposed by its clients or by its regulators;

•	meet rating agency or regulatory capital requirements;

•	respond to competitive pressures; and

•	service its debt, including paying interest due on the Notes.

To the extent that the cash flow generated by the Group’s ongoing operations or investments is insufficient or unavailable, whether due to regulatory or contractual restrictions, underwriting or investment losses or otherwise, to cover its liquidity requirements, the Group may need to raise additional funds through financing. If the Group cannot obtain adequate capital or sources of credit on favorable terms, or at all, its business, results of operations or financial condition could be materially adversely affected.

Financial markets have experienced extreme volatility and disruption due in part to financial stresses affecting the liquidity of the banking system and the financial markets generally. These circumstances have reduced access to the public and private equity and debt markets at such times.

Future offerings of debt or equity securities which would rank senior to the Common Shares may adversely affect the market price of the Common Shares.

If, in the future, FIHL decides to issue debt or equity securities that rank senior to the Common Shares, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting the Group’s operating flexibility. Additionally, any convertible or exchangeable securities that FIHL may issue in the future may have rights, preferences and privileges more favorable than those of the Common Shares and may result in dilution to owners of the Common Shares. FIHL and, indirectly, its shareholders, will bear the cost of issuing and servicing such securities.

The Group takes a proactive approach to capital management based on opportunities presented and sought out. The Group may therefore seek to raise additional funds through opportunistic financings in order to take advantage of market conditions and opportunities to write more business. FIHL may raise such funds by issuing further securities including equity and debt, whether senior or subordinated in ranking.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Because the decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond the Group’s control, the Group cannot predict or estimate the amount, timing or nature of such future offerings. Thus, holders of Common Shares will bear the risk of future offerings reducing the market price of the Common Shares and diluting the value of their holdings in FIHL.

Prior to the consummation of this offering, the current bye-laws of FIHL (the “Existing Bye-Laws”) will be amended and restated (the “Amended and Restated Bye-Laws”). The Amended and Restated Bye-Laws contain provisions that could impede an attempt to replace or remove the Board or delay or prevent the sale of FIHL, which could diminish the value of the Common Shares or prevent holders of Common Shares from receiving premium prices for their Common Shares in an unsolicited takeover.

The Amended and Restated Bye-Laws contain certain provisions that could delay or prevent changes in the Board or a change of control that a shareholder might consider favorable. These provisions may encourage companies interested in acquiring FIHL to negotiate in advance with the Board, since the Board has the authority to overrule the operation of several of the limitations. Even in the absence of a takeover attempt, these provisions may adversely affect the value of the Common Shares if they are viewed as discouraging takeover attempts in the future. For example, provisions in the Amended and Restated Bye-Laws that could delay or prevent a change in the Board or management or change in control include:

•	the authorized number of directors may be increased by resolution adopted by the affirmative vote of a simple majority of the Board;

•

each of the Institutional Investors and MGU HoldCo has the right to nominate one individual to serve as a director on the Board and the Founders jointly, have the right to nominate one individual to serve as a director on the Board, subject to certain conditions;

•

following the listing of the Common Shares on NYSE, the Board will be a classified board in which the directors of the class elected at each annual general meeting hold office for a term of three years, with the term of each class expiring at successive annual general meetings of shareholders;

•

shareholders holding 80% of the Total Voting Power (as defined in the Amended and Restated Bye-Laws) may, at any general meeting convened and held for such purpose, remove a director for certain specified causes;

•

shareholders may fill any vacancy on the Board at the meeting at which such director is removed. In the absence of such election or appointment, the Board may fill the vacancy. In the event the vacancy to be filled is for a director nominated by an Institutional Investor or MGU HoldCo, then the relevant Institutional Investor or MGU HoldCo shall have the right to nominate a person to fill such vacancy;

•	advance notice of shareholders’ proposals is required in connection with annual general meetings;

•	a supermajority vote of shareholders is required to effect certain amendments to the Amended and Restated Bye-Laws; and

•

subject to any resolution of our shareholders to the contrary, the Board is permitted to issue any of the authorized but unissued shares and to fix the price, rights, preferences, privileges and restrictions of any such shares without any further vote or action by the shareholders.

Any such provision could prevent the shareholders from receiving the benefit from any premium to the market price of the Common Shares offered by a bidder in a takeover context. Moreover, jurisdictions in which the Group’s subsidiaries are domiciled have laws and regulations that require regulatory approval of a change in control of an insurer or an insurer’s holding company. Where such laws apply to the Group, there can be no effective change in our control unless the person seeking to acquire control has filed a statement with the regulators and has obtained prior approval for the proposed change from such regulators. The usual measure for a presumptive change in control pursuant to these laws is the acquisition of 10% or more of the voting power of the insurance company or its parent, although this presumption is rebuttable in some jurisdictions. Consequently, a

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

person may not acquire 10% or more of the Common Shares without the prior approval of insurance regulators in the jurisdiction in which our subsidiaries are domiciled.

The share voting limitation that is contained in the Amended and Restated Bye-Laws may result in a holder of the Common Shares having fewer or greater voting rights than such holder would otherwise have been entitled based upon its economic interest in FIHL.

The Amended and Restated Bye-Laws generally provide that any person owning (directly, indirectly or constructively) 9.9% or more of all the issued and outstanding Common Shares will be limited to voting that number of Common Shares equal to less than 9.9% of the total combined voting power of all issued and outstanding Common Shares entitled to vote. Because of the constructive ownership provisions of the Code, this requirement may have the effect of reducing the voting rights of an investor whether or not that investor, directly, indirectly or constructively, holds of record 9.9% or more of the Common Shares. As a result of any such voting rights reduction of any shareholder, as a practical matter, other shareholders would have greater voting rights relative to their economic interest. Accordingly, investors should be aware of their obligations to report the acquisition of control in the Group at particular thresholds.

Further, the Board has the authority to request certain information from any investor for the purpose of determining whether that investor’s voting rights are to be reduced. Failure by an investor to respond to such a notice, or submitting incomplete or inaccurate information, would give the Board discretion to disregard all votes attached to such investor’s Common Shares.

The Existing Common Shareholders Agreement confers certain consent rights on MGU HoldCo, which will allow it to exercise a certain amount of control over FIHL and limit other shareholders’ ability to influence the outcome of matters submitted to a shareholder vote.

Upon the completion of the Separation Transactions, MGU HoldCo became an approximately 9.9% holder of our Common Shares. Under the terms of the Existing Common Shareholders Agreement, for so long as MGU HoldCo holds at least 4.9% of our Common Shares and the Framework Agreement is in effect, once listed, the consent of MGU HoldCo is required to undertake a number of key corporate actions requiring shareholder approval, thereby having the ability to exercise substantial control over such actions, irrespective of how FIHL’s other shareholders may vote. Additionally, in relation to any proposed issuance of further Common Shares, MGU HoldCo has the benefit of an Allocation Right (as defined below; see “Material Contracts and Related Party Transactions—Consent Rights and Minority Protections”) effectively allowing it to purchase up to its pro rata portion of the Common Shares at a specific price and within a specific period, in accordance with the terms of the Existing Common Shareholders Agreement. There can be no assurance that courts and regulators will continue to permit consent, director appointment and other rights granted through a shareholders agreement. For the avoidance of doubt, if, following the consummation of this offering, MGU HoldCo sells any of its Common Shares, other than in connection with any stock conversions, buybacks, repurchases, redemptions, or other changes resulting from any stock split, combination or similar recapitalization, or its ownership of FIHL’s Common Shares otherwise falls below 4.9% as a consequence of a dilutive action taken by FIHL, MGU HoldCo will no longer be entitled to exercise its consent rights or the Allocation Right. See “Material Contracts and Related Party Transactions.” In addition, MGU HoldCo has a Board nomination right that may enable it to exercise a level of control through a director over corporate actions. See “Description of Share Capital—Certain Provisions of the Amended and Restated Bye-Laws—Number of Directors.”

MGU HoldCo’s consent rights may also adversely affect the trading price for the Common Shares to the extent investors perceive disadvantages in owning shares of a company with a shareholder with an ability to exercise a degree of control and influence over such company. For example, MGU HoldCo’s rights may delay, defer, or prevent a change in control of FIHL or impede a merger, takeover or other business combination which may otherwise be favorable for the Group. These rights conferred on MGU HoldCo under the terms of the Existing Common Shareholders Agreement are expected to be retained in the Amended and Restated Common Shareholders Agreement that will become effective as of the consummation of this offering.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Any future exercise of the right of the holders of the Series A Preference Securities to convert, some or all of, their outstanding Series A Preference Securities in exchange for Common Shares in the event of a change of control may dilute the ownership interest of the holders of the Common Shares and reduce the value of their investment in FIHL.

The holders of the Series A Preference Securities have a right to convert some or all of their outstanding Series A Preference Securities in exchange for Common Shares in the event of a change of control of FIHL based on a certain conversion ratio. Any future issuance of Common Shares upon exercise of such right could dilute the ownership interests of the holders of the Common Shares. This may make it more difficult for a potential buyer to effectuate a change of control transaction where holders of Common Shares receive a premium on the Common Shares and may impact the price a potential buyer is willing to pay for FIHL.

U.S. persons who own Common Shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Bermuda Companies Act, which applies to FIHL, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. See “Comparison of Shareholder Rights” for a summary of certain significant provisions of the Bermuda Companies Act and the Amended and Restated Bye-Laws that differ in certain respects from provisions of Delaware corporate law.

The enforcement of civil liabilities against the Group may be difficult.

FIHL is a Bermuda company and some of its directors and officers are residents of various jurisdictions outside the U.S. All or a substantial portion of the Group’s assets and the assets of those persons may be located outside the U.S. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon those persons or to enforce in U.S. courts judgments obtained against those persons.

Puglisi & Associates is our agent for service of process with respect to actions based on offers and sales of securities made in the U.S. The Group has been advised by its special Bermuda legal counsel, Conyers Dill & Pearman Limited, that the U.S. and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by a court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would, therefore, not be automatically enforceable in Bermuda. The Group has been advised by Conyers Dill & Pearman Limited that a final and conclusive judgment obtained in a court in the U.S. under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the Supreme Court of Bermuda under the common law doctrine of obligation.

Such an action should be successful upon proof that the sum of money is due and payable and without having to prove the facts supporting the underlying judgment, as long as: (i) the court which gave the judgment had proper jurisdiction over the parties to such judgment; (ii) such court did not contravene the rules of natural justice of Bermuda; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of Bermuda; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and (vi) there is due compliance with the correct procedures under Bermuda law.

A Bermuda court may impose civil liability on FIHL or its directors or officers in a suit brought in the Supreme Court of Bermuda against it or such persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding such violation would constitute or give rise to a cause of action under Bermuda law.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Members of the Board will be permitted to participate in decisions in which they have interests that are different from those of the other shareholders.

Under Bermuda law, directors are not required to recuse themselves from voting on matters in which they have an interest. The directors may have interests that are different from, or in addition to, the interests of the shareholders. Provided the directors disclose their interests in a matter under consideration by the Board in accordance with Bermuda law and the Amended and Restated Bye-Laws, they will be entitled to participate in the deliberation on and vote in respect of that matter.

Shareholders will be limited in their rights relating to FIHL’s operations.

FIHL is managed exclusively by the Board. Shareholders do not make decisions with respect to the management, disposition or other realization of any investment, the day-to-day operations of FIHL and/or the Group, or any other decisions regarding the FIHL’s and/or the Group’s business and affairs, except for limited circumstances. Specifically, shareholders do not have an opportunity to evaluate for themselves the relevant economic, financial and other information regarding investments or underwriting by the Group. Shareholders should expect to rely solely on the ability of the Board with respect to the FIHL’s and the Group’s operations.

FIHL is permitted to adopt certain home country practices in relation to its corporate governance, which may afford investors less protection.

As a foreign private issuer, FIHL is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if FIHL complied fully with corporate governance listing standards.

As an issuer whose shares will be listed on NYSE, FIHL will be subject to the corporate governance listing standards of NYSE. However, NYSE rules permit a foreign private issuer like FIHL to follow the corporate governance practices of its home country. FIHL may elect not to comply with certain corporate governance requirements of NYSE.

Certain corporate governance practices in Bermuda, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, FIHL intends to comply with all NYSE corporate governance listing standards for a foreign private issuer. See “Management and Corporate Governance.” If, however, FIHL chose not to comply with certain NYSE corporate governance listing standards and instead rely on the Bermuda requirements, shareholders may be afforded less protection than they otherwise would have.

FIHL may lose its foreign private issuer status which would then require it to comply with the Exchange Act’s domestic reporting regime and cause it to incur additional legal, accounting and other expenses.

For so long as FIHL qualifies as a foreign private issuer, it is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain its current status as a foreign private issuer, either (a) a majority of Common Shares must be either directly or indirectly owned of record by non-residents of the U.S. or (b)(i) a majority of FIHL’s executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of FIHL’s assets must be located outside the U.S. and (iii) FIHL’s business must be administered principally outside the U.S.

If FIHL loses its status as a foreign private issuer, it would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. FIHL may also be required to make changes in its corporate governance practices in accordance with various SEC and NYSE rules. For example, the annual report on

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. FIHL would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

The regulatory and compliance costs to the Group under U.S. securities laws if FIHL were required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost the Group would incur if FIHL remains a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase the Group’s legal and financial compliance costs and is likely to make some activities highly time consuming and costly.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of Common Shares in this offering will be approximately $         million, based upon the assumed initial public offering price of $         per Common Share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of our Common Shares in this offering by the Selling Shareholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per Common Share would increase (decrease) the net proceeds that we receive from this offering by approximately $         million, assuming that the number of Common Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of Common Shares offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $         million, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering to make capital contributions of up to $         to our insurance operating subsidiaries in order to grow our business and the remainder for general corporate purposes.

This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds from this offering.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DIVIDEND POLICY

The declaration, amount and payment of any dividends on our Common Shares will be at the sole discretion of the Board, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under any of our then outstanding indebtedness, and such other factors as the Board may deem relevant. If we elect to pay dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time. At the Board’s discretion, we declare and pay a dividend quarterly on the Series A Preference Securities, which rank senior to and have priority over the Common Shares. The Board approved a dividend of $225.0 per Series A Preference Security with a record date of November 15, 2022, paid on December 15, 2022. The Board also approved a dividend of $225.0 per Series A Preference Security with a record date of February 15, 2023, paid on March 15, 2023. For a more detailed description of the Series A Preference Securities see “Material Contracts and Related Party Transactions—Preference Securityholders Agreement.”

FIHL is a holding company and, as such, has no substantial operations of its own. FIHL does not expect to have any significant operations or assets other than ownership of the shares of its insurance operating subsidiaries. As a result, we will not be able to pay any dividends unless Current Fidelis’ insurance operating subsidiaries make distributions in an amount sufficient to cover the dividend that may be declared by FIHL. Moreover, Current Fidelis’ operating subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends to other Group companies. FIHL’s ability to pay dividends on Common Shares will also be dependent on the availability of distributable reserves.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CAPITALIZATION

The following table sets forth our consolidated capitalization at December 31, 2022:

•	on a historical basis for Previous Fidelis;

•	on a pro forma basis to give effect to the consummation of the Separation Transactions; and

•

on a pro forma as-adjusted basis to give effect to the consummation of the Separation Transactions and our issuance and sale of Common Shares in this offering at an assumed initial public offering price of $        per Common Share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our Common Shares by the Selling Shareholders.

You should read the following table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Summary Financial and Operating Data—Summary Statement of Operations Data,” as well as the audited consolidated financial statements and accompanying notes included elsewhere in this prospectus.

The as-adjusted information set forth in the table below is illustrative only and will be adjusted based on the terms of this offering determined at pricing.

At December 31, 2022
	Actual	Pro Forma following consummation of the Separation Transactions(1)	Pro Forma As-Adjusted following consummation of the Separation Transactions and this offering(2)
($ in millions)
Long-term debt obligations:
Subordinated Notes	$	$	$
Senior Notes

Total long-term debt obligations

Preference securities

Shareholders’ equity:
Common Shares
Additional paid-in capital
Accumulated other comprehensive (loss)/income
Accumulated deficit
Non-controlling interest

Total shareholders’ equity (including non-controlling interests)	$	$	$

Total capitalization	$	$	$

(1)	The “Pro Forma” column reflects the changes in the capital of FIHL on a pro forma basis following the consummation of the Separation Transactions.
(2)

The “Pro Forma As-Adjusted” column reflects the changes in the capital of FIHL on a pro forma basis following the consummation of the Separation Transactions and this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $        per Common Share would increase (decrease) the net proceeds that we receive from this offering by approximately $        million, assuming that the number of Common Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of Common Shares offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $        million, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DILUTION

If you invest in our Common Shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per Common Share in this offering and the pro forma as adjusted net tangible book value per Common Share after this offering. As of December 31, 2022, we had a historical net tangible book value of $1,976.8 million, or $9.40 per Common Share. Our net tangible book value represents total tangible assets less total liabilities, all divided by the number of Common Shares outstanding on such date. Our pro forma net tangible book value (deficit) as of                 was $        million, or $        per Common Share.

After giving further effect to the sale of                 Common Shares in this offering at an assumed initial public offering price of $        per Common Share, the midpoint of the price range set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2022 would have been approximately $        million, or approximately $        per Common Share. This represents an immediate increase in pro forma net tangible book value of $        per Common Share to existing shareholders and an immediate dilution in pro forma net tangible book value of $        per Common Share to new investors purchasing Common Shares in this offering. Dilution per Common Share to new investors is determined by subtracting pro forma as adjusted net tangible book value per Common Share after this offering from the initial public offering price per Common Share paid by new investors. The following table illustrates this per Common Share dilution:

Assumed initial public offering price per Common Share		$
Historical net tangible book value per Common Share as of December 31, 2022	$
Increase per Common Share attributable to the pro forma adjustments described above

Pro forma net tangible book value per Common Share as of December 31, 2022
Increase in pro forma net tangible book value per Common Share attributable to this offering

Pro forma as adjusted net tangible book value per Common Share after this offering

Dilution in net tangible book value per Common Share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per Common Share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease), our pro forma as adjusted net tangible book value per Common Share after this offering by $        , and would increase (decrease) dilution per Common Share to new investors in this offering by $        , in each case assuming that the number of Common Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million Common Shares in the number of Common Shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per Common Share after this offering by approximately $        per Common Share and decrease (increase) the dilution to new investors by approximately $        per Common Share, in each case assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2022, the differences between the number of Common Shares purchased from us, the total consideration paid and the average price per Common Share paid by existing shareholders and to be paid by the new investors purchasing Common Shares in this offering, at the assumed initial public offering price of $        per Common Share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and estimated offering expenses payable by us.

	Common Shares purchased			Total consideration
	Number	Percent		Amount	Percent		Average price per share
Existing investors			%	$		%	$
New investors in this offering							$

Total			%	$		%

Sales by the Selling Shareholders in this offering will reduce the number of Common Shares held by existing shareholders to        , or approximately     % of the total Common Shares outstanding after this offering, and will increase the number of Common Shares held by new investors to        , or approximately     % of the total Common Shares outstanding after this offering.

The table above assumes no exercise of the underwriters’ option to purchase additional Common Shares from the Selling Shareholders in this offering. If the underwriters’ option to purchase additional Common Shares from the Selling Shareholders is exercised in full, the number of Common Shares held by existing shareholders would be reduced to     % of the total number of Common Shares outstanding after this offering, and the number of Common Shares held by new investors purchasing Common Shares in this offering would be increased to     % of the total number of Common Shares outstanding after this offering.

The number of Common Shares that will be outstanding after this offering is based on                  Common Shares immediately prior to the closing of this offering, and excludes 5,016,848 Common Shares reserved for issuance under our Long-Term Incentive Plan.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are intended to enhance the reader’s ability to assess our future financial and business performance. These statements are based on the beliefs and assumptions of our management, and are subject to known and unknown risks and uncertainties. Generally, statements that are not about historical facts, including statements concerning our possible or assumed future actions or results of operations, are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent our beliefs, expectations or estimates concerning future operations, strategies, financial results or performance, financings, investments, acquisitions, expenditures or other developments and anticipated trends and competition in the markets in which we operate. Forward-looking statements can also be identified by the use of forward-looking terminology such as “may,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “targets,” “potential,” “will,” “can have,” “likely,” “continue,” “expects,” “should,” “could” or similar expressions.

Forward-looking statements are not guarantees of performance and we caution prospective investors not to rely on them. We qualify all of our forward-looking statements by these cautionary statements, because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change. Actual results or other outcomes could differ materially from those expressed or implied in our forward-looking statements, as a result of several factors, including the following:

•

changes to our strategic relationship with MGU HoldCo or the termination by MGU HoldCo or any of its subsidiaries of any of the Framework Agreement, the Delegated Underwriting Authority Agreements or the Inter-Group Services Agreement;

•	our dependence on delegated underwriting authority agreements for our underwriting and claims handling operations;

•

our ability to manage risks associated with macroeconomic conditions resulting from the global COVID-19 pandemic or any other public health crisis, current or anticipated military conflict, including the ongoing Ukraine Conflict, terrorism, sanctions, rising energy prices, inflation and interest rates and other geopolitical events globally;

•	our ability to successfully implement our strategy following the consummation of the Separation Transactions;

•	our limited operating history;

•	fluctuations in the results of our operations;

•	market reaction amongst clients, brokers and reinsurers and other trading partners to the Separation Transactions and this offering;

•	our ability to compete successfully with more established competitors and risks relating to consolidation in the reinsurance and insurance industries;

•	our losses exceeding our reserves;

•	downgrades, potential downgrades or other negative actions by rating agencies;

•

our dependence on key executives and inability to attract qualified personnel and in particular in very competitive hiring conditions, or the potential loss of Bermudian personnel as a result of Bermuda employment restrictions;

•	our dependence on letter of credit facilities that may not be available on commercially acceptable terms;

•	our potential inability to pay dividends or distributions;

•	our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	our dependence on clients’ evaluations of risks associated with such clients’ insurance underwriting;

•	the suspension or revocation of our subsidiaries’ insurance licenses;

•	FIHL potentially being deemed an investment company under U.S. federal securities law;

•	the potential characterization of us and/or any of our subsidiaries as a passive foreign investment company, or PFIC;

•	risks associated with our investment strategy being greater than those faced by competitors;

•	changes in the regulatory environment and the potential for greater regulatory scrutiny of the Group going forward as a result of the outsourcing arrangements;

•	a cyclical downturn of the (re)insurance industry;

•	the impact of inflation or deflation in relevant economies in which we operate;

•	our ability to evaluate and measure our business, prospects and performance metrics;

•	the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks;

•

operational failures, including the operational risk associated with the outsourcing to Fidelis MGU, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates;

•

FIHL’s status as a foreign private issuer means that it will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;

•

risks relating to our ability to identify and execute opportunities for growth or our ability to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments;

•	our ability to maintain effective internal controls and changes in U.S. GAAP;

•

our ability to maintain effective internal controls and procedures under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the NYSE corporate governance rules and listing standards;

•	our ability to maintain the listing of our Common Shares on NYSE or another national securities exchange;

•	our potentially becoming subject to U.S. federal income taxation;

•	our potentially becoming subject to U.S. withholding and information reporting requirements under the U.S. Foreign Account Tax Compliance Act, or FATCA, provisions; and

•

the other risks identified in this prospectus, including, without limitation, those under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Consequently, such forward-looking statements should be regarded solely as our current plans, estimates or belief as of the date of this prospectus. We do not intend, and do not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of this prospectus. Given such limitations, prospective investors should not rely on these forward-looking statements in deciding whether to invest in our Common Shares.

Prospective investors should review carefully the section captioned “Risk Factors” in this prospectus for a more complete discussion of risks and uncertainties relating to an investment in our Common Shares.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

THE SEPARATION TRANSACTIONS

References to “Previous Fidelis” refer to FIHL and its consolidated subsidiaries prior to the consummation of the Separation Transactions and this offering. References to “Current Fidelis” refer to FIHL and its consolidated subsidiaries following the consummation of the Separation Transactions. Unless otherwise indicated, or the context otherwise requires, references herein to “Fidelis,” “Group,” “we,” “our,” “us,” and other similar references refer (i) prior to the consummation of the Separation Transactions and this offering to Previous Fidelis and (ii) following the consummation of the Separation Transactions to Current Fidelis.

Overview

On July 23, 2022, FIHL and MGU HoldCo, among others, entered into a Cooperation Agreement (as defined herein) agreeing to cooperate regarding certain matters related to this offering and the furtherance of the Separation Transactions. See “Material Contracts and Related Party Transactions—Cooperation Agreement.” On January 3, 2023, the Separation Transactions were completed and two distinct holding companies and businesses were created: FIHL and MGU HoldCo.

FIHL is the parent holding company for Current Fidelis. It is the issuer of the Common Shares sold by the holders of Common Shares in this offering and it owns all of the operating insurance carrier subsidiaries of Current Fidelis (i.e., FIBL, FUL and FIID).

MGU HoldCo is the parent holding company of Fidelis MGU that carries on the origination and underwriting activities on behalf of Current Fidelis. MGU HoldCo’s principal operating subsidiaries are Bermuda MGU, Pine Walk Capital and Pine Walk Europe. The underwriting activities of each of the licensed insurance carriers of Current Fidelis (FIBL, FUL and FIID) are outsourced to the corresponding operating subsidiaries of Fidelis MGU on a jurisdictional basis (Bermuda MGU, Pine Walk Capital and Pine Walk Europe, respectively). Each of the operating subsidiaries of Fidelis MGU has delegated underwriting authority to source and bind contracts for and on behalf of each of FIBL, FUL and FIID, respectively. See “Material Contracts and Related Party Transactions—Framework Agreement.” MGU HoldCo and its subsidiaries will not be consolidated with FIHL and its subsidiaries.

Current Fidelis also has a U.K. service company, FIHL (UK) Services, with a branch in Ireland. MGU HoldCo owns 100% of the outstanding shares of FML, a U.K. service company (which also has a branch in Ireland).

The Separation Transactions involved a number of steps to reorganize the structure of Previous Fidelis and to establish Fidelis MGU - a new, stand-alone platform, comprising a series of jurisdiction-specific managing general underwriting entities (i.e., Bermuda MGU, Pine Walk Capital and Pine Walk Europe, as noted above), each of which entered into a Delegated Underwriting Authority Agreement with the relevant operating insurance carrier subsidiary of Current Fidelis for each applicable jurisdiction (i.e., the United Kingdom, Ireland/the EEA and Bermuda). See “Business—Strategic Relationship with the MGU” for further detail. In order to effect the Separation Transactions, FIHL transferred its shares in FML, Fidelis U.S. Holdings, LLC (“Fidelis U.S.”), Pine Walk Capital and Radius Specialty Limited to MGU HoldCo. As part of the new Fidelis MGU, certain new entities or branches of transferring Group companies were established in the relevant jurisdictions, supported by the necessary personnel, and were authorized to operate as managing general underwriters under the applicable regulatory rules.

In connection with the Separation Transactions, certain capabilities of Previous Fidelis, including underwriting and non-underwriting business support services, were transferred to Fidelis MGU. The underwriting relationship between Current Fidelis and Fidelis MGU is governed primarily by the Framework Agreement, which was entered into by FIHL and MGU HoldCo. There are also a series of jurisdiction-specific Delegated Underwriting Authority Agreements, which were entered into between each of Current Fidelis’

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

operating insurance carrier subsidiaries and the applicable subsidiaries of Fidelis MGU. See “Material Contracts and Related Party Transactions—Framework Agreement.”

FIHL and MGU HoldCo have also entered into the Inter-Group Services Agreement in connection with applicable non-underwriting business support services to be provided by Fidelis MGU to either: (i) FIHL and FIHL (UK) Services; or (ii) upon mutual agreement between FIHL and Fidelis MGU, any entity within Current Fidelis. The covered services include accounting services, other finance and reporting services and IT infrastructure maintenance and system development services. Pursuant to the Inter-Group Services Agreement, MGU HoldCo must place relevant source codes for critical proprietary systems (including Prequel, Jarvis, and FireAnt) in an escrow arrangement.

The Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement are of sufficiently critical importance to the business of Current Fidelis that the arrangements are treated as “material outsourcing” under the PRA rules, the BMA outsourcing guidance and by the CBI under the Solvency II rules for outsourcing critical or important functions or activities. As a result, these agreements were and are subject to certain regulatory notifications and requirements. See “Certain Regulatory Considerations” for further detail.

Following the consummation of the Separation Transactions, MGU HoldCo became a shareholder of FIHL, holding approximately 9.9% of our Common Shares. See “Material Contracts and Related Party Transactions.”

Post-IPO Structure

The diagram below provides a simplified overview of the principal organizational structure of Current Fidelis following the consummation of this offering. Current Fidelis primarily consists of FIHL and its principal operating insurance subsidiaries, FIBL, FUL and FIID, together with its service company, FIHL (UK) Services.

Post-IPO Current Fidelis Structure

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(1)	FUL is a limited liability company incorporated in England and Wales, authorized by the PRA and supervised by the FCA and the PRA as an insurer.
(2)	FIBL is a limited liability company incorporated in Bermuda, authorized and supervised by the BMA as an insurer.
(3)	FIHL (UK) Services is a limited liability company incorporated in England and Wales and is the service company of Current Fidelis. FIHL (UK) Services also has a branch in Ireland.
(4)	FEHL is a limited liability company incorporated in England and Wales.
(5)	FIID is a designated activity company incorporated in Ireland, is authorized and supervised by the CBI as an insurer.

Fidelis MGU

The diagram below provides a simplified overview of Fidelis MGU’s principal organizational structure. Fidelis MGU primarily consists of MGU HoldCo and the platform’s managing general underwriting entities, Pine Walk Capital in the U.K., Pine Walk Europe, a Belgian company operating via its Ireland and U.K. branches, and Bermuda MGU, together with FML as the service company of Fidelis MGU.

Fidelis MGU Group Structure

Proposed Final Origination Group Structure

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives effect to the Separation Transactions and the related transaction accounting and autonomous entity adjustments. The unaudited pro forma condensed combined financial information should be read in conjunction with our audited consolidated financial statements and the accompanying notes at and for the year ended December 31, 2022 included elsewhere in this prospectus.

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2022 has been prepared to give effect to the Separation Transactions as if these transactions had occurred on January 1, 2022.

The unaudited pro forma condensed combined balance sheet at December 31, 2022 has been prepared to give effect to the Separation Transactions as if these transactions had occurred on December 31, 2022.

Basis of Pro Forma Presentation

The following unaudited pro forma condensed combined financial information and related notes (the “Pro Forma Financial Information”) has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786, and has been derived from the historical consolidated financial statements of the Group that were prepared in accordance with U.S. GAAP, adjusted to reflect expected effects of the Separation Transactions.

The unaudited pro forma condensed combined financial information is presented, to give effect to adjustments which are considered necessary to enable an understanding of the entities and their operations after the Separation Transactions, including:

Transaction Accounting Adjustments which include:

•

the impact of the Separation Transactions in respect of the distribution of Fidelis MGU to the FIHL shareholders, resulting in the deconsolidation and consequent elimination of the net assets of Fidelis MGU and its subsidiaries, and

•	other adjustments including the acceleration of vesting of restricted stock units, the exercise of warrants, and the related tax impact of these adjustments.

Autonomous Entity Adjustments which reflect the impact of certain agreements as part of the Separation Transactions. These include:

•	the inclusion of commissions and expenses that will be paid to Fidelis MGU for sourcing and managing the insurance business under the Framework Agreement,

•	the impact of additional costs for staff and services that will be required by the Group to undertake certain functions as a standalone entity,

•	the removal of costs in respect of employees and related overheads that have transferred to Fidelis MGU, and

•	the inclusion of costs reflecting the charges set out in the Inter-Group Services Agreement for the services to be provided by Fidelis MGU, and,

•	the inclusion of commissions and expenses that will be paid to Fidelis MGU for sourcing and managing the insurance business under the Framework Agreement.

See “Material Contracts and Related Party Transactions” for further information on the charges expected to be levied on the Group in accordance with the Framework Agreement and Inter-Group Services Agreement.

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The unaudited pro forma condensed combined financial information is provided for illustrative and informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable, that reflect the impact of the Separation Transactions as if they had been consummated at a prior date. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial results that would have been obtained had the Separation Transactions occurred on and at the dates referenced above and should not be viewed as indicative of the results of operations or financial position of the Group in future periods.

Fidelis Insurance Holdings Limited

Unaudited Pro Forma Condensed Combined Balance Sheet At December 31, 2022

(Expressed in millions of U.S. dollars)

	FIHL at December 31, 2022	Transaction Accounting Adjustments			Autonomous Entity Adjustments		Pro Forma Balance Sheet
Assets
Fixed maturity securities, available-for-sale at fair value	$2,050.9	$			$		$2,050.9
Short-term investments, available-for-sale at fair value	257.0						257.0
Other investments, at fair value	117.1						117.1

Total investments	$2,425.0		$—			$—	$2,425.0

Cash and cash equivalents	1,222.0		(231.5	) (a) (b)			990.5
Restricted cash and cash equivalents	185.9						185.9
Derivative assets, at fair value	6.3						6.3
Accrued investment income	10.9						10.9
Investments pending settlement	2.0						2.0
Premiums and other receivables	1,862.7		9.3	(a)			1,872.0
Deferred reinsurance premiums	823.7						823.7
Reinsurance balances recoverable on paid losses	159.4						159.4
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses	976.1						976.1
Deferred policy acquisition costs	515.8		0.2	(a)			516.0
Deferred tax asset	58.5		(7.3	) (a)			51.2
Operating right of use assets	26.8						26.8
Other assets	37.4		(11.8	) (a)			25.6

Total Assets	$8,312.5		$(241.1)			$—	$8,071.4

Total shareholders’ equity attributable to common shareholders
Liabilities
Reserves for losses and loss adjustment expenses	2,045.2						2,045.2
Unearned premiums	2,618.6						2,618.6
Reinsurance balances payable	1,057.0						1,057.0
Long term debt	447.5						447.5
Preference securities	58.4						58.4
Other liabilities	70.2		(52.4	) (a)			17.8
Operating lease liabilities	28.5						28.5

Total Liabilities	$6,325.4		$(52.4)			$—	$6,273.0

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	FIHL at December 31, 2022	Transaction Accounting Adjustments		Autonomous Entity Adjustments	Pro Forma Balance Sheet
Shareholders’ equity
Ordinary shares	2.1				2.1
Additional paid-in capital	2,075.0	(132.4	) (c)		1,942.6
Accumulated other comprehensive loss	(100.8)	1.1	(d)		(99.7)
Accumulated deficit	0.5	(47.1	) (e)		(46.6)

Total shareholders’ equity attributable to common shareholders	$1,976.8	$(178.4)		$—	$1,798.4

Non-controlling interests	10.3	(10.3	) (f)		—

Total shareholders’ equity including non-controlling interests	1,987.1	$(188.7)		$—	$1,798.4

Total liabilities and shareholders’ equity	$8,312.5	$(241.1)		$—	$8,071.4

Explanatory notes (a) to (f) are contained within note 4 “Transaction Accounting Adjustments” of this unaudited pro forma condensed combined financial information.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Fidelis Insurance Holdings Limited

Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2022

(Expressed in millions of U.S. dollars except for per share data)

	FIHL 2022	Transaction Accounting Adjustments			Autonomous Entity Adjustments		Pro Forma Statement of Operations
Revenues
Gross premiums written	$3,000.1	$			$(10.3	) (i)	$2,989.8
Reinsurance premiums ceded	(1,137.5)				(5.4	) (m)	(1,142.9)

Net premiums written	1,862.6		—		(15.7)		1,846.9
Change in net unearned premiums	(357.9)						(357.9)

Net premiums earned	1,504.7		—		(15.7)		1,489.0
Net investment losses	(33.7)						(33.7)
Net investment income	40.7				(0.1	) (i)	40.6
Net foreign exchange gains	6.8				(2.7	) (i)	4.1
Net gain on distribution of Fidelis MGU	—		1,638.1	(g)			1,638.1
Other income	1.9				(1.6	) (i)	0.3

Total revenues	$1,520.4		$1,638.1		$(20.1)		$3,138.4

Expenses
Losses and loss adjustment expenses	830.2						830.2
Policy acquisition expenses	447.7						447.7
Fidelis MGU expenses	—				119.5	(j)	119.5
General and administrative expenses	106.4				(73.1	) (k)	33.3
Corporate and other expenses	20.5				(1.9	) (i)	18.6
Financing costs	35.5						35.5

Total expenses	$1,440.3		$—		$44.5		$1,484.8

Net income before tax	80.1		1,638.1		(64.6)		1,653.6
Income tax expense	(17.8)		10.7	(h)	5.8	(l)	(1.3)

Net income	$62.3		$1,648.8		$(58.8)		$1,652.3

Net income attributable to non-controlling interests	(9.7)		9.7	(f)			—

Net income available to common shareholders	$52.6		$1,658.5		$(58.8)		$1,652.3

Other comprehensive gain (loss)
Unrealized loss on AFS assets	(96.5)						(96.5)
Income tax benefit	8.1						8.1
Currency translation adjustments	(1.1)		1.1	(d)			—

Total other comprehensive loss	$(89.5)		$1.1		$—		$(88.4)

Comprehensive gain (loss) attributable to common shareholders	$(36.9)		$1,659.6		$(58.8)		$1,563.9

Per share data
Earnings per common share:
Earnings per common share:	0.25						12.99
Earnings per diluted common share	0.24						12.99
Weighted average common shares outstanding	211.2						120.4
Weighted average diluted common shares outstanding	216.7						120.4

Explanatory notes (d), (f), (g) and (h) are contained within note 4 “Transaction Accounting Adjustments” of this unaudited pro forma condensed combined financial information.

Explanatory notes (i) to (m) are contained within note 5 “Autonomous Entity Adjustments” of this unaudited pro forma condensed combined financial information.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Notes To The Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information and related notes have been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 and have been derived from the historical combined financial statements of the Group.

The unaudited pro forma condensed combined financial information reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions that the Group believes are reasonable. However, actual results may differ from those reflected in these unaudited pro forma condensed combined financial information. In the Group’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The unaudited pro forma condensed combined financial information does not purport to represent what the Group’s financial position or results of operations would have been if the Separation Transactions had actually occurred on the dates indicated above, nor are they indicative of FIHL’s future financial position or results of operations. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and related notes thereto for the periods presented, as included elsewhere in this prospectus.

Note 2. Unaudited Pro Forma Condensed Combined Balance Sheet

For purposes of preparing the unaudited pro forma condensed combined balance sheet at December 31, 2022, the Separation Transactions will be accounted for as if they had occurred on December 31, 2022. The unaudited pro forma condensed combined balance sheet includes the impact of the Separation Transactions in respect of the distribution of Fidelis MGU to the FIHL shareholders, resulting in the deconsolidation and consequent elimination of the net assets of Fidelis MGU and its subsidiaries.

Note 3. Unaudited Pro Forma Condensed Combined Statement of Operations

For the purposes of preparing the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, the autonomous entity adjustments are accounted for as if they had occurred on January 1, 2022. With respect to the transaction accounting adjustments, we have also taken account of the impact of additional expenses that were incurred from the consummation of the Separation Transactions.

Note 4. Transaction Accounting Adjustments

The unaudited pro forma condensed combined balance sheet and statement of operations include the following transaction accounting pro forma adjustments:

a.	To reflect the removal of the assets and liabilities of Fidelis MGU.

b.	To reflect the impact on cash and cash equivalents of the removal of Fidelis MGU plus the payment of various expenses related to the Separation Transactions.

c.	To reflect the impact on additional paid-in capital of the transaction accounting adjustments.

d.	To reflect the elimination of the currency translation adjustment of Fidelis MGU.

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e.

To reflect the impact on accumulated deficit of the transaction accounting adjustments. The following table shows a reconciliation from our U.S. GAAP accumulated deficit to the pro forma accumulated deficit (amounts expressed in millions of U.S. dollars):

December 31, 2022
Accumulated deficit at December 31, 2022	0.5

Fair value of Fidelis MGU at January 3, 2023	(1,775.0)
Net assets of Fidelis MGU	(68.8)
Expenses of Separation Transactions	(68.1)
Net gain on distribution of Fidelis MGU	1,638.1

Fair value of Fidelis MGU at January 3, 2023	1,775.0
Net assets of Fidelis MGU	(68.8)
Distribution of Fidelis MGU to common shareholders	(1,706.2)

Tax impact of Transaction Accounting adjustments	10.7

Elimination of non-controlling interests	10.3

Pro forma accumulated deficit	(46.6)

f.	To reflect the elimination of the non-controlling interests following the distribution of Pine Walk Capital Limited and its subsidiaries as part of the Separation Transaction.

g.

To reflect the net gain on distribution of Fidelis MGU. The gain has been calculated as the fair value of Fidelis MGU of $1,775 million, less the net assets of Fidelis MGU of $68.8 million and less the direct costs of the Separation Transactions of $68.1 million. Refer to note 25 (“Subsequent Events”) of our audited consolidated financial statements contained elsewhere in this prospectus for further information on the accounting treatment of the Separation Transactions.

h.	To reflect the income tax effect of the adjustments discussed above, determined using the applicable statutory tax rates of the United Kingdom, Ireland and Bermuda for the year then ended.

Note 5. Autonomous Entity Adjustments

The unaudited pro forma condensed combined statement of operations includes the following autonomous entity pro forma adjustments:

i.

To reflect the elimination of Fidelis MGU from our combined statement of operations. This includes the profit commission payable to Fidelis MGU, which was recorded as part of GPW, that was previously eliminated on consolidation. We have also removed the impact of amounts earned and expensed by Fidelis MGU for net investment income, net foreign exchange gains, other income and corporate expenses.

j.

To reflect the effects of the Framework Agreement. Included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 is an adjustment that reflects incremental commissions associated with underwriting origination performed by Fidelis MGU. The incremental cost represents commissions payable to Fidelis MGU as a percentage of net premiums written on business originated by Fidelis MGU from January 1, 2022. This also includes commission payable to Fidelis MGU subsidiaries, Pine Walk Capital and Pine Walk Europe, that was previously eliminated on consolidation. The amounts calculated assume the commissions that would have been payable to Fidelis MGU for all business written in 2022. The commission payable is deferred and amortized over the related policy period in line with earned premiums. The commission percentage payable to Fidelis MGU will depend on whether the business was sourced in the open market, was sourced by Fidelis MGU via an existing underwriting origination contract with third-party managing general underwriters or has been placed with the Group from subsidiary cells of Pine Walk Capital and Pine Walk Europe.

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We have also reflected incremental portfolio management fees payable to Fidelis MGU as a percentage of net premiums written. The portfolio management fee payable is deferred and amortized over the related policy period in line with earned premiums.

k.	Included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 is a net decrease to general and administrative expenses that reflects:

i.	the elimination of the direct staff costs and costs of services resulting from the deconsolidation of Fidelis MGU; and

ii.	the incremental costs of additional staff and services required by FIHL necessary to undertake certain functions as a standalone entity independent of Fidelis MGU.

iii.

the effects of the Inter-Group Services Agreement. This reflects the incremental costs associated with certain finance, human resources and IT services that will be provided by Fidelis MGU. The level of the service costs payable to Fidelis MGU will ultimately depend on the extent of the services that are to be provided.

iv.

the elimination of a proportion of overrider commissions earned on certain existing quota share reinsurance arrangements ceded to third party insurers that will instead be received by Fidelis MGU. This adjustment only considers the 2022 year of account as all overrider commissions receivable on business ceded in prior years of account will remain to the account of FIHL.

l.	To reflect the income tax effect of the autonomous entity adjustments, determined using the applicable statutory tax rates of the
United Kingdom, Ireland and Bermuda for the year then ended.

m.

The elimination of profit commissions incurred on certain existing quota share reinsurance contracts ceded to third party reinsurers that will instead be received by Fidelis MGU. This adjustment relates to the 2022 year of account as all profit commissions receivable on business ceded in prior years of account will be earned by FIHL.

Note 6. Earnings per share

The Separation Transactions resulted in the accelerated vesting and exercise of all restricted stock units and in-the-money warrants, with an additional 14,732,262 common shares being issued on January 3, 2023. The distribution of Fidelis MGU to shareholders of FIHL resulted in the cancellation of 105,790,271 common shares, with 120,404,350 common shares remaining.

Our earnings per share has been restated to take account of the impact on net income available to common shareholders of the transaction accounting and autonomous entity adjustments. We have also restated our basic and diluted shares to reflect the common shares in issuance after the Separation Transactions. As all restricted stock units and warrants were issued and exercised as part of the Separation Transactions, our pro-forma basic and diluted earnings per share are equal.

Note 7. Impact on Performance Measures and non-U.S. GAAP financial measures

Below is a description of our unaudited pro forma performance measures and pro forma non-U.S. GAAP financial measures. Our pro forma non-U.S. GAAP financial measures are not measures of financial performance under U.S. GAAP and should not be construed as a substitute for the most directly comparable pro forma U.S. GAAP measures, which are reconciled below. These measures have limitations as analytical tools, and when assessing our operating performance, you should not consider these measures in isolation or as a substitute for GAAP measures. Other companies may calculate these measures differently than we do, limiting their usefulness as a comparative measure. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Performance Measures and Non-U.S. GAAP Financial Measures” for further details as to how we calculate these measures and why we believe they are meaningful.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We have not presented a pro forma net investment return percentage and total investment return percentage as the impact of the pro forma adjustments on these performance measures was 0.0% and 0.1%, respectively.

The table below shows the impact on our loss ratio, expense ratio and combined ratio of the pro forma adjustments discussed in notes 4 and 5 above ($ in millions unless stated in percentages):

For the Year Ended December 31, 2022
Pro Forma
Losses and loss adjustment expenses	$830.2
Pro forma policy acquisition expenses	447.7
Pro forma Fidelis MGU expenses	119.5
Pro forma general and administrative expenses	33.3
Pro forma total underwriting expenses	$600.5
Net premiums earned	$1,489.0
Pro forma loss ratio	55.8%
Pro forma expense ratio	40.3%
Pro forma combined ratio	96.1%

The table below shows the impact on our operating net income, RoE and our Operating RoE of the pro forma adjustments discussed in notes 4 and 5 above ($ in millions unless stated in percentages):

For the Year Ended December 31, 2022
Pro Forma
Opening common shareholders’ equity	2,013.9
Pro forma net income available to common shareholders	$1,652.3
Add back: net investment loss	33.7
Add back: net foreign exchange gains	(4.1)
Add back: corporate and other expenses	18.6
Add back: net gain on distribution of Fidelis MGU	(1,638.1)
Tax impact of the above	(4.8)

Pro forma operating income	$57.6

Pro forma RoE	82.0%
Pro forma operating RoE	2.9%

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition and results of operations for each of the years ended December 31, 2022, December 31, 2021 and December 31, 2020. This discussion and analysis should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” as well as our audited consolidated financial statements for those respective periods and related notes contained therein, which are contained elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties and that are not historical facts, including statements about our beliefs and expectations. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and in this prospectus under the headings “Risk Factors,” “Business” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

Fidelis is a global (re)insurance company, with operations in Bermuda, Ireland and the United Kingdom. FIHL was formed in Bermuda in 2014 by Richard Brindle, under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. Fidelis completed its initial funding and began underwriting business in June 2015 under the direction of an experienced management team led by Richard Brindle. Since then, Fidelis has assembled a diversified global book of (re)insurance business and achieved scale as a specialty (re)insurer with GPW of $3.0 billion, total revenues of $1.5 billion and net income of $62.3 million for the year ended December 31, 2022.

On January 3, 2023, the Separation Transactions were completed and two distinct holding companies and businesses were created: FIHL and MGU HoldCo. FIHL is the parent holding company for Current Fidelis, is the issuer of the Common Shares sold by the Selling Shareholders in this offering and continues to own all of the insurance operating subsidiaries of Current Fidelis, comprised of FIBL, FUL and FIID. Current Fidelis also has its own service company, FIHL (UK) Services, with a branch in Ireland.

MGU HoldCo is the parent holding company for Fidelis MGU that carries on the origination and underwriting activities on behalf of Current Fidelis and is led by Mr. Brindle. MGU HoldCo’s principal operating subsidiaries are Bermuda MGU, Pine Walk Capital and Pine Walk Europe. The underwriting activities of each of the licensed insurance carriers of Current Fidelis (FIBL, FUL and FIID) are outsourced to the corresponding operating subsidiaries of Fidelis MGU on a jurisdictional basis (Bermuda MGU, Pine Walk Capital and Pine Walk Europe, respectively). Each of the operating subsidiaries of Fidelis MGU has delegated underwriting authority to source and bind contracts for and on behalf of each of FIBL, FUL and FIID, respectively. See “Material Contracts and Related Party Transactions—Framework Agreement.” MGU HoldCo and its subsidiaries will not be consolidated with FIHL and its subsidiaries.

FIHL and MGU HoldCo have entered into the Framework Agreement that governs the ongoing relationship between the two groups of companies (see “Business—Our Corporate Structure” for additional details). Following consummation of the Separation Transactions on January 3, 2023, Mr. Brindle’s employment agreement and the employment agreements of certain other senior management and other employees of Previous Fidelis are with FML, and Mr. Brindle is now the Chairman and Chief Executive Officer of Fidelis MGU. See “The Separation Transactions.”

The Separation Transactions allow FIHL to access the underwriting expertise of Fidelis MGU while allowing Fidelis MGU to attract and retain highly sophisticated underwriting talent, including Mr. Brindle and senior underwriters. We believe that the Separation Transactions and the Framework Agreement have structural benefits for both groups of companies, including increased flexibility to quickly respond to evolving insurance and reinsurance market conditions and help sustain our strong underwriting results through access to top talent. Our objective following the completion of the Separation Transactions remains to further solidify Fidelis’ position as a sophisticated bespoke and specialty underwriter.

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History

FIHL was established on August 22, 2014 and in 2015 raised $1.5 billion of ordinary equity capital to support its underwriting plans. Following further capital raises in 2019, 2020 and 2021, at December 31, 2022 Fidelis had $1,976.8 million of shareholders’ equity, $58.4 million of Series A Preference Securities and $447.5 million of long-term debt.

Through FIBL and FUL, Fidelis has offices in Bermuda and London, which we consider to be the largest specialty (re)insurance hubs globally. Fidelis also accesses the E.U. through FIID, which has an office in Ireland.

FIBL is a wholly owned subsidiary of FIHL and was incorporated as an exempted company under the laws of Bermuda on February 26, 2015 and is registered as a Class 4 insurer. FIBL predominantly writes property insurance and reinsurance on a global basis along with certain Bespoke and Specialty lines. FUL is a wholly owned subsidiary of FIHL and was incorporated on August 28, 2015 under the laws of England and Wales. FUL writes predominantly Bespoke and Specialty insurance on a global basis and writes a smaller portion of property reinsurance business relative to FIBL. FIID is an indirect wholly owned subsidiary of FIHL and was incorporated under the laws of Ireland on December 27, 2017. FIID writes Fidelis’ European Bespoke and Specialty business. As part of its Brexit planning, on March 29, 2019, FIID accepted non-U.K. E.U. insurance policies from FUL through a Part VII transfer under the U.K.’s Financial Services and Markets Act of 2000 in preparation for the U.K.’s exit from the E.U.

The following discussion and analysis relates to our historical financial results for periods prior to the completion of the Separation Transactions on January 3, 2023, pursuant to which two distinct holding companies and businesses were created, FIHL and MGU HoldCo. FIHL is the parent holding company for Current Fidelis and owns all of the current operating insurance companies of Current Fidelis and is the issuer of the Common Shares sold by the Selling Shareholders in this offering. MGU HoldCo is the parent holding company for Fidelis MGU, the managing general underwriter platform that will lead the origination and underwriting activities of Current Fidelis. Fidelis MGU is led by Mr. Brindle. See “The Separation Transactions” for further details.

Strategy

Our strategy is to match adequately priced risks with efficient sources of capital to produce strong returns for shareholders.

Fidelis MGU will originate business from multiple sources including brokers, third-party delegated underwriting, existing capital relationships, and open market business originated by its underwriters. Approximately 70.0% of NPW has historically been sourced in open market activities, with the remainder sourced equally from the existing Pine Walk Capital relationships and third-party managing general underwriters.

Fidelis’ business consists of the following reportable segments or ‘pillars’: Specialty, Bespoke, and Reinsurance.

Fidelis believes that the most effective operating model for a (re)insurance group is to enter into long-term agreements with strategic outsource providers. This operating model will allow us to manage operating expenses effectively and to access strong underwriting, risk management and information technology systems and data. See “Business—Strategic Relationship with the MGU” and “Material Contracts and Related Party Transactions” for more information.

We have incurred costs engaging external advisors to assist in the planning and execution of the Separation Transactions (the “Separation Costs”). For further detail on the Separation Transactions, see “The Separation Transactions.” The Separation Costs include, among other things, legal and professional fees. All Separation Costs were incurred prior to consummation of the Separation Transactions and are not expected to reoccur. See “Unaudited Pro Forma Condensed Combined Financial Information” for the impact of the Separation Transactions on the consolidated financial statements of FIHL.

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Fidelis’ Year in Review for 2022

2022 saw continued growth in our GPW to $3,000.1 million from $2,787.7 million in 2021, driven by our Bespoke and Specialty segments. Following another year of continued elevated catastrophe losses in 2021, we significantly reduced the 2022 GPW in our Reinsurance segment. Our combined ratio was slightly lower than the prior year, at 92.1% in 2022 compared to 92.9% in 2021. This was driven by a decrease in our Reinsurance segment loss ratio to 74.3% from 114.2%, partially offset by large losses of $135 million in relation to the Ukraine Conflict. Increases in interest rates generated realized and unrealized losses on investments in 2022, and our income tax expense increased due to more profits being earned in taxable jurisdictions. Our Operating RoE was 3.3% in 2022 compared with 3.6% in 2021.

Following another year of worldwide natural catastrophe losses in excess of $100 billion we have reduced our Reinsurance GPW along with the related exposure. Working with our underwriting, actuarial and modelling teams, as well as external consultants, we developed a proprietary Fidelis View of Risk, which incorporates a science-based estimation of the impact of climate change on atmospheric perils and has meaningfully increased the modeled losses across a range of coverages such as convective storms, floods and wildfires. As a result, we believe the Fidelis View of Risk has the potential to more accurately reflect potential expected losses, compared to industry models and we consider this when pricing and underwriting our risks.

Additionally, we have looked at lessons learned about the wide variance in ceding insurers’ loss estimation and adjustment capabilities, as well as financial capacity, and we plan to reduce exposure to property treaty clients who score poorly in these assessments. In 2022 this led us to reduce our catastrophe treaty excess-of-loss writings to deploy less capacity to layers that are more exposed to increased frequency of atmospheric peril losses, and to increase pricing on these lines. With respect to loss handling, we see better alignment with our clients in our property D&F portfolio and we view this as a better way to deploy natural catastrophe capacity at this stage of the (re)insurance cycle.

Our swift action in positioning our portfolio for our view of coming market trends is emblematic of our approach to being proactive in acknowledging and responding to new data and information. For instance, in 2019, as a reflection of the soft rate market conditions in specialty, our business mix was allocated 57.5% (by NPW) to our Bespoke pillar and only 11.9% (by NPW) to our Specialty pillar. The hardening Specialty rate environment in 2020 and Bespoke risks associated with the economic cycle and the COVID-19 pandemic drove us to rebalance the portfolio mix with Specialty representing 44.5% of NPW. We believe the reallocation of our Reinsurance appetite offers an attractive risk-adjusted return under current market conditions.

Bespoke and Specialty business accounted for 87.2% of our portfolio (by NPW) in 2022 and we expect to see continued market hardening across most lines. We paused the growth of our Bespoke book in 2020 as we assessed the impact of the downturn in the economy from COVID-19. Our Bespoke products proved resilient to the economic downturn, and as the economy started to pick up again, we saw a resumption in the growth trajectory of our Bespoke business in 2022 and 2021 and are pleased with the performance of our portfolio.

We have continued to build out our operational teams and underwriting tools including our analytical and aggregation system FireAnt (which we license from Fidelis MGU following the consummation of the Separation Transactions).

We have continued our cautious stance on investments, focusing on a high credit quality, short-duration core fixed maturity strategy.

Our ESG efforts have continued including addressing issues on both sides of the balance sheet and advancing our work on the issue of forced labor. We engage with market initiatives where appropriate and became the first London market company to sign up to the Poseidon Principles for Marine Insurance, which provides a framework to monitor and create a pathway to net zero carbon emissions in the marine hull lines. See “Business—Our Commitment to Environmental, Social and Governance Matters.”

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Current Outlook, Market Conditions and Rate Trends

The global reinsurance and insurance business is highly competitive, and cyclical by product and market. As such, financial results tend to fluctuate between periods of constrained capital availability and associated higher premium rates and stronger profits followed by periods of abundant capacity, lower rates and constrained profitability. The fluctuation of these market conditions may affect demand for our products, the premiums we charge, the terms and conditions of the (re)insurance policies we write and changes in our underwriting strategy.

A substantial component of our business is influenced by other factors such as the frequency and/or severity of underwriting losses, including natural disasters or other catastrophic events, pandemics, variations in interest rates and financial markets, changes in the legal, regulatory and judicial environments, inflationary pressures and general economic conditions. These factors influence, among other things, the demand for and profitability of our products. Consequently, there will be a degree of volatility in our financial results based upon the frequency and severity of losses that occur and to which we are exposed. See “Risk Factors.”

Premium Environment and Cycle: Premiums typically rise in response to losses, which leads to higher profitability and in turn attracts new capital into the insurance market to support underwriting. This additional influx of capital then typically leads to reduced rates and softening prices over time.

The global Specialty market rate growth has been strong in recent years. For example, Lloyd’s risk-adjusted rate change increased by 7.7% for 2022 versus the prior year, and cumulatively increased by 43.9% from 2018. We believe these favorable underwriting conditions are expected to continue in the near term as a result of the interaction between the supply of new capital and continued claims trends and development. See “Business—Insurance Market Conditions.”

Claims Experience and Pricing Support: In recent years, climate change has driven an increase in the frequency and severity of catastrophe events which we believe has increased the claims experience of property and specialty (re)insurers, including us. The effects of these claims have been exacerbated by the impact of other climate-related losses such as wildfires and floods.

We believe that claims experience has also been affected by “social inflation,” which is driving claims costs over and above economic inflation as a result of increasing societal trends towards higher litigation costs and jury awards. Additionally, certain economic, social and political events, such as the COVID-19 pandemic and other public health crises have had a material effect on supply chains affecting the availability and pricing of underlying raw materials, which led to issues for (re)insurance companies paying out on claims. Furthermore, the Ukraine Conflict has led to widespread disruption in the upstream supply chains for oil, gas and certain agricultural commodities, putting further pressure on the challenges facing the (re)insurance industry. While the length and severity of the strain the supply chains are under is unknown, a prolonged period of disruptions may have a material adverse effect on the (re)insurance industry’s ability to pay out on claims both in terms of monetary costs as well as availability of the underlying goods and services necessary for the payout. See “Risk Factors—Risks Related to Recent Events.”

Furthermore, in recent years, we believe favorable prior year claims development and associated loss reserve releases (which is a key driver of recent profitability) have declined. This claims development and reserve release pattern suggests that underwriters will need to maintain underwriting discipline to maintain profitability, which may result in a prolonged hard rate environment.

However, while there is naturally some uncertainty as to future rate developments, we believe that there is sufficient support, driven by a number of factors, to expect continued rate hardening in the near term in many (re)insurance classes in which we participate. With the Ukraine Conflict, for example, a number of lines within Specialty and Bespoke could be exposed to potential losses, adding further momentum to continuing rate increases. See “Risk Factors—Risks Relating to Recent Events.”

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COVID-19: We have performed an analysis to estimate potential exposure to property business interruption losses from the COVID-19 pandemic. In general, our property reinsurance portfolio is more focused on residential exposure rather than commercial and the vast majority of cedants have strong exclusions in place. This reduces the potential for losses through property business interruption. At December 31, 2022 we had estimated loss reserves of $15.2 million in our reserves for Business Interruption losses relating to the COVID-19 pandemic. Areas within our financial statements that have a potential to be impacted by the continued uncertainty related to the effects of the COVID-19 pandemic include valuation of the investment portfolio and net reserves for losses and loss adjustment expenses. The potential for losses arising from the COVID-19 pandemic have been and will continue to be monitored.

Effects of Inflation: General economic inflation has increased and there is a risk of inflation remaining elevated for an extended period, which could cause claims and claim expenses to increase, impact the performance of our investment portfolio or have other adverse effects. See “Risk Factors—Risks Relating to Recent Events—The current inflationary environment could have a material adverse impact on the Group’s operations.”

The impact of inflation on Fidelis’ results cannot be known with any certainty; however, we have considered the possible effects of inflation in catastrophe loss models and on our investment portfolio. Furthermore, our estimates of the potential effects of inflation are also considered in pricing and in estimating reserves for unpaid claims and claim expenses. The actual effects of inflation on our results cannot be accurately known until claims are ultimately resolved. See “Risk Factors—Risks Relating to Recent Events” and “Risk Factors—Risks Relating to Financial Markets and Liquidity.”

Competitive Landscape: While Fidelis’ market share of the global specialty market is small, we believe Fidelis has an appreciable share of the niche markets in which it participates. This approach is consistent with our strategy of participating in classes where Fidelis believes it has a competitive advantage or sees pricing opportunities.

We deploy large line sizes in these classes opportunistically to extract preferential terms and rates over our peers. The ability to write large line sizes means Fidelis is able to assume a significant exposure under a single insurance policy. These large line sizes are more attractive to brokers as they minimize the number of underwriters with whom they must negotiate and provide us with greater leverage for preferable pricing and terms.

Our management team believes that it is well positioned to take advantage of the ongoing rate hardening in the key markets in which we participate and will continue to address and respond to the ongoing uncertainties presented by the challenges facing the (re)insurance industry.

Recent Developments and Activity

The Ukraine Conflict began on February 24, 2022 and subsequently the E.U. and a number of other countries, including the U.S. and the U.K., placed significant sanctions on Russian institutions and persons that resulted in a devaluation of the ruble and a fall in the value of Russian fixed maturity and equity assets, as well as the prompt withdrawal of certain companies from Russia without securing their assets. Fidelis has potential exposure to losses associated with the Ukraine Conflict through certain lines in its Bespoke and Specialty segments. For example, as a result of the aircraft lessor claims, and related proceedings, on account of the unreturned aircraft in Russia, provision has been made in the Group’s reserves for the year ended December 31, 2022 in the amount of $135 million for any potential exposures relating to the Ukraine Conflict, the majority of which is related to leased aircraft in Russia. Any related exposure remains subject to a number of complexities and implications subject to ongoing evaluation and determination.

The final cost may be different from the current reserving estimate due to the uncertainty associated with any change in the political situation, the ultimate outcome of the litigation matters, the asset valuation process,

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the unique issues as to scope of coverage and the outcome of explorative discussions underway between Western aircraft lessors and Russian airline operators for the sale of some of the unreturned aircraft. Based on our knowledge and assessment of current events, we do not believe that the Ukraine Conflict will adversely affect our ability to operate as a going concern.

Performance Measures and Non-U.S. GAAP Financial Measures

In presenting our results, management has included certain non-U.S. GAAP financial measures that we believe are useful to consider, in addition to our U.S. GAAP results, for a more complete understanding of the financial performance and position of FIHL. The key financial U.S. GAAP and non-U.S. GAAP measures that we believe are meaningful in analyzing our performance are summarized below and where applicable a reconciliation of non-U.S. GAAP measures to U.S. GAAP financials is set out. However, any non-U.S. GAAP measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP and our methodology for calculating these measures may be different from the way our industry peers calculate these measures.

•

Loss Ratio: is a measure of the losses that have been incurred by the business compared to the premiums that have been recorded to cover those losses and is expressed as a percentage of the losses and loss adjustment expenses divided by NPE. The losses will be affected by the occurrence and frequency of catastrophe events, the volume and severity of non-catastrophe losses and the extent of any outwards reinsurance that has been put in place to mitigate the effect of those losses. The loss ratio in 2022 of 55.2% was primarily impacted by the ongoing Ukraine Conflict. The loss ratio in 2021 of 60.4% was impacted by significant catastrophes that occurred in 2021, including Winter Storm Uri, Hurricane Ida, Storm Bernd and the U.S. Midwest tornados that occurred in December 2021. The loss ratio of 44.5% in 2020 was primarily driven by the impact of Hurricane Laura and the U.S. Midwest derecho and COVID-19 losses.

•

Accident Year Loss Ratio Excluding Catastrophes, Large Losses and Prior Year Reserve Movements: is a non-U.S. GAAP measure of the representation of the loss ratio excluding the impact of catastrophes, large losses and prior year reserve movements, and supports meaningful comparison between periods. Accident year loss ratio excluding catastrophes, large losses and prior year reserve movements is calculated by dividing net incurred losses and loss adjustment expenses excluding catastrophes, large losses and prior year reserve movements by net premiums earned excluding catastrophe-related reinstatement premiums. Our large losses and catastrophe losses in 2022 included Australia floods, European storms, Hurricane Ian and the Russian invasion of Ukraine. Our large losses and catastrophe losses in 2021 included Winter Storm Uri, Hurricane Ida and Storm Bernd. Our large losses and catastrophe losses in 2020 included Hurricane Laura and the U.S. Midwest derecho. Our accident year loss ratio excluding catastrophes, large losses and prior year reserve movements in 2022 was 31.5% compared with 27.4% in 2021. A key factor in the increase in the ratio is the changing underlying mix of our portfolio. In 2022 we grew our Specialty segment and began to reduce our Reinsurance segment exposure. The Specialty segment has a higher attritional loss ratio than the Reinsurance segment, which is more catastrophe exposed. Our accident year loss ratio excluding catastrophes, large losses and prior year reserve movements in 2021 of 27.4% increased from 25.8% in 2020. This was driven by the growth in our Specialty segment over this period and its higher attritional loss ratio than our catastrophe-driven Reinsurance segment.

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Underwriting Ratio: is a measure of the underwriting performance and is expressed as a percentage of the losses and loss adjustment expenses plus the commissions that are paid to brokers and delegated underwriters that source the business on our behalf divided by earned premium, net of reinsurance. Our underwriting ratio of 85.0% decreased from 86.4% in 2021 driven by a decrease in our Reinsurance segment underwriting ratio. Our underwriting ratio of 86.4% in 2021 increased from 69.1% in 2020, primarily driven by increased natural catastrophe loss activity in 2021.

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Expense Ratio: is a measure of the extent of the commissions that are paid to brokers and delegated underwriters that source the business on our behalf plus the general and administrative expenses that are incurred to run the business compared to the amount of premium that is earned. Overrider income earned on business ceded to third party reinsurers is credited to general and administrative expenses. The expense ratio is expressed as a percentage and is the ratio of policy acquisition expenses (net of ceded reinsurers’ share of acquisition costs) and general and administrative expenses to net premiums earned. Our expense ratio in 2022 was 36.9% compared with 32.5% in 2021. The increase is partly caused by the increase in net premiums earned in our Bespoke segment which has higher ceding commissions than our other segments, and higher professional fees within our general and administrative expenses. Our total expense ratio was 32.5% in 2021 compared with 36.1% in 2020.

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Combined Ratio: is a measure of our underwriting profitability and is expressed as the sum of the loss ratio and expense ratio. A combined ratio under 100% indicates an underwriting profit, while a combined ratio over 100% indicates an underwriting loss. Our combined ratio decreased to 92.1% in 2022 from 92.9% in 2021, primarily driven by a lower loss ratio in our Reinsurance segment. Our combined ratio of 92.9% in 2021 increased from 80.6% in 2020, primarily driven by increased natural catastrophe loss activity in 2021.

The table below reconciles our accident year loss ratio excluding catastrophes, large losses and prior year reserve movements to losses and loss adjustment expenses, loss ratio, expense ratio and combined ratio for the years ended December 31, 2022, 2021, and 2020:

	Year Ended December 31,
	2022	2021	2020
	($ in millions unless stated in percentages)
Catastrophe and large losses	$378.9	$389.6	$175.3
Prior year releases	(22.1)	(9.6)	(38.4)
Attritional losses	473.4	316.8	187.6

Losses and loss adjustment expenses	$830.2	$696.8	$324.5

Policy acquisition expenses	447.7	299.9	179.2
General and administrative expenses	106.4	75.4	83.5

Net premiums earned	1,504.7	1,154.2	728.6

Catastrophe and large loss impact on loss ratio	25.1%	33.8%	24.1%
Prior year release impact on loss ratio	(1.5%)	(0.8%)	(5.3%)

Accident year loss ratio excluding catastrophes, large losses and prior year reserve movements	31.5%	27.4%	25.7%

Loss ratio	55.1%	60.4%	44.5%

Underwriting ratio	85.0%	86.4%	69.1%

Expense ratio	36.9%	32.5%	36.1%

Combined ratio	92.1%	92.9%	80.6%

Net Investment Return, Total Investment Return and Total Investment Return Percentage

•	Net investment return: includes net investment income plus net investment gains and losses.

•	Total investment return: includes net investment return plus unrealized gains and losses on available-for-sale financial assets.

•	Total investment return percentage: is calculated as total investment return divided by total average investible assets (including cash and cash equivalents and restricted cash and cash equivalents).

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The table below reconciles our net investment return, total investment return and total investment return percentage to net investment income for the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,
	2022	2021	2020
	($ millions)
Net investment income	$40.7	$20.6	$26.2

Net realized and unrealized investment gains	(33.7)	13.5	17.9
Net investment return	$7.0	$34.1	$44.1

Unrealized (losses)/gains on AFS financial assets	(96.5)	(36.1)	12.1

Total investment return	$(89.5)	$(2.0)	$56.2

Opening
Total investments	$2,782.6	$1,752.6	$1,209.0
Cash and cash equivalents and restricted cash and cash equivalents	476.0	1,238.5	450.9
Derivative assets, at fair value	1.0	0.2	0.1
Accrued investment income	12.1	9.1	7.4
Investment assets pending settlement	0.5	0.5	25.2
Derivative liabilities, at fair value	(0.8)	(5.4)	(0.8)
Investment liabilities pending settlement	—	(21.9)	(9.9)
Net investible assets	$3,271.4	$2,973.6	$1,681.9

Closing
Total investments	$2,425.0	$2,782.6	$1,752.6
Cash and cash equivalents and restricted cash and cash equivalents	1,407.9	476.0	1,238.5
Derivative assets, at fair value	6.3	1.0	0.2
Accrued investment income	10.9	12.1	9.1
Investment assets pending settlement	2.0	0.5	0.5
Derivative liabilities, at fair value	—	(0.8)	(5.4)
Investment liabilities pending settlement	—	—	(21.9)
Net investible assets	$3,852.1	$3,271.4	$2,973.6

Average investible assets	3,561.8	3,122.5	2,327.8
Total investment return percentage	(2.5)%	(0.1)%	2.4%

Operating net income, RoE and Operating RoE

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Operating net income: is a non-U.S. GAAP measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income available to holders of Common Shares excluding, net foreign exchange gains and losses, loss on the extinguishment of preference securities, and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the tax impact on these items.

•	Return on equity (or “RoE”): represents net income divided by opening common shareholders’ equity.

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Operating return on equity (or “Operating RoE”): is a non-U.S. GAAP measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by opening common shareholders’ equity.

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The table below sets out the calculation of the operating net income, RoE and Operating RoE, based on applicable underwriting ratios, for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022	2021	2020
	($ in millions unless stated in percentages)
Opening Common Shareholders Equity	$2,013.9	$1,976.2	$1,118.1

Net income attributable to Common Shareholders	52.6	68.3	126.5
Add back: net foreign exchange (gains)/losses	(6.8)	0.4	(1.2)
Add back: Corporate and Other expenses	20.5	2.7	18.7
Add back: Loss on extinguishment of preference securities	—	—	25.3
Tax impact of the above	0.7	(0.2)	(2.9)
Operating net income attributable to Common Shareholders	$67.0	$71.2	$166.4

RoE	2.6%	3.5%	11.3%
Operating RoE	3.3%	3.6%	14.9%

Comparability and Certain Other Matters Impacting Our Financial Results

Currency and Foreign Exchange Contracts: Our functional currency is the U.S. dollar. Transactions in non-U.S. currencies are translated in U.S. dollars at the prevailing exchange rate in effect on the relevant transaction dates. Monetary assets and liabilities in foreign currencies are re-measured at the exchange rate in effect at the relevant reporting date. Foreign exchange gains and losses are included in our consolidated statements of income and comprehensive income. We use foreign exchange contracts to manage foreign currency risk. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies, but rather allow us to establish a rate of exchange for a future point in time.

Critical Accounting Policies and Estimates: The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make many estimates and judgments that affect the reported amounts of assets, liabilities (including reserves), revenues and expenses, and related disclosures of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, insurance and other reserves, reinsurance recoverables, and fair value measurements. We base our estimates on historical experience, where possible, and on various other assumptions that we believe to be reasonable under the circumstances, which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates and such differences may be material. We believe that the significant accounting policies set forth in Note 2 (Significant Accounting Policies) of our audited consolidated financial statements contained elsewhere in this prospectus affect significant estimates used in the preparation of our audited consolidated financial statements as set out in more detail below.

Investments: Our accounting policy classifies all fixed maturity securities acquired from January 1, 2018 as available-for-sale. Fixed maturity securities acquired prior to January 1, 2018 are classified as trading (all of which were disposed by December 31, 2022). Our fixed maturity securities portfolio is comprised primarily of U.S. Treasuries, non-U.S. government bonds, government agency bonds, corporate bonds, mortgage and other asset-backed securities. Investments in fixed maturity securities are reported at estimated fair value in our audited consolidated financial statements.

Our other investments consist of investments in structured notes (see note 4 (“Investments”) of our audited consolidated financial statements contained elsewhere in this prospectus), the Wellington Opportunistic Fixed maturity UCITS Fund and a residual investment in a hedge fund. These are carried at fair value through the income statement. For the valuation methodologies (see note 5 (“Fair Value Measurements”) of our audited consolidated financial statements contained elsewhere in this prospectus).

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Investments with a maturity from three months up to one year from date of purchase are classified as short-term investments and recorded at fair value.

For all fixed maturity securities and other investments, any realized and unrealized gains or losses are determined on the basis of the first-in, first-out method. For all fixed maturity securities classified as “available-for-sale,” realized gains and losses in the audited consolidated financial statements include allowances for credit losses related to its Available for Sale (“AFS”) debt securities. This allowance represents the difference between the security’s amortized cost and the amount expected to be collected over the security’s lifetime. Unrealized gains and losses represent the difference between the cost, or the cost as adjusted by amortization of any difference between its cost and its redemption value (“amortized cost”), of the security and its fair value at the reporting date and are included within other comprehensive income for securities classified as “available-for-sale.” For securities classified as “trading,” realized and unrealized gains or losses are included in the audited consolidated financial statements within net investment gains (all such securities were disposed by December 31, 2022).

Premiums and Acquisition Costs: We record premiums written upon inception of the policy. Premiums written include estimates based on information received from insureds, brokers and cedants, and any subsequent differences arising on such estimates are recorded as premiums written in the period in which they are determined. Premiums written are earned on a basis consistent with risks covered over the period during which the coverage is provided. The portion of the premiums written applicable to the unexpired terms of the underlying contracts and policies are recorded as UPR.

Reinstatement premiums are recognized as written and earned after the occurrence of a loss and are recorded in accordance with the contract terms based upon management’s estimate of losses and loss adjustment expenses.

Acquisition costs are directly related to the acquisition of insurance premiums and are deferred and amortized over the related policy period. We only defer acquisition costs incurred that are directly attributable to the successful acquisition of new or renewal insurance contracts, including commissions to agents and brokers and premium taxes. All other acquisition-related expenses including indirect costs are expensed as incurred. To the extent that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings.

We evaluate premium deficiency and the recoverability of deferred acquisition costs by determining if the sum of future earned premiums and anticipated investment return is greater than expected future losses and loss adjustment expenses and acquisition costs.

Reserves for Losses and Loss Adjustment Expenses: Our liability for losses and loss adjustment expenses includes reserves for unpaid losses and for IBNR. These estimates are net of amounts estimated to be recoverable from salvage and subrogation. The reserve for losses and loss adjustment expenses is established by management based on reports from insureds, brokers, ceding companies and the application of generally accepted actuarial techniques and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by Fidelis as incurred.

Inherent in the estimates of ultimate losses and loss adjustment expenses are expected trends in claim severity and frequency which may vary significantly as claims are settled. We estimate ultimate losses using various actuarial methods as well as our own loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgment. The estimated cost of claims includes expenses to be incurred in settling claims and a deduction for the expected value of salvage, subrogation and other recoveries. Ultimate losses and loss adjustment expenses may differ significantly from the amount recorded in the financial statements. These estimates are reviewed regularly and as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in losses and loss adjustment expenses in the periods in which they are determined.

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Provision is made at the end of each relevant period for the estimated ultimate cost of claims incurred but not settled at the balance sheet date, including the cost of IBNR claims and development of existing reported claims. The estimated cost of claims includes expenses to be incurred in settling claims and a deduction for the expected value of salvage and other recoveries. For further discussion of the actuarial methodologies utilized to perform our losses and loss adjustment expenses reserving analysis, see note 12 (“Reserves for Losses and Loss Adjustment Expenses”) of our audited consolidated financial statements contained elsewhere in this prospectus.

Reserves for losses and loss adjustment expenses represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of losses and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses which are ultimately required to be paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by period are based on industry and peer-group claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different.

Reinsurance and Retrocession: We seek to reduce the risk of net losses on business written by ceding certain risks and exposures to other reinsurers. Outwards reinsurance contracts do not relieve us of our primary obligation to insureds. Ceded premiums are recognized when the coverage period incepts and are expensed over the contract period in proportion to the coverage. Premiums relating to the unexpired portion of reinsurance ceded are recorded as deferred reinsurance premiums.

Commissions on ceded business are deferred and amortized over the period in which the related ceded premium is recognized. The deferred balance is recorded within deferred reinsurance premiums in our audited consolidated financial statements and the amortization is recognized within general and administrative expenses in our audited consolidated financial statements.

In furtherance of our outwards reinsurance strategy, we entered into a 20% whole account quota share of the substantial majority of our underwriting business with a leading strategic partner, The Travelers Indemnity Company, a subsidiary of The Travelers Companies, Inc. The quota share arrangement runs for an initial period of twelve months beginning on January 1, 2023, with each party having the ability to extend.

Taxation: FIHL, FUL and FML are tax-resident in the U.K. and therefore subject to relevant taxes in the U.K. Pursuant to the Finance (No. 2) Act 2015, the corporate income tax rate in the U.K. for the years ended December 31, 2022, 2021 and 2020 was 19% and is expected to increase to 25% beginning April 1, 2023. The 2022 and 2021 periods are open tax years in the U.K. for those relevant entities that are either within the statutory time period for examination or subject to open examinations by local tax authorities. We believe that we have made adequate provision for the tax liabilities likely to arise from these periods. However, the ultimate liabilities for such matters may vary from the amounts provided and are dependent upon the outcome of agreements reached with relevant tax authorities.

Under current Bermuda law, FIBL is not required to pay taxes in Bermuda on its income or capital gains. FIBL has received undertakings from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, FIBL will be exempt from taxation in Bermuda until March 2035 under the Tax Assurance Certificates issued pursuant to the Bermuda Exempted Undertakings Tax Protection Act of 1966, as amended.

FIID is tax-resident in Ireland. As such, FIID is subject to Irish corporation tax on its trading profits at a rate of 12.5%. The 2022 and 2021 periods are open tax years in Ireland for those relevant entities that are either within the statutory time period for examination or subject to open examinations by local tax authorities. The Irish Government has also committed to supporting the OECD’s global minimum corporation tax rate for large firms that are expected to be implemented in 2024 and which will raise the tax rate for firms generating revenue of more than €750 million in Ireland from 12.5% to 15%.

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The effective tax rate for a given fiscal period is subject to revision in future periods if circumstances change and depends on the relative profitability of those parts of our business underwritten in Bermuda, the U.K. and Ireland. For a more detailed description of our tax position, see note 23 (“Taxation”) of our audited consolidated financial statements contained elsewhere in this prospectus.

For additional information regarding taxation, see “Risk Factors—Risks Relating to Taxation,” “Certain Tax Considerations—United States Taxation,” and “Certain Tax Considerations—Bermuda Taxation,”

Recent accounting pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which becomes effective for the Company during the first quarter of 2023. ASU No. 2021-08 requires contract assets and liabilities accounted for under FASB ASC 606, Revenue from Contracts with Customers, to be recorded at the acquisition date as if the acquirer entered into those contracts itself on the contract inception dates, rather than at fair value. At adoption, ASU No. 2021-08 will not impact the Company’s financial position, results of operations or cash flows, but prospectively, this ASU may impact amounts recorded by the Company for assets acquired and liabilities assumed under certain acquisitions.

Reportable Segment(s)

We classify our business into three underwriting segments, namely Bespoke, Specialty and Reinsurance. Specialty primarily comprises property D&F, energy, marine and aviation lines. Bespoke primarily comprises credit and political risk and other tailored solutions for clients including transactional liabilities and credit insurance. Reinsurance primarily comprises property reinsurance.

FIHL does not manage its assets by segment. Accordingly, net investment income and total assets are not allocated to these segments. In addition, general and administrative expenses are not allocated between segments as employees, including underwriters, work across each of the different segments.

Financial Overview

The following overview of our operating results and financial condition for each of the years ended December 31, 2022, 2021 and 2020 is intended to identify important themes and should be read in conjunction with the more detailed discussion further below. See “—Results of Operations.”

Operating Highlights

Gross Premiums Written. The changes in our segments’ GPW for the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022		2021		2020
GPW	($ millions)	(% change)	($ millions)	(% change)	($ millions)
Bespoke	$783.2	33%	$588.0	73%	$339.1
Specialty	1,610.7	44%	1,115.2	93%	577.9
Reinsurance	606.2	(44%)	1,084.5	64%	659.5

Total	$3,000.1	8%	$2,787.7	77%	$1,576.5

Our GPW in the Specialty segment has continued the trend of significant growth since 2019, primarily as a result of taking advantage of market dislocation on new business, which gave us the opportunity to maintain improved pricing and preferential terms and conditions on both our Specialty renewal book and new business. In each quarter since the fourth quarter of 2019, the Specialty market has shown dislocation across almost all lines

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and subclasses of business, especially in those that are loss affected. Primarily as a result of this market opportunity, our GPW in the Specialty segment grew 44% to $1,610.7 million in 2022 from $1,115.2 million in 2021. This followed growth of 93% to $1,115.2 million in 2021 from $577.9 million in 2020. The largest increases in 2022 came from the marine and aviation classes.

Our GPW in the Bespoke segment grew 36% to $783.2 million from $588.0 million in 2021. This was led by growth in our bespoke intangibles and contract frustration lines of business. In 2021 our GPW grew 73% to $588.0 million from $339.1 million in 2020.

Our GPW in the Reinsurance segment decreased 44% to $606.2 million in 2022 from $1,084.5 million in 2021. This was caused primarily by a reduction in our exposure to North American property risks and other international risk, notably in Japan. Our 2021 GPW increased to $1,084.5 million from $659.5 million in 2020, which reflected our view on market conditions as we entered 2021.

Loss Ratio. We monitor the ratio of losses and loss adjustment expenses to NPE (the “loss ratio”) as a measure of relative underwriting performance, where a lower loss ratio represents a better underwriting result than a higher loss ratio. The loss ratios for our business segments for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Loss Ratio for the Years Ended December 31,
	2022	2021	2020
Bespoke	31.3%	28.3%	33.2%
Specialty	59.7%	38.5%	37.7%
Reinsurance	74.3%	114.2%	54.9%

Total	55.2%	60.4%	44.5%

Our loss ratio was 55.2% in 2022 compared with 60.4% in 2021. The reduction was primarily caused by a reduction in our Reinsurance segment loss ratio to 74.3% in 2022 from 114.2% in 2021. Our catastrophe and large losses were $378.9 million or 25.1% net of reinsurance in 2022, compared with $389.6 million or 33.8% in 2021. The reduction in percentage impact from catastrophe and large losses was caused by a reduction in our NPE in our Reinsurance segment together with the related exposure.

Our loss ratio was 60.4% in 2021 compared with 44.5% in 2020. Our 2021 loss ratio included catastrophe and large losses of $389.6 million or 33.8% net of reinsurance compared with $175.3 million or 24.1% in 2020.

In 2021, the Reinsurance segment was affected by the natural catastrophe events that are summarized below in “Reinsurance—Losses and Loss Adjustment Expenses,” which resulted in a loss ratio of 114.2%, a significant increase from the loss ratio for the Reinsurance segment of 54.9% in 2020.

Net Investment Income. We believe our investment portfolio continues to be conservatively positioned, with 96.9% of our investment portfolio held in cash and core fixed maturity securities with a short average duration of 1.2 years and average credit quality of AA- at December 31, 2022. This allows us to prioritize taking risk on the underwriting side of our balance sheet. Our net investment return was $7.0 million in 2022 compared with $34.1 million in 2021. Our net investment income increased to $40.7 million in 2022 from $20.6 million in 2021 due to increases in interest rates and investible assets. This increase was more than offset by net realized and unrealized investment losses of $33.7 million in 2022. Our net investment income was $34.1 million in 2021 compared with $44.1 million in 2020. This decrease was caused by reinvesting at lower interest rates during 2021 compared to 2020.

Our total investment return in 2022 was a loss of $89.5 million compared with a loss of $2.0 million in 2021. The reduction in our total investment returns was caused by unrealized losses on our fixed maturity securities resulting from increases in interest rates during 2022. These are expected to unwind quickly due to the short duration of our investment portfolio. Similarly, our negative total investment return for 2021 resulted from

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the significant upward shift in the yield curve as higher inflation prompted the market to price in more interest rate hikes by the U.S. Federal Reserve and at an accelerated pace.

In 2020, we generated a total investment return of $56.2 million.

Results of Operations

Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. The discussions that follow include tables and discussions relating to our consolidated income statements for each of the years ended December 31, 2022, December 31, 2021 and December 31, 2020. The table below sets out the consolidated statements of income for the years ended December 31, 2022, 2021 and 2020:

Consolidated Income Statements

	2022	2021	2020
	($in millions)
Revenues
Gross premiums written	$3,000.1	$2,787.7	$1,576.5
Reinsurance premiums ceded	(1,137.5)	(1,186.6)	(670.9)

Net premiums written	1,862.6	1,601.1	905.6
Change in net unearned premiums	(357.9)	(446.9)	(177.0)

Net premiums earned	1,504.7	1,154.2	728.6
Net investment (losses)/gains	(33.7)	13.5	17.9
Net investment income	40.7	20.6	26.2
Net foreign exchange gains	6.8	—	1.2
Other income	1.9	1.0	8.7

Total revenues	$1,520.4	$1,189.3	$782.6

Expenses
Losses and loss adjustment expenses	830.2	696.8	324.5
Policy acquisition expenses	447.7	299.9	179.2
General and administrative expenses	106.4	75.4	83.5
Corporate and other expenses	20.5	2.7	18.7
Net foreign exchange losses	—	0.4	—
Financing costs	35.5	35.4	27.9
Loss on extinguishment of preference securities	—	—	25.3

Total expenses	$1,440.3	$1,110.6	$659.1

Income before income taxes	80.1	78.7	123.5

Income tax (expense)/benefit	(17.8)	(0.4)	3.1

Net income	62.3	78.3	126.6

Net income attributable to non-controlling interests	(9.7)	(10.0)	(0.1)

Net income available to common shareholders	52.6	68.3	126.5

Other comprehensive (loss)/income
Unrealized (losses)/gain on AFS financial assets	(96.5)	(36.1)	12.1
Income tax benefit/(expense), all of which relates to unrealized (loss)/gain on AFS financial assets	8.1	2.4	(0.7)
Currency translation adjustments	(1.1)	(0.2)	—

Total other comprehensive (loss)/income	(89.5)	(33.9)	11.4

Comprehensive (loss)/income attributable to common shareholders	$(36.9)	$34.4	$137.9

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Years Ended December 31, 2022, 2021 and 2020

Gross Premiums Written: Our GPW for each of the years ended December 31, 2022, December 31, 2021 and December 31, 2020 were as follows:

	Gross Premiums Written
	2022		2021		2020
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Bespoke	$783.2	33%	$588.0	73%	$339.1
Specialty	1,610.7	44%	1,115.2	93%	577.9
Reinsurance	606.2	(44)%	1,084.5	64%	659.5

Total	$3,000.1	8%	$2,787.7	77%	$1,576.5

GPW increased 8% to $3,000.1 million in 2022 compared with $2,787.7 million in 2021. GPW increased by 77% to $2,787.7 million in 2021 from $1,576.5 million in 2020.

The growth in GPW in 2022 was led by increases in our Specialty and Bespoke segments of $495.5 million and $195.2 million, respectively, offset by a decrease of $478.3 million in our Reinsurance segment. The growth in our Specialty segment was driven by our marine and aviation and aerospace lines of business. The increase in our Bespoke segment resulted from additional current-year warranty deals and new opportunities in our bespoke intangibles line of business. We reduced our Reinsurance segment GPW as we focused on optimizing our portfolio to respond to our views on climate change and the adequacy of catastrophe pricing.

The growth in 2021 was attributable to all segments and benefited from improved pricing and access to greater capital resources following our capital raises in 2019 and 2020. Our Specialty segment premium increased by 93% to $1,115.2 million in 2021 primarily due to favorable pricing and hard market underwriting opportunities in some of the key Specialty classes, including property D&F, marine and aviation. The growth in our Bespoke segment from 2020 to 2021 was primarily due to new business opportunities in transactional liabilities and credit insurance. The growth in our Reinsurance segment in 2021 resulted primarily from new business and improved pricing conditions on loss-impacted lines of business in Japan, the Southeastern United States and California.

Reinsurance Premiums Ceded: The changes in our ceded written premiums for each of the years ended December 31, 2022, December 31, 2021 and December 31, 2020 were as follows:

	Reinsurance Premiums Ceded
	2022		2021		2020
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Bespoke	$221.5	44%	$153.4	75%	$87.9
Specialty	549.9	54%	357.0	104%	174.8
Reinsurance	366.1	(46%)	676.2	66%	408.2

Total	$1,137.5	(4%)	$1,186.6	77%	$670.9

Reinsurance premiums ceded decreased 4% to $1,137.5 million in 2022 from $1,186.6 million in 2021. The decrease was caused by our decision to reduce and optimize our Reinsurance segment GPW. Reinsurance premiums ceded increased by 77% in 2021 compared to 2020. This increase was across all segments and reflects the growth of the GPW for each segment. In the fourth quarter of 2020, we entered into a new 20% whole account quota share with National Indemnity Company which enabled us to write more business in a capital efficient manner. In addition, we arranged additional quota share protections by purchasing additional reinsurance and also sponsored four catastrophe bonds through Herbie Re in 2020 ($139.1 million) and 2021 ($108.2 million) to provide us with multi-year protections on an industry-loss basis.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Net Premiums Earned: The following table summarizes the overall change in net premiums earned in each of the years ended December 31, 2022, December 31, 2021 and December 31, 2020:

	Net Premiums Earned
	2022		2021		2020
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Bespoke	$379.4	34%	$251.9	19%	$212.5
Specialty	852.8	37%	535.3	212%	171.7
Reinsurance	272.5	(35%)	367.0	7%	344.4

Total	$1,504.7	23%	$1,154.2	58%	$728.6

Our NPE increased by $350.5 million to $1,504.7 million in 2022 from $1,154.2 million in 2021. The increase was led by our Specialty segment which grew by $317.5 million in 2022 resulting from the continued increase in net premiums written and the earning of contracts that incepted in prior years. Our NPE increased by $425.6 million, or 58%, in 2021 compared to 2020. Bespoke NPE increased by $39.4 million due to the additional earned premium from prior underwriting years on longer tenor business, such as mortgage contracts. Specialty NPE increased by $363.6 million, or 212%, primarily due to increased written premium due to the hard market conditions in various classes of Specialty business which allowed us to profitably deploy the additional capital raised at the end of 2019 and during 2020. Reinsurance net premiums earned increased by $22.6 million, or 7%, in 2021 compared to 2020 primarily from new business and improved pricing conditions on loss-impacted lines.

Losses and Loss Adjustment Expenses: The table below summarizes the metrics we used to analyze the underwriting performance of the business.

	For the Years Ended December 31,
	2022	2021	2020
Loss ratio	55.2%	60.4%	44.5%
Policy acquisition expense ratio	29.8%	26.0%	24.6%
General and administrative expense ratio	7.1%	6.5%	11.5%

Combined ratio	92.1%	92.9%	80.6%

Our losses and loss adjustment expenses increased to $830.2 million in 2022 from $696.8 million in 2021. Our loss ratio decreased to 55.2% in 2022 from 60.4% in 2021. The reduction was primarily caused by a reduction in our Reinsurance segment loss ratio to 74.3% in 2022 from 114.2% in 2021.

Our losses and loss adjustment expenses increased to $696.8 million from $324.5 million in 2020. The increase in our loss ratio to 60.4% in 2021 compared to the loss ratio of 44.5% in 2020 was due primarily to an increase in catastrophe and large losses of $389.6 million in 2021 compared to $175.3 million in 2020.

Expenses: We monitor our expense ratio as a measure of the cost effectiveness of our policy acquisition expenses and general and administrative expenses. The table above presents the contribution of the policy acquisition expenses and general and administrative expenses for each of the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

Policy acquisition expenses paid to brokers and other intermediaries depends upon the type of business that we write and the terms that are agreed. The expense ratio is calculated as insurance acquisition expenses, net of reinsurers’ share of acquisition costs, divided by net premiums earned.

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Policy acquisition expenses increased to $447.7 million in 2022 from $299.9 million in 2021. Our policy acquisition expense ratio increased to 29.8% in 2022 from 26.0% in 2021. This increase was driven by a change in business mix to certain lines of business that have higher expense ratios in our Bespoke and Specialty segments. Our policy acquisition expenses increased to $299.9 million in 2021 from $179.2 million in 2020. The increase in 2021 reflects the increased business volumes that we wrote over this period. Our policy acquisition expense ratio of 26.0% in 2021 increased from the 2020 policy acquisition expense ratio of 24.6%, primarily due to changes in business mix.

Our general and administrative expenses increased to $106.4 million in 2022 from $75.4 million in 2021. Our general and administrative expense ratio, expressed as a measure of general and administrative expenses divided by NPE, increased to 7.1% in 2022 from 6.5% in 2021. The increase was caused primarily by higher employment and related costs, and additional professional fees. Our general and administrative expenses decreased to $75.4 million in 2021 from $83.5 million in 2020 which was primarily driven by higher overrider income (income received from reinsurers for placing and managing the business placed with them) and lower performance-related variable compensation for staff. The decrease in the general and administrative expense ratio from 2020 to 2021 was the result of lower expenses further improved by the impact of higher NPE in 2021.

Combined Ratio: As discussed above, our combined ratio is calculated as the sum of the loss ratio and expense ratio. Our combined ratio decreased to 92.1% in 2022 from 92.9% in 2021. This was caused by the decrease in our loss ratio, partially offset by an increase in our expense ratio. Our combined ratio increased to 92.9% in 2021 from 80.6% in the prior year, which was primarily driven by our loss ratio of 60.4% in 2021 compared to 44.5% in 2020 due to catastrophe and large losses of $389.6 million in 2021 compared to $175.3 million in 2020. Offsetting the increase in the loss ratio was a reduction in the expense ratio to 32.5% in 2021 from 36.1% in 2020.

Corporate and Other Expenses: Corporate and other expenses include reorganization expenses and warrant expenses. Corporate and other expenses were $20.5 million in 2022 compared to $2.7 million in 2021. Corporate and other expenses increased in 2022 due to additional professional fees related to the Separation Transactions. Corporate and other expenses decreased to $2.7 million in 2021 from $18.7 million in 2020 primarily due to higher warrant expenses in 2020. Warrant expenses are incurred when Fidelis raises additional capital or issues additional share options. Warrant issuances in relation to additional capital raises were capped at $2.1 billion in total capital raised, which was achieved in 2021. This resulted in lower corporate and other expenses in 2021.

Net Investment Income: Net investment income includes investment income net of investment management fees. In 2022 our net investment income was $40.7 million compared with $20.6 million in 2021. The increase in our net investment income is due to increases in interest rates during 2022 and the short duration nature of our portfolio which is sensitive to such increases in rates. The increase in our net investment income also results from the increase in total cash and investments. In 2021, we generated net investment income of $20.6 million compared with $26.2 million in 2020. The decrease in net investment income in 2021 was primarily due to the lower interest rate environment and a lower yield earned on our cash balances and the core fixed maturity portfolio. In March 2020, central banks lowered interest rates in response to the impact of the COVID-19 pandemic. As we reinvested the proceeds from maturities along with other cash flows, the purchase yield achieved on these investments was significantly lower than the book yield of the portfolio at March 2020.

Net Investment Gains: Investment gains includes unrealized and realized gains and losses on those investments classified as trading. All investments classified as trading had been disposed by December 31, 2022. In 2022 we had a net investment loss of $33.7 million compared with a net investment gain of $13.5 million in 2021. The loss in 2022 resulted from a fall in value of our risk assets, the increase in interest rates driving realized losses on the disposal of fixed maturity securities, realized losses on derivative instruments and the current expected credit losses (“CECL”) charge on our AFS securities. In 2021 we generated a net investment gain of $13.5 million compared to a gain of $17.9 million in 2020. Outside of our core fixed maturity portfolio, we also recorded a gain on our risk assets of $14.2 million in 2021 compared with $11.1 million in 2020, primarily as a result of positive returns on

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equity and commodity-linked structured notes as the economy rebounded with the lifting of COVID-19 restrictions. The opportunistic fixed maturity fund recorded a negative return in 2021, primarily as a result of the upward shift in yields, spread widening and strengthening of the U.S. dollar.

Unrealized Gains/(losses) on Available-For-Sale Financial Instruments: Unrealized losses on fixed maturity securities of $96.5 million in 2022 were caused by increases in interest rates. Due to the short duration of our fixed maturity portfolio, we expect the majority of these unrealized losses to unwind during 2023 and 2024. In 2021, we recorded an unrealized loss of $36.1 million (2020: gain of $12.1 million) on available-for-sale financial instruments, primarily as a result of the changes in yields and credit spreads.

Foreign Exchange Contracts: At December 31, 2022 we held foreign exchange contracts with a notional amount of $44.0 million compared with a notional amount of $3.5 million in 2021. These contracts are used to manage underwriting and non-investment operations. The foreign exchange contracts were recorded as derivatives at fair value in the balance sheet with changes recorded as net foreign exchange losses in the consolidated statements of income and comprehensive income.

Financing Costs: Financing costs were $35.5 million in 2022 compared with $35.4 million in 2021. Our financing costs were similar in both years due to there being no change in our debt levels during both years. Our 2021 financing costs were $35.4 million compared with $27.9 million in 2020. Financing costs increased in 2020 to meet the interest payments on the $330 million 4.875% Senior Notes due 2030 that were issued in June 2020 and July 2020 and the $125.0 million 6.625% Junior Subordinated Notes due 2041 that were issued in October 2020. The dividend paid to the holders of the Series A Preference Securities is also included in financing costs as referred to below, along with the costs associated with our letter of credit facilities as discussed in Note 17b (Commitments and Contingencies - Letter of Credit Facilities) of our audited consolidated financial statements contained elsewhere in this prospectus.

Preference Securities: At December 31, 2022 and 2021, FIHL has 12,102 issued Series A Preference Securities that are classified in our balance sheet as debt. Dividend expense on our outstanding Series A Preference Securities in 2022 and 2021 was $5.3 million and in 2020 was $14.4 million and is included in financing costs.

Income Tax (expense)/benefit: There was an income tax expense of $17.8 million in 2022 compared with an income tax expense of $0.4 million in 2021. The increase in expense was caused by a change in jurisdiction where our net income was earned, with more profits being earned in the U.K. and a loss in Bermuda. In 2021 we incurred an income tax expense of $0.4 million compared to an income tax benefit of $3.1 million in 2020. The tax expense in 2021 benefited from a revaluation of our deferred tax assets due to the increase in the U.K. corporate tax rate from 19% to 25% in 2023 after which we expect to realize those benefits. Our income tax benefit of $3.1 million in 2020 resulted from a loss in the U.K. of $32.7 million.

Net Income: In 2022 we had net income of $62.3 million equivalent to fully diluted earnings per common share of $0.24. In 2021, we had net income of $78.3 million, equivalent to fully diluted earnings per Common Share of $0.31. In 2020, we had net income of $126.6 million, equivalent to fully diluted earnings per Common Share of $0.68.

Net Income Attributable to Non-Controlling Interests: The Group holds a majority interest in Pine Walk Capital, and accordingly the financial statements of Pine Walk Capital are included in the consolidated financial statements of the Group. The net income attributable to non-controlling interests reflects the minority shareholders’ interest in Pine Walk Capital, which totaled $9.7 million, $10.0 million and $0.1 million in 2022, 2021 and 2020, respectively.

Comprehensive Income Attributable to Common Shareholders: Comprehensive income attributable to common shareholders decreased to a loss of $36.9 million in 2022 from income of $34.4 million and income of $137.9 million in 2021 and 2020, respectively.

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Segment Analysis for the Years Ended December 31, 2022, 2021 and 2020

Specialty

The table below sets out GPW, NPE and the loss ratio for the Specialty segment for the years ended December 31, 2022, 2021 and 2020:

	Specialty
	For the Year Ended
	2022		2021		2020
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Aviation & Aerospace	$298.0	73%	$172.7	36%	$127.2
Energy	119.3	28%	92.9	19%	77.8
Marine	538.2	115%	249.9	135%	106.3
Property	19.9	(33%)	29.7	43%	20.7
Property D&F	611.5	12%	543.8	140%	226.4
Specialty Other	23.8	(9%)	26.2	34%	19.5
Total Specialty GPW	$1,610.7	44%	$1,115.2	93%	$577.9

Reinsurance premiums ceded	(549.9)	54%	(357.0)	104%	(174.7)
Net premiums earned	$852.8	59%	$535.3	212%	$171.7

Losses and loss adjustment expenses	(508.7)	147%	(206.2)	218%	(64.8)
Loss ratio	59.7%		38.5%		37.7%

Gross Premiums Written. GPW increased by 44% to $1,610.7 million in 2022 from $1,115.2 million in 2021. The increase was primarily driven by our marine and aviation and aerospace lines of business due to improved pricing, larger line sizes and new business opportunities. Our GPW increased 93% to $1,115.2 million in 2021 from $577.9 million in 2020. The growth in 2021 was primarily driven by the improved pricing in aviation and property D&F insurance which allowed us to deploy the capital we raised in 2019 and in 2020. Growth in marine was driven primarily by a new binding authority in 2021 established with Pine Walk Capital’s marine-focused managing general underwriter, Navium. See “—Capital Management.”

Reinsurance Premiums Ceded. Reinsurance premiums ceded increased by 54% to $549.9 million from $357.0 million in 2021. The increase is driven by the increase in GPW. Our reinsurance premiums ceded increased 104% in 2021, driven primarily by growth in our GPW and the addition of a new 20% whole account quota share contract that commenced in the fourth quarter of 2020.

Net Premiums Earned. NPE increased 59% to $852.8 million from $535.3 million in 2021, driven by the increase in our NPW and continued earnings from contracts that incepted in prior years. Our NPE increased 212.0% in 2021.

Losses and Loss Adjustment Expenses. Our loss ratio was 59.7% in 2022 compared to 38.5% in 2021. The main component of the increase in Specialty loss ratio was $117 million of the $135 million loss associated with the Ukraine Conflict that were recorded in the Specialty segment. Our loss ratio in 2021 was 38.5%, similar to the loss ratio of 37.7% in 2020.

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Bespoke

The table below sets out GPW, NPE and the loss ratio for the Bespoke segment for the years ended December 31, 2022, 2021 and 2020:

	Bespoke
	For the Year Ended
	2022		2021		2020
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Credit & Political Risk	$329.8	28%	$258.1	229%	$78.5
Bespoke	453.4	37%	$329.9	27%	$260.6

Total Bespoke GPW	$783.2	33%	$588.0	73%	$339.1

Reinsurance premiums ceded	(221.5)	44%	(153.4)	75%	(87.9)
Net premiums earned	$379.4	51%	$251.9	19%	$212.5

Losses and loss adjustment expenses	(118.9)	67%	(71.4)	1%	(70.5)
Loss ratio	31.3%		28.3%		33.2%

Gross Premiums Written. GPW increased to $783.2 million in 2022 from $588.0 million in 2021. This growth was driven by additional current-year warranty deals and new opportunities in our bespoke intangibles line of business. GPW increased to $588.0 million in 2021 from $339.1 million in 2020. This growth was primarily driven by higher premium rates due to increased appetite for credit-related lines of business following a reduced appetite in 2020 due to the COVID-19 pandemic.

In 2020, new business opportunities within our “bespoke other” class were offset by the reduction in credit-exposed contracts within credit and political risk.

Reinsurance Premiums Ceded. Reinsurance premiums ceded increased to $221.5 million in 2022 from $153.4 million in 2021, primarily driven by increases in GPW and also higher ceded quota share premiums. Our reinsurance premiums ceded increased to $153.4 million in 2021 from $87.9 million in 2020, primarily as a result of higher gross volumes and the addition of a new 20% whole account quota share contract in the fourth quarter of 2020.

Net Premiums Earned. NPE increased to $379.4 million in 2022 from $251.9 million in 2021. This reflects the 33% increase in GPW together with the continued earning of contracts written in prior years. NPE increased to $251.9 million in 2021 (2020: $212.5 million), primarily due to growth in written premiums and the earn-through of longer tenor business written in prior years.

Losses and Loss Adjustment Expenses. Our loss ratio in 2022 was 31.3% in 2022 compared with 28.3% in 2021. The slight increase was caused by $18 million of our $135 million loss associated with the Ukraine Conflict that was recorded in the Bespoke segment. Our loss ratio was 28.3% in 2021 compared to 33.2% in 2020. The decrease in loss ratio was primarily due to the impact of COVID-19 losses in 2020.

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Reinsurance

The table below sets out GPW, NPE and the loss ratio for the Reinsurance segment for the years ended December 31, 2022, 2021 and 2020:

	Reinsurance
	For the Year Ended
	2022		2021		2020
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Property Reinsurance	$556.9	(45%)	$1,004.5	66%	$604.2
Retrocession	32.5	(45%)	59.5	23%	48.3
Whole Account	16.8	(18%)	20.5	193%	7.0

Total Reinsurance GPW	$606.2	(44%)	$1,084.5	64%	$659.5

Reinsurance premiums ceded	(366.1)	(46%)	(676.2)	66%	(408.2)
Net premiums earned	272.5	(26%)	367.0	7%	344.4

Losses and loss adjustment expenses	(202.6)	(52%)	(419.2)	122%	(189.2)
Loss ratio	74.3%		114.2%		54.9%

Gross Premiums Written. GPW decreased to $606.2 million in 2022 from $1,084.5 million in 2021, driven by our views of risks relating to climate change and the adequacy of pricing for catastrophe risks. GPW increased to $1,084.5 million in 2021 from $659.5 million in 2020. The growth in 2021 was primarily driven by higher premium rates which allowed us to deploy the additional capital raised at the end of 2019 and during 2020.

Reinsurance Premiums Ceded. Reinsurance premiums ceded decreased to $366.1 million in 2022 from $676.2 million in 2021, which decrease was proportional to the decrease in GPW. Reinsurance premiums increased to $676.2 million in 2021 from $408.2 million in 2020, primarily driven by growth in the GPW and the addition of a new 20% whole account quota share contract in the fourth quarter of 2020.

Net Premiums Earned. NPE decreased to $272.5 million in 2022 from $367.0 million in 2021, driven by the decrease in GPW, partially offset by earned premiums from contracts that incepted in prior years. NPE increased to $367.0 million in 2021 from $344.4 million in 2020, primarily due to growth in GPW.

Losses and Loss Adjustment Expenses. Our loss ratio decreased to 74.3% in 2022 from 114.2% in 2021. This decrease resulted from a decrease in our catastrophe losses to $105.8 million in 2022 from $280.6 million in 2021. Our loss expense was elevated in 2021 from the impact of Winter Storm Uri, Hurricane Ida, and Storm Bernd, whereas the main loss incurred in 2022 was from Hurricane Ian. Our loss ratio increased to 114.2% in 2021 compared to 54.9% in 2020. The increase in loss ratio was primarily due to catastrophe losses of $280.6 million in 2021 from Winter Storm Uri, Hurricane Ida, and Storm Bernd compared to $116.4 million in 2020, relating primarily to Hurricane Laura and the U.S. Midwest derecho. In addition, in 2021 there was a strengthening of prior year reserves of $29.6 million relating to Hurricane Laura and the U.S. Midwest derecho compared to a reserve release of $9.8 million in 2020.

Financial Condition

Total Cash and Investments

Our investment strategy is focused on delivering stable investment income and a reasonable total return through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our clients, rating agencies and regulators, and to support our underwriting activities.

Our investments consist primarily of a “core fixed maturity portfolio” which is comprised of a diversified portfolio of high-quality fixed maturity securities (including U.S. Treasuries, non-U.S. government bonds,

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government agency bonds, corporate bonds, investment-grade emerging market debt, mortgage and other asset-backed securities). Our core fixed maturity assets are managed by external investment managers through individual investment management agreements. We monitor activity and performance of these external managers regularly.

Our net investment return was $7.0 million in 2022 compared with $34.1 million in 2021. Our net investment income increased to $40.7 million in 2022 from $20.6 million in 2021 due to increases in interest rates and investible assets. This increase was more than offset by net realized and unrealized investment losses of $33.7 million in 2022. Our net investment return was $34.1 million in 2021 compared with $44.1 million in 2020. This decrease was caused by reinvesting at lower interest rates during 2021 compared to 2020.

We generated a negative total investment return percentage of 2.5% in 2022 compared to a negative total return of 0.1% in 2021. The decrease was caused by unrealized losses on our core fixed maturity investments resulting from increases in interest rates in 2022. We generated a negative total investment return of 0.1% in 2021 compared to a positive return of 2.4% in 2020. The fall in investment performance in 2021 was primarily due to unrealized losses on our core fixed maturity assets as yields increased.

At December 31, 2022 and December 31, 2021, total cash and cash equivalents (including restricted cash and cash equivalents) and investments (including derivative assets (at fair value), accrued investment income and investments pending settlement) were $3.9 billion and $3.3 billion, respectively. Total cash, cash equivalents and investments increased from 2021 to 2022, primarily as a result of positive operating cash flows. At December 31, 2022, 36.7% (2021 - 14.6%) of our total cash and investments was held in cash and 60.2% (2021 - 76.8%) of our total cash and investments was allocated to our core fixed maturity portfolio. Risk assets represented 3.0% (2021 - 7.7%) of our total cash and investments at December 31, 2022.

At December 31, 2021 and December 31, 2020, total cash and cash equivalents (including restricted cash and cash equivalents) and investments (including derivative assets (at fair value), accrued investment income and investments pending settlement) were $3.3 billion and $3.0 billion, respectively. Total cash, cash equivalents and investments increased from 2020 to 2021, primarily as a result of positive operating cash flows.

Consistent with our current investment approach, we have maintained a diversified portfolio of fixed maturity securities with only a small allocation to “risk” assets over the last two years. The following tables summarize the fair value of our fixed-maturity investments at December 31, 2022 and December 31, 2021, respectively:

	At December 31, 2022
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	($ millions)
Available-for-sale
US. Treasuries	$643.1	$—	$(27.3)	$615.8
Agencies	17.5	—	(0.4)	17.1
Non-U.S. government	115.2	—	(4.3)	110.9
Corporate bonds	1,078.1	—	(57.8)	1,020.3
Residential mortgage-backed securities	88.6	—	(8.9)	79.7
Commercial mortgage-backed securities	8.0	—	(1.2)	6.8
Other asset-backed securities	209.5	—	(9.2)	200.3

Total fixed maturity securities, AFS	$2,160.0	$—	$(109.1)	$2,050.9

Total fixed maturity securities	$2,160.0	$—	$(109.1)	$2,050.9

Short-term investments, AFS	257.0	0.1	(0.1)	257.0

Total fixed maturity and short-term investments	$2,417.0	$0.1	$(109.2)	$2,307.9

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	At December 31, 2021
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	($ millions)
Trading
Corporate bonds	$13.6	$0.1	$—	$13.7
Residential mortgage-backed securities	4.8	0.1	—	4.9
Other asset-backed securities	8.3	—	—	8.3

Total fixed maturity securities, trading	$26.7	$0.2	$—	$26.9

Available-for-sale
US. Treasuries	732.8	2.5	(4.5)	730.8
Agencies	28.0	—	(0.1)	27.9
Non-U.S. government	140.3	0.6	(0.8)	140.1
Corporate bonds	1,276.7	2.8	(12.1)	1,267.4
Residential mortgage-backed securities	56.3	0.2	(1.4)	55.1
Commercial mortgage-backed securities	57.3	—	(0.8)	56.5
Other asset-backed securities	214.1	0.2	(1.0)	213.3

Total fixed maturity securities, AFS	$2,505.5	$6.3	$(20.7)	$2,491.1

Total fixed maturity securities	$2,532.2	$6.5	$(20.7)	$2,518.0

Short-term investments, AFS	11.5	—	—	11.5

Total fixed maturity securities	$2,543.7	$6.5	$(20.7)	$2,529.5

Weighted average book yield at December 31, 2022 on our fixed maturity portfolio was 1.6% compared with 0.90% at December 31, 2021. The increase in book yield was a result of purchases of new securities at higher yields as interest rates increased over the course of the year. Our fixed maturity portfolio duration at December 31, 2022 was 1.2 years compared to 1.9 years at December 31, 2021.

At December 31, 2022 and December 31, 2021 the average credit quality of our fixed maturity portfolio was “AA-” (or its equivalent), with approximately 88.0% and 86.0% (respectively) of the portfolio being rated “A-” (or its equivalent) or above. Where the credit ratings are split between two rating agencies, the lower rating is used; where the credit ratings are split between three rating agencies, the middle rating is used.

The composition of the fair values of fixed maturity securities by credit rating at December 31, 2022 and 2021 is as follows:

	At December 31, 2022
	Trading – FV	AFS – FV	Short-term	Total	%
	($ in millions unless stated in percentages)
AAA	$—	$915.1	$251.6	$1,166.7	51%
AA	—	150.2	4.4	154.6	7%
A	—	703.1	1.0	704.1	31%
BBB	—	282.5	—	282.5	12%
BB	—	—	—	—	—

Total fixed maturity securities	$—	$2,050.9	$257.0	$2,307.9	100%

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	At December 31, 2021
	Trading – FV	AFS – FV	Short-term	Total	%
	($ in millions unless stated in percentages)
AAA	$14.4	$1,100.2	$8.9	$1,123.5	44%
AA	1.6	184.3	—	185.9	7%
A	8.4	858.9	—	867.3	34%
BBB	2.5	346.7	2.6	351.8	14%
BB	—	1.0	—	1.0	—

Total fixed maturity securities	$26.9	$2,491.1	$11.5	$2,529.5	100%

In addition to our core fixed maturity portfolio, we also have a small allocation to “risk” assets of $117.1 million or 4.8% of total investments at December 31, 2022.

In January 2021, we invested a total of $50.0 million in an opportunistic fixed maturity UCITS fund managed by Wellington Investment Management. The fair value of the fund at December 31, 2022 was $43.4 million.

In February 2022, we invested $75.0 million into a one-year equity-market linked structured note. The ultimate return on the structured note is determined based on the relative level of the underlying index on maturity of the structured note compared to the index entry points. The upside return on the structured note is subject to a cap while the structured note includes a buffer protecting the structured note from experiencing any principal loss for up to 10.0% of negative index performance relative to the entry point. If the buffer is breached the structured note will experience a principal loss only for the negative performance that is in excess of the 10.0% buffer. The underlying index of the structured note is a blended index which includes the S&P500, Stoxx Europe 600, TOPIX and a U.S. infrastructure equity exchange- traded fund. The fair value of the structured note at December 31, 2022 was $72.8 million.

Reserves

The following tables detail gross and net reserves for losses and loss adjustment expenses at December 31, 2022 and December 31, 2021:

	Total Losses and Loss Adjustment Expenses
	At December 31,
	2022	2021
Reserves for losses and loss adjustment expenses	$2,045.2	$1,386.5
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses	(976.1)	(795.2)

Net Reserves for losses and loss adjustment expenses	$1,069.1	$591.3

At December 31, 2022, we had net reserves for losses and loss adjustment expenses of $1,069.1 million, which represented our best estimate of the ultimate liability for payment of losses and loss adjustment expenses, an increase from $591.3 million net reserves for losses and loss adjustment expenses at December 31, 2021. Of the gross reserves for losses and loss adjustment expenses of $2,045.2 million at December 31, 2022, a total of $1,250.1 million, or 61%, represented IBNR claims. Of the gross reserves for losses and loss adjustment expenses of $1,386.5 million at December 31, 2021, a total of $851.7 million, or 61%, represented IBNR claims. The year-on-year increase in gross reserves for losses and loss adjustment expenses is primarily due to premium growth.

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The breakdown of gross reserves between outstanding claims and IBNR for the relevant period end were as follows:

	Total Losses and Loss Adjustment Expenses
	At December 31,
	2022	2021
Gross Outstanding	$795.1	$534.8
Gross IBNR	1,250.1	851.7
Gross Reserves	2,045.2	1,386.5
% IBNR	61.1%	61.4%

Prior Year Reserves: For the year ended December 31, 2022 there was an overall reduction in our estimate of ultimate net claims to be paid in respect of prior accident years. The reserve releases for each of the years ended December 31, 2022, December 31, 2021 and December 31, 2020 are shown below:

	For the Year Ended December 31,
	2022	2021	2020
Total losses and loss expense reserves releases	$22.1	$9.6	$38.4

For the year ended December 31, 2022, our net reserve release of $22.1 million was primarily driven by our Bespoke and Specialty segments. Both segments experienced a more benign claim experience than our assumptions allowed for, across the majority of classes. This was partially offset by reserve strengthening of $17.8 million in our Reinsurance Segment, largely driven by deterioration on Storm Bernd and Hurricane Laura.

For the year ended December 31, 2021, our net reserve release of $9.6 million was primarily driven by better-than-expected performance of $21.2 million in Bespoke and $18.0 million in Specialty. This was offset by reserve strengthening of $29.6 million in Reinsurance, driven primarily by adverse reserve development from Hurricane Laura and the Midwest Derecho which occurred in 2020.

For the year ended December 31, 2020, our net reserve release of $38.4 million was primarily driven by changes in reserving estimates across the Bespoke, Specialty and Reinsurance segments due to better-than-expected loss experience.

We did not make any significant changes in methodologies used in our reserving process for the periods covered in this prospectus.

Potential Variability in Loss Reserves: The tables below summarize the effect of reasonably likely scenarios on the key actuarial assumptions used to estimate our loss reserves, net of unpaid losses and loss adjustment expenses for our segments at December 31, 2022. The scenarios in these tables summarize the effect of (i) changes to the expected loss ratio selections used at December 31, 2022, which represent loss ratio point increases or decreases to the expected loss ratios used, and (ii) changes to the loss development patterns used in our reserving process at December 31, 2022, which represent claims reporting that is either slower or faster than the reporting patterns used. We believe that the illustrated sensitivities are indicative of the potential variability inherent in the estimation process of those parameters. The results show the impact of varying each key actuarial assumption using the chosen sensitivity on our IBNR reserves, on a net basis and across all accident years.

Each of the impacts summarized in the tables below is estimated individually and without consideration for any correlation among key assumptions or among lines of business. Therefore, it would be inappropriate to take each of the amounts and add them together to estimate total volatility. While we believe the variations in the expected loss ratios and loss development patterns presented could be reasonably expected, our own historical

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data regarding variability is generally limited and actual variations may be greater or less than these amounts. It is also important to note that the variations are not meant to be a “best-case” or “worst-case” series of scenarios and, therefore, it is possible that future variations in our loss reserves may be more or less than the amounts set forth above. While we believe that these are reasonably likely scenarios, we do not believe this sensitivity analysis should be considered an actual reserve range.

	Expected Loss Ratio at December 31, 2022
	($ in millions)
Development Pattern
Increase (decrease) in loss reserves, net
Reinsurance	5% Lower	Unchanged	5% Higher

6 Months Shorter	(34.2)	(33.6)	(33.0)
Unchanged	(3.4)	—	3.4
6 Months Longer	31.0	37.7	44.4
Specialty	5% Lower	Unchanged	5% Higher

6 Months Shorter	(36.0)	(22.3)	(8.7)
Unchanged	(15.6)	—	15.6
6 Months Longer	27.3	47.5	67.6
Bespoke	5% Lower	Unchanged	5% Higher

6 Months Shorter	(33.1)	(22.9)	(12.8)
Unchanged	(12.0)	—	12.0
6 Months Longer	3.2	17.0	30.9

Liquidity and Capital Resources

Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet short-term and long-term cash requirements of its business operations. Management monitors the liquidity of FIHL and of each of our operating insurance subsidiaries. As a holding company, FIHL relies on dividends and other distributions from its operating insurance subsidiaries to provide cash flow to meet ongoing cash requirements, including any future debt service payments and other expenses, and to pay dividends to the holders of our Common Shares and Series A Preference Securities, if any.

During the years ended December 31, 2022 and 2021, FIHL received distributions from subsidiaries of $220.9 million and $83.0 million, respectively. FIID is an indirect wholly owned subsidiary of FIBL and hence does not pay dividends directly to FIHL. FIHL (and not, for the avoidance of doubt, its subsidiaries) held $127.6 million of cash and cash equivalents at December 31, 2022 and $15.1 million at December 31, 2021. Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by the operating insurance subsidiaries, sufficient to appropriately satisfy the liquidity requirements of FIHL, which are minimal at present.

The ability of the operating insurance subsidiaries to pay dividends or other distributions to FIHL is subject to the laws and regulations applicable in their relevant jurisdictions as well as the applicable operating insurance subsidiary’s need to maintain capital amounts adequate to maintain their (re)insurance operations and their financial strength ratings issued by independent rating agencies.

As a Bermuda class 4 (re)insurer, FIBL must maintain available statutory economic capital at a level equal to its enhanced capital requirement (“ECR”), which is established by reference to the Bermuda Solvency Capital Requirement (“BSCR”). Under the Bermuda Insurance Act 1978, as amended, FIBL is prohibited from declaring or paying a dividend if it is in breach of its minimum solvency margin, ECR or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. In addition, FIBL is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as

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shown on its previous financial year’s statutory balance sheet) unless it files with the BMA an affidavit stating that it will continue to meet the relevant solvency and liquidity margins. Without the approval of the BMA, FIBL is prohibited from reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements and any application for such approval must include an affidavit stating that it will continue to meet the required solvency and liquidity margins.

The PRA’s regulatory requirements impose no explicit restrictions on FUL’s ability to pay a dividend, but FUL must notify the PRA 28 days prior to any proposed dividend payment. Under the U.K. Companies Act 2006, as amended, dividends may only be distributed from profits available for distribution under applicable law.

The CBI regulatory requirements impose no explicit restrictions on FIID’s ability to pay a dividend, but FIID must notify the CBI prior to any proposed dividend payment. Under Irish company law, dividends may only be distributed from profits available for distribution under applicable law.

The operating insurance subsidiaries held $1,277.5 million and $320.3 million of unrestricted cash and unrestricted short-term investments at December 31, 2022 and December 31, 2021, respectively. Management monitors the value, currency and duration of cash and investments held by the operating insurance subsidiaries to ensure they are able to meet their (re)insurance and other liabilities as they become due and was satisfied that there was a comfortable margin of liquidity at December 31, 2022 and for the foreseeable future.

On an ongoing basis, the operating insurance subsidiaries’ sources of funds primarily consist of premiums written, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay reinsurance premiums, losses and loss adjustment expenses, brokerage commissions, general and administrative expenses, taxes, interest and dividends, and to purchase new investments. The potential for individual large claims and for accumulations of claims from any given single event(s) means that substantial and unpredictable payments may need to be made within relatively short periods of time. For a discussion of the volatility and liquidity of our investments, see “Risk Factors—Risks Relating to Financial Markets and Liquidity.”

For all material currencies in which our (re)insurance business is written, we seek to ensure that sufficient cash and short-term investments are held in such currencies to enable us to meet potential claims without having to liquidate long-term investments and adversely affect our investment return. This follows the matching principle that matches our assets and liabilities in currency to mitigate foreign currency risk whenever possible.

We manage these risks by making regular forecasts of the timing and amount of expected cash outflows and ensuring that we maintain sufficient balances in cash and short-term investments to meet these estimates. Notwithstanding this policy, if these cash flow forecasts are incorrect, we could be forced to liquidate investments prior to maturity, potentially at a significant loss. Historically, we have not had to liquidate investments at a significant loss to maintain sufficient levels of liquidity.

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The liquidity of the operating insurance subsidiaries is also affected by the terms of our contractual obligations to policyholders and by undertakings to certain regulatory authorities to facilitate the issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders, or restricted for other reasons. The following table shows the forms of collateral or other security provided in respect of these obligations and undertakings at December 31, 2022 and December 31, 2021:

	At December 31,
	2022	2021
	($ in millions unless stated in percentages)
Regulatory and client trusts and deposits:
Affiliated transactions	$531.1	$281.5
Third-party	391.2	277.2
Letters of credit	253.1	409.7

Total restricted assets	$1,175.4	$968.4

Total as percentage of investable assets	30.78%	29.6%

See notes 8 (“Restricted Cash and Cash Equivalents”) and 9 (“Pledged Investments”) of our audited consolidated financial statements contained elsewhere in this prospectus for further detail on the restricted assets that we are required to maintain in accordance with contractual obligations to policyholders and in compliance with regulatory requirements.

Consolidated Cash Flows for the Year Ended December 31, 2022: Total net cash provided by our operating activities for 2022 was $742.9 million compared to $367.7 million for 2021. The increase in net cash provided by operating activities was primarily attributable to continued growth in our business partially offset by claims activity. Our total cash increased significantly to $1,407.9 million at December 31, 2022 from $476.0 million at December 31, 2021, primarily due to us holding significant cash in advance of the Separation Transactions. For 2022, total net cash provided by investment activities was $214.4 million and total net cash used in financing activities was $16.2 million.

Consolidated Cash Flows for the Year Ended December 31, 2021: Total net cash provided by our operating activities for the year ended December 31, 2021 was $367.7 million compared to $316.1 million for the year ended December 31, 2020. The increase in net cash provided by operating activities was primarily attributable to the significant growth in our business offset by increased claims activity. Our net cash decreased, primarily due to significant purchases of available-for-sale securities. For the year ended December 31, 2021, total net cash used in investment activities was $1,114.5 million and total net cash used in financing activities was $11.1 million. At December 31, 2021, we had a balance of cash and cash equivalents of (including restricted cash and cash equivalents) $476.0 million.

Consolidated Cash Flows for the Year Ended December 31, 2020: Total net cash provided by our operating activities for the years ended December 31, 2020 was $316.1 million. The increase in net cash provided by operating activities was primarily attributable to the significant growth in our business. For the year ended December 31, 2020, total net cash used in investment activities was $481.3 million and total net cash provided by financing activities was $948.0 million. At December 31, 2020, we had a balance of cash and cash equivalents (including restricted cash and cash equivalents) of $1,238.5 million.

Contractual Obligations and Commitments: The gross unpaid provision for losses and loss adjustment expenses at December 31, 2022 was $2,045.2 million. The gross unpaid provision for losses and loss adjustment expenses at December 31, 2021 was $1,386.5 million. For more information on provision for losses and loss adjustment expenses please refer to note 12 (“Reserves for losses and Loss Adjustment Expenses”) of our audited consolidated financial statements contained elsewhere in this prospectus.

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In addition, there are future commitments under various non-cancellable operating leases for Fidelis’ facilities. These total $28.5 million with $2.5 million due by the end of 2023, $10.0 million due within one to three years, $9.2 million due within three to five years, and $18.5 million due in more than five years.

Letter of Credit Facilities: At December 31, 2022, there were letters of credit outstanding under the Standby Letter of Credit Facility Agreement with Lloyds Bank plc totaling $101.2 million (2021: $162.7 million), secured by collateral in the amount of $92.4 million (2021: $157.3 million). At December 31, 2022, there were letters of credit outstanding under the Master Agreement for the Issuance of Payment Instruments with Citibank N.A., London Branch totaling $100.1 million (2021: $208.9 million), secured by collateral in the amount of $104.4 million (2021: $236.4 million). At December 31, 2022 there were letters of credit outstanding under the Letter of Credit Facility with Barclays Bank plc totaling $88.2 million (2021: $23.4 million), secured by collateral in the amount of $45.7 million (2021: nil) (the Letter of Credit Facility with Barclays Bank plc has both a secured and an unsecured tranche). At December 31, 2022 there were letters of credit outstanding under the letter of credit facility with Bank of Montreal totaling $77.4 million (2021: $45.0 million), secured by collateral in the amount of $10.8 million (2021: $16.0 million).

Capital Management

We maintain our capital at an appropriate level as determined by our Group Board-approved internal risk appetite and the financial strength required by our clients, regulators and rating agencies. We monitor and review the capital and liquidity positions of FIHL and its operating insurance subsidiaries on an ongoing basis.

The principal capital management transactions undertaken during the years ended 2022, 2021 and 2020 were as follows:

•	On February 10, 2020 FIHL issued 15,115,722 Common Shares for a total of $142.3 million, net of issuance costs;

•	On June 10, 2020, FIHL issued 37,536,911 Common Shares for a total of $355.0 million, net of issuance costs;

•

On June 18, 2020, we issued $300.0 million aggregate principal amount of 4.875% Senior Notes due 2030 (the “Initial Senior Notes”) pursuant to that certain Indenture (the “Base Senior Notes Indenture”), between FIHL, as Issuer, and The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent (the “Trustee”), and on July 2, 2020, we issued a further $30.0 million aggregate principal amount of 4.875% Senior Notes due 2030 (the “Additional Senior Notes” and, together with the Initial Senior Notes, the “Senior Notes”) issued by FIHL pursuant to that certain Supplemental Indenture No. 1 to the Senior Notes Indenture (together, the “Senior Notes Indenture”), between FIHL, as Issuer, and the Trustee, as Trustee, Registrar, Transfer Agent and Paying Agent;

•	On July 23, 2020 FIHL issued 14,764,344 Common Shares for a total of $139.0 million, net of issuance costs;

•

On October 16, 2020 we issued $105.0 million aggregate principal amount of 6.625% Fixed-Rate Reset Junior Subordinated Notes due 2041 (the “Initial Subordinated Notes”) pursuant to that certain Indenture (the “Base Subordinated Notes Indenture”) between FIHL, as Issuer, and the Trustee, as Trustee, Registrar, Transfer Agent and Paying Agent, and on October 20, 2020 we issued a further $20.0 million aggregate principal amount of 6.625% Fixed-Rate Reset Junior Subordinated Notes due 2041 (the “Additional Subordinated Notes” and, together with the Initial Subordinated Notes, the “Subordinated Notes” and, together with the Senior Notes, the “Notes”) pursuant to that certain Supplemental Indenture No. 1 to the Subordinated Notes Indenture (together, the “Subordinated Notes Indenture”), between FIHL, as Issuer, and the Trustee, as Trustee, Registrar, Transfer Agent and Paying Agent;

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•	On December 1, 2020 FIHL issued 4,517,750 Common Shares for a total of $60.6 million, net of issuance costs;

•	On July 15, 2021, FIHL issued 21,602,305 Common Shares for a total of $318.2 million, net of issuance costs; and

•	On August 26, 2021, FIHL repurchased 21,593,391 Common Shares for $320.9 million, including costs of $4.4 million.

Preference Securities: At December 31, 2022, FIHL has 12,102 Series A Preference Securities outstanding that are classified in our balance sheet as debt.

Long-Term Debt: At December 31, 2022, FIHL has $447.5 million in debt outstanding. Such debt is comprised of the Senior Notes, and the Subordinated Notes, referenced above. Other than the Series A Preference Securities and the Notes, FIHL has no material debt outstanding.

Dividend Payments to the Preference Security Holders: During 2022, 2021 and 2020, we continued to make the quarterly cash dividend payments to our preference security holders. Dividend payments in 2022, 2021 and 2020 were $5.3 million, $5.3 million and $13.7 million, respectively.

Access to Capital: Our business operations are in part dependent on our financial strength and the opinions of the independent rating agencies thereof as discussed above in this prospectus. We believe our financial strength provides us with the flexibility and capacity to obtain funds through debt or equity financing as required from the private markets. Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions, and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions.

Inflation: We consider the effects of inflation in pricing our contracts and policies through modeled components such as demand surge. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.

Quantitative and Qualitative Disclosures about Market Risk

We believe that we are principally exposed to three types of market risk: interest rate risk, foreign currency risk and credit risk.

Interest Rate Risk. Our investment portfolio consists primarily of fixed maturity securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. Accordingly, our primary market risk exposure is to changes in interest rates. As interest rates rise, the market value of our fixed maturity portfolio falls and the converse is also true.

We manage interest rate risk by maintaining a short-to-medium duration portfolio to reduce the effect of interest rate changes on the market value of these securities. We also enter into interest rate derivative contracts in the ordinary course of our investment activities to partially mitigate any negative impact of rises in interest rates on the market value of our fixed maturity portfolio.

At December 31, 2022, our fixed maturity portfolio had an approximate duration of 1.2 years including the duration impact of the interest rate futures that are used to position the fixed maturity portfolio duration within target parameters.

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The table below depicts interest rate change scenarios and the effect on our interest-rate-sensitive invested assets, including the impact of interest rate swaps:

Effect of Changes in Interest Rates on Portfolio Given a Parallel Shift in the Yield Curve
Movement in Rates in Basis Points	-100	-50	0	50	100
	($ in millions unless stated in percentages)
Market Value	$2,454.4	$2,439.7	$2,425.0	$2,410.3	$2,395.7
Gain/Loss	29.4	14.7	—	(14.7)	(29.3)
Percentage of Portfolio Dec 31, 2022	1.2%	0.6%	—%	(0.6%)	(1.2%)
Percentage of Portfolio Dec 31, 2021	1.7%	0.8%	—%	(0.9%)	(1.8%)

Foreign Currency Risk: Our reporting currency and functional currency is the U.S. dollar. At December 31, 2022, 97.0% of our cash and investments was held in U.S. dollars compared to 98.2% at December 31, 2021, with the balance of 3.0% held primarily in British Pounds and Euros, compared to 1.8% at December 31, 2021.

Other foreign currency amounts are remeasured to the appropriate functional currency and the resulting foreign exchange gains or losses are reflected in the income statement. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and monthly exchange rates for the income statements. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed or otherwise hedged, which would in turn adversely affect our results of operations and financial condition. An increase or decrease of 25% in the U.S. dollar would result in additional gain or loss for the year ended December 31, 2022 of $18.9 million compared to $26.3 million for the year ended December 31, 2021 with an equal impact on net assets, assuming all other assumptions remain unchanged.

We will continue to manage our foreign currency risk by seeking to match our liabilities under insurance and reinsurance policies that are payable in foreign currencies with investments that are denominated in those currencies. This may involve the use of foreign exchange contracts from time to time. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies but rather allow us to establish a rate of exchange for a future point in time.

As the foreign exchange contracts settle, the realized gain or loss is included with foreign exchange gains and losses in the income statement. For the year ended December 31, 2022, the amount recognized within foreign exchange gains and losses for settled foreign exchange contracts was a realized gain of $3.5 million compared to a loss of $2.9 million for the year ended December 31, 2021. See “—Foreign Exchange and Foreign Exchange Contracts” above.

Credit Risk: We have exposure to credit risk primarily as a holder of fixed maturity securities and private securities. Our risk management strategy and investment policy are to invest mainly in debt instruments of high credit quality issuers. We also hold a portion of the portfolio in securities that are below investment grade or in other specialty asset classes. We reduce the amount of credit exposure by setting limits with respect to particular ratings categories, business sectors and any one issuer.

We are also exposed to credit risk in respect of premium payments from clients and/or brokers, depending on whether the terms of business agreement with the broker is transfer or non-transfer of risk. In addition, we are exposed to the credit risk of our insurance and reinsurance brokers to whom we make claims payments for our policyholders, as well as to the credit risk of our reinsurers and retrocessionaires who assume business from us. Other than fully collateralized reinsurance, at December 31, 2022 the substantial majority of our reinsurers have a rating by A.M. Best of “A” (Excellent), the third-highest of 13 rating levels, or better and the minimum rating of any of our material reinsurers is “A-” (Excellent), the fourth-highest of 13 rating levels, by A.M. Best. The Group evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers.

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At December 31, 2022, the reinsurance balance recoverable on reserves for losses and loss adjustment expenses was $976.1 million (net of allowances for credit losses of $1.0 million), 2021: $795.2 million (net of allowances for credit losses of $0.5 million). The reinsurance balance recoverable on paid losses was $159.4 million (2021: $256.6 million) (net of allowances for credit losses of $nil, 2021: $nil). See “Note 13: Reinsurance and retrocessional reinsurance” in our audited consolidated financial statements included elsewhere in this prospectus.

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BUSINESS

References to “Previous Fidelis” refer to FIHL and its consolidated subsidiaries prior to the consummation of the Separation Transactions and this offering. References to “Current Fidelis” refer to FIHL and its consolidated subsidiaries following the consummation of the Separation Transactions. Unless otherwise indicated, or the context otherwise requires, references herein to “Fidelis,” “Group,” “we,” “our,” “us,” and other similar references refer (i) prior to the consummation of the Separation Transactions and this offering to Previous Fidelis and (ii) following the consummation of the Separation Transactions to Current Fidelis.

Our History; Then to Now

Fidelis is a global (re)insurance company, with operations in Bermuda, Ireland and the United Kingdom. FIHL was formed in Bermuda in 2014 by Richard Brindle, under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. Fidelis completed its initial funding and began underwriting business in June 2015 under the direction of an experienced management team led by Richard Brindle. Since then, Fidelis has assembled a diversified global book of (re)insurance business and achieved scale as a specialty (re)insurer with GPW of $3.0 billion, total revenues of $1.5 billion and net income of $62.3 million for the year ended December 31, 2022.

On January 3, 2023, the Separation Transactions were completed and two distinct holding companies and businesses were created: FIHL and MGU HoldCo. FIHL is the parent holding company for Current Fidelis, is the issuer of the Common Shares sold by the Selling Shareholders in this offering and continues to own all of the insurance operating subsidiaries of Current Fidelis, comprised of FIBL, FUL and FIID. Current Fidelis also has its own service company, FIHL (UK) Services, with a branch in Ireland.

MGU HoldCo is the parent holding company for Fidelis MGU that carries on the origination and underwriting activities on behalf of Current Fidelis and is led by Mr. Brindle. MGU HoldCo’s principal operating subsidiaries are Pine Walk Capital, Pine Walk Europe and Bermuda MGU. The underwriting activities of each of the licensed insurance carriers of Current Fidelis (FIBL, FUL and FIID) are outsourced to the corresponding operating subsidiaries of Fidelis MGU on a jurisdictional basis (Bermuda MGU, Pine Walk Capital and Pine Walk Europe, respectively). Each of the operating subsidiaries of Fidelis MGU has delegated underwriting authority to source and bind contracts for and on behalf of each of FIBL, FUL and FIID, respectively. See “Material Contracts and Related Party Transactions—Framework Agreement.” MGU HoldCo and its subsidiaries will not be consolidated with FIHL and its subsidiaries.

On December 20, 2022 FIHL and MGU HoldCo entered into a rolling 10-year Framework Agreement that governs the ongoing relationship between the two groups of companies (see “Business—Our Corporate Structure” for additional details). Following the consummation of the Separation Transactions on January 3, 2023, Mr. Brindle’s employment agreement and the employment agreements of certain other senior management and other employees of Previous Fidelis remained with FML (the service company which transferred to and became part of Fidelis MGU as part of the Separation Transactions), and Mr. Brindle is now the Chairman and Chief Executive Officer of Fidelis MGU. See “The Separation Transactions.”

The Separation Transactions allow FIHL to access the underwriting expertise of Fidelis MGU while allowing Fidelis MGU to attract and retain highly sophisticated underwriting talent, including Mr. Brindle and senior underwriters. We believe that the Separation Transactions and the Framework Agreement have structural benefits for both groups of companies, including increased flexibility to quickly respond to evolving insurance and reinsurance market conditions and to help sustain our strong underwriting results through access to top talent. Our objective following the completion of the Separation Transactions remains to further solidify Fidelis’ position as a leading bespoke, specialty and property underwriter.

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The Group’s ratings are discussed under “—Ratings” below.

Our Company

Fidelis is a leading global provider of bespoke and specialty insurance and property reinsurance products. We believe our differentiated underwriting positions us well to generate strong returns across (re)insurance cycles. Current Fidelis is led by Mr. Daniel Burrows who has more than 35 years of experience in the insurance industry and is supported by a highly experienced management team that manages the operations of Current Fidelis based on our founding principles.

Following the Separation Transactions, Current Fidelis is positioned as a global, specialty insurance provider with exclusive right of first access to Fidelis MGU’s underwriting business during the term of the Framework Agreement. Based on Fidelis’ historical experience, we expect this long-term partnership to deliver strong returns to our shareholders, primarily driven by our underwriting results. We aim to be good stewards of capital by effectively balancing capital deployment across market opportunities with capital distributions to our shareholders.

We will continue to benefit from decades of thought and process leadership and innovation through our strategic relationship with Fidelis MGU. The management team of Fidelis MGU, led by Mr. Brindle, has a robust track record built across multiple platforms. Mr. Brindle has more than 38 years of underwriting leadership, including founding Lancashire and holding leading roles at Syndicates 488 and 2488 at Lloyd’s. Teams led by Mr. Brindle oversaw Lancashire stock price appreciation of 412.0% from December 16, 2005 (the date of Lancashire’s initial public offering) to December 31, 2013 (immediately prior to his retirement from Lancashire), significantly exceeding the 71.0% price appreciation from a group of Lancashire’s publicly traded insurance company peers for the period (including Ace, XL, Arch, Everest, PartnerRe, Axis, Allied World, Renaissance Re, Validus, Montpelier, Greenlight Re, Third Point Re, Hiscox, Amlin, Catlin, Beazley and Novae). Past performance of Lancashire is no guarantee of future results for Fidelis. Mr. Brindle and his team also outperformed at Lloyd’s by delivering a 17.5% return on a straight average for Syndicates 488 and 2488 during his time there from 1986 to 1998, compared to Lloyd’s average return of 0.9% over the same period. Past performance of Syndicates 488 and 2488 is no guarantee of future results for Fidelis. Further, while at Fidelis, between 2017 and 2022 Mr. Brindle and his management team achieved strong underwriting performance with an average loss ratio of 45.3% and an average combined ratio of 85.8%, compared with the peer average of 64.5% and 99.7%, respectively. Fidelis’ combined ratio was 86.0%, 76.3%, 86.6%, 80.6%, 92.9% and 92.1% in 2017, 2018, 2019, 2020, 2021 and 2022, respectively, compared to a peer average combined ratio of 109.4%, 96.9%, 96.7%, 103.7%, 96.6% and 93.5% in 2017, 2018, 2019, 2020, 2021 and 2022, respectively. Fidelis’ peer group includes Arch, Argo, Aspen, Markel, W. R. Berkley, Hiscox, Beazley, Lancashire, Everest Re, Axis Capital and Renaissance Re. In each case, prior underwriting and combined ratio performance is no guarantee of future performance. Each of the Fidelis and financial peer combined ratios is calculated as the sum of losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses as a percentage of NPE in all periods except 2018. In 2018, the Fidelis combined ratio included a negative $2.1 million adjustment to NPE as a result of the costs to acquire a derivative instrument to protect against Typhoon Jebi losses and a $10 million positive adjustment to investment returns recognized on the derivative. Financial peer combined ratios were calculated as the average of the reported combined ratios of each company.

We will continue to focus on nimble underwriting designed to capitalize on current market trends and dislocations as well as emerging risk solutions. We expect to maintain at a minimum the existing underwriting standards and where appropriate will look for enhancements. The team of underwriters at Fidelis MGU continues to maintain the robust processes and use of technology that have been key to Fidelis’ historical success at ensuring its underwriting efforts capture recent market developments. We believe this close coordination reduces the likelihood of siloed underwriting and gives us a competitive advantage in our underwriting, risk assessment and ability to offer as many products as possible to clients. A crucial and distinguishing part of those robust processes is daily UMCC with practice leads and key members of senior management (including risk modeling,

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actuarial, legal, compliance, contract wordings and claims representatives) to provide live market insights and multiple perspectives to allow underwriters to quickly assess emerging opportunities, achieve strong underwriting and cross-sell across our product range. See “—Our Competitive Strengths” below for further detail.

Since we began underwriting business in 2015, Fidelis has reached an attractive scale in bespoke and specialty insurance and property reinsurance markets while delivering robust results. Our GPW grew from $0.5 billion for the year ended December 31, 2017 to $3.0 billion for the year ended December 31, 2022, a compound annual growth rate of 40.6%, while delivering an average loss ratio of 45.3% and a combined ratio of 85.8% over the same period. In addition to earnings growth from the origination of new business, we believe that there is significant embedded earnings potential in previously written business due to the requirements of applicable accounting rules that revenue from written premiums must be recognized when earned over the life of a policy. This is reflected in our gross UPR balance of $2.6 billion at December 31, 2022.

Our scale and access to the highly selective underwriting capabilities of Fidelis MGU via our strategic relationship will allow us to capitalize on current insurance market trends and continue focusing on delivering growth coupled with strong underwriting results.

Fidelis is subject to varying degrees of regulation and supervision in the jurisdictions in which it operates. In particular, the businesses of our three insurance operating subsidiaries, FIBL, FUL and FIID, are authorized by, and subject to insurance laws and regulations that are administered and enforced by, a number of different governmental and non-governmental self-regulatory authorities and associations in each of their respective jurisdictions and internationally. For a summary of the regulatory environment of our insurance operating subsidiaries, primarily in their respective jurisdictions of Bermuda, U.K. and Ireland, see “Certain Regulatory Considerations.”

Our Commitment to Environmental, Social and Governance Matters

Fidelis is committed to being a leader in the industry with respect to standards for ESG matters. We are currently committed to transitioning our insurance portfolios to net-zero greenhouse gas emissions by 2050. To work towards this, to the extent possible, we are developing tools to measure the insurance-associated emissions of our insurance portfolios. We have carried out a joint study on approximately $8.2 billion of premiums and 28,500 policies spanning between 2012 and 2021, which demonstrated that higher third-party ESG ratings were generally correlated with lower loss ratios. Fidelis aims to embed ESG factors in its underwriting processes where appropriate. In addition, Fidelis has certain existing underwriting restrictions. These underwriting restrictions include not directly insuring thermal coal (including dedicated infrastructure projects such as ports and railways), tar sand extraction, Arctic oil and gas exploration and drilling and fracking operations. Fidelis will also not provide cover to companies whose revenues from the above-mentioned activities account for more than 20% of their total revenues. Fidelis has been for some time seeking to use policy language to minimize exposure to forced labor and modern slavery in particular in our marine cargo line of business.

Furthermore, FIHL’s core fixed income investment portfolio is managed in a manner that is consistent with Fidelis’ sustainability principles and ESG objectives. This includes a requirement that a minimum of 3% of the core fixed income portfolio’s total assets under management must be invested in GSS bonds, as classified by Bloomberg pursuant to its proprietary GSS Indices. The GSS Indices utilize the Bloomberg Global Aggregate Index, the Bloomberg Sustainable Finance Group’s green, social and sustainability bond indicators and fields that show alignment with the International Capital Market Association Green Bond, Social Bond and Sustainability Bond Principles and Guidelines. At December 31, 2022, 4.2% of Fidelis’ core fixed income portfolio was invested in GSS bonds. Furthermore the investment portfolio includes restrictions against holding securities of issuers that have a ‘poor’ MSCI ESG rating (with a rating below ‘B’ or issuers that currently have a ‘red’ MSCI controversy flag). Securities of these issuers may only be held if the investment manager demonstrates and documents in writing pursuant to company policies a positive forward-looking ESG view of the issuer. Fidelis has also adopted negative screens to limit exposure to certain industries and activities in its investment portfolio. These include screens against holding securities of any issuers involved in thermal coal, oil and gas (though an

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issuer may derive up to 20% of its annual revenues from oil and gas) or arms (certain types of arms are completely excluded, others such as firearm sales are permitted to comprise up to 10% of annual revenues), and restrictions against those that fail animal welfare and for-profit prisons screens. As a result of such negative screens, Fidelis was able to limit its direct exposure to the securities of companies deriving revenues from fossil fuels to only two companies, which at December 31, 2022 comprised only 0.1% of Fidelis’ core fixed income portfolio. Furthermore, currently Fidelis has no direct exposure in its investment portfolio to energy companies and its exposure to corporate securities identified as “utilities” comprises less than 1% of the core fixed income portfolio.

Additionally, we have taken action in each year since 2018 to more than offset our operational carbon emissions and we are committed to continuing to do so going forward. In 2018, 2019, 2020 and 2021, we offset our carbon emissions at 125%, 150%, 200% and 150%, respectively, on a tons-of-carbon-equivalent basis through the use of carbon credits. Currently, we are calculating our operational carbon emissions for 2022, and intend to offset more than 100% of those emissions. We partnered with relevant industry specialists to calculate our carbon emissions.

We were also awarded carbon credits through investments in Earth’s forests, including forest protection in investments in the April Salumei area of Papua New Guinea in 2018 and 2019 and reforestation projects in Nicaragua and Tanzania in conjunction with CommuniTree and Hazda Hunter Gatherers in 2020 and 2021, respectively.

Diversity, equity and inclusion are integral to Fidelis and we aim to continue to pursue a strategy that increasingly reflects the markets in which we do business. We pursue a diversity, equity and inclusion strategy that includes accountability, representation, advancement, culture, outreach and fostering a sense of belonging for all our employees. We employ targeted recruiting strategies to identify diverse candidates and partner with external agencies to advertise vacancies with the goal of increasing the hiring of women and ethnically diverse employees. Where available, we monitor certain diversity, equity and inclusion statistics (gender, ethnicity, age, marital status, religion, caring responsibilities and disability, each as provided by candidates on a voluntary basis) both at the outreach/interview stage and for our employee population so that we can see progress with respect to the diverse candidate pools. Comparative data on diverse candidate sourcing available to us demonstrates an improved diversity mix of approximately 1% across gender and approximately 6.5% across ethnicity from December 31, 2021 to February 1, 2023 (being the latest practicable date), acknowledging that the number of employees following the consummation of the Separation Transactions has been reduced due to staff transfers to Fidelis MGU. In addition, we seek to promote our diverse talent from within, identifying those that have potential to take on more senior roles and fast-tracking them through exposure to a wide range of business opportunities as well as structured training and development.

Strategic Relationship with Fidelis MGU

We believe the insurance industry is evolving rapidly and is primed for further value chain disaggregation, which will allow specialist underwriters to benefit from access to clients and risks and to provide access to alternate forms of capital.

Following the consummation of the Separation Transactions, MGU HoldCo became a minority investor in FIHL (holding approximately 9.9% of the Common Shares) and entered into the Framework Agreement with FIHL to build a long-term agency relationship that provides strong economic and strategic alignment between the two groups of companies.

The Framework Agreement, under which Current Fidelis secures business from Fidelis MGU, has a rolling initial term of 10 years. Years one to three will roll automatically (each year resetting the term of the Framework Agreement to a new 10-year period) and the notice to roll will be deemed given at the end of years one, two and three (i.e., the years roll automatically and will not be subject to any underwriting target or preconditions to rolling). From year four onwards, the Framework Agreement will roll at the sole written election of FIHL, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by FIHL to elect not to roll the Framework Agreement on or after year four will mean that the remainder

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of the 10-year term then in effect will continue in place (i.e., the Framework Agreement will have a further nine years to run in the first year following the election by FIHL not to roll the Framework Agreement). See “Material Contracts and Related Party Transactions—Framework Agreement.”

Fidelis MGU manages underwriting, origination, outwards reinsurance, actuarial and claims services with close review and oversight from Current Fidelis to ensure adherence with the agreed upon Group Annual Plan, which sets out our underwriting parameters and risk tolerances in respect of our three-pillar underwriting strategy on a gross / net basis for each annual period. While the Framework Agreement establishes the overarching parameters of the outsourced underwriting relationship between Current Fidelis and Fidelis MGU, the relationship is more specifically governed on a jurisdictional basis by a series of Delegated Underwriting Authority Agreements. The parties to each Delegated Underwriting Authority Agreement will prepare their own Subsidiary Annual Plan. See “Material Contracts and Related Party Transactions—Framework Agreement—Subsidiary Annual Plans.” Fidelis MGU provides us with a number of enterprise and support services on a cost plus basis, such as accounting, other finance and reporting services, IT infrastructure, maintenance and system development services and facilities management services pursuant to the Inter-Group Services Agreement between FIHL and MGU HoldCo. See “Material Contracts and Related Party Transactions—Inter-Group Services Agreement.”

We will continue to leverage Fidelis MGU’s sophisticated underwriting technology and talent and will benefit from our shared history in underwriting principles, strategic visions, and managerial approaches. Our arrangement is governed by arm’s-length terms for origination and management consistent with industry commission levels, including market overrider commissions, and with a focus on aligning incentives for strong underwriting performance. Ceding commissions payable to Fidelis MGU will be charged for underwriting, claims and actuarial pricing services and will be calculated based on NPW to ensure alignment on reinsurance purchasing. To avoid fee duplication, ceding commissions payable for open market business sourced by Fidelis MGU are set at 11.5% and ceding commissions payable for business sourced by Fidelis MGU via third-party managing general underwriters to whom underwriting authority has been sub-delegated by Fidelis MGU are set at 3.0%. Business that continues to be sourced by subsidiary cells of Pine Walk Capital will continue to follow the fees and commissions set under those agreements. For the year ended December 31, 2022, the fees and commissions attributable to subsidiary cells of Pine Walk Capital were approximately 10.0% on average of the total Pine Walk Capital GPW. Long-term objectives will be further aligned by FIHL paying an ongoing Portfolio Management Fee to Fidelis MGU and a 20.0% profit commission on Binder Operating RoE above a hurdle rate of 5.0% calculated on an aggregate basis for Current Fidelis. Binder Operating RoE is defined in the Framework Agreement as FIHL’s consolidated net underwriting margin (disregarding any business not underwritten by Fidelis MGU following the date of the Framework Agreement and the effect of any FIHL Procured Outwards Reinsurance, as defined in the Framework Agreement) plus all overriders retained by Current Fidelis (disregarding the effect of any FIHL Procured Outwards Reinsurance), minus an Administrative Expenses Allowance (defined in the Framework Agreement as a sum equating to 2.3% of net premiums written), minus the proportion of FIHL’s costs of financing its debt and preference securities included in FIHL’s total capital that is deemed to be allocated to Fidelis MGU, minus the total accumulated ceding commission that is payable by Current Fidelis to Fidelis MGU, minus the Portfolio Management Fee relating to business underwritten by Fidelis MGU, divided by the proportion of FIHL’s opening common shareholders’ equity adjusted for dividend and equity raises (as set out in year-end consolidated audited accounts) that is deemed to be allocated to Fidelis MGU. The calculation of such profit commission will include a deficit carry-forward mechanism for a maximum of three years in which the Binder Operating RoE is below zero. For a more detailed discussion of the fees and commissions payable by Current Fidelis in connection with its outsourced relationship with Fidelis MGU, see “Material Contracts and Related Party Transactions—Framework Agreement—Fees and Commissions.”

We believe the recently completed Separation Transactions make us a scaled property, bespoke and specialty (re)insurer with long-term access to a sophisticated underwriting team focused distinctively on portfolio optimization and insurance portfolio management. Under this structure, we believe we are well positioned to generate attractive returns, deploy capital toward profitable underwriting opportunities sourced through our strategic arrangement with Fidelis MGU, and grow our business. The strategic arrangement adheres to our long-

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standing philosophy of writing insurance and reinsurance in areas where deep expertise is required to deliver an attractive risk / reward profile through (re)insurance cycles.

The Existing Common Shareholders Agreement will be amended and restated effective as of the consummation of this offering. The Amended and Restated Common Shareholders Agreement will retain a number of rights granted to MGU HoldCo under the Existing Common Shareholders Agreement, such as certain consent rights, minority shareholder protections and board nomination right. Under the terms of the Amended and Restated Common Shareholders Agreement, for so long as MGU HoldCo holds 4.9% of the Common Shares of FIHL and the Framework Agreement is in effect, the consent of MGU HoldCo will be required for FIHL to undertake certain actions, including effecting any change in the jurisdiction, incorporation or name of FIHL or any member of Current Fidelis, making a material change to the nature or scope of the business underwritten by FIHL and any member of Current Fidelis, effecting any amendments to its constitutional documents that are reasonably likely to have a material adverse effect on Fidelis MGU and making certain acquisitions or dispositions of assets. MGU HoldCo will also enjoy certain pre-emptive rights in respect of further Common Share issuances, provided that MGU HoldCo will no longer be entitled to exercise the above mentioned rights if MGU HoldCo sells any of its Common Shares or its ownership of FIHL’s Common Shares otherwise falls below 4.9% as a consequence of a dilutive action taken by FIHL. The prohibition on MGU HoldCo selling any of its Common Shares shall not apply in the event of a Common Share buyback or other transactions undertaken by FIHL in response to certain adverse regulatory or accounting effects on MGU HoldCo. Additionally, MGU HoldCo will be entitled to nominate one individual to serve as a director on the Board, for so long as MGU HoldCo together with its Investor Affiliate Transferees or Investor In Kind Transferees holds at least 50% of its Initial Investor Shares. See “Material Contracts and Related Party Transactions—Other—Common Shareholders Agreement” and “Description of Share Capital—Certain Provisions of the Amended and Restated Bye-Laws—Number of Directors” for a detailed description of these rights and the definitions of “Investor Affiliate Transferees,” “Investor In Kind Transferees” and “Initial Investor Shares.”

Our Business; Overview

We focus our business on three pillars: Bespoke, Specialty and Reinsurance. We believe our three-pillar strategy and capabilities allow us to take advantage of the opportunities presented by evolving (re)insurance markets and proactively shift our business mix across market cycles.

Bespoke

For the year ended December 31, 2022, the Bespoke pillar accounted for 26.1% of our GPW and 30.2% of our NPW with an underwriting ratio of 68.5% and a loss ratio of 31.3%. GPW in the Bespoke pillar grew from $209.9 million for the year ended December 31, 2017 to $783.2 million for the year ended December 31, 2022, a compound annual growth rate of 30.1%, despite our decision to maintain our GPW in 2020 at the same level as in 2019 in light of political and economic uncertainties arising from the COVID-19 pandemic. During the period from 2017 to 2022, our average underwriting ratio was 57.7%. In 2022, the Bespoke pillar generated $119.3 million in underwriting income.

The Bespoke pillar focuses primarily on highly tailored and specialized products, including policies covering credit and political risk, political violence and terrorism, limited cyber reinsurance, tax liabilities, title, transactional liabilities and other bespoke products that fit our criteria. The relationships we have formed with clients and brokers, the underwriting expertise required, and nature of the underlying risks create a higher barrier to entry and help us maintain our position as a leader in the industry. Typically, these lines do not follow the established (re)insurance cycle and are largely influenced by prevailing economic conditions at a given time. As such, these products require highly specialized pricing and other models tailored to the risk profile. For example, for certain significant risk transfer transactions, pricing is largely driven by counterparty credit quality which has low correlation with the current (re)insurance cycle and high correlation with the overall economy and macro events. As a result, Bespoke policies follow a different and diversified loss pattern relative to our Specialty and Reinsurance pillars.

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The Bespoke portfolio has several economic features that we believe are financially attractive. The contracts often have multi-year tenors, and the products generally have expected low and stable attritional loss ratios over the exposure period. The combination of longer tenor and lower expected loss experience creates the potential to capture additional embedded value as premiums are earned over the exposure period under U.S. GAAP. Additionally, the contracts are highly capital-efficient as these risks tend to have little or no correlation to peak natural catastrophe perils driving a higher RoE than other lines. Furthermore, the contracts typically have customized provisions rather than standard market contractual provisions, creating opportunities to optimize pricing and establish proprietary, recurring relationships with clients. The custom and direct nature of the business has allowed us to lead on substantially all of our contracts creating tailored terms, conditions and pricing.

The Bespoke pillar benefits from quota share, aggregate and stop loss and excess of loss retrocessional cover, which helps to minimize the potential net losses in the business written.

Our Bespoke pillar is central to our business, and we believe it is one of the key differentiators of our business from that of other specialty insurers. The specialist nature of this business combined with lower levels of market competition result in a less commoditized, more tailor-made product that delivers better and lower volatility underwriting performance with less exposure to the typical (re)insurance cycle. The capital-efficient nature of these products and potential for high RoE allow us to retain sufficient capital to withstand deterioration through (re)insurance cycles while avoiding accumulation of excess capital like many of our competitors focused primarily on high-volatility property reinsurance.

Specialty

For the year ended December 31, 2022, the Specialty pillar accounted for 53.7% of our GPW and 57.0% of our NPW with an underwriting ratio of 85.4% and a loss ratio of 59.7%. GPW in the Specialty pillar grew from $70.8 million for the year ended December 31, 2017 to $1,610.7 million for the year ended December 31, 2022, a compound annual growth rate of 86.8%. During the period from 2017 to 2022, our average underwriting ratio was 65.5%. In 2022, the Specialty pillar generated $124.6 million in underwriting income.

The Specialty pillar classes include aviation, energy, space, marine, contingency and property D&F. Given the current position of the reinsurance market in the insurance cycle, we have used our Specialty pillar increasingly to deploy capital targeted to natural catastrophe exposure through property D&F lines of business rather than through our Reinsurance pillar. We further capitalized on market dislocations and associated rate increases in key classes such as marine and aviation to increase the amount of business written. Our aviation, property D&F and marine businesses are among the leading franchise positions in the London market. The Specialty pillar benefits from quota share, aggregate, stop loss and excess of loss retrocessional cover and industry loss warranties, which helps to minimize the potential net losses in the business written.

Our Specialty pillar provides us with access to capital-efficient business and facilitates diversification of our exposures. Due to the soft rate environment in years prior to 2020, this pillar has historically been the smallest contributor to our GPW. However, following the significant dislocation in the market beginning in late 2019 when a number of large carriers exited the Specialty market, Fidelis assessed that return hurdles in its Specialty pillar were at levels that had the potential to grow in this segment, and Fidelis increased its Specialty pillar GPW significantly in 2020 and 2021 (representing a 236% per annum GPW growth from 2019 to 2021) and continued to do so in 2022. In 2022, we experienced further pricing momentum and enhanced terms and conditions as dislocations affected several lines, including war cover for marine and aviation lines driven by the Ukraine Conflict, contingency driven by COVID-19, and property D&F driven by Hurricane Ian.

In the Specialty pillar, we leverage Fidelis MGU’s ability to adapt to constantly evolving market dynamics and develop specialized and tailored pricing and aggregation models while maintaining a disciplined underwriting approach. Our underwriters work to form, and via the sophisticated underwriting expertise at Fidelis MGU we continue to develop, collaborative relationships with brokers and clients, offering them the full

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suite of our existing products as well as working with them to innovate new product ideas. This relationship-driven approach allows our underwriters, and will allow underwriters at Fidelis MGU on our behalf, to identify from existing clients additional underwriting opportunities for providing cover on other related lines of business. We typically seek out capacity-driven layers with attractive pricing, often focusing on dislocated markets, and look to ensure successful and sustainable growth in this pillar through developing and maintaining an excellent broker network.

Reinsurance

For the year ended December 31, 2022, the Reinsurance pillar accounted for 20.2% of our GPW and 12.9% of our NPW with an underwriting ratio of 106.2% and a loss ratio of 74.3%. GPW in the Reinsurance pillar grew from $265.2 million for the year ended December 31, 2017 to $606.2 million for the year ended December 31, 2022, a compound annual growth rate of 18.0%. During the period from 2017 to 2022, our average underwriting ratio was 89.2%.

Our Reinsurance pillar consists of an actively managed, primarily residential property catastrophe reinsurance book, with closely controlled aggregates using Fidelis MGU’s proprietary FireAnt aggregation and analytics system to monitor exposures in real time. The Reinsurance pillar also includes property retrocession and a limited amount of composite and multi-class asset reinsurance. In the context of excess of loss reinsurance products, we focus on underwriting attachment points largely exposed only to true catastrophe events. The portfolio is global in nature with a strong North American concentration and smaller exposures in Japan, Europe, Australasia and elsewhere throughout the world. The Reinsurance pillar benefits from quota share, aggregate, stop loss and excess of loss retrocessional cover, catastrophe bond cover and industry loss warranties, which helps to minimize the potential net losses in the business written. We believe our strategy of pursuing closely controlled aggregates and focusing on residential portfolios in the Reinsurance pillar helps keep volatility lower than a typical catastrophe book.

We benefit from Fidelis MGU’s sophisticated analytics capabilities and live aggregation tools, excellent relationships with a blend of regional and nationwide carriers (both in the United States and internationally), and strong retail and wholesale broker relations in the distribution of our products. Since 2021, we have developed a view of risk informed by thorough analysis and discussions with weather and forecasting experts. We have concluded that the effects of climate change on perils such as convective storm, flood and wildfire are not currently represented adequately in current vendor models. As such, we have superimposed our own expectations of frequency and severity on third-party vendor models, which are well in excess of average Bermuda (re)insurers’ loads, to form a base for exposure and aggregation tracking.

For the year ended December 31, 2022, the Reinsurance pillar had a $17.1 million net underwriting loss, primarily driven by Hurricane Ian losses in the United States. We have taken proactive steps to reduce volatility and reshape our Reinsurance portfolio to focus only on clients with stronger financial and loss adjustment capabilities and the resources to adjust and manage high volumes of claims in-house. As a consequence, the property reinsurance portfolio was reduced for 2022 and, subject to opportunities that may develop, is expected to remain at reduced levels for 2023, reducing natural catastrophe volatility across the portfolio. We are increasingly deploying reinsurance capital across large-scale, well-resourced national accounts away from smaller regional underwriters, who we believe are less able to adjust and manage large catastrophe events. We have reduced our exposure to the middle layers of treaty accounts which are more exposed to increased frequency and severity of losses as a result of climate change and secondary perils associated with floods and wildfires without commensurate increases in rates. Over time, we expect the impact of these changes to improve the quality of our natural catastrophe-exposed portfolios and reduce volatility. As ever, we will continue to leverage our nimble underwriting abilities and ability to adapt to constantly evolving market dynamics to source business when favorable market conditions are present. If there is an increase in property catastrophe rates, as well as favorable terms and conditions, we would intend to capitalize on those trends and dislocations.

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Insurance Market Conditions

We believe we have significant market opportunities given our ability to innovate and adapt to evolving market conditions. Global economic and industrial development, population increases, greater product awareness and distribution, as well as inflation continue to drive increased need for insurance and reinsurance. The current insurance and reinsurance market environment has experienced a prolonged period of rate increases, structural enhancements and continued improvement of terms and conditions. However, we believe that the higher loss ratios experienced by many of our competitors in recent years due to the frequency and severity of catastrophes has caused some of them to reevaluate and reduce their catastrophe reinsurance business. As companies exit certain (re)insurance markets and/or reduce the scope of their underwriting activities, capacity has been reducing in certain classes, leading to significant year-on-year rate increases in the (re)insurance market since the end of 2019. Some classes of business that have experienced larger rate increases include property catastrophe, property D&F, specialty markets such as aviation, marine, energy and contingency and casualty markets such as medical malpractice and healthcare (with medical malpractice and healthcare being lines of business which Current Fidelis does not write) which is reflective of the hardening cycle being driven by a lack of underwriting profits rather than capital. We believe that this combination of factors is driving a sustainable favorable market environment, with a focus on risk management, disciplined risk selection, reasonable terms and profitable business, which presents significant market opportunities for us. Global commercial insurance prices rose 4% in the fourth quarter of 2022, making the fourth quarter of 2022 the ninth consecutive quarter of price increase since global pricing increases peaked at 22% in the fourth quarter of 2020. In particular, we see the emergence of five themes supporting continued rate hardening:

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Climate Change. The frequency and severity of catastrophes is rising as seen by the increases in catastrophes globally in more recent years, requiring rate increases to keep pace. We believe that the impact of a warming climate and increased atmospheric moisture and changing weather patterns will result in increased frequency and severity of elemental catastrophe losses (elemental risks related to the elements i.e., weather related hail and storms etc.). The frequent incidence of annual industry-wide natural catastrophe losses in excess of $100 billion in the aggregate during the period from 2018 to 2022 has led us to reshape our portfolio and reduce our exposure to certain perils, thereby reducing the volatility traditionally associated with the property reinsurance classes. Many of our competitors have experienced higher loss ratios in the same period than in prior cycles and combined ratios in excess of 100%, causing them to reevaluate their levels of premiums written against catastrophe reinsurance (see “—Competition”). Decreased participation has created a lack of supply of reinsurance capacity causing upward pressure on price. We expect this trend to continue, which would allow Fidelis MGU to underwrite select attractive policies on our behalf and position us to deliver strong risk-adjusted returns.

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Casualty. We believe reserves across the industry remain deficient for accident years from 2013 to 2019 based on prior year adverse developments for several casualty underwriters. Further adverse developments and actual loss payouts may deplete competitors’ capital and impair their ability to underwrite additional casualty risks. Given Fidelis has made the strategic decision not to write the traditional casualty classes such as general liability, financial lines, directors and officers, and errors and omissions, it is not affected by these potential capital constraining issues, which we believe provides us with a competitive advantage due to our continued position of strength.

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Cost Inflation. Numerous countries including the United States are experiencing inflation in wages, materials and parts. Real inflation for expert loss adjusters and building materials, exacerbated following a catastrophe, is causing an increase in loss ratios above modeled results for many insurers and complicating future estimates. This effect is increasing losses for multiple areas of the Excess & Surplus, Property & Casualty and reinsurance markets leading to rate increases and decreased appetite. Fidelis incorporates a specific cost inflation factor in its risk modeling to mitigate the effects of inflation. In addition, social inflation driven by changes in societal views on litigation aimed at insurers is a recent and developing risk highlighted by industry leaders and leading to larger claims. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Current Outlook, Market Conditions and Rate Trends.”

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Conflict. The Ukraine Conflict has created uncertainty and potential losses for both global direct insurers and reinsurers. Some lines of business are subject to asymmetrical loss profiles exacerbated by war and armed conflict, which are likely to reduce supply and/or accelerate rate changes. Additionally, aviation, marine, political risk and political violence lines are likely to be particularly impacted as insurers calibrate their losses, reserve, and court proceedings begin on potential claims. Fidelis continues to monitor the Ukraine Conflict to determine the ultimate impact from lines of business which may be exposed to the Ukraine Conflict, including aviation, marine, political risk and political violence contracts.

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COVID-19. Despite improving case and severity data, we believe industry losses since the beginning of the COVID-19 pandemic have not yet been fully captured. A significant number of outstanding claims and litigation beyond traditional mortality policies persists which may lead to changes in future policies and the risk-appetite of current underwriters. Recent judicial decisions in local markets have made adverse rulings relating to business interruption and treating each case as a separate claim with single claim limits. These rulings could affect the general interpretation of business interruption policies and may increase the level of insurers’ liability in the relevant markets by reducing their ability to aggregate policyholders’ losses when applying single claims limits. Fidelis has limited or no exposure to highly impacted businesses (such as U.K. commercial insurance, contingency (which Previous Fidelis began to write after the COVID-19 pandemic began in March 2020) and trade credit), and we continue to believe the effects of the COVID-19 pandemic will impact loss estimates for our competitors, future policies and competitor behavior.

These market conditions have led to a compelling dislocated underwriting opportunity in numerous specialty areas in which we underwrite.

Our Competitive Strengths

We believe that our competitive advantages are based on the following key strengths:

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Highly experienced, well regarded management team. Our management team consists of industry veterans with many years of relevant experience in insurance, providing FIHL with the necessary functional support, supplemented by the services stipulated under the Framework Agreement and Inter-Group Services Agreement. We are led by Mr. Daniel Burrows, who, prior to joining Fidelis in 2015, was the co-CEO of Aon Benfield’s GRS division. Prior to assuming the CEO role at FIHL, Mr. Burrows had been leading Fidelis’ Bermuda operations and was most recently the Executive Chairman of FIBL and Group Managing Director. The other members of the management team are a mix of experienced individuals who have had held key roles at Fidelis and have long histories of working with Fidelis MGU, along with other experienced professionals from other industry peers.

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“First choice” access to one of the best underwriting teams in the industry. The performance of our business portfolio will be a direct result of the capabilities of the Fidelis MGU management team, led by Richard Brindle, who is the Chairman and CEO of Fidelis MGU. Mr. Brindle brings more than 38 years of experience in the insurance industry and is known for his track record of outperformance across Lloyd’s syndicates and Lancashire under his leadership. Mr. Brindle was acknowledged by A.M. Best in August 2018 to be one of the most successful underwriters in the worldwide insurance market and has a track record of outperformance over the past 30 years. From 2017 to 2022 the Fidelis MGU management team has outperformed peers across key profitability and growth metrics. Between 2017 and 2022, Fidelis achieved strong underwriting performance with an average loss ratio of 45.3% and an average combined ratio of 85.8%. The Fidelis MGU management team brings many years of cumulative experience in broking, underwriting, corporate and actuarial roles as well as long-term client and broker relationships. Mr. Brindle previously founded Lancashire with over $1 billion of start-up capital in December 2005 and grew it into a key player in the (re)insurance market listed on the London Stock Exchange. Under the Framework Agreement, we secure business for a rolling term of 10 years, providing long-term certainty that we will leverage Fidelis MGU’s well-established and sophisticated underwriting capabilities. See “Material Contracts and Related Party Transactions” and “The Separation Transactions.”

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Significant scale achieved since establishment and clean platform for growth. We believe our scale achieved since inception and our access to Fidelis MGU’s sophisticated underwriting analytics and technology platform will give us a competitive advantage. Since we started underwriting in 2015, we have grown our insurance book significantly through organic business expansion including through increased client penetration, new product development, long-term relationships and new reinsurance partnerships. Between 2017 and 2022, we had extremely strong growth with an average year-over-year GPW growth rate of 40.6% compared to 14.5% from other specialty insurers during the same period (including Arch, W. R. Berkley, Argo, Markel, Aspen, Everest Re, Renaissance Re, Axis, Beazley, Hiscox, and Lancashire), while delivering top quartile underwriting profitability. As our long-tenor business lines (such as Bespoke products) continue to scale, we believe there will be higher convergence of NPE and NPW as prior period UPR continues to earn and have a favorable impact on NPE increasing.

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Strong capital position. We have a strong balance sheet and are committed to preserving our financial strength. At December 31, 2022, our total assets were $8.3 billion and our total cash and investments (including restricted cash) totaled $3.8 billion, primarily highly rated, liquid fixed maturity assets. Our $2.5 billion total capitalization (which includes our preference securities and issued debt) provides us with the flexibility to engage in attractive underwriting opportunities and scale quickly when market conditions warrant increased business.

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Nimble approach and focus on bottom line. We take pride in making reasoned decisions to actively enter and grow or reduce and exit specific lines of business as opportunity arises or diminishes, leveraging the UMCC to assess opportunities in real time with all key decision-makers. We believe our nimble approach and firm focus on bottom-line profitability (i.e., net income, as opposed to top-line growth) of each line of business is key to our strategy and success. We will establish our underwriting parameters and risk tolerances in respect of the three-pillar underwriting strategy in the Group Annual Plan, which will be prepared by Fidelis MGU in consultation with Current Fidelis and presented to Current Fidelis for formal approval on a gross/net basis.

Our strategy is to increase line sizes where appropriate, take the lead in requiring rate changes and establish ourselves as the “go to” market for solutions through our in-force portfolio and new classes of specialty and bespoke products. Depending on market conditions, Fidelis MGU, with our consent, may exercise its discretion in coordination with us to increase retention by reducing outwards quota shares to take further advantage of the continued hardening of rates. Similarly, we may also coordinate with Fidelis MGU to increase line sizes as conditions warrant. We intend to grow specialty classes by writing large line sizes to further push rate increases and access new classes where there is significant market dislocation. We expect to grow our bespoke and specialty products through a combination of organic growth of our already well-established footprint, systematic cross-selling to clients and innovative new products while maintaining quality underwriting information, high-quality risk selection and multi-line aggregation tools and technology.

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Access to well-diversified, multi-line (re)insurance risk. We prioritize pursuing a targeted diversification strategy focused on three pillars—Bespoke, Specialty and Reinsurance. We have built a portfolio leveraging our ability to remain agile across market cycles with 74 lines of business across our three pillars at March 31, 2023. Our products serve numerous industries, types of exposure, and geographies. We believe that Fidelis MGU’s ability to price and aggregate bespoke risks, adapt to evolving market dynamics in the specialty market, and continually optimize in reinsurance markets uniquely positions us to continue to grow a profitable portfolio. The breadth of our portfolio offering in conjunction with our partnership with Fidelis MGU also allows us to adjust line sizes and retention rates based on prevailing market conditions and achieve optimal economics for the overall portfolio. The three-pillar strategy is central to our growth as it allows us to deliver attractive risk-adjusted returns to shareholders in the long term by managing through (re)insurance cycles and deploying to the most favorable market conditions across the three pillars.

•	Innovative product offering positioned for continued growth. We focus on building first mover advantages across our markets. Our product portfolio evolves in response to client demand for bespoke,

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tailored products and our market-driven, real-time assessment of risk. Over the past four years, we have grown our book of newly created solutions across a wide range of sectors including airline, intellectual property, marine, and residential mortgage, expanding our business lines to 74 lines at March 31, 2023 from 43 at December 31, 2017. Through this innovation, we have further strengthened our three-pillar strategy and our position as a skilled specialty insurer.

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Proprietary technology integration with full control of data. We will continue to leverage Fidelis MGU’s proprietary and sophisticated technology platform. As a business that was established in 2014, Fidelis had the benefit of building a proprietary underwriting platform free from constrained legacy systems. We believe that the technology platform, which is owned by Fidelis MGU, has significant advantages over our competitors. It is our understanding, that many peers use hybrid platforms built more than a decade ago, that spread between various fragmented modules which reduce their agility and make it difficult to effectively analyze real-time data. Fidelis has a single holistic pricing, aggregation and analytics platform (i.e., FireAnt), which helps us avoid key pitfalls of other systems including: time wasted in duplicating data entry across multiple systems, inconsistency of modeling and pricing approach, inability to raise queries across multiple lines simultaneously, no direct link offered to outwards reinsurance and capital structures, and lag time for those other systems to respond to emerging risks. The technology platform will enable Fidelis MGU to take full control of data with no “black box” third-party assumptions. We believe that the platform leverages high-quality outside software with custom tools developed purposefully and in-house with the ability to aggregate and analyze data on a real-time basis. This includes third-party risk models and software, Jarvis (a custom integrated group data warehouse), Tyche (third-party capital modeling application), Prequel (a custom policy administration system) and FireAnt (a custom pricing, simulation, exposure aggregation, and portfolio optimization tool). FireAnt allows for optimization of returns and management of volatility and capacity based on real time data. The highly specialized data capabilities developed and presently in use by Fidelis have driven enhancement in underwriting across Bespoke and Specialty lines including marine, aviation and terrorism where live data is actively analyzed to unlock new opportunities.

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Embedded ESG initiatives that are core to our business. We believe our commitment to ESG and following the initiatives set out below is core to our success as a business. In order to have a practical approach to implementation of ESG considerations, we have adopted the following as key areas of focus: animal welfare, armaments, capital punishment, coal and arctic drilling, anti-slavery/human trafficking and diversity, equity and inclusion. Fidelis MGU will continue to incorporate an ESG assessment into its underwriting on our behalf and is continually refining its process for reviewing individual insurance risks. Fidelis in the U.K. market has promoted the use of a forced labor clause prohibiting the use of any form of forced labor in marine cargo business and is cooperating with the U.K. Independent Anti-Slavery commissioner and Anti-Slavery International, a non-profit organization to develop a commitment to which insurers and brokers can sign up. In 2022, we implemented forced labor clauses in approximately 80% of our marine cargo accounts.

Fidelis is the first U.K. market insurer to sign up to The Poseidon Principles on Marine Insurance which pledges a net zero marine hull insurance portfolio by 2050. We actively support the transition to a net zero global economy by making renewable energy one of our classes of underwriting, including the construction of offshore wind turbine farms. Fidelis became a member of ClimateWise in August 2022. The ClimateWise Principles require members to disclose their responses to the risks and opportunities of climate change and are aligned with the Task Force on Climate-related Financial Disclosure framework. So long as we remain a member we intend to report annually on actions taken in support of those principles.

We drive employee engagement through opportunities for employees that we believe help them live out their values at work. The employee-led Fidelis Insurance Green Team, which has representatives from each office, suggests ways to reduce our corporate carbon impact and improve recycling rates, such as our 200% carbon usage offset in 2020 and 150% in 2021. In 2022, we intend to continue to target to offset more than 100% of our carbon usage. We support social mobility and diversity in our communities through our support

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for The Brokerage, a social mobility charity (a number of whose interns have become our full-time employees) and the Afro-Caribbean Insurance Network.

We maintain underwriting and investment restrictions that align with our ESG principles, such as excluding a number of sectors that we believe pose risks of harm to people, animals and the environment. Furthermore, FIHL’s investment portfolio is managed in a manner that is consistent with Fidelis’ sustainability principles and its ESG objectives. The core fixed maturity portfolio has target GSS investment thresholds, prohibits issuers with poor ESG ratings, and restricts certain industries and behaviors.

Our Strategy

We are set up to be nimble, thoughtful, and efficient decision-makers and we believe that we are able to respond quickly to an ever-changing world and a constantly evolving marketplace. We believe these attributes allow us, together with Fidelis MGU, to target opportunities that we expect to offer a compelling balance of risk and reward for our shareholders. We intend to continue to scale our business when favorable market conditions are present, pursue prudent capital management and profitable underwriting on a loss ratio and combined ratio basis, and target an Operating RoE of approximately 13.0% to 15.0%. Our strategy involves the following:

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Expand our presence in Bespoke and Specialty. We expect to continue to leverage our access to Fidelis MGU’s long-standing and trusted relationships with brokers and clients, built over the years by key executives, some of whom have almost 40 years of experience in bespoke and specialty markets. Fidelis MGU intends to continue to follow a structured approach with regard to maintaining such relationships through its participation in industry events and through continuing to hold regularly scheduled meetings with clients and brokers, thereby preserving access to CEOs and senior management teams of its most important business partners. The continued access to such long-standing and trusted relationships coupled with Fidelis MGU’s extensive expertise will provide significant opportunity to quote, underwrite and bind attractive niche specialty insurance policies in an efficient manner. By focusing on markets in which Fidelis MGU has particular expertise and in which we can provide new, innovative products, we believe we have a strong ability to capture profitable business. The Bespoke and Specialty pillars have benefited from a hardening pricing environment over recent years which has enhanced our recent profitability ratios. In keeping with our nimble approach and leveraging the UMCC, where all lines of business are considered in real time, we expect Fidelis MGU (and consequentially, Current Fidelis) to be able to pivot quickly to the most attractive opportunities. Currently, we expect a hard property reinsurance market will further continue in 2023 and into 2024 and we are planning to take advantage of reinsurers’ increased bargaining power in such hard market to reduce our aggregate exposures. As a result, in our Bespoke pillar, in line with the current economic outlook, we expect to limit the growth in traditional mortgage products and focus instead on lines such as intellectual property, political violence, political risk and transactional liabilities. In our Specialty pillar, we expect the aviation market to continue the hardening of previous rates following potential losses from the Ukraine Conflict. Similarly, the property D&F market is also expected to harden further following losses from Hurricane Ian, which impacted Florida and the American southeast in September 2022. Currently Europe is our leading market, closely followed by North America, with a smaller portion of our business in Asia and other jurisdictions. The (re)insurance business we write across our Bespoke, Specialty and Reinsurance pillars can be analyzed by geographic region, reflecting the location of the (re)insurer as follows: for the year ended December 31, 2022 our GPW generated for exposures in Europe was 50.6%, in North America was 37.4% and in Asia was 5.9%, while GPW in other jurisdictions was 6.1%. Although we do not expect a significant change to the geographic mix of our business, we will continue to focus on developing new and innovative products in response to market needs, remaining agile and nimble to the developing demands of clients. A recent example of such innovation is the cooperation between Previous Fidelis and Aon in 2021 on developing a product that allows early stage companies to leverage their intellectual property with a credit wrap insurance product to reduce the costs and increase the availability debt finance from lending institutions. Furthermore, in 2022 Previous Fidelis led the development of an aviation product that, once deployed, will provide a real-time quoting service for

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airlines and airline service providers to reinstate cover if the provision immediately cancelling cover is triggered as a result of a detonation of a nuclear device in their compulsory insurance coverages.

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Generate underwriting profits. We will continue to focus on underwriting profitably through (re)insurance cycles in partnership with Fidelis MGU. As our insurance portfolio matures and scales, we believe we will also have an opportunity to increase our underwriting leverage. We seek to direct capital to opportunities based on market conditions to address client needs at better pricing opportunities. We will leverage our relationship with Fidelis MGU to continue disciplined underwriting via the use of Fidelis MGU’s integrated technology solutions, including monitoring real-time market conditions to best capture unique opportunities.

Fidelis MGU’s robust daily processes will enable it, on our behalf, to maintain a live, dynamic picture of the current underwriting environment that drives daily underwriting decisions, including our daily UMCCs. We believe that our risk selection as a result of these robust processes should allow us to deploy significant line sizes that in turn allow us to be a “rate maker” rather than a “rate taker.”

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Maintain diversification and low volatility. We seek to maintain significant diversification in our business lines which limits the correlations to single events. Our strategy has frequently generated better risk-adjusted returns than many of our competitors who focus on specific niches exclusively or have large exposure to natural catastrophe reinsurance. We have taken measures with Fidelis MGU to actively manage and in many cases reshape our natural catastrophe exposure in light of greater severity and frequency of catastrophe events and concerns around global climate change.

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Uphold a strong balance sheet. We believe as interest rates rise, we will have opportunities to earn a higher yield while maintaining an appropriately conservative investment portfolio to support our business. We maintain robust procedures for setting our reserves and actively managing risk in our portfolio. During the last six fiscal years, we have been able to release $150.7 million from our reserves. We believe a robust balance sheet best positions us to be a provider of choice for policyholders and take advantage of large or sudden market pricing dislocations.

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Manage capital prudently. We invest and manage our capital proactively with a goal of generating strong RoE for investors. We believe market conditions will continue to warrant expansion of our premium volume and capital base to take advantage of attractive opportunities. Our goal is for our capital returns program to be focused on ordinary payouts from operating net income and releasing excess capital as appropriate, while balancing any return of capital with the need to take a prudent and efficient approach to capital sufficiency. We believe successful underwriting will allow us to grow our equity and support continued premium growth with an increased ability to fund growth from our own resources and return excess capital to shareholders over time, which may take the form of ordinary dividends, special dividends or share buybacks. Over the full market cycle, we expect to have additional opportunities to manage our capital in order to maintain an appropriate RoE for our shareholders which may include returning excess capital when market opportunities are limited in soft insurance markets.

Outwards Reinsurance or Retrocessional Coverage

We purchase reinsurance to cover the potential accumulation or aggregation of exposures and to cover specific business written when warranted. At December 31, 2022 we had reinsurance balances recoverable on reserves for losses and loss adjustment expenses of $976.1 million and reinsurance balances recoverable on paid losses of $159.4 million. All reinsurance premiums ceded and reinsurance recoverables are either fully collateralized or placed with reinsurers that are rated “A-” or greater by A.M. Best or S&P, other than four reinsurers which are rated “B++” by A.M. Best. Where an insurer does not have a credit rating, the Group receives full collateral, including letters of credit and trust accounts. At December 31, 2022 the three largest balances by reinsurer accounted for 25.3%, 6.0% and 5.0%, compared to 17.4%, 6.8% and 6.3% at December 31, 2021, of the total balance recoverable from reinsurers on paid and unpaid losses. Please refer to note 13 (“Reinsurance and retrocessional reinsurance") of our audited consolidated financial statements contained elsewhere in this prospectus. Under the Framework Agreement, we have delegated authority to design and place such outwards reinsurance to Fidelis MGU in conjunction with the overall management of our book of business.

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The amount of reinsurance we desire to purchase and our reasons for purchasing reinsurance will vary over time. We may purchase reinsurance to manage our capital and the volatility of our underwriting results more effectively or otherwise to facilitate the exit of certain business. This may include, inter alia, increasing our protection from underwriting risks, increasing our overall ability to deploy significant line sizes, reducing and spreading the risk of loss on our insurance and reinsurance business and limiting our exposure to multiple claims arising from a single occurrence.

FIHL and MGU HoldCo will agree to the specific parameters for purchasing outwards reinsurance cover for Current Fidelis on an annual basis (the “Outwards Reinsurance Strategy”). Fidelis MGU is delegated authority to purchase and alter outwards reinsurance cover for and on behalf of the applicable operating subsidiary provided that: (i) the proposed outwards reinsurance cover is consistent with the parameters set out in the Outwards Reinsurance Strategy; and (ii) the underwriting performance of the insurance business in the applicable year is within the pre-agreed parameters set out in the Subsidiary Annual Plan. However, prior to effecting such outwards reinsurance cover, Fidelis MGU must obtain the approval of the relevant operating subsidiary’s Chief Underwriting Officer, who must respond to such proposal within two business days. Placements outside of the Outwards Reinsurance Strategy will be subject to a longer turnaround time as there is more substantive review to be conducted.

We purchase significant levels of reinsurance to reduce exposure to large loss events. The reinsurance we purchase takes the form of quota share, aggregate, stop-loss and excess of loss programs, catastrophe bonds and industry loss warranties. We evaluate the financial condition of our reinsurers regularly and monitor concentrations of credit risk with reinsurers. All reinsurance premiums ceded and reinsurance recoverables are either fully collateralized or placed with reinsurers that are rated “A-” or greater by A.M. Best or S&P, other than four reinsurers which are rated “B++” by A.M. Best. In some cases, Fidelis MGU will be afforded discretion to purchase reinsurance for us from a non-rated source, subject to full collateralization of policy limits ceded under such reinsurance (for example, through purchase of industry loss warranties) or seek direct access to capital markets (for example, through catastrophe bonds).

When we purchase reinsurance protection, we cede to reinsurers a portion of our risks and pay premiums based upon the transferred risk or perils of the subject, right or interest protected by the reinsurance. Although the reinsurer will be liable to us in respect of the business ceded, we retain the ultimate liability in the event the reinsurer is unable to meet its obligations at some later date.

When purchasing outwards reinsurance, Fidelis MGU will ensure that the placement of outwards reinsurance is within the defined terms of our counterparty risk appetite in respect of both the related credit exposure and aggregate exposure. It will also ensure that the outwards reinsurance purchased is in line with the Solvency II eligibility requirements for risk mitigation techniques, including but not limited to:

•	the contractual arrangements and transfer of risk are legally effective and enforceable in all relevant jurisdictions;

•	all appropriate steps have been taken to ensure the effectiveness of the arrangement and to address the risks related to that arrangement;

•	Current Fidelis is able to monitor the effectiveness of the arrangement and the related risks on an ongoing basis;

•

Current Fidelis has, in the event of a default, insolvency or bankruptcy of a counterparty or other credit event set out in the transaction documentation for the arrangement, a direct claim on that counterparty;

•	that there is effective transfer of risk; and

•	the requirements relating to collateral arrangements and guarantees.

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Underwriting and Risk Management

Our underwriting ethos is to underwrite (re)insurance business subject to a process-driven, disciplined, innovative and analytical approach with a focus on delivering superior solutions for clients and brokers. As part of the underwriting process, the Framework Agreement and the Delegated Underwriting Authority Agreements set out the parameters and robust oversight procedures for Fidelis MGU in assessing: (i) adequacy of underlying rates for a specific class of business and territory; (ii) the reputation of the proposed (re)insured; (iii) the geographic area in which the (re)insured does business, together with our catastrophe exposures and our aggregate exposures in that area; (iv) historical loss data for the (re)insured and, where available, for the industry as a whole in the relevant regions, in order to compare the historical loss experience to industry averages; (v) projections of future loss frequency and severity using its view of risk; (vi) if relevant, the perceived financial strength of the (re)insured; as well as (vii) certain ESG factors.

We focus on four key principles governing our underwriting and risk selection approach and strategy, as prescribed by the underwriting parameters and risk tolerances that will be set forth in the Group Annual Plan:

(1)

Discipline. We will leverage Fidelis MGU’s disciplined, analytical underwriting approach, which is focused on real time pre-quote peer review and management of portfolios to allow us to stay ahead of the curve in terms of our offering. As will be set forth in the Group Annual Plan, Fidelis MGU employs robust underwriting controls, including the daily UMCCs. We believe, that the UMCC is unique among our peers. Coming together in this way on daily calls means that there is no siloed underwriting, there is management oversight over all underwriting decisions and there is cohesive portfolio composition across all business lines and pillars. This approach maximizes opportunities for cross-selling and brings a multidisciplinary lens to bear on each underwriting decision and across risk management, exposure management, compliance, contract wordings, actuarial review and claims review.

(2)

Clients and Brokers. Our primary focus is to aim to deliver superior solutions for our clients and broker partners. We will rely on Fidelis MGU’s ability to move quickly in the changing market to deliver bespoke products meeting a client’s demands. Our model is built on the balance of Fidelis MGU’s long-term relationships with quality clients and respect for the core broker distribution model. We encourage multi-tier engagement with brokers using consistent data points to measure performance and identify opportunities.

(3)

Innovation. We recognize that in an ever-changing and competitive market, we must put a lot of emphasis on creativity in bringing new products to market. We intend to benefit from Fidelis MGU’s strong ability in development and innovation when creating new products and client-led solutions. Through our development of new coverages such as the Aircraft Finance Insurance Consortium, or need-driven innovations like policies covering Kabul relief flights and COVID-19 loss of hire, Fidelis has demonstrated an ability to work with clients and brokers to understand their needs and be ever-more responsive and relevant to them with the expanded product offering. We focus on being a “rate maker” rather than a “rate taker” given our strong position in the industry utilizing significant individual risk line sizes, which we expect Fidelis MGU to perpetuate. We will encourage Fidelis MGU to seek to find growth through first mover advantage in response to client demand for bespoke, innovative and new products, such as its recently developed marine transit COVID-19 quarantine product and a product to support the World Health Organization in its global roll-out of COVID-19 vaccines under its COVAX program.

(4)

Risk and capital management. In order to optimize our risk and return, we will allow Fidelis MGU flexibility within closely defined risk tolerances and appetites to allocate risk and capital. Through management’s focus and the outsourcing model with Fidelis MGU, we expect to be able to actively manage risk on a gross and net basis, results in allowing us to increase our capital efficiency.

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Investment Operations

Our investment strategy is focused on delivering stable investment income and reasonable total return through all market cycles while maintaining appropriate investment portfolio liquidity and credit quality to meet the requirements of our clients, rating agencies and regulators and support our underwriting activities.

Our investments are principally managed by two external investment managers through individual investment management agreements. Our Chief Investment Officer monitors activity and performance of the external managers on a regular basis and reports to the Board on at least a quarterly basis. At December 31, 2022, our investments consisted primarily of a diversified portfolio of core fixed maturity securities (including U.S. Treasuries, non-U.S. government bonds, government agency bonds, corporate bonds, mortgage and other asset-backed securities), and a small allocation to risk assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Total Cash and Investments.”

The Investment Committee of our Board establishes investment policies and guidelines and supervises our investment activity. The Investment Committee regularly monitors our overall investment results and performance against our investment objectives, benchmarks, risk appetite and guidelines contained in the investment policy. Our current investment policy contains a prescriptive set of permitted investments and prohibited asset classes, guidelines specifying minimum criteria on the overall credit quality (in addition to individual issuer credit quality), ESG parameters, and liquidity characteristics of the portfolio and includes limitations on the size of certain holdings and restrictions on purchasing certain types of securities and other investments. Any material changes to our investment objectives, benchmarks, risk appetite and guidelines would require Board approval, and the Board will also be required to review any such proposed changes in light of their potential impact on Fidelis MGU, its ability to perform underwriting activities and a general compatibility with the Group Annual Plan. See “Material Contracts and Related Party Transactions—Framework Agreement—Subsidiary Annual Plans.”

Our management team and the Investment Committee review our investment performance and assess credit and market risk concentrations and exposures to issuers. We follow an investment strategy designed to emphasize the preservation of capital and provide sufficient liquidity for the prompt payment of claims. Our investment portfolio is diversified across sectors and issuers, and we have taken a number of steps to ensure that we hold sufficient cash available to meet our obligations. At December 31, 2022, 36.7% of our total cash and investments was held in cash and 60.2% of our total cash and investments was invested in core fixed maturity investments (with 12.2% of our fixed maturity portfolio rated “BBB” or lower and no securities rated lower than “BBB”).

We have minimal direct exposure to Russian equities and minimal exposure to fixed maturity assets impacted by sanctions. We have direct exposure to one bond (held in our own account) which has become subject to sanctions relating to the Ukraine Conflict. The bond is not in possession or control of a U.S. person. The bond has a maturity date of November 21, 2023 and an original cost of $490,000. We also have some limited exposure to Russian bonds and currency forwards through the Group’s approximately 5% investment in the Wellington Opportunistic Fixed Income UCITS fund, holding a proportional 5% share of each of the fund’s investments. We have no material exposure to Russian equities. We consider that our level of credit exposure to securities issued by the Russian Federation is immaterial compared to our business, financial condition and results of operations. Further, the Current Fidelis does not have offices or any physical presence in Russia, Belarus or Ukraine.

Claims

Under the terms of the Framework Agreement and the respective Delegated Underwriting Authority Agreements, the claims management activities are managed by Fidelis MGU, while we retain an oversight function. Fidelis MGU employs a staff of experienced claims professionals who will operate within the

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parameters set forth in the Framework Agreement and the respective Delegated Underwriting Authority Agreements, which provide for a delegated claims authority up to a maximum monetary threshold. Claims that exceed the delegation threshold must be referred back to us for oversight and involvement in resolution within predefined timelines and claims subject to coverage disputes and/or litigation will be handled by a separately agreed procedure.

The claims professionals employed by Fidelis MGU work closely with its underwriting team to achieve consistency and efficiencies across all lines of business. We are committed to offering prompt and professional claims service to policyholders and service providers and Fidelis MGU has, on our behalf, developed processes and internal business controls for identifying, tracking and settling claims.

The key responsibilities of the claims management departments include:

•	Processing, managing and resolving reported insurance or reinsurance claims efficiently and accurately to ensure the proper application of intended coverage and expense;

•	Making timely payments in the appropriate amount on those claims for which Current Fidelis is legally obligated to pay;

•	Selecting appropriate counsel and experts for claims, managing claims-related litigation and regulatory compliance;

•

Contributing to the underwriting process by collaborating with the underwriting teams and senior management in terms of the evolution of policy language and endorsements and providing claim-specific feedback and education regarding legal activity; and

•

Contributing to the analysis and reporting of financial data and forecasts by collaborating with the finance and actuarial functions relating to the drivers of actual claim reserve developments and potential for financial exposures on known claims.

Reserves for Losses and Loss Adjustment Expenses

Reserve estimates are derived by us after extensive consultation with the underwriters and actuaries employed by Fidelis MGU, actuarial analysis of the loss reserve development, comparison with industry benchmarks and preliminary contract level loss reserve estimates prepared by Fidelis MGU. The reserves for losses and loss adjustment expenses include an amount determined from reported claims and estimates based on historical loss experience and industry statistics for IBNR losses using a variety of actuarial methods. For additional discussion of our reserves, refer to note 12 (“Reserves for Losses and Loss Adjustment Expenses”) of our audited consolidated financial statements contained elsewhere in this prospectus.

Loss reserves represent estimates, at any given time, of what we ultimately expect to pay on claims, are based on facts and circumstances then known, and it is probable that the ultimate liability may exceed or be less than such estimates. Even actuarially sound methods can lead to subsequent adjustments to reserves that are both significant and irregular due to the nature of the risks written. Loss reserves are inherently subject to uncertainty. In establishing the reserves for losses and loss adjustment expenses, we make various assumptions relating to the pricing of reinsurance contracts and insurance policies and also considering available historical industry experience and current industry conditions. The timing and amounts of actual claim payments related to recorded reserves vary based on many factors, including large individual losses and changes in the legal environment, as well as general market conditions. The ultimate amount of the actual claim payments could differ materially from our estimated amounts. Certain lines of business have loss experience characterized as low frequency and high severity. This may result in significant variability in loss payment patterns and, therefore, may impact the related investment management process in order to be in a position, if necessary, to make these payments. The unpaid reported reserves for losses and loss adjustment expenses are established by management based on reports from brokers, ceding insurers and insureds and represent the estimated ultimate cost of events or conditions that have

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been reported to, or specifically identified by us. Generally, it is anticipated that reserves will be established without regard to whether we may subsequently contest the claim. Current Fidelis and Fidelis MGU will, pursuant to the Framework Agreement and the respective Delegated Underwriting Authority Agreements, jointly undertake the reserving process with our reserving teams and the claims and actuarial teams at Fidelis MGU. Ultimate ownership and sign-off responsibility over our reserving will remain with us. The reserves for IBNR losses and loss adjustment expenses are established by our management based on actuarially determined estimates of ultimate losses and loss adjustment expenses, and other related data and analysis to be provided to us by Fidelis MGU. Inherent in the estimate of ultimate losses and loss adjustment expenses are expected trends in claim severity and frequency and other factors which may vary significantly as claims are settled, and accordingly, ultimate losses and loss adjustment expenses may differ.

These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, will be recorded in losses and loss adjustment expenses in the period in which they become known. IBNR reserves are calculated on a best estimate basis and are established by our management based on a combination of management’s professional judgment and various actuarial methods, growing loss experience, historical (re)insurance industry loss experience, estimates of pricing adequacy trends and other related data and analysis to be provided by Fidelis MGU. Due to the limited historical data available, and limited loss experience available to us due to our relatively short period of operations, reliance is placed upon industry data and a review of individual policies. Estimates are calculated at the lowest level line of business, separately for gross and ceded, and for attritional, extreme and catastrophic claims.

The reserve estimates contain an inherent level of uncertainty, and actual results may vary, potentially significantly, from the estimates we have made. Reserves are reviewed on a quarterly basis and estimates are adjusted to reflect emerging claims experience. We are supported by our external loss reserve specialist, Willis Towers Watson, which reviews our reserves annually.

Other principal actuarial methods, and associated key assumptions, used to perform our loss reserve analysis include paid and incurred chain ladder, paid and incurred Bornhuetter-Ferguson method and credible claims reserves. We may however employ a number of different reserving methods depending on the pillar, the line of business, the availability of historical loss experience and the stability of that loss experience. Over time we may determine to give additional weight to our historical loss experience in our reserving process due to the then-applicable maturation of our reserves, and the increased availability and credibility of the historical experience.

Our insurance operating subsidiaries are subject to insurance and reinsurance laws and regulations in the jurisdictions in which they operate, the most significant of which are Bermuda, Ireland and the United Kingdom. We hold capital in excess of the minimum statutory capital and surplus requirements in each of those locations. Please refer to note 19 (“Statutory Requirements and Dividend Restrictions”) of our audited consolidated financial statements contained elsewhere in this prospectus for further details of the requirements in each jurisdiction.

Competition

The (re)insurance industry is highly competitive and we compete with major insurers, reinsurers and alternative capital managers. While there is no one direct competitor for us given our business strategy, and we may have other categories of peer groups or competitors, our competitors may include multi-line property and specialty (re)insurers such as Arch, Argo, Aspen, Markel, W. R. Berkley, Hiscox, Beazley, Lancashire, Everest Re, Axis Capital, and Renaissance Re, and diversified insurers such as Berkshire Hathaway. The industry has seen and continues to see a trend of consolidation, and we believe that our unique business model and focus on quality, service and experience over scale differentiates us from our competitors seeking growth from mergers or acquisitions. See “Risk Factors— Risks Relating to the Group’s Business and Industry—Consolidation in the (re)insurance industry could adversely impact our business and results of operations.”

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Our Corporate Structure

The following chart presents a simplified summary overview of the corporate structure for Current Fidelis following the consummation of this offering. For a more detailed description of our organizational structure and an overview of the Separation Transactions see “The Separation Transactions.”

Post-IPO Current Fidelis Structure

(1)	FUL is a limited liability company incorporated in England and Wales, authorized by the PRA and supervised by the FCA and the PRA as an insurer.
(2)	FIBL is a limited liability company incorporated in Bermuda, authorized and supervised by the BMA as an insurer.
(3)	FIHL (UK) Services is a limited liability company incorporated in England and Wales and is the service company of Current Fidelis. FIHL (UK) Services also has a branch in Ireland.
(4)	FIID is a designated activity company incorporated in Ireland, authorized and supervised by the CBI as an insurer.

Ratings

Ratings by independent agencies are an important factor in establishing the relative financial and operational strength of (re)insurance companies and are important to our ability to market and sell our products and services. Rating agencies continually review the financial positions of (re)insurers, including us.

Prior to the Separation Transactions, the Group was assigned an “A” (Excellent) financial strength rating by A.M. Best, the third-highest of 13 rating levels, with a stable outlook on all entities. A.M. Best’s ratings range from “A+” to “D.” Each A.M. Best rating category from “A+” to “C” may be designated either an additional plus (+) or a minus (-) sign as a rating notch that reflects a gradation of financial strength within the rating category. Additionally, A.M. Best assigned a “BBB” long-term issuer credit rating to FIHL, which indicates a good ability to meet ongoing senior financial obligations and a financial strength rating of “A” (Excellent) and the long-term issuer credit rating of “A” (Excellent) to FIBL, FUL and FIID. In connection with the Separation Transactions,

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the Group completed a rating evaluation service with A.M. Best, following which, A.M. Best had placed “under review with negative implications” the ratings assigned to FIHL, including the Group’s financial strength rating of “A.” On February 3, 2023, A.M. Best removed from “under review with negative implications” and affirmed the financial strength rating of “A” (Excellent) and the long-term issuer credit rating of “A” (Excellent) of FIBL, FUL and FIID. In addition, A.M. Best removed from “under review with negative implications” and affirmed the long-term issuer credit rating of “BBB” (Good) of FIHL. The outlook assigned to these ratings remained negative at such date. The negative outlooks acknowledge that A.M. Best has noted that it will continue to monitor the Group’s market presence as well as subsequent operating performance now that the Separation Transactions have been consummated.

Prior to the Separation Transactions, the Group was assigned an “A-” financial strength rating by S&P, with a positive outlook, which indicates strong capacity to meet financial commitments but somewhat more susceptibility to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. S&P’s ratings range from “AAA” to “D.” Each S&P rating category from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories. Additionally, S&P has assigned a “BBB” long term issuer rating to FIHL, which indicates adequate capacity to meet financial commitments but greater susceptibility to adverse economic conditions. In connection with the Separation Transactions, the Group completed a rating evaluation service with S&P, following which, S&P had placed under review the ratings assigned to FIHL, including the Group’s financial strength rating of “A-.” On August 5, 2022, S&P affirmed the Group’s ratings, including the “A-” financial strength rating assigned to the Group and a “BBB” long term issuer rating to FIHL, but revised its outlook from positive to stable for all entities. Despite the revision, S&P expressed confidence in the Group’s future operating earnings and strong capital position, noting in particular the Group’s underwriting outperformance of peers between 2017 and 2022.

Following the announcement of the Separation Transactions, on August 1, 2022, Moody’s assigned a “Baa2” long-term issuer rating to FIHL and “A3” insurance financial strength ratings to FIBL, FUL and FIID. The outlook for FIHL is stable. Moody’s generic rating classifications range from “Aaa” to “C.” Each Moody’s generic rating classification from “Aa” to “Caa” may be modified to append numerical modifiers 1, 2, or 3 to show relative position within the rating categories.

These ratings are intended to provide an independent opinion of our insurance subsidiaries’ ability to meet their respective obligations to policyholders or of FIHL’s ability to meet the terms of its long-term debt obligations in a timely manner, as applicable, but are not ratings of the securities and are not recommendations to buy, sell or hold our securities.

Each rating reflects the respective rating agency’s opinion of the business, capitalization, results, management and ownership of the entity to which it relates and ratings are not an evaluation directed to investors in our securities or a recommendation to buy, sell or hold our securities. Ratings may be revised or revoked at the sole discretion of A.M. Best, S&P or Moody’s.

For a discussion of some potential risks relating to the ratings of Fidelis, see “Risk Factors—Risks Relating to the Group’s Business and Industry.”

Employees

At March 31, 2023, Current Fidelis had 51 permanent employees across our three locations (13, 27 and 11 in Bermuda, London and Dublin, respectively), 4 persons recruited due to start (1, 2 and 1 in Bermuda, London and Dublin, respectively) and a further 24 approved vacancies to be filled (9, 6 and 9 in Bermuda, London and Dublin, respectively). Following the consummation of the Separation Transactions and the transfer of some employees of Previous Fidelis to Fidelis MGU, Current Fidelis’ headcount is expected to be approximately 79 permanent employees. The Inter-Group Services Agreement provides for the outsourcing of corporate services for several

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corporate functions including finance and accounting services and IT infrastructure services to Fidelis MGU. See “Material Contracts and Related Party Transactions—Inter-Group Services Agreement.”

None of our arrangements with employees are subject to collective bargaining agreements.

Facilities

We lease office space in Bermuda, Ireland and the United Kingdom. We and Fidelis MGU renew and enter into new leases in the ordinary course of business.

The two Bermuda leases are currently held by FIBL and it is expected that one of the leases will be transferred to Bermuda MGU with the provision of a rental guarantee, with FIBL retaining the other lease. In the United Kingdom, we currently occupy two floors of 22 Bishopsgate in London, pursuant to two separate leases held by FML and FIHL (UK) Services. This office space is shared by Current Fidelis and Fidelis MGU. Segregation is implemented through the use of user access control to protect commercially confidential information and related interactions. FIID currently shares office space leased by FML, which is part of Fidelis MGU. During 2023, FIID employees will move to another location in Dublin which it leases and is currently being renovated (it is expected that this lease will be transferred by FIHL (UK) Services, Irish Branch). The existing Pine Walk Capital lease will also remain with Fidelis MGU following the consummation of the Separation Transactions. For further discussion of our leasing commitments at December 31, 2022, see note 17 (“Commitments and Contingencies—Lease Commitments”) of our audited consolidated financial statements contained elsewhere in this prospectus.

Information Technology

We require complex and extensive IT systems to run our business and are reliant on third parties for the provision of important services, including finance systems and processes and IT infrastructure including software, claims management and investment management services. We have autonomy over our financial and regulatory reporting, with use of dedicated Oracle Fusion general ledger and Solvency II reporting tools.

The technology platforms have been transferred to Fidelis MGU as part of the Separation Transactions. Although the proprietary tools and systems including the Prequel Policy Administration system, the Jarvis Data Warehouse, and the FireAnt analytics system are owned by Fidelis MGU, they are licensed for use by us as appropriate pursuant to the outsourcing arrangements. See “Material Contracts and Related Party Transactions—Other—Licensing Arrangements.”

Legal Proceedings

Similar to the rest of the insurance and reinsurance industry, we will from time to time be subject to litigation and arbitration in the ordinary course of business. We may also be subject to other potential litigation, disputes and regulatory or governmental inquiry from time to time in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of the pending or threatened proceedings, management does not believe that the outcome of these proceedings, including those discussed below, will have a material adverse effect on the financial condition of the Group, after consideration of any applicable reserves.

Following Russia’s invasion of Ukraine on February 24, 2022, government sanctions were introduced prohibiting various commercial and finance activities in Russia, including leasing of aircraft in the aviation industry to any person in Russia, or for use in Russia. Aircraft lessors issued notices to airlines and lessees in Russia terminating the leasing of aircraft (and other parts such as spare engines) and requiring that the airlines return the assets. Many of the relevant aviation authorities where the aircraft are registered have also since suspended the certificates of airworthiness of such aircraft. Some aircraft are yet to be returned and aircraft lessors filed various insurance claims under their insurance policies for loss of the unreturned aircraft. The insurers have denied the claims and the lessors have instituted proceedings in the U.K., the U.S. and Ireland

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against upwards of 60 (re)insurers, including certain Group entities. Fidelis has been named in at least 12 of the proceedings. Provision has been made in the Group’s reserves of $135.0 million for the year ended December 31, 2022 for potential exposures relating to the Ukraine Conflict, considerable majority of which is reserves reflecting our estimate for potential loss claims relating to leased aircraft within Russia, including the related litigation proceedings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Activity.”

This is an unprecedented event, which is currently anticipated to continue for a protracted period of time and presents unique circumstances and coverage issues in respect of both the gross loss and consequent extent of the reinsurance recoveries, which will continue to be unresolved until the multiple courts rule on the merits of the lawsuits. The situation is continuously evolving, including with respect to explorative discussions ongoing between Western leasing firms and Russian airline operators for the sale of some of the unreturned aircraft to the Russian operators. Such discussions, if successful, may lead to a reduction in any potential exposures under the relevant insurance policies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Activity,” “Risk Factors—Risks Relating to Recent Events—The full extent of the impacts of the ongoing Ukraine Conflict on the (re)insurance industry and on the Group’s business, financial condition and results of operations, including in relation to claims under the Group’s (re)insurance policies, are uncertain and remain unknown” and “—We may be subject to litigation which could adversely affect our business.”

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MANAGEMENT AND CORPORATE GOVERNANCE

Executive Officers and Directors

The following table sets forth, as of the date of this prospectus, the names, ages and positions of the individuals who are expected to serve as our directors and executive officers at the time of this offering of our Common Shares as set forth in this prospectus.

Name	Age	Position
Helena Morrissey		Chair and Non-Executive Director
Daniel Burrows		Group Chief Executive Officer and Executive Director
Allan Decleir		Group Chief Financial Officer and Executive Director
Daniel Brand		Non-Executive Director
Faris Casim		Non-Executive Director
Cathy Iberg		Non-Executive Director
Daniel Kilpatrick		Non-Executive Director
Dana LaForge		Non-Executive Director
Hinal Patel		Fidelis MGU Nominee and Non-Executive Director
Warrick Beaver		Group Chief People Officer
Denise Brown-Branch		Group Chief Operating Officer
Ian Houston		Group Chief Underwriting Officer
Dee Pang		Group Chief Information Security Officer and Chief Technology Officer
Michael Pearson		Group Chief Risk Officer
David Smith		Group Chief Investment Officer
Jonathan Strickle		Group Chief Actuarial Officer
Janice Weidenborner		Group Chief Legal Officer

Biographical Information

Biographical information on our directors and executive officers is set forth below.

Baroness Helena Morrissey DBE. Baroness Morrissey became the chair of the Board with effect from the consummation of the Separation Transactions. She has over three decades of experience in the financial services sector. Baroness Morrissey has served as non-executive director of Green Park Limited since August 2020. She also served as non-executive chair of AJ Bell plc from July 2021 to September 2022. Since February 2017 Baroness Morrissey has served as a director of Helena Morrissey Ltd. She was lead non-executive director at the Foreign & Commonwealth Office between July 2020 and September 2020, transferring to lead non-executive director of the Foreign, Commonwealth & Development Office until June 2022. Between January 2020 and May 2021 Baroness Morrissey was a non-executive director of St James’ Place. Prior to this, she was head of personal investing at Legal & General Investment Management between May 2017 and December 2019. Between 2001 and 2016 Baroness Morrissey was CEO of Newton Investment Management. Baroness Morrissey began her career as a global bond analyst at Schroders in the 1980s, later becoming a global bond fund manager. Baroness Morrissey holds a Master of Arts in Philosophy from Cambridge University. Baroness Morrissey is chair of the Diversity Project, a trustee of the Lady Garden Foundation and a fellow and Chair of the Endowment Committee of Eton College. She also serves as an advisory board member of Edelman Communications, Anthemis and UK Fintech Growth Fund and a board member and chair of the Client Service and Advisory Committee of McKinsey Investment Office. Baroness Morrissey was chair of the Investment Association from July 2013 to May 2017 and founded the 30% Club campaign. We believe Baroness Morrissey is qualified to serve as a member of our Board based on our review of her experience, qualifications, attributes and skills, including her executive leadership experience in the financial sector.

Daniel Burrows. Mr. Daniel Burrows has been a director of FIHL since April 2022 and became Group Chief Executive Officer of Current Fidelis on January 3, 2023 upon completion of the Separation Transactions.

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Mr. Burrows joined Previous Fidelis in 2015 and currently serves as executive director of FIBL and prior to that served as CEO of FUL. Prior to joining Previous Fidelis Mr. Burrows was co-CEO of Aon Benfield’s Global Re Specialty (GRS) division from 2013 to 2015. Specializing in non-marine retrocession and the aviation, marine and energy sectors, among others, Mr. Burrows supported Aon Benfield’s business hubs across North America, Europe, the Middle East, Africa and Asia Pacific. Prior to this, he was Deputy CEO of the GRS division from 2008 until 2013. Mr. Burrows began his career as a non-marine property broker at Greig Fester in the 1980s, later joining the retrocession team and then leading that team following a merger with Benfield in 1997. We believe Mr. Burrows is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive insurance background and executive leadership experience.

Allan Decleir. Mr. Decleir became Group Chief Financial Officer of Current Fidelis on January 3, 2023 upon completion of the Separation Transactions. Prior to assuming this executive position, Mr. Decleir was a consultant to FIBL from June 1, 2022. He has over 26 years of experience in the (re)insurance industry. Since June 2015, Mr. Decleir has been an independent consultant for ThreeSeas Consulting Ltd, providing management consulting services in the Bermuda (re)insurance market. Mr. Decleir was also a Listings Manager at the Canadian Securities Exchange from February 2019 until March 2022. Prior to this, he was Executive Vice President & Chief Financial Officer of Platinum Underwriters Holdings, Ltd. (“Platinum”) from June 2010 until March 2015, overseeing SEC, financial and regulatory reporting. He first joined Platinum’s Class 4 reinsurance subsidiary, Platinum Underwriters Bermuda, Ltd. (“Platinum Bermuda”), in 2003, and, from 2005 until his promotion to Platinum’s Group CFO, served as Senior Vice President and Chief Financial Officer. Prior to joining Platinum Bermuda, Mr. Decleir was the Chief Financial Officer of Stockton Reinsurance Limited from June 1996 to May 2003. He began his career at Ernst & Young in 1988, taking on various positions in Canada and Bermuda. Mr. Decleir was granted a National Association of Corporate Directors governance fellowship in 2017 and achieved the “Directorship Certified” designation in 2022, and earned the Associate in Reinsurance designation from the Insurance Institute of America in 2000. Mr. Decleir holds a Bachelor of Business Administration from Wilfrid Laurier University and is a Chartered Professional Accountant (Chartered Accountant). We believe Mr. Decleir is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial accounting background, corporate governance and executive leadership experience in the financial and insurance industries.

Daniel Brand. Mr. Brand is the CVC director nominee. Mr. Brand joined CVC in 2009 and is a partner leading CVC’s U.S. private equity activities in financial services and co-leading CVC’s U.S. private equity activities in business services. Mr. Brand also represents CVC on the boards of directors of CFGI, Medrisk, Republic, Teneo and Worldwide Express. Prior to joining CVC, Mr. Brand worked at DLJ Merchant Banking Partners and Credit Suisse in the investment banking division covering financial institutions. Mr. Brand holds a B.A. in Economics with a Certificate in Finance from Princeton University, and an M.B.A. from Harvard Business School. We believe Mr. Brand is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.

Faris Cassim. Mr. Cassim is the Platinum Ivy nominee. Mr. Cassim was appointed on May 12, 2020. Mr. Cassim has been a Portfolio Manager in the Private Equities Department at The Abu Dhabi Investment Authority (“ADIA”) since                 . Since joining ADIA in January 2014, Mr. Cassim has been involved in many of its investments in the financial and business services sectors. Prior to joining ADIA, Mr. Cassim worked in the corporate development and investment banking groups at UBS from January 2010 to December 2013. We believe Mr. Cassim is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and investment experience.

Cathy Iberg. Ms. Iberg is the joint Founder nominee. Ms. Iberg was appointed on November 2, 2016. Ms. Iberg is Vice President of Investments at the St David’s Foundation, a charitable foundation dedicated to providing and supporting non-profit health related programmes in the US, including the largest scholarship

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program in Texas for aspiring health professionals, and the largest mobile dental program in the country. Ms. Iberg joined the St David’s Foundation in December 2015. Prior to her role at the Foundation, Ms. Iberg was UTIMCO’s (University of Texas Investment Management Company) President and Deputy CIO and retired in August 2014. At UTIMCO she was responsible for investment oversight of $30 billion in investment assets in addition to the management of public equity, fixed income and hedge fund investments. Her employment with the organization dates back to April of 1991 when she joined the U.T. System Office of Asset Management, the predecessor to UTIMCO. Previous to joining U.T. System, Ms. Iberg practiced in the area of public accounting for 15 years. She has a B.Sc. degree in accounting from the Southern Illinois University and is a Certified Public Accountant. We believe Ms. Iberg is qualified to serve as a member of our Board based on our review of her experience, qualifications, attributes, and skills, including his financial accounting background and executive leadership experience in the investments sector.

Daniel Kilpatrick. Mr. Kilpatrick is the Crestview director nominee. Mr. Kilpatrick was appointed on November 15, 2022. Mr. Kilpatrick joined Crestview in August 2009 and is a partner and member of the Crestview Investment Committee. He is also the head of the financial services strategy. Mr. Kilpatrick also is on the boards of directors of AutoLenders, Congruex, DARAG Group, Protect My Car, WildOpenWest, LLC and Venerable Holdings. He was previously on the boards of Accuride Corporation, Camping World Holdings, ICM Partners, Industrial Media, NYDJ Apparel and Symbion. Prior to joining Crestview, Mr. Kilpatrick worked at the Yale Investments Office. Mr. Kilpatrick received an M.B.A. from Stanford Graduate School of Business and a B.A. from Yale University. We believe Mr. Kilpatrick is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.

Dana LaForge. Mr. LaForge is the Pine Brook director nominee. Mr. LaForge was appointed on March 19, 2021. Mr. LaForge joined Pine Brook in June 2020 and is a partner on the financial services investment team and a member of Pine Brook’s Investment Committee. Mr. LaForge also represents Pine Brook on the boards of directors of Amedeo Capital Limited, Belmont Green Limited, and Clear Blue Insurance Group. Prior to joining Pine Brook, he was the founder and managing director of Colonnade Financial Group from 2002-2020, a spin out from Deutsche Bank created to manage a private equity portfolio. In this role he served as a partner of Brera Capital Partners and served on the investment committee of Blum Capital Partners. Prior to Colonnade, from 1985-2002 Mr. LaForge served in numerous senior executive roles at Deutsche Bank Alex. Brown and its predecessor companies, Bankers Trust and BT Alex. Brown also serving as the head of the North American financial institutions group in investment. Mr. LaForge holds a Bachelor of Science in Commerce and Accounting from Washington & Lee University and a Master of Business Administration from Harvard Business School. He also serves as a director of a venture philanthropy fund, the Myeloma Investment Fund. We believe Mr. LaForge is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.

Hinal Patel. Mr. Patel is the MGU HoldCo director nominee. Mr. Patel is the MGU HoldCo director nominee. Mr. Patel joined Previous Fidelis in September 2015 as Group Chief Actuary and served as Group Chief Financial Officer from July 2017 until completion of the Separation Transactions on January 3, 2023, following which Mr. Patel became the Chief Financial Officer of the MGU HoldCo. During his time as Group Chief Financial Officer of Previous Fidelis, Mr. Patel was responsible for the finance, investment, actuarial and corporate finance functions. Prior to joining Previous Fidelis, Mr. Patel spent 12 years at Catlin, where he served in a variety of positions, including Bermuda Chief Actuary overseeing actuarial, catastrophe modelling and capital functions for the Bermuda entity. Prior to joining Catlin, Mr. Patel worked at a number of actuarial consultancies and has over 20 years of experience. Mr. Patel graduated from the London School of Economics and is also Fellow of the Institute of Actuaries. We believe Mr. Patel is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial accounting background, corporate governance and executive leadership experience in the insurance industry.

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Warrick Beaver. Mr. Beaver became Chief People Officer of Current Fidelis in March 2023. Prior to that, Mr. Beaver worked as Head of HR at Previous Fidelis, which he joined in August 2022 and, following the completion of the Separation Transactions, Fidelis MGU. From March 2019 until July 2022, Mr Beaver was an independent consultant for Stonehouse HCC Ltd, providing management consulting services to private equity backed specialty (re)insurance brokers. Prior to that, Mr Beaver worked for Thomson Reuters Corporation from November 2010 to December 2018, where he held a number of global Head of HR positions, as well as Managing Director of the Global Financial Crime and Reputational Risk Proposition and Modern-Day Slavery Initiative from November 2014. Mr. Beaver began his career 1995, taking on various HR leadership positions in South Africa, the United States and the United Kingdom. Mr. Beaver graduated with a Bachelor of Arts (Psychology) from University of the Witwatersrand in 1994 and in 2001 became a Chartered Member of the Institute of Personnel and Development.

Denise Brown-Branch. Ms. Brown-Branch was Chief Operating Officer of Previous Fidelis from July 2021 and became Group Chief Operating Officer of Current Fidelis on January 3, 2023 upon consummation of the Separation Transactions. Before becoming Group Chief Operating Officer, Ms. Brown-Branch served in the roles of Strategic Programme Manager (as an independent contractor from July 2015 to September 2020) and Director of Operations (from September 2020 to June 2021) at Previous Fidelis. Ms. Brown-Branch has over 25 years of experience in strategic programme delivery and business change management. Prior to joining Previous Fidelis, Ms. Brown-Branch was a consultant at Bluefin Solutions from August 2011 to July 2015 where she managed a programme of work for Catlin Insurance. Ms. Brown-Branch began her career in the consumer goods industry, where she focused on marketing, IT and global service delivery. Ms. Brown-Branch holds an MBA from Northeastern University and Bachelor of Science degrees in Accounting and Information Systems from Virginia Commonwealth University. She is also certified as a project management professional by the Project Management Institute.

Ian Houston. Mr. Houston became Group Chief Underwriting Officer of Current Fidelis on January 16, 2023. Mr. Houston has over two decades of experience in the insurance industry. Prior to joining FIHL, from January 2018 until January 2023, Mr. Houston was general manager of Partner Re Europe. From August 2010 until April 2016 he was Deputy Head of Specialty Lines and Chief Underwriting Officer at PartnerRe. In this role, he was responsible for the strategy, risk appetite framework, portfolio shaping, and transaction referrals for the specialty lines portfolio. Mr. Houston began his career at various insurance carriers in the late 1980s in London. He is an associate of Chartered Insurance Institute and has attended various training courses such as the ZFS EXED Training course at IBM in Lausanne and Converium’s Executive management course in Vitznau and Washington D.C. and Henley Business School. Mr. Houston holds a BA.Hons degree in Business Studies from South Bank University.

Dee Pang. Mr. Pang became Group Chief Information Security Officer & Chief Technology Officer of Current Fidelis in January 2023. Prior to joining Current Fidelis, Mr. Pang was the Chief Information Security Officer of Slaughter and May from January 2018, where he headed their Information Security and Privacy department. Before that, Mr. Pang managed Freshfields Bruckhaus Deringer’s global cyber security function from February 2015. Mr. Pang has worked in information technology for more than 20 years and has extensive experience in building and operating information technology and information security programmes. In more recent years his focus has been on information and cyber security, and he has implemented and operated cutting-edge cyber security technologies, managed vulnerability and penetration testing programmes, and implemented and maintained information security management systems that have been certified against industry standard security frameworks. Mr. Pang holds a Bachelor of Science Honours degree in Marine and Freshwater Biology from Queen Mary, University of London, and is a Certified Information Systems Security Professional (CISSP).

Michael Pearson. Mr. Pearson became Group Chief Risk Officer of Current Fidelis on January 3, 2023 upon consummation of the Separation Transactions. Prior to this, Mr. Pearson was a consultant to FUL from May 2022, a senior independent non-executive director of FUL from October 2015 to December 2020 and chairman of the FUL board from January 2021 until January 2023. He has over 35 years of experience in the insurance industry and was the Chief Risk Officer at Lancashire from March 2010 until February 2013. Mr. Pearson has

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held roles as Head of Internal Audit in both the Lloyd’s and company markets and Chief Risk Officer roles in the UK and Bermuda. He is a chartered accountant and a fellow of the Chartered Insurance Institute.

David Smith. Mr. Smith was Chief Investment Officer of Previous Fidelis from February 2019 until January 2023, and became Group Chief Investment Officer of Current Fidelis on January 3, 2023 upon consummation of the Separation Transactions. Previously, Mr. Smith served as Head of Investments and Treasury at Chaucer Syndicates Limited from June 2013, before being promoted to the position of Head of Risk and Investments in January 2017. Between January 2007 and May 2010, Mr. Smith worked for Harbor Point Re Limited in Bermuda, where he was Vice President of Investments and Treasury. When Harbor Point Re Limited merged with Max Capital in May 2010, Mr. Smith moved to the UK to work as Assistant Director of Investments for Alterra at Lloyd’s. Between June 2005 and June 2006, Mr. Smith was an International Financial Reporting Standards Project Accountant at the Bank of Ireland. Mr. Smith started his career in June 2001 at KPMG, where he worked as an accountant in both Bermuda and Ireland. Mr. Smith is a member of The Chartered Professional Accountants of Bermuda and is a Chartered Financial Analyst charter holder. He holds a Bachelor of Arts degree from the University of Reading in Accounting and Economics.

Jonathan Strickle. Mr. Strickle held the role of Group Actuary of Previous Fidelis from October 2021 until January 2023, and became Group Chief Actuarial Officer of Current Fidelis on January 3, 2023 upon consummation of the Separation Transactions. Mr. Strickle also held the roles of UK Chief Actuary and Group Head of Reserving over the course of his career at Previous Fidelis, which he joined in March 2020. He joined Previous Fidelis after having spent 3 years as Head of Reserving for China Re’s Lloyd’s syndicate, from January 2017. Between September 2009 and January 2017, Mr. Strickle worked as a consultant at EY on a number of actuarial projects. Mr. Strickle is a Fellow of the Institute and Faculty of Actuaries, and holds both a Bachelor’s and a Master’s degree from the University of Warwick.

Janice Weidenborner. Ms. Weidenborner became Group Chief Legal Officer of Current Fidelis on January 23, 2023. Previously, Ms. Weidenborner was Chief Operating Officer and General Counsel at Weston Insurance Management LLC from December 2021 to December 2022. Ms. Weidenborner was Executive Vice President, Group General Counsel and Secretary at Third Point Reinsurance Ltd. between January 2016 and March 2021, adding the role of Head of Human Resources in 2019. Ms. Weidenborner continued on as Executive Vice President overseeing Human Resources at SiriusPoint from March 2021 to July 2021 during a planned integration period following its merger with Third Point Re. From January 2013 to December 2015, Ms. Weidenborner served as General Counsel of Ariel Reinsurance Ltd. Prior to Ariel Re, Ms. Weidenborner served in a number of senior legal roles at the ACE Group of Companies (now Chubb), including Senior Vice President and General Counsel, ACE Financial Solutions International Ltd., Senior Vice President and Associate General Counsel, ACE Bermuda Insurance Ltd and ACE Tempest Re, and Associate General Counsel, ACE USA. Ms. Weidenborner has a Bachelor of Science from Embry-Riddle Aeronautical University, a Master of Business Administration in Finance from Fordham University and a Juris Doctor from Rutgers University School of Law.

Director Independence

As foreign private issuer, under the listing requirements and rules of NYSE we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. The listing standards of NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent, following a phase-in period. In addition, the listing standards of NYSE require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act and that compensation committee members satisfy independence criteria set forth in the NYSE Listed Company Manual. Nevertheless, the listing standards further provide that a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

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The Board has affirmatively determined that                 and                 meet the definition of “independent director” under the applicable rules of the NYSE Listed Company Manual. In making this determination, the Board considered the relationships that each such non-employee director has with FIHL and all other facts and circumstances that the Board deemed relevant in determining such director’s independence, including beneficial ownership of Common Shares. As a result, in accordance with listing standards of NYSE, a majority of our directors are independent.

Family Relationships

There is no family relationship between any director or executive officer and any other director or executive officer or any person nominated to become a director or executive officer.

Board Composition

FIHL’s business and affairs are managed under the direction of the Board.

Upon the listing of our Common Shares on NYSE, the Amended and Restated Bye-Laws provide that the Board will be divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as possible, with the directors in each class serving staggered three-year terms, and one class being elected each year. Our current directors will be divided among the three classes as follows:

•	the Class I Directors will be , and their initial terms will expire at the first annual general meeting to be held after the consummation of this offering;

•	the Class II Directors will be , and their initial terms will expire at the second annual general meeting to be held after the consummation of this offering; and

•	the Class III Directors will be , and their initial terms will expire at the third annual general meeting to be held after the consummation of this offering.

See “Description of Share Capital—Certain Provisions of the Amended and Restated Bye-Laws—Classified Board.”

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth in “—Biographical Information” above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Role of the Board in Risk Oversight

The Board is responsible for overseeing our risk management process. The Board focuses on our general risk management strategy and the most significant risks facing us, as well as oversees the implementation of risk mitigation strategies by management. Our Chief Executive Officer and other executive officers regularly report to our non-executive directors and the audit committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, FIHL is permitted to follow, and does follow, home country corporate governance practices instead of certain corporate governance practices required by                 for U.S. domestic issuers, provided that FIHL discloses which requirements it is not following and the equivalent requirement in Bermuda (i.e., its home country). FIHL intends to take all actions necessary for it to maintain

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compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC, and the NYSE corporate governance rules and listing standards.

FIHL relies on the foreign private issuer exemption to certain of NYSE’s corporate governance standards with respect to matters related to its, compensation committee requirements, independent director oversight of executive compensation, proxy solicitation, quorum and shareholder approval. In particular, as of the date of this prospectus, our compensation committee and nominating and corporate governance committee may not satisfy all of the corporate governance rules of NYSE applicable to U.S. domestic companies listed on NYSE. FIHL may decide to rely upon the foreign private issuer exemption for purposes of opting out of some or all of the corporate governance rules applicable from time to time to U.S. domestic companies.

Because FIHL is a foreign private issuer, its directors and senior management will not be subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Committees of the Board

Upon the listing of our Common Shares on NYSE, the Board will have an audit committee, compensation committee, investment committee, risk committee, and nominating and corporate governance committee. The Board may have such other committees as it shall determine from time to time. Each of the standing committees of the Board has the composition and responsibilities described below. Upon the listing of the Common Shares, copies of each committee’s charter will be posted on our website, www.fidelisinsurance.com/investors/            . The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit Committee

Upon the listing of our Common Shares on NYSE, our audit committee will consist of                .                will serve as the chairperson of our audit committee. The Board has determined that                 satisfy the criteria for “independence” under Rule 10A-3 under the Exchange Act and the applicable listing standards established by NYSE. To the extent that our audit committee is not already composed of a majority of independent directors, the Board will appoint one or more additional independent directors to the audit committee within 90 days of the effective date of the registration statement of which this prospectus forms a part and, to the extent our audit committee is not then already entirely composed of independent directors, again within one year of the effective date of the registration statement of which this prospectus forms a part. The non-independent members of the audit committee will resign from the audit committee as the additional independent directors are added, so that within one year of the effective date of the registration statement of which this prospectus forms a part, all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under applicable corporate governance standards. Pursuant to its written charter, our audit committee is responsible for, among other things, preparing the audit committee report required by the SEC to be included in our proxy statement and assisting the Board in the oversight of: (i) the audits and integrity of our financial statements; (ii) the effectiveness of our internal control over financial reporting; (iii) our independent auditor’s qualifications, performance and independence; (iv) the performance of our internal audit function; (v) our compliance with legal and regulatory requirements; (vi) the performance of our compliance function; (vii) the evaluation of related party transactions; (viii) our risk management policies and procedures; (ix) pre-approving audit and non-audit services and fees; and (x) establishment and maintenance procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, or federal and state rules and regulations, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. Our internal audit team reports functionally and administratively to our Chief Financial Officer and directly to the audit committee.

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The Board has determined that                 qualifies as an “audit committee financial expert” in accordance with the NYSE listing rules.

Compensation Committee

Upon the listing of our Common Shares on NYSE, the compensation committee, which will consist of                .                 will serve as the chairperson of our compensation committee. The Board has determined that                 satisfy the criteria for “independence” under the applicable listing standards established by NYSE. Pursuant to its written charter, our compensation committee, among other things, assists the Board with its responsibility with respect to the oversight of: (i) setting the compensation of our executive officers; (ii) reviewing and making recommendations to the Board regarding compensation of our directors, including equity-based and certain incentive compensation plans; (iii) preparing the compensation committee report required to be included in our proxy statement or annual report under the rules and regulations of the SEC when such disclosure is required by SEC rules; (iv) appointing and overseeing any compensation consultants; and (v) performing such other duties and responsibilities as may be consistent with the provisions of its charter.

Nominating and Corporate Governance Committee

Upon the listing of our Common Shares on NYSE, the Board will establish a nominating and corporate governance committee, which will consist of                 .                 will serve as the chairperson of our nominating and corporate governance committee. The Board has determined that                 satisfy the criteria for “independence” under the applicable listing standards established by NYSE. Pursuant to its written charter, the nominating and corporate governance committee will be responsible for, among other things: (i) identifying individuals qualified to become members of the Board and recommending candidates for election to the Board; (ii) reviewing the composition of the Board and its committees; (iii) developing and recommending to the Board corporate governance guidelines that are applicable to us; and (iv) leading the Board in its annual review of performance.

Investment Committee

Upon the listing of our Common Shares on NYSE, the Board will establish an investment committee, which will consist of                .                 will serve as the chairperson of our investment committee. Pursuant to its written charter, the investment committee will be responsible for, among other things: (i) recommending investment strategy, investment risk appetite and investment risk limits to the FIHL Board; (ii) reviewing and approving new asset classes and material changes to the investment portfolio; (iii) overseeing investment policies, guidelines and benchmarks; (iv) delegation of investment related authorities and responsibilities to sub-committees and management; and (v) monitoring investment risk, compliance, portfolio composition, investment performance and activity.

Risk Committee

Upon the listing of our Common Shares on NYSE, the Board will establish a risk committee, which will consist of                .                 will serve as the chairperson of our risk committee. Pursuant to its written charter, the risk committee will be responsible for, among other things: (i) evaluating FIHL’s risk appetite and tolerances; (ii) overseeing risk management and related policies and guidelines; (iii) establishing risk policies and guidelines; and (iv) overseeing the Board’s responsibilities related to risk management exposure.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board or compensation committee of another entity that has one or more executive officers serving on the Board or our compensation committee.

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Code of Business Conduct and Ethics

Upon the listing of our Common Shares on NYSE, the Board will adopt a code of business conduct and ethics applicable to our employees, directors and officers, including our Chief Executive Officer, Chief Financial Officer and other executive and senior officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of NYSE. This code will be a “code of ethics,” as defined in Item 406(b) of Regulation S-K under the Securities Act. Upon consummation of this offering, our code of ethics will be available on our website, www.fidelisinsurance.com/investors. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

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EXECUTIVE COMPENSATION

The following disclosure describes the material elements of the compensation framework for Current Fidelis and the general principles to be followed by Current Fidelis in the administration of its compensation framework, including a long-term incentive plan, and is presented based on the scaled disclosure rules applicable to “foreign private issuers” under the rules of the SEC. The discussion in this section contains forward-looking statements that are based on current considerations and expectations relating to executive compensation programs and philosophy. As business needs evolve, the compensation programs that we adopt may differ materially from current or planned programs as summarized in this section.

Summary of Compensation

Non-Executive Directors

The non-executive directors of Previous Fidelis, who received compensation from Previous Fidelis, receive an annual cash fee for their services as director of $200,000. In the case of directors appointed by the Institutional Investors, all compensation is paid directly to the relevant Institutional Investor. The aggregate compensation paid to the non-executive directors of Previous Fidelis in the year ended December 31, 2022 was approximately $1.3 million, in addition to reimbursements for all reasonable and properly documented expenses.

Senior Management

The aggregate compensation, consisting of salaries, annual cash bonuses and equity awards, paid by Previous Fidelis to its executive officers in the year ended December 31, 2022, was approximately $12.9 million. The total amounts set aside or accrued to provide pension, retirement or similar benefits by Previous Fidelis to its executive officers in the year ended December 31, 2022 was approximately $0.5 million. For any executive officer who was also a director of Previous Fidelis in the year ended December 31, 2022, no additional compensation was paid for their service as director.

Legacy Share Compensation

The Board approved (i) the 2015 Non-Qualified Share Option Plan on February 17, 2016, pursuant to which up to 2% of the diluted Common Share capital of FIHL was reserved for awards thereunder, and (ii) the 2018 Non-Qualified Share Option Plan on November 8, 2018, pursuant to which up to 3% of the diluted Common Share capital of FIHL was reserved for awards thereunder. Under the 2015 Non-Qualified Share Option Plan and the 2018 Non-Qualified Share Option Plan, respectively, FIHL granted options to purchase Common Shares with a nil cost exercise price of $0.01 per Common Share, which are exercisable on a cashless basis and with a 10-year expiration date from the date of issuance. For tax purposes, any such awards granted to U.S. taxpayers are automatically and immediately exercisable upon vesting. Although awards granted under the 2015 Non-Qualified Share Option Plan and the 2018 Non-Qualified Share Option Plan, respectively, were granted as options to purchase Common Shares with a nil cost exercise price, such awards are referred to as RSUs for purposes of this disclosure as they were economically similar to RSUs.

The RSUs granted under the 2015 Non-Qualified Share Option Plan and the 2018 Non-Qualified Share Option Plan, respectively, vest subject to both service and performance conditions. The RSUs subject to service-vesting cliff vest after a three-year period and the remaining portion of RSUs are subject to the satisfaction of certain performance conditions over a three-year performance period based on achievement of pre-established targets for absolute return on equity of Previous Fidelis as well as a relative performance metric compared to certain peer companies.

In connection with the Separation Transactions, the compensation committee of the Board exercised its discretion to accelerate the vesting at target of the outstanding RSUs subject to 2021 and 2022 performance

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conditions and all outstanding RSUs subject to service conditions, in each case, immediately prior to and conditional upon the consummation of the Separation Transactions. All such vested RSUs were exercised on a cashless basis immediately prior to the consummation of the Separation Transactions.

Post-Offering Compensation Program Overview

Non-Executive Directors

Upon the consummation of this offering, a compensation program will be adopted for the non-executive directors of FIHL to ensure strategic alignment with its shareholders. This will be achieved by progressively moving the mix of compensation between cash fees and equity grants to a position commensurate with our peers and the market more broadly through a market review. In addition to an annual retainer, non-executive directors will also be reimbursed for reasonable and properly documented expenses incurred in relation to the performance of their duties as directors, including travel expenses incurred in connection with their attendance at Board and committee meetings. We also expect to adopt share ownership guidelines for our non-executive directors (other than any non-executive director who is on the Board as a result of the shareholdings of any institution to which they are affiliated and who do not personally receive equity interests as compensation for their service on the Board) that will be effective on the consummation of the offering with a minimum ownership requirement equal to 2x the non-executive directors’ annual retainer fee (including any fees relating to Board committee or Board leadership position or any meeting attendance fees, as applicable).

Directors who are also executive officers of FIHL upon the consummation of the Separation Transactions and this offering will not receive additional compensation for their service as directors.

Senior Management

Upon the consummation of this offering, a compensation program will be adopted for the executive officers of FIHL. Our policies with respect to the compensation of our executive officers will be administered by the compensation committee under delegation from the Board. See “—Committees of the Board—Compensation Committee.” The compensation policies that we plan to follow are intended to provide for compensation that is sufficient to attract, motivate and retain executives of outstanding caliber while also striking an appropriate balance between competitive executive compensation and long-term shareholder value creation.

To help establish compensation levels and to advise on annual and long-term incentive plan design, the existing compensation committee of FIHL has retained the services of Korn Ferry as its independent compensation consultant to adapt the compensation framework for Current Fidelis as described herein.

Philosophy

When establishing and reviewing our compensation philosophy and programs, we design our program to promote strong financial performance both annually and on a long-term basis through a combination of base salaries, annual cash bonus awards, and awards granted pursuant to the Long-Term Incentive Plan (the “LTIP Awards”). We consider whether such programs align the interests of our directors and officers with those of our shareholders and whether such programs encourage unnecessary or excessive risk taking. Base salaries will be fixed in amount and, consequently, we do not see them as encouraging risk taking. Executive officers of FIHL will also be eligible to receive a portion of their total compensation in the form of annual cash bonus awards. While the annual cash bonus awards focus on achievement of annual goals and could encourage the taking of short-term risks at the expense of long-term results, our annual cash bonus awards represent only a portion of each eligible executive officer’s total compensation, and are tied to both corporate performance measures and the executive officer’s individual performance, and are at the discretion of the compensation committee. We believe that the annual cash bonus awards will appropriately align the interests of our executive officers with our interests and those of our shareholders, and will encourage eligible executive officers to focus on specific goals important to our success while not encouraging unnecessary or excessive risk-taking.

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In the normal course of business, the Chief Executive Officer of FIHL will be tasked with proposing the base salary, the annual cash bonus and the LTIP Awards subject to the Long-Term Incentive Plan for the executive officers, excluding himself. Once proposed, the compensation committee will discuss such proposal and arrive at a conclusion. The compensation committee will also make the decision regarding the Chief Executive Officer’s compensation, but will ensure that full and proper dialogue with the Chief Executive Officer has taken place before arriving at its conclusion. The compensation committee will also determine the maximum amount of cash bonuses and LTIP Awards that can be paid in any year. All decisions of the compensation committee will be final and binding.

Compensation Components

The following section provides a discussion of the components of the compensation program for Current Fidelis to be administered by the compensation committee under delegation from the Board. See “Management and Corporate Governance—Committees of the Board—Compensation Committee.”

The primary elements of the total compensation package anticipated for our executive officers upon consummation of the Separation Transactions and this offering include base salary, annual cash bonus awards, and LTIP Awards.

Base Salary

We anticipate setting base salary and fixed pay for our executive officers in line with the market median of our major competitors to fairly and competitively compensate executives for their positions and the scope of their responsibilities.

Annual Cash Bonus

The purpose of our annual cash bonus program is to reward executive officers and employees for achievement against key financial and non-financial operational goals that will help drive long-term business strategy and are predicates of shareholder value. The compensation committee will approve the annual bonus payments for the Chief Executive Officer and based upon input from the Chief Executive Officer, for each of the eligible executive officers.

Bonuses will be based on a formulaic calculation, though are entirely discretionary, so that executive officers can be confident that an even-handed approach will be taken, and executive officers will be able to readily understand the effect of financial and personal performance on their bonuses. Two core elements will be assessed by the compensation committee when determining the bonuses: (i) Current Fidelis’ financial performance (“Financial Performance”) and (ii) the executive officers’ and employees’ strategic and personal performance (“Personal Performance”). The weighting of each element will be based on pre-determined percentage allocations. For purposes of the annual cash bonus pool calculation, Financial Performance will be based on achievement by Current Fidelis of the business plan then in force (e.g., achieving predetermined RoE targets). Personal Performance will be based upon individual achievement of clearly articulated objectives created and agreed to at the beginning of each financial year. The annual cash bonus is designed to operate in such a way that the Personal Performance element of the bonus will be funded if the predetermined threshold RoE target is met for the Financial Performance element of the annual cash bonus.

The Chief Executive Officer will agree to key goals for each of the eligible executive officers, including himself, which should include specific objectives relating to each executive officer’s division in respect of the business plan then in force. An overall performance rating will be determined based on achievement of these key objectives and based on the relevant executive officer’s demonstrated commitment to the Group’s culture, and their effectiveness as a manager and leader.

The annual cash bonuses will be proposed by the Chief Executive Officer and approved by the compensation committee towards the beginning of each year when the information necessary to compute the

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bonuses has been obtained. Once approved, the bonuses will be paid within the first quarter of each year following the relevant fiscal year. In order to receive an annual cash bonus, an executive officer must be employed and not under notice on the day of payment, unless such executive officer has officially retired or been made redundant after the end of the fiscal year but before the payment date for the bonuses. Executive officers who are deemed to be “partially meeting requirements” or less will not be eligible for any annual cash bonus payment regardless of Current Fidelis’ financial performance. If the Financial Performance is below the minimum payout level then payment of all annual cash bonuses to any executive officer will be discretionary.

Long-Term Incentive Plan

Our Long-Term Incentive Plan will seek to create a strong and long-term alignment between our management team and our shareholders. The LTIP Awards will be determined based upon an individual’s prior year performance and will also be based on the individual’s role and seniority. LTIP Awards will be determined by the compensation committee and may be delivered in the form of any of: restricted share units, restricted Common Shares, share options, share appreciation rights and other awards which may be denominated in Common Shares or cash. LTIP Awards are anticipated to be split between time- and performance-vesting, dependent on the level of seniority, with the highest proportion of performance-based awards to be awarded to the Chief Executive Officer and the most senior executive officers. All LTIP Awards will be governed by the Long-Term Incentive Plan.

The LTIP Awards will relate to our Common Shares and are expected to vest over a three-year period. There will be time-based LTIP Awards that are subject to time-based vesting and performance-based LTIP Awards that are subject to performance-based vesting. The time-based vesting LTIP Awards are expected to vest three years from the effective date of the Separation Transactions. The performance-based vesting LTIP Awards are expected to vest based on Current Fidelis’ average RoE over three years and will have the potential to vest up to a maximum above the target for exceptional performance. In the event of a good leaver termination (i.e., a termination by the Company without cause or as a result of the participant’s death or disability), and subject to the participant’s execution, delivery and non-revocation of a general release of claims in a form satisfactory to us, the LTIP Awards will vest pro-rata with respect to time-based vesting LTIP Awards and based on actual performance measured through the fiscal quarter ending immediately prior to such termination with respect to performance-based vesting LTIP Awards.

In the event of a “change in control” (as defined in the Long-Term Incentive Plan), and the LTIP Awards are expressly assumed, substituted or replaced in connection with such change in control, (i) the time-based vesting LTIP Awards will continue to vest in accordance with its terms, provided that the vesting of such LTIP Awards will immediately accelerate on the earliest to occur of (x) a good leaver termination (which in the change in control context, for our executive leadership team, includes a resignation for good reason), subject to the participant’s execution, delivery and non-revocation of a general release of claims in a form satisfactory to us, (y) the first anniversary of the change in control, and (z) the date on which such LTIP Awards would have otherwise vested in accordance with their terms; and (ii) the level of attainment with respect to the performance-based vesting LTIP Awards will be measured at the time of a change in control as the greater of actual performance measured through the fiscal quarter ending immediately prior to such change in control and target performance, with the LTIP Awards, based on such level of attainment, vesting on the earliest to occur of (x) a good leaver termination (which in the change in control context, for our executive leadership team, includes a resignation for good reason), subject to the participant’s execution, delivery and non-revocation of a general release of claims in a form satisfactory to us, (y) the first anniversary of the change in control, and (z) the last day of the original performance period. In the event that the LTIP Awards are not expressly assumed, substituted or replaced in connection with a change in control, our Board or compensation committee will have the discretion, subject to the terms of the Long-Term Incentive Plan, to determine the treatment of such LTIP Awards in connection with the change in control.

In contemplation of this offering and the retention program described under “Retention Program” below, equity eligible employees received a one-time grant of retention LTIP Awards with a value equal to one times

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annual base salary. The retention LTIP Awards will vest on the first anniversary of the date of grant and will be subject to transfer restrictions through the 18 month anniversary of the date of grant. The retention LTIP Awards will be subject to similar accelerated vesting provisions as apply to the time-based vesting LTIP Awards described above.

Our compensation philosophy is that total compensation including base salary, annual cash bonus awards and LTIP Awards, should have the potential to deliver above-market levels of reward for outstanding performance.

Share Ownership Guidelines

We expect to adopt share ownership guidelines that will be effective on the consummation of the offering with a minimum ownership requirement equal to (i) 6x annual base salary for our Chief Executive Officer, (ii) 3x annual base salary for members of our executive leadership team other than our Chief Executive Officer, and (iii) 1x annual base salary for other senior leaders. Compliance with the guidelines will be measured annually and individuals subject to the guidelines will have five years to achieve his or her minimum ownership requirement after first becoming subject to the guidelines and one year to achieve any heightened minimum ownership requirements that result from an increase in annual base salary. Our compensation committee may consider, in its discretion, whether any actions should be taken in the event that an individual does not achieve (or fails to maintain) his or her minimum ownership requirement, including the payment of a portion of such individual’s base salary or bonus in Common Shares.

Retention Program

In connection with the Separation Transactions and this offering, our compensation committee approved a retention program pursuant to which equity eligible employees received the retention LTIP Awards described under “—Long-Term Incentive Plan” above, and all other employees of Current Fidelis received cash retention awards equal to times annual base salary, which retention awards are payable 50% in April 2024 and 50% in September 2024, subject to continued employment through the applicable payment date.

We have entered into employment agreements with each of our executive officers. The employment agreements set forth each executive officer’s initial base salary and eligibility for the annual cash bonus and may include, among other terms and conditions, certain customary severance and change of control arrangements, including as described under “Severance” below.

The employment agreements also contain limitations on outside activities, confidentiality obligations, and covenants restricting the solicitation of employees and customers, as well as certain non-compete restrictions following termination of employment.

Severance

Our compensation committee has approved amendments to the existing employment agreements with members of our executive and senior leadership teams to provide for market-competitive severance protections, which severance would be subject to the employee’s execution, delivery and non-revocation of a general release of claims in a form satisfactory to us, and would be in addition to any mandatory notice and/or severance required by the laws of the relevant jurisdiction.

In the event of a termination of employment by us without cause, or by the employee for good reason, and not in connection with or within 12 months following a change in control members of our executive and senior leadership teams would be entitled to the following severance protections:

•	one month of severance for each month of completed service with us, up to a maximum of 12 months’ of severance, in the form of salary continuation in accordance with normal payroll practices; and

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•	a pro-rated bonus for the year in which such termination occurs, based on actual performance and paid at the same time as bonuses are paid to similarly situation executives.

In the event of a termination of employment by us without cause, or by the employee for good reason, in connection with or within 12 months following a change in control members of our executive and senior leadership teams would be entitled to the following severance protections:

•	one month of base salary for each month of completed service with us, up to a maximum of 24 months’ of base salary, in the form of salary continuation in accordance with normal payroll practices; and

•	a lump sum payment equal to one times target bonus for the year in which such termination occurs.

The treatment of LTIP Awards in connection with a termination of employment will be as specified in the individual LTIP Award agreements and as described under “Long-Term Incentive Plan” above.

Retirement Plans

We offer eligible staff the choice of making contributions into the relevant retirement plans, subject to applicable pension rules. To the extent permitted by the applicable rules in the relevant jurisdiction in which Current Fidelis has participating employees, eligible participants are able to contribute a percentage of their salary and such contributions will be capable of being matched by the relevant operating subsidiary of Current Fidelis, subject to the limitations of the laws of the relevant jurisdiction.

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PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of Common Shares at                 , 2023 by (i) each person who is known by us to beneficially own more than 5.0% of the Common Shares or is expected by us to beneficially own more than 5.0% of the Common Shares after this offering; (ii) each of our directors; (iii) each of the named executive officers; (iv) all of our directors and executive officers as a group; and (v) the Selling Shareholders (as defined below).

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of such securities, or to dispose or direct the disposition of such securities, or has the right to acquire such securities or such powers within 60 days.

To our knowledge, except as disclosed in the footnotes to the following table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all Common Shares shown as beneficially owned by such beneficial owner.

For purposes of the table below, the percentage ownership calculations for beneficial ownership are based on                 Common Shares outstanding at                 , 2023. Such beneficial ownership information is presented on the following basis:

•	prior to the consummation of this offering; and

•	following the consummation of this offering.

The information in the table and the footnotes below with respect to each Selling Shareholder has been obtained from that Selling Shareholder. When we refer to the “Selling Shareholders” in this prospectus, we mean the individuals and entities listed in the table below as offering Common Shares as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the Selling Shareholders’ interest.

Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner listed under “Certain Executive Officers and Directors” is Waterloo House, 100 Pitts Bay Road, Pembroke HM08, Bermuda.

	Shares Prior to this Offering		Shares After this Offering		Shares After this Offering Including Full Option Exercise
	Number	%	Number	%	Number	%
Name and Address of Beneficial Owner 5.0% Shareholders
Crestview Funds(1)	20,137,912	16.725
CVC Falcon Holdings Limited(2)	21,903,697	18.192
Entities affiliated with Goldman Sachs(3)	17,987,364	14.939
Pine Brook Feal Intermediate L.P.(4)	10,006,365	8.311
Platinum Ivy B 2018 RSC Limited(5)	16,415,233	13.633
SPFM Holdings LLC(6)	9,995,863	8.302
MGU HoldCo(7)	11,920,028	9.900

Certain Executive Officers and Directors
Daniel Burrows(8)	209,010	*		*		*
Hinal Patel(8)	244,663	*		*		*
Directors and executive officers as a group (11 individuals)(8)		*		*		*

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	Shares Prior to this Offering		Shares After this Offering		Shares After this Offering Including Full Option Exercise
	Number	%	Number	%	Number	%
Other Selling Shareholders
Alfa Entities(9)	1,951,233	1.621
Capital Z(10)	4,765,960	3.958
UDI Partners LLC Series A1(11)	501,680	*		*		*
Paxton Holdings LLC(12)	239,803	*		*		*
The Fidelis Foundation	72,006	*		*		*
Brindle, Richard(8)	2,059,171	1.710		*		*
Coulson, Richard	208,101	*		*		*
Holden, Richard	338,839	*		*		*
Mathias, Charles	110,773	*		*		*
Vandoninck, Philip	381,373	*		*		*
Other Selling Shareholders(13)	955,276	*		*		*

(*)	Less than 1%.
(1)

Represents 13,604,000 Common Shares held by Crestview FIHL Holdings, L.P. and Crestview FIHL TE Holdings, Ltd. (together, “Crestview Fund III”) and 6,533,912 Common Shares held by Crestview IV FIHL Holdings, L.P. and Crestview IV FIHL TE Holdings, LLC (together, “Crestview Fund IV” and, together with Crestview Fund III, the “Crestview Funds”). Crestview Fund III is owned by investment funds, the general partner of which is Crestview Partners III GP, L.P. (“Crestview III GP”), each of which may be deemed beneficial owners of the shares held by Crestview Fund III. Crestview Fund IV is owned by investment funds, the general partner of which is Crestview Partners IV GP, L.P. (“Crestview IV GP”), each of which may be deemed beneficial owners of the shares held by Crestview Fund IV. Crestview III GP has voting and investment control over shares held by Crestview Fund III, and Crestview IV GP has voting and investment control over shares held by Crestview Fund IV. Decisions by each of Crestview III GP and Crestview IV GP to vote or dispose of such shares require the approval of a majority of members of its respective investment committee and the chairman of such investment committee, each of which is composed of the following individuals: Barry S. Volpert (chairman), Thomas S. Murphy, Jr., Robert V. Delaney, Jr., Brian P. Cassidy, Alexander M. Rose, Adam J. Klein and Daniel G. Kilpatrick. None of the foregoing persons has the power individually to vote or dispose of such shares. Each of the foregoing individuals disclaims beneficial ownership of all such shares. The address of each of the foregoing is c/o Crestview, 590 Madison Avenue, 42nd Floor, New York, NY 10022.

(2)

CVC is wholly owned by CVC Capital Partners VI (A) L.P, CVC Capital Partners VI (B) L.P, CVC Capital Partners VI (C) L.P, CVC Capital Partners VI (D) S.L.P, CVC Capital Partners VI Associates L.P and CVC Capital Partners Investment Europe VI L.P (collectively, “CVC Fund VI”). CVC Capital Partners VI Limited is the sole general partner of each of the limited partnerships comprising CVC Fund VI. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held by CVC. The board of directors of CVC exercises voting and investment authority with respect to the Common Shares. CVC Capital Partners VI Limited is managed by a three member board of directors. Each of the foregoing individuals disclaims beneficial ownership of the securities beneficially owned by CVC. The registered address of CVC is at 1 Waverley Place, Union Street, St Helier, Jersey JE1 1SG.

(3)

Consists of 11,877,257 Common Shares held by Fidelis Investors LP and 6,110,107 Common Shares held by Fidelis Investors Offshore LP (collectively, the “Goldman Sachs Entities”). FIHL Access Advisors, Ltd. is the general partner of the Goldman Sachs Entities. There are three directors of FIHL Access Advisors, Ltd. There are six members of the applicable investment committee of the Asset Management Division of Goldman Sachs, none of which are directors of FIHL Access Advisors, Ltd. The mailing address of the Goldman Sachs Entities is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(4)

The general partner of Pine Brook Feal Intermediate, L.P. is PBRA (Cayman) Company. PBRA (Cayman) Company may be deemed to have voting or dispositive power over the shares owned by Pine Brook Feal Intermediate, L.P. PBRA (Cayman) Company disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein. The registered address for Pine Brook Feal Intermediate, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.

(5)

Represents 16,415,233 Common Shares owned by Platinum Ivy B 2018 RSC Limited (“Platinum Ivy”), which is a wholly owned subsidiary of the Abu Dhabi Investment Authority (“ADIA”). By reason of its ownership of Platinum Ivy and pursuant to the rules and regulations of the SEC, ADIA may be deemed to share investment and voting power over and, therefore, beneficial ownership of, the Common Shares held directly by Platinum Ivy. ADIA is an independent public investment institution owned by the Emirate of Abu Dhabi, founded in 1976, that manages a diversified global investment portfolio across more than two dozen asset classes and sub-categories, including quoted equities, fixed income, real estate, private equity, alternatives and infrastructure. The mailing address for ADIA is 211 Corniche Street, P.O. Box 3600, Abu Dhabi, United Arab Emirates. The mailing address of Platinum Ivy is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

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(6)

SPFM Holdings, LLC is a Delaware limited liability company, which is governed by a board of directors that has the authority to dispose of and vote the shares held by SPFM Holdings, LLC. The mailing address of SPFM Holdings LLC is One Tower Square, Hartford, CT 06183.

(7)	MGU HoldCo will not sell any of its Common Shares in this offering.
(8)	Represents Common Shares held by Richard Brindle, Common Shares held by Charles Mathias, Common Shares held by Daniel Burrows, and Common Shares held by Hinal Patel, respectively.
(9)

Represents 1,951,233 Common Shares held by Alfa General Insurance Corp., Alfa Life Insurance Corp., Alfa Mutual Fire Insurance Co., Alfa Mutual General Insurance Co., Alfa Mutual Insurance Co., Trexis Insurance Corp. and Trexis ONE Insurance Corp. (collectively, the “Alfa Entities”). Investment and voting decisions with respect to the Common Shares held by the Alfa Entities are made by Alfa’s Chief Investment Officer. The Alfa Entities are a “group” within the meaning of Rule 13d-5 of the Exchange Act. The mailing address of the Alfa Entities is 2108 E. South Blvd, Montgomery, AL 36117.

(10)

The general partner of Capital Z Partners (Fidelis) LP (“Capital Z”) is Capital Z Partners (Cayman) GP, LP. Its general partner is Capital Z Partners III GP, Ltd. The general partner has appointed Capital Z Partners Management, LLC as the investment manager (the “Investment Manager”) of Capital Z Partners (Fidelis), LP with effective control under the investment management agreement. Each member of the Investment Manager disclaims ownership of the Common Shares held by Capital Z Partners (Fidelis) LP, except to the extent that such member has a pecuniary interest therein through an investment in the general partner. The mailing address of Capital Z Partners (Fidelis) LP is 4851 Tamiami Trail N, Suite 200, Naples, FL 34103.

(11)

UDI Partners LLC Series A1 is a Delaware limited liability company, which is governed by a board of managers that has the authority to invest and vote for the shares held by UDI Partners LLC Series A1. Signatory and voting authority have been delegated to         . Decisions regarding the liquidation of investment positions have been delegated by the board of managers to         . The mailing address of UDI Partners LLC Series A1 is 1 Rockefeller Plaza, 20th Floor, New York NY 10020.

(12)

Paxton Holdings LLC is a Florida limited liability company, which is governed by a board of managers that has the authority to invest and vote for the shares held by Paxton Holdings LLC. Signatory and voting authority have been delegated to             . Decisions regarding the liquidation of investment positions have been delegated by the board of managers to . The mailing address of Paxton Holdings LLC is 767 Fifth Avenue, 17th Floor, New York, NY 10153.

(13)	Consists of Selling Shareholders not otherwise listed in this table who collectively beneficially own less than 1% of our Common Shares prior to this offering.

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MATERIAL CONTRACTS AND RELATED PARTY TRANSACTIONS

References to “Previous Fidelis” refer to FIHL and its consolidated subsidiaries prior to the consummation of the Separation Transactions and this offering. References to the “Current Fidelis” refer to FIHL and its consolidated subsidiaries following the consummation of the Separation Transaction. Unless otherwise indicated, or the context otherwise requires, references herein to “Fidelis,” “Group,” “we,” “our,” “us,” and other similar references refer (i) prior to the consummation of the Separation Transactions and this offering to Previous Fidelis and (ii) following the consummation of the Separation Transactions to Current Fidelis.

Cooperation Agreement

On July 23, 2022 FIHL, MGU HoldCo and certain third-party investors in MGU TopCo, including the Alfa Entities, SPFM and Capital Z as Existing Shareholders and entities affiliated with Capital Z, Further Global Capital, Barings LLC, Oak Hill Advisors and Blackstone, entered into the Cooperation Agreement, which provides that the parties thereto will cooperate regarding certain matters related to this offering and the Separation Transactions including, for the avoidance of doubt, the execution and effectiveness of the Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement (each as defined below). See “The Separation Transactions” for a more detailed description of the steps taken to implement the Separation Transactions.

Framework Agreement

The Framework Agreement establishes the overarching parameters of the outsourced underwriting relationship between Current Fidelis and Fidelis MGU, which is more specifically governed on a jurisdictional basis by a series of delegated underwriting authority agreements (the “Delegated Underwriting Authority Agreements”). See “—Delegated Underwriting Authority Agreements.” FIHL and MGU HoldCo also entered into the Inter-Group Services Agreement, which covers the outsourcing of certain non-underwriting services to be provided by Fidelis MGU to FIHL and FIHL (UK) Services, each of which became effective on January 3, 2023.

Joint Referral Forum

FIHL and MGU HoldCo have agreed to create and maintain a flexible forum that will be used by Current Fidelis and Fidelis MGU to discuss and resolve any issues arising under either the Framework Agreement or under any Delegated Underwriting Authority Agreement (the “Joint Referral Forum”). The individuals taking part in any such discussions will differ depending upon the nature of the issue and the parties involved.

FIHL and MGU HoldCo must notify the Joint Referral Forum (the “JRF Notification”) in writing as soon as reasonably practicable if it becomes aware of particular extraordinary events, such as material breach of the Delegated Underwriting Authority Agreement, any event (including actions taken by a regulatory authority) that could materially impact the ability of a subsidiary to perform its obligations under a Delegated Underwriting Authority Agreement, or any insolvency, fraud or a change of license, or voluntary run-off, among other events, of any operating subsidiary that may have an adverse impact on the corresponding Delegated Underwriting Authority Agreement (the “Prior Consent Obligation”).

Following a JRF Notification, the Joint Referral Forum will, for a period of 30 days (the “JRF Deadline”), use best endeavors to agree (as applicable): (a) whether it is reasonably practicable to continue a Delegated Underwriting Authority Agreement following an insolvency event;

(b) upon a course of conduct to remedy any material breaches, acts of fraud, or other occurrences that could impact upon a party’s performance of the Delegated Underwriting Authority Agreement; or (c) whether FIHL’s failure to adhere to its Prior Consent Obligation would materially impact the applicable Fidelis MGU if the applicable Delegated Underwriting Authority Agreement were to continue.

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If the Joint Referral Forum fails to reach any such agreement by the JRF Deadline, one or more of the parties to the affected Delegated Underwriting Authority Agreements will have termination rights. See “—Termination.”

Term

The Framework Agreement (and each Delegated Underwriting Authority Agreement) has a rolling initial term of 10 years. Years one to three will roll automatically (each year resetting for a new 10-year period). From year four onwards, the Framework Agreement will roll solely at the written election of FIHL, such election to be delivered at least 90 days prior to the commencement of the subsequent contract year, with each year resetting for a new 10-year period. Any decision by FIHL to elect not to roll the Framework Agreement at or after year four will mean that the remainder of the 10-year term then in effect will continue in place (i.e., the Framework Agreement will have a further nine years to run in the first year following the election by FIHL not to roll the Framework Agreement), subject to the termination rights described below.

Termination

The Framework Agreement (and each Delegated Underwriting Authority Agreement) is subject to termination upon the occurrence of certain events, including (i) by either party: (a) immediately after the JRF Deadline, as a result of a material act of fraud on the part of the other party; (b) immediately after the JRF Deadline, if the other party is subject to an insolvency event and the Joint Referral Forum fails to unanimously agree that it is reasonably practicable to continue the affected Delegated Underwriting Authority Agreement; or (c) with 10 business days’ notice after the JRF Deadline, if the Joint Referral Forum, using best endeavors, fails to agree upon a course of conduct to remedy any material breaches or non-material acts of fraud (and to mitigate the likelihood of future breaches or frauds occurring), or to mitigate the impact of any occurrence that could impact upon a party’s performance of the Delegated Underwriting Authority Agreement; and (ii) by Fidelis MGU: (a) after the expiry of six months for a ratings downgrade to below “A-” by A.M. Best or S&P on the part of FIHL; or (b) within 10 business days’ notice after the JRF Deadline, if the Joint Referral Forum, using best endeavors, fails to reach an agreement upon a course of action in respect of FIHL’s breach of the Prior Consent Obligation.

Group Annual Plan and Group Underwriting Strategy

The parties to the Framework Agreement will agree the following documents on an annual basis: (i) a Group Annual Plan, which will establish Current Fidelis’ underwriting parameters and risk tolerances in respect of its three-pillar underwriting strategy on a gross and net basis for each annual period; and (ii) a group-level underwriting strategy (the “Group Underwriting Strategy”), which will establish how Fidelis MGU and Current Fidelis will coordinate the manner in which insurance and reinsurance risks are underwritten pursuant to the Delegated Underwriting Authority Agreements in each annual period.

The parties to each Delegated Underwriting Authority Agreement will have due regard to the latest Group Annual Plan and the Group Underwriting Strategy when preparing their own Subsidiary Annual Plans in respect of each annual period.

Run-Off Services

Upon termination of the Framework Agreement or any Delegated Underwriting Authority Agreement, Fidelis MGU will remain obligated to provide run-off services in respect of live risks at the date of termination (the “Run-Off Services”), and Current Fidelis will continue to pay fees under the Framework Agreement in exchange for the performance by Fidelis MGU of any Run-Off Services. Following the Separation Transactions, such determination of live risks in run-off will be performed by Fidelis MGU with oversight from Current Fidelis, in accordance with current claims handling and risk management practices and policies

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which are expected to be substantially retained. The provision of Run-Off Services will be subject to a 24-month review, whereby Current Fidelis will be permitted to give at least six (6) months’ prior written notice to Fidelis MGU of its intention to rely upon an alternative run-off services provider. No separate termination fee will be payable by the relevant insurance operating subsidiary of Current Fidelis if it elects not to roll the minimum term of the applicable Delegated Underwriting Authority Agreement into another year.

Fidelis MGU will be required to maintain an exit plan for transitioning the Run-Off Services to an alternative run-off services provider, substantially in the form provided for in the Framework Agreement (the “Exit Plan”). The Exit Plan will contain the following key features governing the provision of Run-Off Services:

•

a process for orderly transfer, at Current Fidelis’ sole discretion, of the business subject to, and requiring the provision of, the Run-Off Services in whole or in part to an alternative provider(s) or to one or more insurance operating subsidiaries of Current Fidelis, subject always to the then-applicable regulatory requirements (the “Run-Off Transfer”);

•

certain rights, to be exercised at Current Fidelis’ sole discretion, aimed at ensuring the continuity of the provision of the Run-Off Services during the period required, including the right for any insurance operating subsidiary of Current Fidelis to hire staff from Fidelis MGU (in certain specific circumstances and subject to applicable employment laws) and a right of each insurance operating subsidiary of Current Fidelis to take steps to procure or provide funding to Fidelis MGU;

•

a number of rights and obligations aimed at facilitating (i) the provision of Run-Off Services and the implementation of the Exit Plan, such as obligations on each party to cooperate with the other party and any designated transferee service provider in the event of a Run-Off Transfer and (ii) the alteration of the scope of Run-Off Services, including allowing for an immediate cessation of a specified service (provided that, for the avoidance of doubt, the remainder of services not ceased shall remain in place); and

•

a process for a requisite periodic review and testing of the Exit Plan aimed at ensuring the continuity of the provision of the Run-Off Services subject always to the then-applicable regulatory requirements.

Run-In Services

Fidelis MGU also performs certain run-in services in respect of business which continue to be live risks following the consummation of the Separation Transactions.

Delegation

The Framework Agreement and the Delegated Underwriting Authority Agreements provide for, on a jurisdictional basis, the delegation of underwriting authority from each of the relevant insurance operating subsidiaries of Current Fidelis to the relevant subsidiaries of Fidelis MGU. Fidelis MGU may not sub-delegate to any third party any of its responsibilities under a Delegate Underwriting Authority Agreement without the prior written consent of Current Fidelis. The Framework Agreement provides a closed initial list of pre-approved managing general underwriters, in respect of which Fidelis MGU will not require Current Fidelis’ consent prior to sub-delegating responsibilities to them. Otherwise, the relevant operating subsidiary of Fidelis MGU may not sub-delegate to a third party any of its responsibilities under the applicable Delegated Underwriting Authority Agreement without the prior written consent of the corresponding insurance operating subsidiary of Current Fidelis.

Fidelis MGU has full delegation and authority with respect to policy language and will be permitted to sub-delegate underwriting authority to a closed initial list of managing general underwriters.

Subsidiary Annual Plans

Each Subsidiary Annual Plan will be prepared by the parties to each relevant Delegated Underwriting Authority Agreement, who must consider the Group Underwriting Strategy and Group Annual Plan in finalizing

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this document. Alternatively, FIHL and MGU HoldCo may negotiate any Subsidiary Annual Plan for and on behalf of their respective subsidiaries, provided that the governing bodies of the applicable subsidiaries ultimately approve such Subsidiary Annual Plan.

Each Subsidiary Annual Plan may be subjected to a mid-year review at any point during the year (the “Mid-Year Change Procedure”) by either party to the applicable Delegated Underwriting Authority Agreement. Initially, any material proposed amendments that are subject to the Mid-Year Change Procedure will be discussed by the Joint Referral Forum and, if accepted, will be formally agreed by the Joint Referral Forum for and on behalf of the relevant parties. If the amendments have not been agreed within the defined timeframe and resolution is not achieved by the Joint Referral Forum, such amendments may be referred to the Chief Executive Officers of the relevant subsidiaries for consideration within a defined timeframe. Following the expiry of such defined timeframe, the parties will consider whether to refer the matter to mediation or arbitration pursuant to the dispute resolution procedures set out below (see “—Dispute Resolution”). Non-material changes to the Delegated Underwriting Authority Agreements can be agreed through the Joint Referral Forum.

During the first annual period, Fidelis MGU will be authorized to write aviation, energy, marine, specialty other, property, credit and political risk, bespoke, property reinsurance, property D&F, retrocession and whole account lines of business, as set out in the Delegated Underwriting Authority Agreements (the “Permitted Lines”), provided it remains within the risk appetite set by Current Fidelis and A.M. Best’s Capital Adequacy Ratio (“BCAR”) and S&P scores for Current Fidelis. Current Fidelis’ risk appetite in respect of a specific Permitted Line will be determined by reference to certain pre-determined underwriting parameters that are determined based on various factors including: (i) the LOB premium limit set out in the Group Annual Plan and each Subsidiary Annual Plan; (ii) the aggregate underwriting limit set out in Group Annual Plan and each Subsidiary Annual Plan; (iii) the underwriting risk appetite as defined in the latest version of the applicable approved ‘Risk, Capital & Solvency Appetite’ document for either Current Fidelis or the applicable operating subsidiary; (iv) FIHL’s underwriting exposure management preferences, as defined in the approved Group Annual Plan, or any Subsidiary Annual Plan; and (v) the minimum economic capital headroom necessary to ensure that FIHL will be able to maintain its Minimum BCAR Score and Minimum S&P Surplus (the “Underwriting Parameters”). If Fidelis MGU wishes to write business in excess of the Underwriting Parameters in a given year, it will be required to submit such request for the corresponding operating subsidiary’s consideration, with such approval being initially sought via the Joint Referral Forum.

Each Subsidiary Annual Plan shall be eligible for renewal for successive years in accordance with the same terms as the Subsidiary Annual Plan that the parties approved for the prior year, as adjusted for any changes arising from a Mid-Year Change Procedure relating to the relevant prior year’s Subsidiary Annual Plan. Unless required as a result of changes to the relevant statutory and regulatory regimes, any other amendments to the Subsidiary Annual Plans shall be subject to annual negotiation by the parties, with advance notice of material changes required to be delivered to the other party in a timely manner. If Fidelis MGU and Current Fidelis do not reach an agreement with respect to any Subsidiary Annual Plan or any portion of the Subsidiary Annual Plan in respect of any given year, such Subsidiary Annual Plan or portion of the Subsidiary Annual Plan from the previous year will be automatically renewed on the same terms as in the prior year. The Framework Agreement contains certain limitations in respect of the permissible amendments to the Subsidiary Annual Plans. For instance, Current Fidelis will be permitted to exit a particular Permitted Line if the specified metrics and underwriting ratios in the Subsidiary Annual Plans for each of the three previous years are triggered. However, if Current Fidelis reasonably considers that an underwriting ratio for any Permitted Line has materially deteriorated, Fidelis MGU must prepare a remediation plan that sets out how it will ensure that the Permitted Line will fall within the underwriting ratio in the subsequent year. Should a change to any Subsidiary Annual Plan be requested by either party and denied three years in a row, it will be referred to the non-calculations dispute resolution procedure to be resolved.

Under each Subsidiary Annual Plan, Current Fidelis will be responsible for ensuring that there is sufficient capital available throughout each annual period to meet such Subsidiary Annual Plan and all rating agency

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requirements, and for retaining sufficient capital for both the current planned year and the forecasted subsequent year and for meeting all rating agency requirements for the target rating for those periods.

Each Fidelis MGU may, at the request of customers, move their business to third party capital providers if FIHL is placed on negative outlook to below “A-” by A.M. Best or S&P. Exclusivity provisions contained in the Framework Agreement are suspended for any period that the negative outlook subsists (or becomes a ratings downgrade to below “A-” by A.M. Best or S&P) after six months.

Fidelis MGU has delegated authority to place outwards reinsurance on Current Fidelis’ behalf within the parameters of the Subsidiary Annual Plans. Current Fidelis will retain decision-making authority for outwards reinsurance outside the scope of such parameters. The Subsidiary Annual Plans will also ensure that the outwards reinsurance purchased is in line with the Solvency II directive eligibility requirements for risk mitigation techniques. See “Business—Reinsurance.”

Exclusivity, Rights of First Offer and Rights of First Refusal

Under the terms of the Framework Agreement and the individual Delegated Underwriting Authority Agreements, subject to: (i) certain rights of first offer (“ROFO”) on the part of Fidelis MGU and rights of first refusal (“ROFR”) on the part of Current Fidelis; and (ii) any arrangements that Current Fidelis has with third party managing general underwriters that pre-date the Framework Agreement (and which will remain in force) involving the provision of capital that the third party managing general underwriters may use to underwrite business on Current Fidelis’ behalf, Current Fidelis shall secure its business exclusively from Fidelis MGU and Fidelis MGU shall provide underwriting and support services exclusively to Current Fidelis.

If either Current Fidelis or Fidelis MGU rejects the other party’s proposal pursuant to the ROFO process or ROFR process, respectively, the relevant party will not have the right to later request the opportunity to underwrite or provide capacity for (as applicable) the rejected business, which will stay with the relevant third-party insurer or managing general underwriters (as applicable), for so long as such party elects to take it up.

To the extent any ROFO or ROFR process results in Fidelis MGU being allocated increased or differently distributed capacity, such increase will be deemed included in that year’s relevant Subsidiary Annual Plan and will be included in setting the following year’s relevant Subsidiary Annual Plan.

Fidelis MGU Additional Capital ROFO

In the event that Current Fidelis identifies capital or risk appetite in excess of the parameters set forth in the relevant Subsidiary Annual Plan (the “Excess Risk Opportunity”), Fidelis MGU shall have a ROFO to underwrite such Excess Risk Opportunity for and on behalf of Current Fidelis (the “Fidelis MGU Capital ROFO”).

In order to exercise such Fidelis MGU Capital ROFO, Fidelis MGU will be required to present a detailed business plan to Current Fidelis setting out Fidelis MGU’s plan for the underwriting of such Excess Risk Opportunity (the “Fidelis MGU ERO Plan”). Such Fidelis MGU ERO Plan will be expected to include, without limitation, expected profitability and return on capital on the Excess Risk Opportunity, expected investor reaction and expected capital consumption of the Excess Risk Opportunity, Current Fidelis capital level stress scenarios and how an analysis of any conflicting risks or unfavorable covariance with Fidelis MGU’s originated portfolio would be managed (the “Minimum Plan Specifics”).

Where Current Fidelis (acting reasonably) declines Fidelis MGU Capital ROFO and for all business so sourced from any third parties other than Fidelis MGU, Current Fidelis shall:

•	present a detailed business plan to Fidelis MGU containing the Minimum Plan Specifics (the “Group ERO Plan”);

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•	consult in good faith with Fidelis MGU to refine the proposed Group ERO Plan to reduce any negative interactions with other business sourced by Fidelis MGU; and

•	agree with Fidelis MGU the format and frequency of reporting that Current Fidelis would be required to provide to Fidelis MGU in respect of such Group ERO Plan.

Group Additional Capital ROFR

If Fidelis MGU identifies an opportunity to underwrite business that falls outside of Current Fidelis’ capital or risk appetite parameters set forth in the Subsidiary Annual Plan in force at the relevant time (the “Additional Business”), Fidelis MGU is contractually required to give Current Fidelis a ROFR on such Additional Business (the “Group Capital ROFR”).

Specifically, following notice from Fidelis MGU of such opportunity to underwrite Additional Business, if Current Fidelis can accommodate such Additional Business within its available capital, Current Fidelis has seven business days to communicate its desire to accept the terms of the ROFR, and a further 20 calendar days from this date to make a firm commitment of interest (although this period may be extended if a non-objection (or similar) must be obtained from a regulatory authority), at which point such Additional Business will be deemed bound.

If Current Fidelis cannot accommodate such Additional Business within its available capital, it will be allowed a mutually agreed, reasonable amount of time to raise or free up the requisite amount of additional capital. If Current Fidelis does not elect to underwrite the Additional Business pursuant to the Group Capital ROFR, Fidelis MGU will be permitted to do so with a third-party insurer that is not part of Current Fidelis. To the extent that Fidelis MGU is writing such Additional Business with a third-party insurer where there is a risk of adverse selection to Current Fidelis or disclosure or misuse of competitively sensitive information regarding Current Fidelis, Fidelis MGU will demonstrate to the reasonable satisfaction of Current Fidelis that it has taken steps to mitigate against any risk of adverse selection and/or disclosure or misuse of competitively sensitive information.

Fidelis MGU Line of Business ROFO

In the event that Current Fidelis has appetite for a line of business beyond the Permitted Lines (the “New LOB”), Fidelis MGU shall have a ROFO to originate such New LOB (the “Fidelis MGU Line of Business ROFO”).

In order to exercise such Fidelis MGU Line of Business ROFO, Fidelis MGU will be required to present a detailed business plan to Current Fidelis setting out Fidelis MGU’s plan for how the New LOB capital will be utilized (the “Fidelis MGU New LOB Plan”). Such Fidelis MGU New LOB Plan must include the Minimum Plan Specifics, as appropriate for such New LOB. Having reviewed the Fidelis MGU New LOB Plan, Current Fidelis will have the option (acting reasonably) to accept Fidelis MGU’s proposal or to source an alternative third-party origination for such New LOB.

Where Current Fidelis declines the Fidelis MGU New LOB Plan and for all business so sourced from any third parties other than Fidelis MGU, Current Fidelis shall:

•	present a detailed business plan to Fidelis MGU containing the Minimum Plan Specifics (the “Group New LOB Plan”);

•	consult in good faith with Fidelis MGU to refine the proposed Group New LOB Plan to reduce any negative interactions with other business sourced by Fidelis MGU; and

•	agree with Fidelis MGU the format and frequency of reporting that Current Fidelis would be required to provide to Fidelis MGU in respect of such Group New LOB Plan.

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Group Line of Business ROFR

In the event that Fidelis MGU identifies a potential demand for a New LOB, Current Fidelis shall have a ROFR to provide capacity for such new LOB (the “Group Line of Business ROFR”).

As with the Group Capital ROFO outlined above, following notice from Fidelis MGU of such opportunity to underwrite the New LOB, if Current Fidelis can accommodate the New LOB, Current Fidelis has seven business days to communicate its desire to accept the terms of the Group Line of Business ROFR, and a further 20 days from this date to make a firm commitment of interest (although this period may be extended if a non-objection (or similar) must be obtained from a regulatory authority), at which point the New LOB will be deemed bound.

If Current Fidelis cannot accommodate such New LOB for licensing, available capital or other reasons, it will be allowed a mutually agreed, reasonable amount of time to obtain the necessary license or capital or make other arrangements in order to accommodate such New LOB. If Current Fidelis does not elect to provide capacity for the New LOB pursuant to the Group Line of Business ROFR, Fidelis MGU will be permitted to do so with a third-party insurer that is not part of Current Fidelis. To the extent that Fidelis MGU is writing the New LOB with a third-party insurer where there is a risk of adverse selection to Current Fidelis or disclosure or misuse of competitively sensitive information regarding Current Fidelis, Fidelis MGU will demonstrate to the reasonable satisfaction of Current Fidelis that it has taken steps to mitigate against any risk of adverse selection and/or disclosure or misuse of competitively sensitive information.

Fees and Commissions

The Framework Agreement sets out the calculations for various fees and commissions to be paid by Current Fidelis to Fidelis MGU.

Profit Commissions and Ceding Commissions

Ceding commissions payable to Fidelis MGU will be payable monthly in arrears and will be charged for underwriting, claims and actuarial pricing services. Such ceding commissions will be calculated based on net premiums written (gross of acquisition costs) to facilitate alignment on reinsurance purchasing. To avoid fee duplication, ceding commissions payable for open market business sourced by Fidelis MGU are set at 11.5% and ceding commissions payable for business sourced by Fidelis MGU via third-party managing general agents to whom underwriting authority has been sub-delegated by Fidelis MGU pursuant to newly established third-party managing general agency relationships are set at 3.0%. Business that continues to be sourced by cells of Pine Walk Capital continues to follow the fees and commissions set under those agreements, which fees and commissions are in line with normal market ranges, but without any additional fee levied by Fidelis MGU. For the avoidance of doubt, any premium on such sub-delegated business will be recognized on a look-through basis, i.e., recognizing premium when a particular risk is underwritten by the relevant managing general underwriter not at the inception of the relevant binding authority agreement. There will be no additional fees payable (with the exception of the Fidelis MGU- level portfolio management fee described below).

The sum of 20% of the “Operating Profit” of FIHL (as defined in the Framework Agreement) above an annual Binder Operating RoE hurdle of 5% hurdle rate will be payable at the end of each fiscal year to ensure alignment with portfolio management value proposition. The profit commission will be payable above a predetermined annual hurdle linked to Operating RoE, calculated on an aggregate basis for Current Fidelis and subsequently allocated proportionally for each of the insurance operating subsidiaries of Current Fidelis for payment to the respective operating subsidiaries of Fidelis MGU. The calculation of such profit commission will include a deficit carry-forward mechanism for a maximum of three years in which the applicable insurance operating subsidiary suffers a loss under the applicable Delegated Underwriting Authority Agreement. Such loss will be carried forward for a maximum of three years. There will be no claw back mechanism applicable.

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Other Fees and Commissions

A 3.0% portfolio management fee, to be calculated based on net premiums written, will be payable to Fidelis MGU. The portfolio management fee will reflect the value-added services provided by Fidelis MGU when compared with a traditional managing general underwriter model (i.e., Current Fidelis is expected to benefit from Fidelis MGU’s expertise in the management of its outwards program, in portfolio optimization matters, in managing the underwriting cycle, and from Fidelis MGU’s view of risk and overall portfolio allocation).

Overriding commissions (both ceding commissions and profit commission) will be payable by Current Fidelis to Fidelis MGU on outwards reinsurance quota share arrangements for newly sourced business to cover the cost of origination and the ongoing management of such contracts. This approach is expected to reduce the level of renegotiation required by Current Fidelis with quota share partners. Current Fidelis will retain 1% of all premium ceded under the quota share contracts to cover its tail and credit risk and also retain all overriders paid by the reinsurers to cover acquisition costs in certain lines of business. Current Fidelis is expected to benefit from improved pricing on account of its resulting ability to write larger gross lines.

In addition, a fee will be payable to Fidelis MGU in respect of the Run-Off Services, which will be mutually agreed and/or determined at the time of termination with reference to the scope of ongoing Run-Off Services and percentage of reserves based on available benchmarks.

Underwriting expenses directly related to the placement of an individual (re)insurance contract, including counsel fees or fees relating to third-party diligence, will be recoverable by Fidelis MGU from Current Fidelis.

Reporting

Fidelis MGU will provide detailed reporting to Current Fidelis on a monthly and quarterly basis for business written and control activities, depending on the nature of the report. Such reports will include, among other things, (i) accounting information (i.e., premiums written and earned, fees and loss reserves); (ii) underwriting information (including all insurance business underwritten under the Delegated Underwriting Authority Agreements); and (iii) claims handling information.

Claims Management

Current Fidelis will retain an oversight function over claims management activities, which is part of the services outsourced to Fidelis MGU. The Framework Agreement and the Delegated Underwriting Authority Agreements delegate claims authority up to a maximum monetary threshold. Fidelis MGU will provide Current Fidelis with sufficient oversight of its handling of claims that exceed the delegation threshold, and claims subject to litigation will be collectively handled by Current Fidelis and Fidelis MGU in accordance with Current Fidelis’ claims management processes. See “Business—Claims.”

Dispute Resolution

Claims not relating to technical calculations (e.g., claims related to negligent underwriting, defective portfolio composition or incorrect outwards reinsurance matching) will follow a tiered approach with varying degrees of escalation. Such claims will first be referred to the Joint Referral Forum; failing resolution by the Joint Referral Forum, such matters will be escalated first to mediation; and failing resolution at mediation, to binding arbitration. Claims relating to technical calculations will be referred to the CFO of each respective party and if a resolution cannot be reached, the claim will be escalated to a binding determination by a jointly appointed expert.

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Reserving

Current Fidelis will be responsible for performing its own end-to-end reserving process, including its own reserve production and sign-off procedures. Fidelis MGU will provide data in furtherance of Current Fidelis’ reserving process if required and will review aspects of Current Fidelis’ reserving process if Current Fidelis deems it appropriate.

Delegated Underwriting Authority Agreements

Certain operating subsidiaries of MGU HoldCo have entered into Delegated Underwriting Authority Agreements with the operating insurance subsidiaries of Current Fidelis on a jurisdictional basis.

Underwriting Services

Fidelis MGU operating subsidiaries perform certain underwriting services in exchange for the payment of the relevant fees and commissions by Current Fidelis including, among other services, advising on product strategy and development, including new products and policy language, and originating and placing policies within the parameters set forth in the Subsidiary Annual Plans, developing business relationships with licensed third-party wholesale insurance brokers, agents, producers and coverholders, selecting, performing diligence on, onboarding and managing brokers, agents, producers and coverholders, reviewing insurance applications and submissions from potential insureds for compliance with applicable letters of authority and soliciting, negotiating and executing placement of policies within risk appetites and rating agency scores by applying prices and rates as appropriate in accordance with rating plans, guidelines and models.

Actuarial Services

Fidelis MGU performs certain actuarial services pursuant to the Delegated Underwriting Authority Agreements including, among other services, providing pricing support and advice to Current Fidelis, advising on pricing strategy and outwards pricing, developing and inputting on capital and pricing models, both internal and external, supporting the underwriting function in policy pricing, pricing live transactions and repricing annual transactions, maintaining a pricing metrics dashboard, performing ad hoc premium rate movement calculations and defining stochastic losses in FireAnt.

Claims Handling

Fidelis MGU performs certain claims handling services pursuant to the Delegated Underwriting Authority Agreements, including, among other services, advising on claims management strategy and implementation, preparation of claims guidelines, reserving philosophy, authority limits and claims acceptance and rejection criteria, performing claims adjustment and payments, managing disputes, litigation, subrogation and recoveries, and managing broker, underwriter, client and third-party administrators.

Ancillary Services

Fidelis MGU performs certain ancillary services pursuant to the Delegated Underwriting Authority Agreements including, among other services, advising on and negotiating contract terms for inwards and outwards contracts, developing and maintaining records of policy language and issuing and executing all of the necessary contractual documentation for new and renewal policies, related endorsements and cancellations.

Outwards Reinsurance Services

Fidelis MGU performs the following outwards reinsurance services pursuant to the Delegated Underwriting Authority Agreements including, among other services, advising on the outwards reinsurance and retrocession

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(“Outwards RI”) strategy and preparing the annual Outwards RI purchasing program, advising on the structure of Outwards RI placements and terms, addressing the market and consulting in selecting Current Fidelis’ panel of reinsurers, undertaking due diligence on Outwards RI counterparties, developing broker and reinsurer relationships, negotiating and executing all treaty Outwards RI and providing sign-off on facultative Outwards RI placements, preparing submissions for treaty Outwards RI, negotiating commutations and non-standard deals and retaining and storing all relevant policy documentation.

Inter-Group Services Agreement

FIHL and MGU HoldCo have entered into an Inter-Group Services Agreement, pursuant to which MGU HoldCo is obligated to provide a range of non-underwriting services to Current Fidelis on an outsourced basis. These services will include, but will not be limited to, accounting, other finance and reporting services, IT infrastructure maintenance and system development services and facilities management services.

Recipients of the Inter-Group Services

MGU HoldCo provides all of the non-underwriting services to either: (i) FIHL and FIHL (UK) Services, which they will then pass on to Current Fidelis; or (ii) any subsidiary in Current Fidelis directly, in each case, as FIHL and MGU HoldCo may agree from time to time.

Cross Functional Working Group

The parties have agreed to establish a Cross Functional Working Group (“CFWG”), which will comprise function heads from each party, and which is intended to facilitate and oversee the execution of activities required to manage the Inter-Group Services Agreement. The CFWG is also intended to act as an escalation point for any issues that may arise under the Inter-Group Services Agreement.

FIHL and MGU HoldCo will be required to notify the CWFG (the “CWFG Notification”) in writing as soon as reasonably practicable particular extraordinary events, such as material breaches of the Inter-Group Services Agreement, or any insolvency or fraud of any operating subsidiary that may have an adverse impact on the Inter-Group Services Agreement.

Following a CWFG Notification, the CWFG will, for a period of 30 days (the “CWFG Deadline”), use best endeavors to agree, as applicable: (a) whether it is reasonably practicable to continue the Inter-Group Services Agreement following an insolvency event; or (b) upon a course of conduct to remedy any material breaches or acts of fraud, or to mitigate the impact of any occurrence that could impact upon a party to the Inter-Group Services Agreement.

If the Joint CWFG fails to reach any such agreement by the CWFG Deadline, the innocent party to the Inter-Group Services Agreement will have termination rights. See “—Termination” below.

Fees

Fees under the Inter-Group Services Agreement will generally be charged by MGU HoldCo to FIHL on a costs plus 5% basis, and will be calculated quarterly. The parties will also share costs incurred from instructing third-party suppliers, with such costs being apportioned as a ratio based on each party’s respective staff headcount (e.g., if one of the parties had 25 employees and the other 100 employees, such ratio would be 1:4.).

Term

The Inter-Group Services Agreement follows a similar term to the Framework Agreement, as it provides for a minimum ten-year rolling term that will be automatically rolled forward in the first three years. From the fourth

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year of the agreement, FIHL may unilaterally determine that the minimum term shall not roll into any further year by notifying MGU HoldCo at least 90 days before the next anniversary of the commencement date of the Inter-Group Services Agreement.

Termination

The Inter-Group Services Agreement will be subject to termination by either party upon the occurrence of certain events, including: (i) immediately after the CWFG Deadline, as a result of a material act of fraud on the part of the other party; (ii) immediately after the CWFG Deadline, if the other party is subject to an insolvency event and the CWFG fails to unanimously agree that it is reasonably practicable to continue the Inter-Group Services Agreement; (iii) with 10 business days’ notice after the CWFG Deadline, if the CWFG, using best endeavors, fails to agree upon a course of conduct to remedy any material breaches or non-material acts of fraud (and to mitigate the likelihood of future breaches or frauds occurring), or to mitigate the impact of any occurrence that could impact upon a party’s performance of the Inter-Group Services Agreement; (iv) immediately if the CWFG has agreed upon a course of conduct to remedy a material breach, and the defaulting party does not commence such course of action agreed by the CWFG within ten business days of such course of action being agreed by the CWFG, although this termination right will be automatically revoked if the defaulting party provides the terminating party with evidence to the terminating party’s reasonable satisfaction that it has commenced the course of action within the 10 business day termination period and completes the course of action within a cure period agreed by the CWFG; or (v) save where (iv) applies (i.e., other than in the event of a material breach), with 30 business days’ notice if a defaulting party does not commence any course of action agreed by the CWFG within 20 business days of such course of action being agreed by the CWFG, provided that this termination right will be automatically revoked if the defaulting party provides the terminating party with evidence to the terminating party’s reasonable satisfaction that it has commenced the course of action within the 30 business day termination period.

Following termination of the Inter-Group Services Agreement, the parties will comply with the terms of the exit plan, which is intended to ensure the seamless continuation of services by MGU HoldCo until FIHL is able to either bring these functions in-house or transfer them to an alternative provider. MGU HoldCo will receive a commensurate fee for the performance of these run-off services.

Service Standards and Service Credit

MGU HoldCo will be subject to various service standards in the provision of services under the Inter-Group Services Agreement. In addition to general requirements to carry out its obligations in accordance with good industry practice and all reasonable care and skill, the Inter-Group Services Agreement contains a number of prescribed service-level agreements and key performance indicators (“KPIs”), that apply to a range of services.

If MGU HoldCo fails to remedy breaches of the service-level agreements or KPIs within a reasonable period agreed with FIHL (a “Service Shortfall”), it shall be eligible for service credits, which will be identified and applied on a quarterly basis and represent a percentage of the fees that MGU HoldCo is entitled to receive under the agreement for the applicable quarter. The applicable percentage that represents the service credit will start from a deduction of 0.5% where five Service Shortfalls occur during the applicable reference period (i.e., day, week or month) and will rise incrementally based upon the number of service credits that occurred during the applicable period.

Material Outsourcing Provisions

As the Inter-Group Services Agreement will be regarded as a ‘material outsourcing agreement’ under the relevant regulatory rules (see “Certain Regulatory Considerations”), it contains a number of provisions that are required by applicable law and regulation. In particular, MGU HoldCo will be required to put in place, and to regularly maintain, update and test, plans for operational resilience, business security, cyber security and disaster

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recovery. MGU HoldCo will also be required to maintain an exit plan (the first version of which will be appended to the Inter-Group Services Agreement), which will provide for a smooth run-off of the services contained within the Inter-Group Services Agreement following termination.

FIHL, as the outsourcing party, will have the right to audit MGU HoldCo in respect of these services, and to test the plans listed above that MGU HoldCo will be required to maintain and test. MGU HoldCo will also be required to provide similar access to regulatory authorities in order to perform audits of the services that it provides under the Inter-Group Services Agreement.

Other

Other Existing Outsourcing Arrangements

Current Fidelis has certain other outsourcing arrangements which will be categorized as critical from a regulatory perspective. These arrangements are in place and are either contracted directly by Current Fidelis or via Fidelis MGU, depending on the nature of the support provided. The most critical of these existing arrangements include custodian and administrative services provided by Clearwater Analytics LLC to FIHL in connection with Current Fidelis’ fixed maturity portfolio; underwriting system support services provided by Imaginera Limited to FML and which form part of the services to be provided by Fidelis MGU to Current Fidelis; claims processing, assessing and administrative services provided by Pro Insurance Solutions Limited to FML and which form part of the services to be provided by Fidelis MGU to Current Fidelis; actuarial modelling and other actuarial support services provided by Dynamo Analytics to FIHL; and cloud data hosting services provided by Oracle Corporation UK Limited to FML and which form part of the services to be provided by Fidelis MGU to Current Fidelis.

Leases

The two Bermuda leases are currently held by FIBL and it is expected that one of the leases will be transferred to Bermuda MGU with the provision of a rental guarantee, with FIBL retaining the other lease. The existing Pine Walk Capital lease will also remain as part of Fidelis MGU following the consummation of the Separation Transactions (see “Business—Facilities”). FIID currently shares office space leased by FML, which is part of Fidelis MGU. During 2023, FIID employees will move to another location in Dublin which it leases and is currently being renovated (it is expected that this lease will be transferred by FIHL (UK) Services, Irish Branch).

Licensing Arrangements

As part of the Separation Transactions, existing technology platforms, including Tyche capital models, the Prequel Policy Administration system, the Jarvis Data Warehouse, and the FireAnt Analytics system, were transferred to Fidelis MGU. Fidelis MGU provides Current Fidelis with a license in respect of this technology, so that Current Fidelis can continue to benefit from the use of such technology, or the outputs of it (as applicable), as part of the services that it receives under the Framework Agreement and the Inter-Group Services Agreement. In particular, Current Fidelis has access to outputs from Fidelis MGU’s use of the FireAnt Analytics system, a pricing, analytics and portfolio optimization tool, as part of the business modelling services that it receives from Fidelis MGU. Prequel will also continue to be a key supporting system used in Current Fidelis’ underwriting procedures. Data stored on Jarvis will continue to be used as part of the technical accounting services that Current Fidelis receives. Relevant third-party vendor owned tools and systems will be licensed to Current Fidelis either directly by the vendors or via Fidelis MGU and support will be provided by Fidelis MGU through the Inter-Group Services Agreement. The “Fidelis” name, certain trademarks in the U.K. and E.U., proprietary branding and other protectable signs are also subject to licensing by Fidelis MGU in favor of Current Fidelis.

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Amended and Restated Common Shareholders Agreement

The Existing Shareholders will continue to be shareholders of FIHL, as part of Current Fidelis, following the consummation of this offering. After giving effect to this offering, the Existing Shareholders will own         % of FIHL’s outstanding Common Shares. The Existing Shareholders are currently party to the Existing Common Shareholders Agreement, which contains provisions that govern the rights and obligations of the Existing Shareholders, including, but not limited to, transfer restrictions and corporate governance matters. The Amended and Restated Common Shareholders Agreement, which will replace the Existing Common Shareholders Agreement, will be effective as of the consummation of this offering. Part of the Amended and Restated Common Shareholders Agreement, which will be phased in its implementation, will be (i) for the Existing Shareholders to waive certain tag rights and rights of first refusal under the Existing Common Shareholders Agreement and (ii) to redraw the reserved matters and the consent rights and minority protections for the continuing shareholders as those will relate to FIHL, as part of Current Fidelis following this offering. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate and provide the relevant disclosure regarding such Amended and Restated Common Shareholders Agreement.

Reserved Matters

Under the terms of the Amended and Restated Common Shareholders Agreement, the following are some matters that will require a simple majority approval of the Board: (i) sourcing business from any party other than Fidelis MGU; (ii) entering into any new lines of business not included in the Permitted Lines, save to the extent such new lines of business are sourced through Fidelis MGU following Current Fidelis’ exercise of the Line of Business ROFR (see “—Group Line of Business ROFR”); and (iii) approval of business plans for any non-Fidelis MGU business.

Certain Existing Shareholders and MGU HoldCo will also be entitled to nominate representative directors to the Board, so long as they maintain a specified minimum shareholding threshold. See “Description of Share Capital—Certain Provisions of the Amended and Restated Bye-Laws—Number of Directors.”

Consent Rights and Minority Protections

For so long as MGU HoldCo holds 4.9% of the Common Shares of FIHL and the Framework Agreement is in effect, the consent of MGU HoldCo is required for FIHL to take any of the following actions: (i) to effect any change in the jurisdiction, incorporation or name of FIHL or any member of Current Fidelis; (ii) to make a material change to the nature or scope of the business underwritten by FIHL and any member of Current Fidelis; (iii) to effect any amendments to the Amended and Restated Bye-Laws or the Amended and Restated Common Shareholders Agreement that are reasonably likely to have a material adverse effect on Fidelis MGU, taken as a whole; and (iv) to make any acquisition or disposition of any asset for consideration in excess of 5.0% of the assets of FIHL that is reasonably likely to have a material adverse effect on Fidelis MGU, taken as a whole.

If FIHL authorizes, designates or issues additional Common Shares following the consummation of this offering, FIHL will provide advance notice to MGU HoldCo and MGU HoldCo will have the right to elect to purchase up to its pro rata portion of the Common Shares at the same price as other subscribers and within a specific period, in accordance with the terms of the Amended and Restated Common Shareholders Agreement (the “Allocation Right”).

If, following the consummation of this offering, MGU HoldCo sells any of its Common Shares, other than in connection with any stock conversions, buybacks, repurchases, redemptions, or other changes resulting from any stock split, combination or similar recapitalization, or its ownership of FIHL’s Common Shares otherwise falls below 4.9% as a consequence of a dilutive action taken by FIHL, MGU HoldCo will no longer be entitled to exercise the above mentioned consent rights or the Allocation Right. Any new class of common shares resulting from any of the foregoing will be similarly restricted.

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Registration Rights Agreement

The Existing Shareholders are party to a Registration Rights Agreement dated June 9, 2015, as amended by the First Amendment to the Registration Rights Agreement dated November 25, 2019, the Second Amendment to the Registration Rights Agreement dated February 3, 2020 and the Third Amendment to the Registration Rights Agreement dated as of July 13, 2021 (collectively, the “Registration Rights Agreement”), which contains provisions that govern the rights and obligations of the Existing Shareholders with respect to any future registration of our Common Shares.

Piggyback Registration Rights

Following the consummation of this offering, if FIHL proposes to file any registration statement under the Securities Act for the purposes of a public offering of its equity securities (including our Common Shares) (the “Piggyback Registration”), it is obligated to give prompt written notice of the same to the Existing Shareholders, who will have 30 days following receipt of the same to request their Registrable Securities (as defined in the Registration Rights Agreement) be included in such Piggyback Registration (the “Piggyback Request”) and FIHL will use all commercially reasonable efforts to include the same. If necessary, the number of Registrable Securities subject to a Piggyback Request may be scaled down pro rata as more particularly set out in the Registration Rights Agreement.

FIHL has the right to abandon any Piggyback Registration at any time. Any Existing Shareholder may withdraw its Piggyback Request by giving written notice to FIHL at any time within five business days prior to the anticipated effectiveness of the registration statement in connection therewith. The rights to Piggyback Registration may be exercised on an unlimited number of occasions, provided that a period of 90 days has elapsed between the effective dates of each Piggyback Registration.

Priority Rights of Certain Shareholders—Demand Registration

Two or more Founders (as defined in the Registration Rights Agreement) have the right to request that FIHL effects a registration of all or part of their Registrable Securities under the Securities Act (a “Demand Registration”), provided, that such request is submitted following the expiration of the underwriter lock-up period and before FIHL has filed a Shelf Registration Statement (as defined below) and the anticipated aggregate offering price is at least $1,000,000. Following receipt of such request, FIHL will be required, not more than once each calendar quarter, to use commercially reasonable efforts to promptly effect the registration.

If the managing underwriter of the Demand Registration advises FIHL and the participating Founders that the total number of Common Shares requested to be registered by the Founders and other Existing Shareholders exceeds the Maximum Number of Securities (as defined below), the Common Shares will be included in the Demand Registration in the following order of priority:

(1)

first, the Common Shares of the Founders and any other Existing Shareholders up to the Maximum Number of Securities, and if the aggregate number of such Registrable Securities exceeds the Maximum Number of Securities, on a pro rata basis based on the amount of Registrable Securities beneficially owned by such Founders and Existing Shareholders; and

(2)	second, to FIHL (if applicable).

Priority Rights of Certain Shareholders—Shelf Registration

Following the consummation of this offering, FIHL will be required to use reasonable commercial efforts to qualify and remain qualified to register the Common Shares under the Securities Act. Any Founder may request in writing that FIHL promptly files a shelf registration statement providing for the registration, and the sale on a continuous or delayed basis, of the Registrable Securities of such Founder(s) and the other Existing Shareholders

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(a “Shelf Registration Statement”). Following the filing of such Shelf Registration Statement, FIHL will be required to use commercially reasonable efforts to (i) cause the Shelf Registration Statement to become effective; (ii) maintain the effectiveness of the Shelf Registration Statement; (iii) file a new Shelf Registration Statement upon its expiration; and (iv) amend or supplement the Shelf Registration Statement at the request of such Founder in connection with a shelf take-down, until all of the Registrable Securities have been sold or are no longer outstanding.

If a Shelf Registration Statement covering Registrable Securities is effective, a Founder (the “Demanding Founder”) may deliver a notice to FIHL (the “Take-Down Notice”) stating that it intends to effect an underwritten offering of all or part of its Registrable Securities included by it on the Shelf Registration Statement (a “Shelf Underwritten Offering”). Upon receipt of such Take-Down Notice, FIHL will be required to promptly deliver such Take-Down Notice to all other Existing Shareholders included on such Shelf Registration Statement and such Existing Shareholders, by giving notice within five business days of delivery of the Take-Down Notice, may include their Registrable Securities in the Shelf Underwritten Offering.

If the managing underwriter, as selected by the Demanding Founder, of the Shelf Underwritten Offering advises FIHL and the participating Founders in writing that the total number of Common Shares requested to be registered by the Founders exceeds the Maximum Number of Securities, the securities will be included in the Shelf Registration Statement in the following order of priority:

•

first, (A) in the case of the first Shelf Underwritten Offering, the Common Shares of the Founders and any other Existing Shareholders up to the Maximum Number of Securities, and if the aggregate number of such Registrable Securities exceeds the Maximum Number of Securities, on a pro rata basis based on the amount of Registrable Securities beneficially owned by such Founders and Existing Shareholders, and (B) in the case of any subsequent Shelf Underwritten Offerings, the Common Shares of the Founders, Platinum Ivy and SPFM (as those terms are defined in the Registration Rights Agreement) up to the Maximum Number of Securities, and if the aggregate number of such Registrable Securities exceeds the Maximum Number of Securities, on a pro rata basis based on the amount of Registrable Securities beneficially owned by each Founder, Platinum Ivy and SPFM;

•

second, the Registrable Securities requested to be included by other Existing Shareholders up to the Remaining Number of Securities (as defined in the Registration Rights Agreement), and if the aggregate number of such Registrable Securities exceeds the Remaining Number of Securities, on a pro rata share basis based on the amount of Registrable Securities beneficially owned by such Existing Shareholders; and

•	third, to FIHL (if applicable).

“Maximum Number of Securities” means, with respect to any Shelf Underwritten Offering or underwritten Piggyback Registration, the maximum number of securities which can be sold in such offering without materially and adversely affecting the marketability of such offering.

Preference Securityholders Agreement

All of the current holders of our Series A Preference Securities are party to a preference securityholders agreement (the “Preference Securityholders Agreement”), which contains provisions that govern the rights and obligations of the Preference Securityholders as security holders, including, but not limited to, transfer restrictions and corporate governance and other matters as described below and set out in the Preference Securityholders Agreement. See “Description of Share Capital” for a summary of our Series A Preference Securities and rights attached to them in the Preference Securityholders Agreement.

Indemnification and Exculpation of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them

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in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to that company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

The Existing Bye-Laws will be amended and restated, conditional on this offering being consummated. The Amended and Restated Bye-Laws provide that we will indemnify, to the fullest extent permitted by applicable law, our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The Amended and Restated Bye-Laws provide that holders of our Common Shares and the holders of Series A Preference Securities waive all claims or rights of action that they might have, individually or in right of FIHL, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or Director in respect of any loss or liability attaching to such officer or director in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We maintain a directors’ and officers’ liability policy for such a purpose.

In connection with the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers, which will contain customary terms for public companies. The form of the indemnification agreements has been filed as an exhibit to the registration statement of which this prospectus forms a part, and this description of the indemnification agreements is qualified in its entirety by reference thereto.

Side Letters with Certain Shareholders

There are certain side letters that currently exist between several of the Existing Shareholders and FIHL. We are currently reviewing the treatment of those side letters. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate and provide the relevant disclosure regarding such side letters.

Loans to Management

In November 2019, Previous Fidelis provided interest-free loans to certain of its management in the aggregate amount of $4.5 million (the “Management Loans”), pursuant to the terms of certain loan agreements entered into between certain of FIHL’s senior executives as borrowers and FIBL as lender (the “Management Loan Agreements”). The Management Loans were advanced in order to enable the borrowers to purchase and pay the subscription price for the Common Shares offered by FIHL as part of its rights offering and private placement in late 2019. The obligations of the borrowers under the Management Loan Agreements were secured by a pledge over the Common Shares purchased by each of the borrowers. The Management Loans were fully repaid in January 2023 as part of the Separation Transactions.

Policies and Procedures for Approval of Related Person Transactions

Upon the listing of our Common Shares on NYSE, we intend to adopt a related person transactions policy pursuant to which our executive officers, directors and principal shareholders, including their immediate family members, will not be permitted to enter into a related person transaction with us without the consent of our audit committee, another independent committee of our Board or the full Board. Any request for us to enter into a transaction with an executive officer, director, principal shareholder or any of such persons’ immediate family members, in which the amount involved exceeds $                , will be required to be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related person transaction. In approving or rejecting the

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proposed transaction, our audit committee will take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person’s interest in the transaction and, if applicable, the impact on a director’s independence. Under the related person transactions policy, if we should discover related person transactions that have not been approved, our audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

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DESCRIPTION OF SHARE CAPITAL

The following description of FIHL’s share capital summarizes certain provisions of the Amended and Restated Bye-Laws that will become effective as of the listing of our Common Shares on NYSE. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Amended and Restated Bye-Laws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part, and applicable Bermuda law. Prospective investors are urged to read the exhibits for a complete understanding of the Amended and Restated Bye-Laws. The descriptions of our Common Shares reflect changes to our capital structure that will occur upon the listing of our Common Shares on NYSE.

General

FIHL is a Bermuda exempted company registered with the Registrar of Companies in Bermuda under registration number 49414. We are incorporated under the name “Fidelis Insurance Holdings Limited.” Our registered office is at Waterloo House, 100 Pitts Bay Road, Pembroke, Bermuda HM08. Our agent for service of process in the United States in connection with this offering is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The objects for which we are formed and incorporated are unrestricted and we have the capacity, rights, powers and privileges of a natural person. We therefore are able to undertake activities without restriction on our capacity.

Share Capital

Upon the effectiveness of the registration statement of which this prospectus forms a part, our authorized share capital will consist of                 Common Shares, par value $0.01 per share and                 Series A Preference Securities, par value $0.01 per share, and there will be                 of our Common Shares outstanding and                 of our Series A Preference Securities outstanding.

Common Shares

Our Common Shares have no pre-emptive rights or other rights to subscribe for additional shares, and no rights of redemption, conversion or exchange. Under certain circumstances and subject to the provisions of the Amended and Restated Bye-Laws, FIHL may be required to make an offer to repurchase shares held by shareholders. All of our outstanding Common Shares, including the outstanding Common Shares covered by this prospectus, are fully paid and non-assessable. For additional information regarding certain provisions relating to our Common Shares under the Companies Act and our Amended and Restated Bye-Laws, compared to a Delaware corporation, see “Comparison of Shareholder Rights.”

Common Share Dividend and Distribution Rights

Under Bermuda law, a company may not declare or pay dividends or make a distribution out of contributed surplus if there are reasonable grounds for believing that: (i) it is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereafter be less than its liabilities. Under the Amended and Restated Bye-Laws, each Common Share is entitled to dividends, as and when dividends are declared by the Board, subject to any preference dividend right of the holders of any preference securities, including our Series A Preference Securities.

The boards of directors of the operating subsidiaries have absolute discretion, subject to statutory requirements, regulatory requirements and the terms of our existing indebtedness, to declare dividends at any

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time. The Board will decide the appropriate use of any funds received by way of dividend from an operating subsidiary, including, possibly, declaration of dividends or share repurchases by FIHL.

See “Dividend Policy” for more information on our dividend policy.

Voting Rights

In general, and subject to the restrictions described below, holders of our Common Shares will have one vote for each Common Share held by them and will be entitled to vote, on a non-cumulative basis, at all meetings of the shareholders.

Each holder of our Common Shares that is a U.S. person will be limited to voting (directly, indirectly or constructively, as determined for U.S. federal income tax purposes) that number of Common Shares equal to 9.9% of the Total Voting Power (as defined in the Amended and Restated Bye-Laws) of all classes of shares entitled to vote at a general meeting of FIHL (as determined taking into account all such reductions in voting rights). In addition to the foregoing, in order to ensure that non-U.S. holders of our Common Shares are subject to similar voting limitations as apply to U.S. holders of our Common Shares, no holder of our Common Shares will be permitted to vote (directly, indirectly or constructively) more than that number of Common Shares equal to 9.9% of the Total Voting Power.

Pursuant to the Amended and Restated Bye-Laws, each holder of our Common Shares shall provide us with such information as we may reasonably request so that we and the Board may make determinations as to the ownership (direct or indirect or by attribution) of Common Shares to such shareholder or to any person to which Common Shares may be attributed as a result of the ownership of Common Shares by such shareholder.

Rights Upon Liquidation

In the event of the liquidation, dissolution or winding up of FIHL, the holders of our Common Shares will be entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to the liquidation preference on any issued and outstanding preference securities, including our Series A Preference Securities.

Variation of Rights

If at any time FIHL has more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied with the approval of the Board and with the consent in writing of the holders of a Qualified Majority (as defined in the Amended and Restated Bye-Laws) of that class or with the sanction of a resolution passed by a Qualified Majority at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum will be two persons at least holding or representing by proxy a simple majority. The Amended and Restated Bye-Laws specify that the creation or issuance of shares ranking pari passu or senior with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Series A Preference Securities

General

The Series A Preference Securities rank senior to our Common Shares and to any other series of preference securities of FIHL ranking junior in right of payment of dividends and distributions of assets upon liquidation, dissolution or winding up to our Series A Preference Securities (such other shares being “Junior Shares”) and will rank pari passu with each other series of shares ranking on parity with our Series A Preference Securities with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up.

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The Series A Preference Securities rank after the claims of creditors with respect to amounts upon liquidation, dissolution or winding up. The Board may from time to time create and issue new Junior Shares without the approval of the holders of Series A Preference Securities and fix their relative rights, preferences and limitations.

We are generally able to pay dividends and distributions upon liquidation, dissolution or winding-up only out of lawfully available funds for such payment (i.e., after satisfaction of indebtedness and other non-equity claims).

Our Series A Preference Securities are fully paid and non-assessable. Our Series A Preference Securities are not subject to any sinking fund, retirement fund, purchase fund or other similar provisions.

Dividends on Our Series A Preference Securities

Dividends on our Series A Preference Securities are cumulative from the date of original issuance. Consequently, if the Board does not authorize and declare a dividend for any dividend period, holders of our Series A Preference Securities will be entitled to receive a dividend for such period, and such undeclared dividend will accumulate and will be payable.

Dividends on our Series A Preference Securities are cumulative from the date of original issuance and will be payable in cash when, as and if declared by the Board, quarterly in arrears on the fifteenth day of March, June, September and December of each year (or, if such day is not a business day, the first business day thereafter), commencing September 15, 2015 (each, a “Dividend Payment Date”). The Board may resolve, for any reason and in its absolute discretion, not to declare or pay in full or in part any dividends on our Series A Preference Securities in respect of one or more dividend periods. Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date to but excluding the applicable Dividend Payment Date for such dividend period. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payments on our Series A Preference Securities which may be deferred or in arrears.

Dividends accrue (i) from (and including) September 1, 2015 to (but excluding) September 1, 2025 (the “Fixed Rate Period”) at 9.00% of the $10,000 per share liquidation preference per annum (equivalent to $900 per share per annum); and (ii) from (and including) September 1, 2025 (the “Floating Rate Period”), at a floating rate per annum equal to three-month U.S. dollar LIBOR (or such other replacement method) plus 9.773%.

If we have, in the six months prior to any Dividend Payment Date, (a) paid a dividend on our Common Shares or (b) repurchased, retired or otherwise redeemed any of our Common Shares, then the dividend on our Series A Preference Securities payable on such Dividend Payment Date (including, for the avoidance of doubt, any accrued but unpaid dividends) must be declared and paid if the Solvency Condition is met and we have assets legally available therefor (a “Mandatory Dividend”).

We, in consultation with the BMA or any successor group supervisory body, will not declare dividends, including Mandatory Dividends, on any Dividend Payment Date on which the Solvency Condition is not met. The “Solvency Condition” means that FIHL and its consolidated insurance regulatory group must have capital of 125% of the prescribed regulatory minimum on and after any payment. At December 31, 2022 FIHL has capital in excess of the Solvency Condition.

During the Fixed Rate Period, dividends payable on our Series A Preference Securities are computed on the basis of a 360-day year consisting of twelve 30-day months. During the Floating Rate Period, dividends payable on our Series A Preference Securities will be computed on the basis of actual days elapsed over a year consisting of 365 days.

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Liquidation Rights of Our Series A Preference Securities

Upon any voluntary or involuntary liquidation, dissolution or winding-up of FIHL, holders of Series A Preference Securities are entitled to receive out of our assets legally available for distribution to shareholders, after satisfaction of indebtedness and other non-equity claims, if any, a liquidation preference in the amount of $10,000 per share, plus all accrued and unpaid dividends (whether or not earned or declared), if any, to the date fixed for distribution prior to and in preference to holders of our Common Shares and other class or series of our Junior Shares. Holders of our Series A Preference Securities will not be entitled to any other amounts after they have received their full liquidation preference.

In any such distribution, if the assets of FIHL are not sufficient to pay the liquidation preference in full to all holders of Series A Preference Securities, the amounts paid to the holders of Series A Preference Securities will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. If the liquidation preference has been paid in full to all holders of Series A Preference Securities, the holders of any other class of share will be entitled to receive all of its remaining assets according to their respective rights and preferences.

Upon any winding up of FIHL or any of its subsidiaries, no amounts will be paid to the holders of Series A Preference Securities until all obligations of FIHL or the relevant subsidiary (as the case may be) to its policyholders and beneficiaries of policyholders have been met.

A consolidation, amalgamation, merger, arrangement or reconstruction involving FIHL or the sale or transfer of all or substantially all of its shares or the property or business of FIHL will not be deemed to constitute a liquidation, dissolution or winding-up of FIHL.

Redemption of Series A Preference Securities

Under Bermuda law, the source of funds that may be used by a company to pay amounts to shareholders on the redemption of their shares in respect of the nominal or par value of their shares is limited to (i) the capital paid up on the shares being redeemed, (ii) funds of the company otherwise available for payment of dividends or distributions or (iii) the proceeds of a new issuance of shares made for purposes of the redemption, and, in respect of the premium over the nominal or par value of their shares, is limited to (A) funds otherwise available for dividends or distributions or (B) amounts paid out of the company’s share premium account before the redemption date.

Under Bermuda law, no redemption may be made by FIHL if there are reasonable grounds for believing that FIHL is, or would after the payment be, unable to pay its liabilities as they become due. In addition, if the redemption price is to be paid out of funds otherwise available for dividends or distributions, no redemption may be made if the realizable value of its assets would thereby be less than its liabilities.

Mandatory Redemption

On June 15, 2050, subject to the Solvency Condition being met and with the prior approval of the BMA (as applicable), we will redeem our Series A Preference Securities in whole at a redemption price equal to the stated liquidation preference of $10,000 per share, plus accrued and unpaid dividends, if any, as of such date.

Optional Redemption by FIHL

Any optional redemption by FIHL of our Series A Preference Securities is subject to the prior approval of the applicable regulatory authority (which as of the date of this prospectus would be the BMA) and the satisfaction of the Solvency Condition.

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At any time prior to December 15, 2025, our Series A Preference Securities will be redeemable at the option of FIHL, in whole at any time or in part from time to time, upon prior written notice in accordance with the certificate of designations, at a redemption price equal to the Make Whole Amount (as defined below) plus accrued and unpaid dividends, if any, to, but excluding, the date of redemption. The “Make Whole Amount” for any redemption date will be equal to the greater of (i) the aggregate liquidation preference of our Series A Preference Securities to be redeemed and (ii) the sum of the present values of the aggregate liquidation preference of our Series A Preference Securities to be redeemed and the remaining scheduled payments of dividends on our Series A Preference Securities to be redeemed up to but excluding December 15, 2025 (not including any portion of such payments of dividends accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the treasury rate plus 0.5%.

On and after December 15, 2025, our Series A Preference Securities will be redeemable at the option of FIHL, in whole or in part, upon prior written notice in accordance with the certificate of designations, at a redemption price equal to $10,000 per share, plus accrued and unpaid dividends, if any, to, but excluding, the date fixed for redemption.

Series A Preference Securities Director Appointment Rights

Observer Rights

If the Net Worth (as defined below) is less than 75% of the Total Capitalization (as defined below) (such 75% being the “Observer Capitalization Threshold”), the holders of Series A Preference Securities, acting as a separate class, will have the right to appoint one observer to the Board (the “OCT Appointment Right”). The term of office of such observer appointed pursuant to the OCT Appointment Right will terminate if (i) the Net Worth is equal to or greater than the Observer Capitalization Threshold or (ii) upon the appointment by the holders of Series A Preference Securities, acting as a separate class, of a director pursuant to the DCT Appointment Right (as defined below).

“Net Worth” means, as of the date of determination, the consolidated shareholders’ equity of FIHL as determined on a pro forma basis (as described below) by the Board, acting in good faith and based on the most recently prepared condensed, consolidated annual audited or unaudited quarterly financial statement prepared in accordance with International Financial Reporting Standards or U.S. GAAP (such statements being “Annual or Quarterly Financial Statements”).

“Total Capitalization” means, as of the date of determination, the sum of (i) the Net Worth and (ii) the aggregate principal amount of all outstanding indebtedness of FIHL for borrowed money and the aggregate liquidation preference of all outstanding Series A Preference Securities as determined on a pro forma basis (as described below) by the Board, acting in good faith and based on the most recently prepared Annual or Quarterly Financial Statements.

If FIHL incurs, assumes, redeems, defeases, retires or extinguishes any indebtedness, or issues, redeems or repurchases any Series A Preference Securities or Common Shares subsequent to the date of the most recently prepared Annual or Quarterly Financial Statements for which the Net Worth and the Total Capitalization are being calculated, then the Net Worth and the Total Capitalization will be calculated to give effect to such incurrence, assumption, redemption, defeasance, retirement or extinguishment of indebtedness, or such issuance, redemption or repurchase of Series A Preference Securities or Common Shares, as if the same had occurred prior to such date.

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Director Rights

The holders of our Series A Preference Securities may appoint their representative directors to the Board (the “Additional Directors”) in the following circumstances:

(1)

if the Net Worth is less than 71% of the Total Capitalization (such 71% being the “Director Capitalization Threshold”) and has not been increased to be equal to or greater than 71% within 90 days, the holders of our Series A Preference Securities, acting as a separate class, will have the right to appoint two directors to the Board (each, a “DCT Additional Director”) (the “DCT Appointment Right”). The term of office of each DCT Additional Director will terminate if the Net Worth is equal to or greater than the Director Capitalization Threshold and the number of directors constituting the Board will automatically be reduced accordingly.

(2)

in the event that dividends on our Series A Preference Securities are not paid in full on four Dividend Payment Dates, whether or not declared and whether or not consecutive, the holders of our Series A Preference Securities, acting as a class with any other holders of our Series A Preference Securities that did not receive dividends for four dividend periods, ranking on a parity with our Series A Preference Securities with respect to dividends, liquidation and voting (the “Parity Shares”), will have the right to appoint two directors to the Board (each, a “Nonpayment Additional Director”). The terms of office of such Nonpayment Additional Director will terminate when FIHL has paid or set aside for payment full dividends in arrears for our Series A Preference Securities and such Parity Shares for the current dividend period, and the number of directors constituting the Board will automatically be reduced accordingly.

Maximum Directors

Notwithstanding the rights of the holders of Series A Preference Securities to appoint two DTC Additional Directors and two Nonpayment Additional Directors, the maximum number of Additional Directors that the holders of Series A Preference Securities shall be entitled to appoint to the Board shall be two Additional Directors at any given time. The rights of the holders of Series A Preference Securities to appoint any director shall be subject to the prior approval of the applicable regulatory authority to the extent any such approval is required.

Rights in the Event of a Change of Control

Subject to prior approval of the applicable regulatory authority, in the event of a Change of Control (as defined below), unless FIHL has exercised its right to redeem our Series A Preference Securities, FIHL will be required to send a change of control notice and each holder of our Series A Preference Securities will have the right to convert immediately prior to the Change of Control (to the extent practicable) some or all of our Series A Preference Securities held by such holder into Common Shares (recognized as being at least equivalent regulatory capital and of equal status to our Series A Preference Securities) based on the conversion ratio prescribed in the certificate of designations in respect of our Series A Preference Securities.

“Change of Control” means:

(1)	any sale, lease, exclusive license, transfer or other disposition of all or substantially all of the assets of:

(x)	FIHL; or

(y)	FIHL and its subsidiaries, taken as a whole,

to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than to FIHL, any of its subsidiaries or a permitted parent (“Person”); or

(2)

any transaction (including a sale of shares, merger or consolidation in which FIHL issues shares of its share capital) in which another Person becomes the beneficial owner of, and the holders of FIHL’s

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outstanding share capital immediately before such transaction cease to beneficially own, shares representing more than 50% of the voting power (i.e., all classes of equity interests normally entitled to vote in the election of directors or all interests in FIHL with the ability to control the management or actions of FIHL) of FIHL (or the continuing or surviving entity of such transaction) as of immediately following the consummation of the transaction;

provided, however, that an initial public offering or listing, including this offering, will not constitute a Change of Control for the purposes of this definition.

Other Series A Preference Securities Rights

Senior Capital Issuances

We may issue a class or series of shares or any other securities convertible or exchangeable into equity securities of FIHL ranking on a parity with or senior to our Series A Preference Securities in liquidation preference, voting or dividends, or any debt securities, whether senior or subordinated (“New Securities”); provided that (a) the issuances of such New Securities is part of a bona fide third-party financing and (b) the holders of more than 50% of the combined voting power of our Series A Preference Securities affirmatively consent to the issuance of any New Securities that (x) have a maturity on or prior to December 15, 2025, or an interest step-up or similar provision, which would incentivize FIHL to redeem, repurchase or otherwise repay the New Securities on or prior to December 15, 2025, or (y) would result in Common Shares and the Junior Shares representing in the aggregate less than 75% of the Total Capitalization. For the avoidance of doubt, nothing will prevent FIHL from raising Tier 1 capital (as prescribed by the applicable regulatory authority).

Series A Preference Securities Voting Rights

The holders of our Series A Preference Securities have no voting rights, except:

(1)

in respect of certain fundamental changes that will require the approval of the holders of a majority of our outstanding Series A Preference Securities, voting together as a class. Such fundamental changes include, without limitation: (i) any amendment of any provision of the memorandum of association of FIHL or the Amended and Restated Bye-Laws affecting a change in the rights, preferences or privileges of our Series A Preference Securities; or (ii) any interested party transaction, unless approved by a majority of the Board (including a majority of disinterested Directors); and

(2)	on any matters on which holders of otherwise non-voting shares are entitled to vote pursuant to the Companies Act.

Consent Right

For so long as any Series A Preference Securities are issued and outstanding, in addition to any other vote or consent of shareholders required by law or by the Amended and Restated Bye-Laws, the sanction of a resolution passed by the holders of more than 50% of the combined voting power of the issued and outstanding Series A Preference Securities voting as a separate class, at which a quorum (consisting of the presence, in person or by proxy, of the holders of 50% of the Series A Preference Securities) is present will be necessary for effecting or validating any issuance of New Securities that (a) have a maturity on or prior to December 15, 2025, or an interest step-up or similar provision that would incentivize FIHL to redeem, repurchase or otherwise repay the New Securities on or prior to December 15, 2025, or (b) would result in the Net Worth being less than 75% of the Total Capitalization.

Liquidity Rights

Following the consummation of this offering, FIHL will be required to use its commercially reasonable efforts to (i) cause our Series A Preference Securities to become “DTC-eligible,” in book-entry only form, with

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The Depository Trust Company, (ii) obtain an unrestricted CUSIP number for all Series A Preference Securities, and (iii) list our Series A Preference Securities on the same exchange on which our Common Shares are listed; provided that in the event the Board reasonably determines that our Series A Preference Securities do not or will not qualify for such listing requirements, FIHL will use its reasonable best efforts to cause our Series A Preference Securities, in the sole discretion of the Board, to be listed on an alternative market, as specified in the Preference Securityholders Agreement.

Certain Provisions of the Amended and Restated Bye-Laws

Certain provisions of the Amended and Restated Bye-Laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including an attempt that might result in such shareholder’s receipt of a premium over the market price for his or her Common Shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with the Board, which could result in an improvement of such persons’ terms. See “Risk Factors—Risks Relating to the Common Shares and this Offering—The current bye-laws of FIHL (the “Existing Bye-Laws”) will be amended and restated (the “Amended and Restated Bye-Laws”), conditional on this offering being consummated. The Amended and Restated Bye-Laws contain provisions that could impede an attempt to replace or remove the Board or delay or prevent the sale of FIHL, which could diminish the value of the Common Shares or prevent Shareholders from receiving premium prices for their Common Shares in an unsolicited takeover.”

Number of Directors

The Amended and Restated Bye-Laws provide that the Board shall have not fewer than five directors and not more than fifteen directors with the exact number of directors to be determined from time to time by resolution adopted by the affirmative vote of a simple majority of the Board. The Board currently consists of nine directors.

The Amended and Restated Common Shareholders Agreement will retain certain provisions of the Existing Common Shareholders Agreement, which entitle certain major investors to nominate representative directors to the Board, so long as they maintain a specified minimum shareholding threshold. Each Institutional Investor will be entitled to nominate its representative director to the Board for so long such Institutional Investor together with its “Investor Affiliate Transferees” (which encompass, with respect to MGU HoldCo or any of the Institutional Investor, (i) its affiliates, including any person that has a common general partner, managing member, investment manager or governing body with any such Institutional Investor or the funds which own such Institutional Investor, and (ii) any general or limited partner or member of such Institutional Investor or any of its affiliates and any corporation, partnership or other entity that is an affiliate of such general or limited partner or member, so long as such person remains an affiliate thereof; provided, that, CVC’s Investor Affiliate Transferees do not include (a) any portfolio company of CVC or any of its affiliated investment funds or (b) CVC Credit Partners LP and any of its subsidiaries) and any recipients of an in-kind distribution of Common Shares held by any of the Institutional Investors or their respective Investor Affiliate Transferees (the “Investor In Kind Transferees”) holds at least 25% of its Initial Investor Shares (as defined below). MGU HoldCo will also be entitled to nominate its representative director to the Board for so long as MGU HoldCo together with its Investor Affiliate Transferees and Investor In Kind Transferees holds at least 50% of its Initial Investor Shares. Additionally, for so long as any Founder, together with its Investor Affiliate Transferees and Investor In Kind Transferees, holds at least 25% of its Initial Investor Shares, such Founder(s) will be entitled to nominate a joint, representative director by unanimous accord, subject to certain sell-down limitations. See “Management and Corporate Governance—Executive Officers and Directors” for the details of each of the directors appointed by MGU HoldCo and each of the Institutional Investors.

“Initial Investor Shares” means (i) with respect to any Founder, the Common Shares initially issued to such Founder on or prior to June 9, 2015, (ii) with respect to Platinum Ivy, the Common Shares initially issued to

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it on or about February 10, 2020 and (iii) with respect to SPFM, the Common Shares initially issued to it on or about July 13, 2021 and (iv) with respect to MGU HoldCo, the Common Shares initially purchased by it on or about January 3, 2023 and, in each case, any securities issued with respect to such Common Shares, including pursuant to a stock dividend, stock split, reclassification, recapitalization or pursuant to an exchange.

The Initial Investor Shares held by each of the Institutional Investors and MGU HoldCo are as follows: (i) CVC: 30,000,000 Common Shares (representing                % of the current total amount of Common Shares), (ii) Crestview: 16,677,206 Common Shares of Crestview FIHL Holdings, L.P. and 822,794 Common Shares of Crestview FIHL TE Holdings, Ltd. (representing                % of the current total amount of Common Shares), (iii) Pine Brook: 17,500,000 Common Shares (representing                % of the current total amount of Common Shares), (iv) Platinum Ivy: 15,115,722 Common Shares (representing                % of the current total amount of Common Shares), (v) SPFM: 20,841,819 Common Shares (representing                % of the current total amount of Common Shares), and (vi) MGU HoldCo: 11,920,028 Common Shares (representing                % of the current total amount of Common Shares).

The holders of our Series A Preference Securities have the right to elect directors to the Board under certain circumstances. See “—Preference Securities—Series A Preference Securities Director Appointment Rights—Director Rights” for further detail.

Upon the listing of our Common Shares on NYSE, in accordance with the terms of the Amended and Restated Bye-Laws, the Board will be divided into three classes, designated Class I, Class II and Class III, with members of each class serving staggered three-year terms. Each director will serve for a term ending on the date of our third annual general meeting next following the annual general meeting at which such director was elected; provided that directors initially designated as Class I directors will serve for an initial term ending on the date of our first annual general meeting next following the annual general meeting at which such directors were elected, directors initially designated as Class II directors will serve for an initial term ending on our second annual general meeting next following the annual general meeting at which such directors were elected; and directors initially designated as Class III directors will serve for an initial term ending on our third annual general meeting next following the annual general meeting at which such directors were elected.

Our classified Board prevents shareholders from electing an entirely new board at an annual general meeting and could have the effect of delaying or discouraging an acquisition of FIHL or a change in management.

Removal of Directors

Shareholders representing 80% of the Total Voting Power may, at any general meeting convened and held for such purpose in accordance with the Amended and Restated Bye-Laws, remove a director for certain specified causes, including but not limited to indictment by a court and willful and material failure or refusal to perform his or her duties as a director.

Notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention so to do and be served on such director not less than sixty days before the meeting and at such meeting such director will be entitled to be heard on the motion for such director’s removal.

Shareholder Advance Notice Procedures

Notice of an annual general meeting and special general meeting must be given to shareholders at least five days before the date of such meeting, stating the date, place and time at which the meeting is to be held and business to be conducted at the meeting, including, for annual general meetings, the election of directors.

A general meeting may be called on shorter notice provided that (i) in the case of an annual general meeting, with the agreement of all of the shareholders entitled to attend and vote at such meeting and (ii) in the case of a

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special general meeting, with the agreement of a majority in number of the shareholders entitled to attend and vote at such meeting, together holding not less than 95% in nominal value of the shares entitled to be voted at such meeting.

Failure to provide notice of a general meeting to any person entitled to receive notice will invalidate the proceedings conducted at such meeting. The Amended and Restated Bye-Laws contain detailed provisions setting out the manner in which a notice of a general meeting must be served effectively on the shareholders.

Amendments to the Amended and Restated Bye-Laws

The Amended and Restated Bye-Laws provide that no Bye-Law may be rescinded, altered or amended and no new Bye-Law can be made, save in accordance with the Companies Act, unless a resolution is approved by a simple majority of the shareholders.

Meetings of Shareholders

Annual General Meetings

An annual general meeting will be held in each year at such time and place as the Board determines, unless FIHL elects to dispense with the holding of annual general meetings in accordance with the Companies Act.

Special General Meetings

The Board may convene a special general meeting whenever in its judgment such a meeting is necessary and in accordance with the advance notice provisions.

Requisitioned General Meetings

Shareholders holding not less than 10% of the paid-up share capital of FIHL carrying the right to vote at general meetings may requisition the Board to convene a special general meeting in accordance with the provisions of the Companies Act and in accordance with the advance notice provisions set out in the Amended and Restated Bye-Laws.

Market Listing

We intend to apply to list our Common Shares on NYSE under the symbol “FIHL.”

Transfer Agent and Registrar

Following the listing of our Common Shares on NYSE, the transfer agent and registrar for our Common Shares will be Computershare, Inc.

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COMPARISON OF SHAREHOLDER RIGHTS

Prospective investors should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their shareholders. The following is a summary of certain significant differences between the Companies Act (including modifications adopted pursuant to our Amended and Restated Bye-Laws) and Bermuda common law applicable to us and our shareholders, on the one hand, and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their shareholders, on the other hand.

Duties of Directors

The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our Amended and Restated Bye-Laws provide that our business is to be managed and conducted by the Board. In accordance with Bermuda common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

(1)	a duty to act in good faith in the best interests of the company;

(2)	a duty not to make a personal profit from opportunities that arise from the office of director;

(3)	a duty to avoid situations in which there is an actual or potential conflict between a personal interest or the duties owed; and

(4)	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

(1)	to act honestly and in good faith with a view to the best interests of the company; and

(2)	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of such company.

Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders or members, creditors, or any class of shareholders, members or creditors. Our shareholders may not have a direct cause of action against our directors.

Under Delaware law, the business and affairs of a company are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the company and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the company. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the company and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company. However, this presumption may be

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rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the company.

Interested Directors

Bermuda law provides that a transaction entered into by us in which a director has an interest will not be voidable by us and such director will not be liable to us for any profit realized pursuant to such transaction as a result of such interest, provided that the nature of the interest is disclosed at the first opportunity, either at a meeting of directors or in writing to the directors. While we are not aware of any Bermuda case law on the meaning of “first opportunity,” a Bermuda court will likely employ a practical interpretation of those words.

Subject to the NYSE rules and applicable U.S. securities laws, our Amended and Restated Bye-Laws do not require directors to recuse themselves from any discussion or decision involving any contract or proposed contract or arrangement in which the director is directly or indirectly interested so long as the nature of the interest is disclosed, and such director may be counted in the quorum for such meeting, unless the Board by resolution of a simple majority of the Board (which vote shall exclude the interested director) requires the director to abstain from any vote on the conflicted matter.

Under Delaware law, such transaction would not be voidable if: (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors; (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter; or (iii) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our Amended and Restated Bye-Laws and, in certain circumstances, the Companies Act. Generally, except as otherwise provided in the Amended and Restated Bye-Laws or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of the shareholders. Any individual who is our shareholder and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our Amended and Restated Bye-Laws also permit attendance at general meetings by proxy, provided that the instrument appointing the proxy is in the form specified in the Amended and Restated Bye-Laws or such other form as the Board may determine. The specific voting rights of our Common Shares are set forth in detail under “Description of Share Capital—Common Shares—Voting Rights.”

Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or bylaws, the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at a meeting in which a quorum is present is required for shareholder action, and the affirmative vote of a plurality of shares present in person or represented by proxy and entitled to vote at the meeting is required for the election of directors.

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Amalgamations, Mergers and Similar Arrangements

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote on such transaction. A shareholder of a company participating in certain merger and consolidation transactions may, under certain circumstances, be entitled to appraisal rights, such as having a court determine the fair value of the stock or requiring the company to pay such value in cash. However, such appraisal right is not available to shareholders if the stock received in such transaction is listed on a national securities exchange, including NYSE.

Acquisitions

Under Bermuda law, an acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

(1)

By a procedure under the Companies Act known as a “scheme of arrangement.” The Companies Act enables the Supreme Court of Bermuda to approve a scheme of arrangement between a company and its shareholders or any class of shareholders. If the requisite majority (being a majority in number of shareholders representing 75% in value) agrees to the acquisition of their shares pursuant to the terms of the scheme, and the Supreme Court sanctions the scheme, the remaining shares can be compulsorily acquired. Schemes may provide for the target’s shares to be either transferred or cancelled, but unlike a transfer scheme, a cancellation scheme requires the company to pass a solvency test. In either case, dissenting shareholders do not have express statutory appraisal rights although shareholders have a right to appear at the hearing, and the Supreme Court will only sanction a scheme if the Supreme Court is satisfied that the scheme is fair. Shares owned by the acquirer can be voted to approve the scheme, but the Supreme Court will be concerned to see that the shareholders approving the scheme are fairly representative of the general body of shareholders.

(2)

If the acquiring party is a company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the “offeror”), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any non-tendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

(3)

Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is

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given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporation does not own all of the stock of the subsidiary, dissenting shareholders of the subsidiary are entitled to certain appraisal rights. Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested shareholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

Dissenters’ Rights of Appraisal

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders’ meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Under Bermuda law, each share of an amalgamating or merging company carries the right to vote in respect of an amalgamation or merger whether or not it otherwise carries the right to vote.

In addition, any minority shareholder receiving notice that the holders of 95% or more of a company’s shares or class of shares intend to compulsorily acquire the minority shareholder’s shares may, within one month of receiving the notice, apply to the Supreme Court of Bermuda to appraise the value of the shares.

Appraisal rights are available under Delaware law for any class or series of common shares of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

Shareholders’ Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws.

Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them

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in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act. Section 98 of the Companies Act further provides that a company may advance moneys to an officer or auditor for the costs, charges and expenses incurred by the officer or auditor in defending any civil or criminal proceedings against them, on condition that the officer or auditor shall repay the advance if any allegation of fraud or dishonesty is proved against them.

We have adopted provisions in our Amended and Restated Bye-Laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions except in respect of fraud or dishonesty. Pursuant to our Amended and Restated Bye-Laws, our shareholders have agreed to waive any claim or right of action such shareholder may have, whether individually or by or in our right, against any director or officer on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his or her duties with or for us or any of our subsidiaries, provided that such waiver does not extend to any matter in respect of any fraud or dishonesty in relation to us which may attach to such director or officer.

Under Delaware law, a corporation may include in its certificate of incorporation a provision that, subject to the limitations described below, eliminates or limits director liability to the corporation or its shareholders for monetary damages for breaches of their fiduciary duty of care. Under Delaware law, a director’s liability cannot be eliminated or limited for: (i) breaches of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions; or (iv) transactions from which such director derived an improper personal benefit.

Delaware law provides that a corporation may indemnify a director, officer, employee or agent of the corporation against any liability or expenses incurred in any civil, criminal, administrative or investigative proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, except that in any action brought by or in the right of the corporation, such indemnification may be made only for expenses (not judgments or amounts paid in settlement) and may not be made even for expenses if the officer, director or other person is adjudged liable to the corporation (unless otherwise determined by the court). In addition, under Delaware law, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that party. Furthermore, under Delaware law, a corporation is permitted to maintain directors’ and officers’ insurance.

Meeting of Shareholders

The Companies Act requires an annual meeting of shareholders unless waived by resolution of shareholders. Our Amended and Restated Bye-Laws provide that, subject to an election made by us in accordance with the Companies Act to dispense with the holding of annual general meetings, an annual general meeting will be held in each year at such time and place as the Board determines.

Under our Amended and Restated Bye-Laws, a special general meeting of shareholders may be held when the Board, in its judgment, decides such a meeting is necessary. In addition, the Board shall, on the requisition of shareholders holding at the date of the deposit of the requisition not less than 10% of our paid-up share capital, forthwith proceed to convene a special general meeting and the provisions of the Companies Act shall apply.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

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Notice of Shareholder Meetings

Bermuda law and our Amended and Restated Bye-Laws require that shareholders be given at least five days’ advance notice of any general meeting.

Under Delaware law, a company is generally required to give written notice of any meeting not less than ten days or more than sixty days before the date of the meeting to each shareholder entitled to vote at the meeting.

Dividends and Other Distributions

Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) it is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereafter be less than its liabilities. “Contributed surplus” is defined for purposes of Section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital, and donations of cash and other assets to the company.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Inspection of Corporate Records

Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda. These documents include our memorandum of association and any charges on our assets. Our shareholders have the additional right to inspect our Amended and Restated Bye-Laws, minutes of general meetings and audited financial statements, all of which must be presented to the annual general meeting of shareholders.

The register of members of a company is also open to inspection by shareholders and members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers and a list of its directors must be filed with the Registrar of Companies where it will be available for public inspection. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law requires that a company, within ten days before a meeting of shareholders, prepare and make available a complete list of shareholders entitled to vote at the meeting. This list must be open to the examination of any shareholder for any purpose relating to the meeting for a period of at least ten days prior to the meeting, either on a reasonably accessible electronic network or during ordinary business hours at the principal place of business of the company. Delaware law also permits a shareholder to inspect the company’s books and records if the shareholder can establish that he or she is a shareholder of the company, that the shareholder has complied with Delaware law with respect to the form and manner of making demand for inspection of corporate records, and that the inspection by the shareholder is for a proper purpose.

Shareholder Proposals

Under Bermuda law, upon the requisition in writing of such number of shareholders as is hereinafter specified and at their own expense (unless the company otherwise resolves), the company will be required to:

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(i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution which may properly be moved and is intended to be moved at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement of not more than one thousand words with respect to the matter referred to in any proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for a requisition under the foregoing sentence is (x) either any number of shareholders representing not less than 1/20th of the total voting rights of all members having at the date of the requisition a right to vote at that meeting to which the requisition relates; or (y) not less than one hundred shareholders.

The specific procedures under our Amended and Restated Bye-Laws governing shareholder proposals in relation to our company are set forth under “Description of Share Capital—Certain Bye-Law Provisions—Shareholder Advance Notice Procedures.”

Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting, although restrictions may be included in a Delaware corporation’s certificate of incorporation or bylaws.

Amendment of Memorandum of Association/Certificate of Incorporation

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. When such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a greater percentage is provided for in the certificate of incorporation, a majority of the outstanding voting power of the corporation is required to approve the amendment of the certificate of incorporation at the shareholders’ meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the powers, preferences or special rights of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s original certificate of incorporation.

Amendment of Bye-Laws

Our Amended and Restated Bye-Laws provide that the Amended and Restated Bye-Laws may be amended only upon a resolution approved by a simple majority of the Board and by a resolution approved by a simple majority of the shareholders.

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Under Delaware law, unless the certificate of incorporation or bylaws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the bylaws of a corporation.

Dissolution

Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors are each required to make a statutory declaration, which states that the directors have made a full inquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding-up and must file the statutory declaration with the Registrar of Companies in Bermuda. The general meeting is required to be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding-up of the company is deemed to commence at the time of the passing of the resolution.

Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all shareholders entitled to vote thereon consent in writing to such dissolution.

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SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to the listing of our Common Shares on NYSE, there has been no public market for our Common Shares and we cannot assure prospective investors that a significant public market for our Common Shares will develop or be sustained after the initial listing of our Common Shares on NYSE. Trading of our Common Shares on NYSE is expected to commence immediately upon the effective date of the registration statement of which this prospectus forms a part. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price of our Common Shares prevailing from time to time. Sales of substantial amounts of our Common Shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our Common Shares.

Sales of Restricted Securities

Currently,              of our Common Shares are outstanding. Of these,              Common Shares sold in this offering (or              Common Shares if the underwriters exercise their option to purchase additional Common Shares from the Selling Shareholders in full) will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining Common Shares (or Common Shares if the underwriters exercise their option to purchase additional Common Shares from the Selling Shareholders in full) that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including an exemption under Rule 144 or Rule 701, which are summarized below.

As further described below and subject to lock-up agreements, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their Common Shares for a period of at least one year will be able to sell their Common Shares under Rule 144, which is expected to include approximately outstanding Common Shares immediately after the effectiveness of the registration statement of which this prospectus forms a part.

As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer.

Lock-up Agreement

Upon the settlement of this offering, the Selling Shareholders, our executive officers, members of the Board and holders of at least         % of our outstanding Common Shares (as applicable) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of the representatives on behalf of the underwriters. These agreements are described below under the section captioned “Underwriting.”

Registration Rights

The Existing Shareholders will have the right to require us to include their Registrable Securities in any registration statement filed for the purposes of a public offering of our equity securities. These Registrable Securities will represent         % of our outstanding Common Shares after this offering. See “Material Contracts and Related Party Transactions—Registration Rights Agreement.”

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Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effectiveness of the registration statement of which this prospectus forms a part, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any of our Common Shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations and subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Beginning 90 days after the effectiveness of the registration statement of which this prospectus forms a part, an affiliate of ours who has beneficially owned our Common Shares for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent (1%) of our Common Shares then issued and outstanding, which will equal approximately million shares immediately after this offering; or

•	the average weekly trading volume of our Common Shares on NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling our Common Shares on behalf of our affiliates are also subject to any manner of sale provisions, notice requirements and the availability of current public information about us. The sale of these Common Shares, or the perception that sales will be made, could adversely affect the price of our Common Shares after this offering because a great supply of Common Shares would be, or would be perceived to be, available-for-sale in the public market.

We are unable to estimate the number of Common Shares that will be sold under Rule 144 since this will depend on the market price for our Common Shares, the personal circumstances of the shareholder and other factors.

Rule 701

Any of our employees, officers or directors who acquired our Common Shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 Common Shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these Common Shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 Common Shares are required to wait until 90 days after the date of this prospectus before selling such Common Shares. However, our Common Shares issued under Rule 701 that are subject to lock-up agreements will become eligible for sale only when the 180-day lock-up agreements expire.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the U.S. for offers and sales of securities that occur outside the U.S. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the U.S.

We are a “foreign issuer” as defined in Regulation S. As a foreign issuer, securities that we sell outside the U.S. pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject

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to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, a holder of our restricted securities who is not our affiliate or who is an affiliate by virtue of his status as an officer or director may, under Regulation S, resell his restricted securities in an “offshore transaction” if none of the seller or its affiliates or any person acting on their behalf engages in directed selling efforts in the U.S. and, in the case of a sale of our restricted securities by an officer or director who is an affiliate of ours solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted securities who will be an affiliate of FIHL other than by virtue of his or her status as an officer or director of FIHL.

Form S-8 Registration Statement

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the Common Shares reserved for issuance under our Long-Term Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the Form S-8 registration statement will be available for sale in the open market following the registration statement’s effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

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CERTAIN REGULATORY CONSIDERATIONS

Current Fidelis is subject to varying degrees of regulation and supervision in the jurisdictions in which it operates. In particular, the businesses of Current Fidelis’ three insurance operating subsidiaries, FIBL, FUL and FIID, are authorized by, and subject to insurance laws and regulations that are administered and enforced by, a number of different governmental and non-governmental self-regulatory authorities and associations in each of their respective jurisdictions and internationally. Each of the insurance operating subsidiaries has entered into a Delegated Underwriting Authority Agreement with the relevant Fidelis MGU operating subsidiary on a jurisdictional basis. In addition, FIHL has entered into the Inter-Group Services Agreement with MGU HoldCo for the provision of certain non-underwriting services. See “Material Contracts and Related Party Transactions” for further information relating to the contractual matrix forming this structure.

The following is a summary of the core aspects of the regulatory environment of Current Fidelis’ insurance operating subsidiaries, primarily in their respective jurisdictions of the U.K., Ireland and Bermuda, as well as the authorizations of Fidelis MGU. FIBL and FUL also conduct their business pursuant to the applicable U.S. excess and surplus lines and certified reinsurer authorizations.

The following summary relates predominantly to the insurance regulatory regimes in the U.K., Ireland and Bermuda insofar as they relate to the insurance operating subsidiaries as authorized insurers. However, the following summary also contains various references to the application of domestic insurance regulation to the operating subsidiaries of Fidelis MGU as authorized insurance intermediaries, given their symbiotic relationship with the insurance operating subsidiaries and their integration in the Subsidiary Annual Plans.

Bermuda Insurance Regulation

The following provides a more in-depth discussion of the applicable Bermuda regulation given the FIHL’s and FIBL’s incorporation in Bermuda and the BMA Group supervision.

General

The Bermuda Insurance Act and related rules and regulations, provides that no person shall carry on insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the BMA.

FIBL, a wholly owned subsidiary of FIHL, is registered as a Class 4 Insurer pursuant to the Insurance Act. Certain significant aspects of the Bermuda insurance regulatory framework applicable to Class 4 insurers are set forth below.

Annual Financial Statements

As a Class 4 insurer, FIBL is required to prepare and submit, on an annual basis, audited financial statements which have been prepared under generally accepted accounting principles or international financial reporting standards (“GAAP financial statements”) and audited statutory financial statements.

The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The statutory financial statements include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer.

The insurer’s annual GAAP financial statements and the auditor’s report thereon, and the statutory financial statements are required to be filed with the BMA within four months from the end of the relevant financial year (unless specifically extended with the approval of the BMA). The statutory financial statements do not form a part of the public records maintained by the BMA, but the GAAP financial statements are available for public inspection.

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Annual Statutory Financial Return and Annual Capital and Solvency Return

As a Class 4 insurer, FIBL is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended with the approval of the BMA).

The statutory financial return of a Class 4 insurer shall consist of (i) an insurer information sheet, (ii) an auditor’s report, (iii) the statutory financial statements, and (iv) notes to the statutory financial statements.

In addition, each year the insurer is required to file with the BMA a capital and solvency return along with its annual statutory financial return. The prescribed form of capital and solvency return comprises the insurer’s BSCR model or an approved internal capital model in lieu thereof (more fully described below), together with such schedules as prescribed by the Insurance (Prudential Standards) (Class 4 and Class 3B Solvency Requirement) Rules 2008, as amended from time to time.

Neither the statutory financial return nor the capital and solvency return is available for public inspection.

Minimum Liquidity Ratio

The Insurance Act provides a minimum liquidity ratio for general business insurers. A Class 4 insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities.

Minimum Solvency Margin and Enhanced Capital Requirements

The Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed minimum solvency margin (“MSM”).

The MSM that must be maintained by a Class 4 insurer with respect to its general business is the greater of (i) $100 million, or (ii) 50% of net premiums written (with a credit for reinsurance ceded not exceeding 25% of GPW) or (iii) 15% of net losses and loss adjustment expenses provisions and other insurance reserves or (iv) 25% of the ECR (as defined below) as reported at the end of the relevant year.

Class 4 insurers are also required to maintain available statutory economic capital and surplus at a level equal to or in excess of its ECR which is established by reference to either the BSCR model or an approved internal capital model.

The BSCR model is a risk-based capital model which provides a method for determining an insurer’s capital requirements (statutory economic capital and surplus) by taking into account the risk characteristics of different aspects of the insurer’s business. The BSCR formula establishes capital requirements for ten categories of risk: fixed maturity investment risk, equity investment risk, interest rate/liquidity risk, currency risk, concentration risk, premium risk, reserve risk, credit risk, catastrophe risk, and operational risk. For each category, the capital requirement is determined by applying factors to asset, premium, reserve, creditor, probable maximum loss and operation items, with higher factors applied to items with greater underlying risk and lower factors for less risky items.

Eligible Capital

To enable the BMA to better assess the quality of the insurer’s capital resources, a Class 4 insurer is required to disclose the makeup of its capital in accordance with the recently introduced “3-tiered eligible capital system.” Under this system, all of the insurer’s capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their “loss absorbency” characteristics. Highest-quality capital will be classified as Tier 1 Capital, and lesser-quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2 and Tier 3 Capital may be used to support the Class 4 insurer’s MSM, ECR and target capital level.

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The characteristics of the capital instruments that must be satisfied to qualify as Tier 1, Tier 2 and Tier 3 Capital are set out in the Insurance (Eligible Capital) Rules 2012, and amendments thereto. Under these rules, Tier 1, Tier 2 and Tier 3 Capital may, until January 1, 2026, include capital instruments that do not satisfy the requirement that the instrument is non-redeemable or settled only with the issuance of an instrument of equal or higher quality upon a breach, or if it would cause a breach, of the ECR.

Where the BMA has previously approved the use of certain instruments for capital purposes, the BMA’s consent will need to be obtained if such instruments are to remain eligible for use in satisfying the MSM and the ECR.

Code of Conduct

The Insurance Code of Conduct (the “Code of Conduct”) prescribes the duties, standards, procedures, and sound business principles with which all insurers registered under the Insurance Act must comply, including any activities which are delegated or outsourced. With respect to outsourcing, the Code of Conduct provides that where the insurer outsources functions, the board of the insurer should ensure that there is oversight and clear accountability for all outsourced functions as if these functions were performed internally and subject to the insurer’s own standards on governance and internal controls. The board of the insurer must also ensure that the service agreement includes terms on compliance with jurisdictional laws and regulations, cooperation with the BMA, and access to data and records in a timely fashion. Where a function is outsourced or proposed to be outsourced, the board must assess the impact on the insurer and should not outsource a function which may adversely affect the insurer’s ability to operate in a prudent manner.

The BMA will assess an insurer’s compliance with the Code of Conduct in a proportional manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the Code of Conduct will be taken into account by the BMA in determining whether an insurer is conducting its business in a sound and prudent manner as prescribed by the Insurance Act may result in the BMA exercising its powers of intervention and investigation (see below) and will be a factor in calculating the operational risk charge under the insurer’s BSCR or approved internal model.

Cyber Risk Code of Conduct

The BMA has recognized that cyber incidents can cause significant financial losses and/or reputational impacts across the insurance industry and has implemented the Insurance Sector Operational Cyber Risk Management Code of Conduct (the “Cyber Risk Code”) to ensure that those operating in the Bermuda insurance sector can mitigate such risks. The Cyber Risk Code prescribes the duties, requirements, standards, procedures and principles which all insurers, insurance managers and insurance intermediaries (agents, brokers and insurance marketplace providers) registered under the Insurance Act must comply. The Cyber Risk Code is designed to promote the stable and secure management of information technology systems of regulated entities and requires that all registrants implement their own technology risk programs, determine what their top risks are and develop an appropriate risk response. This requires all registrants to develop a cyber risk policy which is to be delivered pursuant to an operational cyber risk management program and appoint an appropriately qualified member of staff or outsourced resource to the role of Chief Information Security Officer. The role of the Chief Information Security Officer is to deliver the operational cyber risk management program.

Reduction of Capital

No Class 4 insurer may reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements unless it has received the prior approval of the BMA. Total statutory capital consists of the insurer’s paid-in share capital, its contributed surplus (sometimes called additional paid-in capital), and any other fixed capital designated by the BMA as statutory capital (such as letters of credit).

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Notification by Registered Person of Change of Controllers and Officers

All registered insurers are required to give written notice to the BMA of the fact that a person has become, or ceased to be, a controller or officer of the registered insurer within 45 days of becoming aware of such fact. An officer in relation to a registered insurer means a director, chief executive or senior executive performing duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters.

Notification of Material Changes

All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Insurance Act. For the purposes of the Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance business being part of a scheme falling under section 25 of the Insurance Act or section 99 of the Companies Act, (ii) the amalgamation with or acquisition of another firm, (iii) engaging in unrelated business that is retail business, (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (v) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (vi) outsourcing all or a material part of an insurer’s underwriting activity, (vii) the transfer, other than by way of reinsurance, of all or substantially all of a line of business, (viii) the expansion into a material new line of business, (ix) the sale of an insurer, and (x) outsourcing of an officer role.

No registered insurer shall take any steps to give effect to a material change unless it has first served notice on the BMA that it intends to effect such material change and before the end of 30 days, either the BMA has notified such company in writing that it has no objection to such change or that period has elapsed without the BMA having issued a notice of objection.

Before issuing a notice of objection, the BMA is required to serve upon the person concerned a preliminary written notice stating the BMA’s intention to issue a formal notice of objection. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the BMA which will be taken into account by the BMA in making its final determination.

The entry into a Delegated Underwriting Authority Agreement between FIBL and Bermuda MGU, which was approved, constituted a material change.

Group Supervision

The BMA may, in respect of an insurance group, determine whether it is appropriate for it to act as its group supervisor and has done so for FIHL. An insurance group is defined as a group of companies that conducts insurance business. The BMA may make such determination where it ascertains that (i) the group is headed by a “specified insurer” (that is to say, it is headed by either a Class 3A, Class 3B or Class 4 general business insurer or a Class C, Class D or Class E long-term insurer or another class of insurer designated by order of the BMA); or (ii) where the insurance group is not headed by a “specified insurer,” where it is headed by a parent company which is incorporated in Bermuda or (iii) where the parent company of the group is not a Bermuda company, in circumstances where the BMA is satisfied that the insurance group is directed and managed from Bermuda or the insurer with the largest balance sheet total is a specified insurer.

Where the BMA determines that it should act as the group supervisor, it shall designate a specified insurer that is a member of the insurance group to be the designated insurer (the “Designated Insurer”).

As group supervisor, the BMA will perform a number of supervisory functions including (i) coordinating the gathering and dissemination of relevant or essential information for going concerns and emergency situations, including the dissemination of information which is of importance for the supervisory task of other competent authorities; (ii) carrying out supervisory reviews and assessments of the insurance group; (iii) carrying out

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assessments of the insurance group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (iv) planning and coordinating through regular meetings held at least annually (or by other appropriate means) with other competent authorities, supervisory activities in respect of the insurance group, both as a going concern and in emergency situations; (v) coordinating enforcement actions that may need to be taken against the insurance group or any of its members; and (vi) planning and coordinating meetings of colleges of supervisors in order to facilitate the carrying out of the functions described above.

FIBL was designated by the BMA as a Designated Insurer on March 17, 2016 and as such is currently subject to group supervision. As a result, FIHL is required to maintain available statutory economic capital and surplus at a level equal to its Group Enhanced Capital Requirement, which is established by reference to the Group Bermuda Solvency and Capital Requirement model.

Restrictions on Dividends and Distributions

A Class 4 insurer is prohibited from declaring or paying a dividend if it is in breach of its MSM, ECR or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its MSM or minimum liquidity ratio on the last day of any financial year, it will be prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA.

In addition, a Class 4 insurer is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the BMA an affidavit signed by at least two directors (one of whom must be a Bermuda resident director if any of the insurer’s directors are resident in Bermuda) and the principal representative stating that it will continue to meet its solvency margin and minimum liquidity ratio. Where such an affidavit is filed, it shall be available for public inspection at the offices of the BMA.

As FIHL is subject to Group Supervision, it is prohibited from declaring or paying a dividend if it is in breach of its Group Enhanced Capital Requirement or the declaration or payment of a dividend would cause such a breach.

Bermuda Insurance Regulation of Intermediaries

General

The Insurance Act defines an insurance agent as a person that, with the authority of an insurer, acts on an insurer’s behalf in relation to any or all of the following matters: the initiation and receipt of proposals, the issue of policies and the collection of premiums, being proposals, policies and premiums relating to insurance business. The Insurance Act provides that no person may in or from within Bermuda carry on business as an insurance agent unless registered as an insurance agent under the Insurance Act by the BMA.

In October 2022, the Bermuda MGU received approval from the BMA to be registered as an insurance agent. Certain significant aspects of the Bermuda insurance regulatory framework applicable to insurance agents are set forth below.

The Insurance Brokers and Insurance Agents Code of Conduct

The Insurance Brokers and Insurance Agents Code of Conduct (the “IBA Code”) prescribes the duties, requirements, standards, procedures and practices with which all insurance agents registered under the Insurance Act must comply. The IBA Code provides that insurance agents must conduct their business in a sound and prudent manner. The BMA will assess an insurance agent’s compliance with the IBA Code in a proportional

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manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the IBA Code will be taken into account by the BMA in determining whether an insurance agent is conducting its business in a sound and prudent manner as prescribed by the Insurance Act and may result in the BMA exercising its powers of intervention and investigation.

Notification to the BMA

Every insurance agent is required to forthwith notify the BMA on it coming to the knowledge of the insurance agent, or where the insurance agent has reason to believe, that it has failed to comply with a condition imposed upon it by the BMA. Within 14 days of such notification, the insurance agent must also furnish the BMA with a written report setting out all of the particulars that are available to it.

United Kingdom Insurance Regulation

General

The financial services industry in the U.K. is currently dual-regulated by the FCA and the PRA (collectively, the “U.K. Regulators”). The PRA authorizes “dual-regulated” firms such as insurers (e.g., FUL) and performs the prudential regulation and supervision in respect of these entities. The FCA authorizes and performs the prudential regulation and supervision for all “solo-regulated” firms such as insurance intermediaries (e.g., Pine Walk Capital and FML) and is the conduct regulator for all regulated firms in the U.K.

The primary statutory objectives of the PRA in relation to its supervision of insurers are: (i) to promote their safety and soundness; and (ii) to contribute to the securing of an appropriate degree of protection for policyholders or those who may become policyholders. The PRA also has a secondary objective to facilitate effective competition in the markets for services provided by PRA-authorized firms. Further, the FCA has a general objective to secure an appropriate degree of protection for consumers, along with the further general objectives to protect and enhance the integrity of the U.K. financial system and to promote effective competition for the benefit of consumers.

The U.K. Regulators have extensive powers to intervene in the affairs of the insurance businesses and insurance mediation activities that they regulate and to monitor compliance with their objectives. Their enforcement tools include: amending (including by imposing restrictions on) or withdrawing a firm’s authorization, prohibiting, restricting or suspending firms or individuals from carrying on or undertaking regulated activities, and publicly censuring and warning, fining or requiring compensation from firms and individuals who break their rules.

U.K.-authorized insurers and insurance intermediaries must comply with the PRA’s requirements (as set out in the PRA Rulebook) and the FCA’s requirements (as set out in the FCA Handbook), which include the PRA’s Fundamental Rules and the FCA’s Principles. In particular, under both Fundamental Rule 7 and Principle 11, firms must deal with the U.K. Regulators in an open and cooperative way, and must disclose to the U.K. Regulators anything of which they would reasonably expect notice. Such notifications may include where the firm has reason to believe that it has materially failed to comply with any requirement or if a senior manager is involved in any prohibited activity.

U.K.-authorized insurers and insurance intermediaries must also adhere to a wide range of U.K. insurance legislation. The most notable of such legislation is the Financial Services and Markets Act 2000 (“FSMA”), which includes the requirements for becoming authorized to conduct regulated insurance activities, regulated and prohibited activities of an insurance company and insurance intermediary, the approval process for the acquisition or disposal of control of insurance companies and insurance intermediaries, rules on financial promotions, transfers of insurance portfolios, and market abuse provisions. This is complemented by a range of statutory instruments on certain subjects; for example, the authorization or exemption process. Legislation based

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on Solvency II is also relevant (as described in more detail in the “—U.K. Prudential Regime for Insurers” section below). In addition, U.K. companies carrying out insurance activities must comply with general legislation, such as the U.K. Companies Act 2006.

U.K. Authorized Firms in Current Fidelis and Fidelis MGU

Current Fidelis and Fidelis MGU contain several firms that are authorized to carry on regulated activities in the U.K. FUL is authorized by the PRA to effect and carry out contracts of insurance in respect of a number of classes of general (non-life) insurance business. Pine Walk Capital and FML are both authorized and regulated by the FCA as insurance intermediaries.

U.K. Prudential Regime for Insurers

FUL, as a U.K.-authorized insurer, is subject to the U.K.’s domestic prudential regime, which derives from Solvency II and has largely been transposed into U.K. law by FSMA and The Solvency 2 Regulations 2015. Further, in order to ensure the continuing application of Solvency II regulatory framework in the U.K. following Brexit, pursuant to the European Union (Withdrawal) Act 2018, as amended, the U.K. has transposed all directly applicable E.U. legislation relating to Solvency II into U.K. law, including the European Commission’s Delegated Regulation (EU) 2015/35 (commonly known as the “Delegated Acts”). Secondary legislation, such as the Solvency II and Insurance (Amendments) (EU Exit) Regulations 2019, was passed by the U.K. Parliament in order to address any deficiencies in this retained E.U. law following Brexit.

Following Brexit, the U.K.’s domestic prudential regime is likely to change in the near future. In particular, the U.K.’s on November 17, 2022, HM Treasury published a finalized package of proposed reforms to its prudential regime, which covers a range of areas including the risk margin, matching adjustment requirements and regulatory reporting obligations. These reforms will be reflected in new U.K. legislation and regulation during the course of 2023 and 2024. HM Treasury has stated that these changes will ensure that the U.K.’s domestic prudential regime will: (i) be better tailored to the needs of the U.K. insurance market; (ii) encourage effective competition in the U.K. insurance market; and (iii) provide the PRA with a greater degree of discretion when supervising U.K. firms. A number of these changes may be beneficial for FUL; for example, if they result in an overall decrease in FUL’s capital requirements and otherwise reduce FUL’s regulatory burden. However, these rule changes also present a potential risk to FUL, as the nature and extent of their impact to the U.K.’s domestic prudential regime are not fully known at this stage.

Material Outsourcing Requirements

The Framework Agreement, Delegated Underwriting Authority Agreement between FUL and Pine Walk Capital (the “U.K. Delegated Underwriting Authority Agreement”) and the Inter-Group Services Agreement (in such context only, the “U.K. Material Outsourcing Agreements”) each constitute a “material outsourcing” arrangement under U.K. insurance regulation. Under U.K. insurance regulation, an outsourcing arrangement is material if it is of such importance that weakness, or failure, of the service provider would cast serious doubt upon the firm’s continuing satisfaction of the U.K. Regulators’ threshold conditions for authorization and their Fundamental Rules/Principles. The U.K. Regulators require insurers to apply adequate governance and controls in respect of material outsourcing agreements.

The most prominent “material outsourcing” rules that apply to FUL are set out in the PRA’s recent supervisory statements, “Outsourcing and third party risk management” (SS2/21) and “Operational resilience: Impact tolerances for important business services” (SS1/21). FUL is also subject to a number of related rules that derive from Solvency II and the Delegated Acts.

Pursuant to these rules, certain rights pertaining to FUL must be included in the U.K. Delegated Underwriting Authority Agreement and the Inter-Group Services Agreement, including: (i) the right for FUL to

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receive information from the service provider about the performance of the services; (ii) the right for FUL to instruct the service provider in respect of these functions; and (iii) the right for FUL, its external auditor and the U.K. Regulators to audit the service provider. FUL was also required to present the U.K. Material Outsourcing Agreements and will be required (on a go-forward basis) to present any material amendments to them, to the PRA and obtain its “non-objection” in relation to them before they can be executed or be materially amended by the parties.

FUL must ensure that its board of directors and senior management set appropriate risk management policies, systems and controls in respect of FUL’s outsourcing and third-party arrangements and must ensure that they are properly carried out. In particular, these individuals should receive clear, consistent, robust and timely management information relating to each service provider’s performance of the U.K. Delegated Underwriting Authority Agreement, which will enable them to effectively oversee these activities and provide challenge in relation to them. If a service provider does not adhere to predetermined performance standards, FUL must be able to implement effective remediation procedures or exit strategies. Similar requirements must also be applied under the terms of the Inter-Group Services Agreement.

FUL must also ensure that its systems and controls specifically identify and prioritize “important business services,” and consider and monitor whether it has dedicated appropriate resources to ensure that it has sufficient operational resilience in the event of any potential material disruption to the services provider (for example, by preparing and maintaining a business continuity or disaster recovery plan covering such circumstances).

In light of these new rules and supervisory statements, we expect that the U.K. Material Outsourcing Agreements will be subject to a significant degree of regular and periodic focus from the PRA. FUL is in the process of submitting the terms of the U.K. Material Outsourcing Agreements to the PRA for its review and consideration and ultimately to provide its “non-objection” in relation to them.

Capital Requirements under the U.K. Prudential Regime

Under the U.K.’s domestic prudential regime, insurers are required to maintain a minimum margin of solvency equivalent to their Solvency Capital Requirement (“SCR”) at all times, the calculation of which depends on the type and amount of insurance business written as well as reserve, credit, market and operational risks. The financial resources that an insurer retains in support of the SCR must be adequate, both as to amount and quality, to ensure that there is no significant risk that an entity’s liabilities cannot be met as they fall due. FUL calculates its SCR in accordance with a standard formula prescribed in accordance with Solvency II. If the PRA considers that FUL does not hold sufficient capital resources, it can impose additional requirements in relation to the amount and quality of the resources it considers necessary. Any failure to comply with such requirements introduced by the PRA can result in intervention by the PRA or imposition of sanctions, which could have an adverse effect on FUL’s results and financial position.

In addition, FUL is required to submit quarterly and annual filings with the PRA, including an annual Solvency and Financial Condition Report (“SFCR”), which must be posted on Current Fidelis’ website. FUL must also submit an annual Own Risk and Solvency Assessment (“ORSA”) to the PRA. The ORSA report is produced annually and provides a summary of all of the activity and processes during the preceding year to assess and report on risks and ensure that our overall solvency needs are met at all times, and which will include a forward-looking assessment. It also explains the linkages between business strategy, business planning and capital and risk management processes. Further, FUL may need to perform an additional ORSA, and submit the corresponding ORSA report to the PRA, following any significant change in its risk profile.

Restrictions on Dividend Payments by Insurers

The U.K. Companies Act 2006 prohibits U.K. companies, including FUL, from declaring dividends to their shareholders unless they have profits available for distribution. The determination of whether a company has

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profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the U.K. insurance regulatory rules impose no statutory restrictions on a general insurer’s ability to declare a dividend, the PRA’s rules require each authorized insurer within its jurisdiction to maintain its solvency margin at all times. Accordingly, FUL may not pay a dividend if the payment of such dividend would result in its SCR coverage ratio falling below certain levels. In addition, any future changes regarding regulatory requirements, including those described above, may restrict the ability of FUL to pay dividends in the future. FUL would be required to notify the PRA if it intended to make any dividend payments to its shareholders.

Data Protection

FUL and Pine Walk Capital must also comply with generally applicable data privacy legislation, including the E.U. GDPR. This regulation’s goal is to impose increased individual rights and protections for all personal data located in or originating from the E.U. The Data Protection Act 2018 and the U.K. GDPR regulate data protection for all individuals within the U.K.

The GDPR and the Data Protection Act 2018 are extraterritorial in that they apply to all businesses in the E.U. and the U.K., respectively and any businesses outside the E.U. and the U.K. that process E.U. and/or U.K. personal data of individuals in the E.U. and/or the U.K. Moreover, there are significant fines associated with non-compliance. In particular, U.K. incorporated companies need to monitor compliance with all relevant member states’ laws and regulations, including any permitted derogations from the GDPR and the Data Protection Act 2018. The introduction of the GDPR and the Data Protection Act 2018, and any resultant changes in E.U. member states’ or U.K. national laws and regulations, has increased compliance obligations and has necessitated the review and implementation of policies and processes relating to collection and use of data, and has required change to business practices regarding these matters. See “Risk Factors—Risks Relating to Regulation of the Group—Data protection failures could disrupt the Group’s business, damage its reputation and cause losses.”

Ireland Insurance Regulation

General

The CBI has primary responsibility for the prudential supervision and regulation of insurance and reinsurance undertakings and insurance intermediaries authorized in Ireland, including FIID. The CBI’s statutory objectives include (i) the stability of the financial system overall; (ii) the proper and effective regulation of financial service providers and markets, while ensuring that the best interests of consumers of financial services are protected; and (iii) the resolution of financial difficulties in credit institutions.

The CBI carries out its supervisory role through (i) processing applications for financial services authorizations in Ireland; (ii) monitoring compliance with prudential standards, primarily through examining prudential returns (weekly, monthly and annual), financial statements and annual reports, conducting regular review meetings and on-site inspections; (iii) developing systems and procedures to monitor activities and detect non-compliance by financial service providers; (iv) issuing guidance notes to enhance supervisory oversight due to continued growth and changes in financial markets; and (v) supporting the development of domestic legislation and implementing E.U. regulations and international standards.

The CBI has extensive powers to intervene in the affairs of insurance undertakings and insurance distribution activities that it regulates and to monitor compliance. In particular, the CBI’s administrative sanctions regime provides it with the power to administer sanctions in relation to prescribed contraventions by regulated financial service providers and by persons presently or formerly concerned in their management who have participated in the prescribed contraventions. Sanctions under the administrative sanctions regime include (i) cautions or reprimands; (ii) directions to refund or withhold monies charged or paid; (iii) monetary penalties

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up to €10,000,000 or 10% of turnover (or up to €1,000,000 for individuals); (iv) suspension or revocation of authorization; and (v) disqualification of individuals from being concerned in the management of a regulated financial service provider.

Insurance undertakings are primarily regulated under the European Union (Insurance and Reinsurance) Regulations 2015 (the “2015 Regulations”), which transposes Solvency II into Irish law. The 2015 Regulations include the approval process for the acquisition or disposal of holdings in insurance undertakings, governance and reporting standards, capital and solvency requirements and rules regarding the procedure for the transfer of insurance portfolios. Insurance intermediaries are primarily regulated under the European Union (Insurance Distribution) Regulations 2018 (the “2018 Regulations”), which transpose the Insurance Distribution Directive 2016/97 (“IDD”) into Irish law. In addition, Irish companies carrying out insurance activities must comply with general legislation in Ireland, such as the Irish Companies Act 2014.

Irish Authorized firms in Current Fidelis and Fidelis MGU

Current Fidelis’ Irish-authorized firm, FIID, is an insurance company incorporated under the laws of Ireland and duly authorized by the CBI as an insurance undertaking to carry on the following classes of non-life insurance business in accordance with the 2015 Regulations: 5 (Aircraft), 6 (Ships), 7 (Goods in Transit), 8 (Fire and Natural Forces), 9 (Other Damage to Property), 11 (Aircraft Liability), 12 (Liability for Ships), 13 (General Liability), 14 (Credit), 15 (Suretyship), and 16 (Miscellaneous Financial Loss).

Fidelis MGU includes Pine Walk Europe, which is incorporated in Belgium and is authorized by the Belgian Financial Services and Markets Authority to conduct insurance distribution activities. Pine Walk Europe carries on insurance distribution activities in Ireland through an Irish-registered branch pursuant to the “passporting rights.” Under the IDD, insurance intermediaries have “passporting rights” which permit them to use an insurance intermediary authorization in their home EEA member state to carry on insurance distribution activities in other EEA member states. An insurance intermediary exercises this right by notifying its “home member state” regulator of its intention to carry on business in another EEA member state and the home member state regulator in turn notifies the competent authority in the “host member state.” Pine Walk Europe received regulatory approval from the Belgian Financial Services and Markets Authority to perform regulated insurance distribution activities on October 5, 2022 and was able to commence trading in Ireland on a freedom of establishment basis via its Irish branch on January 1, 2023.

Where an insurance intermediary regulated in an EEA member state exercises its right to “passport” into Ireland, it remains prudentially regulated by the regulator in its home member state and will be regulated by the CBI for conduct-of-business rules. Therefore, Pine Walk Europe is primarily regulated by the Belgian Financial Services and Markets Authority.

Irish Regulation of Insurance Undertakings

As FIID is authorized in Ireland as an insurance undertaking, the Irish prudential insurance regulatory framework and requirements apply to it, including the following significant aspects:

Solvency Requirements

FIID is required to meet economic risk-based solvency requirements under Solvency II (as transposed into Irish law by the 2015 Regulations). Solvency II prescribes (i) the minimum amount of capital that FIID is required to have in order to cover the risks to which it is exposed and (ii) the principles that guide its overall risk management and regulatory reporting.

Under Solvency II, FIID is required to maintain a minimum margin of solvency equivalent to its SCR at all times, the calculation of which depends on the type and amount of insurance business written as well as reserve,

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credit, market and operational risks. The financial resources that an insurer retains in support of the SCR must be adequate, both as to amount and quality, to ensure that there is no significant risk that its liabilities cannot be met as they fall due.

Under Solvency II, the SCR may be calculated by an approved internal capital model or by a standard formula prescribed by EIOPA in accordance with the terms of Solvency II. FIID calculates its SCR in accordance with a standard formula prescribed in accordance with Solvency II.

The CBI has a regulatory expectation that insurance undertakings will maintain an appropriate buffer above the SCR that is appropriate to the risk profile and type of business written and FIID duly maintains a level of capital which is above the SCR.

Reporting Requirements

FIID must file and submit annual audited financial statements in accordance with International Financial Reporting Standards and related reports to the Irish Companies Registration Office (“CRO”) together with an annual return of certain core corporate information. Changes to core corporate information during the year must also be notified to the CRO. FIID must also file and submit annual certifications to the CBI, including certifications of compliance with:

•	the applicable CBI’s Corporate Governance Requirements for Insurance Undertakings 2015;

•	the Fitness & Probity Standards (Code issued under Section 50 of the Central Bank Reform Act 2010); and

•	Solvency II.

In addition, FIID is required to submit quarterly and annual filings with the CBI, including Quantitative Reporting Templates, an annual SFCR and an annual ORSA. The SFCR must be made publicly available and will include information on FIID’s business performance, system of governance, risk profile, and capital management. The ORSA report provides a summary of all the activity and processes during the preceding year to assess and report on risks and ensure that FIID’s overall solvency needs are met on an ongoing basis, including a forward-looking assessment. The ORSA report also explains the linkages between business strategy, business planning and capital and risk management processes.

In addition, FIID must submit a Regular Supervisory Report every three years, as well as an annual summary report setting out material changes that have occurred over the given financial year.

Dividends and Distributions

Pursuant to Irish company law, FIID is only able to declare dividends out of “profits available for distribution.” Profits available for distribution are, broadly, a company’s accumulated realized profits less its accumulated realized losses. Such profits may not include profits previously utilized.

Outsourcing of Critical or Important Operational Functions or Activities

The Framework Agreement, Delegated Underwriting Authority Agreement between FIID and Pine Walk Europe (the “Irish Delegated Underwriting Authority Agreement”) and the Inter-Group Services Agreement (in such context only, the “Irish Material Outsourcing Agreements”) each constitute an outsourcing of critical or important operational functions or activities under Irish insurance regulation. The 2015 Regulations, Solvency II and the Delegated Acts, along with EIOPA and CBI guidelines, set out the obligations which FIID must comply with in respect of the outsourcing of critical or important functions or activities. In general, a function is to be regarded as critical or important if failure or inadequate provision of the function would have an adverse impact on the operational continuity of the core business line or critical business function.

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Pursuant to the relevant legislation and guidelines, certain rights pertaining to FIID must be included in the Irish Delegated Underwriting Authority Agreement and the Inter-Group Services Agreement, including: (i) the right for FIID to receive information from the applicable outsourced service provider about the outsourced functions; (ii) the right for FIID to instruct the applicable outsourced service provider in respect of these functions; and (iii) the right for FIID, its external auditor and the CBI to audit the applicable outsourced service provider. FIID must also notify (and obtain approval from) the CBI at least six weeks before entering into the Irish Delegated Underwriting Authority Agreement and the Inter-Group Services Agreement and regarding subsequent material developments with respect to the Irish Material Outsourcing Agreements.

FIID must ensure that its board of directors and senior management set appropriate risk management policies, systems and controls in respect of FIID’s outsourcing arrangements and must ensure that they are properly carried out. In particular, these individuals should receive clear, consistent, robust and timely management information relating to each service provider’s performance of the Irish Delegated Underwriting Authority Agreement and the Inter-Group Services Agreement, which will enable them to effectively oversee these activities and provide challenge in relation to them. If a service provider does not adhere to predetermined performance standards, FIID must be able to implement effective remediation procedures or exit strategies.

FIID must also ensure continuity of services through robust disaster recovery and business continuity management. In particular, FIID must document and implement business continuity plans in relation to its critical and important outsourced functions and ensure that these plans are tested and updated on a regular basis. FIID must also ensure that each service provider has and regularly tests a business continuity plan, which includes the resources required to fulfill FIID’s critical or important outsourcing arrangements. FIID’s board of directors and senior management must take remedial action to address any deficiencies identified in a service provider’s performance, either as part of coordinated testing of FIID’s business continuity measures, or via results of the service provider’s own business continuity plan testing.

FIID has submitted the terms of the Irish Material Outsourcing Agreements to the CBI for its review and consideration and, in late 2022, the CBI provided its approval.

Restrictions on Change of Business Plan

As part of the authorization process, insurance undertakings, such as FIID, must submit a detailed business plan to the CBI which describes the business they propose to conduct. The standard conditions of authorization typically issued by the CBI specify that any subsequent material change to the business plan requires the prior approval of the CBI.

Data Protection

FIID and Pine Walk Europe must comply with the GDPR, which took effect in May 2018. The Data Protection Act 2018 is the Irish legislation that gives effect to certain aspects of the data protection in Ireland. The GDPR regulates data protection for all individuals within the E.U., including foreign companies processing data of E.U. residents. The GDPR sets out individuals’ rights, and provides complex and far-reaching company obligations and significant penalties in the case of violation. The GDPR sets out a number of requirements that FIID must comply with when handling personal data, including: the obligation to appoint data protection officers in certain circumstances, the principle of accountability and the obligation to make public notification of significant data breaches.

The interpretation and application of data protection laws in Ireland, Europe and elsewhere are developing and remain uncertain and in flux in some respects. It is possible that these laws or cybersecurity regulations may be interpreted and applied in a manner that is inconsistent with existing data protection or security practices. If so, in addition to the possibility of fines, this will result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. The introduction of the GDPR and

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resultant changes in E.U. member states’ national laws and regulations, has increased our compliance obligations and has necessitated the review and implementation of policies and processes relating to our collection and use of data, and has required us to change our business practices regarding these matters.

United States Insurance Regulation

FIBL’s and FUL’s U.S. Operations

As stated above, although the Group is not licensed to write insurance on an admitted basis in any state in the U.S., FIBL and FUL, due to their inclusion in the NAIC Quarterly Listing of Alien Insurers of the International Insurers Department (“IID”), are eligible to write surplus lines business as alien, non-admitted insurers in 50 U.S. states, the District of Columbia and other NAIC jurisdictions such as Puerto Rico in accordance with the Dodd–Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The laws of most states regulate or prohibit the sale of insurance and reinsurance within their jurisdictions by non-admitted insurers and reinsurers. We do not intend that FIBL or FUL maintain an office or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction other than their respective jurisdictions of incorporation where the conduct of such activities would require FIBL or FUL to be so admitted. Neither FIBL nor FUL maintains an office in the U.S. but each of FIBL and FUL writes excess and surplus lines business as an eligible, but non-admitted, alien surplus lines insurer. Each of FIBL and FUL accepts business only through U.S. licensed surplus lines brokers and does not market directly to the public. Although neither FIBL nor FUL underwrites or handles claims directly in the U.S., each of FIBL and FUL may grant limited underwriting authorities to U.S. licensed surplus lines brokers and retain third-party claims administrators, duly licensed, for the purpose of facilitating U.S. business.

Each of FIBL and FUL maintain a NAIC U.S. trust fund to support its surplus lines business, in accordance with the rules of the IID. The total market value of assets in each of the FIBL and FUL NAIC trusts were $5.5 million and $28.4 million, respectively, at December 31, 2022 and $5.4 million and $8.0 million, respectively, at December 31, 2021.

As a result of the Dodd-Frank Act, only a ceding insurer’s state of domicile can dictate the credit for reinsurance requirements. Other NAIC jurisdictions in which a ceding insurer is licensed are no longer able to require additional collateral from non-admitted reinsurers or otherwise impose their own credit for reinsurance laws on ceding insurers domiciled in other states. In 2011, the NAIC adopted revisions to its Credit for Reinsurance Model Law and Model Regulation (together the “Amended Credit for Reinsurance Model Act”). Under the Amended Credit for Reinsurance Model Act, qualifying non-admitted reinsurers domiciled in “qualified jurisdictions” who meet certain minimum rating and capital requirements are, upon application to and approval by the state Insurance Departments, permitted to post less than the 100% collateral currently required with respect to a cedant domiciled in that state, insurers that have been granted approval to post reduced collateral are known as certified reinsures. The U.K. and Bermuda are among the approved “qualified jurisdictions” which allows U.S. states that have adopted the Amended Credit for Reinsurance Model Act to implement reduced collateral requirements with respect to reinsurers domiciled in Bermuda and the U.K., such as FIBL and FUL. FIBL and FUL have been approved by Florida as the lead state for treatment as a certified reinsurer to post reduced collateral i.e., 50% versus 100%), and have both “passported” into multiple other U.S. states. Each of FIBL and FUL obtains letters of credit for the benefit of its U.S. cedants so that the cedants are able to take full financial statement credit for reinsurance.

In addition, during 2022, FIBL and FUL have been approved by Colorado as the lead state for treatment as a reciprocal reinsurer, and each is in the process of passporting into other U.S. states. Reciprocal jurisdiction reinsurer status will allow cedants in such states to continue to obtain credit for reinsurance by FIBL and FUL, without either company being required to post any collateral so long as they continue to maintain such status.

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Additional Regulation

FIBL and FUL write business outside of their respective jurisdiction of incorporation predominantly on a non-admitted basis. However, in respect of jurisdictions where FIBL and FUL are unable to rely on the relevant exemptions for non-admitted (re)insurers or a relevant license is requested by the underwriters, FIBL and FUL each hold a number of licenses. FIBL is licensed to write reinsurance in China, Argentina, Ecuador and Mexico. FUL is licensed to write reinsurance in Argentina, Brazil, Chile, Ecuador, Guatemala, Honduras, Mexico, Panama, Paraguay and Egypt and insurance in French Polynesia. We do not regard the effect of these licenses to be material to us at this time.

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CERTAIN TAX CONSIDERATIONS

The following summary of the taxation of Current Fidelis and its shareholders is based upon current U.S. and Bermuda law and is for general information only. Legislative, judicial or administrative changes may be forthcoming that could affect this summary. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

United States Taxation

Certain U.S. Tax Consequences

The following legal discussion (including and subject to the matters and qualifications set forth in such summary) is based upon the advice of Willkie Farr & Gallagher LLP. The advice of such firm does not include any factual or accounting matters, determinations or conclusions, including amounts and computations of RPII and amounts of components thereof or facts relating to Current Fidelis’ business or activities. The tax treatment of a holder of Common Shares, or of a person treated as a holder of Common Shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Statements contained herein as to the beliefs, expectations and conditions of FIHL and its subsidiaries as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING COMMON SHARES.

U.S. Tax Reform

The 2017 Act was passed by the U.S. Congress and signed into law on December 22, 2017, with certain provisions intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States, but have certain U.S. connections, and U.S. Persons (as defined below) investing in such companies. Among other things, the 2017 Act revised the rules applicable to PFICs and CFCs in ways that could affect the timing or amount of U.S. federal income taxes imposed on certain investors that are U.S. Persons. Further, it is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on Current Fidelis, Current Fidelis’ operations or U.S. Holders. Additionally, tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC or a PFIC or has RPII are subject to change, possibly on a retroactive basis. The U.S. Treasury Department recently issued final and proposed regulations intended to clarify the application of the insurance income exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs, and recently issued proposed regulations that would expand the scope of the RPII rules. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming as well. FIHL cannot be certain if, when, or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

Taxation of Current Fidelis

The following discussion is a summary of material U.S. federal income tax considerations relating to Current Fidelis’ operations. A non-U.S. corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. federal income tax as described below, unless entitled to the benefits of an applicable tax treaty. Whether a trade or business is being conducted in the U.S. is an inherently factual determination. Because the Code, regulations and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the U.S., FIHL cannot be certain that the IRS will not contend successfully that it or any of its non-U.S. subsidiaries are or will be engaged in a trade or business in the U.S. A non-U.S. corporation deemed

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to be so engaged would be subject to U.S. income tax at regular corporate rates, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax on effectively connected income, if imposed, would be computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a non-U.S. corporation is generally entitled to deductions and credits only if it timely files a U.S. federal income tax return. Each of FIHL, FIBL, FIID, FML, Fidelis European Holdings Limited and FUL files protective U.S. federal income tax returns on a timely basis in order to preserve the right to claim income tax deductions and credits if it is ever determined that it is subject to U.S. federal income tax. The highest marginal federal income tax rates currently are 21% for a corporation’s effectively connected income and 30% for the additional “branch profits” tax. In addition, certain corporations with effectively connected income may be subject to a corporate alternative minimum tax of 15 percent of the corporation’s adjusted financial statement income.

If FIBL is entitled to the benefits under the income tax treaty between Bermuda and the U.S. (the “Bermuda Treaty”), FIBL would not be subject to U.S. income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the U.S. Similarly, if FIHL or any U.K. subsidiary of FIHL is entitled to the benefits under the U.S. income tax treaty with the U.K. (the “U.K. Treaty”) (discussed below), it would not be subject to U.S. income tax on any income found to be effectively connected with U.S. trade or business unless that trade or business is conducted through a permanent establishment in the U.S. FIBL, FIHL and the U.K. subsidiaries of FIHL each currently intend to conduct their activities so that they do not have a permanent establishment in the U.S., although FIHL cannot be certain that this result will be achieved.

An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the U.S. or Bermuda or U.S. citizens; and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the U.S. or Bermuda nor U.S. citizens. No regulations interpreting the Bermuda Treaty have been issued. FIHL cannot be certain that FIBL will be eligible for Bermuda Treaty benefits because of factual and legal uncertainties regarding the residency and citizenship of the company’s shareholders. Accordingly, FIBL intends to conduct substantially all of its operations outside the U.S. and to limit its U.S. contacts so that FIBL would not be treated as engaged in the conduct of a trade or business in the U.S.

Under the U.K. Treaty, a U.K. resident company is entitled to the benefits of the treaty only if certain requirements can be satisfied, for example where: (i) the principal class of its shares is listed or admitted to dealings on certain recognized stock exchanges and is regularly traded on one or more recognized stock exchanges, (ii) shares representing at least 50 percent of the aggregate voting power and value of such company are owned directly or indirectly by five or fewer companies entitled to the benefits of the U.K. Treaty, (iii) such company is owned more than 50 percent, by vote and by value, by “qualified persons” (broadly speaking, certain U.S. and U.K. tax residents) during a requisite portion of the relevant taxable period, or (iv) such company is engaged in the active conduct of a trade or business in the U.K. and the income, profit or gain derived from the United States is derived in connection with, or is incidental to, that trade or business, and the company satisfies certain other conditions. Provided that FIHL is successfully listed and regularly traded on NYSE and its U.K. subsidiaries successfully carry out their intended business plan, each such entity expects to qualify for benefits under the U.K. Treaty, although FIHL cannot be certain it will achieve this result. If each of FIHL and its U.K. subsidiaries qualifies for treaty benefits, each of FIHL and its U.K. subsidiaries should be subject to U.S. federal income tax on its income found to be effectively connected with a U.S. trade or business only if such income is attributable to the conduct of a trade or business carried on through a permanent establishment in the U.S. FIHL and its U.K. subsidiaries have conducted and intend to conduct their activities in a manner so that none of them should have a permanent establishment in the U.S., although FIHL cannot be certain that they will achieve this result.

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Under the U.K. Treaty, the additional U.S. branch profits tax may be imposed at a rate of up to five percent (5%) absent an applicable exception to the extent a U.K. resident company has a permanent establishment in the U.S.

Non-U.S. insurance companies carrying on an insurance business within the U.S. have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If FIBL or FUL is considered to be engaged in the conduct of an insurance business in the U.S. and it is not entitled to the benefits of an income tax treaty with the U.S. in general, the Code could subject a significant portion of FIBL or FUL’s investment income to U.S. income tax. In addition, while the Bermuda Treaty clearly applies to premium income, it is uncertain whether the Bermuda Treaty applies to other income such as investment income. If FIBL is considered engaged in the conduct of an insurance business in the U.S. and is entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty is interpreted to not apply to investment income, a significant portion of FIBL’s investment income could be subject to U.S. income tax.

Non-U.S. corporations not engaged in a trade or business in the U.S. are nonetheless subject to U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the U.S. (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties. Generally, under the U.K. Treaty the withholding rate is reduced (i) on dividends from less than ten percent (10%) owned corporations to 15%; (ii) on dividends from 10% or more owned corporations to five percent (5%) (and is eliminated in some cases); and (iii) on interest to zero percent (0%). The Bermuda Treaty does not reduce the U.S. withholding rate on U.S.-sourced investment income.

The U.S. also imposes FET on insurance premiums paid to non-U.S. insurers with respect to (i) risks of a U.S. entity or individual, located wholly or partly within the U.S. and (ii) risks of a non-U.S. entity or individual engaged in trade or business in the U.S., located within the U.S. (“U.S. Situs Risks”) and on reinsurance premiums for any reinsurance policy covering any such risks. The rates of FET applicable to premiums paid are four percent (4%) for direct property and casualty insurance premiums and one percent (1%) for reinsurance premiums or life insurance premiums, subject to elimination pursuant to a U.S. income tax treaty. The U.K. Treaty provides for the elimination of the FET on insurance or reinsurance premiums paid to U.K. residents, otherwise entitled to the benefits of the treaty, with respect to U.S. Situs Risks, provided that the U.K. resident does not cede the risks in a transaction characterized as part of a conduit arrangement for purposes of the U.K. Treaty. If FUL is entitled to the benefit of the FET exemption in the U.K. Treaty, but it cedes business with respect to U.S. Situs Risks in transactions that are characterized as conduit arrangements for purposes of the U.K. Treaty, it would not be entitled to the U.K. Treaty FET exemption with respect to these U.S. Situs Risks. The Bermuda Treaty does not eliminate the FET on premiums ceded to Bermuda residents with respect to U.S. Situs Risks.

Taxation of the Shareholders

The following summary sets forth the material U.S. federal income tax considerations related to the purchase, ownership and disposition of the Common Shares sold in this offering. Unless otherwise stated, this summary deals only with U.S. Holders who hold their Common Shares as capital assets within the meaning of section 1221 of the Code. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. In addition, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers or traders in securities, tax exempt organizations, U.S. expatriates, individual retirement accounts or other tax-deferred accounts, persons liable for alternative minimum tax, investors in pass through entities, persons who are considered with respect to FIHL or its subsidiaries as “United States

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shareholders” for purposes of the CFC rules of the Code (generally, a U.S. Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of the company’s or its subsidiaries’ shares entitled to vote, or 10% or more of the value of all classes of the company’s or its subsidiaries’ shares (that is, 10% U.S. Shareholders)), U.S. accrual method taxpayers subject to special tax accounting rules as a result of any item of gross income with respect to the Common Shares being taken into account in an applicable financial statements (as described in Section 451(b) of the Code), persons subject to the alternative minimum tax or persons who hold their shares as part of a hedging or conversion transaction or as part of a short-sale or straddle or in currency other than the U.S. dollar, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the Treasury Regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the U.S. or of any non-U.S. government. Persons considering making an investment in the Common Shares should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction, prior to making such investment.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If a potential investor in Common Shares is such a partnership or a partner of such a partnership, it should consult its tax advisors.

For purposes of this discussion, the term “U.S. Person” means: (i) a citizen or resident of the U.S.; (ii) a partnership or corporation, created or organized in or under the laws of the U.S., or organized under the laws of any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; (iv) a trust if either (a) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (b) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

Taxation of Distributions

Subject to the discussion below regarding passive foreign investment companies, controlled foreign corporations and related person insurance income, cash distributions paid with respect to the Common Shares will constitute ordinary dividend income to the extent paid out of the company’s current or accumulated earnings and profits (as determined using U.S. federal income tax principles), and the U.S. Holders generally will be subject to U.S. federal income tax upon its receipt of such dividends. If the holder is not a corporation or an entity treated as a corporation under U.S. federal income tax law, dividends paid to it will generally be taxable at the rate applicable for long-term capital gains (at a maximum rate of 20% currently) if: (1) the dividends constitute “qualified dividend income,” and (2) it holds the Common Shares for more than 60 days out of the 121-day period that begins 60 days before the ex-dividend date and meets other holding period requirements. Any dividends paid on the Common Shares generally will be “qualified dividend income,” provided that: (i) the Common Shares are readily tradable on an established securities market in the United States in the year in which the shareholder receives the dividend, or FIHL is eligible for the benefits of a comprehensive income tax treaty with the United States, and, in either case, (ii) FIHL is not considered to be a PFIC in either the year of the distribution or the preceding taxable year. Under current U.S. Treasury Department guidance, the Common Shares would be treated as readily tradeable on an established securities market if they are listed on NYSE, as we intend the Common Shares to be after this offering. However, there can be no assurance that our Common Shares will continue to be listed on NYSE or that FIHL will not be treated as a PFIC for any taxable year. Dividends paid on the Common Shares to a corporate shareholder generally will not be eligible for the dividends received deduction.

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Classification of FIHL or its Non-U.S. Subsidiaries as Controlled Foreign Corporations

Each 10% U.S. Shareholder (as defined below) of a non-U.S. corporation that is a CFC at any time during a taxable year and that owns shares in the non-U.S. corporation, directly or indirectly through non-U.S. entities, on the last day of the non-U.S. corporation’s taxable year on which it is a CFC must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income” and global intangible low taxed income (“GILTI”), even if the subpart F income or GILTI is not distributed. “Subpart F income” of a non-U.S. insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income), and GILTI is generally business income of the CFC (other than Subpart F income and certain other categories of income) reduced by 10% of the adjusted tax basis of the CFC’s depreciable tangible personal property (based on a computation that generally aggregates all of a 10% U.S. Shareholder’s GILTI from its investments in CFCs) that is potentially subject to further reductions depending on the nature of the applicable 10% U.S. Shareholder. The amount of any subpart F income inclusion would be limited by such 10% U.S. Shareholder’s share of the CFC’s current-year earnings and profits as reduced by the 10% U.S. Shareholder’s share, if any, of certain prior-year deficits in earnings and profits, and a 10% U.S. Shareholder recognizing subpart F or GILTI income would increase the basis in its shares by the amount of subpart F or GILTI income included in income. Amounts distributed out of previously taxed subpart F or GILTI income would be excluded from the 10% U.S. Shareholder’s income, and the 10% U.S. Shareholder’s basis in the shares would be reduced by the amount so excluded. In addition, as discussed below, gain recognized by a 10% U.S. Shareholder on the sale of stock of a CFC will be re-characterized as a dividend and taxed as ordinary income rather than as capital gain to the extent of the 10% U.S. Shareholder’s share of the CFC’s earnings and profits. Such dividend income would not be eligible for the reduced rate of tax on qualified dividends.

A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (that is “constructively”)) more than 50% of the total combined voting power of all classes of voting stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation. For purposes of taking into account insurance income, a CFC also includes a non-U.S. insurance company in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of all stock is owned by 10% U.S. Shareholders on any day of the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts (other than certain insurance or reinsurance related to same country risks written by certain insurance companies) exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. A “10% U.S. Shareholder” is a U.S. Person who owns (directly, indirectly through non-U.S. entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote or 10% of the value of the non-U.S. corporation. The 2017 Act expanded the definition of 10% U.S. Shareholder to include ownership by value (rather than just vote), so provisions in the company’s organizational documents that cut back voting power to potentially avoid 10% U.S. Shareholder status will no longer mitigate the risk of 10% U.S. Shareholder status.

FIHL believes that because of the anticipated dispersion of its share ownership, no U.S. Person who owns the Common Shares of FIHL directly or indirectly through one or more non-U.S. entities should be treated as owning (directly, indirectly through non-U.S. entities, or constructively) 10% or more of the total voting power or value of all classes of shares of FIHL or any of its non-U.S. subsidiaries. However, the company’s shares may not be as widely dispersed as Current Fidelis believes due to, for example, the application of certain ownership attribution rules, and no assurance may be given that a U.S. Person who owns the Company’s shares will not be characterized as a 10% U.S. Shareholder.

The RPII CFC Provisions

The following discussion generally is applicable only if neither the 20% Gross Income Exception nor the 20% Ownership Exception (as such terms are defined below) is met for a taxable year. Although FIHL cannot be

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certain, it believes that each of its non-U.S. insurance subsidiaries should meet either the 20% Ownership Exception or the 20% Gross Income Exception for each taxable year for the foreseeable future.

RPII is any “insurance income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is an “RPII shareholder” (as defined below) or a “related person” (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a U.S. insurance company. For purposes of inclusion of the RPII of a non-U.S. insurance subsidiary of FIHL in the income of RPII shareholders, unless an exception applies, the term “RPII shareholder” means any U.S. Person who owns (directly or indirectly through non-U.S. entities) any amount of the Company’s shares. Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation’s pension plan is ordinarily not a “related person” with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50% measured by vote or value, of the stock of the corporation. Each non-U.S. insurance subsidiary should be treated as a CFC under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through non-U.S. entities or constructively) 25% or more of the shares of FIHL by vote or value.

RPII Exceptions

The special RPII rules do not apply to each non-U.S. insurance subsidiary of FIHL for a taxable year if (i) direct and indirect insureds and persons related to such insureds, whether or not U.S. Persons, are treated as owning (directly or indirectly through entities) less than 20% of the voting power and less than 20% of the value of the shares of FIHL at any time during the taxable year (the “20% Ownership Exception”); (ii) the gross RPII of the non-U.S. subsidiary is less than 20% of its gross insurance income for the taxable year (the “20% Gross Income Exception”); (iii) the non-U.S. insurance subsidiary elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business, and to waive all treaty benefits with respect to RPII and meet certain other requirements; or (iv) the non-U.S. insurance subsidiary elects to be treated as a U.S. corporation and waives all treaty benefits and meets certain other requirements. No non-U.S. insurance subsidiary of FIHL intends to make either of these elections. Where none of these exceptions applies to a non-U.S. insurance subsidiary, each U.S. Person owning (directly or indirectly through non-U.S. entities) any shares in FIHL (and therefore, indirectly, the non-U.S. insurance subsidiary) on the last day of such company’s taxable year will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII of the non-U.S. insurance subsidiary for the portion of the taxable year during which the non-U.S. insurance subsidiary was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such U.S. Persons at that date, but limited by each such U.S. Person’s share of the company’s current-year earnings and profits as reduced by the U.S. Person’s share, if any, of certain prior-year deficits in earnings and profits. Each non-U.S. insurance subsidiary of FIHL intends to operate in a manner that is intended to ensure that it qualifies for the 20% Gross Income Exception or 20% Ownership Exception. However, it is possible that they will not be successful in qualifying under these exceptions because some of the factors which determine the extent of RPII may be beyond Current Fidelis’ control.

Computation of RPII

In order to determine how much RPII a non-U.S. insurance subsidiary of FIHL has earned in each taxable year, each non-U.S. insurance subsidiary may obtain and rely upon information from its insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through non-U.S. entities) shares of FIHL and are U.S. Persons. A non-U.S. insurance subsidiary of FIHL may not be able to determine whether any of their underlying direct or indirect insureds are shareholders or related persons

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to such shareholders, and, consequently, may not be able to determine accurately the gross amount of RPII earned by it in a given taxable year. For any year in which the 20% Gross Income Exception and the 20% Ownership Exception do not apply, FIHL may also seek information from its shareholders as to whether beneficial owners of shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent FIHL is unable to determine whether a beneficial owner of shares is a U.S. Person, FIHL may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders.

If, as expected, for each taxable year each non-U.S. insurance subsidiary of FIHL meets the 20% Gross Income Exception or 20% Ownership Exception, RPII shareholders will not be required to include RPII in their taxable income. The amount of RPII includable in the income of an RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

Apportionment of RPII to U.S. Holders

Every RPII shareholder who owns shares on the last day of any taxable year of FIHL in which both the 20% Ownership Exception and the 20% Gross Income Exception do not apply to a non-U.S. insurance subsidiary of FIHL should expect that for such year it will be required to include in gross income its share of such subsidiary’s RPII for the portion of the taxable year during which the non-U.S. insurance subsidiary was a CFC under the RPII provisions, whether or not distributed, even though such shareholder may not have owned the shares throughout such period. An RPII shareholder who owns shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of the RPII of a non-U.S. insurance subsidiary of FIHL.

Basis Adjustments

An RPII shareholder’s tax basis in its shares will be increased by the amount of any RPII that such shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by FIHL out of previously taxed RPII income. The RPII shareholder’s tax basis in its shares will be reduced by the amount of such distributions that are excluded from income.

Uncertainty as to Application of RPII

The RPII provisions have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. Accordingly, the meaning of the RPII provisions and the application thereof to a non-U.S. insurance subsidiary of FIHL is uncertain. In addition, FIHL cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Further, recently proposed regulations could, if finalized in their current form, substantially expand the definition of RPII to include insurance income of our non-U.S. subsidiaries with respect to certain affiliate reinsurance transactions. If these proposed regulations are finalized in their current form, it could limit Current Fidelis’ ability to execute affiliate reinsurance transactions that would otherwise be undertaken for non-tax business reasons in the future and could increase the risk that the 20% Gross Income Exception would not be met for one or more of FIHL’s non-U.S. subsidiaries in a particular taxable year, which could result in such RPII being taxable to U.S. Persons that own or are treated as owning Common Shares directly or indirectly through non-U.S. entities. U.S. Persons owning or treated as owning Common Shares should consult their tax advisors as to the effect of these uncertainties.

Information Reporting

Under certain circumstances, U.S. Persons owning shares in a non-U.S. corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is

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required by (i) a person who is treated as an RPII shareholder; (ii) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC at any time during any tax year of the non-U.S. corporation and who owned the stock on the last day of that year; and (iii) under certain circumstances, a U.S. Person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC. FIHL will provide to all U.S. Persons registered as shareholders of its shares the relevant information necessary to complete IRS Form 5471 in the event FIHL determines this is necessary. Failure to file IRS Form 5471 may result in penalties.

U.S. Holders should consider their possible obligation to file FinCEN Form 114, Report of Foreign Bank and Financial Accounts, with respect to the Common Shares. Additionally, such U.S. Holders should consider their possible obligations to annually report certain information with respect to the Form with their U.S. federal income tax returns. Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the Common Shares) are required to report information (on IRS Form 8938) relating to such assets, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions). U.S. Holders who fail to report the required information could be subject to substantial penalties, and, in such circumstances, the statute of limitations for assessment of tax could be suspended, in whole or part. Shareholders should consult their tax advisors with respect to these or any other reporting requirements which may apply with respect to their purchase, holding and sale of the Common Shares.

Certain shareholders may be required to file an IRS Form 926 (Return of a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property, including cash, to FIHL. Substantial penalties may be imposed on a shareholder that fails to comply with this reporting requirement. Each shareholder is urged to consult with its own tax advisors regarding this reporting obligation.

Tax-Exempt Shareholders

Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or an RPII Shareholder also must file IRS Form 5471 in the circumstances described above.

Dispositions of the Common Shares

Subject to the discussions below relating to the potential application of the Code section 1248 and PFIC rules, U.S. Holders generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of the Common Shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 20% for individuals and a rate of 21% for corporations. Moreover, gain, if any, generally will be U.S.-source gain and generally will constitute “passive category income” for foreign tax credit limitation purposes.

Code section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five (5)-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). FIHL believes that because of the anticipated dispersion of its share ownership, no U.S. Person that owns Common Shares directly or through non-U.S. entities in FIHL should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of FIHL; to the extent this is the case,

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the application of Code Section 1248 under the regular CFC rules should not apply to dispositions of the Common Shares. However, no assurance can be given in this regard.

A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, FIHL will, upon request, provide the relevant information necessary to complete IRS Form 5471.

Code Section 1248 in conjunction with the RPII rules also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder owns, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of such non-U.S. corporation or whether the 20% Gross Income Exception or the 20% Ownership Exception applies. Existing proposed regulations do not address whether Code Section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that would be treated as a CFC for RPII purposes. FIHL believes, however, that this application of Code Section 1248 under the RPII rules should not apply to dispositions of Common Shares because FIHL will not be directly engaged in the insurance business. FIHL cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the U.S. Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of the Common Shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of the Common Shares.

PFIC

In general, a non-U.S. corporation will be a PFIC during a given taxable year if (i) the 75% test is met for such taxable year; or (ii) the 50% test is met for such taxable year. Once characterized as a PFIC, the shares of the non-U.S. corporation will generally retain status as shares in a PFIC for future taxable years with respect to U.S. shareholders that held such shares in the taxable year of the initial PFIC characterization.

If FIHL were characterized as a PFIC during a given year, each U.S. Person holding the Common Shares would be subject to a penalty tax at the time of the taxable disposition at a gain of, or receipt of an “excess distribution” with respect to, their Common Shares, unless such person (i) is a 10% U.S. Shareholder and FIHL is a CFC or (ii) made a QEF or “mark-to-market” election. It is uncertain whether FIHL would be able to provide its shareholders with the information necessary for a U.S. Person to make the QEF election or whether a U.S. Person will be eligible to make a mark-to-market election with respect to the Common Shares, and a mark-to-market election likely will not be available for any shares of FIHL’s non-U.S. subsidiaries. In addition, if FIHL were considered a PFIC, upon the death of any U.S. individual owning shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of their Common Shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three (3) preceding taxable years (or shorter period during which the taxpayer held the Common Shares). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the Common Shares, computed by assuming that the excess distribution or gain (in the case of a taxable disposition) with respect to the Common Shares was taken in equal portion at the highest applicable tax rate on ordinary income throughout the shareholder’s period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period. In addition, a distribution paid by FIHL to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income if FIHL were considered a PFIC in the taxable year in which such dividend was paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the annual filing of IRS Form 8621.

For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income derived in the active conduct of an insurance business by

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a qualifying insurance corporation, as amended by the 2017 Act, is not treated as passive income. The PFIC provisions also contain a look-through rule under which a non-U.S. corporation will be treated as if it “received directly its proportionate share of the income …” and as if it “held its proportionate share of the assets …” of any other corporation in which it owns at least 25% of the value of the stock (“the look-through rule”).

Under the look-through rule, FIHL should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its non-U.S. insurance subsidiaries for purposes of the 75% test and the 50% test. However, the 2017 Act limits the insurance income exception to a non-U.S. insurance company that is a qualifying insurance corporation that would be taxable as an insurance company if it were a U.S. corporation and satisfies the Reserve Test by satisfying either the 25% Test or the 10% Test (each as defined above). Current Fidelis believes that FIBL has met this Reserve Test and will continue to do so in the foreseeable future, although no assurance may be given that FIBL will satisfy the Reserve Test in future years.

Further, the 2020 Regulations define insurance liabilities for purposes of the Reserve Test, tighten the Reserve Test as well as place a statutory cap on insurance liabilities, and provide guidance on the runoff-related and rating-related circumstances for purposes of the 10% Test. The 2020 Regulations, which set forth in proposed form certain requirements that must be met to satisfy the “active conduct of an insurance business” test, also propose that a non-U.S. insurer with no or a nominal number of employees that relies exclusively or almost exclusively upon independent contractors (other than related entities) to perform its core functions will not be treated as engaged in the active conduct of an insurance business. Further, for purposes of applying the 10% Test, the 2020 Regulations: (i) generally limit the rating-related circumstances exception to a non-U.S. corporation: (a) if more than half of such corporation’s net written premiums for the applicable period are derived from insuring catastrophic risk, or (b) providing certain other insurance coverage that Current Fidelis is not expected to engage in, and (ii) reduce a corporation’s insurance liabilities by the amount of any reinsurance recoverable relating to such liability. Current Fidelis believes that, based on the implementation of its business plan and the application of the look-through rule and the exceptions set out under Section 1297 of the Code, none of the income and assets of FIBL should be treated as passive pursuant to the 10% Test, and thus, FIHL should not be characterized as a PFIC under current law for its current taxable year and foreseeable future years to the extent a shareholder makes an election to apply the 10% Test with respect to each non-U.S. insurance subsidiary, but because of the legal uncertainties as well as factual uncertainties with respect to Current Fidelis’ planned operations, there is a risk that FIBL and therefore FIHL will be characterized as a PFIC for U.S. federal income tax purposes. In addition, because of the legal uncertainties relating to how the 2020 Regulations will be interpreted and the form in which the proposed 2020 Regulations may be finalized, no assurance can be given that FIHL will not qualify as a PFIC under final IRS guidance or any future regulatory proposal or interpretation that may be subsequently introduced and promulgated. If FIHL is considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. Prospective investors should consult their tax advisors as to the effects of the PFIC rules.

As noted above, the 10% Test will only apply if a U.S. Holder makes a valid election. A U.S. Holder seeking to elect the application of the 10% Test to FIBL may do so if Current Fidelis provides the holder- with, or otherwise makes publicly available, a statement or other disclosure that FIBL meets the requirements of the 10% Test (and contains certain other relevant information). Current Fidelis intends to either provide each U.S. Holder with such a statement or otherwise make such a statement publicly available. A U.S. Holder may generally make an election to apply the 10% Test by completing a Form 8621 and attaching it to its original or amended U.S. federal income tax return for the taxable year to which the election relates. Investors owning a de minimis amount of FIHL stock may be deemed to have made the election automatically. U.S. investors are urged to consult their tax advisors regarding electing to apply the 10% Test to FIHL’s non-U.S. insurance subsidiaries.

U.S. investors are also urged to consult with their tax advisors and to consider making a “protective” QEF election with respect to FIHL and each of FIHL’s non-U.S. subsidiaries to preserve the possibility of making a retroactive QEF election. If the Group determines that FIHL is a PFIC, the Group intends to use commercially reasonable efforts to provide the information necessary to make a QEF election for FIHL and each non-U.S.

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subsidiary of FIHL that is a PFIC. A U.S. Person that makes a QEF election with respect to a PFIC is currently taxable on its pro rata share of the ordinary earnings and net capital gain of such company during the years it is a PFIC (at ordinary income and capital gain rates, respectively), regardless of whether or not distributions were received. In addition, any of the PFIC’s losses for a taxable year will not be available to U.S. Persons and may not be carried back or forward in computing the PFIC’s ordinary earnings and net capital gain in other taxable years. A U.S. Person generally increases the basis of its PFIC shares, and the basis of any other property of the U.S. Person by reason of which such U.S. Person is considered to indirectly own PFIC shares, by amounts included in such U.S. Person’s gross income pursuant to the QEF election. Therefore, an electing shareholder will generally increase the basis of its Common Shares by amounts included in the shareholder’s gross income pursuant to the QEF election.

In lieu of making a QEF election, if FIHL is a PFIC for any taxable year and the Common Shares are treated as “marketable stock” in such year, then a U.S. Person may avoid the unfavorable rules described above by making a mark-to-market election with respect to such holder’s Common Shares. The Common Shares will be marketable if they are regularly traded on certain qualifying stock exchanges, including NYSE; however, there can be no assurance that trading in the Common Shares will be sufficiently regular for the shares to qualify as marketable stock, and a mark-to-market election likely would not be available for any subsidiary of FIHL also treated as a PFIC. In general, if a U.S. Holder were to make a timely and effective mark-to-market election, such holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s Common Shares at the end of the taxable year over its adjusted basis in the Common Shares. Any gain recognized by such holder on the sale or other disposition of the Common Shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. U.S. Holders considering a mark-to-market election for FIHL should consult with their tax advisors regarding making a QEF election for any non-U.S. subsidiary of FIHL treated as a PFIC.

A U.S. Holder will be required to file an IRS Form 8621 (which is a form that is required to be filed by holders of equity in a PFIC) for each tax year that it holds Common Shares and FIHL is characterized as a PFIC, regardless of whether such U.S. Person has a QEF election in effect or receives any excess distribution.

Medicare Contribution Tax

A U.S. Person that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax will be subject to a 3.8% tax on the lesser of (i) the U.S. Person’s “net investment income” (or “undistributed net investment income” in the case of estates and trusts) for the relevant taxable year and (ii) the excess of the U.S. Person’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include its dividend income and its net gains from the disposition of Common Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Under certain proposed United States Treasury Regulations, an inclusion of subpart F income by a 10% U.S. Shareholder will not be treated as a dividend for purposes of calculating this 3.8% tax on “net investment income.” However, actual distributions with respect to such income, which as previously taxed income will not be subject to U.S. federal income tax, and will be treated as dividends for purposes of calculating net investment income and this 3.8% tax.

Foreign Tax Credit

Dividends on Common Shares, and current income inclusions under the CFC, RPII and PFIC rules generally will constitute foreign source income for foreign tax credit limitation purposes, and generally will constitute “passive category income.” If U.S. Persons in the aggregate own a majority of the shares of FIHL, under certain circumstance only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by FIHL (including any gain from the sale of the Common Shares that is treated as a dividend

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under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. FIHL will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. There are additional significant and complex limits on a U.S. Person’s ability to claim foreign tax credits, and recently issued U.S. Treasury regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021 further restrict the availability of any such credit based on the nature of the tax imposed by the foreign jurisdiction. Thus, it may not be possible for shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Information Reporting and Backup Withholding on Distributions and Disposition Proceeds

Information returns may be filed with the IRS in connection with distributions on the Common Shares and the proceeds from a sale or other disposition of the Common Shares unless the holder of the Common Shares establishes an exemption from the information reporting rules. A holder of the Common Shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Bermuda Taxation

Taxation of FIHL and FIBL

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by FIHL or FIBL in respect of the Common Shares. FIHL has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax will not, until March 31, 2035, be applicable to us or to any of our operations or to the Common Shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by FIHL in respect of real property owned or leased by it in Bermuda. The same assurance has been obtained with respect to FIBL. Given the limited duration of any assurance by the Minister of Finance, neither FIHL nor FIBL can be certain that it will not be subject to any Bermuda taxes after March 31, 2035. Each of FIHL and FIBL pays an annual Bermuda Government fee and an insurance license fee, as applicable. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda Government.

Pursuant to the Payroll Tax Act 1995 and the Payroll Tax Rates Act 1995 of Bermuda (together, the “Payroll Tax Act”), an employer is required to pay payroll tax on remuneration paid by it to each employee or deemed employee for services rendered by the employee or deemed employee during that tax period wholly or mainly in Bermuda (provided that any remuneration paid by the employer to the employee or deemed employee in excess of $900,000 per annum is disregarded) and may, within certain parameters, make deductions from remuneration paid to each employee and deemed employee in each tax period in respect of a certain portion of the payroll tax paid by the employer in respect of that employee or deemed employee in that tax period. For the purposes of the Payroll Tax Act, any gain obtained by the exercise, assignment or release of any option awarded under any of our option plans will constitute actual remuneration.

In addition, the OECD has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at

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counteracting the effects of tax havens and preferential tax regimes in countries around the world. According to the OECD, Bermuda is a jurisdiction that has substantially implemented the internationally agreed tax standard. However, neither FIHL nor FIBL is able to predict whether any changes will be made to this classification or whether any such changes will subject FIHL or FIBL to additional taxes.

Taxation of Shareholders

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our Common Shares. FIHL has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax will not, until March 31, 2035, be applicable to the Common Shares except insofar as such tax applies to persons ordinarily resident in Bermuda. The same assurance has been obtained with respect to FIBL. Given the limited duration of any assurance by the Minister of Finance, we cannot be certain that the shareholders will not be subject to any Bermuda taxes after March 31, 2035.

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UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities LLC and Barclays Capital Inc. are acting as representatives, have severally agreed to purchase, and we and the Selling Shareholders have agreed to sell to them the number of shares indicated below:

Name	Shares
J.P. Morgan Securities LLC
Barclays Capital Inc.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the Common Shares subject to their acceptance of the Common Shares from us and the Selling Shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Common Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Common Shares offered by this prospectus if any such Common Shares are taken. However, the underwriters are not required to take or pay for the Common Shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the Common Shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 per Common Share under the public offering price. After the initial offering of the Common Shares, the offering price and other selling terms may from time to time be varied by the representatives.

The Selling Shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional Common Shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Common Shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Common Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Common Shares listed next to the names of all underwriters in the preceding table.

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The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the Selling Shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 Common Shares from the Selling Shareholders.

Total
	Per Common Share	No Exercise	Full Exercise
Public offering price	$	$	$

Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

Proceeds, before expenses, to the Selling Shareholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .

We intend to apply to have our Common Shares listed on NYSE under the trading symbol “FIHL.”

We and our directors and officers and substantially all of our other securityholders have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Barclays Capital Inc. on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares,

whether any such transaction described above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of J.P. Morgan Securities LLC and Barclays Capital Inc. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares.

In order to facilitate the offering of the Common Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open

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market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Common Shares in the open market to stabilize the price of the Common Shares. These activities may raise or maintain the market price of the Common Shares above independent market levels or prevent or retard a decline in the market price of the Common Shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the Selling Shareholders and the underwriters have agreed to indemnify one and other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of Common Shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, an affiliate of Barclays Capital Inc. provides a letter of credit facility to us.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Common Shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area (each an “EEA State”), no shares have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the E.U. Prospectus Regulation, except that it may make an offer to the public in that EEA State of any shares at any time under the following exemptions under the E.U. Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the E.U. Prospectus Regulation;

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•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the E.U. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 1(4) of the E.U. Prospectus Regulation, provided that no such offer of the shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the E.U. Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the E.U. Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Common Shares offered by this prospectus in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any of the Common Shares offered by this prospectus and the expression “E.U. Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the U.K. Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any shares at any time under the following exemptions under the U.K. Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the U.K. Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 1(4) of the U.K. Prospectus Regulation, provided that no such offer of the shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the U.K. Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation.

In the United Kingdom, the offering is addressed only to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the U.K. Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “U.K. Prospectus Regulation” means the U.K. version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of U.K. law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The Common Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection

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73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Common Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of our Common Shares may only be made to persons (“Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Common Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Common Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the twelve-month period after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (the “FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term

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is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (the “CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly nor indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and will in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the Common Shares.

Accordingly, the Common Shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Qualified Institutional Investors (“QII”):

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Common Shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may only be transferred to QIIs.

Non-QII Investors:

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Common Shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Common Shares. The Common Shares may only be transferred en bloc without subdivision to a single investor.

Dubai International Finance Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and

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has no responsibility for the prospectus. The Common Shares to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the Common Shares offered should conduct their own due diligence on the Common Shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Hong Kong

Shares of our Common Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our Common Shares may be issued or may be in the possession of any person for the purpose of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or materials in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Common Shares may not be circulated or distributed, nor may the shares of our Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Singapore SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the Singapore SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Singapore SFA.

Where shares of our Common Shares are subscribed to or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for six (6) months after that corporation or that trust has acquired shares of our Common Shares under Section 275 except: (x) to an institutional investor under Section 274 of the Singapore SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the Singapore SFA; (y) where no consideration is given for the transfer; or (z) by operation of law.

Brazil

No securities may be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The securities have not been, and will not be, registered with the Comissão de Valores Mobiliários.

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of legal or natural persons of the PRC.

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Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Common Shares offered by this prospectus or any beneficial interest therein without obtaining all prior PRC governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The shares may be resold, directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Kuwait

Unless all necessary approvals from the Kuwait Capital Markets Authority pursuant to Law No. 7/2010, its Executive Regulations, and the various Resolutions and Announcements issued pursuant thereto or in connection therewith have been given in relation to the marketing of and sale of the shares described in this prospectus, the shares may not be offered for sale, nor sold, in Kuwait. Neither this prospectus nor any of the information contained herein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. With regard to the contents of this document, we recommend that you consult a licensee pursuant to applicable law and specialized in giving advice about the purchase of shares and other securities before making the subscription decision.

Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly, in the State of Qatar (including the Qatar Financial Centre) in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority, the Qatar Central Bank, the Qatar Financial Centre Regulatory Authority or any other relevant Qatar governmental body or securities exchange, and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market

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Authority (the “CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

LEGAL MATTERS

Our principal legal advisors in the United States and United Kingdom are Willkie Farr & Gallagher (UK) LLP, located at CityPoint, 1 Ropemaker Street, EC2Y 9AW London, United Kingdom. Our principal legal advisors in Bermuda are Conyers Dill & Pearman Limited, located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, located at 1271 6th Avenue, New York, New York 10020.

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EXPERTS

The consolidated financial statements of Fidelis Insurance Holdings Limited as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022 have been included in this prospectus in reliance upon the report of KPMG Audit Limited, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

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WHERE PROSPECTIVE INVESTORS CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to our Common Shares covered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the Common Shares covered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Our SEC filings, including our registration statement, are also available to prospective investors, free of charge, on the SEC’s website, www.sec.gov.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and periodic reporting requirements of the Exchange Act applicable to “foreign private issuers” including audited annual financial statements. These periodic reports and other information will be available on the website of the SEC referred to above.

We maintain a website at https://www.fidelisinsurance.com/. Following the initial listing of our Common Shares on NYSE, we will make the information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

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GLOSSARY OF SELECTED TERMS

“2015 Non-Qualified Share Option Plan”	the FIHL Non-Qualified Share Option Plan, adopted as of June 9, 2015, as amended

“2018 Non-Qualified Share Option Plan”	the FIHL Non-Qualified Share Option Plan, adopted as of November 8, 2018, as amended

“Amended and Restated Common Shareholders Agreement”	the Existing Common Shareholders Agreement that will be amended and restated effective as of the consummation of this offering

“Bermuda MGU”	Shelf Opco Bermuda Limited

“Bespoke pillar”	a portion of the Group’s business which focuses on bespoke (re)insurance underwriting for tailored coverage

“BMA”	the Bermuda Monetary Authority

“Board”	the board of directors of FIHL

“CBI”	the Central Bank of Ireland

“Code”	the Internal Revenue Code of 1986, as amended

“Common Shareholders”	holders of Common Shares

“Common Shareholders Equity”	ratio, in percent, of net income to opening equity of the Common Shares

“Companies Act”	Bermuda Companies Act 1981

“Cooperation Agreement”	the Cooperation Agreement, dated as of July 23, 2022 among FIHL, MGU HoldCo and certain third-party investors in MGU TopCo

“Crestview Funds”	Crestview FIHL Holdings LP, Crestview FIHL TE Holdings Ltd, Crestview IV FIHL Holdings LP and Crestview IV FIHL TE Holdings LLC

“Current Fidelis”	FIHL and its consolidated subsidiaries following the consummation of the Separation Transactions

“CVC”	CVC Falcon Holdings Limited

“EEA”	European Economic Area

“EEA State”	each member state of the European Economic Area

“EIOPA”	European Insurance and Operational Pensions Authority

“ESG”	environmental, social and governance

“Exchange Act”	the Securities Exchange Act of 1934, as amended

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“Existing Bye-Laws”	the current bye-laws of FIHL, to be replaced by the Amended and Restated Bye-Laws in connection with this offering

“Existing Common Shareholders Agreement”	the current common shareholders agreement of FIHL entered into by the Existing Shareholders, to be replaced by the Amended and Restated Common Shareholders Agreement effective as of the consummation of this offering

“Existing Shareholders”	all of the shareholders who currently own shares in FIHL prior to the consummation of this offering

“FCA”	Financial Conduct Authority

“FIBL”	Fidelis Insurance Bermuda Limited

“Fidelis MGU”	the managing general underwriting platform for which MGU HoldCo is the parent company

“Fidelis U.S.”	Fidelis U.S. Holdings, Inc.

“FIHL”	Fidelis Insurance Holdings Limited

“FIHL (UK) Services”	FIHL (UK) Services Limited

“FIID”	Fidelis Insurance Ireland DAC

“FML”	Fidelis Marketing Limited

“Founder(s)”	each of the Crestview Funds, CVC and Pine Brook

“Framework Agreement”	the 10-year framework agreement entered into between FIHL and MGU HoldCo on December 20, 2022 relating to delegation of underwriting activities

“FUL”	Fidelis Underwriting Limited

“GPW”	gross premiums written

“Group Annual Plan”	the group-level annual plan

“Group Underwriting Strategy”	Group-level underwriting strategy

“HMRC”	His Majesty’s Revenue and Customs

“IBNR”	incurred but not reported

“Institutional Investors”	each of the Founders and Platinum Ivy

“Inter-Group Services Agreement”	a separate services agreement between FIHL and MGU HoldCo relating to the outsourcing of certain non-underwriting services to be provided by Fidelis MGU to FIHL and FIHL (UK) Services, dated January 3, 2023

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“Irish Delegated Underwriting Authority Agreement”	the Delegated Underwriting Authority Agreement between FIID and Pine Walk Europe

“IRS”	Internal Revenue Service

“Lancashire”	Lancashire Holdings Limited

“Lloyd’s”	Lloyd’s of London

“Long-Term Incentive Plan”	FIHL’s long-term incentive plan, to be adopted on or immediately following the consummation of the Separation Transactions

“loss ratio”	is a financial performance measure that represents the ratio of losses and loss adjustment expenses to NPE. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Performance Measures and Non-U.S. GAAP Financial Measures” for a description as to how loss ratio is calculated

“LTIP Awards”	the awards granted pursuant to the Long-Term Incentive Plan

“MGU HoldCo”	Shelf Holdco II Limited

“New LOB”	any line of business beyond the Permitted Lines for which Current Fidelis has appetite

“Notes”	the Subordinated Notes and the Senior Notes, collectively

“NPE”	net premiums earned

“NPW”	net premiums written

“Operating RoE”	is a non-U.S. GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by opening Common Shareholders Equity in a given period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Performance Measures and Non-U.S. GAAP Financial Measures” for a description as to how Operating RoE is calculated

“Outwards Reinsurance Strategy”	purchasing outwards reinsurance cover for Current Fidelis on an annual basis

“Outwards RI”	outwards reinsurance services pursuant to the Delegated Underwriting Authority Agreements including, among other services, advising on the outwards reinsurance and retrocession

“Person”	any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than to FIHL, any of its subsidiaries or a permitted parent

“Pine Brook”	Pine Brook Feal Intermediate, L.P.

“Pine Walk Capital”	Pine Walk Capital Limited

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“Pine Walk Europe”	Pine Walk Europe SRL

“Platinum Ivy”	Platinum Ivy B 2018 RSC Limited

“PRA”	Prudential Regulation Authority

“Previous Fidelis”	FIHL and its consolidated subsidiaries prior to the consummation of the Separation Transactions and this offering

“RoE”	return on equity

“RSUs”	restricted stock units

“SCR”	Solvency Capital Requirement

“SEC”	United States Securities and Exchange Commission

“Securities Act”	Securities Act of 1933, as amended

“Senior Notes”	$330.0 million aggregate principal amount of 4.875% Senior Notes due 2030

“Senior Notes Indenture”	the Indenture (the “Base Senior Notes Indenture”), dated as of June 18, 2020, between FIHL, as Issuer, and The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent, as supplemented by the Supplemental Indenture No. 1 (the “Supplemental Senior Notes Indenture”), dated as of July 2, 2020, between FIHL, as Issuer, and The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent, collectively constituting the Senior Notes

“Separation Transactions”	the completion of a number of separation and reorganization transactions in order to create two distinct holding companies and businesses: FIHL and MGU HoldCo. MGU HoldCo and its subsidiaries will not be consolidated with FIHL and its subsidiaries

“Series A Preference Securities”	FIHL’s 9.00% non-convertible and cumulative preference securities, par value $0.01 per share

“Solvency II”	Directive 2009/138/EC

“Specialty pillar”	a portion of the Group’s business which focuses on traditional specialty business lines such as aviation, energy, space, marine, contingency and property D&F

“Subordinated Notes”	$125.0 million aggregate principal amount of 6.625% Fixed-Rate Reset Junior Subordinated Notes due 2041

“Subordinated Notes Indenture”

the Indenture (the “Base Subordinated Notes Indenture”), dated as of October 16, 2020, between FIHL, as Issuer, and The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent, as supplemented by the Supplemental Indenture No. 1 (the

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“Supplemental Subordinated Notes Indenture”), dated as of October 20, 2020, between FIHL, as Issuer, and The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent, collectively constituting the Subordinated Notes

“Subsidiary Annual Plan”	subsidiary-level annual plans prepared pursuant to each Delegated Underwriting Authority Agreement

“U.K. Delegated Underwriting Authority Agreement”	the Delegated Underwriting Authority Agreement between FUL and Pine Walk Capital

“U.K. Regulators”	the FCA and the PRA

“U.S. Holder”	a U.S. Person, other than a partnership, who beneficially owns Common Shares

“Ukraine Conflict”	the escalation of geopolitical tensions and the ongoing invasion of Ukraine by Russia

“UMCC”	Underwriting and Marketing Conference Calls

“UPR”	unearned premium

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INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Fidelis Insurance Holdings Limited and its subsidiaries:

Schedules other than those listed above are omitted for the reason that they are not applicable

F-1

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Consolidated Financial Statements

For the Years Ended December 31, 2022, 2021 and 2020

F-2

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Fidelis Insurance Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Fidelis Insurance Holdings Limited and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedules I to VI (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Estimate of reserves for losses and loss adjustment expenses

As discussed in notes 2 and 12 to the consolidated financial statements, the Company records reserves for losses and loss adjustment expenses (“reserves”) calculated on a best estimate basis and are estimated using various actuarial methods as well as the Company’s own loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and expert professional judgment. As of December 31, 2022, the Company recorded $2,045.2 million of reserves for losses and loss adjustment expenses.

F-3

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We identified the evaluation of the estimates of reserves as a critical audit matter. Specifically, subjective and complex auditor judgement, including specialized skills and knowledge, was involved in evaluating the methods and actuarial assumptions used in estimating reserves. Assumptions included the weighting of actuarial methods, loss development factors and initial expected loss ratios.

The following are the primary procedures we performed to address the critical audit matter. We involved actuarial professionals with specialized skills and knowledge who assisted in:

a.

assessing the Company’s actuarial methodologies used in estimating reserves by comparing to generally accepted actuarial practices and evaluating the Company’s actuarial assumptions for the weighting of actuarial methods, loss development factors and initial expected loss ratios

b.	developing an independent range of estimated reserves and comparing to the Company’s estimate of reserves for selected lines of business.

/s/ KPMG Audit Limited

We have served as the Company’s auditor since 2015.

Hamilton, Bermuda

April 6, 2023

F-4

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED (“FIHL”)

Consolidated Balance Sheets

At December 31, 2022 and December 31, 2021

(Expressed in millions of U.S. dollars)

	2022	2021
Assets
Fixed maturity securities, available-for-sale at fair value (amortized cost: $2,160.8, 2021: $2,505.6) (net of allowances for credit losses of $1.1, 2021: $2.2)	$2,050.9	$2,491.1
Fixed maturity securities, trading at fair value (amortized cost: $nil, 2021: $26.7)	—	26.9
Short-term investments, available-for-sale at fair value (amortized cost: $257.0, 2021: $11.5)	257.0	11.5
Other investments, at fair value (amortized cost: $126.3, 2021: $226.5)	117.1	253.1

Total investments	$2,425.0	$2,782.6
Cash and cash equivalents	1,222.0	325.1
Restricted cash and cash equivalents	185.9	150.9
Derivative assets, at fair value	6.3	1.0
Accrued investment income	10.9	12.1
Investments pending settlement	2.0	0.5
Premiums and other receivables (net of allowances for credit losses of $8.8, 2021: $4.8)	1,862.7	1,555.2
Deferred reinsurance premiums	823.7	676.7
Reinsurance balances recoverable on paid losses (net of allowances for credit losses of $nil, 2021: $nil)	159.4	256.6
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowances for credit losses of $1.0, 2021: $0.5)	976.1	795.2
Deferred policy acquisition costs	515.8	403.3
Deferred tax asset	58.5	40.3
Operating right of use assets	26.8	29.9
Other assets	37.4	23.6

Total assets	$8,312.5	$7,053.0

Liabilities, and shareholders’ equity
Liabilities
Reserves for losses and loss adjustment expenses	2,045.2	1,386.5
Unearned premiums	2,618.6	2,113.7
Reinsurance balances payable	1,057.0	947.8
Long term debt	447.5	446.9
Preference securities	58.4	58.4
Other liabilities	70.2	48.4
Operating lease liabilities	28.5	31.4
Derivative liabilities, at fair value	—	0.8

Total liabilities	$6,325.4	$5,033.9

Commitments and Contingencies
Shareholders’ equity
211,462,359 ordinary shares of par value $0.01 each (December 31, 2021 - 210,895,001 ordinary shares)	2.1	2.1
Additional paid-in capital	2,075.0	2,075.2
Accumulated other comprehensive loss	(100.8)	(11.3)
Retained earnings/(accumulated deficit)	0.5	(52.1)

Total shareholders’ equity attributable to common shareholders	$1,976.8	$2,013.9

Non-controlling interests	10.3	5.2

Total shareholders’ equity including non-controlling interests	$1,987.1	$2,019.1

Total liabilities and shareholders’ equity	$8,312.5	$7,053.0

See accompanying notes to the financial statements

F-5

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars except for per share data)

	2022	2021	2020
Revenues
Gross premiums written	$3,000.1	$2,787.7	$1,576.5
Reinsurance premiums ceded	(1,137.5)	(1,186.6)	(670.9)

Net premiums written	1,862.6	1,601.1	905.6
Change in net unearned premiums	(357.9)	(446.9)	(177.0)

Net premiums earned	1,504.7	1,154.2	728.6
Net investment (losses)/gains	(33.7)	13.5	17.9
Net investment income	40.7	20.6	26.2
Net foreign exchange gains	6.8	—	1.2
Other income	1.9	1.0	8.7

Total revenues	$1,520.4	$1,189.3	$782.6

Expenses
Losses and loss adjustment expenses	830.2	696.8	324.5
Policy acquisition expenses	447.7	299.9	179.2
General and administrative expenses	106.4	75.4	83.5
Corporate and other expenses	20.5	2.7	18.7
Net foreign exchange losses	—	0.4	—
Financing costs	35.5	35.4	27.9
Loss on extinguishment of preference securities	—	—	25.3

Total expenses	$1,440.3	$1,110.6	$659.1

Income before income taxes	$80.1	$78.7	$123.5

Income tax (expense)/benefit	(17.8)	(0.4)	3.1

Net income	$62.3	$78.3	$126.6

Net income attributable to non-controlling interests	(9.7)	(10.0)	(0.1)

Net income available to common shareholders	$52.6	$68.3	$126.5

Other comprehensive (loss)/income
Unrealized (losses)/gain on AFS financial assets	(96.5)	(36.1)	12.1
Income tax benefit/(expense), all of which relates to unrealized (loss)/gain on AFS financial assets	8.1	2.4	(0.7)
Currency translation adjustments	(1.1)	(0.2)	—

Total other comprehensive (loss)/income	$(89.5)	$(33.9)	$11.4

Comprehensive (loss)/income attributable to common shareholders	$(36.9)	$34.4	$137.9

Per share data
Earnings per common share:
Earnings per common share	$0.25	$0.32	$0.70
Earnings per diluted common share	$0.24	$0.31	$0.68
Weighted average common shares outstanding	211.2	212.5	181.4
Weighted average diluted common shares outstanding	216.7	217.8	186.7

See accompanying notes to the financial statements

F-6

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Consolidated Statement of Changes in Shareholder’s Equity

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

	2022	2021	2020
Common shares
Balance - beginning of year	$2.1	$2.1	$1.4
Common stock repurchased	—	(0.2)	—
Issue of common shares	—	0.2	0.7

Balance - end of year	$2.1	$2.1	$2.1

Additional paid-in capital
Balance - beginning of year	$2,075.2	$2,071.9	$1,348.3
Repurchase of shares	—	(320.7)	(0.8)
Share compensation expense	10.8	9.8	32.6
Purchase of non-controlling interest	(11.0)	(3.8)	—
Issue of common shares, net of issuance costs	—	318.0	691.8

Balance - end of year	$2,075.0	$2,075.2	$2,071.9

Accumulated other comprehensive (loss)/income, net of tax
Unrealized losses on available-for-sale securities held at fair value, net of tax
Balance - beginning of year	$(11.3)	$22.4	$11.0
Unrealized (losses)/income arising during the year	(88.4)	(33.7)	11.4

Balance - end of year	$(99.7)	$(11.3)	$22.4

Currency translation reserve
Balance - beginning of year	—	0.2	0.2
Movement during the year	(1.1)	(0.2)	—

Balance - end of year	$(1.1)	$—	$0.2

Balance - end of year	$(100.8)	$(11.3)	$22.6

Retained earnings/(accumulated deficit)
Balance - beginning of year	$(52.1)	$(120.4)	$(242.8)
Net income available to common shareholders	52.6	68.3	126.5
Common dividend	—	—	(4.1)

Balance - end of year	$0.5	$(52.1)	$(120.4)

Total shareholders’ equity attributable to common shareholders	$1,976.8	$2,013.9	$1,976.2

Non-controlling interests
Balance - beginning of the year	$5.2	$—	$0.5
Net profit attributable to non-controlling interests	9.7	10.0	0.1
Investment in subsidiaries by non-controlling interests	—	—	0.2
Dividends paid to non-controlling interest	(3.9)	(2.6)	(0.8)
Sale of subsidiary	—	(2.2)	—
Non-controlling interest arising from acquisition of a subsidiary	(0.7)	—	—

Balance - end of year	$10.3	$5.2	$—

Total shareholders’ equity including non-controlling interests	$1,987.1	$2,019.1	$1,976.2

See accompanying notes to the financial statements

F-7

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

	2022	2021	2020
Operating activities
Net income	$62.3	$78.3	$126.6
Adjustments to reconcile net income to net cash provided by operating activities:
Share compensation expense	10.8	9.8	32.6
Depreciation	3.9	4.5	2.6
Net unrealized loss/(gain) on investments and derivatives	11.8	(17.5)	(7.4)
Net realized loss on investments and derivatives	8.5	24.1	(3.4)
Deferred tax benefit	(10.4)	(26.4)	(6.0)

Net changes in assets and liabilities:
Accrued investment income	1.2	(3.0)	(1.7)
Premiums and other receivables	(342.0)	(479.1)	(412.7)
Deferred reinsurance premiums	(147.0)	(261.3)	(273.9)
Reinsurance balances recoverable on paid claims	89.5	(156.4)	26.1
Reinsurance balances recoverable on unpaid claims	(195.5)	(421.9)	65.0
Deferred policy acquisition costs	(112.5)	(126.8)	(75.3)
Operating right of use assets	3.1	(20.1)	0.2
Other assets	0.7	19.6	2.0
Reserves for losses and loss adjustment expenses	695.3	592.3	72.2
Unearned premiums	504.9	708.2	450.9
Reinsurance balances payable	134.3	453.7	287.1
Operating lease liabilities	(0.9)	20.9	(0.5)
Other liabilities	24.9	(31.2)	31.7

Net cash provided by operating activities	$742.9	$367.7	$316.1

Investing activities
Purchase of investments, trading	—	—	(0.1)
Proceeds from the sale of investments, trading	27.8	56.1	116.7
Purchase of available-for-sale securities	(1,595.8)	(2,122.2)	(1,161.9)
Proceeds from sale of available-for-sale securities	1,678.8	1,111.6	631.6
Purchase of other investments	(100.0)	(125.2)	(100.0)
Purchase of investments to cover short sales	—	—	(3.7)
Proceeds for sale of other investments	223.9	1.3	1.4
Change in investments pending settlement - assets	(1.5)	—	24.7
Change in investments pending settlement - liabilities	—	(21.9)	12.0
Net cash from disposal of subsidiary	—	(7.1)	—
Purchase of fixed assets	(18.8)	(7.1)	(2.0)

Net cash provided by/(used in) investing activities	$214.4	$(1,114.5)	$(481.3)

Financing activities
Proceeds from issuance of debt, net of issuance of costs	—	—	445.7
Proceeds from issuance of common stock, net of issuance costs	—	318.2	691.8
Non-controlling interest share transactions	(15.7)	(6.3)	(0.6)
Repurchase of common shares	—	(320.9)	—

F-8

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

	2022	2021	2020
Dividends on common shares	(0.5)	(2.1)	(5.1)
Repurchase of preference securities	—	—	(183.8)

Net cash (used in)/provided by financing activities	$(16.2)	$(11.1)	$948.0
Effect of exchange rate changes on foreign currency cash	$(9.2)	$(4.6)	$4.8
Net increase/(decrease) in cash, restricted cash, and cash equivalents	931.9	(762.5)	787.6
Cash, restricted cash, and cash equivalents, beginning of year	476.0	1,238.5	450.9

Cash, restricted cash, and cash equivalents, end of year	$1,407.9	$476.0	$1,238.5

Cash and cash equivalents comprise the following:
Cash and cash equivalents at bank	1,222.0	325.1	967.2
Restricted cash and cash equivalents	185.9	150.9	271.3

Cash, restricted cash, and cash equivalents	$1,407.9	$476.0	$1,238.5

Supplemental disclosure of cash flow information:
Net cash paid during the year for income taxes	11.9	24.1	—
Cash paid during the year for interest	24.4	29.3	22.3

F-9

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

1.	Nature of Operations

Fidelis Insurance Holdings Limited (“Fidelis” and together with its subsidiaries, the “Group”) is a holding company which was incorporated under the laws of Bermuda on August 22, 2014. The Group provides Property, Specialty and Bespoke insurance and reinsurance. Fidelis’ principal operating subsidiaries are:

•

Fidelis Insurance Bermuda Limited (“FIBL”), is a Class 4 Bermuda domiciled company which writes most of the Group’s Reinsurance business, as well as writing Specialty and Bespoke lines. FIBL is regulated by the Bermuda Monetary Authority.

•

Fidelis Underwriting Limited (“FUL”), is a UK domiciled company which principally writes Specialty and Bespoke insurance, as well as Reinsurance. FUL is regulated by the Prudential Regulation Authority (“PRA”).

•

Fidelis Insurance Ireland DAC (“FIID”), is a Republic of Ireland domiciled company that writes Specialty and Bespoke insurance and reinsurance within the European Economic Area. FIID is regulated by the Central Bank of Ireland.

•	Fidelis Marketing Limited (“FML”), a management company which acts as an insurance intermediary to provide marketing services and is authorized by the Financial Conduct Authority (“FCA”).

Fidelis has invested in a number of Managing General Agents (“MGAs”) through Pine Walk Capital Limited (“Pine Walk”) which holds the investment in the MGAs and provides them with administrative support. There are 8 MGAs:

•	Radius Specialty Limited (“Radius”) which focuses on niche specialty treaty reinsurance business.

•	Oakside Surety Limited (“Oakside”) which focuses on surety bonds and guarantees.

•	Kersey Specialty Limited (“Kersey”) which focuses on upstream energy business.

•	Perigon Product Recall Limited (“Perigon”) which focuses on product recall and product contamination.

•	Navium Marine Limited (“Navium”) which focuses on marine business.

•	OPEnergy Limited (“OPEnergy”) which focuses on energy liabilities.

•	Pine Walk Europe S.R.L. which is licensed to write insurance business in the European Economic Area (“EEA”).

•	Pernix Specialty Limited (“Pernix”) which focuses on credit and political risk business. Pernix was incorporated on December 7, 2021.

The financial statements of Pine Walk and the 8 MGAs have been included in the consolidated financial statements of the Group. During 2022, the Group purchased additional shares in Pine Walk Capital Limited.

Further information can be found at Note 15, Variable Interest Entities and Note 16, Non-Controlling Interests. Note 25, Subsequent Events provides details of changes to the Group structure that occurred in January 2023.

2.	Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the results of Fidelis Insurance Holdings

F-10

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

Limited and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation. The consolidated financial statements have been compiled on a going concern basis.

Certain 2021 and 2020 amounts have been reclassified in the Consolidated Statements of Cash Flows to conform with the 2022 presentation.

Reporting currency

The financial information is reported in United States dollars (“U.S. dollars” or “$”), expressed in millions, except for share and per share amounts.

Use of estimates, risks and uncertainties

The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates reflected in the financial statements include, but are not limited to, gross and net reserves for losses and loss adjustment expenses and estimates of written and earned premiums.

Cash and cash equivalents

Cash and cash equivalents consist of cash held in banks, money market funds and other short-term, highly liquid investments with original maturity dates of 90 days or less.

Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of cash held in segregated or trust accounts, which is unavailable for immediate use by the Group, primarily to provide collateral for letters of credit and to support the current value of any amounts that may be due to counterparties based on the value of underlying financial instruments

Investments

Our accounting policy classifies all fixed maturity securities acquired prior to January 1, 2018 as trading, whilst fixed maturity securities acquired from January 1, 2018 are classified as available for-sale which reflects the Group’s intention to hold the vast majority of these assets to maturity. At December 31, 2022, all securities classified as trading have matured.

Our fixed-income securities portfolio comprises securities issued by governments and government agencies, corporate bonds, and asset-backed securities. Investments in fixed-income securities are reported at estimated fair value in our audited consolidated financial statements.

Our other investments (‘Risk Assets’) consist of a residual investment in a hedge fund, investments in structured notes as described above (refer to Note 4 for further details) and the Wellington Opportunistic Fixed-Income UCITS Fund. These are carried at fair value and realized and unrealized gains or losses included in net investment gains and losses on the Consolidated Statement of Income. For the valuation methodologies refer to Note 5.

F-11

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

Investments with a maturity from three months up to one year from date of purchase are classified as short-term investments and recorded at fair value.

For all fixed maturity securities and other investments, any realized and unrealized gains or losses are determined on the basis of the first-in, first-out method. For all fixed maturity securities classified as “available for sale”, realized gains and losses in the audited consolidated financial statements include allowances for expected credit losses related to its Available for Sale (‘AFS’) debt securities. This allowance represents the difference between the security’s amortized cost and the amount expected to be collected over the security’s lifetime. Unrealized gains and losses represent the difference between the cost, or the cost as adjusted by amortization of any difference between its cost and its redemption value (“amortized cost”), of the security and its fair value at the reporting date and are included within other comprehensive income for securities classified as “available for sale.” For securities classified as “trading” realized and unrealized gains or losses are included in the audited consolidated financial statements within net investment gains and losses.

Net investment income

Net investment income includes amounts received and accrued in respect of periodic interest (“coupons”) payable to the Group by the issuer of fixed income securities and interest credited on cash and cash equivalents. It also includes amortization of premium and accretion of discount in respect of fixed income securities. Investment management, custody, and investment administration fees are charged against net investment income reported in the Consolidated Statement of Income. Investment transactions are recorded on a trade date basis.

Derivative assets and liabilities

All derivatives are recognized in the Consolidated Balance Sheets at fair value on a gross basis and not offset against any collateral pledged or received. Unrealized gains and losses resulting from changes in fair value are included in net investment gains and losses or net foreign exchange gains and losses in the Consolidated Statements of Income. The Group’s derivative financial instrument assets are included in derivative assets and derivative financial instrument liabilities are included in derivative liabilities in the Consolidated Balance Sheets. None of the Group’s derivatives are designated as accounting hedges for financial reporting purposes. Pursuant to the International Swaps and Derivatives Association (“ISDA”) master agreements and other derivative agreements, the Group and its counterparties typically have the ability to settle on a net basis. In addition, in the event a party to one of the ISDA master agreements or other derivative agreements defaults, or a transaction is otherwise subject to termination, the non-defaulting party generally has the right to set off against payments owed to the defaulting party or collateral held by the defaulting party.

The Group enters into derivative transactions to manage duration risk, foreign currency exchange risk, or other exposure risks. The Group also sometimes enters catastrophe swap derivatives to manage its exposure to catastrophe events. Derivative transactions typically include futures, options, swaps and forwards. Derivative assets represent financial contracts whereby, based upon the contract’s current fair value, the Group will be entitled to receive payments upon settlement. Derivative liabilities represent financial contracts whereby, based upon the contract’s current fair value, the Group will be obligated to make payments upon settlement.

The Group looks to manage foreign currency exposure by substantively balancing assets with liabilities for certain major non-U.S. dollar currencies, or by entering into currency forward contracts. However, there is no guarantee that this will effectively mitigate exposure to foreign exchange gains and losses.

F-12

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

Where a contract includes an embedded derivative, the embedded derivative is recognized separately only if the contract is not recognized at fair value, or the economic characteristics and risks of the embedded derivative are not clearly and closely related to those of the host contract.

Investments pending settlement

Investments pending settlement include receivables and payables from unsettled trades with brokers. Receivables and payables from unsettled trades are carried at fair value based on quoted prices in active markets for identical assets or derived based on inputs that are observable.

Premiums and acquisition costs

Premiums written are recorded on inception of the policy. Premiums written include estimates based on information received from insureds, brokers and cedants, and any subsequent differences arising on such estimates are recorded as premiums written in the period they are determined. Premiums written are earned on a basis consistent with risks covered over the period the coverage is provided. The portion of the premiums written applicable to the unexpired terms of the underlying contracts and policies is recorded as unearned premium.

Reinstatement premiums are recognized as written and earned after the occurrence of a loss and are recorded in accordance with the contract terms based upon management’s estimate of losses and loss adjustment expenses.

Policy acquisition expenses are directly related to the acquisition of insurance premiums and are deferred and amortized over the related policy period in line with earned premium. The Group only defers acquisition costs incurred that are directly related to the successful acquisition of new or renewal insurance contracts, including commissions to agents, brokers and premium taxes. All other acquisition related expenses including indirect costs are expensed as incurred. To the extent that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings.

The Group evaluates premium deficiency and the recoverability of deferred acquisition costs by determining if the sum of future earned premiums and anticipated investment return is greater than expected future losses and loss adjustment expenses and policy acquisition expenses.

Reinsurance and retrocession

The Group seeks to reduce the risk of net losses on business written by reinsuring certain risks and exposures with other reinsurers. Ceded reinsurance contracts do not relieve the Group of its primary obligation to insureds. Ceded premiums are recognized when the coverage period incepts and are expensed over the contract period in proportion to the coverage period or, when the coverage period does not align to the risk exposure, in proportion to the underlying risk exposure. Premiums relating to the unexpired portion of reinsurance ceded are recorded as deferred reinsurance premiums.

Commissions on ceded business are deferred and amortized over the period in which the related ceded premium is recognized. The deferred balance is recorded within deferred policy acquisition costs on the Consolidated Balance Sheets and the amortization is recognized within general and administrative expenses in the Consolidated Statement of Income.

F-13

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

Losses and loss adjustment expenses

The liability for losses and loss adjustment expenses includes reserves for unpaid reported losses and for losses incurred but not reported (“IBNR”). These estimates are reported net of amounts estimated to be recoverable from salvage and subrogation. The reserve for losses and loss adjustment expenses is established by management based on reports from insureds, brokers, and ceding companies and the application of generally accepted actuarial techniques and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Group as incurred.

The Group estimates ultimate losses using various actuarial methods as well as the Group’s own growing loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgement. The estimated cost of claims includes expenses to be incurred in settling claims and a deduction for the expected value of salvage, subrogation and other recoveries. Ultimate losses and loss adjustment expenses may differ significantly from the amount recorded in the financial statements. These estimates are reviewed regularly and as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in losses and loss adjustment expenses in the periods in which they are determined.

The principal actuarial methods, and associated key assumptions including the weighting of actuarial methods, loss development factors and initial expected loss ratios, used to perform the Group’s loss reserve analysis include:

Initial expected loss ratio

To estimate ultimate losses, the Group multiplies earned premiums by an expected loss ratio. The expected loss ratio is determined using a combination of benchmark data, the business plan, and expert judgement.

Paid and incurred chain ladder

This method estimates ultimate losses by calculating past paid and incurred loss development factors and applying them to exposure periods with further expected paid loss development. The main underlying assumption of this method is that historical loss development patterns are indicative of future loss development patterns.

Paid and incurred Bornhuetter-Ferguson (“BF”)

This method combines features of the chain ladder and initial expected loss ratio method by using both reported and paid losses as well as an a priori expected loss ratio to arrive at an ultimate loss estimate. The weighting between these two methods depends on the maturity of the business. This means that for more recent years a greater weight is placed on the initial expected loss ratio, while for more mature years a greater weight is placed on the loss development patterns.

Benktander: Credible claims reserves

The Benktander method is similar to the Bornhuetter-Ferguson but replaces the initial loss ratio used within the BF method with the loss estimate from the BF method. The credibility factor is increased as claims develop. It gives more weight to:

•	Emerged losses than the BF; and

•	Initial expected loss ratio rather than the chain ladder.

F-14

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

Case-by case

Given the nature of the business written, some of the lines of business may consist of a small number of policies. Where appropriate, the loss reserves will be calculated explicitly for a particular contract using expert judgement and documented appropriately. Salvage is recorded based on estimated realizable value and is deducted from the reserve for losses and loss adjustment expenses. It is the responsibility of the actuarial function to apply the relevant actuarial methodologies and judgements to the calculation of loss reserves. The Group Actuary presents the recommendations of the actuarial review of the reserves to the Reserving Committee for review, challenge and recommendation, the results of which are included in the Group Actuary’s Reserving Report for approval by the Audit Committee.

Reserves for losses and loss adjustment expenses represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of losses and loss adjustment expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses which are ultimately required to be paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by period are based on industry and peer-group claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different than the amounts discussed above.

Premiums receivable

Premiums receivable includes amounts receivable from insureds, net of brokerage costs, which represent premiums that are both currently due and amounts not yet due on insurance and reinsurance policies. Premiums for insurance policies are generally due at inception. Premiums for reinsurance policies generally become due over the period of coverage based on the policy terms. Contract periods can be several years in length with premiums received in annual or quarterly installments.

The Group monitors the credit risk associated with premiums receivable, taking into consideration the fact that in certain instances credit risk may be reduced by the Group’s right to offset loss obligations against premiums receivable. The Group establishes an allowance for credit losses based upon the life of the receivables which is charged to net income. Changes in the estimate of (re)insurance premiums written will also result in an adjustment to premiums receivable in the period they are determined.

The following table provides the allowance for expected credit losses of the Group’s premium receivables due from third parties on unpaid claims that is due greater than 180+ days.

$ millions
Year ended December 31, 2022	Premium receivable due greater than 180+ days	Allowance for Expected Credit Losses
Balance at the end of year	35.2	8.8

$ millions
Year ended December 31, 2021	Premium receivable due greater than 180+ days	Allowance for Expected Credit Losses
Balance at the end of year	19.2	4.8

F-15

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

Reinsurance balances recoverable

Amounts recoverable from reinsurers are estimated based on the terms and conditions of the reinsurance contracts in a manner consistent with the underlying liability reinsured. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk to minimize its exposure to significant losses from individual reinsurers. The ceding of insurance does not legally discharge the Group from its primary liability for the full amount of the policies, and the Group will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance or retrocessional agreement. To further reduce credit exposure on reinsurance recoverables, the Group has received collateral, including letters of credit and trust accounts, from certain reinsurers. Collateral related to these reinsurance agreements is available, without restriction, when the Group pays losses covered by the reinsurance agreements.

An allowance is established for credit losses expected to be incurred over the life of the reinsurance recoverable, which is recorded net of this allowance. The allowance is charged to net income in the period the recoverable is recorded and revised in subsequent periods to reflect changes in the Group’s estimate of expected credit losses. Further details are set out at Note 13, Reinsurance and Retrocessional Insurance.

Long term debt

Debt is initially measured at fair value less issuance costs incurred and subsequently held at amortized cost. Interest expense is recognized over the term of the notes using the effective interest method.

Leases

The Group assesses whether a contract contains a lease at the inception of the contract, determining at that point whether any leases identified are operating leases or finance leases. The Group does not currently have any finance leases.

For operating leases with a lease term in excess of 12 months, a lease liability and corresponding operating right-of-use asset is recognized. The lease liability takes into account any renewal options that are deemed to be reasonably certain and is discounted using the Group’s incremental borrowing rate, where the rate implicit in the lease is not available.

The unwind of the discount is recognized in general and administrative expenses. The operating right-of-use asset is amortized straight line over the term of the lease and recognized in general and administrative expenses in the Consolidated Statement of Income and Comprehensive income.

Corporate and other expenses

Corporate and other expenses include reorganization expenses, warrant expenses and other one-off expenses. Corporate and other expenses have been separated from general and administrative costs to separately show these costs from the administrative costs associated with running the day-to-day activities of the Group.

Income taxes

Income taxes have been provided for those operations that are subject to income taxes based on tax laws and rates enacted in those jurisdictions. Current and deferred taxes are charged or credited to income tax expense.

F-16

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Group’s assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the Consolidated Statement of Income in the period that includes the enactment date.

A valuation allowance is provided to reduce deferred tax assets to the amount management deem more likely than not to be be realized.

The Group recognizes the benefit from a tax position taken or expected to be taken in income tax returns only if it is more likely than not that the tax position will be sustained upon examination by taxing authorities, based on the technical merits of the position. Tax positions that meet the more likely than not threshold are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. The Group recognizes interest and penalties related to income taxes in income tax expense.

Share compensation

The Group has issued warrants to purchase common shares. The warrants expire 10 years from the date of grant and consist of Founders warrants that were issued to the initial investors, and Basic and Ratchet warrants that have been issued to Fidelis Management (the “management warrants”).

Warrants are valued using the Black-Scholes option-pricing model and the fair value of these warrants is recorded in equity as additional paid-in capital when performance conditions are met.

Founder warrants require certain performance conditions to be met. Basic warrants are subject to a service condition only and the Ratchet warrants subject to a service and performance condition.

The portion of the warrants that is considered probable of vesting is recognized in corporate and other expenses in the Consolidated Statement of Income and Comprehensive Income.

Share compensation for management warrants considered probable of vesting is expensed over the vesting period on a graded vesting basis. The probability of the management warrants vesting is evaluated at each reporting period. When the management warrants are considered probable of vesting, the Group records an adjustment to the share compensation expense from the grant date (service inception date) to the current reporting period end based on the fair value of the warrant contracts at grant date.

Restricted stock units (“RSUs”) granted contain both a service and performance condition and are recognized as share compensation expense only for the portion considered likely to vest. The fair value of the RSUs is estimated at the latest price at which the Group raised capital. Where no recent capital transaction has occurred, the fair value is determined by the Board. Share compensation expense is recognized on a straight-line basis over the vesting period, adjusted for the impact of any performance vesting conditions. At each balance sheet date, the Group revises the share compensation expense based on its estimate of the number of RSUs that are expected to vest. It recognizes the impact of the revision of original estimates, if any, in the Consolidated Statement of Income and Comprehensive Income and a corresponding adjustment is made to additional paid-in capital in shareholders’ equity on the Consolidated Balance Sheets. The Group recognizes forfeitures when they occur. For further information, see Note 22, Share Compensation.

F-17

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

Share issuance costs

Issuance costs incurred in connection with the capital raise, which included financial advisors’ fees, legal and accounting fees, printing and other fees are deducted from the gross proceeds of the offering. The proceeds from the issuance of shares, net of offering costs, is included in additional paid-in capital in shareholders’ equity.

Foreign exchange

The Group has entities with U.S. Dollar, U.K. Sterling and Euro functional currencies. The functional and reporting currency is U.S. Dollar. Transactions in foreign currencies are translated in U.S. dollars at the exchange rate in effect on the transaction date. Monetary assets and liabilities in foreign currencies are re-measured at the exchange rates in effect at the reporting date. Foreign exchange gains and losses are included in the Consolidated Statement of Income and Comprehensive Income. Non-monetary assets and liabilities are remeasured to the functional currency at historic exchange rates.

In translating the financial results of those entities whose functional currency is other than the U.S. Dollar reporting currency, assets and liabilities are converted into U.S. Dollars using the rates of exchange in effect at the reporting date, and revenues and expenses are converted using the average foreign exchange rates for the period. The effect of translation adjustments are reported in the Consolidated Balance Sheets and Consolidated Statements of Changes in Shareholder’s Equity as a foreign currency translation adjustment, a separate component of Accumulated Other Comprehensive Income.

Variable interest entities

Variable Interest Entities (“VIE”) are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristic of a controlling financial interest.

The Group is deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

•	power to direct the activities of the VIE that most significantly impact the entity’s economic performance; and

•	an obligation to absorb losses of the entity that could potentially be significant to the VIE, or a right to receive benefits from the entity that could potentially be significant to the VIE.

The determination of whether an entity is a VIE requires judgment and depends on facts and circumstances specific to that entity.

VIEs for which the Group is deemed to have a controlling financial interest and be the primary beneficiary are consolidated and all significant inter-company transactions are eliminated.

If the Group is not deemed to have a controlling financial interest or be the primary beneficiary, then the investment is not consolidated and is recognized according to the facts and circumstances of the relationship. For further information see Note 15, Variable Interest Entities.

The Group determines on an ongoing basis whether an entity is a VIE or if the Group is the primary beneficiary based on an analysis of the Group’s level of involvement in the VIE, the contractual terms, the overall structure of the VIE and funding requirements.

F-18

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

Non-controlling interests

Non-controlling shareholders’ interests are presented separately in the Group’s Consolidated Balance Sheets and Consolidated Statements of Changes in Shareholder’s Equity. The net income attributable to non-controlling interests is presented separately in the Group’s Consolidated Statement of Income.

Comprehensive income

Comprehensive income represents all changes in equity that result from recognized transactions and other economic events during the period. Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income, such as unrealized gains or losses on available-for-sale investments and foreign currency translation adjustments.

Recent accounting pronouncements

Accounting Standards recently adopted

Effective January 1, 2020, the Group adopted ASC 326, Financial Instruments—Credit Losses. This new standard replaced the incurred loss model used to measure impairment losses for financial assets measured at amortized cost with a current expected credit loss (“CECL”) model and also made changes to the impairment model for available-for-sale investments. Under the CECL model, allowances are established for expected credit losses to be recognized over the life of financial assets. Application of the CECL model impacted certain of the Group’s financial assets, including investments, reinsurance recoverables and receivables. The CECL model did not impact the Group’s investment portfolio, which is measured at fair value. However, ASC 326 replaced the OTTI model with an impairment allowance model, subject to reversal, for available-for-sale investments.

As a result of adopting ASC 326, the Group established allowances for credit losses related to its available-for-sale investments of $1.1 million and $2.2 million in 2022 and 2021 respectively. See note 4, Investments for further information.

In addition, the Group established allowances for credit losses related to unpaid reinsurance recoverables of $1.0 million in 2022 and $0.5 million in 2021. See note 13, Reinsurance and Retrocessional Reinsurance for further information.

In March 2020 ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting,” was issued. This ASU provides optional expedients and exceptions for applying GAAP to investments, derivatives, or other transactions that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. Along with the optional expedients, the amendments include a general principle that permits an entity to consider contract modifications due to reference reform to be an event that does not require contract re-measurement at the modification date or reassessment of a previous accounting determination. This standard was effective immediately and may be elected over time through December 31, 2024 as reference rate reform activities occur. The guidance did not have a material effect on the Group’s consolidated financial statements.

Accounting Standards not yet adopted

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which becomes effective for the Group

F-19

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

during the first quarter of 2023. ASU No. 2021-08 requires contract assets and liabilities accounted for under FASB ASC 606, Revenue from Contracts with Customers, to be recorded at the acquisition date as if the acquirer entered into those contracts itself on the contract inception dates, rather than at fair value. At adoption, ASU No. 2021-08 will not impact the Group’s financial position, results of operations or cash flows, but prospectively, this ASU may impact amounts recorded by the Group for assets acquired and liabilities assumed under certain acquisitions.

3.	Segments

The chief operating decision maker reviews the Group’s ongoing underwriting operations across three operating segments: Specialty, Bespoke, and Reinsurance. In determining how to allocate resources and assess the performance of the Group’s underwriting results, management considers many factors including the nature of the insurance product offered, the risks that are covered and the nature of the client.

Each operating segment has a dedicated Chief Underwriting Officer that is responsible for managing the portfolio of risks within their own segment.

Bespoke business is highly specialized in nature providing customized risk solutions for clients which includes Credit & Political Risk and other specific risk transfer opportunities. Bespoke business includes the majority of Fidelis’ delegated business with third party MGA’s.

The Specialty segment comprises a specialized portfolio of niche risks that includes Aviation and Aerospace, Energy, Marine, Property Direct & Facultative (“D&F”) business and other specialty risks

The Reinsurance segment comprises a highly focused property catastrophe book which includes Property Reinsurance, Retrocession and Whole Account reinsurance. The Reinsurance segment relies on broker relationships for distribution which is typical for this business.

Loss reserves and loss developments triangles are identified and disclosed by Segment and are set out in note 12, Reserves for Losses and Loss Adjustment Expenses. Assets are not allocated to segments, nor are general and administrative expenses allocated between segments as employees, including underwriters, may work across different segments.

F-20

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

a) The following tables summarize the Group’s segment disclosures

	Year ended December 31, 2022
	Bespoke	Specialty	Reinsurance	Other	Total
Gross premium written	$783.2	1,610.7	606.2	—	3,000.1
Net premium written	561.7	1,060.8	240.1	—	1,862.6
Net premium earned	379.4	852.8	272.5	—	1,504.7
Losses and loss adjustment expenses	(118.9)	(508.7)	(202.6)	—	(830.2)
Policy acquisition expenses	(141.2)	(219.5)	(87.0)	—	(447.7)
General and administrative expenses	—	—	—	(106.4)	(106.4)

Underwriting income/(loss)	$119.3	124.6	(17.1)	(106.4)	120.4
Net investment income					40.7
Net investment losses					(33.7)
Other income					1.9
Corporate and other expenses					(20.5)
Net foreign exchange gains					6.8
Financing costs					(35.5)

Net income before taxes					80.1

Income tax expense					(17.8)

Net income					62.3

Net income attributable to non-controlling interests					(9.7)

Net income available to common shareholders					52.6

Losses and loss adjustment expenses incurred—current year	$(147.8)	(519.7)	(184.8)		(852.3)
Losses and loss adjustment expenses incurred—prior accident years	$28.9	11.0	(17.8)		22.1

Losses and loss adjustment expenses incurred—total	$(118.9)	(508.7)	(202.6)		(830.2)
Loss ratio—current year	38.9%	61.0%	67.8%		56.7%
Loss ratio—prior accident years	(7.6%)	(1.3%)	6.5%		(1.5%)

Loss ratio—total(1)	31.3%	59.7%	74.3%		55.2%
Policy acquisition expense ratio(2)	37.2%	25.7%	31.9%		29.8%
Underwriting ratio(3)	68.5%	85.4%	106.2%		85.0%
General & administrative expense ratio(4)					7.1%

Combined ratio(5)					92.1%

[1]

Loss ratio: is a measure of the losses that have been incurred by the business compared to the premiums that have been recorded to cover those losses and is expressed as a percentage of the losses and loss adjustment expenses divided by earned premiums, net of reinsurance. Current year loss ratio includes losses incurred in the current accident year, whilst prior accident years loss ratio considers how losses incurred in prior years have developed

[2]

Policy acquisition expense ratio: is a measure of the extent of the commissions that are paid to brokers and delegated underwriters that source the business on the Group’s behalf and is expressed as a percentage of these commissions divided by earned premiums all net of reinsurance

[3]

Underwriting ratio: is a measure of the underwriting performance and is expressed as a percentage of the losses and loss adjustment expenses plus the commissions that are paid to brokers and delegated underwriters that source the business on our behalf divided by earned premiums, net of reinsurance

F-21

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

[4]

General and administrative expense ratio: is a measure of the extent of the general and administrative expenses that are incurred to run the business and is expressed as a percentage of these expenses divided by earned premiums net of reinsurance. Commission income earned on business ceded to third party reinsurers is recorded within general and administrative expenses.

[5]	Combined ratio: is a measure of our underwriting profitability and is expressed as the sum of the loss ratio, policy acquisition expense ratio and the general and administrative expense ratio

	Year ended December 31, 2021
	Bespoke	Specialty	Reinsurance	Other	Total
Gross premium written	$588.0	1,115.2	1,084.5	—	2,787.7
Net premium written	434.6	758.2	408.3	—	1,601.1
Net premium earned	251.9	535.3	367.0	—	1,154.2
Losses and loss adjustment expenses	(71.4)	(206.2)	(419.2)	—	(696.8)
Policy acquisition expenses	(84.6)	(127.3)	(88.0)	—	(299.9)
General and administrative expenses	—	—	—	(75.4)	(75.4)

Underwriting income/(loss)	$95.9	201.8	(140.2)	(75.4)	82.1
Net investment income					20.6
Net investment gains					13.5
Other income					1.0
Corporate and other expenses					(2.7)
Net foreign exchange losses					(0.4)
Financing costs					(35.4)

Net income before taxes					78.7

Income tax expense					(0.4)

Net income					78.3

Net income attributable to non-controlling interests					(10.0)

Net income available to common shareholders					68.3

Losses and loss adjustment expenses incurred—current year	$(92.6)	(224.2)	(389.6)		(706.4)
Losses and loss adjustment expenses incurred—prior accident years	21.2	18.0	(29.6)		9.6

Losses and loss adjustment expenses incurred—total	$(71.4)	(206.2)	(419.2)		(696.8)
Loss ratio—current year	36.7%	41.9%	106.1%		61.2%
Loss ratio—prior accident years	(8.4%)	(3.4%)	8.1%		(0.8%)

Loss ratio—total(1)	28.3%	38.5%	114.2%		60.4%
Policy acquisition expense ratio(2)	33.6%	23.8%	24.0%		26.0%
Underwriting ratio(3)	61.9%	62.3%	138.2%		86.4%
General & administrative expense ratio(4)					6.5%

Combined ratio(5)					92.9%

[1]

Loss ratio: is a measure of the losses that have been incurred by the business compared to the premiums that have been recorded to cover those losses and is expressed as a percentage of the losses and loss adjustment expenses divided by earned premiums, net of reinsurance. Current year loss ratio includes losses incurred in the current accident year, whilst prior accident years loss ratio considers how losses incurred in prior years have developed

F-22

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

[2]

Policy acquisition expense ratio: is a measure of the extent of the commissions that are paid to brokers and delegated underwriters that source the business on the Group’s behalf and is expressed as a percentage of these commissions divided by earned premiums, net of reinsurance

[3]

Underwriting ratio: is a measure of the underwriting performance and is expressed as a percentage of the losses and loss adjustment expenses plus the commissions that are paid to brokers and delegated underwriters that source the business on our behalf divided by earned premiums, net of reinsurance

[4]

General and administrative expense ratio: is a measure of the extent of the general and administrative expenses that are incurred to run the business and is expressed as a percentage of these expenses divided by earned premiums net of reinsurance. Commission income earned on business ceded to third party reinsurers is recorded within general and administrative expenses.

[5]	Combined ratio: is a measure of our underwriting profitability and is expressed as the sum of the loss ratio, policy acquisition expense ratio and the general and administrative expense ratio

	Year ended December 31, 2020
	Bespoke	Specialty	Reinsurance	Other	Total
Gross premium written	$339.1	577.9	659.5	—	1,576.5
Net premium written	251.2	403.1	251.3	—	905.6
Net premium earned	212.5	171.7	344.4	—	728.6
Losses and loss adjustment expenses	(70.5)	(64.8)	(189.2)	—	(324.5)
Policy acquisition expenses	(66.8)	(36.5)	(75.9)	—	(179.2)
General and administrative expenses	—	—	—	(83.5)	(83.5)

Underwriting income/(loss)	$75.2	70.4	79.3	(83.5)	141.4
Net investment income					26.2
Net investment losses					17.9
Other income					8.7
Corporate and other expenses					(18.7)
Net foreign exchange gains					1.2
Financing costs					(27.9)
Loss on extinguishment of preference securities					(25.3)

Net income before taxes					123.5

Income tax benefit					3.1

Net income					126.6

Net income attributable to non-controlling interests					(0.1)

Net income available to common shareholders					126.5

Losses and loss adjustment expenses incurred—current year	$(90.5)	(73.4)	(199.0)		(362.9)
Losses and loss adjustment expenses incurred—prior accident years	$20.0	8.6	9.8		38.4

Losses and loss adjustment expenses incurred—total	$(70.5)	(64.8)	(189.2)		(324.5)
Loss ratio—current year	42.6%	42.7%	57.7%		49.8%
Loss ratio—prior accident years	(9.4%)	(5.0%)	(2.8%)		(5.3%)

Loss ratio—total(1)	33.2%	37.7%	54.9%		44.5%
Policy acquisition expense ratio(2)	31.4%	21.3%	22.0%		24.6%
Underwriting ratio(3)	64.6%	59.0%	76.9%		69.1%
General & administrative expense ratio(4)					11.5%

Combined ratio(5)					80.6%

F-23

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

[1]

Loss ratio: is a measure of the losses that have been incurred by the business compared to the premiums that have been recorded to cover those losses and is expressed as a percentage of the losses and loss adjustment expenses divided by earned premiums, net of reinsurance. Current year loss ratio includes losses incurred in the current accident year, whilst prior accident years loss ratio considers how losses incurred in prior years have developed

[2]

Policy acquisition expense ratio: is a measure of the extent of the commissions that are paid to brokers and delegated underwriters that source the business on the Group’s behalf and is expressed as a percentage of these commissions divided by earned premiums, net of reinsurance

[3]

Underwriting ratio: is a measure of the underwriting performance and is expressed as a percentage of the losses and loss adjustment expenses plus the commissions that are paid to brokers and delegated underwriters that source the business on our behalf divided by earned premiums, net of reinsurance

[4]

General and administrative expense ratio: is a measure of the extent of the general and administrative expenses that are incurred to run the business and is expressed as a percentage of these expenses divided by earned premiums net of reinsurance. Commission income earned on business ceded to third party reinsurers is recorded within general and administrative expenses.

[5]	Combined ratio: is a measure of our underwriting profitability and is expressed as the sum of the loss ratio, policy acquisition expense ratio and the general and administrative expense ratio

b) The following table summarizes net earned premiums by major product grouping within each underwriting segment.

	For the year ended December 31,
	2022	2021	2020
Bespoke
Credit & Political Risk	$137.8	103.0	98.0
Bespoke Other	241.6	148.9	114.5

Total Bespoke	$379.4	$251.9	$212.5

Specialty
Aviation & Aerospace	$155.6	108.5	45.7
Energy	38.4	24.4	15.3
Marine	284.4	99.8	34.3
Property	11.6	13.8	11.0
Property D&F	352.8	278.9	62.8
Specialty Other	10.0	9.9	2.6

Total Specialty	$852.8	$535.3	$171.7

Reinsurance
Property Reinsurance	$246.0	330.8	311.6
Retrocession	17.5	27.3	28.4
Whole Account	9.0	8.9	4.4

Total Reinsurance	$272.5	$367.0	$344.4

c) The following table presents gross premiums written by the geographical location of the Group’s subsidiaries

	For the year ended December 31,
	2022	2021	2020
Bermuda	$707.6	$1,147.5	$662.4
United Kingdom	1,745.7	1,288.4	729.4
Republic of Ireland	546.8	351.8	184.7

Total	$3,000.1	$2,787.7	$1,576.5

F-24

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

The information presented above is after allocation of consolidation adjustments. Amounts relating to intergroup reinsurance are not included in the above table.

4.	Investments

At December 31, 2022, the Group’s investments are managed by external investment managers through individual investment management agreements. The Group monitors activity and performance of the external managers on an ongoing basis.

a.	Fixed maturity securities

The following table summarizes the fair value of fixed maturity investments managed by external investment managers:

	At December 31, 2022
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
Available-for-sale
US. Treasuries	$643.1	$—	$(27.3)	$615.8
Agencies	17.5	—	(0.4)	17.1
Non-U.S. government	115.2	—	(4.3)	110.9
Corporate bonds	1,078.9	—	(58.6)	1,020.3
Residential mortgage-backed	88.6	—	(8.9)	79.7
Commercial mortgage-backed	8.0	—	(1.2)	6.8
Other asset backed securities	209.5	—	(9.2)	200.3

Total fixed maturity securities, available-for-sale	$2,160.8	$—	$(109.9)	$2,050.9

Total fixed maturity securities	$2,160.8	$—	$(109.9)	$2,050.9

	At December 31, 2021
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
Trading
Corporate bonds	$13.6	$0.1	$—	$13.7
Residential mortgage-backed	4.8	0.1	—	4.9
Other asset backed securities	8.3	—	—	8.3

Total fixed maturity securities, trading	$26.7	$0.2	$—	$26.9

Available-for-sale
US. Treasuries	$732.8	2.5	(4.5)	730.8
Agencies	28.0	—	(0.1)	27.9
Non-U.S. government	140.3	0.6	(0.8)	140.1
Corporate bonds	1,276.8	2.8	(12.2)	1,267.4
Residential mortgage-backed	56.3	0.2	(1.4)	55.1
Commercial mortgage-backed	57.3	—	(0.8)	56.5
Other asset backed securities	214.1	0.2	(1.0)	213.3

Total fixed maturity securities, available-for-sale	$2,505.6	$6.3	$(20.8)	$2,491.1

Total fixed maturity securities	$2,532.3	$6.5	$(20.8)	$2,518.0

F-25

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

Review of the fixed maturity securities is performed on a regular basis to consider concentration, credit quality and compliance with established guidelines. For individual fixed income securities, nationally recognized statistical rating organizations (“NRSROs”) are used and the lower of two or middle of three ratings is taken. The composition of the fair values of fixed income securities by credit rating is as follows:

	2022		2021
Trading	Fair Value	%	Fair Value	%
AAA	$—	—%	$14.4	54%
AA	—	—%	1.6	6%
A	—	—%	8.4	31%
BBB	—	—%	2.5	9%

Total fixed maturity securities, trading	$—	—%	$26.9	100%

	2022		2021
Available-for-sale	Fair Value	%	Fair Value	%
AAA	$915.1	45%	$1,100.2	44%
AA	150.2	7%	184.3	7%
A	703.1	34%	858.9	35%
BBB	282.5	14%	346.7	14%
BB	—	—%	1.0	—%

Total fixed maturity securities, available-for-sale	$2,050.9	100%	$2,491.1	100%

The contractual maturities for fixed maturity securities are listed in the following table:

	2022		2021
Trading	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$—	$—	$20.2	$20.3
Due after one year through five years	—	—	0.1	0.1
Due after five years through ten years	—	—	—	—
Due after ten years	—	—	6.4	6.5

Total fixed maturity securities, trading	$—	$—	$26.7	$26.9

	2022		2021
Available-for-sale	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$701.7	$688.1	$191.3	$192.0
Due after one year through five years	1,236.8	1,156.9	2,067.6	2,055.0
Due after five years through ten years	94.8	90.6	102.5	102.3
Due after ten years	126.7	115.3	144.1	141.8

Total fixed maturity securities, available-for-sale	$2,160.0	$2,050.9	$2,505.5	$2,491.1

Expected maturities may differ from contractual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Additionally, lenders may have the right to put the securities back to the borrower.

F-26

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

b.	Short-term investments

The following investments were included in short-term investments managed by external investment managers and are classified as available-for-sale:

	At December 31, 2022
Available-for-sale	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$228.4	$0.1	$—	$228.5
Non-U.S. government	23.2	—	(0.1)	23.1
Corporate bonds	5.4	—	—	5.4

Total short-term investments	$257.0	$0.1	$(0.1)	$257.0

	At December 31, 2021
Available-for-sale	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$8.9	$—	$—	$8.9
Corporate bonds	2.6	—	—	2.6

Total short-term investments	$11.5	$—	$—	$11.5

The composition of the fair values of short-term investments by credit rating is as follows:

	2022		2021
Available-for-sale	Fair Value	%	Fair Value	%
AAA	$251.6	98%	$8.9	77%
AA	4.4	2%	—	—%
A	1.0	—%	—	—%
BBB	—	—%	2.6	23%

Total short-term fixed maturity securities, available-for-sale	$257.0	100%	$11.5	100%

F-27

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

c.	Allowances for Expected Credit Losses—Available-for-sale

The following table provides a roll forward of the allowance for expected credit losses of the Group’s securities classified as available-for-sale:

	Book Value	Unrealized Gain	Unrealized Loss	Market Value	Loss allowance
Year ended December 31, 2022
Balance at beginning of year	$2,517.1	$6.3	$(20.8)	$2,502.6	$(2.2)
Change in year	(99.3)	(6.2)	(89.2)	(194.7)	1.1

Balance at end of year	$2,417.8	$0.1	$(110.0)	$2,307.9	$(1.1)

	Book Value	Unrealized Gain	Unrealized Loss	Market Value	Loss allowance
Year ended December 31, 2021
Balance at beginning of year	$1,530.1	$23.9	$(0.5)	$1,553.5	$(0.4)
Change in year	987.0	(17.6)	(20.3)	949.1	(1.8)

Balance at end of year	$2,517.1	$6.3	$(20.8)	$2,502.6	$(2.2)

The Group assesses each quarter whether the decline in the fair value of an available-for-sale investment below its amortized cost is the result of a credit loss. All available-for-sale securities with unrealized losses are reviewed. The Group considers many factors to determine whether a credit loss exists, including the extent to which fair value is below cost, the implied yield to maturity, rating downgrades of the security and whether or not the issuer has failed to make scheduled principal or interest payments. The Group also takes into consideration information about the financial condition of the issuer and industry factors that could negatively impact the capital markets.

If the decline in fair value of an available-for-sale security below its amortized cost is considered to be the result of a credit loss, the Group compares the estimated present value of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the expected credit loss, which is recorded as an allowance and recognized in net income. The allowance is limited to the difference between the fair value and the amortized cost of the security. The Group recognized a $1.1 million reduction to credit related impairments in 2022 (2021: $1.8 million increase).

d.	Other investments, at fair value

At December 31, 2022, other investments consisted of a residual balance invested in a credit hedge fund managed by York Capital Management (“York”), equity and commodity linked structured notes, and an opportunistic fixed income UCITS fund managed by Wellington Investment Management (“Wellington”).

	2022		2021
Other investments	Fair Value	%	Fair Value	%
York Funds	$0.9	1%	$0.9	—%
Equity and Commodity structured notes	72.8	62%	85.2	34%
Equity Index structured notes	—	—%	118.0	47%
Wellington Funds	43.4	37%	49.0	19%

Total other investments at fair value	$117.1	100%	$253.1	100%

F-28

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

At the end of 2019 York suspended redemptions in its credit hedge fund while the underlying assets of the fund are liquidated and proceeds distributed to investors. The fair value of the residual investment in York at December 31, 2022 was $0.9 million (cost: $1.3 million) compared to a prior year fair value of $0.9 million (cost: $1.3 million) at December 31, 2021. The Group has recorded its investment in the York Fund at reported net asset value. There are currently no outstanding commitments to the York Fund. During 2022, the Group received $0.2 million (2021: $1.3 million) of distributions from York.

In 2020 the Group invested $100.0 million in two tranches of a two-year, S&P500 index linked structured note (“S&P500 note”). During 2022 both tranches of the S&P500 note redeemed at the maximum potential redemption value of $118.0 million. The fair value of the S&P500 note at December 31, 2021 was $118.0 million.

In 2021 the Group invested $75.2 million into a blended equity market linked structured note and four commodity linked structured notes (“equity and commodity notes”). All five structured notes were initially invested for a two-year term. At December 31, 2021 the equity and commodity notes had a fair market value of $85.2 million.

In 2022 the Group increased the total funds invested in the equity and commodity notes to $100.0 million and the notes were restructured. The blended equity market linked note (performance is based on the weighted performance of the S&P500, Eurostoxx600, Topix and Infrastructure equities) was restructured to include a ‘hard’ buffer (negative protection) of 10.0% while the potential upside return was capped at 10.5%. The four commodity linked structured notes (linked to the spot price of industrial metals) were combined into one note and the note was also restructured to include a ‘hard’ buffer (negative protection) of 10.0% while the potential upside return was capped at 22.0%. The remaining term for both notes after restructure was one year as the ultimate redemption date was kept consistent with the redemption date of the original equity and commodity notes. In October 2022, the Group exited the commodity linked note for proceeds of $20.8 million (cost $25.0 million). At December 31, 2022 the fair value of the equity market linked structured note was $72.8 million (cost $75.0 million). The equity market linked note will redeem in February 2023. The Group has recorded these investment at fair value using the income valuation approach.

In 2021 the Group invested $50.0 million in Wellington. The fair value of the investment at December 31, 2022 was $43.4 million compared to the prior year fair value of $49.0 million at December 31, 2021. The Group has recorded this investment at reported net asset value.

F-29

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

e.	Net Investment Income and Net Realized Gains

The components of net investment return are as follows:

	2022	2021	2020
Net interest and dividend income	$44.0	$24.0	$28.1
Investment expenses	(3.3)	(3.4)	(1.9)
Net investment Income	40.7	20.6	26.2
Net realized gains on fixed maturity securities, trading	—	0.9	0.1
Net realized (losses)/gains on fixed maturity securities, available for sale	(2.5)	1.2	3.6
Net realized (losses)/gains on other investments	27.6	(1.5)	(0.2)
Net realized (losses)/gains on derivatives	(20.3)	1.0	2.3
Change in net unrealized (losses)/gains on fixed maturity securities, trading	(0.5)	(1.1)	1.0
Change in net unrealized (losses)/gains on other investments	(39.8)	15.7	11.3
Change in net unrealized (losses)/gains on derivatives	0.7	(0.9)	0.2
Provision for expected credit losses	1.1	(1.8)	(0.4)

Net investment (losses)/gains	(33.7)	13.5	17.9

Net investment return	$7.0	$34.1	$44.1

5.	Fair Value Measurements

FASB ASC 820-10, Fair Value Measurements and Disclosures, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value hierarchy

FASB ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Group’s market assumptions. The fair value hierarchy is as follows:

•

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets. The fair value is determined by multiplying the quoted price by the quantity held by the Group.

•

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices (e.g. interest rates, yield curves, prepayment spreads, default rate, etc.) for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability or can be corroborated by observable market data.

•

Level 3: Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement. Significant management assumptions can be used to establish management’s best estimate of the assumptions used by other market participants in determining the fair value of the asset or liability.

As required under the fair value hierarchy, the Group considers relevant and observable market inputs in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of

F-30

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observable prices in those markets.

The Group’s policy with respect to transfer between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of the reporting period.

Determination of fair value

The following section describes the valuation methodologies used by the Group to measure assets and liabilities at fair value, including an indication of the level within the fair value hierarchy in which each asset or liability is generally classified.

Fixed maturity securities

The Group’s fixed maturity income securities portfolio is managed by external investment managers with oversight from the Group’s Chief Investment Officer, the Group’s Chief Financial Officer, and the Group’s Board of Directors. Fair values for all securities in the fixed income investments portfolio are independently provided by the investment administrator, investment custodians, and investment managers, each of which utilize internationally recognized independent pricing services. Refinitiv Limited (“Refinitiv”) is the main pricing service utilized to estimate the fair value measurements for the Group’s fixed income securities for asset backed fixed income securities, and corporate and government bonds.

For determining the fair value of securities that are not actively traded, in general, pricing services use “matrix pricing” in which the independent pricing service uses observable market inputs including, but not limited to, reported trades, benchmark yields, broker-dealer quotes, interest rates, prepayment spreads, default rates and such other inputs as are available from market sources to determine a reasonable fair value.

The following describes the techniques generally used to determine the fair value of the Group’s fixed maturity securities by asset class.

•

U.S. Treasuries are bonds issued by the U.S. government. The significant inputs used to determine the fair value of these securities are based on quoted prices in active markets for identical assets and are therefore classified within Level 1.

•

Agency securities consists of securities issued by U.S. and non-U.S. government sponsored agencies such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, government development banks and other agencies which are not mortgage pass-through. The fair values of these securities are classified as Level 2.

•

Non-U.S. government securities consist of bonds issued by non-U.S. governments and supranationals. The significant inputs used to determine the fair value of these securities include the spread above the risk-free yield curve, reported trades and broker-dealer quotes. These are considered to be observable market inputs and, therefore, the fair values of these securities are classified within Level 2.

•

Corporate bonds consist primarily of investment-grade debt of a wide variety of corporate issuers and industries. When available, significant inputs are used to determine the fair value of these securities and are based on quoted prices in active markets for similar assets. When not available, the fair values of these securities are determined using the spread above the risk-free yield curve, reported trades, broker-dealer quotes, benchmark yields, and industry and market indicators. The fair values of these securities are classified as Level 2.

F-31

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

•

Residential mortgage-backed securities includes agency mortgage-backed securities and agency collateralised mortgage obligations. These are individually evaluated using option adjusted spreads ‘OAS’ and nominal spreads. The OAS valuations use a third-party prepayment model and OAS. Spreads are based upon tranche type and average life volatility. These spreads are gathered from dealer quotes, trade prices, and the new issue market. The fair values of these securities are classified as Level 2.

•

Commercial mortgage-backed securities consist of investment grade bonds backed by pools of loans with underlying collateral. Securities held in this sector are primarily priced by pricing services. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, current price data, the swap curve as well as cash settlement. The fair values of these securities are classified as Level 2.

•

Other asset-backed securities consist of investment grade bonds backed by pools of loans with underlying collateral. The underlying collateral for asset-backed securities consists mainly of student loans, automobile loans and credit card receivables. These securities are primarily priced by index providers and pricing vendors. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, tranche type, interest rate data and credit spreads. The Company classifies these securities within Level 2.

Short-term investments

The Group’s short-term investments consist of commercial paper and bonds with maturities of 90 days or greater but less than one year at the time of purchase. The significant inputs used to determine the fair value of these securities include the spread above the risk-free yield curve, reported trades and broker-dealer quotes. These are considered to be observable market inputs and, therefore, the fair values of these securities are classified within Level 1 and Level 2.

Derivative assets and liabilities

Exchange-traded derivatives, measured at fair value using quoted prices in active markets, where available are classified as Level 1 of the fair value hierarchy.

Derivatives without quoted prices in an active market and derivatives executed over the counter are valued using internal valuations techniques that consider the time value of money, volatility, the current market and contractual prices of underlying financial instruments. These derivative instruments are classified as either Level 2 or Level 3 depending upon the observability of the significant inputs to the model. The valuation techniques and key inputs depend on the type of derivative and the nature of the underlying instrument.

Other investments

The Group values its investment in the residual hedge fund at fair value, which is estimated based on the Group’s share of the net asset value (NAV) as provided by the investment manager of the underlying investment fund. The Group has elected to use the practical expedient method to record the fair value of the investment at net asset value and has therefore not assigned levels to these investments in the fair value hierarchy.

The Group measures the fair value of its structured notes investments using a market valuation approach which is based entirely on observable inputs. The structured notes are comprised of a package of ‘embedded derivatives’ (call and put options) which will determine the note’s redemption value at maturity, and a zero-coupon bond (the

F-32

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

‘host contract’) which will mature at par. The Group has elected to account for the entire contract at fair value which is based upon a quoted price from J.P.Morgan Securities Ltd. This price is deemed to be an accurate indication of the fair market value of the structured notes for the following factors.

•	J.P.Morgan Securities Ltd’s pricing methodology is used to make markets in similar products on an active basis

•	All inputs are observable

•	J.P.Morgan’s pricing is provided daily to Bloomberg to provide a an active price which is observable on a daily basis.

The fair value of UCITS is based on unadjusted quoted market prices in active markets, therefore, the fair value of this security is classified as Level 1.

The following table presents the financial instruments measured at fair value on a recurring basis at December 31, 2022 and 2021:

	At December 31,2022
Assets	Level 1	Level 2	Level 3	Total
Cash equivalents	$685.2	$—	$—	$685.2
Investment pending settlement	2.0	—	—	2.0

Fixed income securities
U.S. Treasuries	615.8	—	—	615.8
Agencies	—	17.1	—	17.1
Non-U.S.government	—	110.9	—	110.9
Corporate bonds	—	1,020.3	—	1,020.3
Residential mortgage-backed	—	79.7	—	79.7
Commercial mortgage-backed	—	6.8	—	6.8
Other asset backed securities	—	200.3	—	200.3

Total fixed income securities	$615.8	1,435.1	—	2,050.9
Short-term investments
Corporate bonds	—	5.4	—	5.4
Non-U.S.government	—	23.1	—	23.1
U.S. Treasuries	228.5	—	—	228.5

Total short-term investments	$228.5	28.5	—	257.0
Other investments*	43.4	72.8	—	116.2
Derivative assets	—	6.3	—	6.3

Total Assets	$1,574.9	$1,542.7	$—	$3,117.6

*	excludes investments in the York Funds

F-33

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

There were no transfers into or out of Level 1 and Level 2 during 2022.

	At December 31,2021
Assets	Level 1	Level 2	Level 3	Total
Cash equivalents	$154.8	$—	$—	$154.8
Investment pending settlement	0.5	—	—	0.5

Fixed income securities
U.S. Treasuries	730.8	—	—	730.8
Agencies	—	27.9	—	27.9
Non-U.S.government	—	140.1	—	140.1
Corporate bonds	—	1,281.1	—	1,281.1
Residential mortgage-backed	—	60.0	—	60.0
Commercial mortgage-backed	—	56.5	—	56.5
Other asset backed securities	—	221.6	—	221.6

Total fixed income securities	730.8	1,787.2	—	2,518.0
Short-term investments
Corporate bonds	—	2.6	—	2.6
U.S. Treasuries	8.9	—	—	8.9

Total short-term investments	8.9	2.6	—	11.5
Other investments*	49.1	203.1	—	252.2
Derivative assets	0.1	0.9	—	1.0

Total Assets	$944.2	$1,993.8	$—	$2,938.0

*	excludes investments in the York Funds

	At December 31,2021
Liabilities	Level 1	Level 2	Level 3	Total
Derivative liabilities	(0.8)	—	—	(0.8)

Total Liabilities	$(0.8)	$—	$—	$(0.8)

There were no transfers into or out of Level 1 and Level 2 during 2021.

6.	Investments Pending Settlement

The Group has receivables and payables from financials instruments sold and purchased from prime brokers and external managers which arise in the ordinary course of business. The Group is exposed to risk of loss from the inability of brokers to pay for purchases or to deliver the financial instruments pending transfer, in which case the Group would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction and replaces the prime broker. At December 31, 2022, the Group recognized a receivable of $2.0 million (2021: $0.5 million).

F-34

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

7.	Cash and Cash Equivalents

	2022	2021
Cash at bank	$384.8	$258.8
Cash held with brokers/custodians	337.9	62.4
Cash held in money market funds	685.2	154.8

Total cash and cash equivalents	$1,407.9	$476.0

8.	Restricted Cash and Cash Equivalents

The Group is required to maintain certain levels of cash in segregated accounts with prime brokers and derivative counterparties. The amount of restricted cash held by derivative counterparties is cash collateral to support the current value of any amounts that may be due to the counterparty based on the value of the underlying financial instrument.

The Group also has cash in trust funds which support the insurance business written on certain lines of business with reinsurers and insurers.

The Group is also required to hold cash as collateral for credit card limits which support general business activities.

The following table presents the restricted cash and cash equivalents at December 31, 2022 and 2021:

	2022	2021
Restricted cash	$0.1	$2.0
Letters of Credit collateral	21.2	27.9
Cash in trust funds	164.6	120.9
Credit card collateral	—	0.1

Total restricted cash and cash equivalents	$185.9	$150.9

9.	Pledged Investments

The Group has investments in segregated portfolios primarily to provide collateral for Letters of Credit, which support its (re)insurance business.

At December 31, 2022, $nil (2021: $11.4 million) of trading fixed maturity securities and $989.4 million (2021: $806.2 million) of available-for-sale fixed income securities were on deposit with a custodian in respect of the Group’s letter of credit facilities and trust accounts.

10.	Derivative Financial Instruments

The Group enters into derivative instruments such as futures and forward contracts primarily for duration, interest rate and foreign currency exposure management. The Group’s derivative instruments are generally traded under International Swaps and Derivatives Association master agreements, which establish the terms of the transactions entered into with the Group’s derivative counterparties. In the event one party becomes insolvent or otherwise defaults on its obligations, a master agreement generally permits the non-defaulting party to accelerate

F-35

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

and terminate all outstanding transactions and net the transactions’ marked-to-market values so that a single sum in a single currency will be owed by, or owed to, the non-defaulting party. Effectively, this contractual close-out netting reduces credit exposure from gross to net exposure.

The following tables identify the listing currency, fair value and notional amounts of derivative instruments included in the Consolidated Balance Sheets, categorized by primary underlying risk. Balances are presented on a gross basis:

	At December 31, 2022
	Listing currency(1)	Notional amount of underlying instruments(2)	Fair Value of net assets on derivatives
Derivative assets by primary underlying risk
Foreign exchange contracts
Forwards(3)	AUD/CAD/EUR/GBP/JPY	$(44.0)	$6.3

Total derivatives assets		$(44.0)	$6.3

(1)	AUD = Australian Dollar, CAD = Canadian Dollar, EUR = Euro, GBP = British pound, JPY = Japanese Yen and USD = US Dollar.
(2)	The absolute notional exposure represents the Group’s derivative activity at December 31, 2022, which is representative of the volume of derivatives held during the year.
(3)	Contracts used to manage foreign currency risks in underwriting and non-investment operations.

	At December 31, 2021
	Listing currency(1)	Notional amount of underlying instruments(2)	Fair Value of net assets on derivatives
Derivative assets by primary underlying risk
Interest rate contracts
Futures	USD	$1.3	$0.1
Foreign exchange contracts
Forwards(3)	AUD/CAD/EUR/GBP/JPY	3.5	0.9

Total derivatives assets		$4.8	$1.0

	At December 31, 2021
	Listing currency(1)	Notional amount of underlying instruments(2)	Fair Value of net assets on liabilities
Derivative liabilities by primary underlying risk
Interest rate contracts
Futures	USD	$206.5	$(0.7)
Foreign exchange contracts
Forwards(3)	AUD/CAD/EUR/GBP/JPY	(7.0)	(0.1)

Total derivatives liabilities		$199.5	$(0.8)

F-36

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

(1)	AUD = Australian Dollar, CAD = Canadian Dollar, EUR = Euro, GBP = British pound, JPY = Japanese Yen and USD = US Dollar.
(2)	The absolute notional exposure represents the Group’s derivative activity at December 31, 2021, which is representative of the volume of derivatives held during the year.
(3)	Contracts used to manage foreign currency risks in underwriting and non-investment operations.

The following table presents derivative instruments by major risk type, the Group’s net realized gains/(losses) and change in net unrealized gains/(losses) relating to derivative trading activities for the years ended December 31, 2022, 2021 and 2020. Net realized gains/(losses) and net unrealized gains/(losses) related to derivatives are included in net investment return and net foreign exchange gains and losses in the Consolidated Statement of Income.

	2022		2021		2020
Derivatives	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)
Interest rate contracts
Futures(1)	$(20.3)	$0.7	$1.0	$(0.9)	$2.3	$0.2

Total interest rate contracts	(20.3)	0.7	1.0	(0.9)	2.3	0.2
Foreign exchange contracts
Forwards(2)	3.5	5.3	(2.9)	6.3	(1.5)	(4.8)

Total foreign exchange contracts	3.5	5.3	(2.9)	6.3	(1.5)	(4.8)

Total	$(16.8)	$6.0	$(1.9)	$5.4	$0.8	$(4.6)

1.	Contracts used to manage interest rate risks in investments operations.
2.	Contracts used to manage foreign currency risks in underwriting and non-investment operations.

The Group obtains/provides collateral from/to counterparties for OTC derivative financial instruments in accordance with bilateral credit facilities.

The Group does not offset its derivative instruments and presents all amounts in the Consolidated Balance Sheets on a gross basis. The Group has pledged cash collateral to counterparties to support the current value of amounts due to the counterparties based on the value of the underlying security.

11.	Deferred Policy Acquisition Costs

The following table represents a reconciliation of beginning and ending deferred policy acquisition costs for the years ended December 31, 2022 and 2021:

	For the year ended December 31,
	2022	2021
Balance at the beginning of the period	$403.3	$276.5
Acquisition costs deferred	577.2	446.2
Amortization of deferred policy acquisition costs	(447.7)	(299.9)
Other movements	(17.0)	(19.5)

Balance at the end of the period	$515.8	$403.3

F-37

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

12.	Reserves for Losses and Loss Adjustment Expenses

The reserves for losses and loss adjustment expenses include an amount determined from reported claims and estimates based on historical loss experience and industry statistics for losses incurred but not reported using a variety of actuarial methods.

The unpaid reported reserves for losses and loss adjustment expenses are established by management based on reports from brokers, ceding companies and insureds and represents the estimated ultimate cost of events or conditions that have been reported to, or specifically identified by the Group.

The reserves for IBNR losses and loss adjustment expenses are established by management based on actuarially determined estimates of ultimate losses and loss adjustment expenses. Inherent in the estimate of ultimate losses and loss adjustment expenses are expected trends in claim severity and frequency and other factors which may vary significantly as claims are settled. Accordingly, ultimate losses and loss adjustment expenses may differ materially from the amounts recorded in the consolidated financial statements.

These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, will be recorded in losses and loss adjustment expenses in the period in which they become known. IBNR reserves are calculated on a best estimate basis and are estimated by management using various actuarial methods as well as the Group’s own growing loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgement. Due to the limited historical data available, reliance is placed upon industry data and a review of individual policies. Estimates are calculated at the lowest level line of business, separately for gross and ceded, and for attritional, extreme and catastrophic claims.

The reserve estimates contain an inherent level of uncertainty and actual results may vary, potentially significantly, from the estimates the Group has made. Reserves are reviewed on a quarterly basis and estimates are adjusted to reflect emerging claims experience.

The Group estimates reserves for unallocated claims adjustment expenses (“ULAE”) based on a percentage of loss reserves as determined by management. However, this may be overridden in exceptional circumstances where this approach is not deemed appropriate. There were no material changes made to the Group’s methodology for calculating reserves for unallocated claims adjustment expenses for the year ended December 31, 2022.

F-38

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

The following table presents a reconciliation of unpaid losses and loss adjustment expenses for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Gross unpaid losses and loss expenses, beginning of year	$1,386.5	$818.0	$730.7
Reinsurance recoverable on unpaid losses	(795.2)	(382.2)	(442.7)

Net unpaid losses and loss expenses, beginning of year	591.3	435.8	288.0

Net losses and loss expenses incurred in respect of losses occurring in:
Current year	852.3	706.4	362.9
Prior years	(22.1)	(9.6)	(38.4)

Total incurred	830.2	696.8	324.5

Net losses and loss expenses paid in respect of losses occurring in:
Current year	(82.5)	(216.7)	(80.6)
Prior years	(242.2)	(311.9)	(104.5)

Total Paid	(324.7)	(528.6)	(185.1)

Foreign exchange	(27.7)	(12.7)	8.0

Net unpaid losses and loss expenses, end of year	1,069.1	591.3	435.4
Reinsurance recoverable on unpaid losses	976.1	795.2	382.6

Gross unpaid losses and loss expenses, end of year	$2,045.2	$1,386.5	$818.0

As a result of the changes in estimates of insured events in prior years, the 2022 reserves for losses and loss adjustment expenses net of reinsurance recoveries decreased by $22.1 million (2021: $9.6 million, 2020: $38.4 million).

Reserve releases in 2022 have resulted from better than expected loss experience in the Bespoke and Specialty segments. Reserves for the Reinsurance segment were strengthened in 2022 due to deterioration on Hurricane Laura and the 2021 European Floods.

Reserve releases in 2021 have resulted from better than expected loss experience across the Bespoke and Specialty pillars, offset by deterioration on Hurricane Laura and the Mid-West Derecho in the Reinsurance segment.

Reserve releases in 2020 have resulted from changes in reserving estimates following better than expected loss experience across the Bespoke, Specialty and Reinsurance segments.

1.	Incurred and paid loss development tables by accident year

The Group’s loss reserve analysis is based primarily on underwriting year data. The preparation of the below accident year development tables required an allocation of underwriting year data to the corresponding accident year.

Allocations are performed using accident year loss payment and reporting patterns, which are derived from Group specific loss data. Ultimate reserves are allocated based on reserve movement splits between prior and current year and reflects the movement in earned premium by underwriting year.

F-39

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

The following tables present the Group’s total losses and loss adjustment expenses incurred, net of reinsurance and paid losses and loss adjustment expenses by accident year, net of reinsurance. The information has been provided separately for the bespoke, specialty and reinsurance segments.

The reporting of cumulative claims frequency has been measured by counting the number of unique, individual claims where a claims reference has been established. For certain policies, claims are managed by MGAs and these have been included based upon information provided by the MGA and allocated to the year of loss based upon the best available information.

Incurred losses and loss adjustment expenses – net of reinsurance

Bespoke

For the year ended December 31, 2022									At December 31, 2022
Accident year	2015	2016	2017	2018	2019	2020	2021	2022	Total of IBNR plus expected development on reported losses[1]	Cumulative number of reported losses
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2015	0.4	0.4	0.2	0.1	0.1	0.1	0.1	—	—	20
2016		9.3	5.8	5.1	8.0	9.5	2.4	2.1	—	41
2017			18.5	12.2	10.2	9.6	9.2	8.0	0.8	85
2018				35.4	21.7	14.3	19.9	19.5	3.7	431
2019					39.9	26.4	34.5	24.4	5.6	2,189
2020						90.0	62.6	67.5	(137.3)	2,023
2021							93.7	72.0	49.1	481
2022								146.1	134.9	2

Total								339.6	56.80

F-40

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

Cumulative paid losses and loss adjustment expenses, net of reinsurance

For the year ended December 31, 2022
Accident year	2015	2016	2017	2018	2019	2020	2021	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2015	—	—	—	—	—	—	—	—
2016		—	1.3	2.6	2.8	2.6	2.2	2.3
2017			1.7	2.0	3.5	4.8	6.1	6.1
2018				0.3	2.5	3.0	12.6	14.9
2019					1.9	6.5	12.4	15.6
2020						18.7	185.5	189.6
2021							12.5	19.9
2022								7.2

								255.6

Reserve FX								6.8
ULAE								1.6

Liabilities for losses and loss adjustment expenses, net of reinsurance								92.4

(1)

The total of IBNR plus expected development on reported losses for the 2020 accident year in the Bespoke segment includes amounts for salvage totaling $144.2 million for which the Group has paid gross losses to the insured and expects to recover amounts paid via the sale of the repossessed property.

Specialty

For the year ended December 31, 2022									At December 31, 2022
Accident year	2015	2016	2017	2018	2019	2020	2021	2022	Total of IBNR plus expected development on reported losses	Cumulative number of reported losses
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2015	2.2	1.0	0.2	—	—	—	—	—	—	2
2016		10.2	4.6	3.5	3.3	2.1	2.2	1.8	0.1	110
2017			8.8	5.7	2.3	2.1	1.1	1.8	—	506
2018				10.2	13.8	11.6	13.0	11.9	(0.9)	557
2019					28.8	23.8	26.1	41.0	(1.5)	360
2020						72.9	52.1	47.3	5.8	685
2021							222.4	202.1	9.8	706
2022								514.4	313.6	249

Total								820.3	326.9

F-41

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

Cumulative paid losses and loss adjustment expenses, net of reinsurance

For the year ended December 31, 2022
Accident year	2015	2016	2017	2018	2019	2020	2021	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2015	—	—	—	—	—	—	—	—
2016		—	0.1	1.7	1.8	1.9	2.1	1.7
2017			—	0.4	0.6	1.5	2.2	1.6
2018				—	3.1	10.0	11.3	9.9
2019					5.2	17.1	16.0	24.0
2020						7.2	32.0	30.9
2021							36.7	98.9
2022								52.8

								219.8

Reserve FX								(17.7)
ULAE								8.7

Liabilities for losses and loss adjustment expenses, net of reinsurance								591.5

Reinsurance

For the year ended December 31, 2022									At December 31, 2022
Accident year	2015	2016	2017	2018	2019	2020	2021	2022	Total of IBNR plus expected development on reported losses	Cumulative number of reported losses
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2015	9.0	7.3	6.4	4.3	4.2	4.2	4.2	2.8	(0.1)	1
2016		74.0	60.8	52.8	49.9	46.7	42.9	40.3	16.9	33
2017			86.8	59.0	56.2	59.9	64.6	55.1	14.0	43
2018				95.4	103.9	101.0	100.6	92.3	4.7	74
2019					71.5	64.1	62.9	53.7	4.4	424
2020						198.2	228.5	248.8	39.7	1,943
2021							384.5	413.0	4.5	3,561
2022								185.3	138.4	4,151

Total								1,091.3	222.5

F-42

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

Cumulative paid losses and loss adjustment expenses, net of reinsurance

For the year ended December 31, 2022
Accident year	2015	2016	2017	2018	2019	2020	2021	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
2015	—	0.5	2.7	2.8	2.8	2.7	2.8	2.9
2016		2.4	11.9	20.0	21.4	21.4	22.6	22.9
2017			26.5	45.2	47.5	51.4	53.7	35.8
2018				25.1	37.4	66.1	74.4	78.4
2019					3.0	49.0	51.7	43.6
2020						54.7	142.9	179.9
2021							167.5	310.5
2022								22.5

								696.5

Reserve FX								(19.7)
ULAE								10.1

Liabilities for losses and loss adjustment expenses, net of reinsurance								385.2

b.	Reconciliation of loss development information to the reserves for losses and loss adjustment expenses

The table below reconciles the loss development information to the Group’s reserves for losses and loss adjustment expenses at December 31, 2022 and 2021:

	2022	2021
Reserves for losses and loss adjustment expenses, net of reinsurance
Bespoke	$90.8	$(7.7)
Specialty	582.8	216.0
Reinsurance	375.1	369.1

Total reserves for losses and loss adjustment expenses, net of reinsurance	1,048.7	577.4

Reinsurance recoverable on unpaid losses
Bespoke	65.3	12.6
Specialty	278.5	111.9
Reinsurance	632.3	670.7

Total reserves for losses and loss adjustment expenses, net of reinsurance	976.1	795.2

Unallocated loss adjustment expenses	20.4	13.9

Total gross liability for unpaid losses and loss adjustment expenses	$2,045.2	$1,386.5

c.	Historical loss duration

The following table presents the Group’s historical average annual percentage payout of losses and loss adjustment expenses incurred, net of reinsurance by age at December 31, 2022.

F-43

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

The Group was incorporated on August 22, 2014 and commenced underwriting in 2015. As a result, the Group has limited historical data and is unable to present a full cycle of loss payments beyond year four as movements beyond this time horizon are not meaningful and may be misleading to the users of the financial statements.

December 31, 2022 (Unaudited)
Years	1	2	3	4
Bespoke	12%	46%	11%	26%
Specialty	12%	20%	6%	18%
Reinsurance	28%	29%	16%	2%

13.	Reinsurance and Retrocessional Reinsurance

The Group uses reinsurance and retrocessional reinsurance from time to time to manage its net retention on individual risks as well as overall exposure to losses while providing it with the ability to offer policies with sufficient limits to meet policyholder needs. In a reinsurance transaction, an insurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. In a retrocessional reinsurance transaction, a reinsurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. The ceding of insurance does not legally discharge the Group from its primary liability for the full amount of the policies, and the Group will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance or retrocessional agreement.

The following tables summarize the effect of reinsurance and retrocessional reinsurance on premiums written and earned and on losses and loss adjustment expenses for the years ended December 31, 2022, 2021 and 2020.:

	2022
	Premiums	Premiums earned	Losses and loss adjustment expenses
Direct	$2,069.1	$1,482.9	$732.6
Assumed	931.0	1,012.3	619.0
Ceded	(1,137.5)	(990.5)	(521.4)

Net	$1,862.6	$1,504.7	$830.2

	2021
	Premiums	Premiums earned	Losses and loss adjustment expenses
Direct	$1,498.7	$851.7	$338.6
Assumed	1,289.0	1,227.8	1,140.5
Ceded	(1,186.6)	(925.3)	(782.3)

Net	$1,601.1	$1,154.2	$696.8

F-44

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

	2020
	Premiums	Premiums earned	Losses and loss adjustment expenses
Direct	$721.5	$372.8	$106.4
Assumed	855.0	752.7	385.0
Ceded	(670.9)	(396.9)	(166.9)

Net	$905.6	$728.6	$324.5

The Group is exposed to the credit risk of the reinsurer, or the risk that one of its reinsurers becomes insolvent or otherwise unable or unwilling to pay policyholder claims. This credit risk is generally mitigated by either selecting well capitalized, highly rated authorized capacity providers or requiring that the capacity provider post substantial collateral to secure the reinsured risks, which, in some instances, exceeds the related reinsurance recoverable. Allowances are established for amounts deemed uncollectible.

The Group evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers. At December 31, 2022, the reinsurance balance recoverable on reserves for losses and loss adjustment expenses was $976.1 million (2021: $795.2 million) and the reinsurance balance recoverable on paid losses was $159.4 million (2021: $256.6 million). All reinsurance premiums ceded and reinsurance recoverables are either fully collateralized or placed with reinsurers that are rated A- or greater by A.M. Best or S&P, other than four reinsurers which are rated B++. Where an insurer does not have a credit rating, the Group has received collateral, including letters of credit and trust accounts. Collateral related to these reinsurance agreements is available, without restriction, when the Group pays losses covered by the reinsurance agreements.

At December 31, 2022 the three largest balances by reinsurer accounted for 25.3%, 6.0% and 5.0% (2021: 17.4%, 6.8% and 6.3%) of the total balance recoverable from reinsurers on paid and unpaid losses.

Although the Group has not experienced any credit losses to date, an inability of its reinsurers or retrocessionaires to meet their obligations to it over the relevant exposure periods for any reason could have a material adverse effect on its financial condition and results of operations.

The following table provides a roll forward of the allowance for expected credit losses of the Group’s reinsurance recoverables due from third parties on unpaid claims.

	Year ended December 31, 2022
	Reinsurance recoverable on unpaid claims	Allowance for Expected Credit Losses
Balance at the beginning of year	$795.2	$0.5
Change during the year	180.9	0.5

Balance at the end of year	$976.1	$1.0

F-45

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

	Year ended December 31, 2021
	Reinsurance recoverable on unpaid claims	Allowance for Expected Credit Losses
Balance at the beginning of year	$382.6	$—
Change during the year	412.6	0.5

Balance at the end of year	$795.2	$0.5

The following table provides a roll forward of the allowance for expected credit losses of the Group’s reinsurance recoverables due from third parties on paid claims.

	Year ended December 31, 2022
	Reinsurance recoverable on paid claims	Allowance for Expected Credit Losses
Balance at the beginning of year	$256.6	$—
Change during the year	(97.2)	—

Balance at the end of year	$159.4	$—

	Year ended December 31, 2021
	Reinsurance recoverable on paid claims	Allowance for Expected Credit Losses
Balance at the beginning of year	$105.7	$0.3
Change during the year	150.9	(0.3)

Balance at the end of year	$256.6	$—

Intercompany Retrocessional Reinsurance Arrangements

The Group has entered into various internal quota share retrocession agreements between its insurance carriers through which Fidelis Underwriting Limited (“FUL”) and Fidelis Insurance Bermuda Limited (“FIBL”) cedes some of its business to Fidelis Insurance Bermuda Limited (“FIBL”) each year on a risk attaching basis.

14.	Long term debt

On June 18, 2020, the Group issued $300.0 million and on July 2, 2020 the Group issued a further $30.0 million of its 4.875% Senior Notes due June 30, 2030 (collectively, the “Senior Notes”), with interest payable on June 30 and December 30 of each year, commencing on December 30, 2020. The Senior Notes are redeemable at the applicable redemption price, subject to the terms described in the indenture for the Senior Notes. However, the Senior Notes may not be redeemed prior to December 31, 2023 without approval from the Bermuda Monetary Authority (the “BMA”) and may not be redeemed at any time prior to their maturity if enhanced capital requirements, as established by the BMA, would be breached immediately before or after giving effect to the redemption of such notes, unless, in each case, the Group replaces the capital represented by the Senior Notes to be redeemed with capital having equal or better capital treatment as the notes under applicable BMA rules. The Senior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.

F-46

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

On October 16, 2020, the Group issued $105.0 million, and on October 20, 2020, the Group issued a further $20.0 million of its 6.625% Fixed-Rate Reset Junior Subordinated Notes due April 1, 2041 (collectively, the “Junior Notes”) with interest payable on April 1 and October 1 of each year, commencing on April 1, 2021. The interest rate is reset on April 1, 2026 at the US five-year treasury rate on the reset interest determination date plus 6.323%, and every five years thereafter. The Junior Notes are redeemable at par value for six months after each interest rate reset date. The Junior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.

The following table sets forth the principal amount of the debt issued as well as the unamortized discount and debt issuance costs at December 31, 2022 and 2021:

	2022		2021
	Principal	Unamortized discount and debt issuance costs	Principal	Unamortized discount and debt issuance costs
4.875% Senior notes due 2030	330.0	(5.6)	330.0	(6.2)
6.625% Fixed Rate Reset Junior Subordinated notes due 2041	125.0	(1.9)	125.0	(1.9)

Total	455.0	(7.5)	455.0	(8.1)

Preference Securities

In 2015, the Group issued 30,400 shares of cumulative 9% preference securities with a redemption price equal to $10,000 per share, plus all declared and unpaid dividends (the “preference securities”). Holders of preference securities are entitled to receive dividend payments only when, and if, declared by the Group’s Board of Directors. To the extent declared, these dividends will accumulate, with respect to each dividend period, in the amount per share equal to 9% of the $10,000 liquidation preference per annum. Currently the holders of all preference securities do not have any voting rights.

During the year, the Group paid quarterly preference dividends totaling $5.3 million (2021: $5.3 million, 2020: $14.4 million) to holders of the Group’s preference securities. At December 31, 2022, dividends payable of $0.2 million (2021: $0.2 million) are included in other liabilities. No other outstanding amounts are payable to holders of the Preference Securities.

During 2020, the Group repurchased 18,388 preference securities for a total of $209.1 million.

	At December 31,
	2022	2021
Preference securities, par value $0.01 per share
Authorized (thousands)	1,000	1,000

Issued and outstanding:
9% cumulative preference shares (thousands)	5.8	5.8

15.	Variable Interest Entities

At times, the Group has utilized VIEs both indirectly and directly in the ordinary course of the Group’s business.

F-47

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

During 2017, the Group, along with another investor, formed Pine Walk to provide administrative support to managing general agents. Pine Walk is deemed to be a variable interest entity as the equity is insufficient to finance operations without additional subordinated support in the form of a loan. At December 31, 2022, the current balance of the loan is $nil (2021: $1.2 million). Fidelis holds a majority interest in Pine Walk and has a majority of the board of director seats. Accordingly, the financial statements of Pine Walk have been included in the consolidated financial statements of the Group. Refer to Note 16, Non Controlling Interests for a summary of the non-controlling interests held in Pine Walk and other subsidiaries.

During 2017, Pine Walk, along with another investor, formed Firestone Surety Limited, which was renamed Oakside Surety Limited during 2018 (“Oakside”), a managing general agent that writes (re)insurance for FUL and FIID, focusing on surety bonds predominantly in the United Kingdom. Oakside is deemed to be a variable interest entity as the equity is insufficient to finance operations without additional subordinated support in the form of a loan. As of December 31, 2022, the current balance of the loan is $nil (2021: $0.4 million). Fidelis holds a minority interest in Oakside through Pine Walk. However, due to a de facto agent relationship the Group is considered to be the primary beneficiary, and the financial statements of Oakside have been consolidated in our consolidated financial statements.

During May 2018, Socium Re Limited (“Socium”), a Bermuda domiciled special purpose insurer, was formed to provide additional collateralized capacity to support the Group’s business through retrocession agreements. Socium is regulated as a segregated cell structure by the BMA with its capital substantially provided by third party capital providers. The Group is not the primary beneficiary of the segregated account of Socium and therefore records its investment within other assets on the Group’s Consolidated Balance Sheets. At December 31, 2022 the carrying value of the Group’s investment in Socium was $0.7 million, compared to the carrying value of $0.8 million at December 31, 2021, which is the maximum loss exposure to the Group.

During 2019, Pine Walk, along with another investor, formed Perigon Product Recall Limited (“Perigon”), a managing general agent that writes (re)insurance for FUL and FIID focusing on product recall and product contamination. Perigon is deemed to be a variable interest entity as the equity is insufficient to finance operations without additional subordinated support in the form of a loan. At December 31, 2022, the current balance of the loan is $0.4 million (2021: $0.6 million). Due to a de facto agent relationship with Perigon, Fidelis is considered to be the primary beneficiary and as such the financial statements of Perigon have been consolidated in our consolidated financial statements.

During 2020, Pine Walk formed Pine Walk Europe S.R.L. (“PWE”), a managing general agent that writes EEA business on behalf of Kersey, Oakside, Perigon and Navium . Through Pine Walk, Fidelis has a majority interest in PWE and can appoint the Directors. PWE meets the definition of a VIE as the companies that it writes business on behalf of have a right to profits from the entity but have no voting rights. As Fidelis either controls or is the primary beneficiary of the entities that have an interest in PWE, Fidelis is deemed to be the primary beneficiary of PWE and as such the financial statements of PWE have been consolidated in our consolidated financial statements.

During 2021, Pine Walk, along with another investor, formed Navium Marine Limited (“Navium”), a managing general agent that writes on FIID and FUL’s balance sheets focusing on Marine insurance. Navium is deemed to be a variable interest entity as the equity is insufficient to finance operations without additional subordinated support in the form of a loan. At December 31, 2022, the current balance of the loan is $1.2 million (2021: $1.3 million). Due to a de facto agent relationship with Navium, Fidelis is considered to be the primary beneficiary and as such the financial statements of Navium have been consolidated in our consolidated financial statements.

F-48

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

During 2021, Pine Walk, along with another investor, formed OPEnergy Limited (“OPEnergy”), a managing general agent that writes insurance for FUL focusing on Energy Liability insurance. OPEnergy is deemed to be a variable interest entity as the equity is insufficient to finance operations without additional subordinated support in the form of a loan. At December 31, 2022, the current balance of the loan is $0.8 million (2021: $0.7 million). Due to a de facto agent relationship with OPEnergy, the Group is considered to be the primary beneficiary and as such the financial statements of OPEnergy have been consolidated in our consolidated financial statements.

During 2021, Pine Walk, along with another investor, formed Pernix Specialty (“Pernix”), a managing general agent that writes insurance for FUL focusing on credit and political risk business. Pernix is deemed to be a variable interest entity as the equity is insufficient to finance operations without additional subordinated support in the form of a loan. At December 31, 2022, the current balance of the loan is $1.2 million (2021: $nil). Due to a de facto agent relationship with Pernix, the Group is considered to be the primary beneficiary and as such the financial statements of Pernix have been consolidated in our consolidated financial statements.

16.	Non-controlling Interests

A summary of the Group’s non-controlling interests, and the impact upon its Consolidated Balance Sheets and Consolidated Statement of Income is summarized below:

	Non-Controlling Interest (%)		Balance Sheet ($ million)		Income Statement ($ million)
	2022	2021	2022	2021	2022	2021	2020
Pine Walk Capital Limited	6%	13%	$1.2	$0.5	$1.2	$1.1	$0.1
Radius Specialty Limited	30%	31%	1.6	1.3	1.4	4.8	(0.6)
Oakside Surety Limited	62%	65%	0.8	0.5	0.6	0.8	0.2
Kersey Specialty Limited	30%	35%	0.9	0.9	0.7	1.3	—
Perigon Product Recall Limited	30%	35%	0.3	0.3	0.2	0.3	0.1
Pine Walk Europe S.R.L.	6%	13%	0.2	—	0.3	—	—
Navium Marine Limited	34%	39%	4.3	1.7	4.1	1.7	—
OPEnergy Limited	30%	35%	0.5	—	0.6	—	—
Pernix Specialty Limited	30%	30%	0.5	—	0.6	—	—
Omega National Title Agency Ventures LLC	—%	—%	—	—	—	—	0.3

Total non-controlling interest			$10.3	$5.2	$9.7	$10.0	$0.1

During 2022, the Group purchased an additional 7% share in Pine Walk Capital Limited for a total consideration of $11.7 million.

17.	Commitments and Contingencies

a.	Lease commitments

The Group’s leases primarily consist of operating leases for its offices in the U.K., Ireland and Bermuda. During 2022, the Group entered into new leases in the UK and Ireland, and extended its lease in Bermuda.

Total expected lease payments are based on the lease payments specified in the contract and the stated term, including any options to extend or terminate.

The Group’s operating leases have remaining lease terms of up to 12 years, some of which include options to extend the lease term. The Group considers these options when determining the lease term and measuring its

F-49

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

lease liability and right-of-use asset. In addition, the Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Short-term operating leases with an initial term of twelve months or less were excluded from the Group’s Consolidated Balance Sheet and represent an inconsequential amount of operating lease expense. These were entered into for the use of various office fixtures such as photocopiers and other IT equipment.

As most leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments.

The following table presents the Group’s operating lease right-of-use assets and lease liabilities:

	At December 31,
	2022	2021
Operating leases right-of-use assets	$26.8	$29.9
Operating lease liabilities	28.5	31.4
Operating lease weighted-average remaining lease term	9.1	9.6
Operating lease weight-average discount rate	7.8%	7.7%

The following table presents the Group’s operating lease expenses and cash flows:

	Years Ended December 31,
	2022	2021	2020
Operating lease costs	$4.3	$2.7	$1.7
Variable lease costs	—	—	—

Total lease expense	4.3	2.7	1.7

Operating cash outflows from operating leases	$2.6	$1.8	$2.2

The following table presents the Group’s future minimum annual lease commitments under various non-cancellable operating leases for the Group’s facilities:

Years Ending December 31,
2023	$2.5
2024	5.3
2025	4.7
2026	4.6
2027	4.6
Later years	18.5
Less present value discount	(11.7)

Total	$28.5

b.	Letter of credit facilities

At December 31, 2022, the Group had the following letter of credit facilities:

•

A Standby Letter of Credit Facility Agreement with Lloyds Bank plc (“Lloyds”), under which Lloyds committed to make available to the Group a letter of credit facility in the amount of $175.0 million was

F-50

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

renewed on September 21, 2021 for a 24 month term. The renewal was amended to reduce the unsecured tranche to $25.0 million and retain the secured tranche of $150.0 million. An additional secured accordion of $25.0 million was triggered prior to December 31, 2021. Letters of credit can be issued under the letter of credit facility with Lloyds for the purposes of 1) the provision of funds at Lloyds and 2) supporting insurance and reinsurance obligations. At December 31, 2022, there were letters of credit outstanding under the letter of credit facility with Lloyds totaling $101.2 million (2021: $162.7 million), secured by collateral in the amount of $92.4 million (2021: $157.3 million).

•

A Master Agreement for the Issuance of Payment Instruments with Citibank N.A., London Branch (“Citibank”), under which Citibank committed to make available a letter of credit facility in the amount of $250.0 million, was amended on December 13, 2022, effective December 31, 2022. The letter of credit facility with Citibank was reduced to $100.0 million, with the provision that the Group can request, from time to time, additional increments of $50.0 million, not to exceed $150.0 million. The letter of credit facility with Citibank is available until December 31, 2024. An additional uncommitted letter of credit facility was also agreed to with Citibank on October 6, 2021, for $200.0 million. At December 31, 2022, there were letters of credit outstanding under this letter of credit facility with Citibank totaling $100.1 million (2021: $208.9 million), with $7.1 million of non-renewed letters of credit expiring December 31, 2022, secured by collateral in the amount of $104.4 million (2021: $236.4 million).

•

On September 17, 2021, the letter of credit facility with Barclays Bank plc (“Barclays”) was renewed until September 15, 2023. The secured letter of credit facility with Barclays was amended to $60.0 million as was the unsecured tranche amended to $60.0 million. The borrowers of the letter of credit facility with Barclays continue to be Fidelis Insurance Bermuda Limited and Fidelis Underwriting Limited, with the guarantor continuing to be Fidelis Insurance Holdings Limited. A secured accordion under the letter of credit facility with Barclays of $100.0 million was triggered prior to December 31, 2021. At December 31, 2022 there were letters of credit outstanding under this letter of credit facility with Barclays totaling $88.2 million (2021: $23.4 million), secured by collateral in the amount of $45.7 million (2021: $nil).

•

On September 17, 2021 the letter of credit facility with Bank of Montreal (“BMO”) was renewed at $120.0 million, with a $60.0 million secured tranche and a $60.0 million unsecured tranche ending September 17, 2023. Fidelis Insurance Bermuda Limited is the borrower and Fidelis Insurance Holdings Limited is the guarantor. A secured accordion under the letter of credit facility with BMO of $80.0 million was triggered prior to December 31, 2021. At December 31, 2022 there were letters of credit outstanding under this letter of credit facility with BMO totaling $77.4 million (2021: $45.0 million), secured by collateral in the amount of $10.8 million (2021: $16.0 million).

•

A $50.0 million Standby Letter of Credit Facility Agreement with Lloyds, dated December 10, 2021 was made available to Fidelis Insurance Holdings Limited as parent, account party and guarantor, for a four-year period to provide regulated capital in respect of Ancillary Own Funds (“AOF”).

c.	Legal proceedings

From time to time in the normal course of business, the Group may be involved in formal and informal dispute resolution procedures, which may include arbitration or litigation, the outcomes of which determine the rights and obligations of the Group under the Group’s (re)insurance contracts, and other contractual agreements, or other matters as the case may be. In some disputes, the Group may seek to enforce its rights under an agreement or to collect funds owing to it. In other matters, the Group may resist attempts by others to collect funds or

F-51

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

enforce alleged rights. While the final outcome of legal disputes that may arise cannot be predicted with certainty, the Group do not believe that the eventual outcome of any specific litigation, arbitration or alternative dispute resolution proceedings to which the Group are currently a party will have a material adverse effect on the financial condition of the Group’s business as a whole.

d.	Concentration of credit risk

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. The Group underwrites all of its (re)insurance business through brokers and as a result credit risk exists should any of these brokers be unable to fulfil their contractual obligations with respect to the payments of premium or failure to pass on claims, if there is risk transfer, to the Group. During the years ended December 31, 2022 and December 31, 2021, gross premiums written generated from or placed by the below companies collectively accounted for more than 10% of the Group’s combined gross premiums written, as follows:

	2022	2021	2020
Aon plc	15%	22%	31%
Marsh & McLennan Companies, Inc	20%	24%	19%
Others	65%	54%	50%

The Group has policies and standards in place to manage and monitor the credit risk of intermediaries with a focus on day-to-day monitoring of the largest positions. Note 13, Reinsurance and Retrocessional Reinsurance describes the credit risk related to the Group’s reinsurance recoverables.

e.	Intragroup guarantees

The Group has unconditionally and irrevocably guaranteed all of the financial obligations of FUL and FIID. The Group has guaranteed Fidelis Marketing Limited’s lease obligations.

18.	Related Party Transactions

For the year ended December 31, 2022, the Group ceded reinsurance premiums of $0.1 million (2021: $0.2 million, 2020: $2.8 million), of which $0.1 million was earned in the year (2021: $0.7 million, 2020: $7.4 million) and ceded losses of minus $3.4 million (2021: minus $0.4 million, 2020: $7.7 million) to Socium. At December 31, 2022, the amount of reinsurance recoverable on unpaid and paid losses from Socium was $5.8 million (2021: $10.5 million) and the amount of ceded reinsurance payable included in insurance and reinsurance balances payable to Socium was $2.6 million (2021: $0.6 million) in the Consolidated Balance Sheets.

During 2019, the Group made interest free loans to management of $4.5 million and is recorded within other assets in the Consolidated Balance Sheets. At December 31, 2022, the outstanding balance is $4.5 million (2021: $4.5 million).

19.	Statutory Requirements and Dividend Restrictions

The Group’s ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the jurisdictions in which the Group and its subsidiaries operate, detailed further below. The minimum required statutory capital and surplus is the amount of statutory capital and surplus necessary to satisfy regulatory requirements based on the Group’s current operations.

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Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

The estimated statutory capital and surplus and minimum required statutory capital and surplus for the Group’s regulatory jurisdictions is as follows:

	December 31, 2022
	Bermuda(1)	United Kingdom(2)	Republic of Ireland(2)
Minimum statutory capital and surplus	$620.0	$550.0	$80.0
Statutory capital and surplus	1,495.0	860.0	150.0
Available capital for distribution	875.0	295.0	65.0

	December 31, 2021
	Bermuda(1)	United Kingdom(2)	Republic of Ireland(2)
Minimum statutory capital and surplus	662.4	500.3	68.3
Statutory capital and surplus	1,765.0	750.0	115.0
Available capital for distribution	1,102.6	249.7	46.7

(1)	Required statutory capital and surplus represents the Enhanced Capital Requirement (“ECR”).
(2)	Required statutory capital and surplus represents the Solvency II Solvency Capital Requirement (“SCR”).

Bermuda operations

The BMA acts as group supervisor of the Group and has designated FIBL as the ‘designated insurer’ of the Group. In accordance with the Group supervision and insurance group solvency rules, the Group is required to prepare and submit audited Group GAAP financial statements, a Group statutory financial return (“SFR”), a Group capital and solvency return (“CSR”) and a Group Quarterly Financial Return (“QFR”).

Under the Insurance Act 1978, amendments thereto and Related Regulations of Bermuda (the Insurance Act), FIBL is required to prepare and submit annual audited GAAP financial statements and statutory financial statements and to file with the BMA an SFR, CSR and audited GAAP financial statements.

As a Class 4 (re)insurer, FIBL is required to maintain available statutory economic capital and surplus at a level equal to or greater than the ECR. The ECR is the higher of the prescribed minimum solvency margin (“MSM”) or the required capital calculated by reference to the Bermuda Solvency Capital Requirement (“BSCR”) model. The BSCR model is a risk-based capital model that provides a method for determining a (re)insurer’s capital requirements (statutory capital and surplus) by taking into account the risk characteristics of different aspects of the (re)insurer’s business. In addition, the Group is required to maintain available statutory economic capital and surplus at a level equal to or in excess of the group ECR which is established by reference to the Group BSCR model.

Under the Insurance Act, FIBL is prohibited from declaring or paying a dividend if it is in breach of its minimum solvency margin, ECR or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. In addition, FIBL is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files with the BMA an affidavit stating that it will continue to meet the relevant solvency and liquidity margins. Without the approval of the BMA, FIBL is prohibited from reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements and any application for such approval must include an affidavit stating that it will continue to meet the required solvency and liquidity margins. In addition,

F-53

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

under the Companies Act 1981, FIBL would be prohibited from making a distribution out of contributed surplus if there are reasonable grounds for believing that (a) FIBL is, or would after the payment be, unable to pay its liabilities as they become due or (b) the realizable value of FIBL’s assets would thereby be less than its liabilities.

United Kingdom Operations

FUL is regulated by the PRA and therefore is subject to the Solvency II regime which has been effective from 1 January 2016 and established a new set of EU-wide capital requirements, risk management and disclosure standards. The Company is required to meet a SCR which is calibrated to seek to ensure a 99.5% confidence of the ability to meet obligations over a 12-month time horizon. The Company calculates its SCR in accordance with the standard formula prescribed in the Solvency II regulations as the assumptions underlying the standard formula are not inappropriate for FUL’s risk profile.

The PRA regulatory requirements impose no explicit restrictions on the U.K. subsidiaries’ ability to pay a dividend, but FUL would have to notify the PRA 28 days prior to any proposed dividend payment. In addition, the Group’s U.K. subsidiaries must comply with the United Kingdom Companies Act of 2006, which provides that dividends may only be paid out of profits available for that purpose.

Ireland operations

FIID is regulated by the Central Bank of Ireland (“CBI”) and therefore is subject to the Solvency II regime which has been effective from 1 January 2016 and established a set of EU-wide capital requirements, risk management and disclosure standards. The Company is required to meet its SCR which, as for FUL, is calibrated to seek to ensure a 99.5% confidence of the ability to meet obligations over a 12-month time horizon. The Company calculates its SCR in accordance with the standard formula prescribed in the Solvency II regulations as the assumptions underlying the standard formula are not inappropriate for FIID’s risk profile.

The regulatory requirements impose no explicit restrictions on FIID’s ability to pay a dividend, but FIID would have to notify the CBI prior to any proposed dividend payment. Under Irish Company law dividends may only be distributed from profits available for distribution, which consist of accumulated realized profits less accumulated realized losses.

20.	Earnings Per Share

	2022	2021	2020
Earnings per common share
Net profit available to Fidelis Insurance Holdings Limited common shareholders	52.6	68.3	126.5
Weighted average common shares outstanding (in millions)	211.2	212.5	181.4
Earnings per common share	0.25	0.32	0.70

Earnings per diluted common share
Net profit available to Fidelis Insurance Holdings Limited common shareholders	52.6	68.3	126.5
Weighted average common shares outstanding (in millions)	211.2	212.5	181.4
Share-based compensation plans	5.5	5.3	5.3
Weighted average diluted common shares outstanding	216.7	217.8	186.7
Earnings per diluted common share	0.24	0.31	0.68

F-54

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

21.	Share Capital Authorized and Issued

The following sets out the number and par value of shares authorized, issued and outstanding at December 31, 2022 and 2021:

	2022	2021
Common shares, par value $0.01 per share
Authorized (thousands)	600,000.0	600,000.0

Issued and outstanding
Common shares (thousands)	211,462.4	210,895.0

Common shares

On July 15, 2021, the Group issued 21,602,305 shares for $318.2 million, net of issuance costs. On August 26, 2021, the Group repurchased 21,593,391 shares for $318.5 million, including costs of $4.4 million.

On February 10, 2020 the Group issued 15,115,722 common shares for a total of $142.3 million, net of issuance costs. On June 10, 2020, the Group issued 37,536,911 common shares for a total of $355.0 million, net of issuance costs. On July 23, 2020 the Group issued 14,764,344 common shares for a total of $139.0 million. On December 1, 2020 the Group issued 4,517,750 common shares for a total of $60.6 million, net of issuance costs.

No dividends were declared in 2022, 2021 or 2020.

22.	Share Compensation

Warrants

In 2015, the Group reserved for issuance of warrants to purchase common shares, in the aggregate, up to 16.5% of the diluted shares: Founder’s warrants, Basic warrants, and Ratchet warrants. Warrants expire ten years from date of grant.

Warrants are valued using the Black Scholes option-pricing model. Share price volatility estimates of 17.1% and 17.8% were used based on ten-year volatility look-back of a peer group of (re)insurers as the Group has only been in operation for seven years, therefore it was not practicable to estimate the Group’s share price volatility. The other assumptions used in the Black Scholes option-pricing model were as follows: risk free rates ranging from 0.59% - 1.56%, expected life of 10 years, and a 0.0% dividend yield.

Warrant exercises are satisfied through the issue of new shares.

Founders’ warrants

The Founders’ warrants require certain performance conditions and at December 31, 2022, these conditions were not met. Since the initial grant in 2015, additional grants have occurred due to the anti-dilution clauses contained in the warrant agreements. Founder warrants have an exercise price of $10.

F-55

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

The Founders’ warrant activity for the years ended December 31, 2022 and 2021 was as follows:

	Number of warrants	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at December 31, 2020	22,647,952	$2.83	5.9 years
Granted	265,528	5.61
Outstanding at December 31, 2021	22,913,480	$2.86	5.0 years
Granted	161,596	6.90
Outstanding at December 31, 2022	23,075,076	$2.89	4.0 years

Basic warrants

Management were issued basic warrants subject to a service condition only. The service condition is met with a portion vesting and becoming exercisable immediately, on grant, and the remainder vesting and becoming exercisable on each of the first five anniversary dates following the original grant date of the warrants. The vesting percentages range from 12.5% to 25.0% annually. All basic warrants have now vested.

For the year ended December 31, 2022, total compensation expense of $1.9 million (2021: $2.5 million, 2020: $18.0 million) related to basic warrants was included in general and administrative expenses. At December 31, 2022, the Group had $nil (2021: $nil, 2020: $nil) of unamortized share compensation expense related to the basic warrants.

The associated tax benefit recorded to income tax expense in the Consolidated Statement of Operations in respect of basic warrants was $0.3 million, $0.5 million and $3.4 million for the years ended December 31, 2022, 2021 and 2020 respectively.

The basic warrant activity for the years ended December 31, 2022 and 2021 were as follows:

	Number of warrants	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at December 31, 2020	17,606,873	$1.83	8.0 years
Granted	568,141	4.40
Exercised	(307,277)	2.61
Forfeited	(364,180)	1.72
Outstanding at December 31, 2021	17,503,557	$1.83	7.1 years
Exercisable at December 31, 2021	17,503,557	$1.83	7.1 years
Granted	352,453	5.55
Exercised	(315,575)	4.53
Forfeited	(61,757)	4.03
Outstanding at December 31, 2022	17,478,678	$1.92	6.1 years
Exercisable at December 31, 2022	17,478,678	$1.92	6.1 years

Ratchet warrants

Management were issued ratchet warrants subject to a service and performance condition. No ratchet warrants were exercisable at December 31, 2022 (2021: $nil, 2020: $nil).

F-56

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

The performance condition will be met with respect to ratchet warrants upon meeting Group performance goals, including achieving specific target internal rate of return thresholds. Upon meeting all required performance conditions, the ratchet warrants will vest on the fifth anniversary following the grant date. For the year ended December 31, 2022, total compensation expense of $nil (2021: $nil, 2020: $nil) related to ratchet warrants was included in general and administrative expenses. At December 31, 2022, the Group had $nil (2021: $nil, 2020: $nil) of unamortized share compensation expense related to the ratchet warrants.

Ratchet warrant activity for the years ended December 31, 2022 and 2021 was as follows:

	Number of warrants	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at December 31, 2020	2,110,165	$3.00	6.5 years
Granted	37,309	6.58
Forfeited	(355,135)	3.00
Outstanding at December 31, 2021	1,792,339	$3.07	5.6 years
Granted	23,400	7.88
Forfeited
Outstanding at December 31, 2022	1,815,739	$3.07	4.7 years

Restricted stock units

On February 17, 2016, the 2015 Non-Qualified Share Option Plan (the “2015 Plan”) was approved by the Board of Directors. The Group reserved up to 2% of the diluted shares to the issuance of RSUs to purchase common shares. The RSUs are granted with a $0.01 exercise price and expire 10 years from the date of issuance.

On November 8, 2018, the 2018 Non-Qualified Share Option Plan (the “2018 Plan”) was approved by the Board of Directors. The Group reserved up to 3% of the diluted shares to the issuance of RSUs to purchase common shares. The RSUs are granted with a $0.01 exercise price and expire 10 years from the date of issuance. RSU exercises are satisfied through the issue of new shares.

The RSUs contain both service and performance conditions. The RSUs vest after a three-year period and a portion are subject to the satisfaction of certain performance conditions based on achievement of pre-established targets for return on equity for the Group as well as a relative performance metric compared to peers. The fair value of the RSUs is estimated at the latest price at which the Group raised capital. Where no recent capital transaction has occurred, the fair value is determined by the Board.

F-57

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

The following table provides RSU activity for the years ended December 31, 2022 and 2021:

	Number of warrants	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at December 31, 2020	3,906,432	$8.73	1.3 years
Exercisable at December 31, 2020	111,610	8.35
Granted	1,767,032	13.10
Exercised	(1,113,625)	8.38
Forfeited	(107,720)	10.49
Outstanding at December 31, 2021	4,452,119	$10.45	1.2 years
Exercisable at December 31, 2021	194,535	8.38
Granted	1,318,287	16.13
Exercised	(869,760)	9.27
Forfeited	(220,592)	11.00
Outstanding at December 31, 2022	4,680,054	$7.66	1.1 years
Exercisable at December 31, 2022	287,218	8.10

The number of RSUs included in the above table are based upon target vesting of 100%, but actual vesting will differ. Within the granted line for 2022 is a reduction of 271,426 RSUs granted as a result of the performance targets for the 2019 RSU grant not being met. Within the granted line for 2021 are 110,575 RSUs that relate to additional RSUs granted as a result of the performance targets for the 2018 RSU grant being exceeded.

At December 31, 2022, total compensation expense of $13.9 million (2021: $7.3 million, 2020: $14.6 million) relating to the RSUs was included in general and administrative expenses. An income tax benefit of $1.6 million (2021: $1.4 million; 2020: $2.8 million). At December 31, 2022, there was a remaining unamortized balance of $21.0 million (2021: $18.3 million, 2020: $20.1 million), which will be recognized over the remaining service period.

23.	Income Taxes

Net income before tax is split between the Group’s operating jurisdictions based on the jurisdiction of tax residence as per below:

	For the year ended December 31,
	2022	2021	2020
United Kingdom	72.6	33.4	(32.7)
Bermuda	(0.3)	40.0	159.0
Republic of Ireland	3.9	5.5	(3.4)
US	—	(0.2)	0.6
Belgium	3.9	—	—

Total	80.1	78.7	123.5

United Kingdom

FIHL, Pine Walk, FUL and FML are tax resident in the United Kingdom and are subject to relevant taxes in that jurisdiction. The U.K. Government made a number of tax law changes during 2021. These include confirming

F-58

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

that the rate of corporation tax will increase to 25% from April 1, 2023. This new law was enacted on June 10, 2021. Deferred taxes at the December 31, 2022 and 2021 balance sheet dates have been measured using these enacted tax rates. This means that the 25% main rate of corporation tax will be relevant for any temporary differences expected to reverse on or after April 1, 2023. Corporation tax receivable/payable has not been relieved at full value and losses will be carried forward and the deferred tax asset at December 31, 2022 has been measured at 25% (2021: 25%).

2021 to 2022 are open tax years in the United Kingdom.

Bermuda

Under current Bermuda law, the Group’s Bermudian subsidiary, FIBL, is not required to pay any taxes in Bermuda on its income or capital gains. The subsidiary has received undertakings from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2035 under the Tax Assurance Certificates issued to such entities pursuant to the Bermuda Exempted Undertakings Tax Protection Act of 1966, as amended. The impact of this is included within income/losses not subject to income taxes in ‘Impact of differences in tax rates’ as set out in the reconciliation of the difference between the charge for income taxes and the expected tax expense below.

Republic of Ireland

FIID is tax resident in the Republic of Ireland (ROI). In addition, FML has elected for its Irish branch to not be subject to UK income taxes. As such both FIID and the Irish branch of FML are subject to Irish corporation tax, and not UK corporation tax, on their trading profits at a rate of 12.5%.

2018 to 2021 are open tax years in the ROI.

United States

Fidelis US Holdings Inc, (“FUSH”), an immaterial subsidiary of the Group is tax resident in the United States and is subject to relevant taxes in that jurisdiction.

The statute of limitations on corporate tax returns is three years after such that 2019 to 2022 are considered open tax years in the US with the US tax authorities.

The Group continues to believe that it has made adequate provision for the liabilities likely to arise from periods open to examination. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant taxing authorities. Fidelis has developed its process to review and measure tax positions using internal expertise, experience and judgment, together with assistance and opinions from professional advisors. Original estimates are always refined as additional information becomes available.

F-59

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

The Group income tax (expense)/benefit for the years ended December 31, 2022, 2021, and 2020 is as follows:

	2022	2021	2020
Current tax expense	$(28.2)	$(26.8)	$(2.9)
Deferred tax benefit (excluding rate change)	10.4	17.8	4.7
Rate change on deferred tax	—	8.6	1.3

Income tax (expense)/benefit	$(17.8)	$(0.4)	$3.1

	2022	2021	2020
Income tax (expense)/benefit allocated to net income	$(17.8)	$(0.4)	$3.1
Income tax (expense)/benefit allocated to comprehensive income	8.1	2.4	(0.7)

Total income tax (expense)/benefit allocated to comprehensive income	$(9.7)	$2.0	$2.4

	Year ended December 31, 2022
	Income/(loss) before tax	Current tax benefit/(expense)	Deferred tax benefit/(expense)	Total income tax benefit/(expense)
	($ in millions)
United Kingdom	$72.6	$(25.4)	$10.6	$(14.8)
Bermuda	(0.3)	—	—	—
US	—	—	—	—
Republic of Ireland	3.9	(0.4)	(0.2)	(0.6)
Belgium	3.9	(2.4)	—	(2.4)

Total	$80.1	$(28.2)	$10.4	$(17.8)

	Year ended December 31, 2021
	Income/(loss) before tax	Current tax benefit/(expense)	Deferred tax benefit/(expense)	Total income tax benefit/(expense)
	($ in millions)
United Kingdom	$33.4	$(26.3)	$26.9	$0.6
Bermuda	40.0	—	—	—
US	(0.2)	—	—	—
Republic of Ireland	5.5	(0.5)	(0.5)	(1.0)
Belgium	—	—	—	—

Total	$78.7	$(26.8)	$26.4	$(0.4)

	Year ended December 31, 2020
	Income/(loss) before tax	Current tax benefit/(expense)	Deferred tax benefit/(expense)	Total income tax benefit/(expense)
	($ in millions)
United Kingdom	$(32.7)	$(2.7)	$5.6	$2.9
Bermuda	159.0	—	—	—
US	0.6	—	—	—
Republic of Ireland	(3.4)	(0.2)	0.4	0.2
Belgium	—	—	—	—

Total	$123.5	$(2.9)	$6.0	$3.1

F-60

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

The effective tax rate for the Group is 23.1% (2021: 0.5%, 2020: negative 2.5%).

A reconciliation of the difference between reported income tax (expense)/benefit and the expected income tax expense at the average UK statutory income tax rate for the years ended December 31, 2022, 2021 and 2020 is provided below. The expected income tax expense has been calculated using income before income taxes multiplied by the UK statutory income tax rate, the income tax rate in Fidelis’s country of tax residence.

	2022	2021	2020
Expected income tax expense at the UK income tax rate of 19%	$(14.6)	$(14.9)	$(23.5)
Reconciling items
Disallowable expenses	(7.1)	(2.7)	(7.7)
Income not subject to income taxes	0.3	0.1	0.3
Adjustments in respect of prior year	0.1	0.1	2.9
Effects of changes to UK tax rates	—	8.6	1.3
Impact of differences in tax rates	2.8	8.1	30.0
Change in valuation allowance	—	(0.5)	(0.1)
Foreign currency transactions	0.7	0.8	(0.1)

Income tax (expense)/benefit	$(17.8)	$(0.4)	$3.1

The components of the Group’s net non-current deferred tax asset at December 31, 2022 and 2021 are as follows:

	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$43.0	$31.2
Other temporary differences	0.5	0.8
Fixed assets	—	0.7
Available-for-sale investments	9.1	1.1
Share based payments	8.3	8.7
Corporate interest restriction carryforwards	1.5	—

Total deferred tax assets	62.4	42.5

Deferred tax liabilities:
Fixed assets	(1.7)	—

Total deferred tax liabilities	(1.7)	—

Valuation allowance	(2.2)	(2.2)

Net deferred tax asset	$58.5	$40.3

The net operating loss carryforwards on which the deferred tax asset has been provided consist of $175.8 million (2021: $125.0 million) arising in the UK and $nil (2021: $2.2 million) arising in the ROI. There is no expiry date for the losses. In addition to the operating loss carryforwards, there is a corporate interest rate restriction carryforward of $5.9 million in the UK (2021: nil). There is no expiry date for the losses. A valuation allowance of $2.2 million (2021: $2.2 million) has been made against certain loss carryforwards in the UK as the Group considers that it is more likely than not that these will not be recovered against future income.

The Group paid and accrued interest payments to the UK taxing authority, His Majesty’s Revenue and Customs (“HMRC”), totaling $nil for the year ended December 31, 2022 (2021: $0.2 million, 2020: $nil).

F-61

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

At December 31, 2022, $15.4 million was owed in total to taxing authorities in jurisdictions where the Group operates (2021: $4.3 million). This amount is included within ‘Other liabilities’ on the Consolidated Balance Sheet.

At December 31, 2022, the Group did not have any material unrecognized tax benefits. The Group does not anticipate any changes in unrecognized tax benefits during 2023 that would have a material impact on the Group’s income tax expense.

During 2021, the OECD published a framework for the introduction of a global minimum tax rate of 15%, applicable to large multinational groups. In July 2022, HM Treasury released draft legislation to implement these rules for accounting periods starting on or after December 31, 2023. The Group is reviewing and monitoring these draft rules, which have not been enacted, to understand any potential impacts.

24. Ukraine Conflict

On February 24, 2022, the Russian Federation invaded Ukraine resulting in armed conflict in Ukraine and the Black Sea (“Ukraine Conflict”). Subsequently a number of countries, including the United States of America, the United Kingdom, and those in the European Union, placed significant sanctions on Russian institutions and persons which resulted in a devaluation of the Ruble and a fall in the value of Russian fixed income and equity assets, and the prompt withdrawal of companies from Russia without securing their assets. Fidelis has minimal direct exposure to Russian equities and minimal exposure to fixed income assets impacted by sanctions. It had now been over a year since the commencement of the Ukraine Conflict. Fidelis has potential exposure to losses associated with the conflict in Ukraine and the Black Sea through certain lines in the Bespoke and Specialty segments. Fidelis, in common with the rest of the London Aviation Insurance Market, is the subject of various litigation proceedings brought by Aircraft Lessors in the United States of America, the United Kingdom, and those in the European Union. Notwithstanding this, Fidelis continues to believe the impact of the Ukraine Conflict will not adversely affect the Group’s ability to operate as a going concern.

25. Subsequent Events

Subsequent events have been evaluated up to the issuance of these consolidated financial statements.

On January 3, 2023, the Group completed a transaction pursuant to which (i) Pine Walk and its investments in the MGAs, together with FML, were distributed to shareholders to form a new managing general underwriting business (“Fidelis MGU”) and (ii) Fidelis MGU was acquired by a consortium of investors (together known as “the “Separation Transactions”). Following the consummation of the Separation Agreement, Fidelis MGU acquired approximately 9.9% of the common shares in the Group.

Immediately prior to the consummation of the Separation Transactions, the Group accelerated the vesting of all unvested RSUs. This resulted in the acceleration of compensation expense of $21.0 million and an employer tax expense of $17.3 million in the three months ending March 31, 2023. The RSUs and warrants were exercised on the date of the Separation Transactions, resulting in the issuance of 14,732,262 common shares. The awards were net settled, resulting in a $50.6 million reduction of additional paid-in capital for the employees’ tax obligations with respect to these awards. The exercise of the warrants triggered the payment of cumulative dividends of $34.1 million.

The Separation Transactions resulted in certain shareholders receiving cash in lieu of their interest in Fidelis MGU. As a result, the distribution of Fidelis MGU will be recorded at its fair value estimated to be between $1.7

F-62

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FIDELIS INSURANCE HOLDINGS LIMITED

Notes to Consolidated Financial Statement

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020

(Expressed in millions of U.S. dollars)

billion and $1.9 billion. The distribution of Fidelis MGU to shareholders of the Group will result in the deconsolidation of net assets of $68.8 million, and the cancellation of 105,790,271 common shares in the Group. Following the Separation Transactions there are 120,404,350 common shares issued and outstanding.

Fidelis MGU will manage underwriting, origination, outwards reinsurance, actuarial and claims services with review and oversight from the Group. Each of FIBL, FUL and FIID has entered a delegated underwriting authority agreement with a relevant entity within the Fidelis MGU group, in each case with effect from January 1, 2023. The agreements have a rolling 10-year term and provide for the payment of the following fees to Fidelis MGU:

a.	A ceding commission of 11.5% of net premiums written of open market business.

b.	A ceding commission of 3% of net premiums written of business sourced via third-party managing general underwriters.

c.	A profit commission of 20% of the operating profit generated on the sourced business, subject to a hurdle rate of return of 5% of underwriting return on equity.

d.	A portfolio management fee of 3% of net premiums written of the business sourced by Fidelis MGU.

In connection with the successful consummation of the Separation Transactions, the Group incurred professional fees of $28.6 million during the three months ending March 31, 2023.

F-63

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SCHEDULE I—FIDELIS INSURANCE HOLDINGS LIMITED

Summary of Investments—Other than Investments in Related Parties

*	Fidelis Insurance Holdings Limited holds no investments other than cash and cash equivalents

F-64

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SCHEDULE II—FIDELIS INSURANCE HOLDINGS LIMITED

Condensed Financial Information of Registrant

Condensed Balance Sheet—Parent company only

(expressed in millions of US Dollars)

	December 31, 2022	December 31 2021
Assets
Investments in subsidiaries	$2,302.8	$2,489.7
Cash and cash equivalents	127.6	15.1
Amounts due from affiliates	27.8	21.4
Deferred tax assets	38.8	24.6
Other assets	8.9	4.7

Total assets	$2,505.9	$2,555.5

Liabilities and shareholders’ equity
Liabilities
Amounts due to affiliates	$23.2	$31.7
Loan notes	447.5	446.9
Preference securities	58.4	58.4
Other liabilities	—	4.6

Total liabilities	$529.1	$541.6

Shareholders’ equity
211,462,359 ordinary shares of par value $0.01 each (December 31, 2021 - 210,895,001 ordinary shares)	$2.1	$2.1
Additional paid-in capital	2,075.0	2,075.2
Accumulated other comprehensive loss	(100.8)	(11.3)
Retained earnings/(accumulated deficit)	0.5	(52.1)

Total shareholders’ equity	$1,976.8	$2,013.9

Total liabilities and shareholders’ equity	$2,505.9	$2,555.5

F-65

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SCHEDULE II—FIDELIS INSURANCE HOLDINGS LIMITED

Condensed Financial Information of Registrant

Condensed Statement of Income (Loss)—Parent company only

(expressed in millions of US Dollars)

	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Revenues
Net investment income	$0.4	$—	$0.3
Dividend from subsidiaries	220.9	83.0	50.5
Net foreign exchange gains	0.3	—	—
Other income	—	—	2.8

Total revenues	$221.6	$83.0	$53.6

Expenses
General and administrative expenses	47.2	24.8	26.9
Financing costs	30.3	30.9	24.2
Loss on extinguishment of preference securities	—	—	25.3
Net foreign exchange losses	—	(0.3)	(0.1)

Total expenses	$77.5	$55.4	$76.3

Income/(loss) before income taxes	$144.1	$27.6	$(22.7)
Income tax benefit	14.2	15.3	7.1

Net income/(loss) before equity in net income of subsidiaries	$158.3	$42.9	$(15.6)
Equity income/(loss) net income of subsidiaries	(105.7)	25.4	142.1

Net income available to common shareholders	$52.6	$68.3	$126.5

Other Comprehensive income/(loss)
Unrealized (loss)/gains on AFS financial assets	$(96.5)	$(36.1)	$12.1
Income tax benefit/(expense), all of which relates to unrealized (loss)/gain on AFS financial assets	8.1	2.4	(0.7)
Currency translation adjustments	(1.1)	(0.2)	—

Total other comprehensive income/(loss) available to common shareholders	$(89.5)	$(33.9)	$11.4

Comprehensive income/(loss) available to common shareholders	$(36.9)	$34.4	$137.9

F-66

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SCHEDULE II—FIDELIS INSURANCE HOLDINGS LIMITED

Condensed Financial Information of Registrant

Condensed Statement of Cash flows—Parent company only

(expressed in millions of US Dollars)

	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Operating activities
Net income	$52.6	$68.3	$126.5
Less: Equity in net income of subsidiaries	105.7	(25.4)	(142.1)
Share based compensation expense	10.8	9.8	32.6
Income tax benefit	(14.2)	(21.3)	(0.4)
Adjustments to reconcile net income to net cash provided by operating activities
Changes in assets and liabilities:
Due to from subsidiaries	(14.9)	21.3	(3.1)
Other assets	(4.2)	(0.4)	5.5
Other liabilities	(4.6)	(1.5)	1.1

Net cash provided by operating activities	$131.2	$50.8	$20.1

Investing activities:
Contributed capital to subsidiaries	—	(75.0)	(936.5)
Purchase of non-controlling interest	(18.2)	—	—

Net cash used in investing activities	$(18.2)	$(75.0)	$(936.5)
Financing activities:
Proceeds from issuance of loan notes, net of issuance costs	—	—	445.7
Proceeds from issuance of common shares, net of issuance costs	—	318.2	691.8
Repurchase of common shares	—	(320.9)	—
Dividends on common shares	(0.5)	(2.1)	(5.1)
Repurchase of preference securities	—	—	(183.8)

Net cash provided by (used in) financing activity	$(0.5)	$(4.8)	$948.6
Net increase/(decrease) in cash and cash equivalents	112.5	(29.0)	32.2
Cash and cash equivalents at beginning of period	15.1	44.1	11.9

Cash and cash equivalents at end of period	$127.6	$15.1	$44.1

F-67

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SCHEDULE III—FIDELIS INSURANCE HOLDINGS LIMITED AND SUBSIDIARIES

Supplementary Insurance Information

(expressed in millions of US Dollars)

	Deferred policy acquisition costs	Reserve for losses and loss adjustment expenses	Unearned Premiums	Net Premiums Earned	Net Investment Income*	Net Losses and Loss Adjustment Expenses incurred	Amortization of Deferred policy acquisition costs	General and administrative expenses	Net Premiums Written
December 31, 2022
Bespoke	$338.7	157.6	1,394.6	379.4	—	118.9	141.2	—	561.7
Specialty	156.2	870.0	1,055.4	852.8	—	508.7	219.5	—	1,060.8
Reinsurance	20.9	1,017.6	168.6	272.5	—	202.6	87.0	—	240.1
Other	—	—	—	—	40.7	—	—	(106.4)	—

Total	$515.8	2,045.2	2,618.6	1,504.7	40.7	830.2	447.7	(106.4)	1,862.6

December 31, 2021
Bespoke	274.7	5.1	1,100.6	251.9	—	71.4	84.6	—	434.6
Specialty	101.4	329.9	742.9	535.3	—	206.2	127.3	—	758.2
Reinsurance	27.2	1,051.5	270.2	367.0	—	419.2	88.0	—	408.3
Other	—	—	—	—	20.6	—	—	(75.4)	—

Total	$403.3	1,386.5	2,113.7	1,154.2	20.6	696.8	299.9	(75.4)	1,601.1

December 31, 2020
Bespoke	214.2	130.0	816.9	212.5	—	70.5	66.8	—	251.2
Specialty	48.0	144.0	429.4	171.7	—	64.8	36.5	—	403.1
Reinsurance	14.3	544.0	159.2	344.4	—	189.2	75.9	—	251.3
Other	—	—	—	—	26.2	—	—	(83.5)	—

Total	$276.5	818.0	1,405.5	728.6	26.2	324.5	179.2	(83.5)	905.6

* The Company does not manage its assets by segment and accordingly net investment income is not allocated to each underwriting segment. In addition, operating expenses are not allocated to segment (as employees and their associated costs) work across segments.

F-68

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SCHEDULE IV—FIDELIS INSURANCE HOLDINGS LIMITED AND SUBSIDIARIES

Reinsurance

(expressed in millions of US Dollars)

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year Ended December 31, 2022
Premiums Written:
Bespoke	724.5	(221.5)	58.7	561.7	10%
Specialty	1,344.6	(549.9)	266.1	1,060.8	25%
Reinsurance	—	(366.1)	606.2	240.1	252%

Total	2,069.1	(1,137.5)	931.0	1,862.6

Year Ended December 31, 2021
Premiums Written:
Bespoke	592.7	(153.4)	(4.7)	434.6	(1%)
Specialty	906.0	(357.0)	209.2	758.2	28%
Reinsurance	—	(676.2)	1,084.5	408.3	266%

Total	1,498.7	(1,186.6)	1,289.0	1,601.1

Year Ended December 31, 2020
Premiums Written:
Bespoke	326.5	(87.9)	12.6	251.2	5%
Specialty	394.2	(174.8)	183.7	403.1	46%
Reinsurance	0.8	(408.2)	658.7	251.3	262%

Total	721.5	(670.9)	855.0	905.6

F-69

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SCHEDULE VI—FIDELIS INSURANCE HOLDINGS LIMITED AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION FOR PROPERTY AND CASUALTY INSURANCE UNDERWRITERS

(expressed in millions U.S. dollars)

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column I	Column J	Column K
							Net Losses and Loss Adjustment Expenses Incurred Related to
Affiliation with Registrant	Deferred policy acquisition costs	Reserve for losses and loss adjustment expenses	Discount, if any, deducted in Column C	Unearned Premiums	Net Premium Earned	Net Investment Income	(a) Current Year	(b) Prior Year	Amortization of Deferred policy acquisition costs	Net Paid Losses and Loss Adjustment Expenses	Net Premiums Written
Consolidated Subsidiaries
2022	515.8	2,045.2	—	2,618.6	1,504.7	40.7	(852.3)	22.1	447.7	324.7	1,862.6

2021	403.3	1,386.5	—	2,113.7	1,154.2	20.6	(706.4)	9.6	299.9	528.6	1,601.1

2020	276.5	818.0	—	1,405.5	728.6	26.2	(362.9)	38.4	179.2	185.1	905.6

F-70

Common Shares

FIDELIS INSURANCE HOLDINGS LIMITED

                    , 2023

J.P. Morgan	Barclays

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in the our Common Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PART II

INFORMATION NOT

REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

To the extent permitted by the Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we issued securities that were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

•

On February 10, 2020 we issued 15,115,722 Common Shares for total proceeds of $142.3 million, net of issuance costs in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder;

•

On June 10, 2020, we issued 37,536,911 Common Shares for total proceeds of $355.0 million, net of issuance costs in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder;

•

On June 18, 2020, we issued $300.0 million aggregate principal amount of 4.875% Senior Notes due 2030 and on July 2, 2020, we issued a further $30.0 million aggregate principal amount of 4.875% Senior Notes due 2030, in each case in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder;

•

On July 23, 2020 we issued 14,764,344 Common Shares for total proceeds of $139.0 million, net of issuance costs in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder;

•

On October 16, 2020 we issued $105.0 million aggregate principal amount of 6.625% Fixed-Rate Reset Junior Subordinated Notes due 2041 and on October 20, 2020 we issued a further $20.0 million 6.625% aggregate principal amount of Fixed-Rate Reset Junior Subordinated Notes due 2041, in each case in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder;

•

On December 1, 2020 we issued 4,517,750 Common Shares for total proceeds of $60.6 million, net of issuance costs in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder; and

•

On July 15, 2021, we issued 21,602,305 Common Shares for total proceeds of $318.2 million, net of issuance costs in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder.

ITEM 8. EXHIBITS

•	The Exhibit Index is hereby incorporated herein by reference.

•	Financial Statement Schedules.

II-1

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

ITEM 9. UNDERTAKINGS

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1*	Memorandum of Association of the Registrant

3.2*	Amended and Restated Bye-laws of the Registrant

5.1*	Opinion of Conyers Dill & Pearman Limited, counsel to the Registrant, as to the validity of the Common Shares

10.1*	Registration Rights Agreement by and among Fidelis Insurance Holdings Limited and certain shareholders of Fidelis Insurance Holdings Limited

10.2*	Framework Agreement

10.3*	Delegated Underwriting Authority

10.4*	Inter-Group Services Agreement

10.5*	Amended and Restated Common Shareholders Agreement

10.6*	Form of Indemnification Agreement for Officers and Directors

10.7*	Base Senior Notes Indenture

10.8*	Supplemental Senior Notes Indenture

10.9*	Base Subordinated Notes Indenture

10.10*	Supplemental Subordinated Notes Indenture

10.11* **	Cooperation Agreement

10.11†*	Long-Term Incentive Plan

10.12†*	2015 Non-Qualified Share Option Plan

10.13†*	2018 Non-Qualified Share Option Plan

21.1*	List of subsidiaries of the Registrant

23.1*	Consent of KMPG Audit Limited, independent registered public accounting firm

23.2*	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)

24.1*	Power of Attorney (included in signature page to Registration Statement)

99.1*	Registrant’s Representation under Item 8.A.4

99.2*	Consent of Director Nominee

*	To be filed by amendment.
**

The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request. Additionally, portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Registrant customarily and actually treats that information as private or confidential and the omitted information is not material.

†	Identifies management contract or compensatory plan or arrangement

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda, on this              day of             , 2023.

FIDELIS INSURANCE HOLDINGS LIMITED

By:
Name:
Title:

Fidelis Insurance Holdings Limited has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer (Principal Executive Officer)

Chief Financial Officer (Principal Accounting Officer)

Chairman of the Board and Director

Director

Director

Director

Director

Director

Director

Authorized Representative in the United States